As filed with the Securities and Exchange Commission on February 9, 2023
Registration No. 333-268977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VALLON PHARMACEUTICALS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	2834	82-4369909
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Two Logan Square
100 N. 18th Street, Suite 300
Philadelphia, PA 19103
(267) 607-8255
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David Baker
Chief Executive Officer
Vallon Pharmaceuticals, Inc.
100 N. 18th Street, Suite 300
Philadelphia, PA 19103
(267) 207-3606
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Faith L. Charles, Esq. Naveen Pogula, Esq. Thompson Hine LLP 335 Madison Avenue, 12th Floor New York, New York 10017-4611 (212) 344-5680	David Baker Vallon Pharmaceuticals, Inc. 100 N. 18th Street, Suite 300 Philadelphia, PA 19103 (267) 207-3606	W. Marc Hertz, Ph.D. GRI Bio, Inc. 2223 Avenida De La Playa #208 La Jolla, CA 92037 (619) 400-1171	Adam C. Lenain, Esq. Melanie Ruthrauff Levy, Esq. Jason Miller, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 3580 Carmel Mountain Road, Suite 300 San Diego, CA 92130 (858) 314-1500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Agreement and Plan of Merger described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. Vallon Pharmaceuticals, Inc. may not sell its securities pursuant to the proposed transactions until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED FEBRUARY 9, 2023
PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT
To the Stockholders of Vallon Pharmaceuticals, Inc. and GRI Bio, Inc.:
Vallon Pharmaceuticals, Inc. (“Vallon”) and GRI Bio, Inc. (“GRI”) have entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which a wholly-owned subsidiary of Vallon will merge with and into GRI, with GRI surviving as a wholly-owned subsidiary of Vallon (the “Merger”). The Merger will result in a clinical-stage biotechnology company focused on discovering, developing, and commercializing innovative therapies targeting serious diseases associated with dysregulated immune responses that lead to inflammatory, fibrotic, and autoimmune disorders.
At the effective time of the Merger (the “Effective Time”), each share of common stock of GRI, $0.01 par value per share (“GRI Common Stock”) outstanding immediately prior to the Effective Time, excluding any dissenting shares but including any shares of GRI Common Stock issued pursuant to the Equity Financing (as defined below) will be automatically converted into the right to receive a number of shares of common stock of Vallon, $0.0001 par value per share (“Vallon Common Stock”) equal to the exchange ratio described below, subject to adjustment for the proposed reverse stock split of Vallon Common Stock to be implemented prior to the consummation of the Merger as discussed in this proxy statement/prospectus/information statement (the “Reverse Split”). At the Effective Time, Vallon’s stockholders will continue to own and hold their then existing shares of Vallon Common Stock, subject to adjustment for the Reverse Split. Vallon will assume all of the options to purchase shares of GRI Common Stock, outstanding and unexercised immediately prior to the Effective Time and, in connection with the Merger, such options will be converted into options to purchase shares of Vallon Common Stock, with the number of shares and exercise price being adjusted by the exchange ratio. Each warrant to purchase GRI Common Stock outstanding and unexercised immediately prior to the Effective Time other than the Bridge Warrants (as defined below) will be assumed by Vallon and will become a warrant to purchase shares of Vallon Common Stock, with the number of shares and exercise price being adjusted by the exchange ratio. Each GRI restricted stock award outstanding immediately prior to the Effective Time will be assumed by Vallon and will be converted into a restricted stock award of Vallon Common Stock, with the number of shares being adjusted by the exchange ratio. Under the exchange ratio formula in the Merger Agreement (the “Exchange Ratio”), the equityholders of GRI immediately prior to the consummation of the Merger (the “Closing”), including the Investor in the Equity Financing, are expected to own approximately between 83.0% to 96.7% of the aggregate number of outstanding shares of Vallon Common Stock immediately after the Closing, and the equityholders of Vallon immediately prior to the Closing are expected to own approximately between 17.0% to 3.3% of the aggregate number of outstanding shares of Vallon Common Stock immediately after the Closing, in each case as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Equity Financing (as defined below) but before giving effect to the issuance of the Series A-1, A-2, and T Warrants (as described below). The Exchange Ratio may be adjusted based on Vallon’s net cash at Closing and/or any reduction to Vallon’s valuation required in order to meet the initial listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”). As of the date of this proxy statement/prospectus/information statement, the parties expect there to be a Nasdaq Adjustment and have assumed an Exchange Ratio that assumes a price per share of Vallon Common Stock of $0.30. Assuming an Exchange Ratio of 1.7759 and without taking into account any beneficial ownership limitations, (i) the outstanding equity of the combined company, as calculated on a fully diluted basis and immediately after giving effect to the Equity Financing and the Merger but before giving effect to the issuance of the Series A-1, A-2, and T Warrants, is expected to be held as follows: the equity holders of GRI capital stock immediately prior to the Closing other than the Investor would hold approximately 34.9%; the Investor in the Equity Financing would hold approximately 20.1%; the equity holders of Vallon immediately prior to the Closing would hold approximately 7.6%, and approximately 37.4% would be held in escrow pursuant to the Equity Financing, and (ii) the outstanding equity of the combined company, as calculated on a fully diluted basis by including all shares underlying all options and warrants of the combined company after giving effect to the Merger, the Equity Financing (including the issuance of the Series A-1, A-2, and T Warrants), the Series T Warrant Exercises (including the Series A-1 Warrants and Series A-2 Warrants issuable upon exercise of the Series T Warrants) and assuming the Investor receives all escrowed shares, is expected to be held as follows: equity holders of GRI immediately prior to the Closing other than the Investor would hold approximately 12.5%; the Investor in the Equity Financing would hold approximately 84.7%; and the Vallon equity holders immediately prior to the Closing would hold approximately 2.7%.
In addition, in connection with the signing of the Merger Agreement on December 13, 2022, GRI entered into a securities purchase agreement (the “Bridge SPA”) with Altium Growth Fund, LP (the “Investor”) pursuant to which, among other things, GRI agreed to issue senior secured promissory notes (the “Bridge Notes”) in the aggregate principal amount of up to $3.33 million in exchange for an aggregate purchase price of up to $2.5 million. Pursuant to the terms of the Bridge SPA, the Investor agreed to purchase the Bridge Notes in two closings: the first closing, for approximately $1.67 million in aggregate principal amount in exchange for an aggregate purchase price of approximately $1.25 million, occurred on December 14, 2022 and the second closing, for approximately $1.67 million in aggregate principal amount in exchange for an aggregate purchase price of approximately $1.25 million, is scheduled to close on the first business day following the date of the effectiveness of this proxy statement/prospectus/information statement. Upon funding of each closing under the Bridge SPA described above, the Investor will also receive warrants to purchase an aggregate of 1,252,490 shares of GRI Common Stock (the “Bridge Warrants”). As a result of the Merger, at the Effective Time, each Bridge Warrant will automatically be exchanged for warrants (the “Exchange Warrants”) to purchase that number of shares of Vallon Common Stock equal to 11,272,408 multiplied by the Exchange Ratio. The Exchange Warrants will be on substantively similar terms to the Bridge Warrants, and have an initial exercise price equal to 24% of the quotient obtained by dividing the Equity SPA Aggregate Purchase Price (as defined below) by the number of Initial Shares (as defined below) (the “Closing Price Per Share”). The exercise price of the Exchange Warrants will be subject to adjustment for splits and similar recapitalization events.
Also in connection with signing the Merger Agreement, on December 13, 2022, GRI, Vallon, and the Investor entered into a separate securities purchase agreement (the “Equity SPA”) pursuant to which, among other things, the Investor agreed to invest $12.25 million in cash and cancel any outstanding principal and interest on the Bridge Notes immediately prior to the Closing (the “Equity SPA Aggregate Purchase Price”) to fund the combined company following the Merger. In return, GRI will issue shares (the “Initial Shares”) of GRI Common Stock to the Investor equal to approximately 10.19% of the estimated Parent Fully Diluted Number (as defined in the Equity SPA) at a per share price obtained by dividing the Equity SPA Aggregate Purchase Price by the amount of Initial Shares (the “Closing Per Share Price”). We refer to the transactions contemplated by the Equity SPA as the “Equity Financing” in this proxy statement/prospectus/information statement. The Equity Financing will close on the same date as the Closing. In addition, GRI will deposit a number of shares of GRI Common Stock equal to 400% of the number of Initial Shares (the “Pre-Exchange Additional Shares”) into escrow with an escrow agent. As a result of the Merger, at the Effective Time, each Initial Share will automatically be converted into the right to receive a number of shares of Vallon Common Stock equal to the number of Initial Shares multiplied by the Exchange Ratio. Further, at the Effective Time, the Pre-Exchange Additional Shares placed into escrow with the escrow agent will automatically be converted into the right to receive a number of shares of Vallon Common Stock equal to the number of Pre-Exchange Additional Shares multiplied by the Exchange Ratio (the “Additional Shares”). Subject to beneficial ownership limitations, Additional Shares will be issued to the Investor on or about each of the tenth trading day, the forty-fifth calendar day, the ninetieth calendar day, and the one-hundred thirty-fifth calendar day immediately following the Closing (each, a “Reset Date”), if the Closing Per Share Price is less than 90% of the arithmetic average of the five lowest weighted average prices of the Vallon Common Stock during the ten trading day period immediately preceding the applicable Reset Date (the “Reset Price”). On each Reset Date, if the Closing Per Share Price is less than the Reset Price, the Investor will receive such number of Additional Shares obtained by subtracting (i) the quotient determined by dividing (x) the Equity SPA Aggregate Purchase Price, by (y) the lower of (1) the Closing Per Share Price and (2) the lowest Reset Price related to all the Reset Date(s) preceding the applicable Reset Date, if any, from (ii) the quotient determined by dividing (x) the Equity SPA Aggregate Purchase Price, by (y) the Reset Price applicable to such Reset Date. The Equity SPA also provides that the Investor may, at any time from the fifth trading day immediately preceding any Reset Date, provide a written notice electing to receive Additional Shares on the first trading day immediately following the Investor’s delivery of that notice (instead of on the applicable Reset Date) in an amount calculated according to the formula described above, but using a Reset Price equal to 90% of the five lowest weighted average prices of Vallon Common Stock during the period beginning on the tenth trading day immediately preceding the applicable Reset Date and ending on the date the Investor delivers that notice. The combined company has no obligation to issue any Additional Shares in excess of the number of Additional Shares in escrow immediately after the Closing. On the final Reset Date, any Additional Shares in escrow that the Investor is not entitled to receive as described above will be delivered to persons and entities that were stockholders of GRI as of immediately prior to the Closing in proportion to their pro-rata ownership of GRI as of immediately prior to the Closing. In addition, pursuant to the Equity SPA, Vallon will issue to the Investor (i) Series A-1 Warrants to purchase that number of shares of Vallon Common Stock equal to 500% of the Initial Shares, (ii) Series A-2 Warrants to purchase that number of shares of Vallon Common Stock equal to 450% of the Initial Shares, and (iii) Series T Warrants to purchase (x) that number of shares of Vallon Common Stock equal to approximately 320.9% of the Initial Shares and (y) upon exercise of the Series T Warrants, an additional amount of Series A-1 Warrants and Series A-2 Warrants, each to purchase that number of shares of Vallon Common Stock equal to approximately 320.9% of the Initial Shares (collectively, the “Equity Warrants”). The Equity Warrants will be issued on the 11th trading day following the Closing and will have an initial exercise price per share equal to 20% of the Closing Per Share Price for the Series T Warrants, 22% of the Closing Per Share Price for the Series A-1 Warrants and Series A-1 Warrants issued upon exercise of the Series T Warrants and 24% of the Closing Per Share Price for the Series A-2 Warrants and Series A-2 Warrants issued upon exercise of the Series T Warrants. The Equity Warrants are exercisable at any time on or after the applicable issuance date. The Series A-1 Warrants have a term of 60 months from the date all shares underlying the Series A-1 Warrants are freely tradable and the Series A-2 Warrants and Series T Warrants have a term of 24 months from the date all shares underlying the Series A-2 Warrants and Series T Warrants, respectively, are freely tradable. The combined company may force the exercise of the Series T Warrants subject to the satisfaction of certain equity conditions, and we refer to the exercise of Series T Warrants and the resulting proceeds (up to an aggregate of $10.0 million) as the “Series T Warrant Exercises” in this proxy statement/prospectus/information statement. For more information regarding the Equity Financing and the Series T Warrant Exercises, see the section entitled “Agreements Related to the Merger — Equity Financing and Series T Warrant Exercises” of this proxy statement/prospectus/information statement.
Shares of Vallon Common Stock are currently listed on The Nasdaq Capital Market under the symbol “VLON”. Vallon has filed an initial listing application with Nasdaq pursuant to Nasdaq’s “reverse merger” rules and anticipates receiving approval regarding its application prior to holding the Closing. Substantially concurrent with the completion of the Merger, Vallon will be renamed “GRI Bio, Inc.” and expects to trade on The Nasdaq Capital Market under the symbol “GRI.” On __________, 2023, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Vallon Common Stock was $______ per share.
Vallon is holding a virtual special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the Merger and related matters. At the Vallon virtual special meeting, which will be held in a virtual-only format via live audio webcast at __________, Eastern Time, on ________, 2023 at __________, unless postponed or adjourned to a later date, Vallon will ask its stockholders to:
1.Approve pursuant to Nasdaq Listing Rules 5635(a), 5635(b), and 5635(d): (i) the issuance of shares of Vallon Common Stock pursuant to the Merger, Equity Financing and the Series T Warrant Exercises, which will represent more than 20% of the shares of Vallon Common Stock outstanding immediately prior to the Merger, the Equity Financing and the Series T Warrant Exercises and (ii) the change of control resulting from the Merger, the Equity Financing, and the Series T Warrant Exercises;

2.Approve an amendment to the amended and restated certificate of incorporation of Vallon to effect a reverse stock split of Vallon Common Stock at a ratio within the range not less than ____ and not greater than ____ (with such ratio to be mutually agreed upon by Vallon and the Investor prior to the Effective Time and with all amendments within such range (other than the amendment setting forth the ratio selected) being abandoned by the Vallon Board);
3.Approve an amendment to the amended and restated certificate of incorporation of Vallon to limit the liability of officers of Vallon as permitted by recent amendments to Delaware law;
4.Approve the Amended and Restated Vallon 2018 Equity Incentive Plan to, among other things, increase the aggregate number of shares of Vallon Common Stock available for issuance thereunder to 6,500,000; and
5.Approve a postponement or adjournment of the Vallon virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above.
Please refer to the attached proxy statement/prospectus/information statement for further information with respect to the business to be transacted at the Vallon virtual special meeting. As described in the attached proxy statement/prospectus/information statement, the officers, directors and certain stockholders of Vallon entered into support agreements in favor of GRI relating to the Merger covering less than 20% of the outstanding shares of Vallon Common Stock, and certain officers, directors and stockholders of GRI entered into support agreements in favor of Vallon covering approximately 59.4% of the outstanding shares of GRI Common Stock, in each case, outstanding as of the date of the Merger Agreement, whereby these stockholders agreed to vote their shares in favor of the adoption or approval, among other things, of the Merger Agreement and the approval of the transactions contemplated therein, including the Merger, the issuance of shares of Vallon Common Stock to GRI’s stockholders, and the change of control resulting from the Merger, subject to the terms of the support agreements.
In addition, following the effectiveness of the Registration Statement, of which this proxy statement/prospectus/information statement is a part, and pursuant to the conditions of the Merger Agreement and the support agreements, GRI’s stockholders who are party to the support agreements will each execute an action by written consent of GRI’s stockholders, referred to as the written consent, adopting the Merger Agreement, thereby approving the transactions contemplated thereby, including the Merger. No meeting of GRI’s stockholders will be held. All of GRI’s stockholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the Merger and related transactions, by signing and returning to GRI the written consent once this Registration Statement is declared effective by the U.S. Securities and Exchange Commission (the “SEC”).
After careful consideration, Vallon’s board of directors has unanimously (i) determined that the Merger and all related transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Vallon and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated therein, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that each Vallon stockholder vote “FOR” Proposal Nos. 1, 2, 3, 4, and 5.
After careful consideration, GRI’s board of directors has unanimously (i) determined that the Merger and all related transactions contemplated by the Merger Agreement, including the Equity Financing, are fair to, advisable, and in the best interests of, GRI and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated therein, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that each GRI stockholder sign and return the written consent, indicating its (a) adoption of the Merger Agreement and approval of the transactions contemplated therein, (b) acknowledgement that the approval given is irrevocable and that such stockholder (or beneficial owner) is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the General Corporation Law of the State of Delaware (“DGCL”) or dissenters’ rights pursuant to Chapter 13 of the General Corporate Law of the State of California (“CGCL”), if applicable, and that such stockholder (or beneficial owner) has received and read a copy of Section 262 of the DGCL and Chapter 13 of the CGCL, and (c) acknowledgement that by its approval of the Merger it is not entitled to appraisal or dissenters’ rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL or CGCL, as applicable.
More information about Vallon, GRI, and the proposed transaction is contained in the attached proxy statement/prospectus/information statement. Vallon and GRI urge you to read the accompanying proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 30 OF THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT.
Vallon and GRI are excited about the opportunities the Merger brings to Vallon’s and GRI’s stockholders, and thank you for your consideration and continued support.

David Baker President, Chief Executive Officer, and Director Vallon Pharmaceuticals, Inc.	W. Marc Hertz, Ph.D. President and Chief Executive Officer GRI Bio, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.
The attached proxy statement/prospectus/information statement is dated __________, 2023, and is first being mailed to Vallon’s and GRI’s stockholders on or about __________, 2023.

Vallon Pharmaceuticals, Inc.
Two Logan Square
100 N. 18th Street, Suite 300
Philadelphia, PA 19103
NOTICE OF VIRTUAL SPECIAL MEETING OF STOCKHOLDERS
To Be Held at __________, Eastern Time on __________, 2023
Dear Vallon Pharmaceuticals, Inc. Stockholders:
On behalf of the board of directors of Vallon Pharmaceuticals, Inc., a Delaware corporation (“Vallon”), we are pleased to deliver this proxy statement/prospectus/information statement for a virtual special meeting of stockholders of Vallon (the “Vallon virtual special meeting”), in connection with the proposed merger between Vallon and GRI Bio, Inc., a Delaware corporation (“GRI”), pursuant to which Vallon Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Vallon, will merge with and into GRI, with GRI surviving as a wholly-owned subsidiary of Vallon (the “Merger”) and the transactions contemplated by that certain securities purchase agreement, dated December 13, 2022, by and among Altium Growth Fund, LP (the “Investor”), GRI and Vallon (the “Equity Financing”) and any exercise of the Series T Warrants to be issued pursuant to the Equity Financing (the “Series T Warrant Exercises”) . The Vallon virtual special meeting will be held in a virtual-only format via live audio webcast on ____, 2023 at ____, Eastern Time, at ____, for the following purposes:
1.Approve pursuant to Nasdaq Listing Rules 5635(a), 5635(b), and 5635(d): (i) the issuance of shares of Vallon Common Stock pursuant to the Merger, Equity Financing and the Series T Warrant Exercises, which will represent more than 20% of the shares of Vallon Common Stock outstanding immediately prior to the Merger, the Equity Financing and the Series T Warrant Exercises and (ii) the change of control resulting from the Merger, the Equity Financing, and the Series T Warrant Exercises;
2.Approve an amendment to the amended and restated certificate of incorporation of Vallon to effect a reverse stock split of Vallon Common Stock at a ratio within the range not less than ____ and not greater than ____ (with such ratio to be mutually agreed upon by Vallon and the Investor prior to the Effective Time and with all amendments within such range (other than the amendment setting forth the ratio selected) being abandoned by the Vallon Board);
3.Approve an amendment to the amended and restated certificate of incorporation of Vallon to limit the liability of officers of Vallon as permitted by recent amendments to Delaware law;
4.Approve the Amended and Restated Vallon 2018 Equity Incentive Plan to, among other things, increase the aggregate number of shares of Vallon Common Stock available for issuance thereunder to 6,500,000; and
5.Approve a postponement or adjournment of the Vallon virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above.
Please refer to the attached proxy statement/prospectus/information statement for further information with respect to the business to be transacted at the Vallon virtual special meeting. The board of directors of Vallon (the “Vallon Board”) has fixed ____, 2023, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Vallon virtual special meeting and any adjournment or postponement thereof. Only holders of record of shares of Vallon Common Stock at the close of business on the record date are entitled to notice of, and to vote at, the Vallon virtual special meeting. At the close of business on the record date, Vallon had ____ shares of Vallon Common Stock outstanding and entitled to vote. A complete list of such stockholders entitled to vote at the Vallon virtual special meeting will be available for examination at the Vallon offices in Philadelphia, Pennsylvania during normal business hours for a period of ten days prior to the Vallon virtual special meeting.
Your vote is important. Approval of Proposal Nos. 2 and 3 require the affirmative vote of holders of a majority of Vallon Common Stock outstanding as of the record date for the Vallon virtual special meeting. Approval of Proposal Nos. 1, 4, and 5 require the affirmative vote of a majority of the votes cast, either affirmatively or negatively, on the proposal at the Vallon virtual special meeting. Each of Proposal Nos. 1, 2, and 4 is a condition to the consummation of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1, 2, and 4.
If you have any questions or need assistance voting your shares, please contact __, our proxy solicitor, by calling __, or banks and brokers can call collect at __, or by emailing __. This notice of the Vallon virtual special meeting and the proxy statement/prospectus/information statement will be available at __.
Even if you plan to attend the Vallon virtual special meeting electronically, Vallon requests that you sign and return the enclosed proxy card to ensure that your shares will be represented at the Vallon virtual special meeting. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of adoption of each of the proposals.
THE VALLON BOARD HAS UNANIMOUSLY DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF VALLON AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED EACH SUCH PROPOSAL. THE VALLON BOARD UNANIMOUSLY RECOMMENDS THAT VALLON’S COMMON STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.
By Order of the Vallon Board of Directors,
David Baker
President, Chief Executive Officer, and Director
Philadelphia, Pennsylvania
____________ , 2023

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus/information statement incorporates important business and financial information about Vallon that is not included in or delivered with this document. You may obtain this information without charge through the SEC website at www.sec.gov or upon your written or oral request by contacting Vallon Pharmaceuticals, Inc., Attn: Corporate Secretary, 100 N. 18th Street, Suite 300, Philadelphia, PA 19103, Phone: (267) 607-8255, or by email at info@vallon-pharma.com.
To ensure timely delivery of these documents, any request should be made no later than __________, 2023 to receive them before the Vallon virtual special meeting.
For additional details about where you can find information about Vallon, please see the section titled “Where You Can Find More Information” of this proxy statement/prospectus/information statement.

QUESTIONS AND ANSWERS ABOUT THE MERGER
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed Reverse Split of Vallon Common Stock, as described in Proposal No. 2 of this proxy statement/prospectus/information statement.
The following section provides answers to frequently asked questions about the proposed merger transaction. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.
Q: What is the Merger?
A: Vallon, Merger Sub and GRI entered into the Agreement and Plan of Merger on December 13, 2022 (the “Merger Agreement”). The Merger Agreement, as it may be amended from time to time, contains the terms and conditions of the proposed merger among Vallon, Merger Sub, and GRI. Pursuant to the Merger Agreement, Merger Sub will merge with and into GRI, with GRI surviving as a wholly-owned subsidiary of Vallon. This transaction is referred to as the “Merger.”
At the Effective Time, each share of GRI Common Stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders and beneficial owners who have exercised and perfected appraisal and dissenters’ rights (as more fully described in the section titled “The Merger — Appraisal Rights and Dissenters’ Rights” of this proxy statement/prospectus/information statement) but including any shares of GRI Common Stock issued pursuant to the Equity Financing) will automatically be converted into the right to receive a number of shares of Vallon Common Stock calculated using an exchange ratio formula described in the Merger Agreement (the “Exchange Ratio”). No fractional shares of Vallon Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued, with no cash being paid for any fractional share of Vallon Common Stock eliminated by such rounding. Any fractional shares of Vallon Common Stock a holder of GRI capital stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share.
For a further description of the Exchange Ratio, see the sections titled “Questions and Answers about the Merger — How is the Exchange Ratio Calculated” and “The Merger Agreement — Merger Consideration and Exchange Ratio” of this proxy statement/prospectus/information statement. For more information regarding the Equity Financing and Series T Warrant Exercises, see the section titled “Agreements Related to the Merger — Equity Financing and Series T Warrant Exercises” of this proxy statement/prospectus/information statement.
At the Effective Time, Vallon’s stockholders will continue to own and hold their existing shares of Vallon Common Stock, subject to adjustment in connection with the Reverse Split. As of immediately prior to the Effective Time, all outstanding, unvested and unexercised options to purchase shares of Vallon Common Stock will be canceled and have no further force and effect. All outstanding, vested and unexercised options to purchase shares of Vallon Common Stock will remain effective and outstanding. Each option to purchase shares of GRI Common Stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase shares of Vallon Common Stock, with the number of shares and exercise price being adjusted by the Exchange Ratio. Each warrant to purchase GRI Common Stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Vallon and will become a warrant to purchase shares of Vallon Common Stock, with the number of shares and exercise price being adjusted by the Exchange Ratio. Each GRI restricted stock award outstanding immediately prior to the Effective Time will be assumed by Vallon and will be converted into a restricted stock award of Vallon Common Stock, with the right to convert into Vallon Common Stock, with the number of shares being adjusted by the Exchange Ratio. Substantially concurrent with the completion of the Merger, Vallon will change its corporate name to “GRI Bio, Inc.” as required by the Merger Agreement.
Q: What is the Bridge Financing and the Equity Financing?
A: In connection with signing the Merger Agreement, GRI entered into a Securities Purchase Agreement, dated as of December 13, 2022 (the “Bridge SPA”) with the Investor, pursuant to which the Investor has agreed to purchase, and GRI agreed to issue the Bridge Notes in the aggregate principal amount of up to $3.33 million, in exchange for an aggregate purchase price of up to approximately $2.5 million (the “Bridge Loan”). Pursuant to the terms of the Bridge SPA, the Investor agreed to purchase the Bridge Notes in two closings: (i) the first closing for approximately $1.67 million in aggregate principal amount (in exchange for an aggregate purchase price of approximately $1.25 million), which occurred on December 14, 2022; and (ii) the second closing for approximately $1.67 million in aggregate principal amount (in exchange for an aggregate purchase price of approximately $1.25 million), which is scheduled to close on the first business day following the date of effectiveness of the Registration Statement. The Bridge Notes are secured by a lien on all of GRI’s assets, as described in the Bridge SPA and its exhibits. In addition, upon the funding of each tranche as described above, the Investor will also receive warrants to purchase an aggregate of 1,252,490 shares of GRI Common Stock (the “Bridge Warrants”). The Bridge Warrants have an exercise price of $1.33 per share, are exercisable at any time on or after the applicable issuance date and have a term of 60 months from the date all shares underlying the Bridge Warrants are freely tradable. The Bridge Warrants also contain certain rights with regard to asset distributions and fundamental transactions. The exercise price of the Bridge Warrants will be subject to adjustment for splits and similar recapitalization events. As a result of the Merger, at the Effective Time, each Bridge Warrant will automatically be exchanged for warrants (the “Exchange Warrants”) to purchase that number of shares of Vallon Common Stock equal to 11,272,408 multiplied by the Exchange Ratio.
In connection with signing the Merger Agreement, on December 13, 2022, GRI, Vallon and the Investor entered into a Securities Purchase Agreement (the “Equity SPA”), pursuant to which, among other things, the Investor agreed to invest approximately $12.25 million in cash and cancel any outstanding principal and interest on the Bridge Notes immediately prior to the closing of the Merger (the “Equity SPA Aggregate Purchase Price”) to fund the combined company following the Merger. In return, GRI will issue an amount of shares (the “Initial Shares”) of GRI Common Stock to the Investor equal to approximately 10.19% of the estimated Parent Fully Diluted Number (as defined in the Equity SPA) at a per share price obtained by dividing the Equity SPA Aggregate Purchase Price by the amount of Initial Shares (the “Closing Per Share Price”). The Equity Financing will close on the same date as the closing of the Merger. In addition, GRI will deposit a number of shares of GRI Common Stock equal to 400% of the number of Initial Shares into escrow with an escrow agent, to be exchanged for Vallon Common Stock in the Merger based on the Exchange Ratio (the “Additional Shares”), and to be delivered, in whole or in part, pursuant to the Equity SPA. As a result of the Merger, at the Effective Time, each Initial Share will automatically be converted into the right to receive a number of shares of Vallon Common Stock equal to the number of Initial Shares multiplied by the Exchange Ratio. Further, at the Effective Time, each Additional Share placed into escrow with the escrow agent will automatically be converted into the right to receive a number of shares of Vallon Common Stock equal to the number of Additional Shares multiplied by the Exchange Ratio. Subject to beneficial ownership limitations, Additional Shares will be issued to the Investor on or about each of the tenth trading day, the forty-fifth calendar day, the ninetieth calendar day, and the one-hundred thirty-fifth calendar day immediately following the Closing (each, a “Reset Date”), if the Closing Per Share Price is less than 90% of the arithmetic average of the five lowest weighted average prices of the Vallon Common Stock during the ten trading day period immediately preceding the applicable Reset Date (the “Reset Price”). On each Reset Date, if the Closing Per Share Price is less than the Reset Price, the Investor will receive such number of Additional Shares obtained by subtracting (i) the quotient determined by dividing (x) the Equity SPA Aggregate Purchase Price, by (y) the lower of (1) the Closing Per Share Price and (2) the lowest Reset Price related to all the Reset Date(s) preceding the applicable Reset Date, if any, from (ii) the quotient determined by dividing (x) the Equity SPA Aggregate Purchase Price, by (y) the Reset Price applicable to such Reset Date. The Equity SPA also provides that the Investor may, at any time from the fifth trading day immediately preceding any Reset Date, provide a written notice electing to receive Additional Shares on the first trading day immediately following the Investor’s delivery of that notice (instead of on the applicable Reset Date) in an amount calculated according to the formula described above, but using a Reset Price equal to 90% of the five lowest weighted average prices of Vallon Common Stock during the period beginning on the tenth trading day immediately preceding the applicable Reset Date and ending on the date the Investor delivers that notice. The combined company has no obligation to issue any Additional Shares in excess of the number of Additional Shares in escrow immediately after the Closing. On the final Reset Date, any Additional Shares in escrow that the Investor is not entitled to receive as described above will be delivered to persons and entities that were stockholders of GRI as of immediately prior to the Closing in proportion to their pro-rata ownership of GRI as of immediately prior to the Closing.

In addition, Vallon will issue to the Investor (i) Series A-1 Warrants to purchase that number of shares of Vallon Common Stock equal to 500% of the Initial Shares, (ii) Series A-2 Warrants to purchase that number of shares of Vallon Common Stock equal to 450% of the Initial Shares, and (iii) Series T Warrants to purchase (x) that number of shares of Vallon Common Stock equal to approximately 320.9% of the Initial Shares and (y) upon exercise of the Series T Warrants, an additional amount of Series A-1 Warrants and Series A-2 Warrants, each to purchase that number of shares of Vallon Common Stock equal to approximately 320.9% of the Initial Shares (collectively, the “Equity Warrants”). The Equity Warrants will be issued on the 11th trading day following the closing of the Merger. The Equity Warrants are exercisable at any time on or after the applicable issuance date. The Series A-1 Warrants have a term of 60 months from the date all shares underlying the Series A-1 Warrants are freely tradable and the Series A-2 Warrants and Series T Warrants have a term of 24 months from the date all shares underlying the Series A-2 Warrants and Series T Warrants, respectively, are freely tradable. Vallon may force the exercise of the Series T Warrants subject to the satisfaction of certain equity conditions. The Equity Warrants also contain certain rights with regard to asset distributions and fundamental transactions. For a further description of the Bridge Financing and the Equity Financing, see the section titled “Agreements Related to the Merger — Equity Financing and Series T Warrant Exercises” of this proxy statement/prospectus/information statement.
Q: How is the Exchange Ratio Calculated?
A: The “Exchange Ratio” is calculated as the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) (i) the Company Valuation divided by (ii) the Company Outstanding Shares by (b) (i) the PubCo Valuation divided by (ii) the PubCo Outstanding Shares. Each of the Company Valuation and PubCo Valuation may vary depending on the extent of the Nasdaq Adjustment. For a further description of the Exchange Ratio, see the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio — Exchange Ratio” of this proxy statement/prospectus/information statement. As of the date of this proxy statement/prospectus/information statement, the parties expect there to be a Nasdaq Adjustment and have assumed an Exchange Ratio that assumes a price per share of Vallon Common Stock of $0.30.
The following tables illustrate how the Exchange Ratio and post-Closing equity ownership of the combined company by the GRI stockholders, Vallon stockholders and the Investor as of immediately prior to the Closing may change if Vallon net cash is between negative $4.0 million and negative $2.0 million at the Closing and if the price per share of Vallon Common Stock as selected by Nasdaq for purposes of the Unrestricted Publicly Held Shares Requirement is $0.20 per share, $0.30 and $0.60 per share. We presently expect Vallon’s net cash at the Closing to be approximately negative $3.0 million. As of the date of this proxy statement/prospectus/information statement, the parties expect there to be a Nasdaq Adjustment and have assumed an Exchange Ratio that assumes a price per share of Vallon Common Stock of $0.30. There is no further adjustment to the Exchange Ratio as a result of Vallon’s net cash being less than $4.0 million. The illustrative post-Closing fully diluted ownership percentages below are calculated after giving effect to the Merger and the Equity Financing (including the issuance of the Series A-1, A-2, and T Warrants), the Series T Warrant Exercises (including the Series A-1 Warrants and Series A-2 Warrants issuable upon exercise of the Series T Warrants) and the issuance of common stock of the combined company upon the exercise of all of the Exchange Warrants and Series A-1, A-2 and T Warrants in accordance with their respective terms and assuming the Investor receives all escrowed shares. For a description of how the exercise prices of the Exchange Warrants and Series A-1, A-2 and T Warrants are calculated, see the sections titled “Questions and Answers about the Merger — How are the exercise prices of the Exchange Warrants and Series A-1, A-2 and T Warrants Calculated” and “Agreements Related to the Merger — Equity Financing and Series T Warrant Exercises” of this proxy statement/prospectus/information statement. The following percentages do not take into account any beneficial ownership limitations.

Price per share of Vallon Common Stock: $0.20
Vallon Net Cash at Closing	Exchange Ratio	Post-Closing Fully Diluted Ownership
		GRI Equity Holders	Vallon Equity Holders	Investor
$(4.0) million	3.0638	13.5%	1.7%	84.8%
$(3.0) million	3.0638	13.5%	1.7%	84.8%
$(2.0) million	3.0638	13.5%	1.7%	84.8%

Price per share of Vallon Common Stock: $0.30
Vallon Net Cash at Closing	Exchange Ratio	Post-Closing Fully Diluted Ownership
		GRI Equity Holders	Vallon Equity Holders	Investor
$(4.0) million	1.7759	12.5%	2.7%	84.7%
$(3.0) million	1.7759	12.5%	2.7%	84.7%
$(2.0) million	1.7759	12.5%	2.7%	84.7%

Price per share of Vallon Common Stock: $0.60
Vallon Net Cash at Closing	Exchange Ratio	Post-Closing Fully Diluted Ownership
		GRI Equity Holders	Vallon Equity Holders	Investor
$(4.0) million	0.7275	10.1%	5.4%	84.5%
$(3.0) million	0.6856	9.9%	5.6%	84.4%
$(2.0) million	0.6467	9.7%	5.8%	84.4%
Q: What equity stake will the current Vallon equityholders, current GRI equityholders other than the Investor and the Investor hold in the combined company on a fully diluted basis immediately after the Equity Financing (but before giving effect to the issuance of the Series A-1, A-2 and T Warrants) and the Merger and immediately after the issuance of the Series A-1, A-2 and T Warrants?
A: Assuming an Exchange Ratio of 1.7759:
•The outstanding equity of the combined company, as calculated on a fully diluted basis and immediately after giving effect to the Equity Financing and the Merger but before giving effect to the issuance of the Series A-1, A-2, and T Warrants, is expected to be held as follows: the equity holders of GRI capital stock immediately prior to the Closing other than the Investor would hold approximately 34.9%; the Investor in the Equity Financing would hold approximately 20.1%; the equity holders of Vallon immediately prior to the Closing would hold approximately 7.6%, and approximately 37.4% would be held in escrow pursuant to the Equity Financing, and
•The outstanding equity of the combined company, as calculated on a fully diluted basis by including all shares underlying all options and warrants of the combined company after giving effect to the Merger, the Equity Financing (including the issuance of the Series A-1, A-2, and T Warrants), the Series T Warrant Exercises (including the Series A-1 Warrants and Series A-2 Warrants issuable upon exercise of the Series T Warrants) and assuming the Investor receives all escrowed shares, is expected to be held as follows: equity holders of GRI immediately prior to the Closing other than the Investor would hold approximately 12.5%; the Investor in the Equity Financing would hold approximately 84.7%; and the Vallon equity holders immediately prior to the Closing would hold approximately 2.7%.
These percentages do not take in account any beneficial ownership limitations.
Q: How are the exercise prices of the Exchange Warrants and Series A-1, A-2 and T Warrants Calculated?
A: The Exchange Warrants will have an initial exercise price equal to 24% of the Closing Per Share Price. The exercise price of the Exchange Warrants will be subject to adjustment for splits and similar recapitalization events.
The Equity Warrants will have an initial exercise price per share equal to 20% of the Closing Per Share Price for the Series T Warrants, 22% of the Closing Per Share Price for the Series A-1 Warrants and Series A-1 Warrants issued upon exercise of the Series T Warrants and 24% of the quotient obtained by dividing the Equity SPA Aggregate Purchase Price by the number of Initial Shares (the “Closing Price Per Share”) for the Series A-2 Warrants and Series A-2 Warrants issued upon exercise of the Series T Warrants. In addition, the Equity Warrants have a cashless exercise provision providing that if on any trading day following the earlier of (i) 240 days following the closing of the Merger or (ii) the deadline under the Registration Rights Agreement (as defined below) for having a registration statement registering the underlying Series A-2 warrant shares for resale declared effective (such earlier date, the “Trigger Date”), a registration statement covering the resale of the warrant shares that are the subject of an exercise notice is unavailable, such Equity Warrant may be exercised on a cashless basis and receive shares of common stock pursuant to the formula therein. The Series A-2 Warrants also have an alternate cashless exercise provision providing that if on any trading day following the Trigger Date, the weighted average price of the post-merger combined company’s common stock is less than 90% of the exercise price of the Series A-2 Warrants, then the holder of the Series A-2 Warrant may exercise the Series A-2 Warrants on a cashless basis and receive one share of common stock for each underlying Series A-2 Warrant share. The exercise price of the Series A-1 Warrants is subject to adjustment for certain dilutive issuances, and the exercise prices and number of shares issuable upon exercise of the Equity Warrants are subject to adjustment for reverse stock splits and similar recapitalization events.
Assuming an Exchange Ratio of 1.7759, the Exchange Warrants would have an exercise price of $0.18 per share, the Series T Warrants would have an exercise price of $0.15 per share, the Series A-1 Warrants and Series A-1 Warrants issued upon exercise of the Series T Warrants would have an exercise price of $0.17 and $0.18, respectively, per share, and the Series A-2 Warrants and Series A-2 Warrants issued upon exercise of the Series T Warrants would have an exercise price of $0.18 per share.
Q: What will happen to Vallon if, for any reason, the Merger does not close?
A: If, for any reason, the Merger does not close, including as a result of delisting from The Nasdaq Capital Market, as described below, the Vallon Board may elect to, among other things, attempt to complete another strategic transaction including a transaction similar to the Merger, continue to operate the business of Vallon, sell or otherwise dispose of the various assets of Vallon, dissolve and liquidate its assets, or commence bankruptcy proceedings. Under certain circumstances, Vallon may be obligated to pay GRI a termination fee of $2.0 million and reimburse certain expenses of GRI up to $400,000, as more fully described in the section titled “The Merger Agreement — Termination and Termination Fees” of this proxy statement/prospectus/information statement. If Vallon decides to dissolve and liquidate its assets, Vallon would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. As of November 30, 2022, Vallon had cash and cash equivalents and marketable securities totaling approximately $4.5 million. However, there can be no assurances as to the amount or timing of available cash, if any, left to distribute to stockholders after paying the debts and other obligations of Vallon and setting aside funds for potential future claims. If the Vallon Board decided to continue Vallon’s business, Vallon would need substantial additional capital. There can be no assurances as to the amount or timing of such financing, if any.
Furthermore, on June 27, 2022, Vallon received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the last thirty consecutive business days, the bid price for Vallon’s common stock had closed below the minimum $1.00 per share requirement for continued listing on The Nasdaq Capital Market. Vallon was provided an initial period of 180 calendar days, or until December 27, 2022, to regain compliance. On December 28, 2022, Vallon received a letter from Nasdaq informing it that its shares had failed to comply with the $1.00 minimum bid price required for continued listing on The Nasdaq Capital Market and, as a result, its shares are subject to delisting. Vallon filed an appeal and hearing request with Nasdaq, which has stayed the delisting of its common stock from The Nasdaq Capital Market pending a Nasdaq listing qualifications hearings panel’s (the “Panel”) decision. The hearing date has been set for February 16, 2023. There can be no assurance that the Panel will grant Vallon’s request for continued listing; however, Vallon intends to present a plan to regain compliance to the Panel that includes a discussion of the events that Vallon believes will enable it regain compliance in this timeframe, in particular the completion of the Merger and Reverse Split. In the event that the Panel determines to delist Vallon, the conditions to the Merger will not be met and, unless waived by the requisite parties, the Merger may not close. See the section titled “The Merger Agreement — Conditions to the Completion of the Merger” of this proxy statement/prospectus/information statement.
Q: Why are the two companies proposing to merge?
A: The Merger will result in a clinical-stage biopharmaceutical company focused on discovering, developing, and commercializing innovative therapies targeting serious diseases associated with dysregulated immune responses that lead to inflammatory, fibrotic, and autoimmune disorders. For a discussion of Vallon’s and GRI’s reasons for the Merger, please see the section titled “The Merger — Vallon Reasons for the Merger” of this proxy statement/

prospectus/information statement and “The Merger — GRI Reasons for the Merger” of this proxy statement/prospectus/information statement.
Q: Why am I receiving this proxy statement/prospectus/information statement?
A: You are receiving this proxy statement/prospectus/information statement because you have been identified as a common stockholder of Vallon as of the record date, or a stockholder of GRI eligible to execute the GRI written consent. If you are a common stockholder of Vallon, you are entitled to vote at the Vallon virtual special meeting, which has been called for the purpose of approving the following proposals:
1.Approve pursuant to Nasdaq Listing Rules 5635(a), 5635(b), and 5635(d): (i) the issuance of shares of Vallon Common Stock pursuant to the Merger, Equity Financing and the Series T Warrant Exercises, which will represent more than 20% of the shares of Vallon Common Stock outstanding immediately prior to the Merger, the Equity Financing and the Series T Warrant Exercises and (ii) the change of control resulting from the Merger, the Equity Financing, and the Series T Warrant Exercises;
2.Approve an amendment to the amended and restated certificate of incorporation of Vallon to effect a reverse stock split of Vallon Common Stock at a ratio within the range not less than ____ and not greater than ____ (with such ratio to be mutually agreed upon by Vallon and the Investor prior to the Effective Time and with all amendments within such range (other than the amendment setting forth the ratio selected) being abandoned by the Vallon Board);
3.Approve an amendment to the amended and restated certificate of incorporation of Vallon to limit the liability of officers of Vallon as permitted by recent amendments to Delaware law;
4.Approve the Amended and Restated Vallon 2018 Equity Incentive Plan to, among other things, increase the aggregate number of shares of Vallon Common Stock available for issuance thereunder to 6,500,000; and
5.Approve a postponement or adjournment of the Vallon virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above.
Proposal Nos. 1 through 5 described above are collectively the “Vallon Stockholder Matters,” and Proposal Nos. 1, 2, and 4 above are collectively the “Closing Vallon Stockholder Matters.” We do not expect that any matter other than Proposal Nos. 1 through 5 will be brought before the Vallon virtual special meeting.
If you are a stockholder of GRI, you are requested to sign and return the GRI written consent to (i) adopt the Merger Agreement and approve the transactions and actions contemplated by the Merger Agreement, (ii) acknowledge that your approval is irrevocable and that you are aware of your rights to demand appraisal for your shares pursuant to Section 262 of the DGCL or dissenters’ rights pursuant to Chapter 13 of the CGCL, if applicable, and that you have received and read a copy of Section 262 of the DGCL and Chapter 13 of the CGCL, and (iii) acknowledge that by your approval of the Merger you are not entitled to appraisal rights or dissenters’ rights with respect to your shares of GRI Common Stock in connection with the Merger and thereby waive any rights to receive payment of the fair value of your GRI Common Stock under the DGCL or CGCL, as applicable (items (i) through (iii), collectively, the “GRI Stockholder Matters”).
This document serves as: (x) a proxy statement of Vallon used to solicit proxies for the Vallon virtual special meeting, (y) a prospectus of Vallon used to offer shares of Vallon Common Stock (i) in exchange for shares of GRI Common Stock in the Merger and (ii) upon exercise of the warrants and options to purchase shares of Vallon Common Stock assumed in the Merger in exchange for the warrants and options to purchase shares of GRI Common Stock, and (z) an information statement of GRI used to solicit the written consent of its stockholders for the adoption of the Merger Agreement and the approval of the Merger and related transactions after the declaration of the effectiveness of the registration statement on the Registration Statement, of which this proxy statement/prospectus/information statement is a part.

Q: What is required to consummate the Merger?
A: To consummate the Merger, Vallon’s stockholders must approve, unless waived by Investor, GRI, Vallon and Merger Sub, the Closing Vallon Stockholder Matters and GRI’s stockholders must approve the GRI Stockholder Matters.
Certain of GRI’s stockholders who in the aggregate own approximately 59.4% of the shares of GRI Common Stock on an as-converted basis, and certain of Vallon’s stockholders who in the aggregate own less than 20% of the shares of Vallon Common Stock, in each case, outstanding as of the date of the Merger Agreement, are parties to support agreements with Vallon and GRI, whereby such stockholders have agreed, subject to the terms of the support agreements, to vote their shares (or execute a written consent) in favor of the Vallon Stockholder Matters or the GRI Stockholder Matters, as applicable.
In addition to the requirement of obtaining stockholder approval of the Closing Vallon Stockholder Matters and the GRI Stockholder Matters, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a complete description of the closing conditions under the Merger Agreement, we urge you to read the section titled “The Merger Agreement — Conditions to the Completion of the Merger” of this proxy statement/prospectus/information statement.
Q: What proposals will be voted on at the Vallon virtual special meeting, other than the Closing Vallon Stockholder Matters?
A: At the Vallon virtual special meeting, in addition to the Closing Vallon Stockholder Matters, the holders of Vallon Common Stock will also be asked to consider the following proposals, along with any other business that may properly come before the Vallon virtual special meeting or any adjournment or postponement thereof.
•Proposal No. 3 to approve an amendment to the amended and restated certificate of incorporation of Vallon to limit the liability of officers of Vallon as permitted by recent amendments to Delaware law; and
•Proposal No. 5 to approve a postponement or adjournment of the Vallon virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above.
Proposal Nos. 1, 2, and 4 are not conditioned upon Proposal Nos. 3 or 5 being approved. However, Proposal No. 4 is conditioned upon the consummation of the Merger. Proposal Nos. 1 through 5 are referred to collectively in this proxy statement/prospectus/information statement as “the Proposals.”
Q: What will GRI’s option holders and warrant holders receive in the Merger?
A: Vallon will assume outstanding and unexercised options to purchase shares of GRI Common Stock, and in connection with the Merger, such options will be converted into options to purchase shares of Vallon Common Stock, with the number of shares of Vallon Common Stock subject to such option, and the exercise price, being appropriately adjusted by the Exchange Ratio. Each warrant to purchase GRI Common Stock outstanding and unexercised immediately prior to the Effective Time of the Merger will be assumed by Vallon and will become a warrant to purchase shares of Vallon Common Stock, with the number of shares and exercise price being appropriately adjusted by the Exchange Ratio. Each GRI restricted stock award outstanding immediately prior to the Effective Time will be assumed by Vallon and will be converted into a restricted stock award of Vallon Common Stock, with the right to convert into Vallon Common Stock, with the number of shares being adjusted by the Exchange Ratio. For a more complete description of what GRI’s stockholders, option holders, warrant holders, and restricted stock award holders will receive in the Merger, please see the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” of this proxy statement/prospectus/information statement.
Q: What will Vallon’s stockholders, option holders, and warrant holders receive in the Merger?
A: At the Effective Time, Vallon’s stockholders will continue to own and hold their existing shares of Vallon Common Stock. All outstanding, unvested and unexercised options to purchase shares of Vallon Common Stock will be canceled for no consideration immediately prior to the Effective Time. All outstanding, vested and unexercised options to purchase shares of Vallon Common Stock will remain effective and outstanding and will be accelerated in full effective as of immediately prior to the Effective Time.
At the Effective Time, each warrant to purchase shares of Vallon Common Stock that is outstanding and unexercised immediately prior to the Effective Time will survive the closing of the Merger and remain outstanding in accordance with its terms.
Q: Who will be the directors of Vallon following the Merger?
A: At the Effective Time, the combined company is expected to initially have a five member board of directors, comprised of (a) W. Marc Hertz, Ph.D. and David Szekeres, each as a GRI designee, (b) two additional individuals GRI expects to designate to serve as members of the board of directors of the combined company upon completion of the Merger and (c) David Baker, as Vallon’s designee, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation, or removal. The board of directors of the combined company will have an audit committee, a compensation committee, and a nominating and corporate governance committee, in accordance with the rules of Nasdaq. All of Vallon’s current directors other than David Baker are expected to resign from their positions as directors of Vallon, effective upon the Effective Time.
Q: Who will be the executive officers of Vallon following the Merger?
A: Immediately following the Merger, the executive management team of the combined company is expected to be comprised of the following individuals with such additional officers as may be added by GRI or the combined company:

Name	Position
W. Marc Hertz, Ph.D.	President, Chief Executive Officer, and Director (Principal Executive Officer)
Leanne Kelly	Chief Financial Officer (Principal Financial and Accounting Officer)
Vipin Kumar Chaturvedi, Ph.D.	Chief Scientific Officer
Albert Agro, Ph.D.	Chief Medical Officer
Q: What is the Reverse Split and how will it affect me?
At the Vallon virtual special meeting, Vallon’s common stockholders will be asked to approve an amendment to the amended and restated certificate of incorporation of Vallon effecting the Reverse Split of Vallon Common Stock at a ratio anywhere in the range not less than ____ new share for every ____ shares and not greater than ____ new share for every ____ shares outstanding, with the Vallon Board having previously approved and declared advisable each amendment effecting the Reverse Split within such range. Prior to the effectiveness of the Merger, Vallon, the Investor and GRI will mutually agree upon the exact reverse split ratio within such range, and the Vallon Board will abandon all amendments within such range (other than the amendment setting forth the ratio selected). The Vallon Board will make the final determination of the ratio within the approved range, after consultation with GRI and the Investor. Upon the effectiveness of the certificate of amendment to the amended and restated certificate of incorporation of Vallon effecting the Reverse Split (the “Split Effective Time”), the issued shares of Vallon Common Stock immediately prior to the Split Effective Time will be reclassified into a smaller number of shares within the specified range, such that a stockholder of Vallon will own one new share of Vallon Common Stock for the specified number of shares of issued common stock held by that stockholder immediately prior to the Split Effective Time.
The Vallon Board approved the proposal approving the certificate of amendment to the amended and restated certificate of incorporation of Vallon effecting the Reverse Split for the following reasons:
•the Vallon Board believes effecting the Reverse Split may be an effective means of avoiding a delisting of Vallon Common Stock from Nasdaq in the future;

•the Vallon Board believes an investment in Vallon Common Stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients and investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks;
•the Vallon Board believes that analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks and that most investment funds are reluctant to invest in lower priced stocks;
•the Vallon Board believes that the Reverse Split will result in a number of authorized but unissued shares of Vallon Common Stock sufficient for the issuance of shares of Vallon Common Stock to GRI’s stockholders pursuant to the Merger Agreement; and
•the Vallon Board believes a higher stock price may help generate investor interest in Vallon and help Vallon attract and retain employees.
The execution of the Reverse Split would not have an impact on the percentage of stock owned in the combined company by Vallon’s current stockholders following the Merger.
Q: As a stockholder of Vallon, how does the Vallon Board recommend that I vote?
A: After careful consideration, the Vallon Board unanimously recommends that the holders of Vallon Common Stock vote:
•“FOR” Proposal No. 1 to approve pursuant to Nasdaq Listing Rules 5635(a), 5635(b), and 5635(d): (i) the issuance of shares of Vallon Common Stock pursuant to the Merger, Equity Financing and the Series T Warrant Exercises, which will represent more than 20% of the shares of Vallon Common Stock outstanding immediately prior to the Merger, the Equity Financing and the Series T Warrant Exercises and (ii) the change of control resulting from the Merger, the Equity Financing, and the Series T Warrant Exercises;
•“FOR” Proposal No. 2 to approve an amendment to the amended and restated certificate of incorporation of Vallon to effect a reverse stock split of Vallon Common Stock at a ratio within the range not less than ____ and not greater than ____ (with such ratio to be mutually agreed upon by Vallon and the Investor prior to the Effective Time and with all amendments within such range (other than the amendment setting forth the ratio selected) being abandoned by the Vallon Board);
•“FOR” Proposal No. 3 to approve an amendment to the amended and restated certificate of incorporation of Vallon to limit the liability of officers of Vallon as permitted by recent amendments to Delaware law;
•“FOR” Proposal No. 4 to approve the Amended and Restated Vallon 2018 Equity Incentive Plan to, among other things, increase the aggregate number of shares of Vallon Common Stock available for issuance thereunder to 6,500,000; and
•“FOR” Proposal No. 5 to approve a postponement or adjournment of the Vallon virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above.
For more information on each proposal and the Vallon Board’s recommendations, please see the section entitled “Matters Being Submitted to a Vote of Vallon’s Stockholders” of this proxy statement/prospectus/information statement.
Q: How many votes are needed to approve each proposal?
A: Approval of Proposal Nos. 2 and 3 requires the affirmative vote of holders of a majority of Vallon Common Stock outstanding as of the record date for the Vallon virtual special meeting. Approval of Proposal Nos. 1, 4, and 5 requires the affirmative vote of a majority of the votes cast, either affirmatively or negatively, on the proposal at the Vallon virtual special meeting.

Q: As a stockholder of GRI, how does the GRI Board recommend that I vote?
A: After careful consideration, the board of directors of GRI (the “GRI Board”) unanimously recommends that the GRI stockholders execute the written consent indicating their vote in favor of the GRI Stockholder Matters.
Q: What risks should I consider in deciding whether to vote in favor of the Vallon Stockholder Matters?
A: You should carefully review the section of the proxy statement/prospectus/information statement titled “Risk Factors” which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Vallon and GRI, as an independent company, is subject.
Q: When do you expect the Merger to be consummated?
A: We anticipate that the Merger will be consummated during __________, soon after the Vallon virtual special meeting to be held on ____, but we cannot predict the exact timing. For more information, please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger” of this proxy statement/prospectus/information statement.
Q: What are the material U.S. federal income tax consequences of the Merger to U.S. Holders of GRI shares?
A: Subject to the limitations and qualifications described in the section titled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” of this proxy statement/prospectus/information statement, in the opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”), counsel to GRI, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, subject to the limitations and qualifications described in the section titled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” of this proxy statement/prospectus/information statement, GRI stockholders will not recognize gain or loss for U.S. federal income tax purposes on the receipt of shares of Vallon Common Stock issued in connection with the Merger. Each GRI stockholder will have the same basis in Vallon Common Stock received as a result of the Merger as that holder has in shares of GRI Common Stock held at the time the Merger is consummated. Each holder’s holding period in Vallon Common Stock received as a result of the Merger will include the period during which such holder held shares of GRI Common Stock at the time the Merger is consummated, provided the latter was held by such holder as a capital asset at the time of consummation of the Merger.
The tax consequences to each GRI stockholder will depend on that stockholder’s particular circumstances. Each GRI stockholder should consult with his, her, or its tax advisor for a full understanding of the tax consequences of the Merger to that stockholder.
Please review the information in the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” of this proxy statement/prospectus/information statement for a more complete description of the material U.S. federal income tax consequences of the Merger to GRI stockholders.
Q: Do persons involved in the Merger have interests that may conflict with mine as a Vallon stockholder?
A: Yes. In considering the recommendation of the Vallon Board with respect to issuing shares of Vallon Common Stock pursuant to the Merger Agreement and the other matters to be acted upon by Vallon stockholders at the Vallon virtual special meeting, Vallon stockholders should be aware that certain members of the Vallon Board and executive officers of Vallon have interests in the Merger that may be different from, or in addition to, interests they have as Vallon stockholders.
For example, the employment agreements of Vallon’s named executive officers provide for post-employment compensation arrangements. These Vallon employment agreements establish the amount of severance payments and benefits available in the event of a termination of employment by Vallon without “cause” (as such term is defined in the agreement), or the employee’s termination of employment with Vallon for “good reason” (as such term is defined in the agreement).

As a result of their termination in connection with a “change in control,” Vallon’s executive officers will receive payments in the aggregate of approximately $1.0 million.
Additionally, pursuant to the terms of the Merger Agreement, David Baker, who is currently a director of Vallon will continue as a director of the combined entity after the Closing of the Merger and will be eligible for certain compensation as a non-employee director.
As of January 15, 2023, the directors and executive officers of Vallon owned, in the aggregate, approximately 19.7% of the outstanding voting shares of Vallon Common Stock. Each of Vallon’s executive officers and directors have entered into support agreements and lock-up agreements in connection with the Merger. The support agreements and lock-up agreements are discussed in greater detail in the section titled “Agreements Related to the Merger” in this proxy statement/prospectus/information statement.
The Vallon Board was aware of these interests and considered them, among other matters, in the decision to approve the Merger Agreement. For more information, please see the section titled “The Merger — Interests of the Vallon Directors and Executive Officers in the Merger” in this proxy statement/prospectus/information statement.
Q: Do persons involved in the Merger have interests that may conflict with mine as a GRI stockholder?
A: Yes. In considering the recommendation of the GRI Board with respect to adopting the Merger Agreement, GRI’s stockholders should be aware that certain members of the GRI Board and current and former executive officers of GRI have interests in the Merger that may be different from, or in addition to, interests they have as GRI’s stockholders.
As of January 15, 2023, GRI’s directors and executive officers (including affiliates) beneficially owned, in the aggregate approximately 62.39% of the outstanding shares of GRI capital stock.
As described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned “The Merger—Management Following the Merger,” certain of GRI’s directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing of the Merger.
Q: What is the compensation that will or may become payable by Vallon to its named executive officers in connection with the Merger for purposes of this advisory vote?
A: The compensation that will or may become payable by Vallon to its named executive officers in connection with the Merger includes cash severance payments and reimbursement of health coverage costs is approximately $1.0 million (collectively, not individually). For further detail, see the section titled “The Merger — Interests of the Vallon Directors and Executive Officers in the Merger.”
Q: What do I need to do now?
A: Vallon and GRI urge you to read this proxy statement/prospectus/information statement carefully, including its annexes and information incorporated herein, and to consider how the Merger affects you. If you are a common stockholder of Vallon, you may provide your proxy instructions in one of four different ways. First, you can mail your signed proxy card in the enclosed return envelope. Second, you may provide your proxy instructions via phone by following the instructions on your proxy card or voting instruction form. Third, you may provide your proxy instructions via the Internet by following the instructions on your proxy card or voting instruction form. Finally, you may vote live during the Vallon virtual special meeting, as described below. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Vallon virtual special meeting. If you sign, date and mail your proxy card without indicating how you wish to vote, your shares will be voted in favor of adoption of each of Proposals 1, 2, 3, 4, and 5.
If you are a stockholder of GRI, you may execute and return your written consent to GRI in accordance with the instructions provided by GRI once this Registration Statement is declared effective by the SEC.

Q: What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?
A: If you are a common stockholder of Vallon, the failure to return your proxy card or otherwise provide proxy instructions (a) will have the same effect as voting against Proposal Nos. 1 and 2, (b) will have no effect on Proposal Nos. 3, 4, or 5, and (c) your shares will not be counted for purposes of determining whether a quorum is present at the Vallon virtual special meeting.
Q: When and where is the virtual special meeting of Vallon’s stockholders?
A: The Vallon virtual special meeting will be held in a virtual-only format via live audio webcast on ____, 2023 at __________, Eastern Time, at __________, unless postponed or adjourned to a later date. All of Vallon’s stockholders as of the record date, or their duly appointed proxies, may attend the Vallon virtual special meeting. It could become necessary to change the date, time, and/or means of holding the Vallon virtual special meeting (including by means of an in person meeting). If such a change is made, Vallon will announce the change in advance, and details on how to participate will be issued by press release, posted on Vallon’s website, and filed as additional proxy materials.
Q: May I vote live at the virtual special meeting of stockholders of Vallon?
A: Yes, Vallon stockholders entitled to vote at the virtual-only format special meeting may vote their shares during the live audio webcast.
Stockholders of Record
If your shares of Vallon Common Stock are registered directly in your name with the Vallon transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Vallon. If you are a Vallon stockholder of record, you may attend the Vallon virtual special meeting and by accessing the meeting center at and entering the control number on the proxy card previously received.
Even if you plan to attend the Vallon virtual special meeting via live audio webcast, Vallon requests that you submit your proxy or voting instructions for your shares to ensure that your shares will be represented at the Vallon virtual special meeting if you are unable to attend.
Beneficial Owners
If your shares of Vallon Common Stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the Vallon virtual special meeting via live audio webcast. Because a beneficial owner is not the stockholder of record, you may not vote these shares at the Vallon virtual special meeting unless you obtain a proxy from the record holder of your shares and bring to the special meeting a letter from the bank, broker, trustee or nominee confirming its beneficial ownership of the shares and that the bank, broker, trustee or other nominee is not voting the shares at the special meeting.
All stockholders are invited to attend the Vallon virtual special meeting. In order to attend the Vallon virtual special meeting, go to __________ and enter the control number found on your proxy card, voting instruction form, or notice you previously received.
To attend the Vallon virtual special meeting, beneficial owners must obtain a legal proxy from the holder of record and submit proof of legal proxy reflecting the number of shares of Vallon Common Stock held as of the record date. Vallon stockholders will then receive a confirmation of registration and an individual link to access the Vallon virtual special meeting.
Even if you plan to attend the Vallon virtual special meeting via live audio webcast, Vallon requests that you sign and return the proxy materials provided by your broker or other nominee together with a voting instruction to ensure that your shares will be represented at the Vallon virtual special meeting if you are unable to attend.

Q: What is the quorum requirement?
A: A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding one-third of the issued and outstanding shares entitled to vote at a meeting are present at such meeting or represented by proxy. On the record date, there were ____ shares of Vallon Common Stock outstanding and entitled to vote. Thus, the holders of ____ shares of Vallon Common Stock must be present or represented by proxy at the Vallon virtual special meeting to have a quorum.
Your shares will be counted towards the quorum if you submit a valid proxy (or one is submitted on your behalf by your broker, bank, or other nominee), if you vote live at the Vallon virtual special meeting, or if you are a holder of record present at the Vallon virtual special meeting. Abstentions and broker non-votes, if applicable, will also be counted towards the quorum requirement. Because all of the matters to be submitted at the special meeting are non-routine, it is not anticipated that there will be any broker non-votes. If, however, brokers are entitled to vote uninstructed shares on a proposal at the special meetings, broker non-votes, if any, will also be counted toward the quorum requirement. If there is no quorum, the holders of a majority of shares at the meeting or represented by proxy may postpone or adjourn the meeting to another date. If there is no quorum, no business other than adjournment or recess may be transacted.
Q: How are votes counted?
A: Votes will be counted by the inspector of elections appointed for the meeting, who will separately count votes “FOR” and “AGAINST,” abstentions and, if applicable, broker non-votes. We do not expect that any matter other than Proposal Nos. 1 through 5 will be brought before the Vallon virtual special meeting.
Q: What are “broker non-votes”?
A: Brokers who hold shares in street name for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to approval of non-routine matters, and, as a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares, referred to generally as “broker non-votes.” All of the Proposals are non-routine, and accordingly, it is not anticipated that there will be any broker non-votes. If, however, brokers are entitled to vote uninstructed shares on any proposal at the special meeting, broker non-votes, if any, will be treated as shares that are present at the Vallon virtual special meeting for purposes of determining whether a quorum exists. Broker non-votes, if any, would have no effect on the outcome of Proposals 1, 4, or 5, but they would have the effect of votes against Proposals 2 and 3.
Q: Do I have appraisal rights with respect to the approval of the Merger?
A: Vallon stockholders are not entitled to appraisal rights in connection with the Merger. Vallon stockholders are not entitled to appraisal rights in connection with the Merger. GRI may be entitled to appraisal rights in accordance with the provisions of Section 262 of the DGCL. In order to exercise and perfect appraisal rights, GRI stockholders must follow the steps prescribed in Section 262 of the DGCL properly and in a timely manner. A copy of the applicable excerpts of Section 262 of the DGCL is included with this proxy statement/prospectus/information statement as Annex B. For more information, please refer to the section titled “The Merger — Appraisal Rights and Dissenters’ Rights” of this proxy statement/prospectus/information statement.
Q: Do I have dissenters’ rights with respect to the approval of the Merger?
A: Vallon stockholders are not entitled to dissenters’ rights in connection with the Merger. GRI stockholders may be entitled to dissenters’ rights in accordance with the provisions of Chapter 13 of the CGCL. In order to exercise dissenters’ rights, a stockholder does not need to affirmatively vote against the Merger, but instead need only not vote in favor of the Merger. However, a stockholder choosing to exercise his or her dissenters’ rights must also comply with the provisions of Chapter 13 of the CGCL. A copy of the applicable sections of Chapter 13 of the CGCL is included with this proxy statement/prospectus/information statement as Annex C. For more information, please refer to the section titled “The Merger — Appraisal Rights and Dissenters’ Rights” of this proxy statement/prospectus/information statement.

Q: May I change my vote after I have submitted a proxy or provided proxy instructions?
A: Vallon’s common stockholders of record, other than those Vallon stockholders who are parties to support agreements, may change their vote at any time before their proxy is voted at the Vallon virtual special meeting in one of three ways. First, a stockholder of record of Vallon can send a written notice to the Corporate Secretary of Vallon stating that it would like to revoke its proxy. Second, a stockholder of record of Vallon can submit new proxy instructions either on a new proxy card or via telephone or the Internet. Third, a stockholder of record of Vallon can attend the Vallon virtual special meeting and vote live. Attendance alone will not revoke a proxy. If a stockholder who owns Vallon Common Stock in “street name” has instructed a broker to vote its shares of Vallon Common Stock, the stockholder must follow directions received from its broker to change those instructions.
Q: Who is paying for this proxy solicitation?
A: GRI and Vallon will equally bear the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Vallon Common Stock for the forwarding of solicitation materials to the beneficial owners of Vallon Common Stock. GRI and Vallon will reimburse these brokers, custodians, nominees, and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. In addition, Vallon has engaged ____ to assist in the solicitation of proxies and to provide related advice and information support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $____ in the aggregate. Fees paid to the SEC in connection with filing the statement/prospectus/information statement, and any amendments and supplements thereto, with the SEC will be paid equally by GRI and Vallon.
Q: Should Vallon’s and GRI’s stockholders send in their stock certificates now?
A: No. After the Merger is consummated, GRI’s stockholders will receive written instructions from the exchange agent for exchanging their certificates, if any, representing shares of GRI capital stock for book-entry shares of Vallon Common Stock. No fractional shares of Vallon Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued, with no cash being paid for any fractional share of Vallon Common Stock eliminated by such rounding. Any fractional shares of Vallon Common Stock a holder of GRI capital stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share.
In addition, Vallon’s stockholders will receive written instructions, as applicable, from Vallon’s transfer agent, Broadridge Corporate Issuer Solutions, Inc., for exchanging their certificates representing shares Vallon Common Stock for new certificates giving effect to the Reverse Split, if effected. Vallon’s stockholders will also receive a cash payment in lieu of any fractional shares, determined by multiplying such fraction by the fair market value per share of Vallon’s Common Stock immediately prior to the effective time of the Reverse Split as determined by the Vallon Board.
Q: Who can help answer my questions?
A: If you are a stockholder of Vallon and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact:
Vallon Pharmaceuticals, Inc.
100 N. 18th Street, Suite 300
Philadelphia, PA 19103
Attn: Corporate Secretary
(267) 607-8255

If you are a stockholder of GRI, and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact:
GRI Bio, Inc.
2223 Avenida De La Playa #208
La Jolla, CA 92037
Attn: W. Marc Hertz
(619) 400-1171

PROSPECTUS SUMMARY
This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the Merger, the proposals being considered at the Vallon virtual special meeting and GRI’s stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement attached as Annex A and the other annexes to which you are referred herein. For more information, please see the section titled “Where You Can Find More Information” of this proxy statement/prospectus/information statement.
The Companies
Vallon Pharmaceuticals, Inc.
Vallon Pharmaceuticals, Inc.
100 N. 18th Street, Suite 300
Philadelphia, PA 19103
(267) 607-8255
Vallon is a clinical-stage biopharmaceutical company primarily focused on the development and commercialization of proprietary biopharmaceutical products. Vallon is developing novel medications for central nervous system (“CNS”) disorders with a focus on abuse-deterrent medications. Vallon’s lead investigational product candidate, ADAIR, is a proprietary, abuse-deterrent oral formulation of immediate-release dextroamphetamine (the main active ingredient in Adderall®) for the treatment of attention-deficit/hyperactivity disorder (“ADHD”) and narcolepsy. However, as described below, Vallon’s Study to Evaluate the Abuse Liability, Pharmacokinetics, Safety and Tolerability of an Abuse-Deterrent d-Amphetamine Sulfate Immediate Release Formulation (“SEAL”) study for ADAIR did not reach its primary endpoint, and there is no assurance that ADAIR will receive approval by the U.S. Food and Drug Administration (the “FDA”). In addition to ADAIR, Vallon completed formulation development work and selected the final formulation of its second product candidate, ADMIR, an abuse deterrent formulation of methylphenidate (Ritalin®), for the treatment of ADHD.
Vallon Merger Sub, Inc.
Vallon Merger Sub, Inc. is a wholly-owned subsidiary of Vallon, and was formed solely for the purpose of carrying out the Merger.
GRI Bio, Inc.
GRI Bio, Inc.
2223 Avenida De La Playa #208
La Jolla, CA 92037
(619) 400-1171
GRI is a clinical-stage biotech company focused on discovering, developing, and commercializing innovative therapies targeting serious diseases associated with dysregulated immune responses that lead to inflammatory, fibrotic, and autoimmune disorders by fundamentally changing the way inflammatory disease is treated. GRI’s Natural Killer T (“NKT”) cell-based therapies are being developed for idiopathic pulmonary fibrosis (“IPF”) and other fibrotic, inflammatory, and autoimmune diseases. NKT cells are innate-like T cells that share properties of both NK and T cells and are a functional link between the innate and adaptive immune responses. Type 1 NKT (“NKT I”) cells play a critical role in initiating and propagating the inflammatory response, injury and fibrosis observed in IPF and other fibrotic indications. GRI’s lead product candidate, GRI-0621, is a NKT I cell inhibitor and is being developed as an oral therapeutic for IPF.
The Merger
On December 13, 2022, Vallon, Merger Sub, and GRI entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into GRI, with GRI surviving as a wholly-owned subsidiary of Vallon. Vallon

Common Stock will be issued to the former GRI stockholders at the Effective Time. In connection with the closing of the Merger, Vallon will change its name to “GRI Bio, Inc.” References to the combined company in this proxy statement/prospectus/information statement are references to Vallon following the Merger.
For information regarding the Equity Financing and Series T Warrant Exercises, see “— Equity Financing and Series T Warrant Exercises” below, as well as the section entitled “Agreements Related to the Merger — Equity Financing and Series T Warrant Exercises” of this proxy statement/prospectus/information statement.
The Merger will be completed as promptly as practicable (but no later than the second business day) after all of the conditions to completion of the Merger are satisfied or waived, including the approval of the stockholders of Vallon and GRI, unless earlier terminated in accordance with the terms of the Merger Agreement. For more information on termination rights, see the section entitled “The Merger Agreement — Termination and Termination Fees” of this proxy statement/prospectus/information statement. The Merger is anticipated to occur after the Vallon virtual special meeting, which is further described in the section entitled “The Virtual Special Meeting of Vallon’s Stockholders” of this proxy statement/prospectus/information statement. Vallon and GRI cannot predict the exact timing of the completion of the Merger because it is subject to various conditions.
Reasons for the Merger
The Vallon Board considered various reasons to reach its determination (i) that the Merger, the Reverse Split, and the other transactions and actions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Vallon and its stockholders, (ii) to approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the authorization and issuance of shares of Vallon Common Stock to the stockholders of GRI pursuant to the terms of the Merger Agreement, and (iii) to recommend that, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Vallon vote to approve the Vallon Stockholder Matters.
The GRI Board also considered various reasons to reach its determination (i) that the Merger is fair to, advisable and in the best interests of GRI and its stockholders, (ii) to approve the Merger Agreement, the Merger and the transactions contemplated thereby and deem the Merger Agreement advisable, and (iii) to recommend that its stockholders vote to approve the GRI Stockholder Matters.
The Vallon Board considered other reasons for the Merger, including:
•the Vallon Board and its Strategic Advisors undertook a comprehensive and thorough process of reviewing and analyzing potential strategic transactions, including the acquisition of new assets or companies, and reverse mergers to identify the opportunity that would, in the Vallon Board’s opinion, create the most value for Vallon’s stockholders.
•the Vallon Board believes that, as a result of arm’s length negotiations with GRI, Vallon and its representatives negotiated the most favorable Exchange Ratio for Vallon stockholders that GRI was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to Vallon in the aggregate to which GRI was willing to agree.
•the Vallon Board believes, after a thorough review of strategic alternatives and discussions with Vallon senior management, its Strategic Advisors, and legal counsel, that the Merger is more favorable to Vallon’s stockholders than the potential value that might have resulted from other strategic options available to Vallon, including a liquidation of Vallon and the distribution of any available cash.
•the Vallon Board believes, based in part on a scientific diligence and analysis process conducted over several months by Vallon’s management and reviewed with the Vallon Board, that with respect to GRI’s product pipeline and the potential market opportunity for GRI’s products that GRI’s product candidates represent a sizeable potential market opportunity, and may thereby create value for the stockholders of the combined company and an opportunity for Vallon’s stockholders to participate in the potential growth of the combined company.

•the Vallon Board also reviewed with the management of Vallon the current plans of GRI for developing GRI-0621 for IPF, GRI-0803 for other inflammatory or autoimmune diseases such as Systemic Lupus Erythematosus (“SLE”), and other earlier stage pipeline compounds and confirms the likelihood that the combined company would possess sufficient financial resources to allow the management team to focus on the continued development of GRI-0621, at least through completion of a Phase 2a biomarker study. The Vallon Board also considered the possibility that the combined company would be able to take advantage of the potential benefits resulting from the combination of Vallon’s public company structure with GRI’s business to raise additional funds in the future, if necessary.
•the Vallon Board also considered the strength of the balance sheet of the combined company, which includes the cash that GRI currently holds, plus the gross proceeds from the Equity Financing of at least $14.75 million with potential access to an additional $10.0 million from the Investor (as defined below) in the Series T Warrant Exercises.
•the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of the combined company, given that the Vallon Board believes the sale and further development of such assets could unlock additional Vallon stockholder value and the expected cash resources of the combined company (including the ability to support the combined company’s current and planned clinical trials and operations).
•the Vallon Board considered the financial analysis completed by management as well as the oral opinion of Ladenburg rendered to the Vallon Board on December 13, 2022 (which was subsequently confirmed in writing (the “Initial Opinion”) by delivery of Ladenburg’s written opinion dated December 13, 2022), as of December 13, 2022, the fairness, from a financial point of view, to Vallon of the Exchange Ratio in the Merger pursuant to the Merger Agreement. The Vallon Board instructed Ladenburg not to incorporate any potential adjustments to the Exchange Ratio in the Initial Opinion and therefore, following the announcement of the Merger, recognizing that the Initial Opinion did not reflect the potential final economic terms of the Merger, the Vallon Board requested that Ladenburg provide a new fairness opinion that reflected the minimum assumed Vallon Base Equity Value of $5.0 million that could result from full application of the Nasdaq Adjustment pursuant to the terms of the Merger Agreement (the “Opinion”) and that as of the date of such Opinion, and based upon the various assumptions, qualifications and limitations set forth therein, the Exchange Ratio (assumed, at the time, to be 5.0629) was fair, from a financial point of view, to the holders of Vallon Common Stock. This Opinion was delivered on January 26, 2023 to the Vallon Board.
•the Vallon Board also considered the financial analysis reviewed by management on December 13, 2022, in doing so the Vallon Board noted (i) the Exchange Ratio formula is based upon a GRI valuation of $49.0 million and a Vallon valuation of $26.0 million (assuming Vallon’s net cash on the Closing Date of negative $3.0 million) and (ii) the implied equity value reference ranges indicated by Ladenburg’s financial analyses of GRI were $101.3 million to $356.0 million, based on Ladenburg’s analysis of selected trading companies of $35.3 million to $603.6 million, selected IPO transactions of $195.0 million to $264.7 million, selected M&A transactions of $102.3 million to $409.8 million and a discounted cash flow analysis ranging from $72.5 million to $146.0 million.
The GRI Board considered other reasons for the Merger, including:
•GRI’s need for capital to support the clinical and preclinical development of its product candidates and the potential to access public market capital, including sources of capital from a broader range of investors than it could otherwise obtain if it continued to operate as a privately-held company;
•the expectation that the Merger would be a more time and cost effective means to access capital than other options considered;
•the potential to provide its current stockholders with greater liquidity by owning stock in a public company listed on Nasdaq;

•the GRI Board’s belief that no alternatives to the Merger were reasonably likely to create greater value for its stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the GRI Board, including remaining as an independent private company;
•historical and current information concerning GRI’s business, including its financial performance and condition, operations, ongoing clinical trial efforts for its current product candidate, management and prospective competitive position;
•the cash resources of GRI expected to be available at the closing of the Merger;
•the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of the combined company, including the expected cash resources of the combined company (including the ability to support the combined company’s current and planned clinical trials and operations);
•the fact that shares of Vallon Common Stock issued to GRI stockholders pursuant to the Merger Agreement will be registered pursuant to a registration statement on Form S-4 by Vallon and will become freely tradable by GRI’s stockholders who are not affiliates of GRI and who are not parties to lock-up agreements;
•the competitive market conditions private companies currently face when seeking exchange-traded merger or business combination partners;
•the belief, after conducting due diligence, that Vallon had comparatively fewer and less significant ongoing obligations and material liabilities when compared to other potential exchange-traded merger and business combination partners;
•the likelihood that the Merger will be consummated on a timely basis and the viable strategic alternatives for GRI if the Merger does not occur (including, among other things, its financial prospects and access to the capital needed to continue successful operations); and
•the terms and conditions of the Merger and the Merger Agreement.
Opinion of Vallon’s Financial Advisor
Pursuant to an engagement letter dated April 19, 2022, Vallon retained Ladenburg to act as a financial advisor in connection with the Merger and to render an opinion to the Vallon Board as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of Vallon Common Stock. On December 13, 2022, at the request of the Vallon Board, Ladenburg rendered its oral opinion to the Vallon Board, subsequently confirmed in writing (as the Initial Opinion), that as of the date of such Initial Opinion and based upon the various assumptions, qualifications and limitations set forth therein, the Exchange Ratio (assumed, at the time, to be 0.6819) was fair, from a financial point of view, to the holders of Vallon Common Stock.
Recognizing that the post-Closing ownership split was subject to change after the date of the Initial Opinion based upon the future share price of Vallon’s Common Stock, it was contemplated that if there was a material change to the post-Closing ownership split and the Exchange Ratio, including a change resulting from the Nasdaq Adjustment set forth in the Merger Agreement, Ladenburg would deliver a new opinion at that later point in time. The Vallon Board agreed to this approach given that it had the assurance from Ladenburg that it would receive a second fairness opinion, as needed, reflecting an updated post-Closing ownership split and the new Exchange Ratio. In light of the recent trading performance of Vallon’s Common Stock that has approximated a closing price of $0.30 as reported by Nasdaq during the period of January 20, 2023 to January 26, 2023, following the announcement of the Merger, the Vallon Board requested that Ladenburg provide a new fairness opinion that reflected the minimum assumed Vallon Base Equity Value of $5.0 million that could result from full application of the Nasdaq Adjustment pursuant to the terms of the Merger Agreement (the “Opinion”) and that as of the date of such Opinion, and based upon the various assumptions, qualifications and limitations set forth therein, the Exchange Ratio (assumed, at the time, to be 5.0629) was fair, from a financial point of view, to the holders of Vallon Common Stock. This Opinion was delivered on January 26, 2023 to the Vallon Board.
The full text of the Opinion is attached as Annex H to this proxy statement/prospectus/information statement and is incorporated by reference. Vallon encourages its stockholders to read the Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Ladenburg. The summary of the Opinion set forth herein is qualified by reference to the full text of the Opinion. The Opinion is not a recommendation to the Vallon Board of whether or not to approve the Merger or to any holder of Vallon Common Stock as to how to vote with respect to the proposed Merger or to take any other action in connection with the Merger or otherwise.
Overview of the Merger Agreement and Agreements Related to the Merger Agreement
Merger Consideration and Exchange Ratio
At the Effective Time, each outstanding share of GRI capital stock outstanding immediately prior to the Effective Time (including shares issued pursuant to the Equity Financing) will be converted solely into the right to receive a number of shares of Vallon Common Stock equal to the Exchange Ratio described below. No fractional shares of Vallon Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued, with no cash being paid for any fractional share of Vallon Common Stock eliminated by such rounding. Any fractional shares of Vallon Common Stock a holder of GRI capital stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share.
Under the Exchange Ratio formula described in the Merger Agreement, the equity holders of GRI immediately before the Closing (including the Investor in the Equity Financing) are expected to hold approximately between 83.0% to 96.7% of the aggregate number of outstanding shares of Vallon Common Stock immediately after the Closing and the equity holders of Vallon immediately prior to the Closing are expected to hold approximately between 17.0% to 3.3% of the aggregate number of outstanding shares of Vallon Common Stock immediately after the Closing, in each case as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Equity Financing but before giving effect to the issuance of the Series A-1, A-2, and T Warrants. The Exchange Ratio formula is based upon a GRI valuation of $49.0 million and a Vallon valuation of $29.0 million, which is subject to adjustment based upon Vallon’s net cash on the Closing Date and any reduction to Vallon’s valuation required in order to meet the initial listing requirements of Nasdaq. Vallon anticipates that it will have approximately negative $3.0 million of net cash, as calculated pursuant to the Merger Agreement, at the Closing provided the Closing occurs on or about ____, 2023. As of the date of this proxy statement/prospectus/information statement, the parties expect there to be a Nasdaq Adjustment and have assumed an Exchange Ratio that assumes a price per share of Vallon Common Stock of $0.30. For a further description of the Exchange Ratio, see the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” of this proxy statement/prospectus/information statement. As currently anticipated and assuming the Reverse Split to be effected at a ratio in the range not less than ____ and not greater than ____ (or as otherwise mutually agreed to by GRI and Vallon), the Exchange Ratio is expected to be approximately 1.7759. Assuming an Exchange Ratio of 1.7759 and without taking into account any beneficial ownership limitations, (i) the outstanding equity of the combined company, as calculated on a fully diluted basis and immediately after giving effect to the Equity Financing and the Merger but before giving effect to the issuance of the Series A-1, A-2, and T Warrants, is expected to be held as follows: the equity holders of GRI capital stock immediately prior to the Closing other than the Investor will hold approximately 34.9%; the Investor in the Equity Financing will hold approximately 20.1%; the equity holders of Vallon immediately prior to the Closing will hold approximately 7.6%, and approximately 37.4% will be held in escrow pursuant to the Equity Financing, and (ii) the outstanding equity of the combined company, as calculated on a fully diluted basis by including all shares underlying all options and warrants of the combined company after giving effect to the Merger, the Equity Financing (including the issuance of the Series A-1, A-2, and T Warrants), the Series T Warrant Exercises (including the Series A-1 Warrants and Series A-2 Warrants issuable upon exercise of the Series T Warrants) and assuming the Investor receives all escrowed shares, is expected to be held as follows: equity holders of GRI immediately prior to the Closing other than the Investor will hold approximately 12.5%; the Investor in the Equity Financing will hold approximately 84.7%; and the Vallon equity holders immediately prior to the Closing will hold approximately 2.7%.

Treatment of Vallon Stock Options and Warrants
Prior to the closing of the Merger, the Vallon Board will have adopted appropriate resolutions to provide that all outstanding, unvested, and unexercised options to purchase shares of Vallon Common Stock will be canceled and have no further force and effect and all outstanding, vested, and unexercised options to purchase shares of Vallon Common Stock will remain effective and outstanding.
At the Effective Time, each warrant to purchase shares of Vallon Common Stock that is outstanding and unexercised immediately prior to the Effective Time will survive the closing of the Merger and remain outstanding in accordance with its terms.
Treatment of GRI Stock Options and Restricted Stock Awards
Under the terms of the Merger Agreement, each option to purchase shares of GRI Common Stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, without any action on the part of the holder thereof, will be converted into an option to purchase shares of Vallon Common Stock. Vallon shall assume the GRI Bio, Inc. 2015 Equity Incentive Plan and all rights with respect to each outstanding option to purchase GRI Common Stock in accordance with its terms and the terms of the stock option agreement by which such option is evidenced.
Accordingly, from and after the Effective Time: (i) each outstanding GRI stock option assumed by Vallon may be exercised solely for shares of Vallon Common Stock; (ii) the number of shares of Vallon Common Stock subject to each outstanding GRI stock option assumed by Vallon will be determined by multiplying (A) the number of shares of GRI Common Stock that were subject to such GRI stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Vallon common stock; (iii) the per share exercise price for Vallon Common Stock issuable upon exercise of each GRI stock option assumed by Vallon will be determined by dividing (A) the per share exercise price of GRI Common Stock subject to such GRI stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any GRI stock option assumed by Vallon will continue in full force and effect and the term, exercisability, vesting schedule and any other provisions of such GRI stock option will otherwise remain unchanged; provided, however, that the board of directors of the surviving corporation or a committee thereof shall succeed to the authority and responsibility, if any, of the GRI Board or any committee thereof with respect to each GRI stock option assumed by Vallon.
At the Effective Time, all rights with respect to GRI restricted stock awards will be assumed by Vallon and converted into Vallon restricted stock awards with (i) the number of shares subject to each warrant multiplied by the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Vallon common stock. The term, exercisability, vesting schedule and other provisions of the GRI Restricted Stock Awards shall otherwise remain unchanged.
Treatment of GRI Warrants
Upon the effectiveness of the Merger, all GRI warrants outstanding immediately prior to the Merger (other than the Bridge Warrants) will be assumed by Vallon and become exercisable (i) for a number of shares of Vallon common stock equal to the number of shares of GRI common stock subject to such warrant immediately prior to the effectiveness of the Merger multiplied by the Exchange Ratio (rounding down to the nearest whole share) and (ii) at an exercise price per share of Vallon common stock equal to the exercise price per share of GRI common stock applicable immediately prior to the effectiveness of the Merger divided by the Exchange Ratio (rounding up to the nearest whole cent). Any restriction on the exercise of any of such GRI warrants assumed by Vallon shall continue in full force and effect in accordance with its terms.
Conditions to the Completion of the Merger
The obligations to consummate the Merger and otherwise consummate the transactions contemplated in the Merger Agreement, unless waived by Investor, GRI, Vallon and Merger Sub, shall be subject to receipt of the

Required GRI Stockholder Vote, the required vote from Vallon stockholders on the Closing Vallon Stockholder Matters, and the satisfaction or waiver, on or prior to the Effective Time, of the conditions set forth in the section titled “The Merger Agreement — Conditions to the Completion of the Merger” of this proxy statement/prospectus/information statement.
No Shop
Each of Vallon and GRI agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the Merger or the termination of the Merger Agreement, except as described below, Vallon and GRI will not, nor will either party authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it to, directly or indirectly:
•solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any “acquisition proposal” or “acquisition inquiry” (each as defined below) or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;
•furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry;
•engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;
•approve, endorse or recommend an acquisition proposal;
•execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any “acquisition transaction” (as defined below), other than a confidentiality agreement permitted by the Merger Agreement;
•take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry; or
•publicly propose to do any of the above.
Termination and Termination Fees
Either of Vallon or GRI may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated. Upon termination of the Merger Agreement by Vallon or GRI in certain circumstances, each of Vallon and GRI could be obligated to pay the other party a $2.0 million termination fee and expense reimbursements up to $400,000. For a more complete description of the termination provisions, please see the section titled “The Merger Agreement — Termination and Termination Fees” of this proxy statement/prospectus/information statement.
Support Agreements
Concurrently with the execution of the Merger Agreement, (a) certain officers, directors and stockholders of GRI (solely in their respective capacities as GRI stockholders) who collectively beneficially owned or controlled approximately 59.4% of the voting power of outstanding GRI capital stock as of December 13, 2022, entered into support agreements under which such stockholders agreed to, among other things, vote in favor of the adoption of the Merger Agreement and the approval of the Merger and transactions contemplated by the Merger Agreement, and (b) the officers, directors and certain stockholders of Vallon (solely in their respective capacities as Vallon stockholders), who collectively beneficially owned or controlled less than 20% of the voting power of Vallon’s outstanding capital stock as of December 13, 2022, entered into support agreements under which such stockholders agreed to, among other things, vote in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement.

The support agreements will terminate at the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms.
Lock-Up Agreements
Concurrently with the execution of the Merger Agreement, certain stockholders and directors of Vallon and certain stockholders of GRI entered into lock-up agreements, pursuant to which such individuals have agreed not to, except in limited circumstances, transfer or dispose of, any shares of Vallon Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Vallon Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain warrants and stock options, from the date of their respective Lock-Up Agreement and ending on the date that is 90 days after the earliest of (x) the Registrable Securities (as defined in the “Agreements Related to the Merger — Equity Financing and Series T Warrant Exercises — Registration Rights Agreement” section of this proxy statement/prospectus/information statement) may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), (y) the one year anniversary of the Equity Financing closing date, and (z) the date that the Resale Registration Statement (as defined in the “Agreements Related to the Merger — Equity Financing and Series T Warrant Exercises — Registration Rights Agreement” section of this proxy statement/prospectus/information statement) has been declared effective by the SEC, except for certain exceptions.
Equity Financing and Series T Warrant Exercises
In connection with the transactions contemplated by the Merger, on December 13, 2022, (i) GRI entered into a securities purchase agreement with Altium Growth Fund, LP (the “Investor”) pursuant to which, among other things, GRI agreed to issue senior secured promissory notes in the aggregate principal amount of up to approximately $3.33 million, in exchange for an aggregate purchase price of up to $2.5 million, representing an aggregate original issue discount of up to $0.8 million (the “Bridge Notes”) and warrants to purchase shares of GRI Common Stock, and (ii) Vallon and GRI entered into a separate securities purchase agreement with the Investor pursuant to which, among other things, the Investor agreed to (a) invest $12.25 million in cash and through the cancellation of any outstanding principal and interest on the Bridge Notes immediately prior to the closing of the Merger in exchange for shares of GRI Common Stock to be issued immediately prior to the closing of the Merger and warrants to purchase shares of Vallon Common Stock to be issued after the closing of the Merger, in private placement transactions (collectively, the “Equity Financing”) and (b) invest an additional $10.0 million into Vallon immediately after the closing of the Merger in connection with the exercise of certain warrants issued in the Equity Financing, subject to certain terms and conditions (the “Series T Warrant Exercises”).
Appraisal Rights and Dissenters’ Rights
Vallon stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the Merger. GRI stockholders may be entitled to appraisal rights and dissenters’ rights in connection with the Merger under Section 262 of the DGCL and Chapter 13 of the CGCL, respectively. For more information about such rights, please see the provisions of Section 262 of the DGCL attached as Annex B, the provisions of Chapter 13 of the CGCL attached as Annex C, and the section titled “The Merger — Appraisal Rights and Dissenters’ Rights” of this proxy statement/prospectus/information statement.

Management Following the Merger
Immediately following the Merger, the executive management team of the combined company is expected to be comprised of the following individuals with such additional officers as may be added by the combined company:

Name	Position
W. Marc Hertz, Ph.D.	President, Chief Executive Officer, and Director (Principal Executive Officer)
Leanne Kelly	Chief Financial Officer (Principal Financial and Accounting Officer)
Vipin Kumar Chaturvedi, Ph.D.	Chief Scientific Officer
Albert Agro, Ph.D.	Chief Medical Officer
Directors of the Combined Company Following the Merger
At the Effective Time, the combined company is expected to initially have a five-member board of directors, comprised of (a) W. Marc Hertz, Ph.D. and David Szekeres, each as a GRI designee, and (b) David Baker, as Vallon’s designee, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal. GRI expects to designate two additional individuals to serve as members of the board of directors of the combined company following the Merger.
The aforementioned board of directors will retain Vallon’s committee structure, and will have an audit committee, a compensation committee, and a nominating and corporate governance committee, in accordance with Nasdaq rules. All of Vallon’s current directors, other than David Baker, are expected to resign from their positions as directors of Vallon, effective as of the Effective Time.
Interests of Certain Directors, Officers, and Affiliates of Vallon and GRI
In considering the recommendation of the Vallon Board with respect to the issuance of Vallon Common Stock pursuant to the Merger Agreement and the other matters to be acted upon by Vallon’s stockholders at the Vallon virtual special meeting, Vallon’s stockholders should be aware that certain members of the Vallon Board and current and former executive officers of Vallon have interests in the Merger that may be different from, or in addition to, interests they have as Vallon’s stockholders.
As of January 15, 2023, Vallon’s named executive officers and directors collectively owned unvested Vallon stock options covering 310,375 shares of Vallon Common Stock and vested Vallon stock options covering 253,240 shares of Vallon Common Stock. In connection with the Merger, and pursuant to the terms of the Merger Agreement, all outstanding, unvested, and unexercised options to purchase shares of Vallon Common Stock will be canceled and have no further force and effect. All outstanding, vested, and unexercised options to purchase shares of Vallon Common Stock will remain effective and outstanding.
The compensation arrangements with Vallon’s officers and directors are discussed in greater detail in the section titled “The Merger — Interests of the Vallon Directors and Executive Officers in the Merger” of this proxy statement/prospectus/information statement. Additionally, as described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned “The Merger — Management Following the Merger,” one of Vallon’s directors is expected to become a director of the combined company upon the closing of the Merger.
In considering the recommendation of the GRI Board with respect to adopting the Merger Agreement, GRI’s stockholders should be aware that certain members of the GRI Board and current and former executive officers of GRI have interests in the Merger that may be different from, or in addition to, interests they have as GRI’s stockholders.
As of January 15, 2023, GRI’s directors and executive officers (including affiliates) beneficially owned, in the aggregate approximately 62.39% of the outstanding shares of GRI capital stock.

As described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned “The Merger — Management Following the Merger,” certain of GRI’s directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing of the Merger.
Material U.S. Federal Income Tax Consequences of the Merger
In the opinion of Mintz, counsel to GRI, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, subject to the limitations and qualifications described in the section titled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” of this proxy statement/prospectus/information statement, GRI stockholders will not recognize gain or loss under the U.S. federal income tax law as a result of the consummation of the Merger. Each GRI stockholder will have the same basis in Vallon Common Stock received as a result of the Merger as that holder has in shares of GRI Common Stock held at the time the Merger is consummated. Each holder’s holding period in Vallon Common Stock received as a result of the Merger will include the period during which such holder held shares of GRI Common Stock at the time the Merger is consummated, provided the latter was held by such holder as a capital asset at the time of consummation of the Merger. For a more complete discussion of the U.S. federal income tax considerations relating to the Merger, see the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement.
Risk Factors
Both Vallon and GRI are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following risks:
•The Exchange Ratio is adjustable based on Vallon’s Net Cash at Closing and the Nasdaq Adjustment, so the consideration at the Closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed.
•Failure to complete the Merger may result in Vallon or GRI paying a termination fee to the other party and could harm the common stock price of Vallon and future business and operations of each company.
•Each of Vallon and GRI are substantially dependent on their limited number of employees to facilitate the consummation of the Merger.
•If the conditions to the closing of the Merger are not met, the Merger may not occur.
•The pendency of the Merger could have an adverse effect on the trading price of Vallon Common Stock and Vallon’s business, financial condition, and prospects.
•The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.
•Vallon and GRI stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the Merger, the Equity Financing, and the Series T Warrant Exercises.
•GRI and Vallon expect the stock price of the combined company to be highly volatile.
•Some executive officers and directors of Vallon and GRI have interests in the Merger that are different from the respective stockholders of Vallon and GRI and that may influence them to support or approve the Merger without regard to the interests of the respective stockholders of Vallon and GRI.
•The market price of Vallon Common Stock following the Merger may decline as a result of the Merger.

•GRI and Vallon securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing of the Merger as compared to their current ownership and voting interest in the respective companies.
•During the pendency of the Merger, Vallon and GRI may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses. The market price of Vallon Common Stock following the Merger may decline as a result of the Merger.
•Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement. During the pendency of the Merger, Vallon and GRI may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.
•Because the lack of a public market for GRI’s capital stock makes it difficult to evaluate the fairness of the Merger, the stockholders of GRI may receive consideration in the Merger that is less than the fair market value of GRI’s capital stock and/or Vallon may pay more than the fair market value of GRI’s capital stock. Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.
•Because the Merger will result in an ownership change under Section 382 of the Code for Vallon, Vallon’s pre-merger “NOL” carryforwards and certain other tax attributes will be subject to limitations. The NOL carryforwards and other tax attributes of GRI and of the combined company may also be subject to limitations as a result of ownership changes.
•If the Merger does not qualify as a “reorganization” for U.S. federal income tax purposes, U.S. Holders of GRI Common Stock will be required to recognize gain or loss for U.S. federal income tax purposes upon the exchange of their GRI Common Stock for Vallon Common Stock in the Merger.
•Certain stockholders could attempt to influence changes within the combined company which could adversely affect the combined company’s operations, financial condition, and the value of the combined company’s common stock.
•If Nasdaq does not approve Vallon’s listing application for the combined company and the parties continue with the Merger, Vallon may be subject to delisting.
•If any of the events described in the section titled “Risk Factors — Risks Related to the Merger” occur, those events could cause the potential benefits of the Merger not to be realized.
These risks and other risks are discussed in greater detail under the section titled “Risk Factors” of this proxy statement/prospectus/information statement. Vallon and GRI encourage you to read and consider all of these risks carefully.
Regulatory Approvals
In the United States, Vallon must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Vallon Common Stock to GRI’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus/information statement with the SEC. Vallon does not intend to seek any regulatory approval from antitrust authorities to consummate the transactions contemplated by the Merger Agreement.
Nasdaq Capital Market Listing
Shares of Vallon Common Stock are currently listed on The Nasdaq Capital Market under the symbol “VLON.” Vallon has filed an initial listing application with Nasdaq pursuant to Nasdaq’s “reverse merger” rules and anticipates receiving approval regarding our application prior to holding Vallon’s virtual special meeting and requesting stockholder approval of the Merger. After completion of the Merger, Vallon will be renamed “GRI Bio, Inc.” and expects to trade on The Nasdaq Capital Market under the symbol “GRI.”
Anticipated Accounting Treatment
The Merger is expected to be accounted for as a reverse recapitalization under U.S. generally accepted accounting principles, or U.S. GAAP, because the primary assets of Vallon are cash, cash equivalents and marketable securities. For financial reporting purposes, GRI has been determined to be the accounting acquirer based upon the terms of the merger including: (i) GRI stockholders and holders of securities convertible into GRI common stock are expected to own approximately 83.0% to 96.7% of the aggregate number of outstanding shares of Vallon Common Stock immediately after the Closing as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Equity Financing but before giving effect to the issuance of the Series A-1, A-2 and T Warrants, (ii) GRI will hold the majority (four of five) of board seats of the combined company and (iii) GRI management will hold the majority of key positions in the management of the combined company. Accordingly, the merger is expected to be treated as the equivalent of GRI issuing stock to acquire the net assets of Vallon. As a result of the merger, the net assets of Vallon will be recorded at their acquisition-date fair value in the consolidated financial statements of GRI and the reported operating results prior to the merger will be those of GRI. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus/information statement for additional information.
Description of Vallon and GRI Capital Stock
Both Vallon and GRI are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, GRI stockholders will become Vallon stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Vallon and the amended and restated certificate of incorporation of Vallon, as may be amended by Proposal Nos. 1, 2, and 3 if approved by the Vallon stockholders at the Vallon virtual special meeting. The rights of Vallon stockholders contained in Vallon’s amended and restated certificate of incorporation, as amended, and amended and restated bylaws differ from the rights of GRI stockholders under GRI’s current amended and restated certificate of incorporation and bylaws, as more fully described under the section titled “Comparison of Rights of Holders of Vallon Stock and GRI Stock” of this proxy statement/prospectus/information statement.
Vallon Stockholder Meeting
The Vallon virtual special meeting will be held in a virtual-only format via live audio webcast on ____, 2023 at __________, Eastern Time, at __________, unless postponed or adjourned to a later date. Subject to availability, all of Vallon’s stockholders as of the record date, or their duly appointed proxies, may attend the Vallon virtual special meeting virtually via live audio webcast. It could become necessary to change the date, time, and/or means of holding the Vallon virtual special meeting (including by means of an in person meeting). If such a change is made, Vallon will announce the change in advance, and details on how to participate will be issued by press release, posted on Vallon’s website and filed as additional proxy materials. For more information on the Vallon virtual special meeting, see the section entitled “The Virtual Special Meeting of Vallon’s Stockholders” of this proxy statement/prospectus/information statement.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
The following tables present summary historical financial data for Vallon and GRI, summary unaudited pro forma condensed financial data for Vallon and GRI, and comparative historical and unaudited pro forma per share data for Vallon and GRI.
Selected Historical Consolidated Financial Data of Vallon
Not required for smaller reporting companies.
Selected Historical Financial Data of GRI
Not required for smaller reporting companies.
Selected Unaudited Pro Forma Condensed Combined Financial Data of Vallon and GRI
Not required for smaller reporting companies.
Comparative Historical and Unaudited Pro Forma Per Share Data
Not required for smaller reporting companies.

MARKET PRICE AND DIVIDEND INFORMATION
Vallon Common Stock is currently listed on The Nasdaq Capital Market under the symbol “VLON.” GRI is a private company and GRI capital stock is not publicly traded.
Vallon Common Stock
The closing price of Vallon Common Stock on December 12, 2022, the full trading day immediately prior to the public announcement of the Merger on December 13, 2022, as reported on The Nasdaq Capital Market, was $0.2541 per share. The closing price of Vallon Common Stock on             , 2023, as reported on The Nasdaq Capital Market, was $           per share.
Because the market price of Vallon Common Stock is subject to fluctuation, the market value of the shares of Vallon Common Stock that GRI stockholders will be entitled to receive in the Merger may increase or decrease.
Assuming successful application for initial listing with Nasdaq, following the consummation of the Merger, Vallon anticipates that the Vallon Common Stock will continue to be listed on The Nasdaq Capital Market and will trade under Vallon’s new name “GRI Bio, Inc.” and new trading symbol “GRI” on The Nasdaq Capital Market.
As of ____, 2023, the record date for the Vallon virtual special meeting, there were approximately __ holders of record of Vallon Common Stock. As of _______, 2023, GRI had _______ holders of record of GRI Common Stock.
Dividends
Vallon has never declared or paid any cash dividends on the Vallon Common Stock and does not anticipate paying cash dividends on the Vallon Common Stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.
GRI has never declared or paid any cash dividends on shares of the GRI capital stock. GRI anticipates that the combined company will retain all of its future earnings to advance the clinical trials for its products, and does not anticipate paying any cash dividends on shares of the combined company’s common stock in the foreseeable future. Any future determination to declare cash dividends on shares of the combined company’s common stock will be made at the discretion of its board of directors, subject to applicable law and contractual restrictions and will depend on its financial condition, results of operations, capital requirements, general business conditions and other factors that its board of directors may deem relevant.
No Public Market for GRI Common Stock
There is no public market for GRI Common Stock.

RISK FACTORS
The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of Vallon Common Stock or GRI Common Stock. You should also read and consider the other information in this proxy statement/prospectus/information statement. Please see the section titled “Where You Can Find More Information” of this proxy statement/prospectus/information statement.
RISKS RELATED TO THE MERGER
The Exchange Ratio is adjustable based on Vallon’s Net Cash at Closing and the Nasdaq Adjustment, so the consideration at the Closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed.
The relative proportion of the combined company that the Vallon stockholders will own when the Merger closes will be based on the valuations of Vallon and GRI and the Exchange Ratio as negotiated by the parties and as specified in the Merger Agreement. Under the Exchange Ratio formula described in the Merger Agreement, the equity holders of GRI immediately before the Closing (including the Investor in the Equity Financing) are expected to hold approximately between 83.0% to 96.7% of the aggregate number of outstanding shares of Vallon Common Stock immediately after the Closing and the equity holders of Vallon immediately prior to the Closing are expected to hold approximately between 17.0% to 3.3% of the aggregate number of outstanding shares of Vallon Common Stock immediately after the Closing, in each case as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Equity Financing but before giving effect to the issuance of the Series A-1, A-2, and T Warrants. Assuming an Exchange Ratio of 1.7759 and without taking into account any beneficial ownership limitations, the outstanding equity of the combined company, as calculated on a fully diluted basis by including all shares underlying all options and warrants of the combined company after giving effect to the Merger, the Equity Financing (including the issuance of the Series A-1, A-2, and T Warrants), the Series T Warrant Exercises (including the Series A-1 Warrants and Series A-2 Warrants issuable upon exercise of the Series T Warrants) and assuming the Investor receives all escrowed shares, is expected to be held as follows: equity holders of GRI immediately prior to the Closing other than the Investor will hold approximately 12.5%; the Investor in the Equity Financing will hold approximately 84.7%; and the Vallon equity holders immediately prior to the Closing will hold approximately 2.7%. The Exchange Ratio formula is based upon a GRI valuation of $49.0 million and a Vallon valuation of $29.0 million, which is subject to adjustment based upon Vallon’s net cash on the Closing Date and any reduction to Vallon’s valuation required in order to meet the initial listing requirements of Nasdaq. The assumed Exchange Ratio of 1.7759 is calculated in accordance with the Exchange Ratio formula in the Merger Agreement after giving effect to the estimated Nasdaq Adjustment that would result if the price per share of Vallon Common Stock selected by Nasdaq for the purpose of determining whether the combined company will satisfy the Nasdaq initial listing standards is $0.30, and implies a GRI valuation of $62.3 million and a Vallon valuation of $12.7 million. Vallon anticipates that it will have approximately negative $3.0 million of net cash, as calculated pursuant to the Merger Agreement, at the Closing provided the Closing occurs on or about ____, 2023.
The Nasdaq Adjustment in the Merger Agreement provides that if, at the date of determination by Nasdaq of the market value of unrestricted publicly held shares of the combined company for the purpose of determining whether the combined company will satisfy the Nasdaq initial listing standards, the price per share of Vallon Common Stock as selected by Nasdaq for this purpose is insufficient to enable the combined company to satisfy the unrestricted publicly held shares requirement, then the GRI valuation shall be adjusted upward and the Vallon valuation will be adjusted downward (but not below $5.0 million) until the adjusted valuations enable the combined company to satisfy the Nasdaq’s unrestricted publicly held shares requirement based on the price per share of the Vallon Common Stock selected by Nasdaq for that determination, and the Exchange Ratio will be recalculated based on the adjusted valuations. The price per share of Vallon Common Stock is volatile and uncertain and any Nasdaq Adjustment resulting from a low price per share of Vallon Common Stock could result in the stockholders of Vallon bearing substantial dilution. As of the date of this proxy statement/prospectus/information statement, the parties expect there to be a Nasdaq Adjustment and have assumed an Exchange Ratio that assumes a price per share of Vallon Common Stock of $0.30.

For more information, see the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” of this proxy statement/prospectus/information statement.
There is no assurance that the proposed Merger between Vallon and GRI will be completed in a timely manner or at all. Failure to complete the Merger may result in Vallon or GRI paying a termination fee to the other party and could harm the common stock price of Vallon and future business and operations of each company.
The consummation of the Merger between Vallon and GRI is subject to a number of closing conditions, including approval by Vallon’s and GRI’s respective stockholders of the Closing Vallon Stockholder Matters and other customary closing conditions. The closing conditions may not be waived without the consent of GRI, Vallon, Merger Sub and, pursuant to the Equity SPA, the Investor. The parties are targeting a closing of the transaction in the first quarter of 2023, however, there can be no assurance that the Merger will be consummated within this desired timeframe, or at all.
If the Merger between Vallon and GRI is not consummated, Vallon and GRI may be subject to a number of material risks, and their respective business and Vallon’s stock price could be adversely affected, as follows:
•Vallon and GRI each have incurred and expect to continue to incur significant expenses related to the Merger, such as legal and accounting fees, which must be paid even if the Merger is not consummated;
•Each of Vallon and GRI could be obligated to pay the other party a $2.0 million termination fee and expense reimbursements up to $400,000 in connection with the termination of the Merger Agreement, depending on the reason for the termination;
•The market price of Vallon Common Stock may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;
•Nasdaq could determine to delist Vallon’s Common Stock, which could have an adverse effect on the Merger, the value of Vallon’s Common Stock and any future ability to raise capital;
•Vallon may be forced to cease its operations, dissolve and liquidate its assets.
In addition, if the Merger Agreement is terminated and the Vallon Board or the GRI Board determines to seek another business combination, there can be no assurance that either Vallon or GRI will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger or any partner at all.
Each of Vallon and GRI are substantially dependent on their limited number of employees to facilitate the consummation of the Merger.
As of January 15, 2023, Vallon has only two full-time employees and GRI has only one full-time employee. Vallon’s ability to successfully complete the Merger depends in large part on Vallon’s ability to retain certain of its remaining personnel. Despite Vallon’s efforts to retain these employees, one or more may terminate their employment with Vallon on short notice. The loss of the services of any of these employees could potentially harm Vallon’s ability to consummate the Merger, to run Vallon’s day-to-day business operations, and to fulfill Vallon’s reporting obligations as a public company.
Competition among biotechnology companies for qualified employees is intense, and Vallon’s and GRI’s ability to retain their key employees is critical to their ability to effectively manage their resources and consummate the Merger. If Vallon or GRI develop new product candidates, such development would require expertise from a number of different disciplines, some of which are not widely available. The results of the Study to Evaluate the Abuse Liability, Pharmacokinetics, Safety and Tolerability of an Abuse-Deterrent d-Amphetamine Sulfate Immediate Release Formulation (“SEAL”) study of Abuse Deterrent Amphetamine Immediate Release (“ADAIR”) will likely make it more challenging for Vallon to retain qualified personnel and more difficult to recruit personnel in the future, if necessary. If Vallon or GRI fail to attract new personnel or fail to retain and motivate their current personnel, their business and future growth prospects and ability to consummate the Merger would be harmed.

If the conditions to the closing of the Merger are not met, the Merger may not occur.
Even if the Closing Vallon Stockholder Matters are approved by the stockholders of Vallon, specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement and described in the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” of this proxy statement/prospectus/information statement, such as the Equity Financing and Vallon’s Net Cash not exceeding negative $4.0 million. Vallon and GRI cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or will be delayed, and Vallon and GRI each may lose some or all of the intended benefits of the Merger.
The pendency of the Merger could have an adverse effect on the trading price of Vallon Common Stock and Vallon’s business, financial condition, and prospects.
While there have been no significant adverse effects to date, the pendency of the Merger could disrupt Vallon’s business in many ways, including:
•the attention of Vallon’s remaining management and employees may be directed toward the completion of the Merger and related matters and may be diverted from Vallon’s day-to-day business operations; and
•third parties may seek to terminate or renegotiate their relationships with Vallon as a result of the Merger, whether pursuant to the terms of their existing agreements with Vallon or otherwise.
Should they occur, any of these matters could adversely affect the trading price of Vallon’s Common Stock or harm Vallon’s business, financial condition, and prospects.
The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes, and/or other causes.
In general, either Vallon or GRI can refuse to complete the Merger if there is a material adverse change affecting the other party between the date of the Merger Agreement, and the closing of the Merger. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on Vallon or GRI, including:
•general business or economic conditions generally affecting the industry in which GRI or Vallon operate;
•the taking of any action, or the failure to take any action, by the either party that is required to comply with the terms of Merger Agreement;
•any natural disaster or epidemics, pandemics (including COVID-19 or other outbreaks of diseases or quarantine restrictions), or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities; or
•any change in, or any compliance with or action taken for the purpose of complying with, any law or generally accepted accounting principles (“U.S. GAAP”) (or interpretations of any law or U.S. GAAP).
If adverse changes occur and Vallon and GRI still complete the Merger, the stock price of the combined company following the closing of the Merger may suffer. This in turn may reduce the value of the Merger to the stockholders of Vallon, GRI, or both.
Some executive officers and directors of Vallon and GRI have interests in the Merger that are different from the respective stockholders of Vallon and GRI and that may influence them to support or approve the Merger without regard to the interests of the respective stockholders of Vallon and GRI.
Some officers and directors of Vallon and GRI are parties to arrangements that provide them with interests in the Merger that are different from the respective stockholders of Vallon and GRI, including, among others, service as an officer or director of the combined company following the closing of the Merger, severance benefits, the acceleration of equity award vesting, and continued indemnification.

Based on the terms of their respective agreements, certain of Vallon’s current executive officers may be entitled to receive vesting acceleration and cash bonuses in connection with the consummation of the Merger and any associated termination of employment from Vallon. In addition, in connection with the Merger, the executive officers of GRI expect to enter into new employment or consulting agreements and certain executive officers are expected to be entitled to receive cash bonuses, all as more fully detailed in the section entitled “Executive Officer and Director Compensation of GRI” of this proxy statement/prospectus/information statement.
For more information regarding the interests of the Vallon and GRI executive officers and directors in the Merger, see the sections entitled “The Merger — Interests of the Vallon Directors and Executive Officers in the Merger” and “The Merger — Interests of the GRI Directors and Executive Officers in the Merger” of this proxy statement/prospectus/information statement.
The market price of Vallon Common Stock following the Merger may decline as a result of the Merger.
The market price of Vallon Common Stock may decline as a result of the Merger for a number of reasons, including if:
•investors react negatively to the prospects of the combined company’s business and prospects following the closing of the Merger;
•the effect of the Merger on the combined company’s business and prospects following the closing of the Merger is not consistent with the expectations of financial or industry analysts; or
•the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by stockholders or financial or industry analysts.
GRI and Vallon securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing of the Merger as compared to their current ownership and voting interest in the respective companies.
After the completion of the Merger, the current securityholders of GRI and Vallon will own a smaller percentage of the combined company than their ownership in their respective companies prior to the Merger. Under the Exchange Ratio formula described in the Merger Agreement, the equity holders of GRI immediately before the Closing (including the Investor in the Equity Financing) are expected to hold approximately between 83.0% to 96.7% of the aggregate number of outstanding shares of Vallon Common Stock immediately after the Closing and the equity holders of Vallon immediately prior to the Closing are expected to hold approximately between 17.0% to 3.3% of the aggregate number of outstanding shares of Vallon Common Stock immediately after the Closing, in each case as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Equity Financing but before giving effect to the issuance of the Series A-1, A-2, and T Warrants. Assuming an Exchange Ratio of 1.7759 and without taking into account any beneficial ownership limitations, the outstanding equity of the combined company, as calculated on a fully diluted basis by including all shares underlying all options and warrants of the combined company after giving effect to the Merger, the Equity Financing (including the issuance of the Series A-1, A-2, and T Warrants), the Series T Warrant Exercises (including the Series A-1 Warrants and Series A-2 Warrants issuable upon exercise of the Series T Warrants) and assuming the Investor receives all escrowed shares, is expected to be held as follows: equity holders of GRI immediately prior to the Closing other than the Investor will hold approximately 12.5%; the Investor in the Equity Financing will hold approximately 84.7%; and the Vallon equity holders immediately prior to the Closing will hold approximately 2.7%. The Exchange Ratio formula is based upon a GRI valuation of $49.0 million and a Vallon valuation of $29.0 million, which is subject to adjustment based upon Vallon’s net cash on the Closing Date and any reduction to Vallon’s valuation required in order to meet the initial listing requirements of Nasdaq. The assumed Exchange Ratio of 1.7759 is calculated in accordance with the Exchange Ratio formula in the Merger Agreement after giving effect to the estimated Nasdaq Adjustment that would result if the price per share of Vallon Common Stock selected by Nasdaq for the purpose of determining whether the combined company will satisfy the Nasdaq initial listing standards is $0.30, and implies a GRI valuation of $62.3 million and a Vallon valuation of $12.7 million. Vallon anticipates that it will have approximately negative $3.0 million of net cash, as calculated pursuant to the Merger Agreement, at the Closing provided the Closing occurs on or about ____, 2023. As of the date of this proxy statement/prospectus/information statement, the parties expect there to be a Nasdaq Adjustment and have assumed an Exchange Ratio that assumes a price per share of Vallon Common Stock of $0.30. For a further description of the Exchange Ratio, see the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” of this proxy statement/prospectus/information statement.
During the pendency of the Merger, Vallon and GRI may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.
Covenants in the Merger Agreement impede the ability of Vallon and GRI to make acquisitions, subject to specified exceptions relating to fiduciary duties, or complete other mergers, sales of assets, or other business combinations that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging, or entering into specified extraordinary transactions, such as a merger, sale of assets, or other business combination, with any third party, subject to specified exceptions, even if any such transaction could be favorable to such party’s stockholders.
Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.
The terms of the Merger Agreement prohibit each of Vallon and GRI from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in good faith, after consultation with its independent financial advisor, if any, and outside counsel, that an unsolicited competing proposal constitutes, or would reasonably be expected to result in, a superior competing proposal and that failure to take such action would result in a breach of the fiduciary duties of the board of directors. In addition, if Vallon or GRI terminate the Merger Agreement under specified circumstances, including terminating because of a decision of a board of directors to recommend a superior competing proposal, GRI may be required to pay Vallon a termination fee of $2.0 million and/or up to $400,000 in expense reimbursements or Vallon may be required to pay GRI a termination fee of $2.0 million, and/or up to $400,000 in expense reimbursements, as defined and described under “The Merger Agreement — Termination of the Merger Agreement and Termination Fee.” This termination fee may discourage third parties from submitting competing proposals to Vallon or GRI or their stockholders and may cause the respective boards of directors to be less inclined to recommend a competing proposal.
Because the lack of a public market for GRI’s capital stock makes it difficult to evaluate the fairness of the Merger, the stockholders of GRI may receive consideration in the Merger that is less than the fair market value of GRI’s capital stock and/or Vallon may pay more than the fair market value of GRI’s capital stock.
The outstanding capital stock of GRI is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of GRI’s capital stock. Because the percentage of Vallon equity to be issued to GRI stockholders was determined based on negotiations between the parties, it is possible that the value of the Vallon Common Stock to be received by GRI stockholders will be less than the fair market value of GRI’s capital stock, or Vallon may pay more than the aggregate fair market value for GRI’s capital stock.
The combined company will incur significant transaction costs as a result of the Merger, including investment banking, legal, and accounting fees. In addition, the combined company will incur significant operating expenses which cannot be accurately estimated at this time. Actual transaction costs may substantially exceed the parties’ estimates and may have an adverse effect on the combined company’s financial condition and operating results.
Because the Merger will result in an ownership change under Section 382 of the Code for Vallon, Vallon’s pre-merger net operating loss (“NOL”) carryforwards and certain other tax attributes will be subject to limitation. In addition, the NOL carryforwards and other tax attributes of GRI and of the combined company may also be subject to limitation as a result of ownership changes.
As of December 31, 2021, Vallon had U.S. federal NOL carryforwards and state NOL carryforwards of $20.1 million and $20.4 million, respectively, As of September 30, 2022, GRI had U.S. federal NOL carryforwards and state NOL carryforwards of approximately $10.0 million each. Under Sections 382 and 383 of the Code and corresponding provisions of state law, if a corporation undergoes an “ownership change” (within the meaning of Section 382 of the Code (“Section 382”)), the corporation’s NOL carryforwards and certain other tax attributes (such as research tax credits) arising before the ownership change are subject to limitation on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership by certain stockholders that exceeds fifty percentage points (by value) over a rolling three-year period. Similar rules may apply under state tax laws. The Merger will result in an ownership change for Vallon and, accordingly, Vallon’s NOL carryforwards and certain other tax attributes will be subject to limitations (or disallowance) on their use after the Merger. Vallon’s NOL carryforwards may also be subject to limitation as a result of prior shifts in equity ownership and/or the Merger. Additional ownership changes in the future could result in additional limitations on Vallon’s, GRI’s, and the combined company’s NOL carryforwards. Consequently, even if the combined company achieves profitability, it may not be able to utilize a material portion of Vallon’s, GRI’s or the combined company’s NOL carryforwards and other tax attributes, which could have a material adverse effect on cash flow and results of operations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, the combined company’s existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities.
If the Merger does not qualify as a “reorganization” for U.S. federal income tax purposes, U.S. Holders of GRI Common Stock will be required to recognize gain or loss for U.S. federal income tax purposes upon the exchange of their GRI Common Stock for Vallon Common Stock in the Merger.
In the opinion of Mintz, counsel to GRI, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. This opinion is based on facts and representations contained in representation letters provided by GRI and Vallon and on customary factual assumptions, and further assumes that the Merger is completed in the manner set forth in the Merger Agreement and the Registration Statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part. If any assumption or representation is or becomes inaccurate, the U.S. federal income tax consequences of the Merger could be adversely affected.
If the Merger qualifies for such treatment, GRI stockholders will not recognize gain or loss upon their exchange of shares of GRI Common Stock for Vallon Common Stock. Neither Vallon nor GRI has requested, or intends to request, a ruling from the U.S. Internal Revenue Service (“IRS”) with respect to the U.S. federal income tax consequences of the Merger. A tax opinion represents the legal judgment of counsel rendering the opinion and is not binding on the IRS. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position to the contrary. Accordingly, if the IRS or a court determines that the Merger does not qualify for such treatment and is therefore a fully taxable transaction for U.S. federal income tax purposes, GRI stockholders will recognize gain or loss for U.S. federal income tax purposes on each share of GRI Common Stock surrendered in the Merger in exchange for Vallon Common Stock. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, please carefully review the information set forth in the section titled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement.
Certain stockholders could attempt to influence changes within the combined company which could adversely affect the combined company’s operations, financial condition, and the value of the combined company’s common stock.
The combined company’s stockholders may from time-to-time seek to acquire a controlling stake in the combined company, engage in proxy solicitations, advance stockholder proposals, or otherwise attempt to effect changes. Campaigns by stockholders to effect changes at publicly-traded companies are sometimes led by investors seeking to increase short-term stockholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases, or sales of assets or the entire company. Responding to proxy contests and other actions by activist stockholders can be costly and time-consuming, and could disrupt the combined company’s operations and divert the attention of the combined company’s board of directors and senior management from the pursuit of the Merger. These actions could adversely affect the combined company’s operations, financial condition, ability to consummate the Merger, and the value of the combined company’s common stock.
Litigation relating to the Merger could require Vallon or GRI to incur significant costs and suffer management distraction, and could delay or enjoin the Merger.
Vallon and GRI could be subject to demands or litigation related to the Merger, whether or not the Merger is consummated. Such demands or litigation may create uncertainty relating to the Merger, or delay or enjoin the Merger, and responding to such demands could divert management time and resources. In addition, such demands or litigation could lead to a dissolution or bankruptcy of either Vallon or GRI or both parties if the costs associated with such demands or litigation are significant enough. As of the date hereof, Vallon and GRI are not aware of any lawsuits having been filed related to the Merger.
If Nasdaq does not approve Vallon’s listing application for the combined company and the parties, including the Investor, waive the Nasdaq closing condition and continue with the Merger, Vallon may be subject to delisting.
Vallon has filed an initial listing application with Nasdaq pursuant to Nasdaq’s “reverse merger” rules. In the event the application is not accepted by Nasdaq and the parties, including the Investor, waive the Nasdaq closing condition and proceed with the Merger, the combined company will be subject to delisting proceedings and could be delisted. In addition, if Vallon fails to obtain stockholder approval pursuant to Nasdaq Listing Rules 5635(a), 5635(b) and 5535(d), and the parties, including the Investor, waive the condition and proceed with the Merger, the combined company will be subject to delisting proceedings and could be delisted. If Vallon’s shares lose their status on The Nasdaq Capital Market, Vallon believes that its shares would likely be eligible to be quoted on the inter-dealer electronic quotation and trading system operated by OTC Markets Group Inc., such as the OTC Pink marketplace and now known as the OTCQB market. These markets are generally considered not to be as efficient as, and not as broad as, The Nasdaq Capital Market. If Vallon’s common stock is delisted, this would, among other things, substantially impair its ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for Vallon. Additionally, investors would find it more difficult to buy and sell shares of Vallon Common Stock.
If Vallon’s common stock were delisted from Nasdaq, Vallon would be subject to the risks relating to penny stocks.
If Vallon’s common stock were to be delisted from trading on The Nasdaq Capital Market and the trading price of its common stock were below $5.00 per share on the date its common stock is delisted, trading in Vallon’s common stock would also be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock” and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally institutions. These additional requirements may discourage broker-dealers from effecting transactions in securities that are classified as penny stocks, which could severely limit the market price and liquidity of such securities and the ability of purchasers to sell such securities in the secondary market. A penny stock is defined generally as any non-exchange listed equity security that has a market price of less than $5.00 per share, subject to certain exceptions.
On June 27, 2022, Vallon received notice from the Listing Qualifications Department of Nasdaq indicating that, because the closing bid price for Vallon Common Stock had fallen below $1.00 per share over the previous 30 consecutive business days, Vallon no longer complied with the minimum bid price requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). Nasdaq’s notice had no immediate effect on the listing of the Vallon Common Stock on The Nasdaq Capital Market. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), Nasdaq provided Vallon with an initial compliance period of 180 calendar days, or until December 27, 2022, to regain compliance with the Bid Price Rule.

On December 28, 2022, having not regained compliance with the Bid Price Rule, Vallon received a letter from the Staff notifying Vallon that, unless Vallon timely requests a hearing, the Vallon Common Stock would be scheduled for delisting from The Nasdaq Capital Market and would be suspended at the opening of business on January 6, 2023. According to the letter from Nasdaq, Vallon has not regained compliance with the Bid Price Rule and is not eligible for a second 180 day extension period because Vallon does not comply with the minimum $5,000,000 Stockholders’ Equity initial listing requirement for The Nasdaq Capital Market.
Accordingly, Vallon filed an appeal and requested a hearing before the Panel. The hearing request resulted in a stay of any suspension or delisting action pending the hearing and the expiration of any extension period granted by the Panel following the hearing. In that regard, the Panel has the right to grant Vallon an extension to regain compliance with the Bid Price Rule. The Panel has set a hearing date for February 16, 2023. However, there can be no assurance that the Panel will grant Vallon an extension to comply with the Bid Price Rule or, even if an extension is granted, that Vallon will be able to regain compliance with all applicable requirements for continued listing. If the trading of the Vallon Common Stock is suspended, the Vallon Common Stock will cease to be quoted on The Nasdaq Capital Market and, as a result, the Merger and the Equity Financing will not be consummated unless the related closing conditions under the Merger Agreement and the Equity SPA are waived by GRI, Vallon, Merger Sub and, pursuant to the Equity SPA, the Investor.
RISKS RELATED TO THE PROPOSED REVERSE STOCK SPLIT
The proposed Reverse Split may not increase the combined company’s stock price over the long-term.
The principal purpose of the proposed Reverse Split is to increase the per share price of Vallon Common Stock in order to meet the Nasdaq Initial Listing Requirements. There is no assurance however that the per-share market price of Vallon Common Stock will remain at such increased level for any meaningful period of time. While the reduction in the number of outstanding shares of Vallon Common Stock should proportionally increase the market price of Vallon Common Stock, it cannot be assured that the proposed Reverse Split will increase the market price of Vallon Common Stock by a multiple of the proposed Reverse Split ratio, or result in any permanent or sustained increase in the market price of Vallon Common Stock, which is dependent upon many factors, including the combined company’s business and financial performance, general market conditions, and prospects for future success. Therefore, while the stock price of the combined company might meet the initial listing requirements for The Nasdaq Capital Market initially, it cannot be assured that it will continue to do so.
The proposed Reverse Split may decrease the liquidity of the combined company’s common stock.
Although the Vallon Board believes that the anticipated increase in the market price of the combined company’s common stock after the proposed Reverse Split could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the proposed Reverse Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for Vallon Common Stock.
The proposed Reverse Split may lead to a decrease in the combined company’s overall market capitalization.
Should the market price of the combined company’s common stock decline after the proposed Reverse Split, the percentage decline may be lower, due to the smaller number of shares outstanding, than it would have been prior to the proposed Reverse Split. A reverse stock split may be viewed negatively by the market and, consequently, can lead to a decrease in the combined company’s overall market capitalization. If the per share market price does not increase in proportion to the proposed Reverse Split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of Vallon Common Stock will remain the same after the proposed Reverse Split is effected, or that the proposed Reverse Split will not have an adverse effect on the stock price of Vallon Common Stock due to the reduced number of shares outstanding after the proposed Reverse Split.

Risks Related to Vallon’s Capital Requirements, Finances, and Operations if the Merger is Not Completed
Vallon and GRI have incurred and will continue to incur significant transaction costs in connection with the Merger.
Vallon has incurred and will continue to incur significant transaction costs in connection with the Merger. Vallon estimates that it will incur aggregate direct transaction costs of approximately $__ million associated with the Merger and approximately $__ million for its portion of shared transaction expenses, as well as additional costs associated with the commencement of the combined company’s operation as a public company, which cannot be estimated accurately at this time.
GRI has incurred and will continue to incur significant transaction costs in connection with the Merger. GRI estimates that it will incur aggregate direct transaction costs of approximately $__ million associated with the Merger and approximately $__ million for its portion of shared transaction expenses, as well as additional costs associated with the commencement of the combined company’s operation as a public company, which cannot be estimated accurately at this time.
RISKS RELATED TO VALLON’S BUSINESS
Vallon has incurred net losses in every year since its inception and anticipates that it will continue to incur net losses in the future.
Vallon is a biopharmaceutical company with a limited operating history. Investment in product development in the healthcare industry, including of biopharmaceutical products, is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. Vallon has no products approved for commercial sale and has not generated any revenue from product sales to date. As a result, Vallon is not profitable and has incurred losses in each period since its inception. For the nine months ended September 30, 2022, Vallon reported a net loss of $5.4 million. As of September 30, 2022, Vallon had an accumulated deficit of $27.3 million.
To become and remain profitable, Vallon or any potential future collaborator must develop and eventually commercialize products with significant market potential at an adequate profit margin after cost of goods sold and other expenses. This will require Vallon to be successful in a range of challenging activities, including completing clinical trials, manufacturing, marketing and selling products for which Vallon may obtain marketing approval and satisfying any post-marketing requirements. Vallon may never succeed in any or all of these activities and, even if it does, it may never generate revenue that is significant enough to achieve profitability. If Vallon does achieve profitability, Vallon may not be able to sustain or increase profitability on a quarterly or annual basis. Vallon’s failure to become and remain profitable would decrease the value of Vallon and could impair its ability to raise capital, maintain its research and development efforts, expand its business or continue its operations.
Vallon may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of Vallon’s future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue. Vallon’s prior losses and expected future losses have had and will continue to have an adverse effect on its stockholders’ equity and working capital.
Vallon anticipates future losses and negative cash flow, and it is uncertain if or when Vallon will become profitable.
Vallon does not expect to generate any significant revenues until it successfully completes development of its first product, including obtaining all required regulatory approvals, and Vallon is able to successfully commercialize the product through sales and licensing. As of the date of this proxy statement/prospectus/information statement, Vallon’s product candidates are still in development and have not been approved by the FDA.

Vallon has not yet demonstrated its ability to generate revenue, and it may never be able to produce revenues or operate on a profitable basis. Vallon incurred losses since its inception (January 11, 2018) and expects to experience operating losses and negative cash flow for the foreseeable future.
Additional capital will be required to fund Vallon’s operations, ADAIR product development activities or the development of any new product. If Vallon fails to obtain necessary financing, Vallon will not be able to complete the development and commercialization of product candidates.
Vallon’s operations have consumed substantial amounts of cash since inception. While Vallon has significantly decreased its research and development expenses as it assesses the best path forward for ADAIR, Vallon expects to continue to spend a considerable amount of resources on pursuing strategic opportunities. Furthermore, to move forward with the development of ADAIR or any other product candidates, Vallon would be required to spend substantial amounts to conduct clinical trials of such programs, to validate the manufacturing process and specifications for any such product candidate, to seek regulatory approvals for such product candidate and to launch and commercialize any products for which Vallon receives regulatory approval, including potentially building Vallon’s own commercial organization. As of November 30, 2022, Vallon had approximately $4.5 million of cash, cash equivalents and marketable securities on hand. Vallon’s future capital requirements and the period for which Vallon’s existing resources will support its operations may vary significantly from what Vallon currently expects and may change if Vallon’s business plan changes from its current expected operating plan. Vallon’s monthly spending levels will vary based on development and corporate activities. Because of the uncertainty regarding our future development pathway, Vallon is unable to estimate the actual funds it will require for development of any potential product candidate and any approved marketing and commercialization activities. Vallon’s future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:
•the timing and structure of any strategic options that Vallon pursues;
•the terms of any collaboration agreements Vallon may choose to initiate or conclude;
•the outcome, timing and cost of meeting regulatory requirements established by the FDA, and other comparable foreign regulatory authorities;
•delay or failure in obtaining the necessary approvals from regulators or institutional review boards (“IRBs”) in order to commence a clinical trial at a prospective trial site, or their suspension or termination of a clinical trial once commenced;
•failure of third-party contractors, such as contract research organizations (“CROs”), or investigators to comply with regulatory requirements, including Good Clinical Practices (“GCPs”);
•governmental or regulatory delays and changes in regulation or policy relating to the development and commercialization of a product candidate by the FDA or other comparable foreign regulatory authorities;
•undertaking and completing additional pre-clinical studies to generate data required to support the clinical development of a product candidate;
•inability to enroll sufficient patients to complete clinical trials;
•difficulty in having patients complete a trial or return for post-treatment follow-up;
•clinical sites deviating from trial protocol or dropping out of a trial;
•problems with biopharmaceutical product candidate storage, stability and distribution;
•Vallon’s inability to add new or additional clinical trial sites;
•varying interpretations of the data generated from Vallon’s preclinical or clinical trials;
•inability to manufacture, or obtain from third parties, adequate supply of biopharmaceutical product candidate sufficient to complete Vallon’s preclinical studies and clinical trials;

•the costs of establishing, maintaining, and overseeing a quality system compliant with current good manufacturing practice requirements (“cGMPs”) and a supply chain for the development and manufacture of Vallon’s product candidate;
•the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against Vallon;
•the effect of competing technological and market developments;
•the cost and timing of establishing, expanding and scaling manufacturing capabilities;
•the cost of establishing sales, marketing and distribution capabilities for any product candidate for which Vallon may receive regulatory approval in regions where Vallon chooses to commercialize its products on its own; and
•potential unforeseen business disruptions or market fluctuations that delay Vallon’s product development or clinical trials and increase Vallon’s costs or expenses, such as business or operational disruptions, delays, or system failures due to malware, unauthorized access, terrorism, war, natural disasters, strikes, geopolitical conflicts, restrictions on trade, import or export restrictions, or public health crises, such as the current COVID-19 outbreak.
Vallon does not have any committed external source of funds or other support for Vallon’s development efforts, and Vallon cannot be certain that additional funding will be available on acceptable terms, or at all. Until Vallon can generate sufficient product or royalty revenue to finance Vallon’s cash requirements, which Vallon may never do, Vallon expects to finance its future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. If Vallon raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect Vallon’s stockholders’ rights. Further, to the extent that Vallon raises additional capital through the sale of common stock or securities convertible into or exchangeable for common stock, each existing investors’ ownership interest will be diluted. If Vallon raises additional capital through debt financing, Vallon would be subject to fixed payment obligations and may be subject to covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends or acquiring or licensing intellectual property rights. If Vallon raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, Vallon may have to relinquish certain valuable rights to its product candidate, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to Vallon. Vallon also could be required to seek collaborators for one or more of Vallon’s current or future product candidates at an earlier stage than otherwise would be desirable or relinquish Vallon’s rights to product candidates or technologies that Vallon otherwise would seek to develop or commercialize itself. If Vallon is unable to raise additional capital in sufficient amounts or on terms acceptable to Vallon, Vallon may have to significantly delay, scale back or discontinue the development or commercialization of one or more of Vallon’s other research and development initiatives. Any of the above events could significantly harm Vallon’s business, prospects, financial condition and results of operations and cause the price of Vallon’s common stock to decline.
Management transition creates uncertainties and could harm Vallon’s business.
Vallon may experience significant changes in executive leadership, including the changes in executive leadership as a result of the Merger. Changes to company strategy, which can often times occur with the appointment of new executives, can create uncertainty, may negatively impact Vallon’s ability to execute quickly and effectively, and may ultimately be unsuccessful. In addition, executive leadership transition periods are often difficult as the new executives gain detailed knowledge of Vallon’s operations, and friction can result from changes in strategy and management style. Management transition inherently causes some loss of institutional knowledge, which can negatively affect strategy and execution. Until Vallon integrates new personnel, and unless they are able to succeed in their positions, Vallon may be unable to successfully manage and grow its business, and Vallon’s results of operations and financial condition could suffer as a result. In any event, changes in Vallon’s organization as a result of executive management transition may have a disruptive impact on Vallon’s ability to implement its strategy and could have a material adverse effect on Vallon’s business, financial condition, and results of operations.
Vallon’s auditors have expressed substantial doubt about its ability to continue as a going concern, and Vallon may not be able to continue as a going concern if it does not obtain additional financing.
Vallon has incurred losses since inception and has not demonstrated an ability to generate revenues from the sales of Vallon’s proposed products. The report of Vallon’s independent registered public accounting firm on its financial statements as of and for the year ended December 31, 2021 included an explanatory paragraph indicating that there is substantial doubt about its ability to continue as a going concern. Vallon has financed its working capital requirements to date by raising capital through private placements of shares of its common stock, issuing of short-term and convertible notes, and the proceeds from its initial public offering (“IPO”) completed in February 2021. Vallon’s ability to continue as a going concern is dependent on raising capital from the sale of its common stock and/or obtaining debt financing. Vallon’s cash, cash equivalents and short-term investment balance at November 30, 2022 was approximately $4.5 million. Based on Vallon’s current expected level of operating expenditures, Vallon expects to be able to fund its operations for more than four months from this filing after paying all current obligations. Vallon’s ability to remain a going concern is wholly dependent upon its ability to continue to obtain sufficient capital to fund its operations.
Despite Vallon’s ability to secure capital in the past, there can be no assurance that additional equity or debt financing will be available to it when needed or that it may be able to secure funding from any other sources. In the event that Vallon is not able to secure funding, it may be forced to curtail operations, delay or stop ongoing clinical trials, cease operations altogether, or file for bankruptcy.
Vallon is a clinical-stage company with no approved products and it has a limited operating history, which may make it difficult to evaluate its technology and product development capabilities and predict its future performance.
Vallon has no products approved for commercial sale and has not generated any revenue from product sales. Its ability to generate product revenue or profits was dependent on the successful development and eventual commercialization of ADAIR. Given that the topline data from its SEAL study of ADAIR for the treatment of ADHD failed to meet statistical significance for the primary endpoint of Emax Drug Liking and it is assessing the best path forward for the ADAIR program, Vallon may never be able to develop or commercialize a marketable product.
Vallon’s current and future programs and product candidates will require additional discovery research, preclinical development, clinical development, regulatory approval to commercialize the product, manufacturing validation, obtaining manufacturing supply, capacity and expertise, building of a commercial and distribution organization, substantial investment and significant marketing efforts before Vallon generates any revenue from product sales. In addition, any drug product candidate must be approved for marketing by the FDA or certain other health regulatory agencies before Vallon may commercialize any product in the respective jurisdictions.
Vallon’s limited operating history may make it difficult to evaluate its, or any new, technology and industry and predict its future performance. Vallon’s short history as an operating company makes any assessment of its future success or viability subject to significant uncertainty. Vallon will encounter risks and difficulties frequently experienced by early-stage companies in evolving fields. If Vallon does not address these risks successfully, its business will suffer. Similarly, Vallon expects that its financial condition and operating results will fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond Vallon’s control. As a result, Vallon’s stockholders should not rely upon the results of any quarterly or annual period as an indicator of future operating performance.
As a result of Vallon’s limited operating history, it may not be able to correctly estimate its future revenues, operating expenses, need for investment capital, or stability of operations, which could lead to cash shortfalls.
Vallon has a limited operating history from which to evaluate its business. As a result, its historical financial data is of limited value in estimating future operating expenses. In addition, although Vallon is a clinical-stage company, it has not yet completed all of the non-clinical safety studies for pivotal clinical trials. It also has not obtained regulatory approvals for any of its products, manufactured a commercial scale product, arranged for a third party to do so on its behalf, or conducted sales and marketing activities necessary for successful product commercialization. Therefore, Vallon’s budgeted operating expense levels are based in part on its expectations concerning the FDA approval process and expenses related to development of other product candidates. Failing to reach its short-term developmental milestones within anticipated timelines due to delays caused by the COVID-19 outbreak, serious adverse or unacceptable side effects caused by its product candidates, or other events, many of which may be beyond Vallon’s control, may cause its financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year.
Vallon’s prospects were highly dependent on a single product candidate, ADAIR, and while Vallon is assessing the best path forward for ADAIR, Vallon may not complete the development or commercialization of ADAIR.
Vallon’s long-term prospects were highly dependent on future acceptance and revenues from its lead product candidate, ADAIR. In March 2022, Vallon announced that topline data from its SEAL study of ADAIR for the treatment of ADHD failed to meet statistical significance for the primary endpoint of Emax Drug Liking and that, given that result, Vallon is currently assessing the best path forward for ADAIR. Any further development of ADAIR would require substantial capital and time to complete, and there is no guarantee that any future clinical trial, if pursued, would be timely or successful, or that ADAIR would be approved or, if approved, that commercialization would be successful. Concurrently, Vallon has been evaluating strategic alternatives to maximize stockholder value, which could involve, without limitation, exploring the potential for a possible merger, business combination, investment into the Company, or a purchase, license or other acquisition of assets. However, there is no assurance that Vallon will be successful in its pursuit of a strategic alternative, failure of which may have a material adverse impact on Vallon’s business, financial condition, and results of operations.
Vallon may try to out license the rights to develop and commercialize ADAIR or ADMIR in the United States or other markets but be unsuccessful.
Given the results of the SEAL Study and the required additional development activity necessary to gain regulatory approval of ADAIR, Vallon may never be able to out license or sell ADAIR to another pharmaceutical or biotechnology company even if it decides to pursue such efforts. ADMIR is based on similar technology to ADAIR and is not yet a clinical stage drug, therefore, it may be of no more interest to a potential acquiror than ADAIR. Vallon has a small number of employees and consultants who could be dedicated to an asset sale or out license effort.
If Vallon obtains approval to commercialize ADAIR, or any other future product, such as ADMIR, outside of the U.S., a variety of risks associated with international operations could materially adversely affect Vallon’s business.
If ADAIR, or any other future product, such as ADMIR, is approved for commercialization outside the United States, such as pursuant to the license agreement with MEDICE Arzneimittel Pütter GmbH & Co. KG (“Medice”), who is affiliated with one of Vallon’s principal stockholders, SALMON Pharma GmbH (“Salmon Pharma”), and represented by one member of the Vallon Board, Vallon will likely enter into agreements with third parties to market such product outside the United States. Vallon expects that it will be subject to additional risks related to entering into or maintaining international business relationships, including:
•different regulatory requirements for drug approvals in foreign countries;
•differing U.S. and foreign drug import and export rules, particularly regarding controlled substances and scheduled products, such as ADAIR;
•reduced protection for intellectual property rights in foreign countries;
•unexpected changes in tariffs, trade barriers, and regulatory requirements;
•different reimbursement systems;
•economic weakness, including inflation, or political instability in particular foreign economies and markets;

•compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;
•foreign taxes, including withholding of payroll taxes;
•foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;
•workforce uncertainty in countries where labor unrest is more common than in the United States;
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
•potential liability resulting from development work conducted by these distributors; and
•business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters.
Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect Vallon’s ability to commercialize and generate revenues from ADAIR or any other future product, such as ADMIR. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of Vallon and its operating results will be adversely affected.
Vallon’s future growth may depend on its ability to identify and acquire or in-license products and if Vallon does not successfully identify and acquire or in-license related product candidates and products or integrate them into Vallon’s operations, Vallon may have limited growth opportunities.
An important part of Vallon’s business strategy is to continue to develop a pipeline of product candidates and products by acquiring or in-licensing products, businesses or technologies that Vallon believes are a strategic fit with its business. Future in-licenses or acquisitions, however, may entail numerous operational and financial risks, including:
•exposure to unknown liabilities;
•disruption of Vallon’s business and diversion of Vallon’s management’s time and attention to develop acquired products or technologies;
•difficulty or inability to secure financing to fund development activities for such acquired or in-licensed technologies in the current economic environment;
•incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions;
•higher than expected acquisition and integration costs;
•increased amortization expenses;
•difficulty and cost in combining the operations and personnel of any acquired businesses with Vallon’s operations and personnel;
•impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and
•inability to retain key employees of any acquired businesses.
Vallon has limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into Vallon current infrastructure. In particular, Vallon may compete with larger biopharmaceutical companies and other competitors in Vallon’s efforts to establish new collaborations and in-licensing opportunities. These competitors likely will have access to greater financial resources than Vallon and may have greater expertise in identifying and evaluating new opportunities. Moreover, Vallon may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or Vallon may fail to realize the anticipated benefits of such efforts.
Expanding Vallon’s product offerings may not be profitable.
Vallon may choose to develop new products to offer. Vallon is currently developing an abuse deterrent formulation of Ritalin, ADMIR, another commonly prescribed product for the treatment of ADHD. Developing new products involves inherent risks, including Vallon’s inability to estimate demand for the new offerings, competition from more established market participants, and a lack of market understanding. In addition, expanding into new geographic areas and/or expanding product offerings will be challenging and may require integrating new employees into Vallon’s culture as well as assessing the demand in the applicable market.
Vallon may be subject to litigation that will be costly to defend or pursue and uncertain in its outcome.
Vallon’s business may bring it into conflict with licensees, licensors, or others with whom it has contractual or other business relationships or with its competitors or others whose interests differ from Vallon’s. If Vallon is unable to resolve these conflicts on terms that are satisfactory to all parties, it may become involved in litigation brought by or against such parties. Any litigation is likely to be expensive and may require a significant amount of management’s time and attention, at the expense of other aspects of Vallon’s business. The outcome of litigation is always uncertain, and in some cases, could include judgments against Vallon which could have a materially adverse effect on its business.
Vallon may expend its limited resources to pursue a particular proposed product or indication, and fail to capitalize on a different proposed product or indication that may have been more profitable or for which there would have been a greater likelihood of success.
Because Vallon has limited financial and managerial resources, Vallon focuses on research programs and proposed products that Vallon identifies for specific indications. As a result, Vallon may forego or delay pursuit of opportunities with other proposed products, or for other indications, that later prove to have greater commercial potential. Vallon’s resource allocation decisions may cause Vallon to fail to capitalize on viable commercial products or profitable market opportunities. Vallon’s spending on current and future research and development programs and proposed products for specific indications may not yield any commercially viable products. If Vallon does not accurately evaluate the commercial potential or target market for a particular proposed product, Vallon may relinquish valuable rights to that proposed product through collaboration, licensing, or other royalty arrangements in cases in which it would have been more advantageous for Vallon to retain sole development and commercialization rights to such proposed product.
If Vallon fails to effectively manage its growth, its business and reputation, results of operations, and financial condition may be adversely affected.
Vallon may experience a rapid growth in operations, which may place significant demands on Vallon’s management team and Vallon’s operational and financial infrastructure. As Vallon continues to grow, Vallon must effectively identify, integrate, develop and motivate new employees, and maintain the beneficial aspects of Vallon’s corporate culture. To attract top talent, Vallon believes that it will have to offer attractive compensation packages. The risks of over-hiring or overcompensating and the challenges of integrating a rapidly growing employee base may impact profitability.
Additionally, if Vallon does not effectively manage its growth, the quality of Vallon’s services could suffer, which could adversely affect Vallon’s business and reputation, results of operations, and financial condition. If operational, technology, and infrastructure improvements are not implemented successfully, Vallon’s ability to manage its growth will be impaired and Vallon may have to make significant additional expenditures to address these issues. To effectively manage Vallon’s growth, it will need to continue to improve its operational, financial, and management controls and its reporting systems and procedures. This will require that Vallon refine its information technology systems to maintain effective online services and enhance information and communication systems to ensure that Vallon’s employees effectively communicate with each other and Vallon’s growing base of customers. These system enhancements and improvements will require significant incremental and ongoing capital expenditures and allocation of valuable management and employee resources. If Vallon fails to implement these improvements and maintenance programs effectively, Vallon’s ability to manage its expected growth and comply with the rules and regulations that are applicable to publicly reporting companies will be impaired and Vallon may incur additional expenses.
Vallon may not be able to manage its business effectively if it is unable to attract and retain key personnel.
Vallon’s key employees currently include Mr. David Baker, Vallon’s President and Chief Executive Officer, and Ms. Leanne Kelly, Vallon’s Chief Financial Officer, and consulting arrangements with individuals such as its Chief Medical Officer, Dr. Timothy Whitaker, who is responsible for overseeing clinical development of Vallon’s product candidates. Vallon’s future growth and success depend on its ability to recruit, retain, manage, and motivate its employees and key consultants. The loss of the services of its Chief Executive Officer, or any of its key employees or the inability to hire or retain experienced management personnel could adversely affect Vallon’s ability to execute its business plan and harm its operating results. Although Vallon has employment agreements in place with management, these agreements are terminable at will with minimal notice.
Because of the specialized scientific and managerial nature of Vallon’s business, Vallon relies heavily on its ability to attract and retain qualified scientific and technical consultants. Vallon may not be able to attract or retain qualified management and commercial, scientific, and clinical personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical, and other businesses. In addition, the loss of one or more of its senior executive officers or key consultants could be detrimental to Vallon if it cannot recruit suitable replacements in a timely manner.
Vallon does not currently carry “key person” insurance on the lives of members of senior management. The competition for qualified personnel in the biopharmaceutical field is intense.
If Vallon is not able to attract and retain necessary personnel to accomplish its business objectives, it may experience constraints that will significantly impede the achievement of its development objectives, its ability to raise additional capital, and its ability to implement its business strategy.
Vallon’s directors, consultants, and advisors are not obligated to commit their time and attention exclusively to Vallon’s business and therefore they may encounter conflicts of interest with respect to the allocation of time and business opportunities between Vallon’s operations and those of other businesses.
Vallon’s directors are not obligated to commit their time and attention exclusively to Vallon’s business and, accordingly, they may encounter conflicts of interest in allocating their own time, or any business opportunities which they may encounter, between Vallon’s operations and those of other businesses.
Currently, Vallon’s full-time employees consist of David Baker, Vallon’s President and Chief Executive Officer, and Leanne Kelly, Vallon’s Chief Financial Officer. Our key consultants consist of Dr. Timothy Whitaker, our Chief Medical Officer, as well as consultants for bookkeeping, pre-clinical and formulation development, and clinical operations. Currently, consulting arrangements with individuals, such as Dr. Whitaker, only require them to devote an average of approximately 10 to 20 hours per week to Vallon’s business. In addition, Vallon’s consultants and advisors may have other clients or projects that grow in scope or they may acquire new clients and projects that require more of their time that may come at Vallon’s expense. Vallon also currently relies on consultants for clinical operations, statistical support, and preclinical development. If the execution of Vallon’s business plan demands more time than is currently committed by any of Vallon’s officers, directors, consultants or advisors, they will be under no obligation to commit such additional time, and their failure to do so may adversely affect Vallon’s ability to carry on its business and successfully execute its business plan.
Additionally, all of Vallon’s officers and directors, in the course of their other business activities, may become aware of investments, business opportunities, or information which may be appropriate for presentation to Vallon as well as to other entities to which they owe a fiduciary duty. They may also in the future become affiliated with entities that are engaged in business or other activities similar to those Vallon intends to conduct. As a result, they may have conflicts of interest in determining to which entity particular opportunities or information should be presented. If, as a result of such conflict, Vallon is deprived of investment, business or information, the execution of Vallon’s business plan and Vallon’s ability to effectively compete in the marketplace may be adversely affected.
Vallon’s employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on Vallon’s business.
Vallon is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards Vallon has established, comply with federal and state health-care fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to Vallon under the Federal Physician Payments Sunshine Act and similar state laws. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, making or contributing to the making of a false claim for reimbursement to federal, state or private payors, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Vallon’s reputation. The precautions Vallon takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Vallon from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against Vallon, and Vallon is not successful in defending itself or asserting its rights, those actions could have a significant impact on Vallon’s business and results of operations, including the imposition of significant fines or other sanctions.
Vallon entered into employment contracts with members of its senior management team that contain significant anti-termination provisions which could make future changes in management difficult or expensive.
Vallon has entered into employment agreements with members of its senior management team. These agreements may require the payment of severance in the event one of these employees ceases to be employed. These provisions make the replacement of these employees very costly and could cause difficulty in effecting any required changes in management or a change in control.
Vallon faces potential product liability exposure, and if successful claims are brought against Vallon, Vallon may incur substantial liability for ADAIR or other proposed product Vallon may license or acquire and may have to limit their commercialization.
The use of ADAIR and any other proposed product Vallon may license or acquire in clinical trials and the sale of any products for which Vallon obtains marketing approval expose Vallon to the risk of product liability claims. For example, Vallon may be sued if any product Vallon develops allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing, or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, or a breach of warranties. Product liability claims might be brought against Vallon by consumers, health care providers, or others using, administering, or selling Vallon’s products. If Vallon cannot successfully defend itself against these claims, Vallon will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
•withdrawal of clinical trial participants;
•termination of clinical trial sites or entire trial programs;
•decreased demand for any proposed product or products that Vallon may develop;
•initiation of investigations by regulators;
•impairment of Vallon’s business reputation;
•costs of related litigation;

•substantial monetary awards to patients or other claimants;
•loss of revenues; and
•reduced resources of Vallon’s management to pursue Vallon’s business strategy.
Vallon will obtain limited product liability insurance coverage for any and all of Vallon’s clinical trials. However, Vallon’s insurance coverage may not reimburse Vallon or may not be sufficient to reimburse Vallon for any expenses or losses Vallon may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, Vallon may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect Vallon against losses due to liability. When needed, Vallon intends to expand its insurance coverage to include the sale of commercial products if Vallon obtains marketing approval for ADAIR or any other future product in development, such as ADMIR, but Vallon may be unable to obtain commercially reasonable product liability insurance for any product approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against Vallon could cause its stock price to fall and, if judgments exceed Vallon’s insurance coverage, could decrease Vallon’s cash and adversely affect Vallon’s business.
Vallon’s internal computer systems, or those used by third-party CROs, manufacturers, or other contractors or consultants, may fail or suffer security breaches.
Despite the implementation of security measures, Vallon’s internal computer systems and those of Vallon’s future CROs, manufacturers, and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. Although to Vallon’s knowledge Vallon has not experienced any such material system failure or security breach to date, if such an event were to occur, it could result in a material disruption of Vallon’s development programs and Vallon’s business operations. For example, the loss of clinical trial data from future clinical trials could result in delays in Vallon’s regulatory approval efforts and significantly increase Vallon’s costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, Vallon’s data or applications, or inappropriate disclosure of confidential or proprietary information (such as individually identifiable health information), Vallon could incur significant liabilities and the further development and commercialization of ADAIR or any other future product, including ADMIR, could be delayed.
Increased scrutiny of Vallon’s environmental, social or governance responsibilities have and will likely continue to result in additional costs and risks and may adversely impact Vallon’s reputation, employee retention and willingness of customers and suppliers to do business with Vallon.
There is an increasing focus from certain customers, consumers, employees and other stakeholders concerning environmental, social and governance (“ESG”) matters, including corporate citizenship and sustainability. Additionally, public interest and legislative pressure related to public companies’ ESG practices continues to grow. If Vallon’s ESG practices fail to meet regulatory requirements or stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Director and employee diversity, human capital management, employee health and safety practices, corporate governance and transparency and employing ESG strategies in Vallon’s operations, Vallon’s brand, reputation and employee retention may be negatively impacted, and customers and suppliers may be unwilling to do business with Vallon.
If Vallon fails to adopt ESG standards or practices as quickly as stakeholders desire, fail, or be perceived to fail, in Vallon’s achievement of such initiatives or goals, or fail in fully and accurately reporting Vallon’s progress on such initiatives and goals, Vallon’s reputation, business, financial performance and growth may be adversely impacted. In addition, Vallon could be criticized for the scope of such initiatives or goals or perceived as not acting responsibly in connection with these matters. Vallon’s business could be negatively impacted by such matters. Any such matters, or related corporate citizenship and sustainability matters, could have a material adverse effect on Vallon’s business.

Public health crises such as pandemics or similar outbreaks could materially and adversely affect Vallon’s preclinical and clinical trials, business, financial condition, and results of operations.
As the COVID-19 pandemic continues around the globe, the pandemic may affect Vallon’s operations and certain other third parties on which it relies, including by causing disruptions in the supply of Vallon’s product candidates and the conduct of future clinical trials. Moreover, the COVID-19 pandemic may adversely affect the operations of the FDA and other health authorities, resulting in delays of reviews and approvals with respect to Vallon’s product candidates. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may reduce Vallon’s ability to access capital, which could negatively impact Vallon’s short-term and long-term liquidity. In addition, the loss of any of Vallon’s employees as a result of COVID-19, or another pandemic, may adversely affect Vallon’s operations. The ultimate impact of the COVID-19 pandemic is highly uncertain, and Vallon does not yet know the full extent of potential delays or impacts that COVID-19 may have on its business, financing, or clinical trial activities.
Some examples of potential disruptions that may result from the COVID-19 pandemic, include, but are not limited to:
•delays or difficulties in enrolling patients in Vallon’s clinical trials;
•delays or difficulties in initiating or expanding clinical trials, including delays or difficulties with clinical site initiation and recruiting clinical site investigators and clinical site staff;
•increased rates of patients withdrawing from Vallon’s clinical trials following enrollment as a result of contracting COVID-19 or other health conditions or being forced to quarantine;
•interruption of key clinical trial activities, such as clinical trial site data monitoring and efficacy, safety and translational data collection, processing and analyses, due to limitations on travel imposed or recommended by federal, state or local governments, employers and others or interruption of clinical trial subject visits, which may impact the collection and integrity of subject data and clinical study endpoints;
•delays or disruptions in preclinical experiments and IND-enabling studies due to restrictions of on-site staff and unforeseen circumstances at CROs and vendors, including any delays caused by the COVID-19 pandemic;
•interruption or delays in the operations of the FDA and comparable foreign regulatory agencies;
•interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations (“CMOs”) due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;
•delays in receiving approval from local regulatory authorities to initiate Vallon’s planned clinical trials;
•limitations on employee or other resources that would otherwise be focused on the conduct of Vallon’s clinical trials and pre-clinical work, including because of sickness of employees or their families, the desire of employees to avoid travel or contact with large groups of people, an increased reliance on working from home, school closures or mass transit disruptions or the refusal of employees to comply with COVID-19 vaccine mandates;
•changes in regulations as part of a response to the COVID-19 pandemic which may require Vallon to change the ways in which its clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;
•delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel; and

•refusal of the FDA to accept data from clinical trials in affected geographies outside the United States.
The COVID-19 global pandemic remains a public health threat and its ultimate impact on Vallon’s business and the global economy is uncertain. The extent to which the pandemic may affect Vallon’s clinical trials, business, financial condition, and results of operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions, actions to contain the pandemic or treat its impact, such as social distancing and quarantines or lock-downs in the United States, and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease, and the ongoing worldwide vaccine rollout and implementation of vaccine mandates. Future developments in these and other areas present material uncertainty and risk with respect to Vallon’s clinical trials, business, financial condition, and results of operations.
Risks Related to Vallon’s Intellectual Property
Vallon has filed multiple patent applications and has three issued patents by the United States Patent and Trademark Office (“USPTO”), two issued patents by the European Patent Office, and one issued patent by the Japan Patent Office, and as a result Vallon may have limited protection of its proprietary technology in the marketplace.
Vallon has had three patents granted and one additional patent application directed to ADAIR for ADHD and narcolepsy filed in the United States, has had two patents granted in Europe, has one patent granted in Japan, and Vallon is seeking patent protection for ADAIR internationally in several foreign countries and territories, including Australia, Canada, and China. The U.S. patents will expire in 2037, and the European and Japanese patents will expire in 2038. It is impossible to predict whether or how Vallon’s PCT application will result in any issued patent. Even if the pending application issues, it may issue with claims significantly narrower than those Vallon currently seeks.
The patent position of biotechnology and biopharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology and biopharmaceutical patents. Consequently, a patent may not issue from Vallon’s pending patent applications. Therefore, Vallon does not know the degree of future protection that it will have on any proprietary product or technology that it has or may develop.
If Vallon is unable to obtain and maintain patent protection for its technology and products or if the scope of the patent protection obtained is not sufficiently broad, Vallon’s competitors could develop and commercialize technology and products similar or identical to Vallon’s, and Vallon’s ability to successfully commercialize its technology and products may be impaired.
Vallon’s commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection in the United States and other countries with respect to ADAIR or any other future product, such as ADMIR, that Vallon may license or acquire and the methods it uses to manufacture them, as well as successfully defending these patents and trade secrets against third-party challenges. Vallon seeks to protect its proprietary position by filing patent applications in the United States and abroad related to its proposed products. Vallon will only be able to protect its technologies from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them.
The patent prosecution process is expensive and time-consuming, and Vallon may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that Vallon will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. If Vallon’s licensors or Vallon fail to obtain or maintain patent protection or trade secret protection for ADAIR or any other future product that Vallon may license and acquire, such as ADMIR, third parties could use Vallon’s proprietary information, which could impair its ability to compete in the market and adversely affect its ability to generate revenues and achieve profitability. Moreover, should Vallon enter into other collaborations it may be required to consult with or cede control to collaborators regarding the prosecution, maintenance, and enforcement of its patents. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of Vallon’s business.
The patent position of biotechnology and biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. In addition, no consistent policy regarding the breadth of claims allowed in biopharmaceutical or biotechnology patents has emerged to date in the United States. The patent situation outside the United States is even more uncertain. The laws of foreign countries may not protect Vallon’s rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after a first filing, or in some cases at all. Therefore, Vallon cannot know with certainty whether it or its licensors were the first to make the inventions claimed in its owned or licensed patents or pending patent applications, or whether Vallon was the first to file for patent protection of such inventions. In the event that a third party has also filed a U.S. patent application relating to Vallon’s proposed products or a similar invention, Vallon may have to participate in interference proceedings declared by the USPTO to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that Vallon’s efforts would be unsuccessful, resulting in a material adverse effect on Vallon’s U.S. patent position. As a result, the issuance, scope, validity, enforceability, and commercial value of Vallon’s patent rights are highly uncertain. Vallon’s pending and future patent applications may not result in patents being issued which protect Vallon’s technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of Vallon’s patents or narrow the scope of Vallon’s patent protection.
Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of Vallon’s patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of Vallon’s business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Vallon’s patent applications and the enforcement or defense of Vallon’s issued patents, all of which could have a material adverse effect on Vallon’s business and financial condition.
Moreover, Vallon may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, reexamination, inter parties review, post-grant review or interference proceedings challenging Vallon’s patent rights or the patent rights of others. An adverse determination in any such submission, patent office trial, proceeding or litigation could reduce the scope of, render unenforceable, or invalidate, Vallon’s patent rights, allow third parties to commercialize its technology or products and compete directly with Vallon, without payment to Vallon, or result in Vallon’s inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by Vallon’s patents and patent applications is threatened, it could dissuade companies from collaborating with Vallon to license, develop, or commercialize current or future product.
Even if Vallon’s patent applications issue as patents, they may not issue in a form that will provide Vallon with any meaningful protection, prevent competitors from competing with Vallon or otherwise provide Vallon with any competitive advantage. Vallon’s competitors may be able to circumvent Vallon’s owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.
The issuance of a patent does not foreclose challenges to its inventorship, scope, validity or enforceability. Therefore, Vallon’s owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit Vallon’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of Vallon’s technology and products. Given the amount of time required for the development, testing, and regulatory review of new proposed products, patents protecting such proposed products might expire before or shortly after such proposed products are commercialized. As a result, Vallon’s owned and licensed patent portfolio may not provide Vallon with sufficient rights to exclude others from commercializing products similar or identical to those of Vallon.
Because it is difficult and costly to protect Vallon’s proprietary rights, Vallon may not be able to ensure their protection.
The degree of future protection for Vallon’s proprietary rights is uncertain, because legal means afford only limited protection and may not adequately protect Vallon’s rights or permit it to gain or keep its competitive advantage. For example:
•Vallon’s licensors might not have been the first to make the inventions covered by each of Vallon’s pending patent applications and issued patents;
•Vallon’s licensors might not have been the first to file patent applications for these inventions;
•others may independently develop similar or alternative technologies or duplicate ADAIR or any future product, such as ADMIR;
•it is possible that none of the pending patent applications licensed to Vallon will result in issued patents;
•the issued patents covering ADAIR or any future product, such as ADMIR, may not provide a basis for market exclusivity for active products, may not provide Vallon with any competitive advantages, or may be challenged by third parties;
•Vallon may not develop additional proprietary technologies that are patentable; or
•patents of others may have an adverse effect on Vallon’s business.
Vallon may become involved in lawsuits to protect or enforce its patents or other intellectual property, which could be expensive, time consuming, and unsuccessful.
Competitors may infringe Vallon’s issued patents or other intellectual property. To counter infringement or unauthorized use, Vallon may be required to file infringement claims, which can be expensive and time consuming. Any claims that Vallon asserts against perceived infringers could provoke these parties to assert counterclaims against Vallon alleging that it infringes their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of Vallon’s is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that Vallon’s patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of Vallon’s patents at risk of being invalidated, rendered unenforceable, or interpreted narrowly.
If Vallon is sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in any litigation would harm Vallon’s business.
Vallon’s ability to develop, manufacture, market, and sell ADAIR or any other future product, such as ADMIR, that it may license or acquire depends upon Vallon’s ability to avoid infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the general fields of ADHD and cover the use of numerous compounds and formulations in Vallon’s targeted markets. Because of the uncertainty inherent in any patent or other litigation involving proprietary rights, Vallon and its licensors may not be successful in defending intellectual property claims by third parties, which could have a material adverse effect on Vallon’s results of operations. Regardless of the outcome of any litigation, defending the litigation may be expensive, time-consuming and distracting to management. In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to Vallon, which may later result in issued patents that ADAIR may infringe. There could also be existing patents of which Vallon is not aware that ADAIR may inadvertently infringe.
There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that Vallon infringes on their patents or misappropriated their technology, Vallon could face a number of issues, including:
•infringement and other intellectual property claims, which, with or without merit, can be expensive and time consuming to litigate and can divert management’s attention from Vallon’s core business;
•substantial damages for past infringement which Vallon may have to pay if a court decides that its product infringes on a competitor’s patent;
•a court prohibiting Vallon from selling or licensing its product unless the patent holder licenses the patent to Vallon, which it would not be required to do;
•if a license is available from a patent holder, Vallon may have to pay substantial royalties or grant cross licenses to Vallon’s patents; and
•redesigning Vallon’s processes so they do not infringe, which may not be possible or could require substantial funds and time.
Intellectual property litigation could cause Vallon to spend substantial resources and distract its personnel from their normal responsibilities.
Even if resolved in Vallon’s favor, litigation or other legal proceedings relating to intellectual property claims may cause Vallon to incur significant expenses, and could distract Vallon’s technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Vallon’s common stock. Such litigation or proceedings could substantially increase Vallon’s operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Vallon may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of Vallon’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Vallon can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise Vallon’s ability to compete in the marketplace.
Vallon may need to license certain intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.
A third party may hold intellectual property, including patent rights that are important or necessary to the development and commercialization of ADAIR or any other future product, such as ADMIR. It may be necessary for Vallon to use the patented or proprietary technology of third parties to commercialize ADAIR or any other future product. If Vallon is unable to obtain a license from these third parties, or unable to obtain a license, on commercially reasonable terms, Vallon’s business could be harmed.
If Vallon fails to comply with its obligations in its intellectual property licenses and funding arrangements with third parties, Vallon could lose rights that are important to its business.
In the future, Vallon may become party to licenses that are important for product development and commercialization. If Vallon fails to comply with its obligations under current or future license and funding agreements, Vallon’s counterparties may have the right to terminate these agreements, in which event Vallon might not be able to develop, manufacture or market any product or utilize any technology that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could materially and adversely affect the value of a proposed product being developed under any such agreement or could restrict Vallon’s drug discovery activities. Termination of these agreements or reduction or elimination of Vallon’s rights under these agreements may result in Vallon having to negotiate new or reinstated agreements with less favorable terms, or cause Vallon to lose its rights under these agreements, including its rights to important intellectual property or technology.
Vallon may be subject to claims that its employees have wrongfully used or disclosed alleged trade secrets of their former employers.
As is common in the biotechnology and biopharmaceutical industry, Vallon employs individuals who were previously employed at other biotechnology or biopharmaceutical companies, including our competitors or potential competitors. Although no claims against Vallon are currently pending, Vallon may be subject to claims that these employees have or Vallon has inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if Vallon is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.
If Vallon is unable to protect the confidentiality of its trade secrets, Vallon’s business and competitive position would be harmed.
In addition to seeking patent protection for ADAIR or any future product, such as ADMIR, Vallon also relies on trade secrets, including unpatented know-how, technology, and other proprietary information, to maintain its competitive position, particularly where Vallon does not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Vallon limits disclosure of such trade secrets where possible, but it also seeks to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who do have access to them, such as its employees, licensors, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors, and other third parties. Vallon also enters into confidentiality and invention or patent assignment agreements with its employees and consultants. Despite these efforts, any of these parties may breach the agreements and may unintentionally or willfully disclose Vallon’s proprietary information, including Vallon’s trade secrets, and Vallon may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, if any of Vallon’s trade secrets were to be lawfully obtained or independently developed by a competitor, Vallon would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with Vallon. If any of Vallon’s trade secrets were to be disclosed to or independently developed by a competitor, Vallon’s competitive position would be harmed.
Risks Related to Vallon’s Capital Requirements, Finances, and Operations if the Merger is Not Completed
If the Merger is not completed, Vallon may be unsuccessful in completing an alternative strategic transaction on terms that are as favorable as the terms of the proposed transaction with GRI, or at all, and Vallon may be unable to reestablish a viable operating business.
Vallon has not generated revenue from any product sales and does not expect to generate any significant revenues until it successfully completes development of its first product, including obtaining all required regulatory approvals, and it is able to successfully commercialize the product through sales and licensing. In March 2022, Vallon announced that topline data from its SEAL study of ADAIR for the treatment of Attention Deficit Hyperactivity Disorder (ADHD) did not meet statistical significance for the primary endpoint of Emax Drug Liking. Vallon is continuing to assess the best path forward for the ADAIR and ADMIR programs and commenced a process of evaluating strategic alternatives to maximize stockholder value. Vallon’s assets currently consist primarily of cash, cash equivalents, marketable securities, its intellectual property portfolio, and its listing on The Nasdaq Capital Market. While Vallon has entered into the Merger Agreement with GRI, the consummation of the Merger may be delayed or may not occur at all. If the Merger is not completed, the Vallon Board may elect to pursue an alternative strategic transaction which similar to the proposed Merger. Attempting to complete an alternative transaction will be costly and time consuming. If the Merger is not completed and the Vallon Board determines to pursue an alternative transaction, the terms of any such alternative transaction may not be as favorable to Vallon and its stockholders as the terms of the Merger with GRI. Vallon can make no assurances that such an alternative transaction would occur at all. Further, if the Merger is not completed, given the level of investment and time that would be required to continue development of its existing developmental products or acquire new developmental products, it is unlikely that Vallon would be able to obtain the funding required to recommence its product development activities on terms favorable to its stockholders, or at all.
If the Merger is not completed, Vallon’s Board may decide to pursue a dissolution and liquidation of Vallon. In such an event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.
There can be no assurance that the Merger will be completed. If the Merger is not completed, the Vallon Board may decide to pursue a dissolution and liquidation of Vallon. In such an event, the amount of cash available for distribution to Vallon’s stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution will continue to decrease as Vallon funds its operations while it evaluates its strategic alternatives. In addition, if the Vallon Board were to approve and recommend, and Vallon’s stockholders were to approve, a dissolution and liquidation of Vallon, Vallon would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provisions for contingent and unknown obligations, prior to making any distributions in liquidation to its stockholders. Vallon’s commitments and contingent liabilities may include (i) regulatory and clinical obligations; (ii) obligations under employment and related agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control; and (iii) potential litigation against Vallon, and other various claims and legal actions arising in the ordinary course of business. As a result of this requirement, a portion of Vallon’s assets may need to be reserved pending the resolution of such obligations. In addition, Vallon may be subject to litigation or other claims related to a dissolution and liquidation of Vallon. If a dissolution and liquidation were pursued, the Vallon Board, in consultation with Vallon’s advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. In the event of a dissolution or liquidation, there may be no cash to distribute in a wind down down and Vallon may owe more than it has at that time. Accordingly, holders of Vallon Common Stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution, or winding up of Vallon.
If Vallon were to continue to advance its research and development activities and pursue development of any of its pipeline products, it would require substantial additional funding. Raising additional capital would cause dilution to its existing stockholders, and may restrict its operations or require it to relinquish rights to its technologies or to a product candidate.
Vallon currently does not have any committed external source of funds and does not expect to generate any commercial revenue in the foreseeable future. Vallon has based its estimates on assumptions that may prove to be wrong, and it may use its available capital resources sooner than it currently expects if its operating plans change. If the Merger is not completed and Vallon decides to pursue further research and development activities, it will require substantial additional funding to operate. Additional funds may not be available when Vallon needs them on terms that are acceptable to Vallon, or may not be available at all.
To the extent that Vallon raises additional capital through the sale of equity or convertible debt, the ownership interests of its stockholders will be diluted. In addition, the terms of any equity or convertible debt Vallon agrees to issue may include liquidation or other preferences that adversely affect the rights of Vallon’s stockholders. Convertible debt financing, if available, may involve agreements that include covenants limiting or restricting Vallon’s ability to take specific actions, such as incurring additional debt, making capital expenditures, and declaring dividends, and may impose limitations on its ability to acquire, sell, or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business.
Furthermore, while the potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, the pandemic has resulted in a significant disruption of global financial markets, and the ongoing impact of the COVID-19 pandemic on the global financial markets may reduce Vallon’s access to capital, when and if needed. If adequate funds are not available to Vallon on a timely basis, it may be required to curtail or cease its operations.

If the Merger is not completed, raising additional funding through debt or equity financing could be difficult or not successful at all, and may cause the market price of Vallon Common Stock to decline.
If the Merger is not completed, raising additional funding through debt or equity financing could be difficult or unavailable altogether given the turbulent financial markets. The issuance of additional securities, whether equity or debt, by Vallon, or the possibility of such issuance, may cause the market price of the Vallon Common Stock to decline and existing stockholders may not agree with the financing plans or the terms of such financings.
RISKS RELATED TO OWNERSHIP OF VALLON’S COMMON STOCK
An active, liquid, and orderly market for Vallon Common Stock may not be maintained.
Prior to Vallon’s initial public offering, there had been no public market for Vallon Common Stock. Vallon Common Stock only recently began trading on The Nasdaq Capital Market, but Vallon can provide no assurance that it will be able to develop and sustain an active trading market for the Vallon Common Stock. Even if an active trading market is developed, it may not be sustained. The lack of an active market may impair stockholders’ ability to sell their shares at the time they wish to sell them or at a price that they consider reasonable. An inactive market may also impair Vallon’s ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect Vallon’s business.
If Vallon cannot continue to satisfy the listing requirements of The Nasdaq Capital Market and other rules, including the director independence requirements, Vallon’s securities may be delisted, which could negatively impact the price of its securities and stockholders’ ability to sell them.
Although the Vallon Common Stock is listed on The Nasdaq Capital Market, Vallon may be unable to continue to satisfy the listing requirements and rules, including: the director independence requirements; certain financial metrics for Vallon’s stockholders’ equity, market value of listed securities, and net income from continuing operations; and minimum bid price requirements. If Vallon is unable to satisfy The Nasdaq Capital Market criteria for maintaining its listing, its securities could be subject to delisting. If The Nasdaq Capital Market delists Vallon’s securities, Vallon could face significant consequences, including:
•a limited availability for market quotations for Vallon’s securities;
•reduced liquidity with respect to Vallon’s securities;
•a determination that Vallon Common Stock is a “penny stock,” which will require brokers trading in Vallon Common Stock to adhere to more stringent rules and possibly result in reduced trading;
•activity in the secondary trading market for Vallon Common Stock;
•limited amount of news and analyst coverage; and
•a decreased ability to issue additional securities or obtain additional financing in the future.
In addition, Vallon would no longer be subject to The Nasdaq Capital Market rules, including rules requiring it to have a certain number of independent directors and to meet other corporate governance standards.
Vallon Common Stock may be subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond Vallon’s control and may prevent its stockholders from reselling Vallon Common Stock at a profit.
The market prices for securities of biotechnology and biopharmaceutical companies have historically been highly volatile, and the market has from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In particular, the trading prices for pharmaceutical, biopharmaceutical, and biotechnology companies have been highly volatile as a result of the COVID-19 pandemic.

The market price of Vallon Common Stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:
•results from, and any delays in, Vallon’s clinical trials for our product candidates, including ADAIR and ADMIR, or any other future clinical development programs, including any delays related to the COVID-19 pandemic;
•announcements concerning the progress of Vallon’s efforts to obtain regulatory approval for and commercialize ADAIR or any future product, including ADMIR, including any requests that Vallon receives from the FDA for additional studies or data that result in delays in obtaining regulatory approval or launching such proposed product, if approved;
•market conditions in the biopharmaceutical and biotechnology sectors or the economy as a whole;
•price and volume fluctuations in the overall stock market;
•the failure of ADAIR or any future product, such as ADMIR, if approved, to achieve commercial success;
•announcements of the introduction of new products by Vallon or its competitors;
•developments concerning product development results or intellectual property rights of others;
•litigation or public concern about the safety of Vallon’s potential products;
•actual fluctuations in our quarterly operating results, and concerns by investors that such fluctuations may occur in the future;
•deviations in Vallon’s operating results from the estimates of securities analysts or other analyst comments;
•additions or departures of key personnel;
•health care reform legislation, including measures directed at controlling the pricing of biopharmaceutical products, and third-party coverage and reimbursement policies;
•developments concerning current or future strategic collaborations; and
•discussion of Vallon or the Vallon Common Stock price by the financial and scientific press and in online investor communities.
If securities or industry analysts do not publish or cease publishing research or reports about Vallon, its business, or its market, or if they adversely change their recommendations or publish negative reports regarding Vallon’s business or Vallon Common Stock, a liquid trading market, if any, for Vallon Common Stock may not develop, and if it does, the share price and trading volume could decline.
The trading market for Vallon Common Stock is influenced by the research and reports that industry or securities analysts may publish about Vallon, its business, its market, or its competitors. Vallon does not have any control over these analysts and analysts may not provide favorable coverage, or any coverage at all. If any of the analysts that do cover Vallon make an adverse recommendation regarding Vallon Common Stock, or provide more favorable relative recommendations about Vallon’s competitors, then Vallon’s stock price would likely decline. If any analyst who may cover Vallon were to cease coverage of Vallon or fail to regularly publish reports on Vallon, Vallon could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.

Because Vallon does not intend to declare cash dividends on Vallon Common Stock in the foreseeable future, stockholders must rely on appreciation of the value of Vallon Common Stock for any return on their investment.
Vallon has never declared or paid cash dividends on Vallon Common Stock. Vallon currently anticipates that it will retain future earnings for the development, operation, and expansion of its business and does not anticipate declaring or paying any cash dividends in the foreseeable future.
Vallon’s significant stockholders may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support.
As of January 15, 2023, Vallon’s executive officers, directors, beneficial owners of 5% or more of its capital stock and their respective affiliates will, in the aggregate, beneficially own approximately 64.5% of the outstanding Vallon Common Stock, including Medice, through its affiliated entity, Salmon Pharma, and Arcturus Therapeutics, Ltd. (“Arcturus”), Vallon’s largest stockholders.
If Salmon Pharma, Arcturus, or any member of the Vallon Board or management acquires additional shares of Vallon Common Stock in the aftermarket or in privately negotiated transactions, this would increase their control. Factors that would be considered in making such additional purchases would include consideration of the current trading price of Vallon Common Stock.
Salmon Pharma and Arcturus’s large ownership stake may allow it to exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that stockholders’ do not support, including amendments to Vallon’s amended and restated certificate of incorporation, election of the Vallon Board, removal of any of Vallon’s directors, adoption of measures that could delay or prevent a change in control or impede a merger, takeover, or other business combination involving Vallon, and approval of other major corporate transactions. In addition, Salmon Pharma and Arcturus’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Vallon, which in turn could reduce Vallon’s stock price or prevent its stockholders from realizing a premium over such stock price. Accordingly, Vallon’s stockholders other than Salmon Pharma and Arcturus may be unable to influence management and exercise control over Vallon’s business.
Vallon’s charter documents and Delaware law may inhibit a takeover that stockholders consider favorable.
Certain provisions of Vallon’s amended and restated certificate of incorporation and its amended and restated bylaws and applicable provisions of Delaware law may delay or discourage transactions involving an actual or potential change in control or change in Vallon’s management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that Vallon’s stockholders might otherwise deem to be in their best interests. The provisions in our amended and restated certificate of incorporation and amended and restated bylaws:
•limit who may call stockholder meetings;
•do not provide for cumulative voting rights;
•provide that all vacancies may be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal claims; and
•provide that the federal district courts of the United States of America will be the exclusive forum for legal claims under the Securities Act of 1933 (the “Securities Act”)
Furthermore, Vallon’s amended and restated certificate of incorporation specifies that, unless Vallon consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for (i) any derivative action or proceeding brought on Vallon’s behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of Vallon’s directors, officers, and employees to Vallon or Vallon’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the

Delaware General Corporation Law, Vallon’s amended and restated certificate of incorporation or Vallon’s amended and restated certificate of incorporation, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Vallon believes these provisions may benefit it by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against Vallon’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against Vallon, a court could find the choice of forum provisions contained in the amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. This choice of forum provision does not preclude or contract the scope of exclusive federal jurisdiction for any actions brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and Vallon does not intend for the exclusive forum provision to apply to Exchange Act claims. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act. Additionally, this choice of forum provision will not apply to claims as to which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. The choice of forum provision in the amended and restated certificate of incorporation does not have the effect of causing Vallon stockholders to have waived Vallon’s obligation to comply with the federal securities laws and the rules and regulations thereunder.
In addition, Section 203 of the Delaware General Corporation Law may limit Vallon’s ability to engage in any business combination with a person who beneficially owns 15% or more of Vallon’s outstanding voting stock unless certain conditions are satisfied. This restriction lasts for a period of three years following the share acquisition. These provisions may have the effect of entrenching Vallon’s management team and may deprive stockholders’ of the opportunity to sell their shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of Vallon Common Stock.
Financial reporting obligations of being a public company in the United States require well defined disclosure and financial controls and procedures that are expensive and time-consuming requiring Vallon’s management to devote substantial time to compliance matters.
As a publicly traded company, Vallon incurs significant legal, accounting, and other expenses that it did not incur as a privately held company prior to the completion of its initial public offering in February 2021. These reporting obligations associated with being a public company in the United States require significant expenditures and place significant demands on Vallon’s management and other personnel, including costs resulting from Vallon’s reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, and the listing requirements of The Nasdaq Capital Market. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to implement, monitor and maintain compliance with. Moreover, despite recent reforms made possible by the Jumpstart Our Business Startups Act (“JOBS Act”), the reporting requirements, rules, and regulations may make some activities more time-consuming and costly, particularly after Vallon is no longer an “emerging growth company.” In addition, Vallon expects these rules and regulations to make it more difficult and more expensive for Vallon to maintain director and officer liability insurance. Vallon’s management and other personnel need to devote a substantial amount of time to ensure that Vallon complies with all of these requirements and to keep pace with new regulations, otherwise Vallon may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

If Vallon fails to comply with the rules under the Sarbanes-Oxley Act related to accounting controls and procedures in the future, or, if Vallon discovers additional material weaknesses and other deficiencies in its internal control and accounting procedures, Vallon’s stock price could decline significantly and raising capital could be more difficult. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of Vallon’s internal control over financial reporting after a transition period ending with Vallon’s second annual report on Form 10-K filed under Section 13(a) of the Exchange Act. If Vallon fails to comply with the rules under the Sarbanes-Oxley Act related to disclosure controls and procedures in the future, or, if in the future Vallon discovers additional material weaknesses and other deficiencies in its internal control and accounting procedures, Vallon’s stock price could decline significantly and raising capital could be more difficult.
RISKS RELATED TO GRI
Investing in GRI involves a high degree of risk. Before deciding whether to invest, you should carefully consider the risks and uncertainties described below, together with all of the other information contained in this proxy statement/prospectus/information statement. All references in this section entitled “Risks Related to GRI” to “GRI,” the “Company,” “we,” “us,” or “our” mean GRI Bio, Inc. unless we state otherwise or the context otherwise indicates. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and/or growth prospects. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business. Certain statements below are forward- looking statements. See “Cautionary Note Concerning Forward-Looking Statements” in this proxy statement/prospectus/information statement.
Risks Related to Our Financial Position and Need for Additional Capital
We have incurred significant net losses since inception and we expect to continue to incur significant net losses for the foreseeable future. We have never been and may never be profitable.
We have incurred significant net losses since our inception and have financed our operations principally through equity and debt financing. We continue to incur significant research and development and other expenses related to our ongoing operations. Our net loss was $1.6 million and $2.5 million for the years ended December 31, 2021 and 2020, respectively. As of September 30, 2022, we had an accumulated deficit of $16.2 million We have devoted substantially all of our resources and efforts to research and development, and we expect that it will be several years, if ever, before we generate revenue from product sales. Even if we receive marketing approval for and commercialize one or more of our product candidates, we expect that we will continue to incur substantial research and development and other expenses in order to develop and, if approved, market additional potential product candidates.
We expect to continue to incur significant losses for the foreseeable future, and we anticipate that our expenses will increase substantially if, and as, we:
•advance our lead product candidate, GRI-0621, and our other product candidates through clinical development, and, if successful, later-stage clinical trials;
•discover and develop new product candidates;
•advance our preclinical development programs into clinical development;
•further develop manufacturing processes and manufacture our product candidates;
•experience delays or interruptions to preclinical studies, clinical trials, our receipt of services from our third-party service providers on whom we rely, or our supply chain due to pandemics, supply chain and labor shortages, natural disasters and geopolitical conflicts, such as the conflict in Ukraine;
•seek regulatory approvals for any product candidates that successfully complete clinical trials;
•commercialize GRI-0621, our other product candidates and any future product candidates, if approved;

•increase the amount of research and development activities to identify and develop product candidates;
•hire additional clinical development, quality control, scientific and management personnel;
•expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development and manufacturing efforts and our operations as a public company;
•establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any products for which we may obtain marketing approval and intend to commercialize on our own or jointly with third parties;
•maintain, expand and protect our intellectual property portfolio;
•invest in or in-license other technologies or product candidates; and
•continue to build out our organization to engage in such activities.
To become and remain profitable, we must develop and eventually commercialize products with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials, obtaining marketing approval for product candidates, manufacturing, marketing, and selling products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue that is significant enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business, or continue our operations.
We will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and drug development programs, future commercialization efforts or other operations.
Developing biotechnology and biopharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive, and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since inception. We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct our planned clinical trials of GRI-0621, GRI-0803 and any other product candidates that we may develop or seek regulatory approvals for and, if approved, launch and commercialize. In particular, we do not expect to be able to continue development of GRI-0124 or GRI-0729 without raising additional funds. We also expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in order to maintain our continuing operations. If we are unable to raise capital when needed or on acceptable terms, we may be forced to delay, reduce, or eliminate one or more of our research and drug development programs or future commercialization efforts.
As of September 30, 2022, we had approximately $0.1 million in cash. Based on our current operating plan and assuming completion of the Merger and the Equity Financing, not including the Series T Warrant Exercises, we believe that our existing cash will be sufficient to fund our operating expenses and capital expenditure requirements for at least the 12 months immediately following completion of the Merger and the Equity Financing, not including the Series T Warrant Exercises. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. Our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect, and we will require additional funding to recommence development of GRI-0124 and GRI-0729. Our spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development, and assuming approval, marketing and commercialization activities.
We cannot be certain that additional funding will be available on acceptable terms, if at all. Until we can generate sufficient revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. If we raise additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Further, to the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, our stockholders’ ownership interest will be diluted. In addition, any debt financing may subject us to fixed payment obligations and covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional capital through marketing and distribution arrangements or collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish certain valuable intellectual property or other rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. We also may be required to seek collaborators for any of our product candidates at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or technologies that we otherwise would seek to develop or commercialize ourselves. Market volatility resulting from inflation, pandemics, geopolitical events or other financial markets factors could also adversely impact our ability to access capital as and when needed. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates or one or more of our other research and development initiatives. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.
Our auditors have expressed substantial doubt about its ability to continue as a going concern, and we may not be able to continue as a going concern if we do not obtain additional financing.
We have incurred losses since inception and, to date, have financed our operations by issuing equity and debt securities. We anticipate that we will continue to incur losses and generate negative operating cash flows in the foreseeable future as we continue to develop its drug candidates and that we will require additional funding to support our planned operating activities. The report of our independent registered public accounting firm on our financial statements as of and for the year ended December 31, 2021 include an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. Until such time, if ever, in which we can generate substantial product revenue, we expect we may continue to fund our operations and capital funding needs through equity offerings, debt financings or other capital sources, including strategic licensing, collaboration or other similar agreements. If we are unable to secure adequate additional funding, we will need to reevaluate our operating plans and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, delay, scale back or eliminate some or all of our development programs, or relinquish rights to our technology on less favorable terms than it would otherwise choose. These actions could materially impact our business, results of operations and future prospects.
Risks Related to Research and Development and the Pharmaceutical Industry
Our business is highly dependent on the success of our lead product candidate, GRI-0621, and any other product candidates that we may advance into clinical development. All of our product candidates will require significant additional development before we may be able to seek regulatory approval and launch a product commercially.
We currently have no products that are approved for commercial sale and may never be able to develop marketable products. Because GRI-0621 is our lead product candidate, if GRI-0621 encounters safety or efficacy problems, development delays, regulatory issues or other problems, our development plans and business would be significantly harmed. Before we can generate any revenue from sales of our lead product candidate, GRI-0621, or any of our other product candidates, we must undergo additional clinical development, regulatory review, and approval in one or more jurisdictions. These efforts will require substantial investment, and we may not have the financial resources to continue development of our product candidates.

We may experience setbacks that could delay or prevent regulatory approval of, or the extent of regulatory protection or our ability to commercialize, our product candidates, including:
•negative or inconclusive results from our preclinical studies or clinical trials or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;
•product-related side effects experienced by subjects in our clinical trials or by individuals using drugs or therapeutics similar to our product candidates;
•delays in submitting INDs or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;
•conditions imposed by the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;
•delays in enrolling subjects in clinical trials, including due to pandemics, labor shortages or other geopolitical events;
•high drop-out rates of subjects from clinical trials;
•inadequate supply or quality of product candidates or other materials necessary for the conduct of our clinical trials;
•challenges manufacturing our product candidates to regulatory requirements in a cost effective manner;
•greater than anticipated clinical trial costs;
•inability to compete with other therapies;
•failure to secure or maintain orphan designation in some jurisdictions;
•poor efficacy of our product candidates during clinical trials;
•unfavorable FDA or other regulatory agency inspection and review of a clinical trial site;
•failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;
•delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular; or
•varying interpretations of data by the FDA and similar foreign regulatory agencies.
We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and our manufacturing, marketing, distribution and sales efforts or that of any future collaborator. Delays in regulatory approvals or our failure to obtain regulatory approvals would harm our business, prospects and results of operations.
Clinical development involves a lengthy, complex, and expensive process, with an uncertain outcome. In addition, the results of preclinical studies and early-stage clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials.
To obtain the requisite regulatory approvals to commercialize any product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our product candidates are safe and effective in humans for their intended use(s). Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. In particular, the general approach for FDA approval of a new drug is dispositive data from two well-controlled, Phase 3 clinical trials of the relevant drug in the relevant patient population. Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete.
A product candidate can fail at any stage of testing, even after observing promising signals of activity in earlier preclinical studies or clinical trials. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. In general, most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our future clinical trials will ultimately be successful or support further clinical development of GRI-0621 or any of our other product candidates.
Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:
•preclinical studies or clinical trials may show the product candidates to be less effective than expected (e.g., a clinical trial could fail to meet its primary endpoint(s)) or to have unacceptable side effects or toxicities;
•failure to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful;
•development of competing products in the same disease state;
•manufacturing costs, formulation issues, pricing or reimbursement issues, or other factors that make a product candidate uneconomical; and
•the proprietary rights of others and their competing products and technologies that may prevent one of our product candidates from being commercialized.
In addition, the standards that the FDA and comparable foreign regulatory authorities use when regulating our product candidates require judgment and can change, which makes it difficult to predict with certainty how they will be applied. Any analysis we perform of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unexpected delays or increased costs due to new government regulations. Examples of such regulations include future legislation or administrative action, or changes in FDA policy during the period of product development and FDA regulatory review. We cannot predict whether legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be. The FDA may also require a panel of experts, referred to as an advisory committee, to deliberate on the adequacy of the safety and efficacy data to support approval. The opinion of the advisory committee, although not binding on the FDA, may have a significant impact on the agency’s decision-making process and our ability to obtain approval of any product candidates that we develop.
If we seek to conduct clinical trials in foreign countries or pursue marketing approvals in foreign jurisdictions, we must comply with numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries and may include all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities outside the United States and vice versa. Our competitors also may obtain FDA or regulatory approval from comparable foreign regulatory authorities for their product candidates more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market or make our development more complicated.
If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
Identifying and qualifying patients to participate in clinical studies of our product candidates is critical to our success. The timing of completion of our clinical studies depends in part on the speed at which we can recruit patients to participate in testing our product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA.
We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. The enrollment of patients depends on many factors, including:
•the patient eligibility and exclusion criteria defined in the protocol;
•the size of the patient population required for analysis of the trial’s primary endpoints and the process for identifying patients;
•the willingness or availability of patients to participate in our trials;
•the proximity of patients to trial sites;
•the design of the trial;
•our ability to recruit clinical trial investigators with the appropriate competencies and experience;
•clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;
•the availability of competing commercially available therapies and other competing product candidates’ clinical trials;
•our ability to obtain and maintain patient informed consents; and
•the risk that patients enrolled in clinical trials will drop out of the trials before completion.
For example, when we evaluated GRI-0621 in a pilot Phase 2a trial in hepatically impaired chronic liver disease patients, the study was originally intended to evaluate 60 patients but due to recruitment challenges and updated guidance from the FDA regarding the design of NASH clinical studies we made the administrative decision to halt the study after enrolling 14 patients.
Additionally, we are initially developing GRI-0621 for the treatment of IPF, which is an orphan indication. As a result, we may encounter difficulties enrolling subjects in our clinical trials of GRI-0621 due, in part, to the small size of this patient population. In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition may reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site.

Further, timely enrollment in clinical trials is reliant on clinical trial sites which may be adversely affected by global health matters, including, among other things, pandemics, supply and labor shortages and geopolitical events. These delays and potential delays to development timelines may adversely affect our business, prospects and results of operations.
Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose interim, preliminary or topline data from our clinical studies, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analysis of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results of clinical trials we report may differ from final results reported for those studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final, complete data are available.
Interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. There can be no guarantee that a favorable interim analysis will result in a favorable final result at the completion of the clinical trial.
Likewise, in light of the fact that our evaluation of GRI-0621 in a pilot Phase 2a trial in hepatically impaired chronic liver disease patients was originally intended to evaluate 60 patients and that we made the administrative decision to halt the study after enrolling 14 patients due to recruitment challenges and updated guidance from the FDA regarding the design of NASH clinical studies, our disclosure that GRI-0621 was observed to be well tolerated and showed improvements in liver function tests, serum CK-18, and in NKT I cell activity in this limited number of patients is qualified by the fact that the study was underpowered to meet its endpoints with statistical significance. Our observations from this pilot Phase 2a trial may not be indicative of results from any potential future pre-clinical studies or clinical trials.
Changes in regulatory requirements, FDA guidance or unanticipated events during our preclinical studies and clinical studies of our product candidates may occur, which may result in changes to preclinical or clinical study protocols or additional preclinical or clinical study requirements, which could result in increased costs to us and could delay our development timeline.
Changes in regulatory requirements, FDA guidance or unanticipated events during our preclinical studies and clinical studies may force us to amend preclinical studies and clinical study protocols. The FDA or comparable foreign regulatory authorities may also impose additional preclinical studies and clinical study requirements. Amendments or changes to our clinical study protocols would require resubmission to the FDA or comparable foreign regulatory authorities and IRBs for review and approval, which may increase the cost or delay the timing or successful completion of clinical studies. Similarly, amendments to our preclinical studies may increase the cost or delay the timing or successful completion of those preclinical studies. If we experience delays completing, or if we terminate, any of our preclinical or clinical studies, or if we are required to conduct additional preclinical or clinical studies, the commercial prospects for our product candidates may be harmed and our ability to recognize product revenue will be delayed.
If product liability lawsuits are brought against us, we may incur substantial financial or other liabilities and may be required to limit commercialization of our product candidates.
We face an inherent risk of product liability as a result of testing GRI-0621 and any of our other product candidates in clinical trials and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical trials, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even a successful defense of these claims would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
•inability to bring a product candidate to the market;
•decreased demand for our products;
•injury to our reputation;
•withdrawal of clinical trial participants and inability to continue clinical trials;
•initiation of investigations by regulators;
•fines, injunctions or criminal penalties;
•costs to defend the related litigation;
•diversion of management’s time and our resources;
•substantial monetary awards to trial participants;
•product recalls, withdrawals or labeling, marketing or promotional restrictions;
•loss of revenue;
•exhaustion of any available insurance and our capital resources;
•the inability to commercialize any product candidate, if approved; and
•decline in our share price.
Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We may be unable to obtain, or may obtain on unfavorable terms, clinical trial insurance in amounts adequate to cover any liabilities from any of our clinical trials. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.
We expect to utilize the FDA’s Section 505(b)(2) pathway for our lead product candidate, and if that pathway is not available, the development of our product candidate will likely take significantly longer, cost significantly more and entail significantly greater complexity and risk than currently anticipated, and, in any case, may not be successful.
We intend to develop and seek approval for GRI-0621, and potentially other candidates that we may develop, pursuant to the FDA’s 505(b)(2) pathway. If the FDA determines that we may not use this regulatory pathway, then we would need to seek regulatory approval via a “full” or “stand-alone” NDA under Section 505(b)(1) of the FDCA. This would require us to conduct additional clinical trials, provide additional safety and efficacy data and other information, and meet additional standards for regulatory approval including possibly nonclinical data. If this were to occur, the time and financial resources required to obtain FDA approval, as well as the development complexity and risk associated with these programs, would likely substantially increase, which could have a material adverse effect on our business and financial condition.
The Drug Price Competition and Patent Term Restoration Act of 1984, informally known as the Hatch-Waxman Act, added Section 505(b)(2) to the FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies and information that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to us under the Federal Food, Drug, and Cosmetic Act (“FDCA”). This would allow an NDA we submit to the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite the development programs for GRI-0621.
Notwithstanding the approval of an increasing number of products by the FDA under Section 505(b)(2) over the last few years, certain brand-name pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, or Congress were to amend the statute to alter the currently available regulatory pathway, the FDA may change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs referenced in a Section 505(b)(2) NDA. Even if we are able to utilize the Section 505(b)(2) regulatory pathway for one or more of our candidates, there is no guarantee this would ultimately lead to faster product development or earlier approval.
Moreover, any delay resulting from our inability to pursue the FDA’s 505(b)(2) pathway could result in new competitive products reaching the market more quickly than our GRI-0621 product candidate, which may have a material adverse impact our competitive position and prospects. Even if we are allowed to pursue the FDA's 505(b)(2) pathway, we cannot assure you that GRI-0621 or any of our future product candidates will receive the requisite approvals for commercialization.
Risks Related to Regulatory Approval of Our Product Candidates
We may seek Fast Track designation for one or more of our product candidates, but we might not receive such designation, and even if we do, such designation may not actually lead to a faster development or regulatory review or approval process.
If a product candidate is intended for the treatment of a serious condition and nonclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, a product sponsor may apply for FDA Fast Track designation. If we seek Fast Track designation for a product candidate, we may not receive it from the FDA. However, even if we receive Fast Track designation, Fast Track designation does not ensure that we will receive marketing approval or that approval will be granted within any particular time frame. We may not experience a faster development or regulatory review or approval process with Fast Track designation compared to conventional FDA procedures. In addition, the FDA may withdraw Fast Track designation if the designation is no longer supported by data from our clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.
Even if we receive regulatory approval of any product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review. Maintaining compliance with ongoing regulatory requirements may result in significant additional expense to us, and any failure to maintain such compliance could subject us to penalties and cause our business to suffer.
If any of our product candidates are approved, we will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval.

Manufacturers and their facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs and applicable tracking and tracing requirements. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMPs and adherence to commitments made in any marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production and quality control.
Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a Risk Evaluation and Mitigation Strategies (“REMS”) program as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration. If our original marketing approval for a product candidate was obtained through an accelerated approval pathway, we could be required to conduct a successful post-marketing clinical trial in order to confirm the clinical benefit for our products. An unsuccessful post-marketing clinical trial or failure to complete such a trial could result in the withdrawal of marketing approval.
We must also comply with requirements concerning advertising and promotion for any of our product candidates for which we hope to obtain marketing approval. The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. However, companies may share truthful and not misleading information that is not inconsistent with the labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability.
The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;
•new requirements to conduct post-marketing studies or clinical trials;
•fines, warning letters or holds on clinical trials;
•refusal by the FDA to approve pending applications or supplements to approved applications filed by us;
•suspension or revocation of drug product approvals;
•voluntary or mandatory product recalls and related publicity requirements;
•total or partial suspension of production;
•product seizure or detention or refusal to permit the import or export of our product candidates; and
•injunctions, consent decrees, or the imposition of civil or criminal penalties.

Any government investigation of alleged violations of law would be expected to require us to expend significant time and resources in response and could generate adverse publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to develop and commercialize our products and our value and our operating results would be adversely affected. In addition, the policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.
Risks Related to Commercialization of our Product Candidates
Even if a product candidate we develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.
Even if GRI-0621 or any other product candidate we develop receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients and third-party payors, such as Medicare and Medicaid programs and managed care organizations, and others in the medical community. In addition, the availability of coverage by third-party payors may be affected by existing and future health care reform measures designed to reduce the cost of health care. If the product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable.
The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including:
•efficacy and potential advantages compared to alternative treatments;
•the ability to offer our products, if approved, for sale at competitive prices;
•convenience and ease of administration compared to alternative treatments;
•the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•the recommendations with respect to our product candidates in guidelines published by various scientific organizations applicable to us and our product candidates;
•the strength of marketing and distribution support;
•the ability to obtain sufficient third-party coverage and adequate reimbursement; and
•the prevalence and severity of any side effects.
Sales of medical products also depend on the willingness of physicians to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost effective. In addition, the inclusion or exclusion of products from treatment guidelines established by various physician groups and the viewpoints of influential physicians can affect the willingness of other physicians to prescribe the treatment. We cannot predict whether physicians, physicians’ organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that out products are safe, therapeutically effective and cost effective as compared with competing treatments. If any product candidate is approved but does not achieve an adequate level of acceptance by such parties, we may not generate or derive sufficient revenue from that product candidate and may not become or remain profitable. If government and other third-party payors do not provide coverage and adequate reimbursement levels for any products we commercialize, market acceptance and commercial success would be reduced.

Failure to obtain or maintain adequate reimbursement or insurance coverage for our approved product candidates, if any, could limit our ability to market those product candidates and decrease our ability to generate revenue.
The pricing, coverage, and reimbursement of our approved products, if any, must be sufficient to support our commercial efforts and other development programs, and the availability and adequacy of coverage and reimbursement by third-party payors, including governmental and private insurers, are essential for most patients to be able to afford medical treatments. Sales of our approved products, if any, will depend substantially, both domestically and abroad, on the extent to which the costs of our approved products, if any, will be paid for or reimbursed by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or government payors and private payors. If coverage and reimbursement are not available, or are available only in limited amounts, we may have to subsidize or provide products for free or we may not be able to successfully commercialize our products.
In addition, there is significant uncertainty related to the insurance coverage and reimbursement for newly approved products. In the United States, the principal decisions about coverage and reimbursement for new drugs are typically made by the Centers for Medicare and Medicaid Services (“CMS”), an agency within the United States Department of Health and Human Services, as CMS decides whether and to what extent a new drug will be covered and reimbursed under Medicare. Private payors tend to follow the coverage reimbursement policies established by CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel product candidates such as ours and what reimbursement codes our product candidates may receive if approved.
Outside the United States, international operations are generally subject to extensive governmental price controls and other price-restrictive regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of prescription drugs. In many countries, the prices of drugs are subject to varying price control mechanisms as part of national health systems. Price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products, if any. Accordingly, in markets outside the United States, the potential revenue may be insufficient to generate commercially reasonable revenue and profits.
Moreover, increasing efforts by governmental and private payors in the United States and abroad to limit or reduce healthcare costs may result in restrictions on coverage and the level of reimbursement for new drugs and, as a result, they may not cover or provide adequate payment for our products, if any. We expect to experience pricing pressures in connection with drugs due to the increasing trend toward managed healthcare, including the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, and prescription drugs in particular, has and is expected to continue to increase in the future. As a result, profitability of our products, if any, may be more difficult to achieve even if any of them receive regulatory approval.
Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize these product candidates outside of the United States, which could limit our ability to realize their full market potential.
In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties, and costs for us and may require additional preclinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our ability to realize the full market potential of our products will be harmed.
We currently have no marketing and sales organization and have no experience as a company in commercializing products. We would have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to generate product revenue from any of our product candidates that may be approved.
We have no internal sales, marketing, or distribution capabilities. We have no prior experience as a company in the marketing, sale and distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our sales, marketing and distribution capabilities would adversely impact the commercialization of any product candidates that may obtain approval. We may also choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over these third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we are not successful in commercializing any approved product candidates that we may have, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.
Our relationships with healthcare providers, physicians, prescribers, purchasers, third-party payors, charitable organizations and patients will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.
Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute (“AKS”) and the federal False Claims Act (“FCA”), which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute pharmaceutical products. In particular, the research of our product candidates, as well as the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. See the section entitled, “Description of GRI’s Business — Government Regulation and Product Approval — Other U.S. Healthcare Laws and Regulations”.
The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from other aspects of its business.
It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, reputational harm, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Any action for violation of these laws, even if successfully defended, could cause significant legal expenses and divert management’s attention from the operation of the business. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect business in an adverse way.
Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.
Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example, changes to our manufacturing arrangements; additions or modifications to product labeling; the recall or discontinuation of our products; or additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability. See the section entitled, “Description of GRI’s Business - Government Regulation and Product Approval – Pharmaceutical Coverage, Pricing and Reimbursement & Healthcare Reform”.
Moreover, increasing efforts by governmental and third-party payors in the United States and abroad, including in Canada and Europe, to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Most recently, in August 2022, President Biden signed into the law the Inflation Reduction Act of 2022 (the “IRA”) which among other things, contains multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States.
At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, financial condition, results of operations and prospects. In addition, the U.S. Supreme Court held unanimously in December 2020 that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers (“PBMs”) and other members of the health care and pharmaceutical supply chain, an important decision that has led to further and more aggressive efforts by states in this area.
These laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used. Additionally, we expect to experience pricing pressures in connection with the sale of any future approved product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.
Inadequate funding for the FDA, the SEC and/or other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including from December 22, 2018 through January 25, 2019, the U.S. government has shut down several times, and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC, and other government employees and stop critical activities. Moreover, recent shutdowns or slowdowns caused by the federal response to the COVID-19 pandemic can increase the time needed for the agency to complete its review or make final approval or other administrative decisions. If a prolonged government shutdown or slowdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.
Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase in time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals and we can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.
If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business, financial condition or results of operations.
Our research and development activities and our third-party manufacturers’ and suppliers’ activities involve the controlled storage, use, and disposal of hazardous materials, including the components of our product candidates and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations; environmental damage resulting in costly clean-up; and liabilities under applicable laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by us and our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of specified materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently, and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry hazardous waste insurance coverage.
Risks Related to Our Intellectual Property
Our success depends in part on our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.
Our business will depend in large part on obtaining and maintaining patent, trademark and trade secret protection of our proprietary technologies and our product candidates, their respective components, synthetic intermediates, formulations, combination therapies, methods used to manufacture them and methods of treatment, as well as successfully defending these patents against third-party challenges. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents that cover these activities and whether a court would issue an injunctive remedy. If we are unable to secure and maintain patent protection for any product or technology we develop, or if the scope of the patent protection secured is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop may be adversely affected.
The patenting process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. The patenting process is subject to numerous risks and there can be no assurance that we will be successful in obtaining patents for which we have applied. In addition, we may not pursue, obtain, or maintain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors or licensees.
The strength of patents in the biotechnology and biopharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability, or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our technology, including our product candidates, or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced.
We cannot be certain that we were the first to file any patent application related to our technology, including our product candidates, and, if we were not, we may be precluded from obtaining patent protection for our technology, including our product candidates.
We cannot be certain that we were the first to invent the inventions covered by pending patent applications and, if we are not, we may be subject to priority disputes. Furthermore, for United States applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third-party or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. Similarly, for United States applications in which at least one claim is not entitled to a priority date before March 16, 2013, derivation proceedings can be instituted to determine whether the subject matter of a patent claim was derived from a prior inventor’s disclosure.
We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent or patent application claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that if challenged, our patents would be declared by a court to be valid or enforceable or that even if found valid and enforceable, would adequately protect our product candidates, or would be found by a court to be infringed by a competitor’s technology or product. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities and consider that we are free to operate in relation to our product candidates, but our competitors may obtain issued claims, including in patents we consider to be unrelated, which block our efforts or may potentially result in our product candidates or our activities infringing such claims. The possibility exists that others will develop products which have the same effect as our products on an independent basis which do not infringe our patents or other intellectual property rights or will design around the claims of patents that may issue that cover our products.
The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.
We may enter into license or other collaboration agreements in the future that may impose certain obligations on us. If we fail to comply with our obligations under such future agreements with third parties, we could lose license rights that may be important to our future business.
In connection with our efforts to expand our pipeline of product candidates, we may enter into certain licenses or other collaboration agreements pertaining to the in-license of rights to additional product candidates. Such agreements may impose various diligence, milestone payment, royalty, insurance, or other obligations on us. If we fail to comply with these obligations, our licensor or collaboration partners may have the right to terminate the relevant agreement, in which event we would not be able to develop or market the products covered by such licensed intellectual property.
Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:
•the scope of rights granted under the license agreement and other interpretation-related issues;
•the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•the sublicensing of patent and other rights under our collaborative development relationships;
•our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
•the priority of invention of patented technology.
In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

In addition, we may have limited control over the maintenance and prosecution of these in-licensed patents and patent applications, or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by any future licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights or defend certain of the intellectual property that is licensed to us. It is possible that the licensors’ infringement proceeding, or defense activities may be less vigorous than had we conducted them ourselves.
Third-party claims of intellectual property infringement may be costly and time consuming to defend, and could prevent or delay our product discovery, development and commercialization efforts.
Our commercial success depends in part on our ability to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and biopharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and/or proprietary technologies infringe their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and biopharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our product candidates, technologies, or methods.
In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition, and prospects. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure.
Third parties may assert that we are employing their proprietary technology without authorization.
There may be third-party patents of which we are currently unaware with claims to compositions of matter, materials, formulations, methods of manufacture or methods for treatment that encompass the composition, use or manufacture of our product candidates. There may be currently pending patent applications of which we are currently unaware which may later result in issued patents that our product candidates or their use or manufacture may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patent were held by a court of competent jurisdiction to cover our product candidates, intermediates used in the manufacture of our product candidates or our materials generally, aspects of our formulations or methods of manufacture or use, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.
Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties, or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.
Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.
As is common in the biotechnology and biopharmaceutical industries, we employ individuals who were previously employed at universities or other biotechnology or biopharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, and although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.
Others may claim an ownership interest in our intellectual property, which could expose us to litigation and have a significant adverse effect on our prospects.
A third party may claim an ownership interest in one or more of our or our licensors’ patents or other proprietary or intellectual property rights. A third party could bring legal actions against us and seek monetary damages and/or enjoin clinical testing, manufacturing and marketing of the affected product or products. While we are presently unaware of any claims or assertions by third parties with respect to our patents or other intellectual property, we cannot guarantee that a third party will not assert a claim or an interest in any of such patents or intellectual property. If we become involved in any litigation, it could consume a substantial portion of our resources and cause a significant diversion of effort by our technical and management personnel. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. We cannot predict whether any such license will be available on commercially acceptable terms, if at all. Ultimately, we could be prevented from commercializing a product candidate or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree.
We may not be successful in obtaining or maintaining necessary rights to develop any future product candidates on acceptable terms.
Because our programs may involve additional product candidates that may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license or use these proprietary rights.
Our product candidates may also require specific formulations to work effectively and efficiently, and these rights may be held by others. We may develop products containing our compounds and pre-existing biotechnology and biopharmaceutical compounds. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.
The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies, which may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire.
We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, or challenging the patent rights of others, which could be expensive, time-consuming and unsuccessful.
Competitors or other third parties such as chemical and reagent suppliers may infringe our patents or the patents of our current or future licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question or for other reasons. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.
We may choose to challenge the patentability of claims in a third-party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-examination, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge a third-party’s patent in patent opposition proceedings in the European Patent Office (“EPO”) or other foreign patent offices. The costs of these opposition proceedings could be substantial and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent offices, we may be exposed to litigation by a third-party alleging that the patent may be infringed by our product candidates or proprietary technologies.

In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our owned and in-licensed issued patents or our pending applications, or that we or, if applicable, a licensor were the first to invent or first to file a patent application covering the technology. Our competitors may have filed, and may in the future file, patent applications covering our products or technology similar to ours. Any such patent application may have priority over our owned and in-licensed patent applications or patents, which could require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to those owned by or in-licensed to us, we or, in the case of in-licensed technology, the licensor may have to participate in an interference or derivation proceeding declared by the USPTO to determine priority of invention in the United States. If we or one of our licensors is a party to an interference or derivation proceeding involving a U.S. patent application on inventions owned by or in-licensed to us, we may incur substantial costs, divert management’s time and expend other resources, even if we are successful.
Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Litigation or interference proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on our owned and in-licensed issued patents and patent applications are or will be due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In certain circumstances, even inadvertent noncompliance events may permanently and irrevocably jeopardize patent rights. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.
Any patents covering our product candidates could be found invalid or unenforceable if challenged in court or the USPTO (or foreign patent offices).
If we or one of our licensors initiate legal proceedings against a third-party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third-party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize or license our technology and product candidates.
Our earliest patents may expire before, or soon after, our first product achieves marketing approval in the United States or foreign jurisdictions. Upon the expiration of our current patents, we may lose the right to exclude others from practicing these inventions. The expiration of these patents could also have a similar material adverse effect on our business, results of operations, financial condition and prospects. We own pending patent applications covering our proprietary technologies or our product candidates that if issued as patents are expected to expire from 2032 through 2035, without taking into account any possible patent term adjustments or extensions. However, we cannot be assured that the USPTO, EPO or other relevant foreign patent offices will grant any of these patent applications.
Changes in patent law in the U.S. and in foreign jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
Changes in either the patent laws or interpretation of the patent laws in the United States or in foreign jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On March 16, 2013, under the Leahy-Smith America Invents Act (the “America Invents Act”), the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.
The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biotechnology and biopharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.
We have limited foreign intellectual property rights and may not be able to protect and enforce our intellectual property rights throughout the world.
We have limited intellectual property rights outside the United States. Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of, and may require a compulsory license to, patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology and biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products against third parties in violation of our proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
If we do not obtain patent term extension and data exclusivity or similar non-U.S. legislation extending the term of protection covering any product candidates we may develop, our business may be materially harmed.
Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Depending upon the timing, duration, and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984, also known as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failure to exercise due diligence during the testing phase or regulatory review process, failure to apply within applicable deadlines, failure to apply prior to expiration of relevant patents, or otherwise failure to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. In addition, within the European Union, regulatory protections afforded to medicinal products such as data exclusivity, marketing protection, market exclusivity for orphan indications and pediatric extensions are currently under review and could be curtailed in future years. If we are unable to obtain patent term extension or the term of any such extension is less than we request, or if data exclusivity or other regulatory protections are reduced, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.
Risks Related to Our Reliance on Third Parties
We rely on third parties to conduct our clinical trials, manufacture our product candidates and perform other services. If these third parties do not successfully carry out their contractual duties, meet expected timelines or otherwise conduct the trials as required or perform and comply with regulatory requirements, we may not be able to successfully complete clinical development, obtain regulatory approval or commercialize our product candidates when expected or at all, and our business could be substantially harmed.
We have relied upon and plan to continue to rely upon third-party CROs to conduct, monitor and manage our clinical programs. We rely on these parties for execution of clinical trials and we manage and control only some aspects of their activities. We remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with all applicable laws, regulations and guidelines, including those required by the FDA and comparable foreign regulatory authorities for all of our product candidates in clinical development. If we, or any of our CROs or vendors, fail to comply with applicable laws, regulations or guidelines, the results generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be assured that our CROs or other vendors will meet these requirements, or that upon inspection by any regulatory authority, such regulatory authority will determine that efforts, including any of our clinical trials, comply with applicable requirements. Our failure to comply with these laws, regulations or guidelines may require us to repeat clinical trials, which would be costly and delay the regulatory approval process.
If any of our relationships with these third-party CROs terminates, or they otherwise are subject to quarantines, shelter-in-place orders, shutdowns or other restrictions and must scale back their operations unexpectedly we may not be able to enter into arrangements with alternative CROs in a timely manner or do so on commercially reasonable terms. In addition, our CROs may not prioritize our clinical trials relative to those of other customers, and any turnover in personnel or delays in the allocation of CRO employees by the CRO may negatively affect our clinical trials. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, our clinical trials may be delayed or terminated, and we may not be able to meet our current plans with respect to our product candidates. CROs also may involve higher costs than anticipated, which could negatively affect our financial condition and operations.
In addition, we rely on third-party manufacturers to produce our clinical-stage product candidates, and their responsibilities often include purchasing from third-party suppliers the materials necessary to produce our product candidates for our clinical trials and regulatory approval. We expect there to be a limited number of suppliers for some of the raw materials that we expect to use to manufacture our product candidates, and we may not be able to identify alternative suppliers to prevent a possible disruption of the manufacture of our product candidates for our clinical trials, and, if approved, ultimately for commercial sale.
Although we generally do not expect to begin a clinical trial unless we believe we have a sufficient supply of a product candidate to complete the trial, any significant delay or discontinuity in the supply of a product candidate, or the raw materials or other material components in the manufacture of the product candidate, could delay completion of our clinical trials and potential timing for regulatory approval of our product candidates, which would harm our business and results of operations. We do not yet have sufficient information to reliably estimate the cost of the commercial manufacturing of our product candidates and our current costs to manufacture our product candidates may not be commercially feasible. As a result, we may never be able to develop a commercially viable product.
In addition, our reliance on third-party manufacturers exposes us to the following additional risks:
•we may be unable to identify manufacturers to manufacture our product candidates on acceptable terms or at all, because the number of qualified potential manufacturers is limited. Following NDA approval, a change in the manufacturing site could require additional approval from the FDA. This approval would require new testing and compliance inspections;
•our third-party manufacturers might be unable to timely formulate and manufacture our product or produce the quantity and quality required to meet our clinical and commercial needs, if any;
•our third-party manufacturers might be forced to scale back or terminate operations as a result of labor shortages, inflation, natural disasters or geopolitical conflicts, which could harm our ability to conduct ongoing and future clinical trials of our product candidates;
•our future third-party manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our product candidates;
•drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with cGMPs and other government regulations and corresponding foreign standards, and we do not have control over third-party manufacturers’ compliance with these regulations and standards;
•if any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own or be able to license, or we may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our product candidates; and
•our third-party manufacturers could breach or terminate their agreements with us.
Each of these risks could delay our clinical trials, the approval, if any, of our product candidates, or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenue. In addition, we rely on third parties to perform release testing on our product candidates prior to delivery to subjects in our clinical trials. If these tests are not appropriately conducted and test data are not reliable, subjects in our clinical trials, or patients treated with our product candidates, if any are approved in the future, could be put at risk of serious harm, which could result in product liability suits.
Our employees, independent contractors, principal investigators, contract research organizations, consultants or vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants or vendors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA; manufacturing standards; federal and state healthcare fraud and abuse laws and regulations; or laws that require the true, complete and accurate reporting of financial information or data. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and serious harm to our reputation.
It is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished potential profits and future earnings, and curtailment of our operations, any of which could adversely affect our business, financial condition, results of operations or prospects.
Because we rely on third-party manufacturing and supply vendors, our supply of research and development, preclinical and clinical development materials may become limited or interrupted or may not be of satisfactory quantity or quality.
We rely on third-party contract manufacturers to manufacture our product candidates for preclinical studies and clinical trials. We do not own manufacturing facilities for producing any clinical trial product supplies. There can be no assurance that our preclinical and clinical development product supplies will not be limited or interrupted, or that they will be of satisfactory quality or continue to be available at acceptable prices. The manufacturing process for a product candidate is subject to FDA and foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as cGMPs. In the event that any of our manufacturers fails to comply with these requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all. In either scenario, our clinical trials could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills or technology to a back-up or alternative supplier, or we may not be able to transfer such skills or technology at all. Furthermore, a manufacturer may possess technology related to the manufacture of our product candidate that such manufacturer owns independently. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our product candidates.
We rely on a sole supplier or, in some cases, a limited number of suppliers, for the manufacture of GRI-0621 and our other product candidates. If these suppliers are unable to supply to us in the quantities we require, or at all, or otherwise default on their supply obligations to us, we may not be able to obtain alternative supplies from other suppliers on acceptable terms, in a timely manner, or at all. Moreover, in the event any of these suppliers breach their contracts with us, our legal remedies associated with such a breach may be insufficient to compensate us for any damages we may suffer. In addition, if we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturer or manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.
We expect to continue to rely on third-party manufacturers if we receive regulatory approval for GRI-0621 or any other product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully.

We may in the future seek to enter into collaborations with third parties for the development and commercialization of our product candidates, and our future collaborations will be important to our business. If we are unable to enter into collaborations, or if these collaborations are not successful, our business could be adversely affected.
A part of our strategy is to consider partnerships in indications and geographies where we believe partners can add significant commercial and/or development capabilities. Further, we do not yet have any capability for commercialization. Accordingly, we have and may in the future enter into collaborations with other companies to provide us with important technologies and funding for our programs and technology. Any future collaborations we enter into may pose a number of risks, including that collaborators have significant discretion in determining the efforts and resources that they will apply and may not perform their obligations as expected, collaborators may not provide us with timely and accurate information regarding development progress and activity under any future license agreement, which could adversely impact our ability to report progress to our investors and otherwise plan development of our product candidates, we may have disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive and collaborations may be terminated by the collaborator, and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.
We face significant competition in seeking appropriate collaborators for our product candidates, and the negotiation process is time-consuming and complex. In order for us to successfully establish a collaboration for one or more of our product candidates, potential collaborators must view these product candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Collaborations are complex and time-consuming to negotiate and document. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into future collaborations or do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates, bring them to market and generate revenue from sales of drugs or continue to develop our technology, and our business may be materially and adversely affected. Even if we are successful in our efforts to establish new strategic collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic collaborations if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. Any delay in entering into new strategic collaboration agreements related to our product candidates could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market.
Risks Related to Managing Our Business and Operations
If we lose key management personnel, or if we fail to recruit additional highly skilled personnel, our ability to develop current product candidates or identify and develop new product candidates will be impaired, could result in loss of markets or market share and could make us less competitive.
Our ability to compete in the highly competitive biotechnology and biopharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific, and medical personnel. We are highly dependent on our management, scientific and medical personnel, including W. Marc Hertz, our President and Chief Executive Officer, Vipin Kumar Chaturvedi, our Chief Scientific Officer and Albert Agro, our Chief Medical Officer. The loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and our inability to find suitable replacements could result in delays in product development and harm our business.

We conduct our operations at our facility in La Jolla, California. This region is headquarters to many other biotechnology companies, biopharmaceutical companies, and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.
To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided equity awards that vest over time. The value to employees of equity awards that vest over time may be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Our key employees are at-will employees, which means that any of our employees could leave our employment at any time, with or without notice. There is no guarantee that any “key person” insurance policy we have or may enter into would adequately compensate us for the loss of any key employee. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior scientific and medical personnel.
We may be unable to adequately protect our information systems from cyberattacks, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.
Our internal computer systems and those of any future collaborators and other contractors or consultants are vulnerable to damage from computer viruses, phishing or other unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a disruption of our development programs and our business operations, financial loss, a loss of our trade secrets or other proprietary information and damage to our reputation and otherwise negatively impact us. For example, the loss of clinical trial data from future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.
We rely on information technology systems that we or our third-party providers operate to process, transmit and store electronic information in our day-to-day operations. In connection with our product discovery efforts, we may collect and use a variety of personal data, such as names, mailing addresses, email addresses, phone numbers and clinical trial information. A successful cyberattack could result in the theft or destruction of intellectual property, data, or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial of service, social engineering fraud or other means to threaten data security, confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., the Health Insurance Portability and Accountability Act of 1966 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health), and international (e.g., the General Data Protection Regulation (“GDPR”)) law and may cause a material adverse impact to our reputation, affect our ability to conduct new studies and potentially disrupt our business.
We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting and controlling such cyberattacks, and any such attacks could result in the losses described above as well as disputes with physicians, patients and our partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate security breaches or improper access to or disclosure of such information could have similarly adverse consequences for us. If we are unable to prevent or mitigate the impact of such security or data privacy breaches, we could be exposed to litigation and governmental investigations, which could lead to a potential disruption to our business. By way of example, the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020, creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. By way of example regarding foreign laws and regulations with respect to data privacy and security, the GDPR went into effect in the EU in May 2018 and introduces strict requirements for processing the personal data of European Union data subjects. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater.
Our current operations are concentrated in one location, and we or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster, including earthquakes, outbreak of disease or other natural disasters.
Our current operations are located in our facilities in La Jolla, California. Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Some of these natural events may be exacerbated by climate change. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations. Earthquakes or other natural disasters could further disrupt our operations and have a material and adverse effect on our business, financial condition, results of operations and prospects. In addition, global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time.
The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed.
RISKS RELATED TO THE COMBINED COMPANY
In determining whether you should vote approve the proposals contained in this proxy statement/prospectus/information statement, you should carefully read the following risk factors in addition to the risks described above.

The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.
The combined company will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of any product candidates. The combined company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining, and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. In addition, there is no guarantee that the Series T Warrant Exercises will take place, as they are subject to several terms and conditions in order for it to be consummated. As a result, the combined company may not have the benefit of the proceeds from the Series T Warrant Exercises thereby requiring even more capital to be raised.
Raising additional capital may be costly or difficult to obtain and could significantly dilute stockholders’ ownership interests or inhibit the combined company’s ability to achieve its business objectives. If the combined company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. Further, to the extent that the combined company raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, its stockholder’s ownership interest in the combined company will be diluted. In addition, any debt financing may subject the combined company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the combined company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances, or licensing arrangements with third parties, the combined company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams, or research programs or grant licenses on terms that may not be favorable to it. Even if the combined company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the combined company or its stockholders.
Vallon and GRI stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger, the Equity Financing, and the Series T Warrant Exercises.
If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Vallon stockholders and GRI stockholders will have experienced substantial dilution of their ownership interests in their respective companies, including as a result of the Equity Financing and Series T Warrant Exercises, without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger, the Equity Financing, and the Series T Warrant Exercises.
The combined company’s business could be adversely affected by the effects of health pandemics or epidemics, including the COVID-19 pandemic, in regions where it or third parties on which it relies have significant manufacturing facilities, concentrations of clinical trial sites, or other business operations. The COVID-19 pandemic could materially affect the combined company’s operations, including at clinical trial sites as well as the business or operations of manufacturers, CROs, or other third parties with whom the combined company conducts business.
The combined company’s business could be adversely affected by the effects of health pandemics (including the COVID-19 pandemic) or epidemics in regions where it has concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom it relies. Such pandemics or epidemics may negatively impact productivity, disrupt business and delay clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of any restrictions and other limitations placed on its ability to conduct business in the ordinary course as a result of any such pandemic or epidemic. These and similar disruptions in operations could negatively impact the combined company’s business, operating results and financial condition.

Quarantines, stay at home and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases, may impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which could disrupt the combined company’s supply chain. While many of these materials may be obtained by more than one supplier, restrictions resulting from the COVID-19 pandemic may disrupt GRI’s supply chain or limit its ability to obtain sufficient materials for its product candidates.
In addition, the combined company’s clinical trials may be affected by the COVID-19 pandemic. Clinical site initiation and patient enrollment may be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. Some patients may not be able or willing to comply with clinical trial protocols if quarantines interrupt healthcare services, particularly surgical services. Similarly, the combined company’s ability to recruit and retain patients, principal investigators and site staff (who as healthcare providers may have heightened exposure to COVID-19) may be hindered, which would adversely affect clinical trial operations. In addition, the COVID-19 pandemic may cause interruption or delays in the operation of the FDA or other regulatory authorities which could negatively affect the combined company’s planned clinical trials.
The spread of COVID-19, which has caused a broad impact globally, may materially affect the combined company economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic may be difficult to assess or predict, it has resulted and may in the future again result in significant disruption of global financial markets. Any such disruption, if sustained or recurrent, could make it more difficult for the combined company to access capital, which could in the future negatively affect its liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect the combined company’s business and the value of its common stock.
GRI and Vallon expect the stock price of the combined company to be highly volatile.
The market price of shares of the combined company following the Merger could be subject to significant fluctuations. Market prices for securities of biotechnology and other life sciences companies historically have been particularly volatile subject even to large daily price swings. Some of the factors that may cause the market price of shares of the combined company to fluctuate include, but are not limited to:
•the ability of the combined company to obtain timely regulatory approvals for future product candidates, and delays or failures to obtain such approvals;
•failure of product candidates, if approved, to achieve commercial success;
•issues in manufacturing future product candidates;
•the results of current and any future clinical trials;
•the entry into, or termination of, or breach by partners of key agreements, including key commercial partner agreements;
•the initiation of, material developments in, or conclusion of any litigation to enforce or defend any intellectual property rights or defend against the intellectual property rights of others;
•announcements of any dilutive equity financings;
•announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;
•failure to elicit meaningful stock analyst coverage and downgrades of the company’s stock by analysts; and
•the loss of key employees.

Moreover, the stock markets in general have experienced substantial volatility in the biotech industry that has often been unrelated to the operating performance of individual companies or a certain industry segment. These broad market fluctuations may also adversely affect the trading price of the combined company’s shares.
In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation. In addition, such securities litigation often has ensued after a reverse merger or other merger and acquisition activity of the type engaged in here by GRI with Vallon. Such litigation, if brought, could impact negatively the combined company’s business.
The former Vallon stockholders may sell their shares of the combined company.
Pursuant to the Merger Agreement, some of the stockholders of Vallon are not required to agree to restrictions on selling their stock. As such, the former Vallon stockholders may sell their stock of the combined company after the Merger, with the exception of officers, directors and stockholders of Vallon who entered into Lock-Up Agreements, which could lead to a decline in the market value of the combined company’s stock and could negatively impact future issuances of the combined company’s equity securities.
The combined company is expected to take advantage of reduced disclosure and governance requirements applicable to smaller reporting companies, which could result in its common stock being less attractive to investors.
Following the Merger, the combined company is expected to have a public float of less than $250 million and therefore will qualify as a smaller reporting company under the rules of the SEC. As a smaller reporting company, the combined company will be able to take advantage of reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements in its SEC filings. Decreased disclosures in the combined company’s SEC filings due to its status as a smaller reporting company may make it harder for investors to analyze its results of operations and financial prospects. We cannot predict if investors will find the combined company’s common stock less attractive if it relies on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile. The combined company may take advantage of the reporting exemptions applicable to a smaller reporting company until it is no longer a smaller reporting company, which status would end once it has a public float greater than $250.0 million. In that event, the combined company could still be a smaller reporting company if its annual revenues were below $100.0 million and it has a public float of less than $700.0 million.
The combined company does not anticipate paying any dividends in the foreseeable future.
The current expectation is that the combined company will retain its future earnings to fund the development and growth of the company’s business. As a result, capital appreciation, if any, of the shares of the combined company will be your sole source of gain, if any, for the foreseeable future.
If the combined company fails to attract and retain management and other key personnel, it may be unable to successfully develop or commercialize its product candidates or otherwise implement its business plan.
The biotech industry has experienced a high rate of turnover in recent years. The combined company’s ability to compete in the highly competitive biopharmaceuticals industry depends upon the ability to attract, retain, and motivate highly skilled and experienced personnel with scientific, medical, regulatory, manufacturing, and management skills and experience. The combined company may not be able to attract or retain qualified personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical companies. Many of the other biopharmaceutical companies against which the combined company will compete have greater financial and other resources, different risk profiles, and a longer history in the industry. The combined company’s competitors may provide higher compensation, more diverse opportunities, and/or better opportunities for career advancement. Any or all of these competing factors may limit the combined company’s ability to continue to attract and retain high quality personnel, which could negatively affect its ability to successfully develop and commercialize its product candidates and to grow the business and operations as currently contemplated.
Changes in tax law could adversely affect the combined company’s business.
The rules dealing with U.S. federal, state and local income taxation are constantly under review by the IRS, the U.S. Treasury Department, and other governmental bodies. Changes to tax laws (which changes may have retroactive application) could adversely affect the combined company or holders of its common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on the combined company’s business, cash flow, financial condition, or results of operations.
Anti-takeover provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by the combined company stockholders to replace or remove the combined company management.
Provisions in the combined company’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management, as more fully described under the section entitled “Description of Vallon Capital Stock — Anti-Takeover Effects of Vallon’s Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, and Delaware Law.” In addition, because the combined company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined company voting stock from merging or combining with the combined company. Although Vallon and GRI believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.
An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.
Prior to the Merger, there had been no public market for GRI’s common stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for its common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.
If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business, or its market, its stock price and trading volume could decline.
The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts, or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.
The combined company will have discretion in the use of proceeds from the Equity Financing and Series T Warrant Exercises and may invest or spend the proceeds in ways with which its stockholders do not agree and in ways that may not increase the value of their investments.
The combined company will have discretion over the use of proceeds from the Equity Financing and the Series T Warrant Exercises. Its stockholders may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on its stockholders’ investments. The combined company’s failure to apply the net proceeds of the Equity Financing and the Series T Warrant Exercises effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. The combined company’s stockholders will not have the opportunity to influence its decisions on how to use the net proceeds from the Equity Financing or the Series T Warrant Exercises.
If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.
The combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. The combined company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, GRI has never been required to test its internal controls within a specified period. This will require that the combined company incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expends significant management efforts. The combined company may experience difficulty in meeting these reporting requirements in a timely manner.
The combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If the combined company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements related to the anticipated consummation of the proposed transactions, and other statements that are not historical facts. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as it cannot be assured that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “pro forma,” “should,” “will,” “would,” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include, but are not limited to statements about:
•the approval and closing of the Merger, including the timing of the Merger;
•the ability of Vallon to obtain a sufficient number of proxies to approve the Merger and the satisfaction of other closing conditions;
•the Exchange Ratio, and relative ownership levels as of the closing of the Merger;
•the timing and amount of the Equity Financing and the Series T Warrant Exercises;
•the cash balances of the combined company following the closing of the Merger, the Equity Financing, and the Series T Warrant Exercises;
•the ability of Vallon to remain listed on The Nasdaq Stock Market, LLC;
•expected restructuring-related cash outlays, including the timing and amount of those outlays;
•the timing of initiation of planned clinical trials;
•the timing of any planned Investigational New Drug Application (“IND”) or new drug application;
•plans to research, develop, and commercialize current and future product candidates;
•the ability to enter into new collaborations, and to fulfill obligations under any such collaboration agreements;
•the clinical utility, potential benefits, and market acceptance of product candidates;
•commercialization, marketing, and manufacturing capabilities and strategy;
•the ability to identify additional products or product candidates with significant commercial potential;
•developments and projections relating to GRI’s and Vallon’s competitors and their industries;
•the impact of government laws and regulations;
•GRI’s and Vallon’s ability to protect their intellectual property position;
•estimates regarding future revenue, expenses, capital requirements, and need for additional financing following the proposed transactions; and
•statements of belief and any statement of assumptions underlying any of the foregoing.

For a discussion of the factors that may cause Vallon, GRI, or the combined company’s actual results, performance or achievements following closing of the proposed Merger to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Vallon and GRI to complete the Merger and the effect of the Merger on the business of Vallon, GRI and the combined company following the completion of the Merger, see the “Risk Factors” section of this proxy statement/prospectus/information statement. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Vallon. See the “Where You Can Find More Information” section of this proxy statement/prospectus/information statement. There can be no assurance that the Merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the Merger will be realized.
If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Vallon, GRI, or the combined company following completion of the Merger could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Except as required by law, Vallon and GRI each expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Vallon’s or GRI’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

THE VIRTUAL SPECIAL MEETING OF VALLON’S STOCKHOLDERS
Date, Time, and Place
The virtual special meeting of Vallon stockholders will be held in a virtual-only webcast at __________, Eastern Time, on ____, 2023 at __________, unless postponed or adjourned to a later date. Vallon is sending this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by Vallon’s Board for use at the Vallon virtual special meeting and any adjournments or postponements of the special meeting. This proxy statement/prospectus/information statement is first being furnished to stockholders of Vallon on or about __________, 2023.
It could become necessary to change the date, time, location and/or means of holding the Vallon virtual special meeting. If such a change is made, Vallon will announce the change in advance, and details on how to participate will be issued by press release, posted on Vallon’s website, and filed as additional proxy materials.
Purposes of the Vallon Virtual Special Meeting
The purposes of the Vallon virtual special meeting are as follows:
1.Proposal No. 1 (Nasdaq Listing Rules). To consider and vote upon a proposal to approve pursuant to Nasdaq Listing Rules 5635(a), 5635(b), and 5635(d): (i) the issuance of shares of Vallon Common Stock pursuant to the Merger, Equity Financing and the Series T Warrant Exercises, which will represent more than 20% of the shares of Vallon Common Stock outstanding immediately prior to the Merger, the Equity Financing and the Series T Warrant Exercises and (ii) the change of control resulting from the Merger, the Equity Financing, and the Series T Warrant Exercises;
2.Proposal No. 2 (Reverse Split). To consider and vote upon a proposal to approve an amendment to the amended and restated certificate of incorporation of Vallon to effect a reverse stock split of Vallon Common Stock at a ratio within the range not less than ____ and not greater than ____ (with such ratio to be mutually agreed upon by Vallon and the Investor prior to the Effective Time and with all amendments within such range (other than the amendment setting forth the ratio selected) being abandoned by the Vallon Board);
3.Proposal No. 3 (Officer Exculpation). To consider and vote upon a proposal to approve an amendment to the amended and restated certificate of incorporation of Vallon to limit the liability of officers of Vallon as permitted by recent amendments to Delaware law;
4.Proposal No. 4 (2018 Equity Incentive Plan). To consider and vote upon a proposal to approve the Amended and Restated Vallon 2018 Equity Incentive Plan to, among other things, increase the aggregate number of shares of Vallon Common Stock available for issuance thereunder to 6,500,000; and
5.Proposal No. 5 (Postponement or Adjournment of Special Meeting). To consider and approve a postponement or adjournment of the Vallon virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above.
Vallon will transact no other business at the Vallon virtual special meeting except such business as may properly be brought before the Vallon virtual special meeting or any adjournment or postponement thereof. Proposal Nos. 1 through 5 described above are collectively the “Vallon Stockholder Matters,” and Proposal Nos. 1, 2, and 4 above are collectively the “Closing Vallon Stockholder Matters.”
Recommendation of the Vallon Board
The Vallon Board has unanimously determined that the Vallon Stockholder Matters are fair to, advisable and in the best interests of Vallon and its stockholders. The Vallon Board recommends that Vallon’s common stockholders vote “FOR” each of Proposal Nos. 1, 2, 3, 4, and 5.

Record Date and Voting Power
Only holders of record of Vallon Common Stock at the close of business on the record date, ____, 2023 are entitled to notice of, and to vote at, the Vallon virtual special meeting. Assuming no further issuances between the date hereof and the record date, there are approximately __ holders of record of Vallon Common Stock at the close of business on the record date. At the close of business on the record date, it is anticipated that ____ shares of Vallon Common Stock will be issued and outstanding. Each share of Vallon Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section titled “Principal Stockholders of Vallon” of this proxy statement/prospectus/information statement for information regarding persons known to Vallon’s management to be the beneficial owners of more than 5% of the outstanding shares of Vallon Common Stock.
Voting and Revocation of Proxies
The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the Vallon Board for use at the Vallon virtual special meeting.
If you are a stockholder of record of Vallon as of the record date referred to above, you may vote live at the Vallon virtual special meeting or vote by proxy. Whether or not you plan to attend the Vallon virtual special meeting, Vallon urges you to vote by proxy to ensure your vote is counted. You may still attend the Vallon virtual special meeting and vote live if you have already voted by proxy. As a stockholder of record you may vote in any of the following ways:
•to vote live, attend the Vallon virtual special meeting and follow the instructions on the virtual special meeting website;
•to vote using the proxy card, simply mark, sign, and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Vallon before the Vallon virtual special meeting, your shares of Vallon Common Stock will be voted as you direct on the proxy card; or
•to vote by telephone or on the Internet, dial the number on the proxy card or voting instruction form or visit the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern time on ________, 2023 to be counted.
If your shares of Vallon Common Stock are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that voting instruction card regarding how to instruct your broker to vote your shares of Vallon Common Stock. If you do not give instructions to your broker, your broker cannot vote your shares of Vallon Common Stock with respect to “non-routine” items, such as all of the Proposals, and, as a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares. Routine items are proposals considered routine under certain rules applicable to brokers on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-routine items for which you do not give your broker instructions, your shares of Vallon Common Stock will be treated as “broker non-votes.” All of the Proposals are non-routine, and accordingly, it is not anticipated that there will be any broker non-votes. If, however, brokers are entitled to vote uninstructed shares on any proposal at the special meeting, broker non-votes, if any, will be treated as shares that are present at the Vallon virtual special meeting for purposes of determining whether a quorum exists. Broker non-votes, if any, would have no effect on the outcome of Proposal Nos. 1, 4, or 5, but they would have the effect of votes against Proposal Nos. 2 and 3.
All properly executed proxies that are not revoked will be voted at the Vallon virtual special meeting and at any adjournments or postponements of the Vallon virtual special meeting in accordance with the instructions contained in the proxy. If a holder of Vallon Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Proposal No. 1 to approve pursuant to Nasdaq Listing Rules 5635(a), 5635(b), and 5635(d): (i) the issuance of shares of Vallon Common Stock pursuant to the Merger, Equity Financing and the Series T Warrant Exercises, which will represent more than 20% of the shares of Vallon Common Stock outstanding immediately prior to the Merger, the Equity Financing and the Series T Warrant Exercises and (ii) the change of control resulting from the Merger, the Equity Financing, and the Series T Warrant Exercises; “FOR” Proposal No. 2 to approve an amendment to the amended and restated certificate of incorporation of Vallon to effect a reverse stock split of Vallon Common Stock at a ratio within the range not less than ____ and not greater than ____ (with such ratio to be mutually agreed upon by Vallon and the Investor prior to the Effective Time and with all amendments within such range (other than the amendment setting forth the ratio selected) being abandoned by the Vallon Board); “FOR” Proposal No. 3 to approve an amendment to the amended and restated certificate of incorporation of Vallon to limit the liability of officers of Vallon as permitted by recent amendments to Delaware law; “FOR” Proposal No. 4 to approve the Amended and Restated Vallon 2018 Equity Incentive Plan to, among other things, increase the aggregate number of shares of Vallon Common Stock available for issuance thereunder to 6,500,000; and “FOR” Proposal No. 5 to approve a postponement or adjournment of the Vallon virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above.
Vallon’s common stockholders of record, other than those Vallon stockholders who have executed support agreements, may change their vote at any time before their proxy is voted at the Vallon virtual special meeting in one of three ways. First, a stockholder of record of Vallon can send a written notice to the Secretary of Vallon stating that the stockholder would like to revoke its proxy. Second, a stockholder of record of Vallon can submit new proxy instructions either on a new proxy card or by telephone or via the Internet. Third, a stockholder of record of Vallon can attend the Vallon virtual special meeting and vote live. Attendance alone will not revoke a proxy. If a Vallon stockholder who owns shares of Vallon Common Stock in “street name” has instructed a broker to vote its shares of Vallon Common Stock, the stockholder must follow directions received from its broker to change those instructions.
Required Vote
The presence, live or represented by proxy, at the Vallon virtual special meeting of the holders of one-third of the shares of Vallon Common Stock outstanding and entitled to vote at the Vallon virtual special meeting is necessary to constitute a quorum at the meeting. Abstentions will be counted towards a quorum. Because each of the Proposals is non-routine, it is not anticipated that there will be any broker non-votes. If, however, brokers are entitled to vote uninstructed shares on any proposal at the special meeting, broker non-votes, if any, will also count toward a quorum. Approval of Proposal Nos. 2 and 3 require the affirmative vote of holders of a majority of Vallon Common Stock having voting power outstanding on the record date for the Vallon virtual special meeting. Approval of Proposal Nos. 1, 4, and 5 requires the affirmative vote of a majority of votes cast, either affirmatively or negatively, on the proposal at the Vallon virtual special meeting.
Votes will be counted by the inspector of election appointed for the Vallon virtual special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and, if applicable, broker non-votes. Abstentions will have the same effect as votes “AGAINST” Proposal Nos. 2 and 3, but will have no effect on the outcome of Proposal Nos. 1, 4, and 5. Broker non-votes (if applicable) will have no effect on the outcome of Proposal Nos. 1, 4, and 5, but would have the effect of a vote “AGAINST” Proposal Nos. 2 and 3.
Each of Proposal Nos. 1, 2, and 4 is a condition to the consummation of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1, 2, and 4. Proposal Nos. 3 and 5 are not a condition to the consummation of the Merger. Proposal Nos. 1, 2, and 4 are not conditioned on Proposal Nos. 3 and 5 being approved. Proposal No. 4 is conditioned upon completion of the Merger, which means that it is conditioned upon approval of each of Proposal Nos. 1 and 2.
As of January 15, 2023, the directors and executive officers of Vallon and other stockholders who signed support agreements collectively beneficially owned less than 20% of the outstanding shares of Vallon Common Stock entitled to vote at the Vallon virtual special meeting. Pursuant to the support agreements, each such director, executive officer and other signatory stockholder has agreed to be present (at the meeting or by proxy) at the Vallon virtual special meeting to vote all shares of Vallon Common Stock owned by him or her as of the record date in favor of the Vallon Stockholder Matters. Additionally, each such stockholder has agreed, solely in his, her or its capacity as a stockholder of Vallon, to vote against any competing acquisition proposal and any action, proposal or transaction that would reasonably be expected to result in a material breach of the support agreements. As of January 15, 2023, Vallon is not aware of any affiliate of GRI owning any shares of Vallon Common Stock entitled to vote at the Vallon virtual special meeting.
Solicitation of Proxies
In addition to solicitation by mail, the directors, officers, employees, and agents of Vallon may solicit proxies from Vallon’s common stockholders by personal interview, telephone, email, or otherwise. GRI will bear the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees, and fiduciaries who are record holders of Vallon Common Stock for the forwarding of solicitation materials to the beneficial owners of Vallon Common Stock. In addition, Vallon has engaged ___ to assist in the solicitation of proxies and to provide related advice and information support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $_____ in the aggregate. 50% of the fees paid to the SEC in connection with filing the statement/prospectus/information statement, and any amendments and supplements thereto, with the SEC will be paid by each of Vallon and GRI.
Other Matters
As of the date of this proxy statement/prospectus/information statement, the Vallon Board does not know of any business to be presented at the Vallon virtual special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Vallon virtual special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER
This section and the section titled “The Merger Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the Merger, including the Merger Agreement. While Vallon and GRI believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus/information statement for a more complete understanding of the Merger and the Merger Agreement, including the Merger Agreement attached as Annex A and the other documents to which you are referred herein. See the section titled “Where You Can Find More Information” of this proxy statement/prospectus/information statement.
The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among members of the Vallon management team and the management team of GRI, along with their respective advisors and under the guidance of each company’s board of directors. Vallon followed a careful process assisted by experienced outside financial and legal advisors to rigorously examine potential transactions and transaction candidates through broad outreach to life sciences companies and a thorough evaluation process of prospective strategic partners. With respect to the following discussions, reference to: (i) Vallon’s management team refers to Vallon’s senior management consisting of its Chief Executive Officer, Chief Medical Officer, and Chief Financial Officer and (ii) GRI management team refers to GRI’s senior management consisting of its Chief Executive Officer, Chief Scientific Officer, and Chief Medical Officer.
Vallon’s Advisor
In April 2022, at the direction of the Vallon Board, Vallon’s senior management commenced a strategic assessment of Vallon’s programs and strategic alternatives including exploring the possibility of in-licensing assets and technologies, a company acquisition, or a reverse merger.
Ladenburg Thalmann & Co. Inc.
In April 2022, Vallon evaluated the possible engagement of three potential investment banks, including, among others, Ladenburg. Ladenburg was chosen by the Vallon Board because of its deep expertise in mergers such as the Transaction and previous experience of Vallon’s Senior Management working with Ladenburg in a previous transaction.
Background of the Merger
On September 11, 2020, GRI presented information about its business, pipeline, and capital needs to the Investor. On September 23, 2020, GRI received a term sheet proposal from the Investor to invest in GRI in connection with a business combination with a Nasdaq or NYSE-listed company. Following negotiations, a non-binding term sheet was executed on October 27, 2020.
Between October 2020 and March 2021, GRI met with management teams from several public companies to evaluate potential reverse-merger transaction opportunities. On March 18, 2021, GRI and the Investor updated the term sheet to reflect a new expiration date with no material changes to the terms. Between March 2021 and April 2022, GRI continued to evaluate potential merger transactions and meet with management teams from potential counterparties. Throughout these discussions, the Investor and GRI were in regular contact regarding the Investor’s potential investment in GRI.
In February 2021, Vallon successfully completed an initial public offering, raising gross proceeds of $18.0 million with the intention of using the proceeds for the clinical development of ADAIR for the treatment of ADHD, ADMIR for the treatment of ADHD, and other potential products which would leverage Vallon’s abuse deterrent technology platform.
Vallon has developed ADAIR as a clinical-stage product since successfully opening an IND in July 2018. Four human clinical trials have been completed.
In late 2021, the Company hired an outside business development consultancy to identify CNS assets for potential in-licensing to add to Vallon’s product pipeline.

In January 2022, the Company engaged a business development consultant to assist in evaluating and negotiating for the acquisition of CNS assets for in-licensing and/or potential US partners for ADAIR
In March 2022, the Company initiated discussions with Company A about the potential to acquire and advance its lead asset for the treatment of a rare genetic condition. The company was initially introduced to Vallon and Ladenburg by Ofir Levi, who was a Vallon Board member at the time of introduction. Discussions took place throughout March 2022, however, Vallon chose not to advance discussions based on its assessment of challenges in the regulatory pathway for the asset.
On March 21, 2022, Vallon issued a press release announcing the topline results of its pivotal SEAL study for its lead development program, ADAIR, for the Treatment of ADHD indicating that the study had failed to achieve the primary endpoint of the study.
Starting in late March 2022, Vallon engaged regulatory and clinical consultants to discuss the findings of the SEAL study and potential paths forward for the future development of ADAIR. As a result of these discussions, Vallon’s management concluded that further advancement of the ADAIR program would likely require redesigning and conducting an additional human abuse liability study which would likely take 12–18 months following reaching an agreement with the FDA on the new study design. Therefore, in April 2022, Vallon management recommended, and the Vallon Board agreed, to focus efforts on strategic alternatives including in licensing new assets, a company acquisition, or a reverse merger.
On March 29, 2022, as part of a special Vallon Board meeting, eight different companies that were known to Vallon management were discussed as potential merger candidates and Vallon management subsequently engaged in discussions with four of those companies. In addition, as part of that discussion on March 29, 2022, Vallon management and the Vallon Board also discussed the potential to hire bankers to support a formal strategic alternative evaluation process.
From April 2022 through November 2022, Vallon engaged several companies in discussions about potentially acquiring ADAIR through an out license or asset sale. Vallon management held partnering meetings with multiple companies at the BIO International Conference in June 2022 to discuss the potential acquisition of ADAIR and/or ADMIR and its associated technology. As of December 2022, the Vallon management team has not found a potential acquirer of ADAIR.
During April 2022, Vallon management evaluated and rejected unsolicited merger or asset acquisition proposals from four additional companies based on the quality of the product pipeline, financial resources, potential for short term investment into the Company, and/or general public company readiness.
Beginning on April 5, 2022, Vallon management met with Ladenburg, with whom they had prior good experience, seeking advice on how to best explore strategic options. At the same time, Vallon management considered two other investment banks with whom management had familiarity to support exploration of strategic options.
Based on these discussions, on April 14, 2022, Vallon management recommended to the Vallon Board that the Vallon engage Ladenburg in light of the strength of their experience in these transactions, the quality of the team, and Vallon management’s previous experience with Ladenburg. The Vallon Board approved this recommendation.
On April 19, 2022, Vallon engaged Ladenburg to act as a strategic advisor to Vallon. It was determined that Ladenburg would manage the process to find a merger counterparty, or a counterparty interested in acquiring Vallon’s assets. Ladenburg immediately began its broad outreach in April 2022, reaching out to companies that may be interested in acquiring Vallon as a whole and/or its assets, as well as counterparties interested in a reverse merger placing a premium on Vallon’s public listing and assets.
On April 22, 2022, the Company announced its engagement of Ladenburg and its plans to streamline operations in order to preserve its capital and cash resources, while continuing to evaluate the best path forward for the ADAIR program. This included reducing one full-time position, two contract positions, and a reduction in activities of other contractors and consultants.

From April 22, 2022 through mid-May 2022, in the strategic process to find a merger counterparty, Ladenburg contacted approximately 244 companies on behalf of Vallon. Ladenburg made outreach to a broad selection of private and public companies in the life sciences industry. These companies consisted of private companies in the IPO queue, private companies not in the IPO queue, private companies that had failed in earlier attempts at an IPO, publicly traded ex-US companies seeking a Nasdaq listing and also public companies in the US that were believed to have a strategic fit with Vallon or were seeking a merger transaction as a de facto financing event.
On April 29, 2022, Ladenburg contacted GRI as part of its outreach efforts on behalf of Vallon. Between April 29, 2022 and December 10, 2022, GRI and the Investor discussed the opportunity for GRI to pursue a potential reverse-merger transaction with Vallon and the terms of the Investors potential investment in GRI, including the bridge and primary equity investment amounts, terms specific to the pricing, warrant agreements, lock-up agreements, budgets, and use of proceeds.
In evaluating potential merger partners, the following criteria were considered: little financing risk at the closing, strong product pipeline with multiple mid-to-late or commercial-stage assets, strong news flow, experienced management team, high-quality existing investors or new investors willing to support a transaction, clean capital structure (no debt or clear path to restructuring current debt), and audited financial statements or ability to produce audited financial statements for last two fiscal years.
On May 6, 2022, at a regularly scheduled Vallon Board meeting, Vallon management provided an update to the Vallon Board on the status of the merger outreach process which was currently underway as well as the status of discussions with two other companies with which Vallon had previously been in discussions about the potential for a merger or asset acquisition.
On May 15, 2022, the Company completed a registered direct financing that raised $3.9 million in order to provide additional funding to fully support a thorough and rigorous reverse merger evaluation process and create a stronger balance sheet as potential partners were evaluating Vallon.
On May 16, 2022, at a special meeting of the Vallon Board, Vallon management provided an update of the final details of the registered direct financing and the status of and description of the merger proposals that Ladenburg had received to date or were expecting to receive in the coming days.
On May 18, 2022, Vallon management, Vallon business development advisors, and Vallon legal counsel, Thompson Hine LLP (“Thompson Hine”), met in New York and by videoconference to review formal merger proposals that had been submitted to Vallon by 15 companies as a result of Ladenburg’s broad outreach. Five finalists were invited to present to the Vallon executive team, business development advisors, legal counsel, Vallon Board and Ladenburg on May 23, 2022, May 25, 2022, and May 26, 2022.
On May 26, 2022, the Vallon Board selected two candidate companies to move forward in the merger process: GRI and Company B (the “Finalists”). Diligence and term sheet negotiations began with the Finalists and continued over the course of the next several weeks including access to confidential data rooms, formal diligence inquiries and followup, and technical assessment by Vallon management and advisors. At this point in time, GRI initially proposed a valuation of $107.5 million, inclusive of proceeds from the equity financing concurrent with the Merger. In GRI’s initial proposal, GRI anticipated the continued development of its entire clinical development pipeline, including three main later-stage programs as well as a diversified pipeline of additional follow-on programs.
On May 27, 2022, Vallon introduced Ladenburg to Company A (described above under product licensing efforts) in order to determine if Company A might be open to a merger/acquisition and might be a viable addition to the Finalists selected on May 26, 2022.
On June 9, 2022, at a special meeting of the Vallon Board was held during which Vallon management presented an update of the merger evaluation process and outlined pros and cons of a potential merger with Company A, Company B, or GRI.
Between May 27, 2022, and June 10, 2022, GRI negotiated term sheets regarding the Bridge Financing and Equity Financing with the Investor and on June 10, 2022 GRI and the Investor executed such term sheets.

On June 13, 2022, a draft term sheet was submitted to Company A, however, discussions were discontinued and a term sheet was not signed.
On June 14, 2022, Vallon’s CEO met with GRI’s CEO at their headquarters near San Diego, California during the BIO International convention.
On June 23, 2022, a special meeting of the Vallon Board was held during which Vallon management presented an update to the Vallon Board on the merger process and discussions with Company A, Company B, and GRI. Vallon management recommended and the Vallon Board agreed that Company B should be the priority partner for merger based on its development pipeline and expected near term milestones, commitment to a private placement investment from multiple existing institutional investors, and willingness to pursue a sign and close merger structure.
On June 25, 2022, a term sheet was signed with Company B. Discussions and due diligence with Company B continued until August 2022, however, discussions were discontinued in mid-August because Company B was not able to secure commitments to a private placement investment at the levels agreed upon in the term sheet which Vallon determined would leave a merger company underfunded to pursue their development programs as a public company.
For several reasons, including discussions with regulatory consultants leading Vallon to have greater confidence in Company A’s ability to execute on its development program, Vallon re-engaged in discussions with Company A and submitted a revised term sheet to Company A on September 2, 2022, however, the companies were not able to reach a mutual agreement on the terms of the merger, in particular the post-merger ownership split and Vallon pre-money valuation, and discontinued discussions in mid-September 2022
In mid-September 2022, Ladenburg and Vallon re-engaged in discussions with GRI. Over the next two weeks, Vallon’s management and other advisors reinitiated and conducted additional due diligence on GRI through access to a confidential data room, review of the scientific literature, phone calls and e-mail correspondence between Vallon and GRI, review of legal, financial, budgetary and other diligence materials, making diligence inquiries and follow-ups and assessments of the competitive landscape.
On September 23, 2022, a special meeting of the Vallon Board was held during which management provided an update on the merger process including an update on discussions with GRI outlining what had changed since GRI’s original proposal. These changes included (i) a clarification and revision to the clinical development program with a revised focus on GRI-0621 for pulmonary fibrosis as the lead program, (ii) a revised budget reflecting the potential achievement of certain milestones, which included conducting a Phase 2A trial for GRI‑0621, opening an IND for GRI‑0803, conducting a Phase 1 trial of GRI‑0803 and that delayed spending on other potential pipeline projects, (iii) a willingness to revise relative valuation and ownership in the merged company, and (iv) a willingness to complete a merger even if Vallon had a negative cash balance upon close after accounting for transaction costs. Vallon management recommended, and the Vallon Board approved finalizing and signing a term sheet with GRI.
On September 29, 2022, after discussions regarding the revised development program for GRI’s pipeline and further exploration of the terms of their committed investment from Altium, the companies signed a term sheet. GRI’s proposed equity value was $84.0 million which included a $25.0 million pre-closing financing. The decrease in valuation from $107.5 million was primarily attributed to the reprioritization of capital raised to fund GRI’s lead programs while pausing development and associated spending on less advanced pipeline assets.
Between September 21,2022, and October 27, 2022, GRI and the Investor re-negotiated certain aspects of the Investor’s potential investment in GRI, including pre-money valuation, investment amount, timing, and a leak-out agreement. On October 27, 2022, GRI and the Investor executed updated term sheets with respect to the Bridge Financing and the Equity Financing.
During October and November 2022, Vallon management, legal counsel, and IP counsel conducted additional due diligence assessment of GRI through access to a confidential data room, due diligence inquiries, and follow-up.

On October 14, 2022, Vallon provided to GRI a draft definitive merger agreement. Over the ensuing weeks, GRI and Vallon exchanged markups to the draft definitive merger agreement, disclosure schedules, and support agreements, and held discussions by in mail and videoconference to further discuss and negotiate the terms of the agreement.
On November 2, 2022, the Investor provided drafts of the Bridge Financing transaction documents to GRI.
On November 3, 2022, a regularly scheduled Vallon Board meeting was held, during which Vallon management provided an update on the merger process, the status of negotiations of the definitive merger agreement with GRI, and an outlined of the projected timetable to the signing and closing of a merger between Vallon and GRI.
On November 4, 2022, the Investor provided drafts of the Equity Financing transaction documents to GRI. Between November 2, 2022 and December 13, 2022, GRI (in consultation with Vallon and its representatives and advisors) and the Investor and their respective representatives and advisors negotiated the terms and exchanged markups of the Bridge Financing and Equity Financing transaction documents. These negotiations addressed terms including certain aspects of the amounts, timing, and contingencies of certain funding mechanics, representations and warranties, and lock-up agreements. The negotiations with the Investor did not impact the relative valuations of GRI or Vallon for purposes of determining the Exchange Ratio under the Merger Agreement.
Between October 14, 2022 and December 6, 2022, Vallon and GRI and their respective representatives and advisors negotiated terms and exchanged markups of the Merger Agreement and related transaction documents. These negotiations addressed terms including the formula for the Exchange Ratio, including the Nasdaq Adjustment, which is intended to reduce the risk that the combined company would fail to satisfy certain Nasdaq initial listing standards.
On December 7, 2022, the Vallon Board held a meeting in which representatives of management, counsel and Ladenburg were present. At the meeting, Vallon’s counsel, Thompson Hine, engaged in further discussion with the Vallon Board on key provisions of the transaction documents that had been previously discussed and reviewed the fiduciary duties of directors in connection with the transaction. At this meeting, representatives of Ladenburg discussed the proposed transaction and went over various analyses and other materials that were presented to the Vallon Board, and then delivered to the Vallon Board its opinion, to the effect that and subject to the various assumptions, qualifications and limitations set forth in its opinion, as of that date, the consideration to be paid in the transaction was fair, from a financial point of view, to the Vallon stockholders. The Vallon Board engaged in extensive discussions relating to GRI, its business, the Altium investment, and the terms of the proposed transaction.
On December 13, 2022, the Vallon Board held another meeting in which representatives of management, counsel and Ladenburg were present. After updates to certain of the deal terms and the fairness opinion of Ladenburg was presented, the Vallon Board engaged in discussion and subsequently unanimously determined that it was advisable and fair to, and in the best interests of the Company and the Company’s stockholders for the Company to enter into the Merger Agreement, and, accordingly, the Vallon Board approved the Merger Agreement and the proposed transaction. GRI’s final valuation was negotiated to $49.0 million (which was consistent with the Investor’s pre-money valuation of GRI used in connection with the determination of the number of Bridge Warrant shares originally issued by GRI in the Bridge Financing) and the negotiated ownership percentages of 83% for the equityholders of GRI (including the Investor) and 17% for the equityholders of Vallon immediately after the Closing, and after giving effect to the Equity Financing but before giving effect to the issuance of the Series A-1, A-2, and T Warrants (subject to the Nasdaq Adjustment), which the Vallon Board had agreed upon.
Structure
Under the Merger Agreement, Merger Sub, a wholly-owned subsidiary of Vallon formed in connection with the Merger, will merge with and into GRI, with GRI surviving as a wholly-owned subsidiary of Vallon. Substantially concurrent with the completion of the Merger, Vallon will be renamed “GRI Bio, Inc.” and expects to trade on Nasdaq under the symbol “GRI.”

Vallon Reasons for the Merger
At a meeting held on December 13, 2022, among other things, the Vallon Board unanimously (i) determined that the Merger and the transactions contemplated by the Merger are fair to, advisable and in the best interests of Vallon and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger and Merger Agreement, including the authorization and issuance of shares of Vallon Common Stock to the stockholders of GRI pursuant to the terms of the Merger Agreement, the change of control of Vallon, and other actions contemplated by the Merger Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Vallon vote to approve the Vallon Stockholder Matters.
The Vallon Board considered the following reasons in reaching its conclusion to approve the Merger Agreement and the Merger, all of which the Vallon Board viewed as supporting its decision to approve the business combination with GRI:
•the Vallon Board and its Strategic Advisors undertook a comprehensive and thorough process of reviewing and analyzing potential strategic transactions, including the acquisition of new assets or companies, and reverse mergers to identify the opportunity that would, in the Vallon Board’s opinion, create the most value for Vallon’s stockholders.
•the Vallon Board believes that, as a result of arm’s length negotiations with GRI, Vallon and its representatives negotiated the most favorable Exchange Ratio for Vallon stockholders that GRI was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to Vallon in the aggregate to which GRI was willing to agree.
•the Vallon Board believes, after a thorough review of strategic alternatives and discussions with Vallon senior management, its Strategic Advisors and legal counsel, that the Merger is more favorable to Vallon’s stockholders than the potential value that might have resulted from other strategic options available to Vallon, including a liquidation of Vallon and the distribution of any available cash.
•the Vallon Board believes, based in part on a scientific diligence and analysis process conducted over several months by Vallon’s management and reviewed with the Vallon Board, that with respect to GRI’s product pipeline and the potential market opportunity for GRI’s products that GRI’s product candidates represent a sizeable potential market opportunity, and may thereby create value for the stockholders of the combined company and an opportunity for Vallon’s stockholders to participate in the potential growth of the combined company.
•the Vallon Board also reviewed with the management of Vallon the current plans of GRI for developing GRI-0621 for the treatment of severe fibrotic diseases such as IPF, GRI-0803 for other inflammatory or autoimmune diseases such as SLE, and other earlier stage pipeline compounds and confirms the likelihood that the combined company would possess sufficient financial resources to allow the management team to focus on the continued development of GRI-0621, at least through completion of a Phase 2a biomarker study. The Vallon Board also considered the possibility that the combined company would be able to take advantage of the potential benefits resulting from the combination of Vallon’s public company structure with GRI’s business to raise additional funds in the future, if necessary.
•the Vallon Board also considered the strength of the balance sheet of the combined company, which would include the cash that GRI currently holds, plus the gross proceeds from the Equity Financing of approximately $14.75 million with potential access to an additional $10.0 million from the Investor through the Series T Warrant Exercises, subject to certain terms and conditions.
•the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of the combined company, given that Vallon’s Board believes the sale and further development of such assets could unlock additional Vallon stockholder value and the expected cash resources of the combined company (including the ability to support the combined company’s current and planned clinical trials and operations).

•the Vallon Board considered the financial analysis completed by management as well as the oral opinion of Ladenburg rendered to the Vallon Board on December 13, 2022 (which was subsequently confirmed in writing by delivery of Ladenburg’s written opinion dated December 13, 2022), as of December 13, 2022, the fairness, from a financial point of view, to Vallon of the Exchange Ratio in the Merger pursuant to the Merger Agreement. The Vallon Board instructed Ladenburg not to incorporate any potential adjustments to the Exchange Ratio in the Initial Opinion and therefore, following the announcement of the Merger, recognizing that the Initial Opinion did not reflect the potential final economic terms of the Merger, the Vallon Board requested that Ladenburg provide a new fairness opinion that reflected the minimum assumed Vallon Base Equity Value of $5.0 million that could result from full application of the Nasdaq Adjustment pursuant to the terms of the Merger Agreement (the “Opinion”) and that as of the date of such Opinion, and based upon the various assumptions, qualifications and limitations set forth therein, the Exchange Ratio (assumed, at the time, to be 5.0629) was fair, from a financial point of view, to the holders of Vallon Common Stock. This Opinion was delivered on January 26, 2023 to the Vallon Board.
•the Vallon Board also considered the financial analysis reviewed by management on December 13, 2022, in doing so the Vallon Board noted (i) the Exchange Ratio formula is based upon a GRI valuation of $49.0 million and a Vallon valuation of $26.0 million (assuming Vallon’s net cash on the Closing Date of negative $3.0 million) and (ii) the implied equity value reference ranges indicated by Ladenburg’s financial analyses of GRI were $101.3 million to $356.0 million, based on Ladenburg’s analysis of selected trading companies of $35.3 million to $603.6 million, selected IPO transactions of $195.0 million to $264.7 million, selected M&A transactions of $102.3 million to $409.8 million and a discounted cash flow analysis ranging from $72.5 million to $146.0 million.
The Vallon Board also reviewed various reasons impacting the financial condition, results of operations and prospects of Vallon, including:
•the Vallon Board and Vallon’s Strategic Advisors have undertaken a comprehensive and thorough process of reviewing and analyzing the potential merger transaction as well as reaching out to candidates for a variety of strategic transactions to identify the opportunity that would, in the Vallon Board’s opinion, create the most value for its stockholders;
•the Vallon Board believes that, as a result of arm’s length negotiations with GRI, Vallon and its representatives negotiated the most favorable exchange ratio that GRI was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to Vallon in the aggregate to which GRI was willing to agree;
•the consequences of Vallon’s SEAL Study of ADAIR failing to meet its primary endpoint, and the likelihood that Vallon’s prospects as a stand-alone company were unlikely to change for the benefit of Vallon’s stockholders in the foreseeable future;
•the risks associated with the need to obtain substantial amounts of financing to continue its operations and to continue the development of its small molecule, abuse-deterrent programs if Vallon were to remain an independent company;
•the risks and delays associated with, and uncertain value and costs to Vallon’s stockholders of, liquidating Vallon, including, without limitation, the uncertainties of continuing cash burn while contingent liabilities are resolved and uncertainty of timing of release of cash until contingent liabilities are resolved;
•the fact that the liquidation of the Vallon would result in a payment of less than $0.10 per share of Vallon Common Stock, representing substantially less per share than the value implied by the Exchange Ratio on a per share basis; and
•Vallon’s potential inability to maintain its listing on Nasdaq without completing the Merger.

The Vallon Board also reviewed the terms and conditions of the Merger Agreement and related transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:
•the initial estimated Exchange Ratio used to establish the number of shares of Vallon Common Stock to be issued to GRI’s stockholders in the Merger was determined based on the relative valuations of Vallon and GRI, and thus the relative percentage ownership of Vallon’s stockholders and GRI’s stockholders immediately following the completion of the Merger is subject to change based on the amount of Net Cash to the extent below $(3.5) million or above $(2.5) million, as well as any adjustments to Vallon’s valuation in order to meet Nasdaq initial listing requirements;
•the limited number and nature of the conditions to GRI’s obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis;
•the respective rights of, and limitations on, Vallon and GRI under the Merger Agreement to consider certain unsolicited Acquisition Proposals under certain circumstances should Vallon or GRI receive a superior offer (as defined below);
•the reasonableness of the potential termination fee (i) of $2.0 million and reimbursement of up to $400,000 of transaction expenses, which could become payable by Vallon if the Merger Agreement is terminated in certain circumstances and (ii) of $2.0 million and reimbursement of up to $400,000 of transaction expenses, which could become payable by GRI if the Merger Agreement is terminated in certain circumstances;
•the support agreements, pursuant to which certain directors, officers and stockholders of Vallon and GRI have agreed, solely in their capacity as stockholders of Vallon and GRI, respectively, to vote all of their shares of Vallon Common Stock or GRI capital stock in favor of the approval or adoption, respectively, of the Merger Agreement;
•the agreement of GRI to provide the written consent of GRI stockholders necessary to adopt the Merger Agreement thereby approving the Merger and related transactions within five business days of this Registration Statement becoming effective; and
•the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.
In the course of its deliberations, the Vallon Board also considered a variety of risks and other countervailing factors related to entering into the Merger, including:
•(i) the $2.0 million termination fee payable by Vallon to GRI upon the occurrence of certain events, (ii) up to $400,000 in expense reimbursement payable by Vallon to GRI upon the occurrence of certain events, and (iii) the potential effect of such fee and expense reimbursement in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Vallon’s stockholders;
•the substantial expenses to be incurred in connection with the Merger, including the costs associated with any related litigation;
•the possible volatility, at least in the short term, of the trading price of Vallon Common Stock resulting from the announcement of the Merger;
•the risk that the Merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Merger or delay or failure to complete the Merger on the reputation of Vallon;
•the likely detrimental effect on Vallon’s cash position, stock price and ability to initiate another process and to successfully complete an alternative transaction should the Merger not be completed;

•the risk to Vallon’s business, operations and financial results in the event that the Merger is not consummated, including the diminution of Vallon’s cash and the significant challenges associated with the need to raise additional capital through the public or private sale of equity securities;
•the likelihood of disruptive stockholder litigation following announcement of the Merger;
•the early-stage clinical data of GRI’s product candidates, which, in the future, may not be successfully developed into products that are marketed and sold;
•the strategic direction of the combined company following the completion of the Merger, which will be determined by a board of directors initially comprised of a majority of the directors designated by GRI; and
•various other risks associated with the combined company and the Merger, including those described in the section titled “Risk Factors” of this proxy statement/prospectus/information statement.
The foregoing information and factors considered by the Vallon Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Vallon Board. In view of the wide variety of reasons considered in connection with its evaluation of the Merger and the complexity of these matters, the Vallon Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these reasons. In considering the reasons described above, individual members of the Vallon Board may have given different weight to different reasons. The Vallon Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Vallon’s management team, the legal and Strategic Advisors of Vallon, and considered the reasons overall to be favorable to, and to support, its determination.
GRI Reasons for the Merger
The following discussion sets forth material factors considered by the GRI Board, in consultation with GRI’s senior management, financial advisors and legal counsel, in reaching its determination to authorize the Merger Agreement and approve the Merger; however, it may not include all of the factors considered by the GRI Board. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the Merger, the GRI Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The GRI Board viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it.
The GRI Board reviewed a significant amount of information and considered a number of factors, including, among others:
•GRI’s need for capital to support the clinical and preclinical development of its product candidates and the potential to access public market capital, including sources of capital from a broader range of investors than it could otherwise obtain if it continued to operate as a privately-held company;
•the expectation that the Merger would be a more time and cost effective means to access capital than other options considered;
•the potential to provide its current stockholders with greater liquidity by owning stock in a public company listed on Nasdaq;
•the GRI Board’s belief that no alternatives to the Merger were reasonably likely to create greater value for its stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the GRI Board, including remaining as an independent private company;
•historical and current information concerning GRI’s business, including its financial performance and condition, operations, ongoing clinical trial efforts for its current product candidate, management and prospective competitive position;
•the cash resources of GRI expected to be available at the closing of the Merger;

• the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of the combined company, including the expected cash resources of the combined company (including the ability to support the combined company’s current and planned clinical trials and operations);
•the fact that shares of Vallon Common Stock issued to GRI stockholders pursuant to the Merger Agreement will be registered pursuant to a registration statement on Form S-4 by Vallon and will become freely tradable by GRI’s stockholders who are not affiliates of GRI and who are not parties to lock-up agreements;
•the competitive market conditions private companies currently face when seeking exchange-traded merger or business combination partners;
•the belief, after conducting due diligence, that Vallon had comparatively fewer and less significant ongoing obligations and material liabilities when compared to other potential exchange-traded merger and business combination partners;
•the likelihood that the Merger will be consummated on a timely basis and the viable strategic alternatives for GRI if the Merger does not occur (including, among other things, its financial prospects and access to the capital needed to continue successful operations); and
•the terms and conditions of the Merger and the Merger Agreement, including, without limitation, the following:
◦the determination by the GRI Board that the Exchange Ratio (subject to adjustment in favor of GRI stockholders, as necessary for the combined company’s compliance with Nasdaq initial listing requirements and Vallon’s net cash) is appropriate to determine relative percentage ownership of Vallon’s and GRI’s security holders immediately following the Merger;
◦the determination that the expected relative percentage ownership of Vallon securityholders and GRI securityholders in the combined company was appropriate, in the judgment of the GRI Board, based on its assessment of the approximate valuations of Vallon and GRI and the comparative costs and risks associated with alternatives to the Merger.
◦the expectation that the Merger will be treated as a tax-free reorganization for U.S. federal income tax purposes;
◦the belief that the terms of the Equity Financing are reasonable;
◦the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;
◦the rights of GRI under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should GRI receive a Superior Offer (as defined below);
◦the conclusion of the GRI Board that the potential termination fee of $2.0 million, or in some situations the reimbursement of certain transaction expenses incurred in connection with the transactions contemplated by the Merger Agreement of up to $400,000, payable by Vallon to GRI and the circumstances when such fees may be payable, were reasonable;
◦the ability to obtain a Nasdaq listing and the change of the combined company’s name to “GRI Bio, Inc.” upon the closing of the Merger;
◦the support agreements, pursuant to which certain directors, officers and stockholders of GRI and Vallon, respectively, have agreed, solely in their capacity as stockholders of GRI and Vallon,

respectively, to vote all of their shares of GRI capital stock or Vallon Common Stock in favor of the adoption or approval, respectively, of the Merger Agreement; and
◦the determination of the GRI Board that the Merger Agreement, the related documents and agreements, and the other transactions, including the Merger, and are fair to, advisable and in the best interests of GRI and its stockholders.
The GRI Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:
•the risk that the Merger might not be completed in a timely manner, or at all;
•the potential adverse effect of the public announcement of the Merger or delay or failure to complete the Merger on the reputation of GRI and the ability of GRI to obtain financing in the future;
•the termination fee of $2.0 million, and/or expense reimbursements of up to $400,000, payable by GRI to Vallon upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing a competing transaction that may be more advantageous to GRI’s stockholders;
•the potential reduction of Vallon’s net cash prior to the closing of the Merger;
•the expenses to be incurred in connection with the Merger and related administrative challenges associated with combining the companies;
•the possibility that Vallon could under certain circumstances consider unsolicited acquisition proposals if superior to the Merger;
•the fact that certain of the representations and warranties in the Merger Agreement do not survive the closing of the Merger and the potential risk of liabilities that may arise post-closing;
•the additional public company expenses and obligations that GRI’s business will be subject to following the Merger to which it has not previously been subject; and
•various other risks associated with the company and the Merger, including the risks described in the section entitled “Risk Factors” of this proxy statement/prospectus/information statement.
The GRI Board weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the GRI Board approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Merger.
Opinion of Vallon’s Financial Advisor
As stated above, pursuant to an engagement letter dated April 19, 2022, Vallon retained Ladenburg to act as a financial advisor in connection with the Merger and to render an opinion to the Vallon Board as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of Vallon Common Stock. On December 13, 2022, at the request of the Vallon Board, Ladenburg rendered its oral opinion to the Vallon Board, subsequently confirmed in writing in the Initial Opinion, that as of the date of such Initial Opinion and based upon the various assumptions, qualifications and limitations set forth therein, the Exchange Ratio (assumed, at the time, to be 0.6819) was fair, from a financial point of view, to the holders of Vallon Common Stock.
Recognizing that the post-Closing ownership split was subject to change after the date of the Initial Opinion based upon the future share price of Vallon’s Common Stock, it was contemplated that if there was a material change to the post-Closing ownership split and the Exchange Ratio, including a change resulting from the Nasdaq Adjustment set forth in the Merger Agreement, Ladenburg would deliver a new opinion at that later point in time. The Vallon Board agreed to this approach given that it had the assurance from Ladenburg that it would receive a second fairness opinion, as needed, reflecting an updated post-Closing ownership split and the new Exchange Ratio. In light of the recent trading performance of Vallon’s Common Stock that has approximated a closing price of $0.30 as reported by Nasdaq during the period of January 20, 2023 to January 26, 2023, following the announcement of the Merger, the Vallon Board requested that Ladenburg provide a new fairness opinion that reflected the minimum assumed Vallon Base Equity Value of $5.0 million that could result from full application of the Nasdaq Adjustment pursuant to the terms of the Merger Agreement and that as of the date of such Opinion, and based upon the various assumptions, qualifications and limitations set forth therein, the Exchange Ratio (assumed, at the time, to be 5.0629) was fair, from a financial point of view, to the holders of Vallon Common Stock. This Opinion was delivered on January 26, 2023 to the Vallon Board.
The full text of the Opinion is attached as Annex H to this proxy statement/prospectus/information statement and is incorporated by reference. Vallon encourages its stockholders to read the Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Ladenburg. The summary of the Opinion set forth herein is qualified by reference to the full text of the Opinion. The Opinion is not a recommendation to the Vallon Board of whether or not to approve the Merger or to any holder of Vallon Common Stock as to how to vote with respect to the proposed Merger or to take any other action in connection with the Merger or otherwise.
In connection with the Opinion, Ladenburg took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:
•Reviewed the Merger Agreement;
•Reviewed and analyzed certain publicly available financial and other information for each of Vallon and GRI, respectively, including equity research on comparable companies and on Vallon, and certain other relevant financial and operating data furnished to it by the management of each of Vallon and GRI, respectively;
•Reviewed and analyzed certain relevant historical financial and operating data concerning GRI furnished to it by the management of GRI;
•Discussed with certain members of the management of Vallon the historical and current business operations, financial condition and prospects of Vallon and GRI;
•Reviewed and analyzed certain operating results of GRI as compared to operating results and the reported price and trading histories of certain publicly traded companies that Ladenburg deemed relevant;
•Reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected business combinations that it deemed relevant;
•Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Ladenburg deemed relevant;
•Reviewed certain pro forma financial effects of the Merger;
•Reviewed and analyzed certain internal financial analyses, projections as to cost and expenses, reports, preliminary internal market opportunity assumptions and other information concerning GRI prepared by GRI, which were further revised by Vallon and utilized per the instruction of Vallon; and
•Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Ladenburg deemed relevant for the purposes of its Opinion.
In conducting its review and arriving at its Opinion, Ladenburg has, with Vallon’s consent, assumed and relied, without independent verification or investigation, upon the accuracy and completeness of all financial and other information provided to or discussed with Ladenburg by Vallon and GRI, respectively (or their respective employees, representatives or affiliates), or which is publicly available or was otherwise reviewed by Ladenburg. Ladenburg has not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Ladenburg has relied upon, without independent verification, the assessment of Vallon management and GRI management as to the viability of, and risks associated with, the current and future products and services of GRI (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, Ladenburg has not conducted, nor has Ladenburg assumed any obligation to conduct, any physical inspection of the properties or facilities of Vallon or GRI. Ladenburg has, with your consent, relied upon the assumption that all information provided to Ladenburg by Vallon and GRI is accurate and complete in all material respects.
Ladenburg expressly disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting it’s Opinion of which Ladenburg become aware after the date hereof. Ladenburg has assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Vallon or GRI since the date of the last financial statements made available to Ladenburg. Ladenburg has not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Vallon or GRI, nor has Ladenburg been furnished with such materials. In addition, Ladenburg has not evaluated the solvency or fair value of Vallon or GRI under any state or federal laws relating to bankruptcy, insolvency or similar matters. The Opinion does not address any legal, tax or accounting matters related to the Merger, as to which Ladenburg has assumed that Vallon and Vallon’s Board have received such advice from legal, regulatory, tax and accounting advisors as each has determined appropriate. The Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view, to the holders of Vallon Common Stock. Ladenburg expresses no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. The Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by Ladenburg on the date hereof. It should be understood that although subsequent developments may affect The Opinion, Ladenburg does not have any obligation to update, revise or reaffirm our Opinion and Ladenburg expressly disclaims any responsibility to do so.
Ladenburg did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board (“FASB”), or any similar foreign regulatory body or board. For purposes of rendering its Opinion Ladenburg assumed in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the standards of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger would be satisfied without waiver or amendment of any term or condition thereof. Ladenburg also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement or otherwise required for the transactions contemplated thereby would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on Vallon, GRI or the contemplated benefits of the Merger. Ladenburg assumed that the Merger would be consummated in a manner that complied with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. Ladenburg noted that the Vallon Board had informed it, and it had assumed, that the Merger was intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.
Ladenburg’s Opinion was intended for the benefit and use of the Vallon Board in its consideration of the financial terms of the Merger and, except as set forth in Ladenburg’s engagement letter with Vallon, dated as of April 19, 2022 (the “Engagement Letter”), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Ladenburg’s prior written consent, unless pursuant to applicable law or regulations or required by other regulatory authority by the order or ruling of a court or administrative body, except that the Opinion may be included in its entirety in any filing related to the Merger to be filed with the Securities and Exchange Commission and the proxy statement to be mailed to the holders of Vallon Common Stock.

Ladenburg’s Opinion does not constitute a recommendation to the Vallon Board of whether or not to approve the Merger or to any holder of Vallon Common Stock or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. The Opinion does not address Vallon’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to Vallon. Ladenburg expressed no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Vallon, will trade at any time, including following the announcement or consummation of the Merger. Ladenburg was not requested to opine as to, and the Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be received by the holders of Vallon Common Stock in connection with the Merger or with respect to the fairness of any such compensation. The issuance of the Opinion was approved by a fairness opinion committee of Ladenburg.
Principal Financial Analyses
The following is a summary of the principal financial analyses performed by Ladenburg to arrive at its Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Ladenburg performed certain procedures, including each of the financial analyses described below and reviewed with the Vallon Board the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Vallon and GRI.
Transaction Overview as of the Date of the Opinion
The Board of Directors has requested Ladenburg’s opinion as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio to the holders of Vallon Common Stock. For the purposes of Ladenburg’s Opinion, the Board of Directors has instructed Ladenburg to assume that the Vallon Valuation is $5 million. Based on this assumption, following the consummation of the Merger, the holders of Company Outstanding Shares immediately prior to the Merger are expected to own approximately 96.7% of the fully-diluted shares of Vallon Common Stock outstanding immediately following the Merger and the holders of Vallon Outstanding Shares immediately prior to the Merger are expected to own approximately 3.3% of the aggregate number of outstanding shares of Vallon Common Stock immediately after the Closing, in each case as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Equity Financing and to the issuance of the Series A-1, A-2, and T Warrants.
Implied GRI Valuation
Ladenburg derived an implied valuation for GRI by adding the $15.6 million Company Financing (including the original issue discount from the bridge note as negotiated in the transaction) to the negotiated GRI equity value of $70.0 million for a total GRI valuation of $85.6 million.
Analysis of Selected Publicly Traded Companies
Based on its experience and professional judgment and using financial screening sources and databases to find companies that share similar business characteristics to GRI within the biopharmaceutical industry, Ladenburg selected financial data of 20 publicly traded companies (referred to as the “Selected Publicly Traded Companies”). Each of the Selected Publicly Traded Companies had a lead candidate in the Phase 2 stage of clinical development and focused on the inflammation / fibrosis / autoimmune space. Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to GRI. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on January 25, 2023. The Selected Publicly Traded Companies were:
•89bio, Inc.
•Alpine Immune Sciences, Inc.
•AnaptysBio, Inc.
•Applied Molecular Transport Inc.
•ASLAN Pharmaceuticals Limited
•Chemomab Therapeutics Ltd.
•Enlivex Therapeutics Ltd.
•Evelo Biosciences, Inc.
•First Wave BioPharma, Inc.
•Galecto, Inc.
•Kezar Life Sciences, Inc.
•Morphic Holding, Inc.
•Pliant Therapeutics, Inc.
•Prometheus Biosciences, Inc.
•PureTech Health plc
•Ventyx Biosciences, Inc.
•Vicore Pharma Holding
•Viking Therapeutics, Inc.
•Viridian Therapeutics, Inc.
•vTv Therapeutics Inc.
The Selected Publicly Traded Companies had implied total enterprise values between negative $19.5 million and $5.3 billion. Ladenburg derived a median implied total enterprise value of $161.6 million for the Selected Publicly Traded Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total equity values for GRI (by adding an estimated $14.8 million in proceeds at closing inclusive of the Altium Concurrent Investment Amount and the Bridge Loan Cash Amount), which was $41.8 million to $673.0 million. This compares to GRI’s implied equity value as per the Merger

Agreement of approximately $85.6 million (inclusive of the Altium Concurrent Investment Amount and Bridge Loan Principal Amount).

Company Name	Enterprise Value ($M)
Prometheus Biosciences, Inc.	$5,306.1
Ventyx Biosciences, Inc..	1,640.1
Pliant Therapeutics, Inc.	1,634.7
Viridian Therapeutics, Inc.	1,078.3
Morphic Holding, Inc.	853.8
PureTech Health plc	593.0
Viking Therapeutics, Inc.	500.8
89bio, Inc.	389.3
AnaptysBio, Inc.	284.8
Kezar Life Sciences, Inc.	188.7
Alpine Immune Sciences, Inc.	134.5
Vicore Pharma Holding	130.0
Evelo Biosciences, Inc.	106.4
vTv Therapeutics Inc.	66.2
Enlivex Therapeutics Ltd.	29.4
ASLAN Pharmaceuticals Limited	20.0
First Wave Biopharma, Inc.	(5.4)
Applied Molecular Transport Inc.	(15.7)
Galecto, Inc.	(16.3)
Chemomab Therapeutics Ltd.	(19.5)
Analysis of Selected Initial Public Offering Transactions
Ladenburg reviewed certain publicly available information for the IPOs of 9 biopharmaceutical companies focused on inflammation / fibrosis / autoimmune diseases which have completed an IPO since January 2018 and whose lead product at the time of IPO was in a Phase 2 stage of clinical development. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to GRI. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. These companies, which are referred to as the “Selected Precedent IPO Companies,” were:
•Connect Biopharma Holdings Limited
•Dermata Therapeutics, Inc.
•Equillium, Inc.
•Galecto, Inc.
•Kezar Life Sciences, Inc.
•Kiniksa Pharmaceuticals, Ltd.
•Menlo Therapeutics Inc.
•Pliant Therapeutics, Inc.

•Sol-Gel Technologies Ltd
The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents at the time of its IPO. The Selected Precedent IPO Companies had total enterprise values between $40.0 million and $889.1 million. Ladenburg derived a median total enterprise value of $189.2 million for the Selected Precedent IPO Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total equity values for GRI (by adding an estimated $14.8 million in proceeds at closing inclusive of the Altium Concurrent Investment Amount and the Bridge Loan Cash Amount), which was $195.0 million to $264.7 million. This compares to GRI’s implied equity value as per the Merger Agreement of approximately $85.6 million (inclusive of the Altium Concurrent Investment Amount and Bridge Loan Principal Amount).
Selected Precedent IPO Companies

Filing Date	Issuer	Enterprise Value ($M)
8/13/2021	Dermata Therapeutics, Inc.	$40.0
3/19/2021	Connect Biopharma Holdings Limited	889.1
10/28/2020	Galecto, Inc.	189.2
6/2/2020	Pliant Therapeutics, Inc.	240.2
10/11/2018	Equillium, Inc.	249.9
6/20/2018	Kezar Life Sciences, Inc.	141.5
5/23/2018	Kiniksa Pharmaceuticals, Ltd.	498.2
2/1/2018	Sol-Gel Technologies Ltd	185.9
1/24/2018	Menlo Therapeutics Inc.	180.2
Analysis of Selected Precedent M&A Transactions
Ladenburg reviewed the financial terms, to the extent the information was publicly available, of the 11 most recent qualifying merger transactions of companies in the biopharmaceutical industry, which had a lead candidate in the Phase 2 stage of clinical development and focused on the inflammation / fibrosis / autoimmune space (referred to as the “Selected Precedent M&A Transactions”). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to GRI. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such companies and GRI to which they are being compared. Ladenburg reviewed the total enterprise values of the target companies (including downstream milestone payments). These transactions, including the date each was closed, were as follows below.
The Selected Precedent M&A Transactions had total implied enterprise values between $22.0 million and $723.6 million. Ladenburg derived a median total enterprise value of $325.0 million for the Selected Precedent M&A Transactions. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total enterprise values for GRI (by adding an estimated $14.8 million in proceeds at closing inclusive of the Altium Concurrent Investment Amount and the Bridge Loan Cash Amount), which was $134.8 million to $417.3 million. This compares to GRI’s implied equity value as per the Merger Agreement of approximately $85.6 million (inclusive of the Altium Concurrent Investment Amount and Bridge Loan Principal Amount).

Selected Precedent M&A Transactions

Closed Date	Target	Acquirer	Implied Enterprise Value ($M)
9/20/2022	MiroBio	Gilead Sciences, Inc.	$405.0
9/13/2021	First Wave BioPharma, Inc.	AzurRx BioPharma, Inc.	22.0
2/13/2020	Promedior, Inc.	Roche Holding AG	390.0
10/24/2018	Bonti, Inc.	Allergan plc	195.0
1/20/2017	Ziarco Group Limited	Novartis AG	325.0
12/6/2016	Creabilis SA	Sienna Biopharmaceuticals, Inc.	150.0
11/1/2016	Tobira Therapeutics, Inc.	Allergan plc	723.6
10/25/2016	Vitae Pharmaceuticals, Inc.	Allergan plc	528.2
5/17/2016	Nimbus Apollo, Inc.	Gilead Sciences, Inc.	400.0
4/21/2016	Topokine Therapeutics, Inc.	Allergan plc	85.0
1/6/2016	Anterios, Inc.	Allergan plc	90.0
Discounted Cash Flow Analysis
Ladenburg estimated a range of total enterprise values for GRI based upon the present value of GRI’s estimated after-tax unlevered free cash flows. In order to estimate the after-tax unlevered free cash flows of GRI, Ladenburg reviewed and analyzed the revenue and expense projections for GRI as prepared by the management of GRI in late September 2022, which were then reviewed and further revised by Vallon management team. These projections were modified by Vallon in mid-October 2022 after reviewing and modifying certain assumptions and projections that GRI had provided to Vallon in order for the Vallon management to be comfortable with a forecast to support a discounted cash flow analysis. The projections, as modified by the Vallon management team in mid-October 2022, still reflect the Vallon management team’s current views on the future performance of GRI. These projections were built on certain assumptions, including that timing of approval of GRI-0621 and GRI-0803 would be 2029 and 2033, respectively, that commercial availability would be in the same year as approval, that peak market share would be less than 20% for each product after considering the competitive landscape, that market growth would be equal to the rate of population growth, and the assumptions discussed below.
Vallon provided certain assumptions that supported the market opportunity including market penetration data and launch years for GRI-0621 and GRI-0803. Only the US and European markets were considered in the financial analysis or projections by Vallon. GRI’s remaining programs GRI-0729 and GRI-0124 were excluded from the financial analysis or projections based on the expected development plans of the combined company. The yearly revenue assumptions were derived by Vallon based on their assumptions regarding the potential market for GRI-0621 and GRI-0803, an analysis of the competitive landscape and data from various databases. After arriving at a set of projections, Vallon further adjusted downward the revenue assumptions in the years 2029 to 2038 by 17.5% to account for the probability of success given the clinical phase of development of Vallon’s products. This adjustment was determined by analyzing the “Estimation of clinical trial success rates and related parameters” white paper published by the Biotechnology Innovation Organization (“BIO”) for the likelihood of a Phase II auto-immune company to reach FDA approval. The decision to prepare projections until 2038 was based on management’s assessment that such time period would represent the first ten years of revenue generation and its assessment that such ten year revenue forecast was reasonable time period for forecasting pre-commercial products at their current stage of development. There are many risks associated with such long term forecasts including uncertainties related to the timing of completion of clinical development, timing of regulatory approvals, future market growth, market penetration, and the timing and impact of future competition. Vallon also applied a rate of 17.5% to reflect a probability adjustment to expenses, which consisted of: cost of goods sold, research and development costs, general, administrative and selling expenses and then subtracted all the risk-adjusted expenses in the projection period from risk-adjusted revenue. Vallon assumed a 28.0% corporate tax rate when calculating unlevered free cash flow.

In performing its discounted cash flow analysis, Ladenburg utilized discount rates ranging from 16.8% to 21.8%, which were selected based on the capital asset pricing model and the estimated weighted average cost of capital of the Selected Publicly Traded Companies, which was approximately 19.3%. This discounted cash flow analysis assumed that GRI will have no terminal value after 2038, does not take into account GRI’s available net operating losses, if any, and assigns no value to revenues beyond 2038.
Using a range of discount rates of 16.8% to 21.8%, Ladenburg then calculated a range of implied total equity values for GRI (by adding an estimated $14.8 million in proceeds at closing inclusive of the Altium Concurrent Investment Amount and the Bridge Loan Cash Amount), which was $72.5 million to $146.0 million. This compares to GRI’s implied equity value as per the Merger Agreement of approximately $85.6 million (inclusive of the Altium Concurrent Investment Amount and Bridge Loan Principal Amount).
The following table presents a summary of the Vallon-prepared GRI financial projections that were made available to Ladenburg and the Vallon Board.
Neither Vallon nor GRI, as a matter of course, publicly discloses forecasts, internal projections as to future performance, revenues, earnings or other results of operations due to the inherent unpredictability and subjectivity of underlying assumptions and projections.
GRI's future financial results may materially differ from those expressed in the projections due to factors that are beyond GRI's ability to control or predict. GRI cannot make any assurances that the projections will be realized or that GRI's future financial results will not materially vary from the projections.
The projections were prepared for internal use, and were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither GRI nor GRI's or Vallon's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance with respect thereto or the achievability of the results reflected in such projections, and none of the foregoing assumes any responsibility for such information.
The projections included below are not being included herein to influence Vallon's stockholders' decision whether to vote in favor of any proposal contained in this proxy statement/prospectus/information statement. In light of the foregoing factors and the uncertainties inherent in the projections, stockholders are cautioned not to place undue reliance on the projections included in this proxy statement/prospectus/information statement.

Years	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Revenue	—	—	—	—	—	—	$451.20	$902.40	$1,353.60	$1,804.90	$2,562.20	$3,319.60	$4,077.00	$771.40	$407.70	$407.70
COGS and R&D	(5.90)	(11.10)	(21.80)	(21.80)	(31.80)	(90.60)	$(275.20)	$(310.50)	$(350.80)	$(441.10)	$(722.60)	$(819.00)	$(773.20)	$(218.80)	$(49.00)	$(49.00)
SG&A	(6.60)	(6.80)	(8.40)	(8.70)	(9.50)	(9.90)	$(10.20)	$(10.20)	$(10.90)	$(11.30)	$(11.60)	$(12.00)	$(12.40)	$(12.80)	$(13.20)	$(13.60)
Net Cash Flows from Operations	$(12.50)	$(17.90)	$(30.10)	$30.40	$(41.30)	$(100.40)	$165.80	$581.40	$991.90	$1,352.50	$1,828.00	$2,488.60	$3,291.40	$539.80	$345.50	$345.10
Unlevered Free Cash Flow	$(12.50)	$(17.90)	$(30.10)	$30.40	$(41.30)	$(100.40)	$119.40	$418.60	$714.20	$973.80	$1,316.20	$1,791.80	$2,369.80	$388.60	$248.80	$248.50
Risk Adjusted Unlevered Free Cash Flow	$(12.50)	$(17.90)	$(30.10)	$30.40	$(41.30)	$(100.40)	$20.30	$71.20	$121.40	$165.60	$223.70	$304.60	$402.90	$66.10	$42.30	$42.20
The summary set forth above does not purport to be a complete description of all the analyses performed by Ladenburg. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Ladenburg did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Ladenburg believes, and advised the Vallon Board, that its analyses must be considered as a whole. Selecting portions of its analyses and the factors considered by it without considering all analyses and factors could create an incomplete view of the process underlying its Opinion. In performing its analyses, Ladenburg made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Vallon and GRI. These analyses performed by Ladenburg are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Vallon, GRI, Ladenburg or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Ladenburg and its Opinion were among several factors taken into consideration by the Vallon Board in making its decision to enter into the merger agreement and should not be considered as determinative of such decision.
Ladenburg was selected by the Vallon Board to render an opinion to the Vallon Board because Ladenburg is a nationally recognized investment banking firm and because, as part of its investment banking business, Ladenburg is regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Ladenburg or certain of its affiliates, as well as investment funds in which it or its affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Vallon, GRI or any other party that may be involved in the Merger and/or their respective affiliates may trade the equity securities of Vallon for its own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date hereof, Ladenburg received $714,707.20 in fees, which consist of $250,000 in connection with the delivery of Ladenburg’s Initial Opinion, a non-creditable $150,000 upfront retainer in connection with the Merger (the “Upfront Retainer”) and $314,707.20 paid to us as in connection with Vallon’s May 2022 registered direct offering. In the two years preceding the date hereof, Ladenburg has not had a relationship with GRI and has not received any fees from GRI. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to Vallon and GRI and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.
Pursuant to the engagement letter between Ladenburg and Vallon as of the time the Merger Agreement was approved, if the Merger is consummated, Ladenburg will be entitled to receive a transaction fee of $1,100,000 payable in cash at the closing of the transaction. Vallon has also paid Ladenburg an upfront retainer of $150,000 and an opinion fee of $250,000 upon delivery of its Initial Opinion. Ladenburg will receive an additional $100,000 for rendering the subsequent Opinion. Additionally, Vallon has agreed to reimburse Ladenburg for its out-of-pocket expenses and has agreed to indemnify Ladenburg against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Ladenburg, which are customary in transactions of this nature, were negotiated at arm’s length between Vallon and Ladenburg, and the Vallon Board was aware of the arrangement, including the fact that a portion of the fee payable to Ladenburg is contingent upon the completion of the Merger.
Interests of the Vallon Directors and Executive Officers in the Merger
In considering the recommendation of the Vallon Board with respect to the approval of the issuance of shares of Vallon Common Stock as contemplated by the Merger Agreement and the other matters to be acted upon by the Vallon stockholders at the Vallon virtual special meeting, the Vallon stockholders should be aware that certain members of the Vallon Board and current and former executive officers of Vallon have interests in the Merger that may be different from, or in addition to, the interests of the Vallon stockholders. These interests relate to or arise from the matters described below. The Vallon Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that the Vallon stockholders approve the Vallon stockholder proposals as contemplated by this proxy statement/prospectus/information statement.
Pursuant to the terms of the Merger Agreement, David Baker, who is currently a director of Vallon, will continue as a director of the combined company after the Closing and will be eligible to receive compensation as a non-employee director. It is anticipated that Leanne Kelly, Vallon’s current Chief Financial Officer, will be the Chief Financial Officer of the combined company after the Closing. Although the terms of Ms. Kelly’s employment have not yet been determined, it is anticipated that she will be entitled to compensation consisting of an annual salary and a bonus opportunity and, in the future, Ms. Kelly could receive any additional cash compensation, stock options, stock awards, or other benefits that the combined company’s board of directors determines to pay to Ms. Kelly.
Pursuant to his employment agreement with Vallon, if Mr. Baker’s employment were terminated by Vallon without cause or terminated by Mr. Baker for good reason, in either case withing the one-year period following the Merger, then Mr. Baker would be entitled to the following severance benefits:
(i)continued base salary for a period of 18 months, plus a lump sum payment equal to 150% of his target bonus, without proration, for the fiscal year of termination;
(ii)subsidized premiums for Continuation of Health Coverage (“COBRA”) continuation coverage for a period of 18 months (or such earlier date that he obtains alternative coverage); and
(iii)accelerated vesting of all outstanding stock-based awards held by the executive as of the date of termination, with any performance awards deemed satisfied at the “target” performance level, and any stock options remaining outstanding for their full term.
Pursuant to her employment agreement with Vallon, if Ms. Kelly’s employment were terminated by Vallon without cause or terminated by Ms. Kelly for good reason, in either case within the one-year period following the Merger, then Ms. Kelly would be entitled to the following severance benefits:
(i)continued base salary for a period of 12 months, plus a lump sum payment equal to 100% of her target bonus, without proration, for the fiscal year of termination
(ii)subsidized premiums for COBRA continuation coverage for a period of 12 months (or such earlier date that she obtains alternative coverage); and
(iii)accelerated vesting of all outstanding stock-based awards held by the executive as of the date of termination, with any performance awards deemed satisfied at the “target” performance level, and any stock options remaining outstanding for their full term.
Each of Mr. Baker, Ms. Kelly, and Ms. Thorell are entitled to a transaction bonus equal to $75,000, $75,000, and $28,517, respectively, which shall be payable in cash (without interest) upon the closing of the Merger, provided that he or she continues to be employed or otherwise provide services to Vallon until the closing of the Merger. If the Merger does not occur by March 15, 2023, then the transaction bonus shall be forfeited.
As of January 15, 2023, Vallon’s named executive officers and directors collectively owned unvested Vallon stock options covering 310,375 shares of Vallon Common Stock and vested Vallon stock options covering 253,240 shares of Vallon Common Stock. In connection with the Merger, and pursuant to the terms of the Merger Agreement, all outstanding, unvested, and unexercised options to purchase shares of Vallon Common Stock will be canceled and have no further force and effect. All outstanding, vested, and unexercised options to purchase shares of Vallon Common Stock will remain effective and outstanding.
Board Matters
Pursuant to the terms of the Merger Agreement, David Baker, who is currently a director of Vallon, will continue as a director of the combined company after the Closing and will be eligible to receive compensation as a non-employee director.
Golden Parachute Compensation
The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Vallon’s named executive officers that is based on or otherwise relates to the Merger, assuming that the Merger was consummated on ____, 2023 and that the named executive officer’s employment was terminated by Vallon without cause or the named executive officer resigned for good reason on the same day. Named executive officers who are no longer employed by Vallon have been excluded from the table below. In this regard, on April 19, 2022, Ms. Toren’s position was eliminated, and she is not entitled to any payments in connection with the Merger.
The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by the named executive officers may materially differ from the amounts set forth below. The calculation in the table below does not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the named executive officers and are available generally to all of Vallon’s salaried employees.

Name	Cash ($)(1)	Equity ($) (2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
David Baker	$1,062,495	—	—	—	—	—	$1,062,495
Leanne Kelly	$468,452	—	—	—	—	—	$468,452
__________________
(1)The figures reported in this column reflect (i) the estimated value of “double trigger” severance benefits payable to the named executive officer if his or her employment with Vallon is terminated without “cause” or the named executive officer terminates his or her employment for “good reason”, in each case within one year following the Merger, which is $987,495 for Mr. Baker and $393,452 for Ms. Kelly, and (ii) the “single trigger” transaction bonus of $75,000 payable to each of Mr. Baker and Ms. Kelly upon closing of the Merger. These arrangements are described in more detail above in the section entitled “Interests of the Vallon Directors and Executive Officers in the Merger.”
(2)In connection with the Merger, and pursuant to the terms of the Merger Agreement, all outstanding, unvested, and unexercised options to purchase shares of Vallon Common Stock held by the named executive officers will be canceled and have no further force and effect. All outstanding, vested, and unexercised options to purchase shares of Vallon Common Stock held by the named executive officers will remain effective and outstanding. Vesting of the Vallon stock options will not be accelerated and the options will not be cashed-out.
Ownership Interests
As of January 15, 2023, Vallon’s named executive officers and directors beneficially owned, in the aggregate, less than 20% of the shares of Vallon Common Stock. Approval of Proposal Nos. 2 and 3 requires the affirmative vote of holders of a majority of Vallon Common Stock having voting power outstanding on the record date for the Vallon virtual special meeting. Approval of Proposal Nos. 1, 4, and 5 requires the affirmative vote of a majority of the votes cast, either affirmatively or negatively, on the proposal at the Vallon virtual special meeting. Certain Vallon officers and directors, and their affiliates, have also entered into support agreements in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger” of this proxy statement/prospectus/information statement.
Indemnification and Insurance
For a discussion of the indemnification and insurance provisions related to the Vallon directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement — Additional Agreements.”
Interests of the GRI Directors and Executive Officers in the Merger
In considering the recommendation of the GRI Board with respect to approving the Merger, GRI stockholders should be aware that certain members of the GRI Board and executive officers of GRI have interests in the Merger that may be different from, or in addition to, interests they have as GRI stockholders. These interests include, among other things:
•In connection with the Merger, the executive officers of GRI expect to enter into new employment agreements.
•GRI expects to pay W. Marc Hertz, Ph.D. and Sean Edwards cash bonuses in connection with the closing of the Merger, as more fully detailed in the section of this proxy statement/prospectus/information statement entitled “Executive Officer and Director Compensation of GRI.”

•As of January 15, 2023, GRI’s executive officers and directors beneficially owned 62.39% of the shares of GRI Common Stock, which will be converted into shares of Vallon Common Stock and equity awards for Vallon Common Stock pursuant to the Merger, excluding shares held in escrow for the benefit of the Investor that may be released to GRI stockholders to the extent available after the final Reset Date as described in more detail in the section titled “Principal Stockholders of GRI” of this proxy statement/prospectus/information statement.
•Certain of GRI’s directors and executive officers hold options to purchase shares of GRI Common Stock that will be converted into and become options to purchase shares of Vallon Common Stock pursuant to the Merger.
•Certain of GRI’s directors and executive officers are expected to become directors and executive officers of the combined company upon the Closing, and all of GRI’s directors and executive officers are entitled to certain indemnification and liability insurance coverage as described in the section of this proxy state/prospectus/information statement entitled “Management Following the Merger — Director and Officer Liability and Indemnification.”
In addition, certain key stockholders of GRI, have already agreed to vote their shares in favor of the Merger pursuant to the support agreements. As of December 13, 2022, the directors and executive officers of GRI, owned approximately 59.4% of the outstanding shares of GRI Common Stock.
Management Following the Merger
Executive Officers of the Combined Company Following the Merger
Immediately following the Merger, the executive management team of the combined company is expected to be comprised of the following individuals with such additional officers as may be added by GRI or the combined company:

Name	Position
W. Marc Hertz, Ph.D.	President, Chief Executive Officer, and Director (Principal Executive Officer)
Leanne Kelly	Chief Financial Officer (Principal Financial and Accounting Officer)
Vipin Kumar Chaturvedi, Ph.D.	Chief Scientific Officer
Albert Agro, Ph.D.	Chief Medical Officer
Board of Directors
Directors of the Combined Company Following the Merger
At the Effective Time, the combined company is expected to initially have a five-member board of directors, comprised of (a) W. Marc Hertz, Ph.D. and David Szekeres, each as a GRI designee, (b) two additional individuals to be selected by GRI prior to the Closing of the Merger, and (c) David Baker, as Vallon’s designee, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.
The board of directors of the combined company will have an audit committee, a compensation committee, and a nominating and corporate governance committee, in accordance with the Nasdaq rules. All of Vallon’s current directors, other than David Baker, are expected to resign from their positions as directors of Vallon, effective as of the Effective Time.
Merger Consideration and Exchange Ratio
For a discussion of the merger consideration and the Exchange Ratio, please see the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” of this proxy statement/prospectus/information statement.

Treatment of Vallon Stock Options and Restricted Stock Units
Under the terms of the Merger Agreement, the Vallon Board shall adopt appropriate resolutions to provide that (i) all outstanding, unvested, and unexercised options to purchase shares of Vallon Common Stock will be canceled and have no further force and effect and all outstanding, vested, and unexercised options to purchase shares of Vallon Common Stock will remain effective and outstanding, and (ii) all outstanding and unvested Vallon restricted stock units will be accelerated and all outstanding unsettled restricted stock units will be settled in cash prior to the closing of the Merger.
Treatment of GRI Stock Options and Restricted Stock Awards
Under the terms of the Merger Agreement, each option to purchase shares of GRI Common Stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, without any action on the part of the holder thereof, will be converted into an option to purchase shares of Vallon Common Stock. Vallon shall assume the GRI Bio, Inc. 2015 Equity Incentive Plan and all rights with respect to each outstanding option to purchase GRI common stock in accordance with its terms and the terms of the stock option agreement by which such option is evidenced.
Accordingly, from and after the Effective Time: (i) each outstanding GRI stock option assumed by Vallon may be exercised solely for shares of Vallon Common Stock; (ii) the number of shares of Vallon Common Stock subject to each outstanding GRI stock option assumed by Vallon will be determined by multiplying (A) the number of shares of GRI Common Stock that were subject to such GRI stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Vallon Common Stock; (iii) the per share exercise price for the Vallon Common Stock issuable upon exercise of each GRI stock option assumed by Vallon will be determined by dividing (A) the per share exercise price of GRI Common Stock subject to such GRI stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any GRI stock option assumed by Vallon will continue in full force and effect and the term, exercisability, vesting schedule and any other provisions of such GRI stock option will otherwise remain unchanged; provided, however, that the board of directors of the surviving corporation or a committee thereof shall succeed to the authority and responsibility, if any, of the GRI board of directors or any committee thereof with respect to each GRI stock option assumed by Vallon.
At the Effective Time, all rights with respect to GRI Restricted Stock Awards will be assumed by Vallon and converted into Vallon Restricted Stock Awards with (i) the number of shares subject to each warrant multiplied by the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Vallon common stock. The term, exercisability, vesting schedule and other provisions of the GRI Restricted Stock Awards shall otherwise remain unchanged.
Treatment of GRI Warrants
Upon the effectiveness of the Merger, all GRI warrants outstanding immediately prior to the Merger (other than the Bridge Warrants) will be assumed by Vallon and become exercisable (i) for a number of shares of Vallon Common Stock equal to the number of shares of GRI Common Stock subject to such warrant immediately prior to the effectiveness of the Merger multiplied by the Exchange Ratio (rounding down to the nearest whole share) and (ii) at an exercise price per share of Vallon Common Stock equal to the exercise price per share of GRI Common Stock applicable immediately prior to the effectiveness of the Merger divided by the Exchange Ratio (rounding up to the nearest whole cent). Any restriction on the exercise of any of such GRI warrants assumed by Vallon shall continue in full force and effect in accordance with its terms.
Merger Expenses
Except as otherwise expressly provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that each party will pay for 50% all fees and expenses paid to (i) a proxy solicitor, filing agent, and/or printer, (ii) the exchange agent and transfer agent, (iii) the SEC in connection with filing this proxy statement/

prospectus/information statement, and any amendments and supplements hereto, with the SEC, (iv) the Nasdaq fees associated with the Nasdaq listing application, and (v) fees associated with the preparation of pro forma financial statements.
Effective Time of the Merger
The Merger will be completed as promptly as practicable (but no later than the second business day) after all of the conditions to completion of the Merger are satisfied or waived, including the approval of the stockholders of Vallon and GRI, unless earlier terminated in accordance with the terms of the Merger Agreement. For more information on termination rights, see the section entitled “The Merger Agreement — Termination and Termination Fees” of this proxy statement/prospectus/information statement. The Merger is anticipated to occur after the Vallon virtual special meeting. Vallon and GRI cannot predict the exact timing of the completion of the Merger because it is subject to various conditions.
Regulatory Approvals
In the United States, Vallon must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Vallon Common Stock to GRI’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus/information statement with the SEC. Vallon does not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.
Material U.S. Federal Income Tax Consequences of the Merger
The following discussion represents the opinion of Mintz, counsel to GRI, with respect to the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of GRI Common Stock upon the exchange of their GRI Common Stock for Vallon Common Stock upon the consummation of the Merger, assuming that the Merger is consummated in the manner described in the Merger Agreement and in this proxy statement/prospectus/information statement. This summary is based upon current provisions of the Code, existing Treasury regulations, judicial decisions, and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to Vallon, GRI, or the GRI stockholders as described in this summary.
This discussion applies only to GRI stockholders who hold their GRI Common Stock as a “capital asset” within the meaning of Section 1221 of the Code, and does not address all U.S. federal income tax consequences relevant to a GRI stockholder. In addition, it does not address U.S. federal income tax consequences relevant to GRI stockholders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation to GRI stockholders that are:
•brokers, dealers or traders in securities; banks; insurance companies; other financial institutions; mutual funds;
•real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;
•pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);
•persons who are not U.S. holders (as defined below);
•stockholders who are subject to the alternative minimum tax provisions of the Code;
•persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction;
•persons that have a functional currency other than the U.S. dollar;

•traders in securities who elect to apply a mark-to-market method of accounting;
•persons who hold shares of GRI Common Stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;
•persons who elect to apply the provisions of Section 1400Z-2 to any gains realized in the Merger;
•persons who acquired their shares of stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to GRI Common Stock being taken into account in an “applicable financial statement” (as defined in the Code);
•persons deemed to sell GRI Common Stock under the constructive sale provisions of the Code;
•persons who acquired their shares of stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments;
•persons who acquired their shares of stock pursuant to the Equity Financing; and
•certain expatriates or former citizens or long-term residents of the United States.
GRI stockholders, including in particular those subject to special U.S. or non-U.S. tax rules that are described in this paragraph, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences to them of the Merger. If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds GRI Common Stock, the U.S. federal income tax treatment of the partnership or a partner in the partnership will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding GRI Common Stock or any other person not addressed by this discussion, you should consult your tax advisors regarding the tax consequences of the Merger.
In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the Merger, whether or not they are in connection with the Merger, including, without limitation, the Equity Financing, the Reverse Split, the Series T Warrant Exercises (other than as described below), and any transaction in which shares of GRI Common Stock are acquired or disposed of other than in exchange for shares of Vallon Common Stock in the Merger; (b) the tax consequences to holders of options or warrants issued by GRI which are assumed in connection with the Merger; (c) the tax consequences of the ownership of shares of Vallon Common Stock following the Merger; (d) any U.S. federal non-income tax consequences of the Merger, including estate, gift or other tax consequences; (e) any state, local or non-U.S. tax consequences of the Merger, or under any applicable tax treaty; or (f) the Medicare contribution tax on net investment income. No ruling from the IRS has been or will be requested in connection with the Merger, and GRI stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.
Definition of “U.S. Holder”
For purposes of this discussion, a “U.S. holder” is a beneficial owner of GRI Common Stock that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation, or any other entity taxable as a corporation, that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or
•an estate, the income of which is subject to U.S. federal income tax regardless of its source.
Treatment of the Merger as a “Reorganization” under Section 368(a) of the Code
Subject to the qualifications, assumptions and limitations set forth herein and the U.S. federal income tax opinion filed as Exhibit 8.1 herewith, in the opinion of Mintz, counsel to GRI, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that, accordingly, the material U.S. federal income tax consequences of the Merger to U.S. holders are as described below under the heading “— Treatment of U.S. Holders in the Merger.” For this purpose, the potential investment of an additional $10.0 million into Vallon immediately after the closing of the Merger in connection with the exercise of certain warrants pursuant to the Series T Warrant Exercises would not affect Vallon’s acquisition of control of GRI as defined in Section 368(c) of the Code.
Treatment of U.S. Holders in the Merger
If the Merger qualifies as a “reorganization” under Section 368(a) of the Code, U.S. holders will not recognize gain or loss upon the exchange of their GRI Common Stock for Vallon Common Stock in the Merger. Such U.S. holders generally will obtain a basis in the Vallon Common Stock they receive in the Merger equal to their basis in the GRI Common Stock exchanged therefor, and the holding period of the shares of Vallon Common Stock received by a U.S. holder in the Merger will include the holding period of the shares of GRI Common Stock surrendered in exchange therefor. If a GRI stockholder acquired their GRI Common Stock at different times or at different prices, their tax basis and holding period in the Vallon Common Stock may be determined separately with reference to each block of GRI Common Stock. No cash settlements will be made with respect to fractional shares of GRI Common Stock eliminated by rounding.
Consequences if the Merger Does Not Qualify as a Reorganization
If the Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, then each U.S. holder will be treated as exchanging its GRI Common Stock in a fully taxable transaction in exchange for Vallon Common Stock. U.S. holders of GRI Common Stock generally will recognize gain or loss in such exchange equal to the difference between (i) the fair market value of the Vallon Common Stock received in the Merger and (ii) such holder’s tax basis in the GRI Common Stock surrendered in the Merger. Gain or loss recognized upon such an exchange generally will be capital gain or capital loss. Any recognized capital gain or capital loss will be long-term capital gain or capital loss if the U.S. holder held the shares of GRI Common Stock for more than one year. The deductibility of capital losses is subject to limitations. In addition, U.S. holders who acquired different blocks of GRI Common Stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the Merger. The aggregate tax basis of a U.S. holder in the Vallon Common Stock received in the Merger will equal its fair market value at the Effective Time, and the holding period of Vallon Common Stock received in the Merger will begin on the day after the Effective Time of the Merger.
Holders of GRI Common Stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Merger in light of their personal circumstances and the consequences to them under state, local and non-U.S. tax laws and other federal tax laws.
Reporting Requirements
If the Merger is a reorganization within the meaning of Section 368(a) of the Code, each U.S. holder who receives shares of Vallon Common Stock in the Merger is required to retain permanent records pertaining to the Merger, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Additionally, U.S. holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of GRI, or securities of GRI with a basis of $1.0 million or more, are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such holder’s GRI Common Stock or securities surrendered in the Merger, the fair market value of such stock or securities, the date of the Merger and the name and employer identification number of each of GRI and Vallon. U.S. holders are urged to consult with their tax advisors to comply with these rules.
Information Reporting and Backup Withholding
A U.S. holder of GRI Common Stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes with respect to certain payments received in connection with the Merger. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, and otherwise complies with all the applicable requirements of the backup withholding rules or (ii) certifies that the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules are not an additional tax and generally may be refunded or allowed as a credit against the federal income tax liability of a U.S. holder of GRI Common Stock, if any, provided the required information is timely furnished to the IRS. GRI stockholders should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.
This discussion of material U.S. federal income tax consequences is not intended to be, and should not be construed as, tax advice. The preceding discussion is intended only as a summary of the material U.S. federal income tax consequences of the Merger. It is not a complete analysis or discussion of all potential tax effects that may be important to a particular U.S. holder. GRI stockholders are urged to consult with their own tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.
Nasdaq Stock Market Listing
Vallon Common Stock currently is listed on Nasdaq under the symbol “VLON.” Vallon has agreed to use its reasonable best efforts (i) to maintain its existing listing on Nasdaq until the Effective Time and obtain approval of the listing of the combined company on Nasdaq, (ii) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Vallon Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), (iii) to effect the Reverse Split and (iv) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial Nasdaq Listing Application for the Vallon Common Stock on Nasdaq and to cause such listing application to be conditionally approved prior to the Effective Time.
In addition, under the Merger Agreement, each of GRI’s and Vallon’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Vallon Common Stock to be issued in the Merger have been approved for listing on Nasdaq as of the closing of the Merger. In the event GRI and Vallon waive this condition and consummate the Merger without the shares of Vallon Common Stock to be issued in the Merger having been approved for the listing on Nasdaq, Vallon and GRI anticipate that Nasdaq would commence delisting proceedings, please see the section titled “Risks Related to the Merger — If Nasdaq does not approve Vallon’s listing application for the combined company and the parties, including the Investor, waive the Nasdaq closing condition and continue with the Merger, Vallon may be subject to delisting” and “If Vallon’s common stock were delisted from Nasdaq, Vallon would be subject to the risks relating to penny stocks.”

If the Closing occurs and the Nasdaq Listing Application is accepted, Vallon anticipates that the common stock of the combined company will be listed on The Nasdaq Capital Market following the closing of the Merger under the trading symbol “GRI.”
Anticipated Accounting Treatment
The Merger is expected to be accounted for as a reverse recapitalization under U.S. generally accepted accounting principles, or U.S. GAAP, because the primary assets of Vallon are cash, cash equivalents and marketable securities. For financial reporting purposes, GRI has been determined to be the accounting acquirer based upon the terms of the merger including: (i) GRI stockholders and holders of securities convertible into GRI common stock are expected to own approximately 83.0% to 96.7% of the aggregate number of outstanding shares of Vallon Common Stock immediately after the Closing as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Equity Financing but before giving effect to the issuance of the Series A-1, A-2 and T Warrants, (ii) GRI will hold the majority (four of five) of board seats of the combined company and (iii) GRI management will hold the majority of key positions in the management of the combined company. Accordingly, the merger is expected to be treated as the equivalent of GRI issuing stock to acquire the net assets of Vallon. As a result of the merger, the net assets of Vallon will be recorded at their acquisition-date fair value in the consolidated financial statements of GRI and the reported operating results prior to the merger will be those of GRI. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus/information statement for additional information.
Appraisal Rights and Dissenters’ Rights
Because GRI is a Delaware corporation, the availability of appraisal rights for GRI stockholders is determined by Delaware law, which is summarized below. However, GRI stockholders may also be entitled to dissenters’ rights pursuant to Section 2115 of the CGCL. Summaries of both Delaware law and California law regarding stockholders’ appraisal rights and dissenters’ rights are provided below. Because neither Delaware nor California law regarding appraisal rights and dissenters’ rights expressly addresses the question of which law supersedes in this situation, GRI stockholders will be permitted to exercise appraisal rights and dissenters’ rights under either Delaware law or California law, except to the extent that a court or applicable legal authority rules otherwise.
Appraisal Rights under Delaware Law
Under the DGCL, Vallon stockholders are not entitled to appraisal rights in connection with the Merger.
If the Merger is consummated, record holders and beneficial owners of shares of GRI Common Stock may be entitled to appraisal rights in connection therewith under Section 262 of the DGCL. In order to exercise and perfect appraisal rights, a record holder or beneficial owner of shares of GRI Common Stock must follow the steps prescribed in Section 262 of the DGCL properly and in a timely manner.
The discussion below is not a complete summary regarding GRI stockholders’ and beneficial owner’s appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex B and may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. All references in Section 262 of the DGCL and this summary to “stockholder” are to the record holder of the shares of GRI Common Stock as to which appraisal rights are asserted. All references in this summary to “beneficial owner” means the beneficial owner of shares of GRI Common Stock held either in voting trust or by a nominee on behalf of such person. Any holder of record or beneficial owner of shares of GRI Common Stock who are intending to exercise appraisal rights or who wish to preserve his, her or its right to do so should carefully review Annex B and should consult his, her or its legal advisors. Failure to timely and fully comply with any of the statutory procedures set forth in Section 262 of the DGCL may result in the loss, or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that GRI stockholders or beneficial owners exercise their appraisal rights under Delaware law.
Under Section 262(d)(2) of the DGCL, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within 10 days after the effective date of such merger, must notify each stockholder and beneficial owner of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger, that appraisal rights are available, and must include in each such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which this section may be accessed without subscription or cost.
In order to exercise appraisal rights with respect to your shares of GRI Common Stock, you (or, and to the extent that you are the beneficial owner of such shares, the record holder of such shares) must not deliver a consent approving the Merger and doing so will result in the loss of your appraisal rights with respect to such shares. In addition, and subject to the other requirements and procedures set forth herein, the record holder or beneficial owner of the shares must demand appraisal with respect to such shares and continuously hold or own, as the case may be, such shares from the time such demand is made through the Effective Time.
If the Merger is completed, within 10 days after the effective date of the Merger, GRI will notify each stockholder and beneficial owner who properly demanded appraisal rights under Section 262 of the DGCL and has not voted for the Merger and is entitled to appraisal that the Merger has been approved and the effective date of the Merger. Record holders and beneficial owners of shares of GRI Common Stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to GRI within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal made by a record holder of shares of GRI Common Stock must reasonably inform GRI of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of GRI Common Stock held by such stockholder. Any such demand for appraisal should be executed by or on behalf of the holder of record of the shares for which appraisal is demanded, fully and correctly, as the stockholder’s name appears on the GRI’s books and records and state that the person intends thereby to demand appraisal of the stockholder’s shares of GRI Common Stock in connection with the Merger. The demand may also be made by a beneficial owner of shares of GRI Common Stock if, in addition to otherwise satisfying the foregoing requirements, (i) such beneficial owner continuously owns such shares through the Effective Time and otherwise satisfies the requirements for appraisal applicable to a stockholder of record under subsection (a) of Section 262 of the DGCL and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of such shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of such shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices and to be set forth on the verified list described below. Alternatively, beneficial owners of shares of GRI Common Stock may have the holder of record of such shares submit the required demand in respect of such shares.
Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL. All demands for appraisal should be addressed to GRI Bio, Inc., Address: 2223 Avenida De La Playa #208, La Jolla, CA 92037, Attention: W. Marc Hertz, Ph.D., Email: mh@gribio.com, and should be executed by, or on behalf of, the record holder of shares of GRI Common Stock. ALL DEMANDS MUST BE RECEIVED BY GRI WITHIN 20 DAYS AFTER THE DATE GRI MAILS A NOTICE TO ITS STOCKHOLDERS AND BENEFICIAL OWNERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER AND BENEFICIAL OWNER WHO HAS NOT APPROVED THE MERGER.
If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of GRI Common Stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of GRI Common Stock.
An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.
At any time within 60 days after the Effective Time, any stockholder or beneficial owner who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s or beneficial owner’s demand and accept the terms of the Merger by delivering a written withdrawal to GRI. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262 of the DGCL, you will have the right to receive the merger consideration for your shares of GRI Common Stock.
Within 120 days after the Effective Time, any stockholder or beneficial owner who has delivered a demand for appraisal in accordance with Section 262 of the DGCL will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder or beneficial owner within 10 days after the stockholder’s or beneficial owner’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the Effective Date, either the surviving corporation or any stockholder or beneficial owner who has delivered a demand for appraisal in accordance with Section 262 of the DGCL may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders or beneficial owners. Upon the filing of the petition by a stockholder or beneficial owner, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders and beneficial owners, and GRI Operations Inc., which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder or beneficial owner to file a petition within the period specified could nullify the stockholder’s or beneficial owner’s previously written demand for appraisal.
If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders and beneficial owners who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders or beneficial owners who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders or beneficial owners who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.
After determination of the stockholders or beneficial owners entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders or beneficial owners. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders or beneficial owners entitled to receive the same, upon surrender by the holders of the certificates representing those shares, as applicable. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”
Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
You should be aware that the fair value of your shares as determined under Section 262 of the DGCL could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement. Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders or beneficial owners participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder or beneficial owner, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder (or beneficial owner to the extent applicable) who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder or beneficial owner delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the Effective Time, then the right of that stockholder or beneficial owner to appraisal will cease and that stockholder or beneficial owner will be entitled to receive the merger consideration for shares of his or her GRI Common Stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder or beneficial owner without the approval of the court.
Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262 of the DGCL, stockholders and beneficial owners who may wish to dissent from the Merger and any stockholder or beneficial owner who wishes to pursue appraisal rights should consult their legal advisors.
Dissenters’ Rights under California Law
Under the CGCL, Vallon stockholders are not entitled to dissenters’ rights in connection with the Merger.
GRI stockholders are entitled to dissenters’ rights in connection with the Merger under Chapter 13 of the CGCL.
The discussion below is not a complete summary regarding GRI stockholders’ dissenters’ rights under California law and is qualified in its entirety by reference to the text of the relevant provisions of California law, which are attached as Annex C. GRI stockholders intending to exercise dissenters’ rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that GRI stockholders exercise their dissenters’ rights under California law.

To the extent applicable here, holders of GRI Common Stock who do not vote in favor of the Merger may demand, in accordance with Chapter 13 of the CGCL, that GRI acquire their shares for cash at their fair market value as of the day of, and immediately prior to, the first public announcement of the Merger, excluding any change in such value as a consequence of the proposed Merger.
In order to exercise dissenters’ rights, a GRI stockholder must not vote in favor of the Merger and must make a written demand that GRI purchase his or her shares in cash for the fair market value and have the demand received by GRI within 30 days after the date on which the notice of the approval of the Merger is mailed to the stockholder. The written demand must state the number and class of shares held of record by such GRI stockholder for which demand for purchase for cash is being made and must contain a statement of the amount which such GRI stockholder claims to be the fair market value of the shares as of the day of, and immediately prior to, the first public announcement of the Merger, excluding any change in such value as a consequence of the proposed Merger. That statement will constitute an offer by the GRI stockholder to sell his or her shares to GRI at that price. Once submitted, a GRI stockholder may not withdraw such demand unless GRI consents thereto.
Thereafter, in order to perfect dissenters’ rights, a GRI stockholder must also deliver his or her share certificate(s); or written notice of the number of shares which the stockholder demands that GRI purchase, in the case of uncertificated shares; for receipt by GRI within 30 days after the date on which notice of the approval of the Merger was mailed. GRI will stamp or endorse the certificate(s) with a statement that the shares are dissenting shares and return the certificate(s) to such GRI stockholder.
Any demands, notices, certificates or other documents delivered to GRI in connection with the exercise of dissenters’ rights should be sent to GRI Bio, Inc., Address: 2223 Avenida De La Playa #208, La Jolla, CA 92037, Attention: W. Marc Hertz, Ph.D., Email: mh@gribio.com, and should be executed by, or on behalf of, the record holder of shares of GRI Common Stock.
The purchase price for the shares of GRI Common Stock that dissent from the Merger will be the fair market value for such shares as of the day of, and immediately prior to, the first public announcement of the Merger, excluding any change in such value as a consequence of the proposed Merger. If there is a disagreement between the stockholder and GRI regarding the proposed purchase price or if GRI denies that such shares constitute dissenting shares, the stockholder and GRI each have the right, for six (6) months following the date on which notice of the approval of the Merger was mailed, to file a lawsuit in the Superior Court of the County of San Diego to have the fair market value determined by a court or to determine whether such shares are dissenting shares or both, as the case may be.
Failure to follow the steps required by Chapter 13 of the CGCL for perfecting dissenters’ rights may result in the loss of dissenters’ rights. In view of the complexity of Chapter 13 of the CGCL, stockholders who may wish to dissent from the Merger and pursue dissenters’ rights should consult their legal advisors.

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Vallon, GRI, or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.
The Merger Agreement contains representations and warranties that Vallon and Merger Sub, on the one hand, and GRI, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Vallon and GRI do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Vallon or GRI, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Vallon, Merger Sub, and GRI and are modified by the confidential disclosure schedules.
Structure
Under the Merger Agreement, at the Effective Time, Merger Sub will merge with and into GRI, with GRI continuing under the name “GRI Operations, Inc.” as a wholly-owned subsidiary of Vallon.
Merger Consideration and Exchange Ratio
Merger Consideration
At the Effective Time, each outstanding share of GRI capital stock outstanding immediately prior to the Effective Time (including shares issued pursuant to the Equity Financing) will be converted solely into the right to receive a number of shares of Vallon Common Stock equal to the Exchange Ratio described below. No fractional shares of Vallon Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued, with no cash being paid for any fractional share of Vallon Common Stock eliminated by such rounding. Any fractional shares of Vallon Common Stock a holder of GRI capital stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share.
At the Effective Time, any shares of GRI capital stock held as treasury stock immediately prior to the Effective Time will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange for such cancellation.
At the Effective Time, Vallon stockholders will continue to own and hold their existing shares of Vallon Common Stock subject to the Reverse Split to be implemented prior to the consummation of the merger.
At the Effective Time, each share of Merger Sub’s common stock issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one share of common stock of GRI Operations, Inc.
Except for the Nasdaq Adjustment (as defined below), the Merger Agreement does not provide for an adjustment to the total number of shares of Vallon Common Stock that GRI stockholders will be entitled to receive for changes in the market price of Vallon Common Stock. Accordingly, the market value of the shares of Vallon Common Stock issued pursuant to the merger will depend on the market value of the shares of Vallon Common

Stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.
Exchange Ratio
The “Exchange Ratio” is calculated as the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) (i) the Company Valuation divided by (ii) the Company Outstanding Shares by (b) (i) the PubCo Valuation divided by (ii) the PubCo Outstanding Shares, where:
•“Company Valuation” means $49.0 million, subject to the Nasdaq Adjustment.
•“Company Outstanding Shares” means the total number of: (i) shares of GRI Common Stock (including restricted GRI Common Stock) and shares of GRI Common Stock underlying options to purchase GRI Common Stock and warrants to purchase GRI Common Stock, including the Bridge Warrants, in each case, outstanding immediately prior to the Effective Time; and (ii) the shares of GRI Common Stock issued in respect of the Bridge Notes surrendered pursuant to the Equity SPA. The issuance of any additional shares of or options or warrants to purchase GRI Common Stock in connection with the Equity Financing will have no effect on the ownership percentage of existing PubCo shareholders as of the date of Closing in either the combined company or GRI Operations, Inc.
•“PubCo Valuation” means the sum of (x) the $29.0 million, subject to the Nasdaq Adjustment (the “PubCo Base Equity Value”), plus (y) Net Cash (as defined below). To the extent Net Cash is a negative number it will reduce the PubCo Base Equity Value on a dollar for dollar basis. However, if PubCo Base Equity Value is reduced to a value between $29.0 million and $26.0 million pursuant to the Nasdaq Adjustment, the PubCo Valuation will mean $26.0 million and if PubCo Base Equity Value is reduced to a value less than $26.0 million pursuant to the Nasdaq Adjustment, PubCo Valuation will mean the PubCo Base Equity Value. For example, (a) if PubCo Base Equity Value is reduced to $27.0 million pursuant to the Nasdaq Adjustment, then the PubCo Valuation will be $26.0 million regardless of the value of Net Cash and (b) if PubCo Base Equity value is reduced to $22.0 million pursuant to the Nasdaq Adjustment, then PubCo Valuation will be $22.0 million.
•“PubCo Outstanding Shares” means the total number of: (i) shares of Vallon Common Stock outstanding immediately prior to the Effective Time, (ii) shares of Vallon Common Stock underlying each warrant to purchase Vallon capital stock outstanding immediately prior to the Effective Time (other than the warrant to purchase up to 112,500 shares of Vallon Common Stock issed to ThinkEquity, a division of Fordham Financial Management, Inc. in connection with Vallon’s initial public offering (the “Representative’s Warrant”), (iii) the number of shares of PubCo Common Stock resulting from the net settlement in shares of each vested in-the-money options to purchase Vallon Common Stock (calculated based on the treasury stock method using the reference price obtained by dividing the PubCo Valuation by the PubCo Outstanding Shares (the “PubCo In-the-Money Price”) outstanding as of the Effective Time, (iv) the number of shares of Vallon Common Stock resulting from the net settlement in shares of the Representative’s Warrant to the extent such Representative’s Warrant is outstanding at the Effective Time and in-the-money (calculated based on the treasury stock method using the PubCo In-the-Money Price), and (v) any Vallon Common Stock not requiring additional consideration will be deemed converted pursuant to its terms. The PubCo Outstanding Shares does not include any unvested options to purchase Vallon Common Stock cancelled at or prior to the Effective Time in accordance with the Merger Agreement nor any shares of Vallon Common Stock reserved for future issuance pursuant to any Vallon employee benefit plans. The PubCo Outstanding Shares also does not include any of the Equity Warrants.
•“Nasdaq Adjustment” refers to the provision in the Merger Agreement that provides that if, at the date of determination by Nasdaq of the market value of unrestricted publicly held shares of the combined company (the “Unrestricted Publicly Held Shares Requirement”) for the purpose of determining whether the combined company will satisfy the Nasdaq initial listing standards for the Nasdaq Capital Market (the “Nasdaq Determination Date”), the price per share of Vallon Common Stock as selected by Nasdaq for this purpose is insufficient to enable the combined company to satisfy the Unrestricted Publicly Held Shares

Requirement, then the sum of the Company Valuation and the PubCo Base Equity Value will remain $75.0 million, but the Company Valuation shall be adjusted upward and the PubCo Base Equity Value will be adjusted downward until the adjusted Company Valuation and adjusted PubCo Base Equity Value enable the combined company to satisfy the Unrestricted Publicly Held Shares Requirement based on the price per share of the Vallon Common Stock selected by Nasdaq on the Nasdaq Determination Date, and the Exchange Ratio shall be recalculated based on such adjusted Company Valuation and adjusted PubCo Base Equity Value; provided, however, that the PubCo Base Equity Value shall not be reduced below $5.0 million. In no event will the Nasdaq Adjustment will cause the Company Valuation to decrease or the PubCo Base Equity Value to increase.
By way of example, assuming Vallon’s Net Cash at Closing is between negative $2.5 million and negative $3.5 million, as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Equity Financing but before giving effect to the issuance of the Equity Warrants, the equitytholders of GRI immediately before the Merger (including the Investor in the Equity Financing) are expected to own approximately between 83.0% to 96.7% of the aggregate number of outstanding shares of Vallon Common Stock immediately after the Closing, and the equityholders of Vallon immediately prior to the Closing are expected to own approximately between 17.0% to 3.3% of the aggregate number of outstanding Vallon Common Stock immediately after the Closing, in each case, depending on the extent of the Nasdaq Adjustment.
The following tables illustrate how the Exchange Ratio and post Closing equity ownership of the combined company by the GRI stockholders, Vallon stockholders and the Investor as of immediately prior to the Closing may change if Vallon net cash is between negative $4.0 million and negative $2.0 million at the Closing and if the price per share of Vallon Common Stock as selected by Nasdaq for purposes of the Unrestricted Publicly Held Shares Requirement is $0.20 per share, $0.30 and $0.60 per share. The illustrative post Closing fully diluted ownership percentages below are calculated after giving effect to the Merger and the Equity Financing (including the issuance of the Series A-1, A-2, and T Warrants), the Series T Warrant Exercises (including the Series A-1 Warrants and Series A-2 Warrants issuable upon exercise of the Series T Warrants) and the issuance of common stock of the combined company upon the exercise of all of the Exchange Warrants and Series A-1, A-2 and T Warrants in accordance with their respective terms and assuming the Investor receives all escrowed shares. For a description of how the exercise prices of the Exchange Warrants and Series A-1, A-2 and T Warrants are calculated, see the sections titled “Questions and Answers about the Merger — How are the exercise prices of the Exchange Warrants and Series A-1, A-2 and T Warrants Calculated” and “Agreements Related to the Merger — Equity Financing and Series T Warrant Exercises” of this proxy statement/prospectus/information statement. The following percentages do not take into account any beneficial ownership limitations.

Price per share of Vallon Common Stock: $0.20
Vallon Net Cash at Closing	Exchange Ratio	Post Closing Fully Diluted Ownership
		GRI Equity Holders	Vallon Equity Holders	Investor
$(4.0) million	3.0638	13.5%	1.7%	84.8%
$(3.0) million	3.0638	13.5%	1.7%	84.8%
$(2.0) million	3.0638	13.5%	1.7%	84.8%

Price per share of Vallon Common Stock: $0.30
Vallon Net Cash at Closing	Exchange Ratio	Post Closing Fully Diluted Ownership
		GRI Equity Holders	Vallon Equity Holders	Investor
$(4.0) million	1.7759	12.5%	2.7%	84.7%
$(3.0) million	1.7759	12.5%	2.7%	84.7%
$(2.0) million	1.7759	12.5%	2.7%	84.7%

Price per share of Vallon Common Stock: $0.60
Vallon Net Cash at Closing	Exchange Ratio	Post Closing Fully Diluted Ownership
		GRI Equity Holders	Vallon Equity Holders	Investor
$(4.0) million	0.7275	10.1%	5.4%	84.5%
$(3.0) million	0.6856	9.9%	5.6%	84.4%
$(2.0) million	0.6467	9.7%	5.8%	84.4%
Calculation of Vallon Net Cash
Under the Merger Agreement, “Net Cash” means, without duplication, on the Closing Date: (a) Vallon’s cash and cash equivalents, minus (b) the sum of the consolidated short-term and long-term liabilities of Vallon, minus (c) any and all liabilities of Vallon (i) to any current or former officer, director, employee, consultant or independent contractor of Vallon, and (ii) pursuant to any Vallon employee benefit plan, minus (d) the Vallon transaction expenses to the extent not paid prior to the Closing Date, plus (e) solely with respect to Vallon, any prepaid expenses, expenses paid, or liabilities incurred as of the Closing Date, that are approved in writing to be covered under Vallon’s director and officer liability insurance policy in excess of the deductible. So long as Net Cash determined via the process described below is in between negative $2.5 million and negative $3.5 million, Net Cash will be deemed to be negative $3.0 million.
At least three business days prior to the date of the Vallon virtual special meeting, Vallon will deliver to GRI a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Vallon’s good faith, estimated calculation of Vallon’s net cash as of the anticipated closing date of the Merger, prepared and certified by Vallon’s Chief Financial Officer together with the relevant work papers and back-up materials used in preparing the Net Cash Schedule. Vallon will also make its accountants and counsel available upon reasonable notice as requested by GRI. Within three calendar days after delivery of the Net Cash Schedule (the “Response Date”), GRI will have the right to dispute any part of the Net Cash Schedule by delivering a written notice to Vallon (the “Dispute Notice”). The Dispute Notice will identify in reasonable detail the nature of any proposed revisions to the Vallon net cash calculation.
If (i) on or prior to the Response Date, GRI notifies Vallon in writing that it has no objections to the Net Cash Schedule or (ii) GRI fails to deliver a Dispute Notice by the Response Date, then the Vallon net cash calculation as set forth in the Net Cash Schedule will be deemed to have been finally determined for purposes of the Merger Agreement and to represent Vallon net cash at the closing date of the Merger. If GRI delivers a Dispute Notice on or prior to the Response Date, then representatives of both parties will promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Vallon net cash.
If representatives of Vallon and GRI are unable to negotiate an agreed-upon determination of Vallon net cash within three calendar days after delivery of the Dispute Notice (or such other period as Vallon and GRI may mutually agree upon), then Vallon and GRI will jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Vallon net cash calculations that were set forth in the Dispute Notice. Vallon will promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule and Vallon and GRI will use commercially reasonable efforts to cause the Accounting Firm to make its determination within 10 calendar days of accepting its selection. The determination of the Accounting Firm will be limited to those disagreements submitted to the Accounting Firm and set forth in the Dispute Notice. The determination made by the Accounting Firm of any such disagreements submitted to the Accounting Firm will be deemed to have been finally determined for purposes of the Merger Agreement and the Vallon net cash calculation, as adjusted by the Accounting Firm, shall represent the Net Cash Schedule at the anticipated closing date of the Merger for purposes of the Merger Agreement, and the parties will delay the closing of the Merger until the resolution of the Net Cash Schedule and the calculation of Vallon net cash.
The fees and expenses of the Accounting Firm will be allocated between Vallon and GRI in the same proportion that the disputed amount of Vallon net cash that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of Vallon net cash (with any portion of such fees and expenses to be paid by Vallon, if any, reducing Vallon net cash). If the Accounting Firm takes longer than 10 calendar days to make its determination then GRI shall at its election (i) pay the fees and expenses of the Accounting Firm or (ii) deem any costs and expenses incurred by Vallon after such 10 calendar day period to be excluded from Vallon net cash. If the determination of Vallon net cash at the anticipated closing date of the Merger and the resolution of the matter is done in accordance with this paragraph, the parties will not be required to determine Vallon net cash again, even though the closing of the Merger may occur later than the anticipated closing date.
Calculation of GRI Valuation
At least five business days prior to the date of the Vallon virtual special meeting, GRI will deliver to Vallon a schedule (the “Valuation Schedule”) setting forth, in reasonable detail, GRI’s good faith, estimated calculation of the components of GRI’s valuation as of the anticipated Merger closing date, prepared and certified by GRI’s Chief Executive Officer together with the relevant work papers and back-up materials used or useful in preparing the Valuation Schedule. GRI will also make its accountants and counsel available upon reasonable notice as requested by Vallon. Within three calendar days after delivery of the Valuation Schedule (the “Valuation Response Date”), Vallon will have the right to dispute any part of the Valuation Schedule by delivering a written notice to GRI (a “Valuation Dispute Notice”). The Valuation Dispute Notice will identify in reasonable detail the nature of any proposed revisions to the GRI Valuation calculation.
If (i) on or prior to the Valuation Response Date, Vallon notifies GRI in writing that it has no objections to the GRI Valuation calculation or (ii) Vallon fails to deliver a Valuation Dispute Notice by the Valuation Response Date, then the GRI valuation calculation as set forth in the Valuation Schedule will be deemed to have been finally determined for purposes of the Merger Agreement and to represent the GRI Valuation at the closing date of the Merger. If Vallon delivers a Valuation Dispute Notice, on or prior to the Valuation Response Date, then representatives of both parties will promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the GRI valuation.
If representatives of Vallon and GRI are unable to negotiate an agreed-upon determination of the GRI valuation within three calendar days after delivery of the Valuation Dispute Notice (or such other period as Vallon and GRI may mutually agree upon), then Vallon and GRI will jointly select an Accounting Firm to resolve any remaining disagreements as to the GRI valuation calculations that were set forth in the Valuation Dispute Notice. GRI will promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Valuation Schedule, and Vallon and GRI will use commercially reasonable efforts to cause the Accounting Firm to make its determination within 10 calendar days of accepting its selection. The determination of the Accounting Firm will be limited to those disagreements submitted to the Accounting Firm and set forth in the Valuation Dispute Notice. The determination made by the Accounting Firm of any such disagreements submitted to the Accounting Firm will be deemed to have been finally determined for purposes of the Merger Agreement and the GRI Valuation calculation, as adjusted by the Accounting Firm, shall represent the Valuation Schedule at the anticipated closing date of the Merger for purposes of the Merger Agreement, and the parties will delay the closing of the Merger until the resolution of the Valuation Schedule and calculation of the GRI valuation.
The fees and expenses of the Accounting Firm will be allocated between Vallon and GRI in the same proportion that the disputed amount of the GRI valuation that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of GRI valuation (with any portion of such fees and expenses to be paid by GRI, if any, reducing the GRI valuation). If the Accounting Firm takes longer than 10 calendar days to make its determination then Vallon shall at its election (i) pay the fees and expenses of the Accounting Firm or (ii) deem any costs and expenses incurred by GRI after such 10 calendar day period to be excluded from the GRI valuation. If the determination of the GRI valuation at the anticipated closing date of the Merger and the resolution of the matter is done in accordance with this paragraph, the parties will not be required to determine the GRI valuation again, even though the closing of the Merger may occur later than the anticipated closing date.
Treatment of Vallon Options
Prior to the closing, the Vallon Board will have adopted appropriate resolutions to provide that all outstanding, unvested, and unexercised options to purchase shares of Vallon Common Stock will be canceled and have no further force and effect. All outstanding, vested, and unexercised options to purchase shares of Vallon Common Stock will remain effective and outstanding.
Treatment of Vallon Warrants
Each Vallon warrant that is outstanding and unexercised immediately prior to the Effective Time will survive the Closing and remain outstanding in accordance with its terms.
Treatment of GRI Options
At the Effective Time, each outstanding, unexercised and unexpired GRI options, whether vested or unvested, will be assumed by Vallon and converted into Vallon options and be exercisable by the holder of such option in accordance with its terms, with (i) the number of shares of common stock subject to each option multiplied by the Exchange Ratio and (ii) the per share exercise price upon the exercise of each option divided by the Exchange Ratio.
Treatment of GRI Warrants
At the Effective Time, all GRI warrants outstanding immediately prior to the Effective Time will be assumed by Vallon and converted into Vallon warrants, with (i) the number of shares of common stock subject to each warrant multiplied by the Exchange Ratio and (ii) the per share exercise price upon the exercise of each warrant divided by the Exchange Ratio. Any restriction on the exercise of any of such GRI warrants assumed by Vallon shall continue in full force and effect in accordance with its terms.
Procedures for Exchanging GRI Stock Certificates
The Merger Agreement provides that, on or prior to the Closing, Vallon and GRI will jointly select an exchange agent. Promptly after the Effective Time, the exchange agent will mail to each record holder of GRI stock a letter of transmittal and instructions for surrendering and exchanging the record holder’s GRI stock certificates for book-entry shares of Vallon common stock. Upon surrender of a duly executed letter of transmittal and such other documents as may be reasonably required by the exchange agent or Vallon, the record holder of such GRI stock will be entitled to receive a certificate (or book-entry) representing the number of whole shares of Vallon common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement.
Fractional Shares
No fractional shares of Vallon Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued, with no cash being paid for any fractional share of Vallon Common Stock eliminated by such rounding. Any fractional shares of Vallon Common Stock a holder of GRI capital stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of Vallon and GRI for a transaction of this type relating to, among other things:
•corporate organization and power, and similar corporate matters;
•subsidiaries;
•authority to enter into the Merger Agreement and the related agreements;
•votes required for completion of the merger and approval of the proposals that will come before the Vallon virtual special meeting and that will be the subject of GRI stockholders’ written consent;
•except as otherwise specifically disclosed pursuant to the Merger Agreement, the fact that the consummation of the merger would not contravene or require the consent of any third-party;

•capitalization;
•financial statements;
•material changes or events;
•liabilities;
•title to assets;
•real property and leaseholds;
•intellectual property;
•the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;
•regulatory compliance, permits and restrictions;
•legal proceedings and orders;
•tax matters;
•employee and labor matters and benefit plans;
•environmental matters;
•insurance;
•transactions with affiliates;
•anti-bribery laws; and
•any brokerage or finder’s fee or other fee or commission in connection with the merger.
In addition, the Merger Agreement contains customary representations and warranties of Vallon with respect to the following matters:
•documents filed with the SEC and the accuracy of information contained in those documents;
•privacy and data security;
•shell company status;
•the receipt of an opinion of Ladenburg indicating the Exchange Ratio is fair to Vallon, subject to certain qualifications; and
•operations of Merger Sub.
The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Vallon and GRI to complete the merger.
Covenants; Conduct of Business Pending the Merger
Except (i) as expressly contemplated or permitted by the Merger Agreement, (ii) as set forth in the confidential disclosure schedules delivered concurrently with the execution of the Merger Agreement, (iii) as required by applicable laws, (iv) as required to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other law, order, directive, guidelines or recommendations by any governmental authority in connection with or in response to the COVID-19 pandemic (the

“COVID-19 Measures”), (v) any action taken or not taken by Vallon or its subsidiaries in good faith to respond to the actual or anticipated effect of the COVID-19 pandemic or any COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) unless GRI will have provided written consent (which consent will not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, Vallon has agreed that:
•Vallon will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course; and
•Vallon will not:
◦declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (other than dividends and distributions by a direct or indirect wholly-owned subsidiary of Vallon to its parent) or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Vallon Common Stock from terminated employees, directors or consultants of Vallon in accordance with agreements in effect on the date of the Merger Agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to Vallon or any of its subsidiaries);
◦except as required to give effect to anything in contemplation of the Closing of the Merger, amend the Vallon Certificate of Incorporation, Vallon Bylaws or other charter or organizational documents of Vallon, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;
◦sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: any capital stock or other security (except for Vallon Common Stock issued upon the valid exercise of outstanding options), any option, warrant or right to acquire any capital stock or any other security, or any instrument convertible into or exchangeable for any capital stock or other security of Vallon or its subsidiaries;
◦form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;
◦lend money to any person; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $25,000;
◦adopt, establish or enter into any Vallon employee plan, cause or permit any Vallon employee plan to be amended other than as required by law, pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of the Merger Agreement pursuant to any Vallon employee plan in effect as of the date of the Merger Agreement), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, consultants or employees or increase the severance or change of control benefits offered to any current or new employees, directors or consultants;
◦acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except disposition of tangible assets in the ordinary course of business or certain asset dispositions permitted under the Merger Agreement;
◦make (other than consistent with past practice), change or revoke any material tax election; file any material amendment to any tax return or adopt or change any material accounting method in respect of taxes;
◦enter into, amend or terminate any material contract;

◦delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;
◦forgive any loans to any person, including its employees, officers, directors or affiliate;
◦other than the incurrence or payment of Vallon’s expenses related to the transactions contemplated by the Merger Agreement, make any expenditures, incur any liabilities or discharge or satisfy any liabilities, in each case, outside of the ordinary course of business;
◦sell, assign, transfer, license, sublicense or otherwise dispose of any material intellectual property rights (other than permitted in accordance with the Merger Agreement);
◦either solely or in collaboration with any third party, directly or indirectly, commence, enter, join, revive, solicit, or otherwise get engaged in, any clinical trial;
◦other than as required by applicable law or U.S. GAAP, take any action to change accounting policies or procedure;
◦initiate or settle any legal proceeding; or
◦agree, resolve or commit to do any of the foregoing.
Additionally, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, Merger Sub will not engage in any activities of any nature except as provided in or contemplated by the Merger Agreement.
Except (i) as expressly contemplated or permitted by the Merger Agreement, (ii) as set forth in the confidential disclosure schedules delivered concurrently with the execution of the Merger Agreement, (iii) as required by applicable laws, (iv) as required to comply with any COVID-19 Measures, (v) any action taken or not taken by GRI in good faith to respond to the actual or anticipated effect of the COVID-19 pandemic or any COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) unless Vallon will have provided written consent (which consent will not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, GRI has agreed:
•GRI will use commercially reasonable efforts to conduct its business and operations in the ordinary course; and
•GRI will not:
◦declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (other than dividends and distributions by a direct or indirect wholly-owned subsidiary of GRI to its parent) or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (subject to certain exceptions, including for shares of GRI Common Stock from terminated employees, directors or consultants of GRI in accordance with agreements in effect on the date of the Merger Agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to GRI other than for cashless option exercises or tax withholdings);
◦except as required to give effect to anything in contemplation of the Closing of the Merger, amend the GRI Certificate of Incorporation, GRI Bylaws or other charter or organizational documents of GRI, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;
◦sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: any capital stock or other security (except for GRI Common Stock issued upon the valid exercise of outstanding options), any option, warrant or right to acquire any capital stock or any other security, or any instrument convertible into or exchangeable for any capital stock or other security of GRI, except that GRI may enter into an agreement related to the Equity Financing;
◦form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;
◦lend money to any person; incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $25,000;
◦other than in the ordinary course of business: adopt, establish or enter into any GRI employee plan; cause or permit any GRI employee plan to be amended other than as required by law; pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of the Merger Agreement pursuant to any GRI employee plan in effect as of the date of the Merger Agreement), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, consultants or employees; or increase the severance or change of control benefits offered to any current or new employees, directors or consultants;
◦acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, with limited exceptions, including any in the ordinary course of business;
◦make (other than consistent with past practice), change or revoke any material tax election; file any material amendment to any tax return or adopt or change any material accounting method in respect of taxes;
◦enter into, amend or terminate any material contract, other than in the ordinary course of business;
◦other than the incurrence or payment of GRI’s expenses related to the transactions contemplated by the Merger Agreement, make any expenditures, incur any liabilities or discharge or satisfy any liabilities, in each case, outside the ordinary course of business;
◦materially change pricing or royalties or other payments set or charged by GRI to its customers or licensees, or agree to materially change pricing or royalties or other payments set or charged by those who have licensed intellectual property to GRI; or
◦agree, resolve or commit to do any of the foregoing.
No Solicitation
Each of Vallon and GRI agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the merger or the termination of the Merger Agreement, except as described below, Vallon and GRI will not, nor will either party authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it to, directly or indirectly:
•solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any “acquisition proposal” or “acquisition inquiry” (each as defined below) or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;
•furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry;
•engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•approve, endorse or recommend an acquisition proposal;
•execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any “acquisition transaction” (as defined below), other than a confidentiality agreement permitted by the Merger Agreement;
•take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry; or
•publicly propose to do any of the above.
An “acquisition inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by GRI, on the one hand, or Vallon, on the other hand, to the other party) that could reasonably be expected to lead to an acquisition proposal.
An “acquisition proposal” means any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of GRI or any of its affiliates, on the one hand, or by or on behalf of Vallon or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any acquisition transaction.
An “acquisition transaction” means any transaction or series of related transactions involving:
•any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which Vallon, GRI or Merger Sub is a constituent entity, (ii) in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Vallon, GRI or Merger Sub or any of their respective subsidiaries or (iii) in which Vallon, GRI or Merger Sub or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries, provided that the Equity Financing will not constitute an “acquisition transaction” if effected in accordance with the terms of the Merger Agreement; or
•any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of Vallon, GRI or Merger Sub and their respective subsidiaries, as applicable, taken as a whole, other than licenses by GRI in the ordinary course of business.
Notwithstanding the foregoing, before obtaining the applicable approvals of the Vallon Stockholders or GRI Stockholders required to consummate the merger, as applicable, each party may (i) furnish non-public information regarding such party and its subsidiaries to or (ii) enter into discussions or negotiations with any third-party in response to a bona fide written acquisition proposal made or received after the date of the Merger Agreement which such receiving party’s board of directors determines in good faith, after consultation with such party’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a “superior offer” (as defined below), and is not withdrawn, if:
•neither such party nor any representative of such party has materially breached the solicitation provisions of the Merger Agreement described above;
•such party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to constitute a violation of the board of directors’ fiduciary duties under applicable legal requirements;
•such party gives the other party at least two business days’ prior written notice of the identity of the third-party and of that party’s intention to furnish information to, or enter into discussions with, such third-party before furnishing any information or entering into discussions with such third-party;

•such party receives from the third-party an “acceptable confidentiality agreement” (as defined below); and
•at least two business days prior to furnishing any non-public information to such third-party, such party furnishes the same non-public information to the other party to the extent not previously furnished.
A “superior offer” means an unsolicited, bona fide written acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to 80% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach, or violation, of the Merger Agreement, (b) is on terms and conditions that the board of directors of the party receiving the offer determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation and financing terms of the transaction), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to that party’s stockholders than the terms of the merger, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party), and (d) is reasonably capable of being completed on the terms proposed without unreasonable delay.
An “acceptable confidentiality agreement” means a confidentiality agreement with respect to GRI or Vallon that is either in effect as of the execution and delivery of the Merger Agreement or executed, delivered and effective after the execution and delivery of the Merger Agreement, in either case, that (i) contains confidentiality and use provisions and other provisions contained therein that are no less favorable in the aggregate, to GRI or Vallon, as applicable, than the terms of the confidentiality agreement between GRI and Vallon, (ii) contains a “standstill” or similar provision that prohibits the making of an acquisition proposal to the applicable party (other than an acquisition proposal to the applicable party on a confidential, non-public basis) and (iii) does not contain any provision granting any exclusive right to negotiate with such counterparty, expressly prohibiting GRI or Vallon from satisfying its obligations under the Merger Agreement or requiring GRI or Vallon or their respective affiliates, as applicable, to pay or reimburse the counterparty or its affiliates’ fees, costs or expenses in connection with an acquisition proposal
The Merger Agreement also provides that each party will promptly advise the other of the status and terms of, and keep the other party reasonably informed of, any acquisition proposal or any acquisition inquiry, or any material change or proposed material change to that acquisition proposal or acquisition inquiry.
Meeting of Vallon’s Stockholders; Consent from GRI’s Stockholders
Vallon is obligated under the Merger Agreement to call, give notice of and hold the Vallon virtual special meeting to consider and vote to approve the Merger Agreement and transactions contemplated by the Merger Agreement, including the issuance of shares of Vallon Common Stock to GRI stockholders prior to the merger in connection with the transactions contemplated by the Merger Agreement and the change of control of Vallon resulting therefrom (pursuant to applicable Nasdaq rules), an amendment to Vallon’s certificate of incorporation to effect the Reverse Split, the Vallon 2018 Equity Incentive Plan, and other matters required by the Merger Agreement.
GRI is obligated under the Merger Agreement to use commercially reasonable efforts to obtain the approval by written consent of its stockholders sufficient to adopt and the Merger Agreement and the transactions contemplated therein (and to approve and adopt other required matters) following the Registration Statement being declared effective by the SEC.
Regulatory Approvals
Vallon must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Vallon Common Stock to GRI’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus/information statement with the SEC. Neither Vallon nor GRI intend intend to seek any regulatory approval from antitrust authorities to consummate the transactions.

Additional Agreements
Each of Vallon and GRI has agreed to use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:
•file or otherwise submit all applications and notices required to be filed in connection with the merger and the other transactions contemplated by the Merger Agreement;
•use commercially reasonable efforts to obtain each consent reasonably required to be obtained in connection with the merger and the other transactions contemplated by the Merger Agreement;
•use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the merger or the other transactions contemplated by the Merger Agreement; and
•use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the transactions contemplated by the Merger Agreement.
Pursuant to the Merger Agreement, Vallon and GRI have further agreed that:
•Vallon will use its reasonable best efforts to (i) maintain the listing of its common stock on Nasdaq until the Effective Time and to obtain approval for listing of the combined company on Nasdaq, (ii) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Vallon Common Stock to be issued in connection with the merger and to cause such shares to be approved for listing (subject to official notice of issuance); (iii) prepare and timely submit to Nasdaq a notification form for the Reverse Split and to submit a copy of the amendment to Vallon’s certificate of incorporation effecting the Reverse Split, certificated by the Secretary of State of the State of Delaware, to Nasdaq on the date of the closing of the Merger; and (iv) to the extent required by Nasdaq Marketplace Rule 5110, file (or, at the GRI’s request, to assist the GRI in preparing and filing) an initial listing application for Vallon Common Stock on Nasdaq and to cause such listing application to be conditionally approved prior to the Effective Time;
•for a period of six years after the Effective Time, the provisions with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers will be no less favorable than those presently set forth in Vallon’s certificate of incorporation and bylaws;
•Vallon shall purchase, prior to the Effective Time, a six-year prepaid insurance policy for the non-cancellable extension of the directors’ and officers’ liability coverage of Vallon’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Vallon’s existing policies as of the date of the Merger Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Vallon by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time.
Directors and Officers of Vallon Following the Merger
Pursuant to the Merger Agreement, each of the directors and officers of Vallon who will not continue as directors or officers of Vallon or the combined company following the consummation of the merger, will resign effective upon the Closing of the Merger. The parties will use reasonable best efforts and take all necessary action so that immediately after the Effective Time, the board for the combined company is comprised of five members, with four of such members designated by GRI and one member designated by Vallon. David Baker has been designated by the pre-merger Vallon Board. It is anticipated that GRI will designate W. Marc Hertz, Ph.D. and David Szekeres and appoint two additional individuals selected by GRI prior to the Closing of the Merger for the board for the combined company. It is anticipated that Mr. Szekeres will serve as Chairman of the combined company, GRI’s executive officers will become the executive officers of the combined company and that Leanne Kelly will be the Chief Financial Officer of the combined company.
Amendment to the Vallon Certificate of Incorporation
Stockholders of record of Vallon Common Stock on the record date for the Vallon virtual special meeting will also be asked to approve (i) Proposal No. 2 to amend Vallon’s amended and restated certificate of incorporation to effect the Reverse Split, and (ii) Proposal No. 3 to amend the amended and restated certificate of incorporation of Vallon to limit the liability of officers of Vallon as permitted by recent amendments to Delaware law, which each require the affirmative vote of holders of shares representing a majority of all shares of Vallon Common Stock outstanding on the record date for the Vallon virtual special meeting.
Conditions to the Completion of the Merger
The respective obligations of each party to the Merger Agreement to consummate the transactions contemplated by the Merger are subject to the satisfaction of the following conditions, the satisfaction of which cannot be waived due to the requirements of the parties’ organizational documents, applicable law, or otherwise:
•the Registration Statement must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order that has not been withdrawn;
•any material state securities laws applicable to the issuance of the shares of Vallon Common Stock to be granted as consideration for the Merger will have been complied with and no stop order (or similar order) will have been issued or threatened in writing in respect of any such shares of Vallon Common Stock by any applicable state securities commissioner or court of competent jurisdiction.
•there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree will be in effect that has the effect of making the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement illegal; and
•the holders of a majority of the voting power of the shares of the GRI Common Stock, voting together as a single class, must have approved the GRI Stockholder Matters.
In addition, the obligations of each party to consummate the transactions contemplated by the Merger are subject to the satisfaction of the following conditions, the satisfaction of which may be waived. However, waiving these conditions and continuing with the Merger would subject the combined company to delisting proceedings and the combined company could be delisted from Nasdaq, as discussed further in the risk factor titled “If Nasdaq does not approve Vallon’s listing application for the combined company and the parties, including the Investor, waive the Nasdaq closing condition and continue with the Merger, Vallon may be subject to delisting”:
•the requisite holders of Vallon Common Stock outstanding on the record date for the Vallon virtual special meeting approve each of the Closing Vallon Stockholder Matters, in accordance with the approval requirements set forth in such section; and
•the shares of Vallon Common Stock to be issued in the merger will have been approved for listing on Nasdaq (subject to official notice of issuance).
In addition, the obligation of Vallon and Merger Sub to complete the Merger are further subject to the satisfaction or waiver of the following conditions:
•the representations and warranties regarding certain matters related to organization, authority, vote required, capitalization and financial advisors of the other party in the Merger Agreement must be true and correct in all material respects on the date of the Merger Agreement and on the date of the Closing of the

Merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such representations and warranties will have been true and correct as of that particular date;
•the remaining representations and warranties of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the date of the Closing with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a GRI Material Adverse Effect or Vallon Material Adverse Effect (each as defined below), as applicable (without giving effect to any references therein to any GRI Material Adverse Effect or Vallon Material Adverse Effect, as applicable, or other materiality qualifications);
•The Lock-Up Agreements described in the section entitled “Agreements Related to the Merger — Lock-Up Agreements” of this proxy statement/prospectus/information statement, executed by certain Vallon Stockholders and GRI Stockholders, each executive officer and director of the parties, including each officer and director who is elected or appointed, as applicable, as an executive officer and director of Vallon as of immediately following the Closing of the Merger, will be in full force and effect as of immediately following the Effective Time;
•there will have been no effect, change, event, circumstance, or development that, considered together with all other such effects, changes, events, circumstances, or developments that have occurred prior to the applicable date of determination has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of GRI (an “GRI Material Adverse Effect”) that is continuing; provided none of the following will be taken into account for purposes of determining whether a GRI Material Adverse Effect will have occurred:
◦any natural disaster or epidemics, pandemics (including the COVID-19 pandemic, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks or other outbreaks of diseases or quarantine restrictions), or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, except to the extent they materially and disproportionately affect GRI relative to other similarly situated companies in the industries in which GRI operates;
◦general economic or political conditions or conditions generally affecting the industries in which GRI operates, except to the extent they materially and disproportionately affect GRI relative to other similarly situated companies in the industries in which GRI operates;
◦any change in applicable laws or U.S. GAAP, or interpretations thereof, except to the extent they materially and disproportionately affect GRI relative to other similarly situated companies in the industries in which GRI operates;
◦any changes in financial, banking or securities markets;
◦any change in the cash position of GRI which results from operations in the ordinary course of business;
◦any effect resulting from the announcement of the Merger Agreement or the pendency of the merger or any related transactions; or
◦the taking of any action, or the failure to take any action, by GRI that is required to comply with the terms of the Merger Agreement.
•Vallon will have received (i) an original signed statement from GRI that GRI is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2 (h), and (ii) an original signed notice to be delivered to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Vallon to deliver such notice to the IRS on behalf of GRI following the Closing of the Merger, each dated as of the date of the Closing of the Merger, duly executed by an authorized officer of GRI;
•GRI and/or GRI Operations, Inc., as applicable, will have entered into an employment arrangement with a chief financial officer on terms and conditions acceptable to both GRI and Vallon;
•GRI must have performed or complied with in all material respects all of GRI’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time; and
•GRI must have delivered certain certificates and other documents required under the Merger Agreement for the Closing of the Merger.
In addition, the obligation of GRI to complete the Merger is further subject to the satisfaction or waiver of the following conditions:
•the representations and warranties regarding certain matters related to organization, authority, vote required, capitalization and financial advisors of the other parties in the Merger Agreement must be true and correct in all material respects on the date of the Merger Agreement and on the date of the Closing of the Merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such representations and warranties will have been true and correct as of that particular date;
•the remaining representations and warranties of the other parties in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the date of the Closing with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a GRI Material Adverse Effect or Vallon Material Adverse Effect (as defined below), as applicable (without giving effect to any references therein to any GRI Material Adverse Effect or Vallon Material Adverse Effect, as applicable, or other materiality qualifications);
•The Lock-Up Agreements described in the section entitled “Agreements Related to the Merger — Lock-Up Agreements” of this proxy statement/prospectus/information statement, executed by certain Vallon Stockholders and GRI Stockholders, each executive officer and director of the parties, including each officer and director who is elected or appointed, as applicable, as an executive officer and director of Vallon as of immediately following the Closing of the Merger, will be in full force and effect as of immediately following the Effective Time;
•there will have been no effect, change, event, circumstance, or development that, considered together with all other such effects, changes, events, circumstances, or developments that have occurred prior to the applicable date of determination has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Vallon and its subsidiaries (taken as a whole) or ability to consummate the transactions contemplated by the Merger Agreement, taken as a whole (a “Vallon Material Adverse Effect”) that is continuing; provided none of the following will be taken into account for purposes of determining whether a Vallon Material Adverse Effect will have occurred:
◦general business, economic or political conditions affecting the industry in which Vallon operates, except to the extent they disproportionately affect Vallon or its subsidiaries relative to other similarly situated companies in the industries in which Vallon or its subsidiaries operate;

◦any natural disaster or epidemics, pandemics (including the COVID-19 pandemic, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks or other outbreaks of diseases or quarantine restrictions), or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, except to the extent they disproportionately affect Vallon or its subsidiaries relative to other similarly situated companies in the industries in which Vallon or its subsidiaries operate;
◦any changes in financial, banking or securities markets, except to the extent they disproportionately affect Vallon relative to other similarly situated companies in the industry in which Vallon operates;
◦any change in the stock price or trading volume of Vallon Common Stock (it being understood, however, that any effects causing or contributing to any change in stock price or trading volume of Vallon Common Stock may be taken into account in determining whether a Vallon Material Adverse Effect has occurred, unless such effects are specifically excepted);
◦any change in, or any compliance with or action taken for the purpose of complying with any law or U.S. GAAP (or interpretations of any law or U.S. GAAP);
◦any decrease in operation or decrease in cash balances of Vallon;
◦the taking of any action by Vallon that is required to be taken pursuant to the Merger Agreement; or
◦any effect resulting from the taking of any action or the failure to take any action, by Vallon that is required to be taken by the Merger Agreement.
•GRI must have received the resignations of each of the officers and directors of Vallon who are not to continue as officers and directors of the combined company after the Merger;
•the existing shares of Vallon Common Stock must have been continually listed on Nasdaq as of and from the date of the Merger Agreement through the date of the Closing of the Merger;
•neither the principal executive officer nor the principal financial officer of Vallon will have failed to provide, with respect to any documents filed or required to be filed by Vallon with the SEC on or after the date of the Merger Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. § 1350;
•certain material contracts of Vallon must have been terminated prior to the Effective Time and Vallon has provided GRI written evidence that such material contracts have been terminated;
•Vallon must have filed the amendment to its certificate of incorporation as set forth in the Merger Agreement with the Secretary of State of the State of Delaware, and timely submitted a certified copy of the same to Nasdaq in accordance with Nasdaq’s Marketplace Rules;
•the directors’ and officers’ liability insurance policies for current and former directors and officers of the parties, as contemplated by the Merger Agreement, will have been obtained and in full force and effect concurrent with the Closing of the Merger;
•Vallon will have entered into an exchange agent agreement with an exchange agent pertaining to the exchange of shares of GRI capital stock for shares of Vallon Common Stock as contemplated by the Merger Agreement, including a form of letter of transmittal, in form and substance reasonably satisfactory to the GRI;
•Vallon’s Net Cash as of the Closing will not be less than negative $4.0 million;

•Vallon and Merger Sub must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time; and
•Vallon and Merger Sub must have delivered certain certificates and other documents required under the Merger Agreement for the Closing of the Merger.
In the Equity SPA, GRI and Vallon have agreed that neither party shall amend or waive any of the terms of the Merger Agreement, including those conditions to the completion of the Merger, without the prior written consent of the Investor.
Termination and Termination Fees
The Merger Agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:
•by mutual written consent of Vallon and GRI;
•by either Vallon or GRI if the merger will not have been consummated by seven months following the execution of the Merger Agreement (the “End Date”); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement, provided, further, however, that, in the event that the SEC has not declared effective the Registration Statement by the date which is 60 days prior to the End Date, then either GRI or Vallon shall be entitled to extend the End Date for an additional 60 days; provided, further, however, that, in the event an adjournment or postponement of the Vallon virtual special meeting has occurred in accordance with the Merger Agreement and such adjournment or postponement continues through the End Date, then the End Date shall automatically extend until the date that is ten calendar days following such adjournment or postponement;
•by either Vallon or GRI if a court of competent jurisdiction or governmental entity has issued a final and non-appealable order, decree or ruling or taken any other action that has the effect of permanently restraining, enjoining or otherwise prohibiting the merger or any of the other transactions contemplated by the Merger Agreement;
•by Vallon if the required GRI stockholder approval has not been obtained within ten business days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided that this right to terminate the Merger Agreement will not be available to Vallon once GRI obtains such stockholder approval;
•by either Vallon or GRI if the Vallon virtual special meeting will have been held and completed and Vallon Stockholders will have taken a final vote and will not have approved the Closing Vallon Stockholder Matters; provided, that Vallon will act in good faith and will use commercially reasonable efforts in order to obtain the requisite vote to approve the Closing Vallon Stockholder Matters and provided, further, that Vallon may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the required Vallon Stockholder approval was caused by the action or failure to act of Vallon and such action or failure to act constitutes a material breach by Vallon of the Merger Agreement;
•by GRI, at any time prior to receiving the required Vallon Stockholder approval, if any of the following circumstances will occur (each of the following, a “Vallon triggering event”):
◦The Vallon Board fails to include in the proxy statement a recommendation that the Vallon Stockholders vote to approve Proposal Nos. 1 through 5 or withholds, amends, withdraws or modifies its recommendation in a manner adverse to GRI or proposes or approves any of the foregoing actions;
◦The Vallon Board, or any committee thereof, approves, endorses or recommends any acquisition proposal;

◦Vallon enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than an acceptable confidentiality agreement permitted pursuant to the Merger Agreement; or
◦Vallon, or any director or officer of Vallon, will have willfully and intentionally breached the non-solicitation provisions of the Merger Agreement described above.
•by Vallon, at any time prior to the Merger Agreement and the transactions contemplated therein receiving the required GRI Stockholder approval, if any of the following circumstances will occur (each an “GRI Triggering Event”):
◦The GRI Board or any committee thereof fails to recommend that GRI stockholders vote to adopt the Merger Agreement, thereby approving the merger, or withholds, amends, withdraws or modifies its recommendation in a manner adverse to Vallon or publicly proposes any of the foregoing actions;
◦The GRI Board, or any committee thereof, approves, endorses or recommends any acquisition proposal;
◦GRI enters into any letter of intent or similar document or any contract relating to any acquisition proposal (other than an acceptable confidentiality agreement permitted pursuant to the Merger Agreement); or
◦GRI, or any director or officer of GRI, will have willfully and intentionally breached the solicitation provisions of the Merger Agreement described above.
•by Vallon or GRI if the other party has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the Closing of the Merger would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the non-breaching party of such breach or inaccuracy and its intention to terminate pursuant to the terms of the Merger Agreement;
•by Vallon, at any time prior to receiving the required Vallon Stockholder approval, and following compliance with all of the requirements set forth in the Merger Agreement, upon the Vallon Board authorizing Vallon to enter into a “permitted alternative agreement” (as defined below); provided, however, that Vallon shall not enter into any permitted alternative agreement unless in accordance with the Merger Agreement and Vallon concurrently pays the applicable termination fee described below;
•by GRI, at any time prior to receiving the required GRI stockholder approval, and following compliance with all of the requirements set forth in the Merger Agreement, upon the GRI Board authorizing GRI to enter into a permitted alternative agreement; provided, however, that GRI shall not enter into any permitted alternative agreement unless in accordance with the Merger Agreement and GRI concurrently pays the applicable termination fee described below.
A “permitted alternative agreement” means a definitive agreement that contemplates or otherwise relates to an acquisition transaction that constitutes a superior offer.
Termination Fees Payable by Vallon
Vallon generally must pay GRI a termination fee of $2.0 million if:
•the Merger Agreement is terminated by Vallon or GRI prior to the Vallon Stockholder approval and a Vallon triggering event will have occurred; or

•the Merger Agreement is terminated by Vallon if, at any time prior to the approval of the issuance of Vallon Common Stock in the merger by the required Vallon Stockholder vote, Vallon enters into a permitted alternative agreement.
Vallon generally must also reimburse GRI for all reasonable out-of-pocket fees, and expenses incurred by GRI in connection with the Merger Agreement, up to a maximum of $400,000, if:
•the Merger Agreement is terminated by Vallon or GRI prior to the Vallon Stockholder approval and a Vallon triggering event will have occurred; or
•the Merger Agreement is terminated by GRI upon Vallon or Merger Sub’s breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Vallon or Merger Sub has become inaccurate, in either case such that the conditions to the Closing of the Merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period.
Termination Fees Payable by GRI
GRI must pay Vallon a termination fee of $2.0 million if:
•the Merger Agreement is terminated by Vallon if prior to obtaining the required GRI stockholder vote, a GRI Triggering Event will have occurred; or
•the Merger Agreement is terminated by GRI if, at any time prior to the approval of the GRI Stockholder Matters, GRI enters into a permitted alternative agreement.
GRI must also reimburse Vallon for all reasonable out-of-pocket fees, and expenses incurred by Vallon in connection with the Merger Agreement, up to a maximum of $400,000, if:
•the Merger Agreement is terminated by Vallon if prior to obtaining the required GRI stockholder vote, a GRI Triggering Event will have occurred; or
•the Merger Agreement is terminated by Vallon upon GRI’s breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of GRI has become inaccurate, in either case such that the conditions to the Closing of the Merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period.
Amendment
The Merger Agreement may be amended by the parties at any time if such amendment is in writing, is approved by the boards of directors of each party to the Merger Agreement and is signed by each party to the Merger Agreement, except that after the Merger Agreement has been adopted and approved by the stockholders of Vallon or GRI, no amendment which by law requires further approval by the stockholders of Vallon or GRI, as the case may be, will be made without such further approval.

AGREEMENTS RELATED TO THE MERGER
Mutual Non-Disclosure Agreement
On April 29, 2022, Vallon and GRI entered into a mutual non-disclosure agreement which contained customary confidentiality obligations. The mutual non-disclosure agreement includes a standstill provision.
Letter Agreement
On April 29, 2022, Ladenburg, on behalf of Vallon, provided GRI with a letter agreement that outlined the major aspects of a proposed merger.
Term Sheet
On September 29, 2022, Vallon and GRI entered into a term sheet that outlined the major aspects of a proposed merger. The term sheet included an exclusivity period that generally terminated no earlier than 30 days after the date of the term sheet.
Support Agreements
Concurrently with the execution of the Merger Agreement, the officers, directors and certain stockholders of Vallon entered into support agreements in favor of GRI relating to the Merger covering less than 20% of the outstanding shares of Vallon Common Stock, as of the date of the Merger Agreement (the “Vallon Support Agreements”). The Vallon Support Agreements provide, among other things, that the officers and directors that are a party to Vallon Support Agreements will vote all of their respective shares of Vallon Common Stock held by them in favor of adopting the Merger Agreement and approving the Merger and related transactions, and Vallon Stockholder Matters.
Within 24 hours after the execution of the Merger Agreement, certain officers, directors and stockholders of GRI (the “GRI Supporting Stockholders”) will enter into support agreements in favor of Vallon covering approximately 59.4% of the outstanding shares of GRI Common Stock, as of the date of the Merger Agreement (the “GRI Support Agreements,” and together with Vallon Support Agreements, the “Support Agreements”). The GRI Support Agreements provide, among other things, that the GRI Supporting Stockholders will vote all of the shares of GRI Common Stock held by them in favor of adopting the Merger Agreement and approving the Merger, matters set forth in the GRI stockholder written consent, and the other actions and transactions contemplated by the Merger Agreement. However, in the event the GRI Board changes its recommendation regarding the approval of the Merger, then the obligation of the GRI Supporting Stockholders to vote their shares of GRI Common Stock will be modified and the GRI Supporting Stockholders will only be required to collectively vote an aggregate number of GRI Common Stock equal to 35% of the total voting power of the outstanding GRI Common Stock. The support agreements will terminate at the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms.
Lock-Up Agreements
In connection with the execution of the Merger Agreement and the Equity Financing, certain stockholders and directors of Vallon and the officers, directors and certain stockholders of GRI entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which such persons agreed not to, except in limited circumstances, transfer or dispose of, any shares of Vallon Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Vallon Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain warrants and stock options, from the date of their respective Lock-Up Agreement and ending on the date that is 90 days after the earliest of (i) the Registrable Securities may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), (ii) the one year anniversary of the Equity Financing closing date, and (iii) the date that the Resale Registration Statement (as defined below) has been declared effective by the SEC, except for certain exceptions.

Equity Financing and Series T Warrant Exercises
Securities Purchase Agreement (Bridge Financing)
In connection with signing the Merger Agreement, GRI entered into a Securities Purchase Agreement, dated as of December 13, 2022 (the “Bridge SPA”) with the Investor, pursuant to which the Investor has agreed to purchase, and GRI agreed to issue the Bridge Notes in the aggregate principal amount of up to $3.3 million, in exchange for an aggregate purchase price of up to approximately $2.5 million (the “Bridge Loan”). Pursuant to the terms of the Bridge SPA, the Investor agreed to purchase the Bridge Notes in two closings: (i) the first closing for approximately $1.67 million in aggregate principal amount (in exchange for an aggregate purchase price of approximately $1.25 million), which occurred on December 14, 2022; and (ii) the second closing for approximately $1.67 million in aggregate principal amount (in exchange for an aggregate purchase price of approximately $1.25 million), which is scheduled to close on the first business day following the date of effectiveness of the Registration Statement. The Bridge Notes are secured by a lien on all of GRI’s assets, as described in the Bridge SPA and its exhibits. In addition, upon the funding of each tranche as described above, the Investor will also receive warrants to purchase an aggregate of 1,252,490 shares of GRI Common Stock (the “Bridge Warrants”). The Bridge Warrants have an exercise price of $1.33 per share, are exercisable at any time on or after the applicable issuance date and have a term of 60 months from the date all shares underlying the Bridge Warrants are freely tradable. The Bridge Warrants also contain certain rights with regard to asset distributions and fundamental transactions. The exercise price of the Bridge Warrants will be subject to adjustment for splits and similar recapitalization events. As a result of the Merger, at the Effective Time, each Bridge Warrant will automatically be exchanged for warrants (the “Exchange Warrants”) to purchase that number of shares of Vallon Common Stock equal to 11,272,408 multiplied by the Exchange Ratio. The Exchange Warrants will be on substantively similar terms to the Bridge Warrants, and have an initial exercise price equal to 24% of the quotient obtained by dividing the Equity SPA Aggregate Purchase Price (as defined below) by the number of Initial Shares (as defined below) (the “Closing Price Per Share”). The exercise price of the Exchange Warrants will be subject to adjustment for splits and similar recapitalization events.
Securities Purchase Agreement (Equity Financing)
In connection with signing the Merger Agreement, on December 13, 2022, GRI, Vallon and the Investor entered into a Securities Purchase Agreement (the “Equity SPA”), pursuant to which, among other things, the Investor agreed to invest approximately $12.25 million in cash and cancel any outstanding principal and interest on the Bridge Notes immediately prior to the closing of the Merger (the “Equity SPA Aggregate Purchase Price”) to fund the combined company following the Merger. In return, GRI will issue an amount of shares (the “Initial Shares”) of GRI Common Stock to the Investor equal to approximately 10.19% of the estimated Parent Fully Diluted Number (as defined in the Equity SPA) at a per share price obtained by dividing the Equity SPA Aggregate Purchase Price by the amount of Initial Shares (the “Closing Per Share Price”). The Equity Financing will close on the same date as the closing of the Merger. In addition, GRI will deposit a number of shares of GRI Common Stock equal to 400% of the number of Initial Shares into escrow with an escrow agent, to be exchanged for Vallon Common Stock in the Merger based on the Exchange Ratio (the “Additional Shares”), and to be delivered, in whole or in part, pursuant to the Equity SPA. As a result of the Merger, at the Effective Time, each Initial Share will automatically be converted into the right to receive a number of shares of Vallon Common Stock equal to the number of Initial Shares multiplied by the Exchange Ratio. Further, at the Effective Time, each Additional Share placed into escrow with the escrow agent will automatically be converted into the right to receive a number of shares of Vallon Common Stock equal to the number of Additional Shares multiplied by the Exchange Ratio. Subject to beneficial ownership limitations, Additional Shares will be issued to the Investor on or about each of the tenth trading day, the forty-fifth calendar day, the ninetieth calendar day, and the one-hundred thirty-fifth calendar day immediately following the Closing (each, a “Reset Date”), if the Closing Per Share Price is less than 90% of the arithmetic average of the five lowest weighted average prices of the Vallon Common Stock during the ten trading day period immediately preceding the applicable Reset Date (the “Reset Price”). On each Reset Date, if the Closing Per Share Price is less than the Reset Price, the Investor will receive such number of Additional Shares obtained by subtracting (i) the quotient determined by dividing (x) the Equity SPA Aggregate Purchase Price, by (y) the lower of (1) the Closing Per Share Price and (2) the lowest Reset Price related to all the Reset Date(s) preceding the applicable Reset Date, if any, from (ii) the quotient determined by dividing (x) the Equity SPA Aggregate Purchase Price, by (y) the Reset Price applicable to such Reset Date. The Equity SPA also provides that the Investor may, at any time from the fifth trading day immediately preceding any Reset Date, provide a written notice electing to receive Additional Shares on the first trading day immediately following the Investor’s delivery of that notice (instead of on the applicable Reset Date) in an amount calculated according to the formula described above, but using a Reset Price equal to 90% of the five lowest weighted average prices of Vallon Common Stock during the period beginning on the tenth trading day immediately preceding the applicable Reset Date and ending on the date the Investor delivers that notice. The combined company has no obligation to issue any Additional Shares in excess of the number of Additional Shares in escrow immediately after the Closing. On the final Reset Date, any Additional Shares in escrow that the Investor is not entitled to receive as described above will be delivered to persons and entities that were stockholders of GRI as of immediately prior to the Closing in proportion to their pro-rata ownership of GRI as of immediately prior to the Closing.
In addition, Vallon will issue to the Investor (i) Series A-1 Warrants to purchase that number of shares of Vallon Common Stock equal to 500% of the Initial Shares, (ii) Series A-2 Warrants to purchase that number of shares of Vallon Common Stock equal to 450% of the Initial Shares, and (iii) Series T Warrants to purchase (x) that number of shares of Vallon Common Stock equal to approximately 320.9% of the Initial Shares and (y) upon exercise of the Series T Warrants, an additional amount of Series A-1 Warrants and Series A-2 Warrants, each to purchase that number of shares of Vallon Common Stock equal to approximately 320.9% of the Initial Shares (collectively, the “Equity Warrants”). The Equity Warrants will be issued on the 11th trading day following the closing of the Merger and will have an initial exercise price per share equal to 20% of the Closing Per Share Price for the Series T Warrants, 22% of the Closing Per Share Price for the Series A-1 Warrants and Series A-1 Warrants issued upon exercise of the Series T Warrants and 24% of the Closing Per Share Price for the Series A-2 Warrants and Series A-2 Warrants issued upon exercise of the Series T Warrants. The Equity Warrants are exercisable at any time on or after the applicable issuance date. The Series A-1 Warrants have a term of 60 months from the date all shares underlying the Series A-1 Warrants are freely tradable and the Series A-2 Warrants and Series T Warrants have a term of 24 months from the date all shares underlying the Series A-2 Warrants and Series T Warrants, respectively, are freely tradable. Vallon may force the exercise of the Series T Warrants subject to the satisfaction of certain equity conditions. The Equity Warrants have a cashless exercise provision providing that if on any trading day following the earlier of (i) 240 days following the closing of the Merger or (ii) the deadline under the Registration Rights Agreement (as defined below) for having a registration statement registering the underlying Series A-2 warrant shares for resale declared effective (such earlier date, the “Trigger Date”), a registration statement covering the resale of the warrant shares that are the subject of an exercise notice is unavailable, such Equity Warrant may be exercised on a cashless basis and receive shares of common stock pursuant to the formula therein. The Series A-2 Warrants also have an alternate cashless exercise provision providing that if on any trading day following the Trigger Date, the weighted average price of the post-merger combined company’s common stock is less than 90% of the exercise price of the Series A-2 Warrants, then the holder of the Series A-2 Warrant may exercise the Series A-2 Warrants on a cashless basis and receive one share of common stock for each underlying Series A-2 Warrant share. The exercise price of the Series A-1 Warrants is subject to adjustment for certain dilutive issuances, and the exercise prices and number of shares issuable upon exercise of the Equity Warrants are subject to adjustment for reverse stock splits and similar recapitalization events. The Equity Warrants also contain certain rights with regard to asset distributions and fundamental transactions.
The Equity SPA contains customary representations and warranties of GRI, Vallon and the Investor. Each party’s obligation to consummate the transactions contemplated by the Equity SPA is subject to the satisfaction or waiver of certain conditions, including the satisfaction or waiver of each of the conditions precedent to the closing of the Merger contained in the Merger Agreement. Under the Equity SPA, GRI and Vallon are required to obtain the Investor’s consent prior to waiving or amending the terms of the Merger Agreement.
Pursuant to the Equity SPA, until 180 calendar days after the earliest of (i) such time as all of the Registrable Securities (as defined below) may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), (ii) the one year anniversary of the closing of the Merger, and (iii) the date that the Resale Registration Statement (as defined below) has been declared effective by the SEC, except for certain exceptions, neither GRI nor Vallon shall, (1) directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its subsidiaries’ debt, equity or equity equivalent securities, (2) enter into, or effect a transaction under, any agreement, including, but not limited to, an equity line of credit or “at-the-market” offering, whereby GRI or Vallon may issue securities at a future determined price or (3) be party to any solicitations, negotiations or discussions with regard to the foregoing.
Beneficial Ownership Limitations
The Equity SPA, Exchange Warrants, and Equity Warrants also contain customary 4.99%/9.99% beneficial ownership limitations, and the Investor will be prohibited from receiving shares of Vallon Common Stock from escrow or upon exercise of any Exchange Warrants or Equity Warrants, as applicable, to the extent that immediately prior to or after giving effect to receipt of these shares, the Investor, together with its affiliates or other attribution parties would beneficially own more than 4.99%/9.99%, as applicable, of the total number of shares of Vallon Common Stock then issued and outstanding. In that situation, the escrow agent will hold the shares in excess of the ownership limitation in abeyance for the benefit of the Investor pending compliance with the beneficial ownership limitation.
Assuming an Exchange Ratio of 1.7759, the Investor is expected to hold (i) approximately 57.5% of the outstanding equity of the combined company, as calculated on a fully diluted basis and immediately after giving effect to the Equity Financing and the Merger but before giving effect to the issuance of the Series A-1, A-2, and T Warrants, and (ii) approximately 84.7% of the outstanding equity of the combined company, as calculated on a fully diluted basis by including all shares underlying all options and warrants of the combined company after giving effect to the Merger, the Equity Financing (including the issuance of the Series A-1, A-2, and T Warrants), the Series T Warrant Exercises (including the Series A-1 Warrants and Series A-2 Warrants issuable upon exercise of the Series T Warrants) and assuming the Investor receives all escrowed shares. These percentages do not take into account any beneficial ownership limitations.
Registration Rights Agreement
In connection with the Equity Financing, Vallon entered into a Registration Rights Agreement with the Investor (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, provided the Merger is completed, Vallon is required to file a resale registration statement (the “Resale Registration Statement”) with respect to the maximum number of shares of Vallon Common Stock held by or issuable to the Investor pursuant to the Equity Warrants and the Exchange Warrants (the “Registrable Securities”), within 15 business days after a demand for registration is made pursuant to the Registration Rights Agreement. The combined company will be required to use its reasonable best efforts to maintain the effectiveness of the Resale Registration Statement until the earlier of (i) the date as of which the Investor may sell all of the Registrable Securities covered by the applicable Resale Registration Statement(s) without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) or (ii) the date on which the Investor has sold all of the Registrable Securities covered by the applicable Resale Registration Statement(s). The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions.
Subject to limited exceptions, if the Company fails to file and obtain and maintain effectiveness of the Resale Registration Statements required under the Registration Rights Agreement, then the Company shall be obligated to pay to each affected holder of Registrable Securities an amount equal to 1.5% of the aggregate purchase price of such holder’s Registrable Securities whether or not included in such Resale Registration Statement on the date of such failure and 1.5% on every thirtieth day thereafter (pro-rated for periods of less than 30 days) until the date such failure is cured.

MATTERS BEING SUBMITTED TO A VOTE OF VALLON’S STOCKHOLDERS
PROPOSAL NO. 1:
APPROVAL PURSUANT TO NASDAQ LISTING RULES 5635(a), 5635(b) AND 5635(d) OF (I) THE ISSUANCE OF SHARES OF VALLON COMMON STOCK PURSUANT TO THE MERGER, EQUITY FINANCING AND THE SERIES T WARRANT EXERCISES, WHICH WILL REPRESENT MORE THAN 20% OF THE SHARES OF VALLON COMMON STOCK OUTSTANDING IMMEDIATELY PRIOR TO THE MERGER, THE EQUITY FINANCING AND THE SERIES T WARRANT EXERCISES AND (II) THE CHANGE OF CONTROL RESULTING FROM THE MERGER, THE EQUITY FINANCING AND THE SERIES T WARRANT EXERCISES
At the Vallon virtual special meeting, holders of Vallon Common Stock will be asked to approve pursuant to Nasdaq Listing Rules 5635(a), 5635(b) and 5635(d): (i) the issuance of shares of Vallon Common Stock pursuant to the Merger, Equity Financing and the Series T Warrant Exercises, which will represent more than 20% of the shares of Vallon Common Stock outstanding immediately prior to the Merger, the Equity Financing and the Series T Warrant Exercises and (ii) the change of control resulting from the Merger, the Equity Financing, and the Series T Warrant Exercises;. Under the Exchange Ratio formula described in the Merger Agreement, the equity holders of GRI immediately before the Closing (including the Investor in the Equity Financing) are expected to hold approximately between 83.0% to 96.7% of the aggregate number of outstanding shares of Vallon Common Stock immediately after the Closing and the equity holders of Vallon immediately prior to the Closing are expected to hold approximately between 17.0% to 3.3% of the aggregate number of outstanding shares of Vallon Common Stock immediately after the Closing, in each case as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Equity Financing but before giving effect to the issuance of the Series A-1, A-2, and T Warrants. The Exchange Ratio formula is based upon a GRI valuation of $49.0 million and a Vallon valuation of $29.0 million, which is subject to adjustment based upon Vallon’s net cash on the Closing Date and any reduction to Vallon’s valuation required in order to meet the initial listing requirements of Nasdaq. Vallon anticipates that it will have approximately negative $3.0 million of net cash, as calculated pursuant to the Merger Agreement, at the Closing provided the Closing occurs on or about ____, 2023. As of the date of this proxy statement/prospectus/information statement, the parties expect there to be a Nasdaq Adjustment and have assumed an Exchange Ratio that assumes a price per share of Vallon Common Stock of $0.30.
Assuming an Exchange Ratio of 1.7759:
•The outstanding equity of the combined company, as calculated on a fully diluted basis and immediately after giving effect to the Equity Financing and the Merger but before giving effect to the issuance of the Series A-1, A-2, and T Warrants, is expected to be held as follows: the equity holders of GRI capital stock immediately prior to the Closing other than the Investor will hold approximately 34.9%; the Investor in the Equity Financing will hold approximately 20.1%; the equity holders of Vallon immediately prior to the Closing will hold approximately 7.6%, and approximately 37.4% will be held in escrow pursuant to the Equity Financing, and
•The outstanding equity of the combined company, as calculated on a fully diluted basis by including all shares underlying all options and warrants of the combined company after giving effect to the Merger, the Equity Financing (including the issuance of the Series A-1, A-1 and T Warrants), the Series T Warrant Exercises (including the Series A-1 Warrants and Series A-2 Warrants issuable upon exercise of the Series T Warrants) and assuming the Investor receives all escrowed shares, is expected to be held as follows: equity holders of GRI immediately prior to the Closing other than the Investor will hold approximately 12.5%, the Investor in the Equity Financing will hold approximately 84.7%; and the Vallon equity holders immediately prior to the Closing will hold approximately 2.7%.
The terms of, reasons for, and other aspects of the Merger Agreement, the Merger, the Equity SPA, the Equity Financing and the Series T Warrant Exercises, the issuance of Vallon Common Stock pursuant to the Merger Agreement, the Equity SPA, the Series A -1, A-2, and T Warrants, and the Series T Warrant Exercises, and the

change of control resulting from the foregoing are described in detail in the other sections in this proxy statement/prospectus/information statement.
Vote Required; Recommendation of the Vallon Board
The affirmative vote of the holders of a majority of the votes cast, either affirmatively or negatively, on the proposal at the Vallon virtual special meeting is required to approve Proposal No. 1. Abstentions will have no effect on the approval of this Proposal. Proposal No. 1 is a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to exercise discretionary authority to vote or not vote shares held in street name on certain matters. Because all of the matters to be submitted at the special meeting are non-routine, it is not anticipated that there will be any broker non-votes. If, however, brokers are entitled to vote uninstructed shares at the special meeting on any other proposal, broker non-votes, if any, will have no effect on the outcome of Proposal No. 1.
THE VALLON BOARD RECOMMENDS THAT VALLON’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE PURSUANT TO NASDAQ LISTING RULES 5635(a), 5635(b) AND 5635(d) OF (I) THE ISSUANCE OF SHARES OF VALLON COMMON STOCK PURSUANT TO THE MERGER, EQUITY FINANCING AND THE SERIES T WARRANT EXERCISES, WHICH WILL REPRESENT MORE THAN 20% OF THE SHARES OF VALLON COMMON STOCK OUTSTANDING IMMEDIATELY PRIOR TO THE MERGER, THE EQUITY FINANCING AND THE SERIES T WARRANT EXERCISES AND (II) THE CHANGE OF CONTROL RESULTING FROM THE MERGER, THE EQUITY FINANCING AND THE SERIES T WARRANT EXERCISES. THE APPROVAL OF EACH OF PROPOSAL NOS. 1, 2, AND 4 ARE REQUIRED TO CONSUMMATE THE MERGER.

PROPOSAL NO. 2:
APPROVAL OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF VALLON EFFECTING THE REVERSE SPLIT OF VALLON COMMON STOCK AT A RATIO WITHIN A RANGE OF NOT LESS THAN ____ AND NOT GREATER THAN ____
General
At the Vallon virtual special meeting, Vallon’s common stockholders will be asked to approve an amendment to the amended and restated certificate of incorporation of Vallon effecting the Reverse Split of Vallon Common Stock at a ratio anywhere in the range not less than ____ new share for every ____ shares and not greater than ____ new share for every ____ shares outstanding, with the Vallon Board having previously approved and declared advisable each amendment effecting the Reverse Split within such range. Prior to the effectiveness of the Merger, Vallon, the Investor and GRI will mutually agree upon the exact reverse split ratio within such range, and the Vallon Board will abandon all amendments within such range (other than the amendment setting forth the ratio selected). The Vallon Board will make the final determination of the ratio within the approved range, after consultation with GRI and the Investor. Upon the effectiveness of the certificate of amendment to the amended and restated certificate of incorporation of Vallon effecting the Reverse Split (the “Split Effective Time”), the issued shares of Vallon Common Stock immediately prior to the Split Effective Time will be reclassified into a smaller number of shares within the specified range, such that a stockholder of Vallon will own one new share of Vallon Common Stock for the specified number of shares of issued common stock held by that stockholder immediately prior to the Split Effective Time.
If Proposal No. 2 is approved, the Reverse Split would become effective immediately prior to the effectiveness of the Merger. Vallon may effect only one reverse stock split in connection with this Proposal No. 2. Vallon, GRI and the Investor’s mutual decision will be based on a number of factors, including market conditions, existing and expected trading prices for Vallon Common Stock, and the listing requirements of Nasdaq.
The form of the certificate of amendment to the amended and restated certificate of incorporation of Vallon to effect the Reverse Split, as more fully described below, will affect the Reverse Split but will not change the number of authorized shares of common stock or preferred stock, or the par value of Vallon Common Stock or preferred stock.
Purpose
The Vallon Board approved the proposal approving the certificate of amendment to the amended and restated certificate of incorporation of Vallon effecting the Reverse Split for the following reasons:
•the Vallon Board believes effecting the Reverse Split may be an effective means of avoiding a delisting of Vallon Common Stock from Nasdaq in the future;
•the Vallon Board believes an investment in Vallon Common Stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients and investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks;
•the Vallon Board believes that analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks and that most investment funds are reluctant to invest in lower priced stocks;
•the Vallon Board believes that the Reverse Split will result in a number of authorized but unissued shares of Vallon Common Stock sufficient for the issuance of shares of Vallon Common Stock to GRI’s stockholders pursuant to the Merger Agreement; and
•the Vallon Board believes a higher stock price may help generate investor interest in Vallon and help Vallon attract and retain employees.

If the Reverse Split successfully increases the per share price of Vallon Common Stock, the Vallon Board believes this increase may increase trading volume in Vallon Common Stock and facilitate future financings by Vallon.
Nasdaq Requirements for Listing on Nasdaq
Vallon Common Stock is listed on The Nasdaq Capital Market under the symbol “VLON.” Vallon has filed an initial listing application with The Nasdaq Capital Market, as described below, to seek listing on Nasdaq upon the closing of the Merger.
According to Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Vallon to have, among other things, a $4.00 per share minimum bid price upon the closing of the Merger. Therefore, the Reverse Split may be necessary in order to consummate the Merger.
One of the effects of the Reverse Split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Vallon’s management being able to issue more shares without further stockholder approval. For example, before the Reverse Split, assuming Vallon’s shares issued do not increase from January 15, 2023, Vallon’s authorized but unissued shares of common stock immediately prior to the closing of the Merger would be approximately 13,482,342 compared to shares issued of approximately ____. If Vallon effects the Reverse Split using a ____-for-____ ratio (the midpoint of the range of the Reverse Split), its authorized but unissued shares of common stock immediately prior to the closing of the Merger would be approximately ____ compared to shares issued of approximately ____. Vallon currently has no plans to issue shares, other than in connection with the Merger and to satisfy obligations under the Vallon employee stock option awards from time to time as the options are exercised. The Reverse Split will not affect the number of authorized shares of Vallon Common Stock which will continue to be authorized pursuant to the certificate of incorporation of Vallon.
Potential Increased Investor Interest
On January 15, 2023, Vallon Common Stock closed at $0.2712 per share. An investment in Vallon Common Stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Vallon Board believes that most investment funds are reluctant to invest in lower priced stocks.
There are risks associated with the Reverse Split, including that the Reverse Split may not result in an increase in the per share price of Vallon Common Stock.
Vallon cannot predict whether the Reverse Split will increase the market price for Vallon Common Stock in the future. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:
•the market price per share of Vallon Common Stock after the Reverse Split will rise in proportion to the reduction in the number of shares of Vallon Common Stock outstanding before the Reverse Split;
•the Reverse Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;
•the Reverse Split will result in a per share price that will increase the ability of Vallon to attract and retain employees;
•the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing, or that Vallon will otherwise meet the requirements of Nasdaq for inclusion for trading on Nasdaq, including the $4.00 minimum bid price upon the closing of the Merger.

The market price of Vallon Common Stock will also be based on performance of Vallon and other factors, some of which are unrelated to the number of shares outstanding. If the Reverse Split is effected and the market price of Vallon Common Stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Vallon may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Vallon Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Split.
Principal Effects of the Reverse Split
The certificate of amendment to the amended and restated certificate of incorporation of Vallon to effect the Reverse Split is set forth in Annex D to this proxy statement/prospectus/information statement.
The Reverse Split will be effected simultaneously for all outstanding shares of Vallon Common Stock. The Reverse Split will affect all of Vallon’s stockholders uniformly and will not affect any stockholder’s percentage ownership interest in Vallon, except to the extent that the Reverse Split results in any of Vallon’s stockholders owning a fractional share. Shares of Vallon Common Stock issued pursuant to the Reverse Split will remain fully paid and nonassessable. The Reverse Split does not affect the total proportionate ownership of Vallon following the Merger. The Reverse Split will not affect Vallon continuing to be subject to the periodic reporting requirements of the Exchange Act.
Procedure for Effecting the Reverse Split and Exchange of Stock Certificates
If Vallon’s common stockholders approve the amendment to the amended and restated certificate of incorporation of Vallon effecting the Reverse Split, and if the Vallon Board and GRI Board still believe that a reverse stock split is in the best interests of the combined company, Vallon will file the certificate of amendment to the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Vallon Board and GRI Board have determined to be the appropriate Split Effective Time. The Vallon Board may delay effecting the Reverse Split without resoliciting stockholder approval. Beginning at the Split Effective Time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.
As soon as practicable after the Split Effective Time, Vallon’s stockholders will be notified that the Reverse Split has been effected. Vallon does not have physical certificates for Vallon Common Stock and, as such, no exchange of such certificates will be necessary.
Fractional Shares
No fractional shares will be issued in connection with the Reverse Split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date immediately preceding the Split Effective Time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.
By approving the amendment to the amended and restated certificate of incorporation of Vallon effecting the Reverse Split, stockholders will be approving the combination of a whole number of shares of Vallon Common Stock not less than ____ and not greater than ____ into one share of Vallon Common Stock, with the amendment setting forth the actual ratio to be determined by the Vallon Board after consultation with GRI prior to the effectiveness of the Merger and all other amendments (other than the amendment setting forth the actual ratio) being abandoned by the Vallon Board.
Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Vallon is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Vallon or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.
Potential Anti-Takeover Effect
Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Vallon Board or contemplating a tender offer or other transaction for the combination of Vallon with another company, the Reverse Split proposal is not being proposed in response to any effort of which Vallon is aware to accumulate shares of Vallon Common Stock or obtain control of Vallon, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the Vallon Board and stockholders. Other than the proposals being submitted to Vallon’s common stockholders for their consideration at the Vallon virtual special meeting, the Vallon Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Vallon. For more information, please see the sections titled “Risk Factors — Risks Related to Ownership of Vallon’s Common Stock”, and “Description of Vallon Capital Stock — Anti-Takeover Effects of Provisions of Vallon’s Amended and Restated Certificate of Incorporation, Vallon’s Amended and Restated Bylaws, and Delaware Law.”
Material U.S. Federal Income Tax Consequences of the Reverse Split
The following is a discussion of the material U.S. federal income tax consequences of the Reverse Split to Vallon U.S. holders (which, for purposes of this discussion, has the same meaning as in the section titled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger”), but does not purport to be a complete analysis of all the potential tax consequences that may be relevant to Vallon U.S. holders. This summary is based upon current provisions of the Code, existing Treasury regulations, judicial decisions, and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to Vallon U.S. holders as described in this summary.
This discussion applies only to Vallon U.S. holders who hold their Vallon Common Stock as a “capital asset” within the meaning of Section 1221 of the Code, and does not address all U.S. federal income tax consequences relevant to a Vallon U.S. holder. In addition, it does not address consequences relevant to Vallon U.S. holders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation to Vallon U.S. holders that are:
•brokers, dealers or traders in securities; banks; insurance companies; other financial institutions; mutual funds;
•real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;
•pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);
•persons who are not “United States persons” within the meaning of Section 7701(a)(30) of the Code;
•stockholders who are subject to the alternative minimum tax provisions of the Code;
•persons who hold their shares of Vallon Common Stock as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction;
•persons that have a functional currency other than the U.S. dollar;
•traders in securities who elect to apply a mark-to-market method of accounting;

•persons who hold shares of Vallon Common Stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;
•persons who elect to apply the provisions of Section 1400Z-2 to any gains realized in the Reverse Split;
•persons who acquired their shares of Vallon Common Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to Vallon Common Stock being taken into account in an “applicable financial statement” (as defined in the Code);
•persons deemed to sell Vallon Common Stock under the constructive sale provisions of the Code;
•persons who acquired their shares of Vallon Common Stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and
•certain expatriates or former citizens or long-term residents of the United States.
Vallon stockholders including in particular those subject to special U.S. or non-U.S. tax rules that are described in this paragraph, are urged to consult their own tax advisors regarding the consequences to them of the Reverse Split.
If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds Vallon Common Stock, the U.S. federal income tax treatment of the partnership or a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding Vallon Common Stock or any other person not addressed by this discussion, you should consult your tax advisors regarding the tax consequences of the Reverse Split.
In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the Reverse Split, whether or not they are in connection with the Reverse Split including, without limitation, the Equity Financing, the Merger, the Series T Warrant Exercises and any transaction in which shares of Vallon Common Stock are acquired or disposed of; (b) any U.S. federal non-income tax consequences of the Reverse Split, including estate, gift or other tax consequences; (c) any state, local or non-U.S. tax consequences of the Reverse Split; or (d) the Medicare contribution tax on net investment income. No ruling from the IRS or opinion of counsel, has been or will be requested in connection with the Reverse Split. Vallon U.S. Holders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.
Treatment of Vallon U.S. Holders in the Reverse Split
Vallon intends to treat the Reverse Split as a “recapitalization” for U.S. federal income tax purposes within the meaning of Section 368(a)(1)(E) of the Code. Assuming the Reverse Split qualifies as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code, a Vallon U.S. holder should not recognize gain or loss upon the Reverse Split, except to the extent a Vallon U.S. holder receives cash in lieu of a fractional share of Vallon Common Stock. A Vallon U.S. holder’s aggregate tax basis in the shares of Vallon Common Stock received pursuant to the Reverse Split should equal the aggregate tax basis of the shares of the Vallon Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Vallon Common Stock), and such Vallon U.S. holder’s holding period in the shares of Vallon Common Stock received should include the holding period in the shares of Vallon Common Stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Vallon Common Stock surrendered to the shares of Vallon Common Stock received in a recapitalization pursuant to the Reverse Split. U.S. holders of shares of Vallon Common Stock that are acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

A Vallon U.S. holder that receives cash in lieu of a fractional share of Vallon Common Stock pursuant to the Reverse Split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Vallon U.S. holder’s tax basis in the shares of Vallon Common Stock surrendered that is allocated to such fractional share of Vallon Common Stock. Such capital gain or loss should be long-term capital gain or loss if, as of the effective time of the Reverse Split, the Vallon U.S. holder’s holding period for such Vallon Common Stock surrendered exceeds one year. Long-term capital gains of certain non-corporate taxpayers, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.
Holders of Vallon Common Stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Reverse Split in light of their particular circumstances and the consequences to them under state, local, and non-U.S. tax laws and other federal tax laws.
Reporting Requirements
If the Reverse Split qualifies as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code, each Vallon U.S. holder who receives shares of Vallon Common Stock in the Reverse Split is required to retain permanent records pertaining to the Reverse Split, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Additionally, Vallon U.S. holders who owned immediately before the Reverse Split at least five percent (by vote or value) of the total outstanding stock of Vallon are required to attach a statement to their tax returns for the year in which the Reverse Split is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the Vallon U.S. holder’s tax basis in such holder’s Vallon Common Stock surrendered in the Reverse Split, the fair market value of such stock, the date of the Reverse Split and the name and employer identification number of Vallon. Vallon U.S. holders are urged to consult with their tax advisors to comply with these rules.
Information Reporting and Backup Withholding
A Vallon U.S. holder may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the Reverse Split. Backup withholding should not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form and otherwise complies with all the applicable requirements of the backup withholding rules, or (ii) certifies that the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules are not an additional tax and generally may be refunded or allowed as a credit against the federal income tax liability of a Vallon U.S. holder, if any, provided the required information is timely furnished to the IRS. Vallon U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.
The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business, or tax advice to any particular Vallon U.S. holder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular U.S. federal income tax consequences of the Reverse Split to you, including any tax consequences arising under U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.
Vote Required; Recommendation of the Vallon Board
The affirmative vote of holders of a majority of the shares of Vallon Common Stock outstanding on the record date for the Vallon virtual special meeting is required to approve Proposal No. 2. Abstentions will have the same effect as votes “AGAINST” this Proposal. Proposal No. 2 is a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to exercise discretionary authority to vote or not vote shares held in street name on certain matters. Because all of the matters to be submitted at the special meeting are non-routine, it is not anticipated that there will be any broker non-votes. If, however, brokers are entitled to vote uninstructed shares at the special meeting on any other proposal, broker non-votes, if any, will have the effect of a vote “AGAINST” Proposal No. 2.
THE VALLON BOARD RECOMMENDS THAT VALLON’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF VALLON EFFECTING THE REVERSE SPLIT OF VALLON COMMON STOCK AT A RATIO WITHIN A RANGE OF NOT LESS THAN ____ AND NOT GREATER THAN ____. THE APPROVAL OF EACH OF PROPOSAL NOS. 1, 2, AND 4 ARE REQUIRED TO CONSUMMATE THE MERGER.

PROPOSAL NO. 3:
APPROVAL OF AN AMENDMENT TO VALLON’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO LIMIT THE LIABILITY OF CERTAIN OFFICERS OF VALLON AS PERMITTED BY RECENT AMENDMENTS TO DELAWARE LAW
Background
The State of Delaware, which is Vallon’s state of incorporation, recently enacted legislation that enables Delaware companies to limit the liability of certain officers in limited circumstances in accordance with Section 102(b)(7) of the Delaware General Corporation Law. The new Delaware legislation only permits, and our proposed amendment would only permit, exculpation for direct claims brought by stockholders for breach of an officer’s fiduciary duty of care, including class actions, but would not eliminate officers’ monetary liability for breach of fiduciary duty claims brought by the corporation itself or for derivative claims brought by stockholders in the name of the corporation. Furthermore, the limitation on liability would not apply to breaches of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit.
Reasons for the Proposed Amendment
Vallon’s amended and restated certificate of incorporation, as amended, currently provides for the exculpation of directors, but does not include a provision that allows for the exculpation of officers. The board of directors believes it is important to provide protection from certain liabilities and expenses that may discourage prospective or current directors from accepting or continuing membership on corporate boards and prospective or current officers from serving corporations. In the absence of such protection, qualified directors and officers might be deterred from serving as directors or officers due to exposure to personal liability and the risk that substantial expense will be incurred in defending lawsuits, regardless of merit.
For the reasons stated above, it is in the interest of Vallon and its stockholders that the amendment be approved. The proposed amendment would better position Vallon to attract top officer candidates and retain our current officers and enable the officers to exercise their business judgment in furtherance of the interests of the stockholders without the potential for distraction posed by the risk of personal liability. Additionally, it will align the protections for the officers with those protections afforded to the directors.
The proposed amendment is not being proposed in response to any specific resignation, threat of resignation or refusal to serve by any director or officer.
Language of Proposed Amendment
In order to ensure Vallon remains able to attract and retain the most qualified officers, Vallon proposes to amend Section 10.1 of the Vallon’s amended and restated certificate of incorporation as follows:
“Section 10.1 No Personal Liability. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer.”
Vote Required and Recommendation of Board
The affirmative vote of holders of a majority of the shares of Vallon Common Stock outstanding on the record date for the Vallon virtual special meeting is required to approve Proposal No. 3. Abstentions and broker non-votes, if any, will have the same effect as votes “AGAINST” this Proposal. Proposal No. 3 is a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to exercise discretionary authority to vote or not vote shares held in street name on certain matters. Because all of the matters to be submitted at the special meeting are non-routine, it is not anticipated that there will be any broker non-votes. If, however, brokers are entitled to vote uninstructed shares at the special meeting on any other proposal, broker non-votes, if any, will have the effect of a vote “AGAINST” Proposal No. 3.

THE VALLON BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE THE AMENDMENT TO VALLON’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO LIMIT THE LIABILITY OF CERTAIN OFFICERS OF VALLON AS PERMITTED BY RECENT AMENDMENTS TO DELAWARE LAW.

PROPOSAL NO. 4:
APPROVAL OF AMENDED AND RESTATED 2018 EQUITY INCENTIVE PLAN TO, AMONG OTHER THINGS, INCREASE THE AGGREGATE NUMBER OF SHARES OF VALLON COMMON STOCK AVAILABLE FOR ISSUANCE THEREUNDER TO 6,500,000
In this Proposal No. 4, Vallon is asking Vallon’s stockholders to approve an amended and restated Vallon 2018 Equity Incentive Plan, which we refer to herein as the “2018 Plan” and as amended and restated, the “Amended and Restated Plan.” The Vallon Board approved the Amended and Restated Plan on December 22, 2022, subject to stockholder approval at the virtual special meeting of stockholders. If stockholders approve this proposal, the Amended and Restated Plan will become effective on the consummation of the Merger. If the Amended and Restated Plan is not approved by the stockholders, it will not become effective and the GRI Bio, Inc. 2015 Equity Incentive Plan (the “2015 Plan”) and the unamended Vallon 2018 Equity Incentive Plan (together, the “Prior Plans”) will continue to be effective in accordance with their terms and the combined company may continue to make awards under such plans, subject to the limits thereunder. If the Amended and Restated Plan is adopted, no awards will be granted under the 2015 Plan following the closing of the Merger. The Amended and Restated Plan is described in more detail below.
General Information
Vallon is seeking stockholder approval of the Amended and Restated Plan to authorize an increase of the aggregate number of shares by 5,067,171 shares to 6,500,000 shares of Vallon Common Stock for issuance as awards under the 2018 Plan, to increase the aggregate maximum number of shares of Vallon Common Stock that may be issued pursuant to the exercise of incentive stock options under the 2018 Plan to 80,000,000 shares, to extend the term of the 2018 Plan through January 1, 2033, to prohibit any action that would be treated as a “repricing” of an award without further approval by the stockholders of Vallon, and to revise the limits on awards to non-employee directors as follows: the aggregate grant date fair value of shares granted to any non-employee director under the 2018 Plan and any other cash compensation paid to any non-employee director in any calendar year may not exceed $0.75 million; increased to $1.0 million in the year in which such non-employee director initially joins the board of directors.
The purpose of the 2018 Plan and the Plan Amendment is to provide a means whereby the combined company can secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for the success of the combined company and its affiliates and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the common stock through the granting of awards under the 2018 Plan.
As of January 15, 2023 and excluding the new shares of Vallon Common Stock requested under the Amended and Restated Plan, 729,083 shares of Vallon Common Stock remained available for issuance or delivery under the 2018 Plan. As of that date, there were 694,240 shares of Vallon Common Stock subject to outstanding stock options, with a weighted average exercise price of $3.94 and a weighted average remaining contractual term of 8.05 years. As of January 15, 2023, the closing market price of a share of Vallon Common Stock as reported on The Nasdaq Capital Market was $0.2712 per share.
Approval of the Amended and Restated Plan by Vallon’s stockholders is required, among other things, in order to comply with stock exchange rules requiring stockholder approval of equity compensation plans and allow the grant of incentive stock options under the 2018 Plan. If this Equity Incentive Plan Proposal is approved by our stockholders, the Amended and Restated Plan will become effective as of the date of the closing of the Merger. In the event that Vallon’s stockholders do not approve this proposal, the Amended and Restated Plan will not become effective.
The combined company’s equity compensation program, as implemented under the 2018 Plan and the Amended and Restated Plan, will allow the combined company to be competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. It is critical to the combined company’s long-term success that the interests of employees and other service providers are tied to its success as “owners” of the business. Approval of the Amended and Restated

Plan will allow the combined company to grant stock options and other equity awards at levels it determines to be appropriate in order to attract new employees and other service providers, retain existing employees and service providers and to provide incentives for such persons to exert maximum efforts for the combined company’s success and ultimately increase stockholder value. The Amended and Restated Plan allows the combined company to utilize a broad array of equity incentives with flexibility in designing equity incentives, including traditional stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards and performance awards to offer competitive equity compensation packages in order to retain and motivate the talent necessary for the combined company.
If the request to approve the Amended and Restated Plan is approved by Vallon’s stockholders, there will be approximately ___ shares, subject to adjustment for specified changes in the combined company’s capitalization, available for grant under the 2018 Plan, as amended, as of the effective time of the closing of the Merger. In addition, as further described below under the section titled “Description of the Vallon 2018 Equity Incentive Plan — Limitation of Shares Available,” the share reserve is subject to annual increases each January 1 of up to 4% of shares of the combined company common stock outstanding (or a lesser number determined by the combined company board of directors). The Vallon Board believes this pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain, and motivate employees and other participants.
Description of the Vallon 2018 Equity Incentive Plan
A summary description of the material features of the 2018 Plan, as it would be amended by the Amended and Restated Plan, is set forth below. The following summary does not purport to be a complete description of all the provisions of the 2018 Plan and is qualified by reference to the 2018 Plan and the forms of which are attached to this proxy statement/prospectus/information statement as Exhibit 10.3, respectively, and incorporated by reference in their entirety. Vallon stockholders should refer to the 2018 Plan for more complete and detailed information about the terms and conditions of the 2018 Plan.
Eligibility and Administration. Our employees, consultants and directors will be eligible to receive equity awards under the 2018 Plan. It is currently anticipated that approximately four employees and consultants and four non-employee directors will be eligible for awards under the 2018 Plan immediately following the Merger. The 2018 Plan is administered by our board of directors or a committee thereof, which may delegate its duties and responsibilities to our compensation committee or to other committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Securities Exchange Act of 1934, as amended, stock exchange rules and other laws, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2018 Plan, subject to its express terms and conditions. The plan administrator sets the terms and conditions of all awards under the 2018 Plan, including any vesting and vesting acceleration conditions.
Limitation on Shares Available. Vallon has reserved, subject to stockholder approval of the Amended and Restated Plan, 6,500,000 shares of Vallon Common Stock for issuance under the 2018 Plan, plus an annual increase on the first day of each calendar year beginning in 2024 and ending in 2033 equal to the lesser of (i) 4% of the shares of Vallon Common Stock outstanding on the last day of the immediately preceding calendar year and (ii) such smaller number of shares of common stock as determined by the combined company Board; provided, however, that no more than 80,000,000 shares of common stock may be issued upon the exercise of ISOs. The shares available for issuance or delivery under the 2018 Plan may include authorized but unissued shares, treasury shares, shares acquired in the open market or a combination thereof.
In the event that shares of Vallon Common Stock previously issued under the 2018 Plan are reacquired by the Company, such shares shall be added to the number of shares then available for issuance under the plan. In the event that an outstanding award for any reason expires or is canceled before being exercised or settled in full, the unexercised or unsettled shares subject to such award shall remain available for issuance under the 2018 Plan. In the event that shares that otherwise would have been issuable under the 2018 Plan are withheld by the Company in payment of the purchase price, exercise price or withholding taxes with respect to an award, such shares shall remain available for issuance under the 2018 Plan. To the extent an award is settled in cash, the cash settlement shall not reduce the number of shares remaining available for issuance under the 2018 Plan.
Awards. The 2018 Plan provides for the grant of stock options, restricted shares, restricted share units (“RSUs”), stock appreciation rights (“SARs”), and other share-based awards. All equity awards under the 2018 Plan are subject to award agreements, which detail the terms and conditions of the awards, including any applicable vesting, performance conditions, if any, and payment terms and post-termination exercise limitations. A brief description of each award type follows.
•Stock Options. The plan administrator may grant stock options, which may consist of non-qualified stock options, incentive stock options, or any combination of the foregoing. Stock options will provide the option holder the right to purchase shares of Vallon Common Stock at a price not less than the fair value of such shares on the date of grant. No stock options may be exercised more than 10 years from the date of grant. Each grant of stock options must specify (i) the period of continuous employment that is required (or the performance objectives that must be achieved) before the stock options become exercisable, (ii) the extent to which the option holder will have the right to exercise the stock options following termination of service, and (iii) the permitted method for paying the exercise price.
•Stock Appreciation Rights. The plan administrator may grant SARs. Each SAR award agreement will specify a grant price, which must be at least equal to the fair value of a share of Vallon Common Stock on the date of grant. No SAR may be exercised more than 10 years from the date of grant. Upon the exercise of a SAR, the holder is entitled to receive payment in an amount determined by multiplying (i) the excess of the fair value per share of Vallon Common Stock on the date of exercise over the grant price, by (ii) the number of shares with respect to which the SAR is exercised. The payment upon the SAR exercise will be in cash, shares of Vallon Common Stock of equivalent value, or in some combination thereof, as provided in the applicable award agreement. Each SAR award agreement must specify (i) the period of continuous employment that is required (or the performance objectives that must be achieved) before the SAR becomes exercisable and (ii) the extent to which the holder will have the right to exercise the SAR following termination of service.
•Restricted Shares. The plan administrator may grant restricted shares to participants in such number as it determines in its discretion. A grant of restricted shares signifies the immediate transfer of ownership of shares of Vallon Common Stock to a participant in consideration of the participant’s performance of services. Such transfer may be made without additional consideration or in consideration of a payment by the recipient that is less than the fair value per share on the date of grant. Unless otherwise provided by the plan administrator, a participant is entitled immediately to voting, dividend and other ownership rights in the Vallon Common Stock. Restricted shares must be subject to a “substantial risk of forfeiture,” based on the passage of time, the achievement of performance objectives, or upon the occurrence of other events as determined by the plan administrator, at its discretion. In order to enforce these forfeiture provisions, the transferability of restricted shares will be limited in the manner prescribed by the plan administrator on the date of grant for the period during which such forfeiture provisions are to continue.
•Restricted Share Units. The plan administrator may grant restricted share units to participants in such number as it determines in its discretion. RSUs constitute an agreement to issue or deliver shares of Vallon Common Stock, cash, or a combination thereof, to the participant in the future at the end of a restriction period and subject to the fulfillment of such conditions as may be specified in the applicable award agreement. During the restriction period, the participant has no right to transfer any rights under his or her award and no right to vote or receive dividends on the shares covered by the restricted share units, but the plan administrator may authorize the payment of dividend equivalents with respect to the restricted share units.
•Other Awards. The plan administrator may grant or sell other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Vallon Common Stock or factors that may influence the value of such shares. In addition, the plan administrator may grant unrestricted shares to eligible participants.

Adjustments. In the event of any equity restructuring, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through a large, nonrecurring cash dividend, the plan administrator will adjust the number and kind of shares that may be issued or delivered under the 2018 Plan, the individual award limits, and, with respect to outstanding awards, the number and kind of shares subject to outstanding awards, the exercise price, and the grant price or any other price of shares subject to outstanding awards, to prevent dilution or enlargement of rights of the participant. In the event of any other change in corporate capitalization, such as a merger, consolidation or liquidation, the plan administrator may, in its discretion, cause there to be such equitable adjustment as described in the foregoing sentence, to prevent dilution or enlargement of rights.
Change in Control. In the event that the Company is subject to a change in control, all awards under the 2018 Plan shall be treated in the manner determined by the plan administrator. In this regard, the plan administrator has broad discretion to take any action with respect to outstanding awards, including accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, replacing or terminating awards and providing for such other treatment as the plan administrator determines.
Provisions Relating to Director Compensation. The 2018 Plan provides that the board of directors may establish compensation for non-employee directors from time to time subject, provided that the aggregate grant date fair value of shares granted to any non-employee director under the 2018 Plan and any other cash compensation paid to any non-employee director in any calendar year may not exceed $0.75 million; increased to $1.0 million in the year in which such non-employee director initially joins the board of directors.
Plan Amendment and Termination. The board of directors may amend or terminate the 2018 Plan at any time; however, no amendment may adversely affect in any material way an award outstanding under the 2018 Plan without the consent of the affected participant. Our board of directors is required to obtain stockholder approval of any amendment to the 2018 Plan to the extent necessary to comply with applicable laws. No award may be granted pursuant to the 2018 Plan on or after the tenth anniversary of the date on which our board of directors adopted the Amended and Restated Plan. No award may be amended or otherwise subject to any action that would be treated as a “repricing” of such award, unless such action is approved by our stockholders.
Certain Federal Tax Effects
The following discussion is limited to a summary of the U.S. federal income tax provisions relating to the grant, exercise, and vesting of awards under the 2018 Plan and the subsequent sale of Vallon Common Stock acquired under the 2018 Plan. The tax consequences of awards may vary depending upon the particular circumstances, and it should be noted that the income tax laws, regulations and interpretations thereof change frequently. Participants should rely upon their own tax advisors for advice concerning the specific tax consequences applicable to them, including the applicability and effect of state, local, and foreign tax laws.
The following is a limited summary of certain U.S. federal income tax consequences of awards made under the 2018 Plan, based upon the laws in effect on the date hereof. The discussion is general in nature and does not take into account a number of considerations which may apply in light of the circumstances of a particular participant under the plan. The income tax consequences under applicable state and local tax laws may not be the same as under federal income tax laws. Participants should rely upon their own tax advisors for advice concerning the specific tax consequences applicable to them, including the applicability and effect of state, local, and foreign tax laws.
Non-Qualified Stock Options. A participant will not recognize taxable income at the time of grant of a non-qualified stock option. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair value of the shares purchased over their exercise price.
Incentive Stock Options. A participant will not recognize taxable income at the time of grant of an incentive stock option. A participant will not recognize taxable income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the Shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date the shares were transferred, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss. If, however, such Shares are disposed of within either of such two- or one-year periods, then in the year of such disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of the amount realized upon such disposition and the fair value of such shares on the date of exercise over the exercise price. Any additional gain will be taxed as short-term or long-term capital gain.
Stock Appreciation Rights, or SARs. A participant will not recognize taxable income at the time of grant of a SAR. Upon exercise, a participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) equal to the fair value of any shares delivered and the amount of cash paid by us.
Restricted Shares. A participant will not recognize taxable income at the time of grant of restricted shares, unless the participant makes an election under Section 83(b) of the Internal Revenue Code to be taxed at such time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant equal to the excess of the fair value of the shares at such time over the amount, if any, paid for such shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If the participant makes an election under Section 83(b) of the Code, any dividends received by the participant on the restricted shares will be taxed as dividends. If such election is not made, any dividends received by the participant on the restricted shares before the restrictions lapse will be treated as compensation taxable as ordinary income, and dividends received after the restrictions lapse will be taxed as dividends.
Restricted Share Units. A participant will not recognize taxable income at the time of grant of a restricted share unit award. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award equal to the fair value of any shares delivered and the amount of cash paid by us. Any dividend equivalents paid with respect to restricted share units will be treated as compensation taxable as ordinary income.
Company’s Tax Deduction. To the extent that an individual recognizes ordinary income in the circumstances described above, the Company is entitled to corresponding federal income tax deduction, provided, among other things, that the deduction meets the test of reasonableness, is an ordinary and necessary business expense, is not an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code, and is not disallowed by the $1.0 million limitation on deductions for compensation of certain covered employees of the Company.
New Plan Benefits
The awards, if any, that will be made to eligible persons under the 2018 Plan are subject to the discretion of the compensation committee of the combined company board. Therefore, Vallon cannot currently determine the benefits or number of shares subject to awards that may be granted in the future and a new plan benefits table is thus not provided.
Registration with the SEC
Vallon intends to file a Registration Statement on Form S-8 relating to the issuance of shares of Vallon Common Stock under the 2018 Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, after approval of the Amended and Restated Plan by our stockholders and the consummation of the Merger.
Vote Required for Approval
The affirmative vote of the holders of a majority of the votes cast, either affirmatively or negatively, on the proposal at the Vallon virtual special meeting is required to approve Proposal No. 4. Abstentions will have no effect on the outcome of this Proposal. Proposal No. 4 is a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to exercise discretionary authority to vote or not vote shares held in street name on certain matters. Because all of the matters to be submitted at the special meeting are non-routine, it is not anticipated that there will be any broker non-votes. If, however, brokers are entitled to vote uninstructed shares at the special meeting on any other proposal, broker non-votes, if any, will have no effect on the outcome of Proposal No. 4.
Recommendation of Vallon’s Board of Directors
THE VALLON BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL TO, AMONG OTHER THINGS, INCREASE THE AGGREGATE NUMBER OF SHARES OF VALLON COMMON STOCK AVAILABLE FOR ISSUANCE THEREUNDER TO 6,500,000.

PROPOSAL NO. 5:
APPROVAL OF POSSIBLE ADJOURNMENT OF THE VALLON VIRTUAL SPECIAL MEETING , IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSALS NOS. 1, 2, 3, OR 4
If Vallon fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2, 3, or 4, Vallon may propose to postpone or adjourn the Vallon virtual special meeting, for a period of not more than 15 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2, 3, or 4. Vallon currently does not intend to propose postponement or adjournment at the Vallon virtual special meeting if there are sufficient votes to approve Proposal Nos. 1, 2, 3, or 4.
The affirmative vote of holders of a majority of the votes cast, either affirmatively or negatively, on the proposal at the Vallon virtual special meeting is required to approve Proposal No. 5. Abstentions will have no effect on the outcome of this Proposal. Proposal No. 5 is a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to exercise discretionary authority to vote or not vote shares held in street name on certain matters. Because all of the matters to be submitted at the special meeting are non-routine, it is not anticipated that there will be any broker non-votes. If, however, brokers are entitled to vote uninstructed shares at the special meeting on any other proposal, broker non-votes, if any, will have no effect on the outcome of Proposal No. 5.
THE VALLON BOARD RECOMMENDS THAT VALLON’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO POSTPONE OR ADJOURN THE VALLON VIRTUAL SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1, 2, 3, OR 4. THE APPROVAL OF EACH OF PROPOSAL NOS. 1, 2, AND 4 IS REQUIRED TO CONSUMMATE THE MERGER.

DESCRIPTION OF VALLON’S BUSINESS
Overview
Vallon is a clinical-stage biopharmaceutical company focused on the development and commercialization of novel abuse-deterrent medications for CNS disorders. Vallon’s lead investigational product candidate, ADAIR, was a proprietary, abuse-deterrent oral formulation of immediate-release dextroamphetamine (the main active ingredient in Adderall®), which was being developed for the treatment of attention-deficit/hyperactivity disorder (ADHD) and narcolepsy. In March 2022, Vallon announced that its SEAL study for ADAIR did not reach its primary endpoint. In addition to ADAIR, Vallon’s second product candidate, ADMIR, an abuse deterrent formulation of methylphenidate (Ritalin®), was also being developed for the treatment of ADHD.
The SEAL study (Study to Evaluate the Abuse Liability, Pharmacokinetics, Safety and Tolerability of an Abuse-Deterrent d-Amphetamine Sulfate Immediate Release Formulation), was our pivotal intranasal human abuse liability study assessing the pharmacodynamics (“PD”), pharmacokinetics (“PK”), safety and tolerability of snorting professional laboratory-manipulated ADAIR 30 mg when compared to crushed d-amphetamine sulfate and placebo in recreational drug users. The SEAL study enrolled 55 subjects, of whom 53 completed the study and 52 were included in the final analysis. The study involved a four-way crossover design to evaluate professionally manipulated, intranasal ADAIR 30 mg, crushed intranasal dextroamphetamine, ADAIR 30 mg taken orally, and placebo. All subjects were non-dependent recreational stimulant users with an additional history of recreational intranasal drug use.
The SEAL study did not meet its primary endpoint, which was Emax Drug Liking. ADAIR scored similarly to what was observed in an earlier proof-of-concept study, however, reference dextroamphetamine did not score as high as expected and as seen in the previous study, thus driving the lack of statistical significance. The SEAL study did meet all pharmacodynamic secondary endpoints including Overall Drug Liking and willingness to Take Drug Again at 12 and 24 hours post-dosing, demonstrating statistical significance.
While assessing the best path forward for the ADAIR and ADMIR development programs, Vallon engaged Ladenburg to evaluate its strategic alternatives with the goal of maximizing stockholder value. Ladenburg was engaged to advise on the strategic review process, which could have included, without limitation, exploring the potential for a possible merger, business combination, investment into the Company, or a purchase, license or other acquisition of assets. In the meantime. In conjunction with the exploration of strategic alternatives, Vallon streamlined operations to preserve its capital and cash resources.
Medice License Agreement
In January 2020, Vallon entered into a license agreement with Medice, which grants Medice an exclusive license to develop, use, manufacture, market and sell ADAIR throughout Europe. Under the license agreement, Medice paid a $0.1 million upfront payment and will pay milestone payments of up to $6.3 million in aggregate upon achieving certain regulatory and sales milestones. We are also entitled to low-double digit tiered royalties on net sales of ADAIR.
Intellectual Property
Vallon has strived to pursue, maintain, and defend patent rights developed internally and to protect the technology, inventions, and improvements that were commercially important to the development of its business. Vallon currently has three issued U.S. patents directed to specific ADAIR formulations and one pending patent application for ADAIR that is under examination with the U.S. PTO. The U.S. patents will expire in 2037. Vallon has two issued European patents and one issued patent by the Japan Patent Office, which expire in 2038. Vallon’s international PCT application has entered national phase is under examination in several foreign countries and territories, including Australia, Canada, and China. Vallon also relies on know-how relating to Vallon’s proprietary technology and product candidates and continuing innovation to develop, strengthen, and maintain Vallon’s proprietary position. Vallon also plans to rely on data exclusivity, market exclusivity and patent term extensions when available.

Employees
As of January 15, 2023, Vallon had two full-time employees and had engaged five consultants. Vallon has no collective bargaining agreements with its employees and none are represented by labor unions. Vallon considers its current relations with its employees to be good.
Facilities
Vallon’s executive offices are located at 100 N. 18th Street, Suite 300, Philadelphia, PA 19103. Vallon believes that its facilities are adequate to meet its current needs.
Legal Proceedings
Vallon is not currently a party to any legal proceedings.
Vallon’s Corporate Information
Vallon was incorporated under the laws of the State of Delaware in January 2018, and completed its organization, formation and initial capitalization activities effective in June 2018.
Where to Find More Information
Vallon makes its public filings with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all exhibits and amendments to these reports. Also, Vallon’s executive officers, directors and holders of more than 10% of its common stock, file reports with the SEC on Forms 3, 4 and 5 regarding their ownership of its securities. These materials are available on the SEC’s web site: www.sec.gov. Alternatively, you may obtain copies of these filings, including exhibits, by writing or telephoning Vallon at:
VALLON PHARMACEUTICALS, INC.
100 N. 18th Street, Suite 300
Philadelphia, PA 19103
Attn: Corporate Secretary
(267) 607-8255

DESCRIPTION OF GRI’S BUSINESS
All references in this section to “GRI,” the “Company,” “we,” “us,” or “our” mean GRI Bio, Inc., unless stated otherwise or the context otherwise indicates.
Overview
We are a clinical-stage biopharmaceutical company focused on discovering, developing, and commercializing innovative therapies that target serious diseases associated with dysregulated immune responses leading to inflammatory, fibrotic, and autoimmune disorders. Our goal is to be an industry leader in developing therapies to treat these diseases and to improve the lives of patients suffering from such diseases.
Our lead product candidate, GRI-0621, is an oral inhibitor of Type 1 Natural Killer T (“NKT”) cells. GRI-0621 is also an oral formulation of tazarotene, a synthetic retinoid acid receptor (“RAR”)-beta and gamma selective agonist, that is approved in the United States for topical treatment of psoriasis and acne. As of September 30, 2022, it has been evaluated in over 1,700 patients as an oral product for up to 52-weeks. We are developing GRI-0621 for the treatment of severe fibrotic lung diseases such as idiopathic pulmonary fibrosis (“IPF”), a life-threatening progressive fibrotic disease of the lung that affects approximately 140,000 people in the United States, with up to 40,000 new cases per year in the United States and some estimate that IPF affects 3 million globally. While there are currently two approved therapies for the treatment of lung fibrosis, neither has been associated with improvements in overall survival, and both therapies have been associated with significant side effects leading to poor therapeutic adherence. In preliminary data from our trials to date with GRI-0621, and earlier trials with oral tazarotene, we have observed GRI-0621 to be well-tolerated and to inhibit NKT I cell activity in subjects. We and others have shown that activated NKT I are upregulated in IPF, primary sclerosing cholangitis (“PSC”), non-alcoholic steatohepatitis (“NASH”), alcoholic liver disease (“ALD”), Systemic Lupus Erythematosus Disease (“SLE”), multiple sclerosis (“MS”), ulcerative colitis (“UC”) patients as well as other indications. In these patients activated NKT I cells are correlated with more severe disease. We are initiating a Phase 2a trial in 35 IPF patients in the first half of 2023 and expect topline results from this trial to be available in the second quarter of 2024.
Our product candidate portfolio also includes GRI-0803 and a proprietary library of 500+ compounds. GRI-0803, the lead molecule selected from the library, is a novel oral agonist of type II natural killer T (“NKT II”) cells. We are developing GRI-0803 for the treatment of autoimmune disorders, with much of our pre-clinical work in SLE or lupus and MS. In lupus, the immune system mistakenly attacks its own healthy tissues, especially joints and skin, but can affect almost every organ and tissue of the body. The condition can be fatal, and often causes debilitating bouts of fatigue and pain that prevent nearly half of adult patients from working. Lupus affects between 160,000 - 200,000 patients in the United States, with around 80,000 – 100,000 patients in the United States suffering from kidney nephritis, one of the most serious manifestations of SLE, typically within five years of diagnosis. There is no cure for lupus, but medical interventions and lifestyle changes can help control it. SLE treatment consists primarily of immunosuppressive drugs that inhibit the activity of the immune system. Only two drugs have been approved for lupus in the past 50 years, and new treatment options are sorely needed. Subject to IND clearance, we intend to evaluate GRI-0803 in a Phase 1a and 1b trial initially targeting SLE. We expect to file an IND with respect to this Phase 1a and 1b trial in the fourth quarter of 2023. We will continue to evaluate indications to select the best fit for further development of the program, but our initial focus is on lupus.

Our Pipeline
We have retained global development and commercialization rights to all of the product candidates in our pipeline. The chart below summarizes key information about our programs. We are also progressing several preclinical and clinical assets that have shown promise in pre-clinical models associated with disease.
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Figure 1. GRI’s pipeline – GRI-0621 and GRI-0803
Our initial focus is developing GRI-0621 for the treatment of IPF. GRI-0621 is an oral formulation of tazarotene, a synthetic retinoid acid receptor RAR-beta and gamma selective agonist that is approved in the United States for topical treatment of psoriasis and acne. GRI-0621 inhibits the activity of NKT I cells that have been shown to accumulate in IPF patients and other interstitial lung disease patients. We, and others, have shown that activated NKT I cells are overexpressed in IPF, hepatic and other fibrotic conditions and are significantly correlated with advanced disease. We believe GRI-0621 has the potential to treat multiple fibrotic and related diseases, including other pulmonary fibrotic diseases, NASH, ALD, renal fibrosis, acute-on-chronic liver failure, drug-induced liver injury (“DILI”) and other acute indications. In numerous preclinical studies, inhibiting the activity of NKT I cells significantly reduced inflammation, activation of macrophage populations, transforming growth factor (“TGF”)-beta and fibrosis. There are currently no therapeutics approved that specifically target NKT I cells.
We evaluated GRI-0621 in a pilot Phase 2a trial in 14 hepatically impaired chronic liver disease patients. The study was originally intended to evaluate 60 patients but we made the administrative decision to halt the study after enrolling 14 patients due to recruitment challenges and updated guidance from the FDA regarding the design of NASH clinical studies. In this limited number of patients, GRI-0621 was observed to be well tolerated, however, the study was underpowered to meet its endpoints with statistical significance. We are planning to initiate a Phase 2a trial of GRI-0621 in IPF in 35 patients, with topline data expected in the second quarter of 2024.
We are also developing GRI-0803, a novel orally administered activator of NKT II cells, from which we observed therapeutic benefit in multiple models of autoimmunity. We believe GRI-0803 has the potential to treat SLE and related kidney nephritis, multiple sclerosis, autoimmune hepatitis, and other autoimmune disorders.
In addition, we have a library of over 500 novel compounds acquired from JADO Technologies GmbH. The library was designed to mimic the structure and function of GRI-0124 (miltefosine), a potent activator of NKT II cells. GRI-0803 is the lead product candidate selected from the library.
We are built upon decades of experience studying the activity of NKT cells and their role in health and disease. Our company was founded by three immunologists, including an internationally recognized leader in NKT cell research who contributed to the initial characterization of NKT subsets, characterized the TCR binding of NKT I and II with their respective ligands and identified and characterized the role of NKT I and II autoimmune, liver and fibrotic disorders. The Company was formed in May 2009 and since then have developed into a company with two clinical-stage programs and a deep pipeline of potential future product candidates.
We believe that our founders’ and management’s experience provide unique insights into the activity of NKT cells and their role in chronic inflammatory, fibrotic, and autoimmune disorders. We are led by W. Marc Hertz, Ph.D., our President and Chief Executive Officer, a biotechnology executive who previously served as Chief Executive Officer of Pharmexa, Inc. and Multimeric Biotherapeutics, Inc. and as part of the senior management of Pharmexa A/S. Albert Agro, Ph.D., our Chief Medical Officer, has extensive experience in the biotech and pharmaceutical industries and previously held senior positions in global clinical development Boehringer Ingelheim

International GmbH and Bayer Inc., as well as executive positions at Cynapsus Therapeutics Inc. (Chief Medical Officer), vTv Therapeutics Inc. (Sr. Vice President Development) and Sublimity Therapeutics Limited (Chief Executive Officer). Dr. Agro maintains a faculty appointment at McMaster University in the Department of Pathology and Molecular Medicine. Vipin Kumar Chaturvedi, Ph.D., our Chief Scientific Officer, is an internationally reconigzed leader in NKT cell research. GRI’s technologies are based on his work identifying NKT cell subsets and their differential roles in inflammatory, fibrotic, and autoimmune disease. Dr. Kumar is a Professor of Medicine and heads the Laboratory of Immune Regulation at the University of California, San Diego. We are supported by our board of directors and clinical advisory boards and have been funded to date by family offices and leading life sciences investors including TEP Biotech, LLC, Acquipharma Holdings Ltd and Altium Healthcare Inc.
Our Strategy
Our goal is to become a leader in developing and commercializing therapeutics that target diseases with significant unmet needs. Our initial focus is on developing product candidates that target the activity of NKT cells and their role in driving dysregulated immune responses. Our strategy is focused on the following key components:
•Efficiently advance the clinical development of GRI-0621 in IPF. We intend to conduct a randomized double-blind placebo-controlled Phase 2a trial in 35 patients with IPF with topline data expected in the second quarter of 2024. This orphan disease is therapeutically underserved, and we believe that GRI-0621 may have the ability to become the first true disease-modifying therapy for these patients. Assuming a positive result in this trial, we plan to initiate a Phase 2b trial that could support an application for conditional approval of GRI-0621 in the European Union and could have the potential to be regarded as a registrational trial in the United States.
•Advance GRI-0803 through Phase 1a/1b studies initially targeting SLE. Subject to IND clearance, we intend to evaluate GRI-0803 in a Phase 1a and 1b trial initially targeting SLE. We expect to file an IND with respect to this trial in the fourth quarter of 2023.
•Leverage our understanding of NKT I and II cells in disease and continue evaluating GRI-0621, GRI-0803, and additional product candidates in subsequent indications. We intend to expand our leadership as a company dedicated to developing therapies that directly target the biological processes driving dysregulated immune responses. We also intend to selectively pursue business development opportunities to expand our product portfolio and supporting technologies.
•Continue to build a patient-focused company across a broad range of inflammatory, fibrotic and autoimmune diseases. In building a patient-focused company to address the needs of patients, we will work with clinicians, patient advocacy groups, medical centers of excellence, and medical key opinion leaders to better understand the symptoms and consequences of these diseases, to expeditiously develop and provide better treatments to patients, and to increase awareness of these diseases.
•Maximize the commercial value of our product candidates. We have retained worldwide development and commercial rights for all our product candidates. We intend to commercialize any products in our portfolio for which we receive regulatory approvals in certain rare indications in the United States and the European Union with a limited and targeted commercial team. We also intend to retain the flexibility to evaluate strategic collaborations and to seek partners to commercialize our products in other geographies and for our products in highly prevalent indications which require significant investment to build a commercial infrastructure.

NKT Cells and the Immune System
Our approach is founded on the discovery that NKT cells are a functional link between the innate and adaptive immune systems and that dysregulated immune responses can be reset by regulating the activity of NKT cells to potentially treat a broad array of acute and chronic conditions.
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Figure 2. NKT cells are innate-like T cells that bridge the adaptive and innate immune systems.
NKT cells are innate-like T cells that bridge the adaptive and innate immune systems (see Figure 2). They share properties of both NK and T cells, control the expression of key cytokines/chemokines, and are critical regulators of immune responses. NKT I cells are effector T cells that can play a pathogenic role in lung, liver, and autoimmune indications; while NKT II cells are regulatory T cells that inhibit the activity of NKT I cells, as well as other cell types, and support an anti-inflammatory response. NKT II cells can shift the response from a destructive pro-inflammatory and cytotoxic environment towards an anti-inflammatory and protective environment (see Figure 3) and are critical for minimizing the damage caused by inflammatory responses in certain fibrotic and autoimmune diseases.
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Figure 3. NKT I and NKT II cells have opposing roles in controlling inflammation (arrows in the left panel indicate activation and arrows in the right panel indicate inhibition).
Repeated activation of NKT I cells can lead to chronic pulmonary diseases and are elevated in patients. Regulating NKT I cell activity has been observed to be therapeutic in animal models of IPF and activated NKT I cells accumulate in the lungs of IPF, NASH and SLE patients, as well as other chronic inflammatory, fibrotic, and autoimmune disease populations.
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Figure 4. Activated NKT I cells are increased in PBMC samples from IPF, NASH and SLE patients compared to healthy subjects.
Current IPF therapies slow the decline in lung function but do not improve overall survival. Regulating NKT I cell activity and their ability to promote M1/M2 macrophage polarization, TGF-beta production, and activation of myofibroblasts suggests they may reduce fibrosis progression and lead to improved survival outcomes in IPF. Activated NKT I cells are significantly upregulated in IPF patients and have the potential to be an important pharmacodynamic biomarker for these patients. We have observed that activated NKT I cells increase in NASH patients as the disease progresses from healthy individuals to mild non-alcoholic fatty liver disease and advanced NASH and believe NKT I may be a similar biomarker for IPF patients (see Figure 5).
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Figure 5. CXCR3+ IFN-gamma+ activated NKT I cells increase in NASH patients as disease progresses from healthy, mild to advanced disease.
In models of pulmonary, renal, and hepatic fibrosis - including IPF, SLE, NASH, ALD, DILI, and autoimmune hepatitis - NKT I cells play an important pathogenic role in mediating tissue damage by rapidly accumulating, becoming activated and secreting cytokines and chemokines for induction of a pro-inflammatory cascade that includes activation of the IL-1beta inflammasome and neutrophil recruitment, differentiation and activation of pro-fibrotic myofibroblasts / hepatic stellate cells, collagen deposition and fibrosis.
GRI has also identified several modulators of NKT II cell activity, including cis-tetracosenoyl sulfatide (sulfatide), certain phospholipids, and GRI-0124. GRI-0803, as well as GRI’s library of over 500 compounds, are structurally related to GRI-0124. In vivo administration of GRI-0803 and GRI-0124 activates NKT II cells and inhibits the expansion of activated NKT I cells. Together, we believe these data support a model of NKT I inhibitors, such as GRI-0621, and NKT II modulators, such GRI-0803, as well as GRI-0124 and GRI-0729, working together to balance inflammatory immune responses.
Pulmonary Disease
IPF is a rare life-threatening disease characterized by progressive fibrosis and abnormal scarring that destroys the structure and function of the lungs over time by blocking the movement of oxygen into the bloodstream, leading to their deterioration and destruction. The most common symptoms of IPF are shortness of breath and a dry persistent cough.
Our Product Candidate Portfolio
GRI-0621 for the treatment of IPF
GRI-0621 is an oral gel capsule formulation of an FDA-approved topical dermatology product, tazarotene (ethyl 6-[2-(4,4-dimethylthiochroman-6-yl)ethynyl]nicotinate), a synthetic retinoid acid receptor RAR-beta and gamma-selective agonist and potent inhibitor of NKT I cells. Tazarotene is approved in topical formulations for psoriasis and acne and has been evaluated in over 1,700 patients as an oral product dosed in subjects for up to 52-weeks. The Company is developing GRI-0621 for the treatment of IPF.
IPF background and market opportunity
IPF is the most common and severe form of progressive pulmonary fibrosis, affecting approximately 140,000 patients in the United States. Up to 40,000 new cases are diagnosed in the United States each year, primarily affecting individuals between the ages of 65 and 70, and prevalence in the United States is expected to rise with an aging population. The median survival is between two to three years after diagnosis, and the average life expectancy for patients with confirmed IPF is between three and five years.
Current treatments for IPF and their limitations
Some IPF patients with mild or moderate symptoms are treated with either nintedanib, marketed as Ofev by Boehringer Ingelheim, or pirfenidone, marketed as Esbriet by Roche/Genentech. These drugs have been shown to slow progression of decrease in lung function associated with IPF and deterioration of pulmonary function, but neither drug has been associated with improvements in overall survival, and both have been associated with significant side effects. Over 60% of patients dosed with nintedanib have diarrhea and 14% experience elevated levels of liver enzymes. Thirty percent of patients treated with pirfenidone have skin rash, and 9% experience photosensitivity, both of which can lead to dose reductions or discontinuations. Both agents have some efficacy in patients with more advanced disease, but high rates of discontinuations due to adverse events in these frailer patients limit their use. A survey of 290 physicians published by a third party in 2017 found that over half of IPF patients are not being treated with either agent for multiple reasons, including physicians not having sufficient confidence in clinical benefit and concerns about safety. A retrospective cohort analysis of prescription records conducted by researchers at the Mayo Clinic and presented in 2019 found that the adoption of pirfenidone and nintedanib by IPF patients was approximately 10% for each therapy, supporting the earlier observation that the majority of IPF patients are not actively being treated. Despite this, total worldwide sales of pirfenidone and nintedanib in 2019 were over $1.2 billion and $1.6 billion, respectively.
Our Solution - GRI-0621
We are developing GRI-0621 as an oral gel capsule formulation to treat IPF patients. GRI-0621 is differentiated from current IPF therapies because it is designed to reset the dysfunctional immune response driving disease by inhibiting the activity of NKT I cells, as opposed to targeting a symptom of the disease that is downstream of the dysregulated immune response. GRI-0621 has been evaluated as an oral formulation in approximately 1,700 psoriasis, acne, and liver disease patients and was well tolerated with typical reported adverse events associated with hypervitaminosis A (headache, back pain, foot pain, cheilitis, hyperglycemia, arthralgia, myalgia, joint disorder, nasal dryness, dry skin, rash, and dermatitis).
In preclinical studies, animals lacking NKT I cells were observed to be protected from fibrosis in models of IPF, NASH, ALD, autoimmune liver disease, and DILI. Similarly, inhibiting the activity of NKT I cells can protect and/or treat animals from developing fibrosis. Fibrosis is a complex dynamic process involving several signaling molecules, differentiation pathways, and multiple cell types in different tissues. Thus, when the wound repair mechanism goes awry due to chronic inflammation/injury, this results in tissue scarring, stiffness and eventually malfunction. Despite its complexity, scientific literature suggests that there are common biological mechanisms that drive fibrosis in different tissues such as lung, liver, and kidney.
In our preclinical studies, GRI-0621 administration in animal models of hepatic fibrosis was observed to inhibit secretion of pro-inflammatory cytokine secretion by NKT I cells (see Figure 6) and maturation and activation of pro-inflammatory Kupffer cells and pro-fibrogenic myofibroblasts/hepatic stellate cells (see Figures 7 and 10).
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Figure 6. GRI-0621 observed to inhibit in vivo expansion and activation of NKT I cells and inhibits pro-inflammatory cytokines in animal models of fibrosis.

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Figure 7. GRI-0621 observed to inhibit Kupffer cells and the activation and maturation of myofibroblasts / hepatic stellate cells.
Consistently, NKT I knock-out (“KO”) animals that lack NKT I cells were observed to fail to upregulate pro-fibrogenic genes relative to wild type animals (“WT”) in models of fibrosis (see Figure 7).
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Figure 8. Inhibition of the key fibrogenic genes, including CTGF, observed in the NKT I-deficient animal model of fibrosis.

One of the most important signaling molecules driving fibrogenesis is TGF-beta. In our models of pulmonary and hepatic fibrosis, genetic deficiency of NKT I cells or their functional inactivation with NKT I inhibitors led to a significant inhibition of this key mediator of fibrosis (see Figure 9).
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Figure 9. Inhibition of NKT I cells significantly reduced TGF-beta in models of pulmonary and hepatic fibrosis.

In our preclinical studies, a reduction in pro-inflammatory cytokines, Kupffer cells, activated myofibroblasts, pro-fibrogenic gene expression and the critical soluble mediator of fibrosis, TGF-beta, resulted in reduced collagen deposition (see histology Figure 10 and Figure 11) and fibrosis (see histology Figure 10 and Figure 12).
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Figure 10. Hepatic inflammation & steatosis (“H&E”), myofibroblast activation (“-SMA”) and fibrosis (“Sirius Red”) were inhibited following GRI-0621 administration in the choline-deficient L-amino-defined model of NASH.

Collagen Deposition

Pulmonary Fibrosis
Hepatic Fibrosis
Collagen a-1
(mRNA expression)
0
1
2
3
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*
BLM - + + +
NKT I WT WT KO WT
NKT I Inhibitor - - - +
Collagen a-1
(percent area)
0
2
4
6
8
10
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***
EtOH - + + - +
NKT I WT WT WT KO KO
NKT I Inhibitor - - + - -

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Figure 11. NKT I inhibitors observed to prevent deposition of collagen in pulmonary and hepatic models of fibrosis.

Fibrosis

60000
40000
20000
0
**
Sirius Red Staining
(positive area)
Vehicle
GRI-0621
5
4
3
2
1
0
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(relative value)
Control
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NKT I KO
Carbon Tetrachloride (CCL4) Treatment

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Figure 12. GRI-0621 observed to inhibit fibrosis in multiple animal models.
GRI-0621 Pilot Phase 2a Trial in Hepatically Impaired Subjects
We evaluated GRI-0621 in a pilot Phase 2a trial in hepatically impaired chronic liver disease patients. The study was originally intended to evaluate 60 patients but we made the administrative decision to halt the study after enrolling 14 patients due to recruitment challenges and updated guidance from the FDA regarding the design of NASH clinical studies. In this limited number of patients, GRI-0621 was observed to be well tolerated and showed improvements in liver function tests, serum CK-18, and in NKT I cell activity, however, the study was underpowered to meet its endpoints with statistical significance. Adverse events were generally mild and consistent with RARb g agonism (see table below).

ALL-CAUSE	PLACEBO (n=4)	GRI-0621 4.5mg (n=4)	GRI-0621 6.0mg (n=5)
SERIOUS TEAEs	0	0	0
GRADE 1 TEAEs	0	0	0
GRADE 2 TEAEs	0	0	0
GRADE 3/4/5 TEAEs	0	0	0
TREATMENT RELATED
CHELITIS	0	0	0
NASEAU	0	0	0
DRY SKIN	0	0	0
PURITIS	0	0	0
HEADACHE	0	0	0
MYLAGIA	0	0	0
HYPERTENSION	0	0	1*
GASTROENTERITIS	0	0	0
TONSILITIS	0	0	1*
CREATINE PHOSPHOKINASE	0	0	0

LACTATE DEHYDROGENASE	0	0	0
POTASSIUM	0	0	0
* Grade 2 TEAE
GRI-0621 Manufacturing
We rely on third-party contract manufacturers to manufacture GRI-0621 for preclinical studies and clinical trials, and do not own manufacturing facilities for producing any preclinical study or clinical trial product supplies. We rely on a limited number of suppliers for drug product and engage a single manufacturer to produce our formulated GRI-0621 drug product for clinical studies, as is standard industry practice in early to mid-stage clinical development. If these suppliers are unable to supply to us in the quantities we require, or at all, or otherwise default on their supply obligations to us, we may not be able to obtain alternative supplies from other suppliers on acceptable terms, in a timely manner, or at all. In addition, if we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturer or manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.
GRI-0621 Phase 2a Trial in Patients with IPF
We plan to begin a Phase 2a trial in patients with IPF during the first half of 2023. This trial will be a six-week, multicenter, multinational, randomized, placebo-controlled trial in approximately 35 patients with IPF. Three doses, 1.5 mg, 3 mg and 4.5 mg, will be compared to placebo over six weeks of treatment in subjects with a confirmed diagnosis of IPF not receiving background therapy. Subjects will complete a screening visit to evaluate their medical history, present condition, laboratory assessments, comorbidities, and concomitant medications. Based on these findings, subjects will be randomly assigned to one of four treatment arms: 1.5 mg, 3.0 mg or 4.5 mg of GRI-0621 or placebo. Weekly visits out to six weeks will evaluate safety, pharmacokinetics, and efficacy/mechanism of action of GRI-0621 as assessed by the activation of NKT1 cells from both blood and bronchi-alveolar lavage fluid at week 6. As a secondary endpoint, various biomarkers will also be evaluated to support the mechanism of action of GRI-0621. Subjects will be followed for at least two weeks after completion of dosing. This trial should take approximately six months to recruit the required number of subjects and be completed within approximately nine months of first subject’s first visit. Topline data from this trial should be available within approximately one month of completion. Final results from this trial will be used to determine dose, safety sample size and duration of a potential pivotal Phase 2b/3 trial; this will be discussed at the End-of-Phase 2 meeting with the FDA.
GRI-0803 for the Treatment of Lupus Nephritis Related to Systemic Lupus Erythematosus
Systemic Lupus Erythematosus Disease Background
SLE is the most common type of lupus, affects between 160,000 - 200,000 patients in the United States, and as many as 24,000 people in the United States are diagnosed with the disease each year. SLE predominantly affects women and often starts between the ages of 15 and 44. SLE is an autoimmune disease in which the immune system attacks its own tissues, causing widespread inflammation and tissue damage in the affected organs. It can affect the joints, skin, brain, lungs, kidneys, and blood vessels. There is no cure for lupus, but medical interventions and lifestyle changes can help control it. While people of all races can have the disease, African American women have a three-times higher number of new cases than white, non-Hispanic women. African American women tend to develop the disease at a younger age than white, non-Hispanic women and develop more serious and life-threatening complications. It is also more common in women of Hispanic, Asian and Native American descent. Adherence to treatment regimens is often a problem, especially among young women of childbearing age. Because SLE treatment may require the use of strong immunosuppressive medications that can have serious side effects, female patients must stop taking the medication before and during pregnancy to protect unborn children from harm.

Current Treatments for SLE, their Limitations and Lupus Nephritis
The treatment and management of SLE depends on disease severity and disease manifestations. Hydroxychloroquine plays a central role in the long-term treatment of SLE and is the cornerstone of SLE therapy. Corticosteroids, nonsteroidal anti-inflammatory drugs, and immunosuppressive agents (e.g., azathioprine, cyclophosphamide, cyclosporine, methotrexate, and mycophenolate mofetil) have also been used in the treatment and management of SLE. These treatments are only modestly effective and present safety and/or immune suppression concerns with prolonged use. The B cell-depleting antibody rituximab, while not approved for treatment of SLE, appears to be beneficial in certain subsets of patients.
Two targeted therapies for SLE have been approved by the FDA in the past 50 years, belimumab and anifrolumab. In 2011, the FDA approved belimumab (Benlysta®), an antibody that targets B lymphocyte stimulator, for the treatment of mild to moderate SLE in combination with standard therapy, providing additional clinical validation of the therapeutic benefit of B cell-targeted therapy for autoimmune diseases. However, the modest therapeutic benefit of Benlysta® and delayed onset of disease intervention indicate the need for additional therapeutic strategies to inhibit overactive B cells. In 2021, the first-in-class type 1 interferon receptor antibody, anifrolumab, the first new drug for the disease in a decade, was approved for adults with moderate to severe disease who are receiving standard therapy.
Lupus nephritis is a common manifestation of SLE and can lead to irreversible renal impairment. This disease is complex, heterogeneous and involves multiple cell types as well as immune and non-immune mechanisms. Disease progression is characterized by glomerular injury, inflammation, cellular infiltration, and fibrosis. The deposition of immune complexes leads to inflammasome and type I interferon mediated pathways contributing to endothelial dysfunction in conjunction with complement-mediated injury owing to pathogenic antibodies.
Our Solution - GRI-0803
Scientific studies have suggested that NKT I plays an important pathogenic role in kidney diseases, including acute kidney injury, ischemic reperfusion injury and lupus nephritis. Accordingly, NKT I cells were activated in peripheral blood of lupus patients (see Figure 4, above) and in spontaneous models of lupus. Notably, activation of NKT II leads to a dendritic cell-mediated inhibition of NKT I cells. In our preclinical studies, an NKT II activating molecule, GRI-0803, was observed to inhibit both murine and human NKT I cells. Oral administration of GRI-0803, an NKT II activating molecule, was observed to inhibit lupus nephritis and to significantly improve overall survival.
Following a weekly oral administration of GRI-0803 in a spontaneous model of lupus nephritis significant inhibition of pro-inflammatory cytokines, including IL-17 and IL-6 (see Figure 12) was observed. Other fibrogenic molecules, including TGF-beta were are also observed to be inhibited leading to blocking of collagen deposition and renal fibrosis (see Figure 13). This was observed to be accompanied by inhibition of cellular infiltration (including B cells and T cells) into the kidney and glomerular pathology. Furthermore, following GRI-0803 administration, significant inhibition of pathogenic anti-dsDNA antibodies, and proteinuria as measured in urine (see Figures 13 and 14) was observed. Additionally, GRI-0803 was observed to block activation of plasmacytoid dendritic cells and type I interferon signaling pathway genes involved in renal injury. Inhibition of renal disease was reflected in the improvement of overall survival of proteinuria-free animals.
Lipocalin 2 (“LCN2”) is a glycoprotein secreted by several immune cells and promotes pro-inflammatory immune responses in autoimmune diseases and suggested to be an indicator of the severity of lupus nephritis.

Interestingly, among other inflammatory genes, significant inhibition of LCN2 expression in the kidney was observed in animals orally treated with GRI-0803 in comparison to that in the control group (see Figure 12).
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Figure 12. Inhibition of several key pro-inflammatory, fibrotic and kidney disease promoting genes in a spontaneous lupus model observed following oral administration of GRI-0803.
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Figure 13. GRI-0803 administration observed to inhibit inflammatory cellular infiltration (H&E), glomerular pathology (“PAS”), and kidney fibrosis (“Trichrome”) in a spontaneous lupus model.

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Figure 14. Observed Inhibition anti-dsDNA antibodies in serum and increased overall survival in a lupus model following treatment with GRI-0803.
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Figure 15. Significant inhibition of proteinuria in urine and spontaneously occurring lupus nephritis observed in animals orally treated with GRI-0803.
GRI-0803 Manufacturing
We rely on third-party contract manufacturers to manufacture GRI-0803 for preclinical studies, and do not own manufacturing facilities for producing any preclinical study product supplies. We rely on a single or limited number of suppliers for drug product and engage a single manufacturer to produce our formulated GRI-0803 drug product for clinical studies, as is standard industry practice in early to mid-stage clinical development. If these suppliers are unable to supply to us in the quantities we require, or at all, or otherwise default on their supply obligations to us, we may not be able to obtain alternative supplies from other suppliers on acceptable terms, in a timely manner, or at all. In addition, if we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturer or manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.
GRI-0803 Phase 1 Trial
Upon completion of the toxicology program for GRI-0803, we plan to initiate a Phase 1 trial in North America. Assuming positive results, we anticipate filing an IND in the fourth quarter of 2023. The Single Ascending Dose (“SAD”) trial will be run in healthy volunteers. Up to six doses will be evaluated in cohorts of 12 subjects with 10 receiving a dose of GRI-0803 and two receiving placebo. The safety in each cohort will be evaluated with an Independent Safety Review Board (“ISRB”) along with the GRI clinical management. After completion of the first cohort, subsequent cohorts will begin within two weeks of dosing the previous cohort. Pharmacokinetics and safety will be the primary endpoint of the SAD trial. The completion of this trial should take approximately four months from when the first cohort is dosed.

The Multiple Ascending Dose (“MAD”) trial will begin upon the completion of Dose 4 in the SAD trial based on the recommendation of the ISRB. The MAD trial will examine four doses of GRI-0803 with doses dependent on the results of the SAD. A total of 10 subjects will be in each cohort: eight on GRI-0803 and two on placebo. Cohorts will be dosed for four weeks with two weeks of safety follow up post dosing with the first two cohorts being in healthy subjects and the two highest doses will be completed in patients with SLE. Safety and multi-dose pharmacokinetics will be the primary endpoint of the MAD trial. Exploratory outcomes will be examined in the third and fourth cohorts and will include several biomarkers (e.g. cytokines) as well as NKT cell activation markers. The MAD trial should take approximately nine months to complete with topline results available within two months of the subject's last visit in Cohort 4.
Competitive Landscape
The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, the expertise of our management team, clinical capabilities, research and development experience and scientific knowledge provide us with competitive advantages, we face increasing competition from many different sources, including biotechnology and biopharmaceutical companies, academic institutions, governmental agencies, and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.
There are several large biotechnology and biopharmaceutical companies that are currently pursuing the development of products for the treatment of conditions GRI is also targeting, or may target in the future, including IPF, SLE, MS, UC, PSC and NASH. While we know of no other companies currently in clinical development targeting NKT cells as a method of treating any of the above conditions, companies that we are aware of that are targeting the treatment of these diseases include large companies with significant financial resources such as:
IPF - AstraZeneca PLC, Boehringer Ingelheim International GmbH, Bristol Myers Squibb Co., FibroGen, Inc. and Roche Holding AG. Additional smaller companies with significant resources include Bellerophon Therapeutics, Inc., Blade Therapeutics, Inc., Endeavor Biomedicines, Inc., Galecto, Inc., Horizon Therapeutics Public Limited Company, Pliant Therapeutics, Inc., Suzhou Zelgen Biopharmaceuticals Co. Ltd., United Therapeutics Corp and Vicore Pharma Holding AB.
SLE - Astellas Pharma Inc., AstraZeneca PLC, Biogen Inc., GlaxoSmithKline PLC, Johnson & Johnson, Nektar Therapeutics, Roche Holding AG and Sanofi SA. Additional smaller companies with significant resources include Anthera Pharmaceuticals, Inc., Aurinia Pharmaceuticals Inc., ImmuPharma PLC, Kezar Life Sciences, Inc., Vera Therapeutics, Inc. and Viela Bio, Inc.
PSC - Albireo Pharma, Inc., Avolynt Inc., Calliditas Therapeutics AB, Cascade Pharmaceuticals, Inc., Chemomab Therapeutics Ltd., CymaBay Therapeutics, Inc., Dr. Falk Pharma GmbH, Gannex Pharma Co. Ltd., Genfit Corp., Gilead Sciences, Inc., HighTide Therapeutics Inc., Immunic, Inc., Invea Therapeutics, Inc., LISCure Biosciences Inc., Mirum Pharmaceuticals, Inc., Morphic Holding, Inc., Pliant Therapeutics, Inc., Selecta Biosciences Inc., Sirnaomics, Inc. and Qing Bile Therapeutics.
NASH - AstraZeneca PLC, Eli Lilly and Company, Gilead Sciences, Inc., Merck & Co. Inc., Novo Nordisk A/S, Novartis, Pfizer Inc. and Roche Holding AG. Additional smaller companies with significant resources include: Enanta Pharmaceuticals Inc., Ionis Pharmceuticals Inc., NGM Biopharmaceuticals Inc., Terns Pharmaceuticals, Inc. and 89bio, Inc.
MS - Biogen Inc., Bristol Myers Squibb Co., EMD Serono, Inc., Johnson & Johnson, Merck & Co. Inc., Novartis AG, Sanofi, Teva Pharmaceuticals Industries LTD and Roche Holding AG.
UC - AbbVie Inc., AstraZeneca PLC, Bristol -Myers Squibb Co., Eli Lilly and Company, Gilead Sciences, Inc., Johnson & Johnson, Pfizer Inc., Takeda Pharmaceutical Co Ltd, and Roche Holding AG.
The key competitive factors affecting the success of our product candidates are likely to be efficacy, safety, cost, and convenience. Many of our competitors, either alone or with their collaborators, have significantly greater resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific, sales, marketing, and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Additional mergers and acquisitions may result in even more resources being concentrated in our competitors.
Intellectual Property
We strive to protect the proprietary technology and information commercially or strategically important to our business. We seek to obtain and maintain, patent rights intended to cover the technologies incorporated into, or used to produce, our therapeutic candidates, the compositions of matter of our therapeutic candidates and their methods of use and manufacture, as well as other inventions that are important to our business. We also seek to obtain strategic or commercially valuable patent rights in the United States and other jurisdictions.
To cover our proprietary technologies and our current pipeline of proprietary products and related methods, such as methods of use, we have filed patent applications representing six patent families. As of January 15, 2023, our patent estate included 10 issued United States patents, four United States pending non-provisional patent applications, 66 issued foreign patents and 17 foreign patent applications currently pending in various foreign jurisdictions.
Specifically, we own one patent family with claims directed to GRI-0621, and related methods of using the same to treat diseases, e.g. inflammatory conditions. Two United States and 18 foreign patents (Australia, Canada, China, Europe (validated in nine countries), Hong Kong, Japan, South Korea, Mexico, and Russia) were granted in this family. Patent applications in this family are pending in multiple jurisdictions, including, for example, the United States, European Patent Organization, China, Japan, Korea, and Russia. Patents in this patent family are expected to expire in 2032, absent any patent term adjustments or extensions.
We also own one patent family with claims directed to GRI-0803 and related methods of using the same to treat diseases. Three United States and nine foreign patents (Canada, Europe (validated in seven countries), and Hong Kong) were granted in this family. Patent applications in this family are pending in the United States and Europe. Patents in this patent family are expected to expire in 2032, absent any patent term adjustment or extension.
Additionally, we own one patent family relating to GRI-0729 and related methods of using the same to treat diseases. Three United States and 13 foreign patents (Canada, Europe (validated in 11 countries), and Hong Kong) have been granted in this family. A patent application in this family is pending in the United States. Patents in this patent family are expected to expire in 2032, absent any patent term adjustment or extension.
We also own one patent family with claims directed to GRI-0124 and related methods of using the same to treat diseases. Thirteen foreign patents (Taiwan, Australia, China, Europe (validated in seven countries), Israel, Mexico and Russia) were granted in this family. Patent applications in this family are pending in the United States, United Arab Emirates, China, Japan, Russia, Canada, Egypt, Hong Kong and South Korea. Patents in this patent family are expected to expire in 2035, absent any patent term adjustment or extension.
We continually assess and refine our intellectual property strategy as we develop new technologies and therapeutic candidates. As our business evolves, we may, among other activities, file additional patent applications in pursuit of our intellectual property strategy, to adapt to competition or to seize potential opportunities.
The term of individual patents depends upon the laws of the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. However, the term of United States patents may be extended for delays incurred due to compliance with the FDA requirements or by delays encountered during prosecution that are caused by the United States Patent and Trademark Office (“USPTO”). For example, the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”), permits a patent term extension for FDA-approved drugs of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our therapeutic candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those therapeutic candidates. We intend to seek patent term extensions in any jurisdiction where these are available and where we also have a patent that may be eligible; however there is no guarantee that the applicable authorities, including the USPTO and FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.
Further, we expect to rely on data exclusivity, market exclusivity, patent term adjustment and patent term extensions when available.
Government Regulation and Product Approval
Government authorities in the United States, at the federal, state and local level, and in other countries, extensively regulate, among other things, the research, development, clinical trials, testing, manufacture, including any manufacturing changes, authorization, pharmacovigilance, adverse event reporting, recalls, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export of pharmaceutical products and product candidates such as those we are developing. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.
United States Government Regulation
In the United States, the FDA regulates drugs under the FDCA and implementing regulations. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending New Drug Applications (“NDAs”), withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil and/or criminal penalties.
The process required by the FDA before a drug may be marketed in the United States generally involves the following:
•completion of preclinical laboratory tests, animal studies and formulation studies in compliance with Principals of Good Laboratory Practices and other applicable regulations;
•submission to the FDA of an IND, which must become effective before human clinical trials may begin;
•approval by an IRB at each clinical site before each trial may be initiated;
•performance of adequate and well-controlled human clinical trials in accordance with good clinical GCPs to establish the safety and efficacy of the proposed drug product for each indication;
•submission to the FDA of an NDA and payment of user fees;
•satisfactory completion of an FDA advisory committee review, if applicable;
•satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMPs and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;
•satisfactory completion of audits of clinical trial sites conducted by FDA to assure compliance with GCPs and the integrity of clinical data; and

•FDA review and approval of the NDA.
Preclinical Studies
Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. Preclinical tests intended for submission to the FDA to support the safety of a product candidate must be conducted in compliance with GLP regulations and the U.S. Department of Agriculture’s Animal Welfare Act. A drug sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available ex-U.S. clinical data or relevant literature, among other things, to the FDA as part of an IND. Some nonclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence. A clinical hold may occur at any time during the life of an IND and may affect one or more specific studies or all studies conducted under the IND.
Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.
Clinical Trials
Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial along with the requirement to ensure that the data and results reported from the clinical trials are credible and accurate. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the criteria for determining subject eligibility, the dosing plan, the parameters to be used in monitoring safety, the procedure for timely reporting of adverse events, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution.
Information about certain clinical trials and clinical trial results must be submitted within specific timeframes to the National Institutes of Health for public dissemination on the Clinicaltrials.gov registry. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The government has recently begun enforcing these registration and results reporting requirements against non-compliant clinical trial sponsors.
Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:
Phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness. During Phase 1 clinical trials, sufficient information about the investigational drug’s pharmacokinetics and pharmacological effects may be obtained to permit the design of well-controlled and scientifically valid Phase 2 clinical trials.
Phase 2: The product candidate is administered to a larger, but still limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted indications and to determine dosage tolerance and optimal dosage. Phase 2 clinical trials are typically well-controlled and closely monitored.

Phase 3: The product candidate is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product. Phase 3 clinical trials usually involve a larger number of participants than a Phase 2 clinical trial.
Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all.
Interactions with FDA During the Clinical Development Program
Following the clearance of an IND and the commencement of clinical trials, the sponsor will continue to have interactions with the FDA. Progress reports detailing the results of clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the occurrence of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.
In addition, sponsors are given opportunities to meet with the FDA at certain points in the clinical development program. Specifically, sponsors may meet with the FDA prior to the submission of an IND (pre-IND meeting), at the end of Phase 2 clinical trial (“EOP2” meeting) and before an NDA is submitted (pre-NDA meeting). Meetings at other times may also be requested. These meetings provide an opportunity for the sponsor to share information about the data gathered to date with the FDA and for the FDA to provide advice on the next phase of development. For example, at an EOP2, a sponsor may discuss its Phase 2 clinical results and present its plans for the pivotal Phase 3 clinical trial(s) that it believes will support the approval of the new product. Such meetings may be conducted in person, via teleconference/videoconference or written response only with minutes reflecting the questions that the sponsor posed to the FDA and the agency’s responses. The FDA has indicated that its responses, as conveyed in meeting minutes and advice letters, only constitute recommendations and/or advice made to a sponsor and, as such, sponsors are not bound by such recommendations and/or advice. Nonetheless, from a practical perspective, a sponsor’s failure to follow the FDA’s recommendations for design of a clinical program may put the program at significant risk of failure.
Acceptance of NDAs
Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, along with information relating to the product’s chemistry, manufacturing, controls, safety updates, patent information, abuse information and proposed labeling, are submitted to the FDA as part of an application requesting approval to market the product candidate for one or more indications. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of a drug product. The fee required for the submission and review of an application under the Prescription Drug User Fee Act (“PDUFA”) is substantial, and the sponsor of an approved application is also subject to an annual program fee assessed based on eligible prescription drug products. These fees are typically adjusted annually, and exemptions and waivers may be available under certain circumstances, such as where a waiver is necessary to protect the public health, where the fee would present a significant barrier to innovation, or where the applicant is a small business submitting its first human therapeutic application for review.
The FDA conducts a preliminary review of all applications within 60 days of receipt and must inform the sponsor at that time or before whether an application is sufficiently complete to permit substantive review. In pertinent part, the FDA’s regulations state that an application “shall not be considered as filed until all pertinent information and data have been received” by the FDA. In the event that FDA determines that an application does not satisfy this standard, it will issue a Refuse to File (“RTF”) determination to the applicant. Typically, an RTF will be based on administrative incompleteness, such as clear omission of information or sections of required information;

scientific incompleteness, such as omission of critical data, information or analyses needed to evaluate safety and efficacy or provide adequate directions for use; or inadequate content, presentation, or organization of information such that substantive and meaningful review is precluded. The FDA may request additional information rather than accept an application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing.
Review of NDAs
After the submission is accepted for filing, the FDA begins an in-depth substantive review of the application. The FDA reviews the application to determine, among other things, whether the proposed product is safe and effective for its intended use, whether it has an acceptable purity profile and whether the product is being manufactured in accordance with cGMPs.
Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months from the filing date in which to complete its initial review of a standard application that is a new molecular entity, and six months from the filing date for an application with “priority review.” The review process may be extended by the FDA for three additional months to consider new information or in the case of a clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission. Despite these review goals, the NDA review process can be very lengthy and it is not uncommon for FDA review of an application to extend beyond the PDUFA target action date. Most innovative drug products (other than biological products) obtain FDA marketing approval pursuant to an NDA submitted under Section 505(b)(1) of the FDCA, commonly referred to as a traditional or “full NDA.” In 1984, with passage of the Hatch-Waxman Act, that established an abbreviated regulatory scheme authorizing the FDA to approve generic drugs based on an innovator or “reference” product, Congress also enacted Section 505(b)(2) of the FDCA, which provides a hybrid pathway combining features of a traditional NDA and a generic drug application. Section 505(b)(2) enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy data for an existing product, or published literature, in support of its application. Section 505(b)(2) NDAs may provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products that would require new clinical data to demonstrate safety or effectiveness. Section 505(b)(2) permits the filing of an NDA in which the applicant relies, at least in part, on information from studies made to show whether a drug is safe or effective that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use. A Section 505(b)(2) applicant may eliminate or reduce the need to conduct certain preclinical or clinical studies, if it can establish that reliance on studies conducted for a previously-approved product is scientifically appropriate. The FDA may also require companies to perform additional studies or measurements, including nonclinical and clinical studies, to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indication for which the Section 505(b)(2) NDA applicant has submitted data.
In connection with its review of an application, the FDA will typically submit information requests to the applicant and set deadlines for responses thereto. The FDA will also conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether the manufacturing processes and facilities comply with cGMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMPs and are adequate to assure consistent production of the product within required specifications.
The FDA also may inspect the sponsor and one or more clinical trial sites to assure compliance with IND and GCP requirements and the integrity of the clinical data submitted to the FDA. To ensure compliance with cGMPs and GCPs by its employees and third-party contractors, an applicant may incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control. The FDA generally accepts data from foreign clinical trials in support of an NDA if the trials were conducted under an IND. If a foreign clinical trial is not conducted under an IND, the FDA nevertheless may accept the data in support of an NDA if the study was conducted in accordance with GCPs and the FDA is able to validate the data through an on-site inspection, if deemed necessary. Although the FDA generally requests that marketing applications be supported by some data from domestic clinical trials, the FDA may accept foreign data as the sole basis for marketing approval if (1) the foreign data are applicable to the United States population and United States medical practice, (2) the studies were performed by clinical investigators with recognized competence, and (3) the data may be considered valid without the need for an on-site inspection or, if the FDA considers the inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means.
Additionally, the FDA may refer an application, including applications for novel product candidates which present difficult questions of safety or efficacy, to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it considers such recommendations when making final decisions on approval.
Data from clinical trials are not always conclusive, and the FDA or its advisory committee may interpret data differently than the sponsor interprets the same data. The FDA may also re-analyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process or delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all.
The FDA also may require submission of a REMS if it determines that a REMS is necessary to ensure that the benefits of the drug product outweigh its risks and to assure the safe use of the product. The REMS could include medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS is needed, the sponsor of the application must submit a proposed REMS and the FDA will not approve the application without a REMS.
In addition, under the Pediatric Research Equity Act of 2003, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.
Decisions on NDAs
The FDA reviews an applicant to determine, among other things, whether the product is safe and whether it is effective for its intended use(s), with the latter determination being made on the basis of substantial evidence. The term “substantial evidence” is defined under the FDCA as “evidence consisting of adequate and well-controlled investigations, including clinical investigations, by experts qualified by scientific training and experience to evaluate the effectiveness of the product involved, on the basis of which it could fairly and responsibly be concluded by such experts that the product will have the effect it purports or is represented to have under the conditions of use prescribed, recommended, or suggested in the labeling or proposed labeling thereof.”
The FDA has interpreted this evidentiary standard to require at least two adequate and well-controlled clinical investigations to establish effectiveness of a new product. Under certain circumstances, however, the FDA has indicated that a single trial with certain characteristics and additional information may satisfy this standard. This approach was subsequently endorsed by Congress in 1998 with legislation providing, in pertinent part, that “If [FDA] determines, based on relevant science, that data from one adequate and well-controlled clinical investigation and confirmatory evidence (obtained prior to or after such investigation) are sufficient to establish effectiveness, the FDA may consider such data and evidence to constitute substantial evidence.” This modification to the law recognized the potential for the FDA to find that one adequate and well controlled clinical investigation with confirmatory evidence, including supportive data outside of a controlled trial, is sufficient to establish effectiveness. In December 2019, the FDA issued draft guidance further explaining the studies that are needed to establish substantial evidence of effectiveness. It has not yet finalized that guidance.

After evaluating the application and all related information, including the advisory committee recommendations, if any, and inspection reports of manufacturing facilities and clinical trial sites, the FDA will issue either a Complete Response Letter (“CRL”) or an approval letter. To reach this determination, the FDA must determine that the drug is effective and that its expected benefits outweigh its potential risks to patients. This “benefit-risk” assessment is informed by the extensive body of evidence about the product’s safety and efficacy in the NDA. This assessment is also informed by other factors, including: the severity of the underlying condition and how well patients’ medical needs are addressed by currently available therapies; uncertainty about how the premarket clinical trial evidence will extrapolate to real-world use of the product in the post-market setting; and whether risk management tools are necessary to manage specific risks. In connection with this assessment, the FDA review team will assemble all individual reviews and other documents into an “action package,” which becomes the record for FDA review. The review team then issues a recommendation, and a senior FDA official makes a decision.
A CRL indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A CRL generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. The CRL may require additional clinical or other data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time- consuming requirements related to clinical trials, preclinical studies or manufacturing. If a CRL is issued, the applicant will have one year to respond to the deficiencies identified by the FDA, at which time the FDA can deem the application withdrawn or, in its discretion, grant the applicant an additional six-month extension to respond. The FDA has committed to reviewing resubmissions in response to an issued CRL in either two or six months depending on the type of information included. Even with the submission of this additional information, however, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.
An approval letter, on the other hand, authorizes commercial marketing of the product with specific prescribing information for specific indications. That is, the approval will be limited to the conditions of use (e.g., patient population, indication) described in the FDA-approved labeling. Further, depending on the specific risk(s) to be addressed, the FDA may require that contraindications, warnings or precautions be included in the product labeling, require that post-approval trials, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing trials or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.
Special FDA Expedited Review Programs
The FDA is authorized to designate certain products for expedited development or review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, breakthrough therapy designation, and priority review designation. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.
To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides additional opportunities for interaction with the FDA’s review team and may allow for a rolling review of NDA components before the completed application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA. In addition, fast track designation may be withdrawn by the sponsor or rescinded by the FDA if the designation is no longer supported by data emerging in the clinical trial process.
In addition, with the enactment of the FDA Safety and Innovation Act (“FDASIA”) in 2012, Congress created a new regulatory program for therapeutic candidates designated by FDA as “breakthrough therapies” upon a request made by the IND sponsors. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA must take certain actions with respect to breakthrough therapies, such as holding timely meetings with and providing advice to the product sponsor, intended to expedite the development and review of an application for approval of a breakthrough therapy.
Finally, the FDA may designate a product for priority review if it is a drug that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines at the time that the marketing application is submitted, on a case-by-case basis, whether the proposed drug represents a significant improvement in treatment, prevention or diagnosis of disease when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months for an NDA for a new molecular entity from the date of filing.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, fast track designation, breakthrough therapy designation and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.
Accelerated Approval Pathway
In addition, a product studied for its safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, meaning that it may be approved on (i) the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or (ii) on an intermediate clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”) and that is reasonably likely to predict an effect on IMM or other clinical benefits, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on IMM or other clinical endpoints, and the drug may be subject to expedited withdrawal procedures. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.
The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a therapeutic candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to confirm the predicted clinical benefit of the product during post-marketing studies, would allow the FDA to withdraw approval of the drug. All promotional materials for drug products being considered and approved under the accelerated approval program are subject to prior review by the FDA. Lawmakers, FDA officials, and other stakeholders have recently been evaluating the accelerated approval program and have proposed potential reforms to improve certain aspects. Scrutiny of the accelerated approval pathway is likely to continue and may lead to legislative and/or administrative changes in the future.
Post-Approval Requirements
Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. Certain modifications to the product, including changes in indications or manufacturing processes or facilities, may require the applicant to develop additional data or conduct additional preclinical studies and clinical trials to support the submission to FDA. As previously noted, there also are continuing, annual user fee requirements for any marketed products, as well as new application fees for supplemental applications with clinical data.
The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.
In addition, FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMPs. The cGMPs include requirements relating to the organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and some state agencies and are subject to periodic unannounced inspections by the FDA for compliance with cGMPs and other laws. Changes to the manufacturing process are strictly regulated and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers. Accordingly, manufacturers must continue to expend time, money, and effort in production and quality control to maintain compliance with cGMPs and other aspects of quality control and quality assurance.
The FDA strictly regulates the marketing, labeling, advertising and promotion of drug products that are placed on the market. A product cannot be commercially promoted before it is approved, and approved drugs may generally be promoted only for their approved indications and for use in patient populations described in the product’s approved labeling. Promotional claims must also be consistent with the product’s FDA-approved label, including claims related to safety and effectiveness. The government closely scrutinizes the promotion of prescription drugs in specific contexts such as direct-to-consumer advertising, industry-sponsored scientific and educational activities, and promotional activities involving the Internet and social media. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote such uses.
Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences of regulatory non-compliance include, among other things:
•restrictions on, or suspensions of, the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•interruption of production processes, including the shutdown of manufacturing facilities or production lines or the imposition of new manufacturing requirements;
•fines, warning letters or other enforcement letters or clinical holds on post-approval clinical trials;
•mandated modification of promotional materials and labeling and the issuance of corrective information;
•refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;
•product seizure or detention, or refusal to permit the import or export of products;
•injunctions or the imposition of civil or criminal penalties; or
•consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (“PDMA”) which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. More recently, the Drug Supply Chain Security Act (the “DSCSA”), was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10-year period that is expected to culminate in November 2023. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. For example, FDA released proposed regulations in February 2022 to amend the national standards for licensing of wholesale drug distributors by the states; establish new minimum standards for state licensing third-party logistics providers; and create a federal system for licensure for use in the absence of a State program, each of which is mandated by the DSCSA. It is impossible to predict whether further legislative or regulatory changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.
Regulatory Exclusivity and Approval of Follow-on Products
Hatch-Waxman Exclusivity
In addition to enacting Section 505(b)(2) of the FDCA as part of the Hatch-Waxman Amendments to the FDCA, Congress also established an abbreviated regulatory scheme authorizing the FDA to approve generic drugs that are shown to contain the same active ingredients as, and to be bioequivalent to, drugs previously approved by the FDA pursuant to NDAs. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application (“ANDA”) to the agency. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, bioequivalence, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. ANDAs are “abbreviated” because they cannot include preclinical and clinical data to demonstrate safety and effectiveness. Instead, in support of such applications, a generic manufacturer must rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference listed drug (“RLD”).
Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, the strength of the drug and the conditions of use of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to an RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.” Unlike the 505(b)(2) NDA pathway that permits a follow-on applicant to conduct and submit data from additional clinical trials or nonclinical studies in order to support the proposed change(s) to the reference product, the ANDA regulatory pathway does not allow applicants to submit new clinical data other than bioavailability or bioequivalence data.
Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.
As part of the NDA review and approval process, applicants are required to list with the FDA each patent that has claims that cover the applicant’s product or method of therapeutic use. Upon approval of a new drug, each of the patents listed in the application for the drug is then published in the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential follow-on competitors in support of approval of an ANDA or 505(b)(2) NDA.

When an ANDA applicant submits its application to the FDA, it is required to certify to the FDA concerning any patents listed for the reference product in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. Moreover, to the extent that the Section 505(b)(2) NDA applicant is relying on studies conducted for an already approved product, the applicant also is required to certify to the FDA concerning any patents listed for the NDA-approved product in the Orange Book to the same extent that an ANDA applicant would.
If the follow-on applicant does not challenge the innovator’s listed patents, the FDA will not approve the ANDA or 505(b)(2) application until all the listed patents claiming the referenced product have expired. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the follow-on applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) NDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA or 505(b)(2) applicant.
An ANDA or 505(b)(2) application also will not be approved until any applicable non-patent exclusivities listed in the Orange Book for the referenced product have expired. The Hatch-Waxman Amendments to the FDCA provided a five-year period of non-patent data exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity (“NCE”). For the purposes of this provision, an NCE is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA or 505(b)(2) NDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval.
The FDCA also provides for a period of three years of data exclusivity if an NDA or NDA supplement includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as new indications, dosage forms, route of administration or combination of ingredients. Three-year exclusivity would be available for a drug product that contains a previously approved active moiety, provided the statutory requirement for a new clinical investigation is satisfied. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs or 505(b)(2) NDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product; rather, this three-year exclusivity covers only the conditions of use associated with the new clinical investigations and, as a general matter, does not prohibit the FDA from approving follow-on applications for drugs containing the original active ingredient.
Five-year and three-year exclusivity also will not delay the submission or approval of a traditional NDA filed under Section 505(b)(1) of the FDCA; however, an applicant submitting a traditional NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Orphan Drug Designation and Exclusivity
Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects either (i) fewer than 200,000 individuals in the United States, or (ii) more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Legislative proposals are currently being considered that would revise or revoke the second option available for a product candidate to receive an orphan designation, the so-called “cost recovery” pathway. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use will be disclosed publicly by the FDA; the posting will also indicate whether a drug is no longer designated as an orphan drug.
More than one product candidate may receive an orphan drug designation for the same indication, and the same product candidate can be designated for more than one qualified orphan indication. The benefits of orphan drug designation include research and development tax credits and exemption from FDA prescription drug user fees. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process if or when an NDA for the product candidate is filed.
If a product that has orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan product exclusivity, which means that for seven years, the FDA may not approve any other marketing applications for the same drug for the same indication, except under limited circumstances described further below. Orphan exclusivity does not block the approval of a different drug for the same rare disease or condition, nor does it block the approval of the same drug for different conditions. As a result, the FDA can still approve different drugs for use in treating the same indication or disease. Additionally, if a drug designated as an orphan product receives marketing approval for an indication broader than what was designated, it may not be entitled to orphan drug exclusivity.
Orphan exclusivity will not bar approval of another product with the same drug for the same condition under certain circumstances, including if a subsequent product with the same drug for the same condition is shown to be clinically superior to the approved product on the basis of greater efficacy or safety or a major contribution to patient care, or if the company with orphan drug exclusivity cannot assure the availability of sufficient quantities of the drug to meet the needs of persons with the disease or condition for which the drug was designated. The FDA is now required to publish a summary of the clinical superiority findings when a drug is eligible for orphan product exclusivity on the basis of a demonstration of clinical superiority.
In addition, the FDA has finalized guidance indicating that it does not expect to grant any additional orphan drug designation to products for pediatric subpopulations of common diseases. Nevertheless, FDA intends to still grant orphan drug designation to a drug that otherwise meets all other criteria for designation when it prevents, diagnoses or treats either (i) a rare disease that includes a rare pediatric subpopulation, (ii) a pediatric subpopulation that constitutes a valid orphan subset, or (iii) a rare disease that is, in fact, a different disease in the pediatric population as compared to the adult population.
Patent Term Extension
A patent claiming a prescription drug for which FDA approval is granted may be eligible for a limited patent term extension under the FDCA, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review provided that certain statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the drug is under regulatory review while the patent is in force. The restoration period granted on a patent covering a new FDA-regulated medical product is typically one-half the time between the date a clinical investigation on human beings is begun and the submission date of an application for premarket approval of the product, plus the time between the submission date of an application for approval of the product and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the marketing approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.
Pediatric Exclusivity
Pediatric exclusivity is another type of non-patent marketing exclusivity available in the United States and, if granted, it provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity or listed patents. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.
Under the Best Pharmaceuticals for Children Act (“BPCA”), certain therapeutic candidates may obtain an additional six months of exclusivity if the sponsor submits information requested in writing by the FDA, referred to as a “Written Request,” relating to the use of the active moiety of the product candidate in children. The data do not need to show the product to be effective in the pediatric population studied; rather, the additional protection is granted if the pediatric clinical trial is deemed to have fairly responded to the FDA’s Written Request. Although the FDA may issue a Written Request for studies on either approved or unapproved indications, it may only do so where it determines that information relating to that use of a product candidate in a pediatric population, or part of the pediatric population, may produce health benefits in that population. The issuance of a Written Request does not require the sponsor to undertake the described trials.
Other U.S. Healthcare Laws and Regulations
Manufacturing, sales, promotion and other activities following product approval may also be subject to regulation by other regulatory authorities in the United States in addition to the FDA. Depending on the nature of the product, those authorities may include the CMS, other divisions of the Department of Health and Human Services (“HHS”), the Department of Justice, the Drug Enforcement Administration, the Federal Trade Commission, the Occupational Safety and Health Administration, and state and local governments.
For example, in the United States, sales and marketing for prescription biopharmaceutical products must comply with state and federal fraud and abuse laws. These laws include the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to ten years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, the Patient Protection and Affordable Care Act, or ACA, among other things, amended the intent requirement of the federal Anti-Kickback Statute and two of the five criminal healthcare fraud statutes created by HIPAA. A person or entity no longer needs to have actual knowledge of these two provisions in the statute or specific intent to violate them; specifically with respect to the prohibition on executing or attempting to execute a scheme or artifice to defraud or to fraudulently obtain money or property of any healthcare benefit program and the prohibition on disposing of assets to enable a person to become eligible for Medicaid. Moreover, the government may now assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.
Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. There also are federal transparency requirements under the Physician Payments Sunshine Act that require manufacturers of FDA-approved drugs, devices, biologics and medical supplies covered by Medicare or Medicaid to report, on an annual basis, to CMS information related to payments and other transfers of value to physicians, teaching hospitals, and certain advanced non-physician healthcare practitioners and physician ownership and investment interests. Prescription drug products also must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act.
Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines, or the relevant compliance guidance promulgated by the federal government, in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures to the extent that those laws impose requirements that are more stringent than the Physician Payments Sunshine Act. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts.
Government Regulation Outside the United States
In addition to regulations in the United States, we will be subject to a variety of foreign regulations that govern, among other things, clinical trials and any commercial sales and distribution of our products, if approved, either directly or through distribution partners. Whether or not we obtain FDA approval for a product candidate, we must obtain the requisite approvals from regulatory authorities in foreign countries or economic areas, such as the European Union, Canada, and the United Kingdom, among other foreign countries, before we may commence clinical trials or market products in those countries or areas. The foreign regulatory approval process includes all of the risks associated with the FDA approval described above, and the time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Some foreign jurisdictions have a drug product approval process similar to that in the United States, which requires the submission of a clinical trial application much like the IND prior to the commencement of clinical studies. In Europe, for example, a clinical trial application, (“CTA”), must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed. To obtain regulatory approval of a medicinal product candidate under European Union regulatory systems, we would be required to submit a Marketing Authorisation Application, (“MAA”), which is similar to the NDA, except that, among other things, there are country-specific document requirements. For countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, and recently the United Kingdom, the requirements governing the conduct of clinical trials, product approval, pricing and reimbursement vary from country to country. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others. Moreover, some nations may not accept clinical studies performed for United States approval to support approval in their countries or require that additional studies be performed on natives of their countries. In addition, in certain foreign markets, the pricing of drug products is subject to government control and reimbursement may in some cases be unavailable or insufficient. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution.
As of January 31, 2020, the United Kingdom is no longer a member state of the European Union, and therefore a separate marketing authorization application and approval will be required to market a medicinal product in the United Kingdom. The Medicines and Healthcare products Regulatory Agency, (“the MHRA”), is the United Kingdom’s standalone pharmaceutical regulator.
Clinical Trials and Regulation of Medicinal Products in Europe
As in the United States, medicinal products can be marketed in the European Union only if a marketing authorization from the competent regulatory agencies has been obtained. Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls.
Pursuant to the European Clinical Trials Directive, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of an European Union member state in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial after a competent ethics committee has issued a favorable opinion. Clinical trial applications must be accompanied by an investigational medicinal product dossier with supporting information prescribed by the European Clinical Trials Directive and corresponding national laws of the member states and further detailed in applicable guidance documents. In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted and became effective on January 31,2022. The Clinical Trials Regulation is directly applicable in all the European Union Member States, repealing the prior Clinical Trials Directive 2001/20/EC. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on the duration of the individual clinical trial; if a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial.
The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials.
To obtain marketing approval of a drug in the European Union, an applicant must submit a MAA either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states, Iceland, Lichtenstein and Norway. The centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products (such as gene-therapy, somatic cell-therapy or tissue-engineered medicines) and products with a new active substance indicated for the treatment of certain diseases. For products with a new active substance indicated for the treatment of certain diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the European Medicines Agency (“EMA”) is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human Use (“CHMP”). Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is of 150 days, excluding stop-clocks.
The decentralized procedure is available to applicants who wish to market a product in specific European Union member states where such product has not received marketing approval in any European Union member states before. The decentralized procedure provides for an applicant to apply to one-member state to assess the application (the reference member state) and specifically list other member states in which it wishes to obtain approval (concerned member states).
In the European Union, only products for which marketing authorizations have been granted may be promoted. A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the European Union market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).
Moreover, even if authorized to be marketed in the European Union, prescription medicines may only be promoted to healthcare professionals, not the general public. All promotion should be in accordance with the particulars listed in the summary of product characteristics. Promotional materials must also comply with various laws, and codes of conduct developed by pharmaceutical industry bodies in the European Union which govern (among other things) the training of sales staff, promotional claims and their justification, comparative advertising, misleading advertising, endorsements, and (where permitted) advertising to the general public. Failure to comply with these requirements could lead to the imposition of penalties by the competent authorities of the European Union member states. The penalties could include warnings, orders to discontinue the promotion of the drug product, seizure of promotional materials, fines and possible imprisonment.

Regulation of New Drugs in the United Kingdom
The United Kingdom left the European Union on January 31, 2020 (commonly referred to as “Brexit”), with a transitional period that expired on December 31, 2020. The United Kingdom and the European Union entered into a trade agreement known as the Trade and Cooperation Agreement, which went into effect on January 1, 2021. It remains to be seen how, if at all, Brexit and the Trade and Cooperation Agreement will impact regulatory requirements for product candidates and products in the United Kingdom. We are currently evaluating the potential impacts on our business of the Trade and Cooperation Agreement and guidance issued to date by the United Kingdom’s MHRA regarding the requirements for licensing and marketing medicinal products in the United Kingdom.
Since the regulatory framework for pharmaceutical products in the United Kingdom covering the quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of medicinal products is derived from EU Directives and Regulations, Brexit could materially impact the future regulatory regime which applies to such products and the approval of product candidates in the United Kingdom. Such outcomes could make it more difficult and expensive for us to do business in Europe, complicate our clinical, manufacturing and regulatory strategies and impair our ability to obtain and maintain regulatory approval for, and, if approved, commercialize, our products and product candidates in Europe.
Regulation of Medicinal Products in Canada
Health Canada is the Canadian federal authority that regulates, evaluates and monitors the safety, effectiveness, and quality of drugs and other therapeutic products available to Canadians. Health Canada’s regulatory process for review, approval and regulatory oversight of products is similar to the regulatory process conducted by the FDA. To initiate clinical testing of a product candidate in human subjects in Canada, a CTA must be filed with and approved by Health Canada. In addition, all federally regulated trials must be approved and monitored by research ethics boards. The review boards study and approve study-related documents and monitor trial data.
Prior to being given market authorization for a drug product, a manufacturer must present substantive scientific evidence of a product’s safety, efficacy and quality as required by the Food and Drugs Act (Canada) and its associated regulations, including the Food and Drug Regulations. This information is usually submitted in the form of a New Drug Submission, or NDS. Health Canada reviews the submitted information, sometimes using external consultants and advisory committees, to evaluate the potential benefits and risks of a drug. If after of the review, the conclusion is that the patient benefits outweigh the risks associated with the drug, the drug is issued a Drug Identification Number (“DIN”), followed by a Notice of Compliance (“NOC”), which permits the market authorization holder (i.e., the NOC and DIN holder) to market the drug in Canada. Drugs granted an NOC may be subject to additional postmarket surveillance and reporting requirements.
All establishments engaged in the fabrication, packaging/labeling, importation, distribution, and wholesale of drugs and operation of a testing laboratory relating to drugs are required to hold a Drug Establishment License to conduct one or more of the licensed activities unless expressly exempted under the Food and Drug Regulations. The basis for the issuance of a Drug Establishment License is to ensure the facility complies with cGMPs as stipulated in the Food and Drug Regulations and as determined by cGMP inspection conducted by Health Canada. An importer of pharmaceutical products manufactured at foreign sites must also be able to demonstrate that the foreign sites comply with cGMPs, and such foreign sites are included on the importer’s Drug Establishment License.
Regulatory obligations and oversight continue following the initial market approval of a pharmaceutical product. For example, every market authorization holder must report any new information received concerning adverse drug reactions, including timely reporting of serious adverse drug reactions that occur in Canada and any serious unexpected adverse drug reactions that occur outside of Canada. The market authorization holder must also notify Health Canada of any new safety and efficacy issues that it becomes aware of after the launch of a product.
Pharmaceutical Coverage, Pricing and Reimbursement & Healthcare Reform
Sales of our products, if approved for marketing, will depend, in part, on the availability and extent of coverage and reimbursement by third-party payors, such as government health programs, including Medicare and Medicaid, commercial insurance and managed healthcare organizations. These third-party payors are increasingly challenging the price and limiting the coverage and reimbursement amounts for medical products and services. There may be significant delays in obtaining coverage and reimbursement for approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or regulatory authorities in other countries. It is time-consuming and expensive to seek reimbursement from third-party payors. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower-cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by third-party payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the United States. In the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but they also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Accordingly, one third-party payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product.
In addition, the containment of healthcare costs has become a priority for federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement, and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our product candidates or a decision by a third-party payor to not cover our product candidates could reduce physician usage of the product candidate and have a material adverse effect on our sales, results of operations and financial condition. Moreover, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate PBMs and other members of the healthcare and pharmaceutical supply chain, an important decision that has led to further and more aggressive efforts by states in this area.
Most recently, on August 16, 2022, President Biden signed into the law the Inflation Reduction Act of 2022, or the IRA. Among other things, the IRA has multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States. Starting in 2023, a manufacturer of drugs covered by Medicare Parts B or D must pay a rebate to the federal government if their drug product’s price increases faster than the rate of inflation. This calculation is made on a drug product by drug product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, starting for payment year 2026, CMS will negotiate drug prices annually for a select number of single source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease.
In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, in the European Union, the sole legal instrument at the European Union level governing the pricing and reimbursement of medicinal products is Council Directive 89/105/EEC (the “Price Transparency Directive”). The aim of the Price Transparency Directive is to ensure that pricing and reimbursement mechanisms established in the European Union

Member States are transparent and objective, do not hinder the free movement of and trade in medicinal products in the European Union, and do not hinder, prevent or distort competition on the market. The Price Transparency Directive does not provide any guidance concerning the specific criteria on the basis of which pricing and reimbursement decisions are to be made in the individual European Union Member States, nor does it have any direct consequence for pricing or reimbursement levels in the individual European Union Member States. The European Union Member States are free to restrict the range of medicinal products for which their national health insurance systems provide reimbursement, and to control the prices and/or reimbursement levels of medicinal products for human use. A European Union Member State may approve a specific price or level of reimbursement for the medicinal product, or alternatively adopt a system of direct or indirect controls on the profitability of the company responsible for placing the medicinal product on the market, including volume-based arrangements, caps and reference pricing mechanisms.
Health Technology Assessment (“HTA”) of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some European Union Member States, including France, Germany, Ireland, Italy and Sweden. The HTA process in the European Union Member States is governed by the national laws of these countries. HTA is the procedure according to which the assessment of the public health impact, therapeutic impact, and the economic and societal impact of the use of a given medicinal product in the national healthcare systems of the individual country is conducted. HTA generally focuses on the clinical efficacy and effectiveness, safety, cost, and cost-effectiveness of individual medicinal products as well as their potential implications for the healthcare system. Those elements of medicinal products are compared with other treatment options available on the market. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual European Union Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product vary between the European Union Member States. For example, European Union Member States that have not yet developed HTA mechanisms could rely to some extent on the HTA performed in countries with a developed HTA framework when adopting decisions concerning the pricing and reimbursement of a specific medicinal product.
Separately from cost containment efforts, in the United States and some foreign jurisdictions, there also have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, or restrict or regulate post-approval activities. The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our current or future product candidates.
Data Privacy and the Protection of Personal Information
We are subject to laws and regulations governing data privacy and the protection of personal information including health information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues which will continue to affect our business. In the United States, we may be subject to state security breach notification laws, state laws protecting the privacy of health and personal information and federal and state consumer protections laws that regulate the collection, use, disclosure and transmission of personal information. These laws overlap and often conflict and each of these laws is subject to varying interpretations by courts and government agencies, creating complex compliance issues. If we fail to comply with applicable laws and regulations we could be subject to penalties or sanctions, including criminal penalties. Our customers and research partners must comply with laws governing the privacy and security of health information, including HIPAA and state health information privacy laws. If we knowingly obtain health information that is protected under HIPAA, called “protected health information,” our customers or research collaborators may be subject to enforcement and we may have direct liability for the unlawful receipt of protected health information or for aiding and abetting a HIPAA violation.
State laws protecting health and personal information are becoming increasingly stringent. For example, California has implemented the California Confidentiality of Medical Information Act that imposes restrictive requirements regulating the use and disclosure of health information and other personally identifiable information, and California has recently adopted the CCPA. The CCPA mirrors a number of the key provisions of the GDPR described below. The CCPA establishes a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. Since passage of the CCPA, several other states (Connecticut, Colorado, Virginia, and Utah) have also enacted comprehensive consumer privacy laws that include key differences from California’s law, further complicating compliance by industry and other stakeholders. Other states in the U.S. are considering privacy laws similar to the CCPA.
In Europe, the GDPR went into effect in May 2018, implementing a broad data protection framework that expanded the scope of European Union data protection law, including to non- European Union entities that process, or control the processing of, personal data relating to individuals located in the European Union, including clinical trial data. The GDPR sets out a number of requirements that must be complied with when handling the personal data of European Union-based data subjects including: providing expanded disclosures about how their personal data will be used; higher standards for organizations to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities; the obligation to appoint data protection officers in certain circumstances; new rights for individuals to be “forgotten” and rights to data portability, as well as enhanced current rights (e.g. access requests); the principal of accountability and demonstrating compliance through policies, procedures, training and audit; and a new mandatory data breach regime. In particular, medical or health data, genetic data and biometric data where the latter is used to uniquely identify an individual are all classified as “special category” data under the GDPR and afforded greater protection and require additional compliance obligations. Further, European Union member states have a broad right to impose additional conditions – including restrictions – on these data categories. This is because the GDPR allows European Union member states to derogate from the requirements of the GDPR mainly in regard to specific processing situations (including special category data and processing for scientific or statistical purposes). As the European Union states continue to reframe their national legislation to harmonize with the GDPR, we will need to monitor compliance with all relevant European Union member states’ laws and regulations, including where permitted derogations from the GDPR are introduced. We will also be subject to evolving European Union laws on data export, if we transfer data outside the European Union to ourselves or third parties outside of the European Union.
U.S. Foreign Corrupt Practices Act
In general, the Foreign Corrupt Practices Act of 1977, as amended, (“FCPA”), prohibits offering to pay, paying, promising to pay, or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business for or with, or in order to direct business to, any person. The prohibitions apply not only to payments made to “any foreign official,” but also those made to “any foreign political party or official thereof,” to “any candidate for foreign political office” or to any person, while knowing that all or a portion of the payment will be offered, given, or promised to anyone in any of the foregoing categories. “Foreign officials” under the FCPA include officers or employees of a department, agency, or instrumentality of a foreign government. The term “instrumentality” is broad and can include state-owned or state-controlled entities. Importantly, United States authorities deem most healthcare professionals and other employees of foreign hospitals, clinics, research facilities and medical schools in countries with public healthcare and/or public education systems to be “foreign officials” under the FCPA. When we interact with foreign healthcare professionals and researchers in testing and marketing our products abroad, should any of our product candidates receive foreign regulatory approval in the future, we must have policies and procedures in place sufficient to prevent us and agents acting on our behalf from providing any bribe, gift or gratuity, including excessive or lavish meals, travel or entertainment in connection with marketing our products and services or securing required permits and approvals. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Environmental, Health and Safety Regulation
We are subject to numerous federal, state and local environmental, health and safety (“EHS”) laws and regulations relating to, among other matters, safe working conditions, product stewardship, environmental protection, and handling or disposition of products, including those governing the generation, storage, handling, use, transportation, release, and disposal of hazardous or potentially hazardous materials, medical waste, and infectious materials that may be handled by our partner research laboratories. Some of these laws and regulations also require us to obtain licenses or permits to conduct our operations. If we fail to comply with such laws or obtain and comply with the applicable permits, we could face substantial fines or possible revocation of our permits or limitations on our ability to conduct our operations. Certain of our development and manufacturing activities may involve, from time to time, use of hazardous materials, and we believe we are in compliance with the applicable environmental laws, regulations, permits, and licenses. However, we cannot ensure that EHS liabilities will not develop in the future. EHS laws and regulations are complex, change frequently and have tended to become more stringent over time. Although the costs to comply with applicable laws and regulations, have not been material, we cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.
Human Capital Resources
As of January 15, 2023, GRI had one employee. We believe the intellectual capital of our current and future employees and consultants will be an impactful driver of our business and key to our future prospects.
Legal Proceedings
We are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceeding against us that we believe could have an adverse effect on our business, operating results or financial condition.
GRI’s Corporate Information
GRI was incorporated under the laws of the State of Delaware in May 2009 under the name Glycoregimmune, Inc., and amended its certificate of incorporation to change its name to GRI Bio, Inc. on July 29, 2015.
GRI’s principal executive offices are located at 2223 Avenida De La Playa #208, La Jolla, CA 92037. Our web site is www.gribio.com.

VALLON MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of Vallon’s financial condition and results of operations should be read in conjunction with Vallon’s financial statements and the related notes included elsewhere in this proxy statement/prospectus/information statement. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus/information statement, including information with respect to Vallon’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set out under the section entitled “Risk Factors” of this proxy statement/prospectus/information statement, Vallon’s actual results could differ materially from the results described in or implied by these forward-looking statements. See also the section entitled “Cautionary Note Concerning Forward-Looking Statements” of this proxy statement/prospectus/information statement.
Overview
Vallon is a clinical-stage biopharmaceutical company focused on the development and commercialization of novel abuse-deterrent medications for CNS disorders. Vallon’s lead investigational product candidate, ADAIR, was a proprietary, abuse-deterrent oral formulation of immediate-release dextroamphetamine (the main active ingredient in Adderall®), which was being developed for the treatment of ADHD and narcolepsy. In March 2022, Vallon announced that its SEAL study for ADAIR did not reach its primary endpoint. In addition to ADAIR, Vallon’s second product candidate, ADMIR, an abuse deterrent formulation of methylphenidate (Ritalin®), was also being developed for the treatment of ADHD.
The SEAL study was Vallon’s pivotal intranasal human abuse liability study assessing the pharmacodynamics (“PD”), pharmacokinetics (“PK”), safety and tolerability of snorting professional laboratory-manipulated ADAIR 30 mg when compared to crushed d-amphetamine sulfate and placebo in recreational drug users. The SEAL study enrolled 55 subjects, of whom 53 completed the study and 52 were included in the final analysis. The study involved a four-way crossover design to evaluate professionally manipulated, intranasal ADAIR 30 mg, crushed intranasal dextroamphetamine, ADAIR 30 mg taken orally, and placebo. All subjects were non-dependent recreational stimulant users with an additional history of recreational intranasal drug use.
The SEAL study did not meet its primary endpoint, which was Emax Drug Liking. ADAIR scored similarly to what was observed in an earlier proof-of-concept study, however, reference dextroamphetamine did not score as high as expected and as seen in the previous study, thus driving the lack of statistical significance. The SEAL study did meet all pharmacodynamic secondary endpoints including Overall Drug Liking and willingness to Take Drug Again at 12 and 24 hours post-dosing, demonstrating statistical significance.
While assessing the best path forward for the ADAIR and ADMIR development programs, Vallon engaged Ladenburg to evaluate its strategic alternatives with the goal of maximizing stockholder value. Ladenburg was engaged to advise on the strategic review process, which could have included, without limitation, exploring the potential for a possible merger, business combination, investment into Vallon, or a purchase, license or other acquisition of assets. In conjunction with the exploration of strategic alternatives, Vallon streamlined operations to preserve its capital and cash resources.
Medice License Agreement
In January 2020, Vallon entered into a license agreement with Medice (“Medice License Agreement”), which grants Medice an exclusive license to develop, use, manufacture, market and sell ADAIR throughout Europe. Under the license agreement, Medice paid a $0.1 million upfront payment and will pay milestone payments of up to $6.3 million in aggregate upon achieving certain regulatory and sales milestones. Vallon is also entitled to low-double digit tiered royalties on net sales of ADAIR.
COVID-19
The global COVID-19 pandemic continues to present uncertainty and unforeseeable new risks to Vallon’s operations and business plan. Vallon has closely monitored recent COVID-19 developments, including the lifting of

COVID-19 safety measures, the drop in vaccination rates, the implementation of, and reaction to, vaccine mandates, the spread of new strains or variants of the coronavirus (such as the Delta and Omicron variants), and supply chain and labor shortages. In light of these developments, the full impact of the COVID-19 pandemic on Vallon’s business and operations remains uncertain and will vary depending on the pandemic’s future impact on the third parties with whom Vallon does business, as well as any legal or regulatory consequences resulting therefrom. To the extent possible, Vallon is conducting business as usual, with necessary or advisable modifications to employee travel and with most of its employees and consultants working remotely. Vallon will continue to actively monitor the COVID-19 pandemic and may take further actions that alter its operations, including those that may be required by federal, state or local authorities, or that it determines are in the best interests of its employees and other third parties with whom Vallon does business.
Critical Accounting Policies
Vallon’s financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Vallon to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities in its financial statements. Vallon bases its estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
While Vallon’s significant accounting policies are described in more detail in the notes to its financial statements, Vallon believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.
Marketable Securities
Marketable securities consist of debt securities that are designated as available-for-sale. Marketable debt securities are recorded at fair value and unrealized holding gains or losses are reported as a component of accumulated other comprehensive income (loss). The amortization of discounts and premiums on marketable securities is included in interest expense, net on the statements of operations and comprehensive loss.
Realized gains or losses resulting from the sale of these securities are determined based on the specific identification of the securities sold. An impairment charge is recognized when the decline in the fair value of a debt security below the amortized cost basis is determined to be other-than-temporary. Vallon considers various factors in determining whether to recognize an impairment charge, including the duration and severity of any decline in fair value below the amortized cost basis, any adverse changes in the financial condition of the issuers and its intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.
Revenue Recognition
Vallon accounts for revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers. This standard applies to all contracts with customers with the exception of contracts that are within the scope of other standards, such as leases, insurance and financial instruments. Under ASC Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to be entitled in exchange for those goods or services.
Vallon performs the following five steps to recognize revenue under ASC Topic 606: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Vallon only recognizes revenue when it is probable that it will collect the consideration to which it is entitled in exchange for the goods or services that will be transferred to the customer.
To date, Vallon’s revenues have been generated by a single license agreement (the “Medice License Agreement”) with Medice. The Medice License Agreement included an exclusive license to develop, use,

manufacture, market and sell ADAIR throughout Europe, a non-refundable up-front payment, regulatory and sales milestones and royalty payments.
Stock-based Compensation
Vallon recognizes expense for employee and non-employee stock-based compensation in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC Topic 718 requires that such transactions be accounted for using a fair value-based method. The estimated fair value of the options is amortized over the vesting period, based on the fair value of the options on the date granted, and is calculated using the Black-Scholes option-pricing model. Vallon accounts for forfeitures as incurred.
Estimating the fair value of option shares issued under the employee stock purchase plan requires the input of subjective assumptions, including the estimated fair value of Vallon’s common stock, the expected life of the option, stock price volatility, the risk-free interest rate and expected dividends. The assumptions used in Vallon’s Black-Scholes option-pricing model represent management's best estimates and involve a number of variables, uncertainties and assumptions and the application of management's judgment, as they are inherently subjective. If any assumptions change, Vallon’s stock-based compensation expense could be materially different in the future.
These assumptions used in its Black-Scholes option-pricing model are estimated as follows:
•Expected Term. Due to the lack of sufficient company-specific historical data, the expected term of employee options is determined using the "simplified" method, as prescribed in SEC’s Staff Accounting Bulletin (“SAB”) No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option. The expected term of nonemployee options is equal to the contractual term.
•Expected Volatility. The expected volatility is based on historical volatilities of similar entities within Vallon’s industry which were commensurate with the expected term assumption as described in SAB No. 107.
•Risk-Free Interest Rate. The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.
•Expected Dividends. The expected dividend yield is 0% because Vallon has not historically paid, and does not expect for the foreseeable future to pay, a dividend on its common stock.
Leases
Vallon accounts for leases in accordance with ASU 2016-02, Leases (Topic 842) and ASU 2018-10, Codification Improvements to Topic 842, Leases, and ASU 2018-11, Leases (Topic 842): Targeted Improvements, both of which clarify and enhance the certain amendments made in ASU 2016-02. The ASUs increase transparency and comparability among entities by recognizing for all leases lease assets and lease liabilities on the balance sheet and disclosing key information about lease arrangements. Vallon entered into one lease for manufacturing equipment for ADAIR which it determined was a finance lease.
Financial Operations Overview
Revenue
To date, Vallon has not generated any revenues from product sales. All of its revenue to date has been derived from the Medice License Agreement. Vallon does not expect to generate significant product revenue until it obtains approval and commercializes ADAIR. Under the terms of the Medice License Agreement, Vallon received $0.1 million in licensing revenues in connection with the initial signing of the license agreement in the first quarter of 2020.

Research and Development Expenses
Research and development expenses include personnel costs associated with research and development activities, including third party contractors to perform research, conduct clinical trials and manufacture drug supplies and materials. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of service performed and costs incurred.
Vallon’s research and development expenses have consisted primarily of in-process research and development expenses, costs related to the development program for ADAIR, commercial manufacturing of ADAIR and formulation development for ADMIR. Research and development costs are expensed as incurred. These expenses include:
•employee-related expenses, such as salaries, bonuses and benefits, consultant-related expenses such as consultant fees and bonuses, stock-based compensation, overhead related expenses and travel related expenses for Vallon’s research and development personnel;
•expenses incurred under agreements with CROs, as well as consultants that support the implementation of its clinical and non-clinical studies;
•manufacturing and packaging costs in connection with conducting clinical trials and for stability and other studies required to support an NDA filing as well as manufacturing drug product for commercial launch;
•formulation, research and development expenses related to ADMIR; and other products Vallon may choose to develop; and
•costs for sponsored research.
Vallon typically uses its employee, consultant and infrastructure resources across our research and development programs. Although it tracks certain outsourced development costs by product candidate, Vallon does not allocate personnel costs or other internal costs to specific product candidates.
Vallon plans to significantly decrease its research and development expenses as it consider its future plans regarding ADAIR and ADMIR programs as well as strategic alternatives.
General and Administrative Expenses
General and administrative expenses consist primarily of compensation and consulting related expenses for executives and other administrative personnel, professional fees and other corporate expenses, including legal and accounting fees, travel expenses, facilities-related expenses, and consulting services relating to its formation and corporate matters.
Vallon incurs costs associated with being a public company, including expenses related to services associated with maintaining compliance with The Nasdaq Capital Market and SEC requirements, directors and officers insurance, legal and accounting costs and investor relations costs. Vallon’s general and administrative expenses may increase due to increases in professional and advisory fees as we evaluate our strategic alternatives.
Other Income
Other income consists of income recognized as a result of the extinguishment of the promissory note issued to Vallon under the Paycheck Protection Program (“PPP”) as a result of the forgiveness of the note.
Revaluation of Derivative Instruments
In January 2021, Vallon entered into a Convertible Promissory Note Purchase Agreement pursuant to which it issued $350,000 in convertible promissory notes (the “2021 Convertible Notes”). The 2021 Convertible Notes automatically converted into 54,906 shares of Vallon Common Stock concurrently with the closing of the IPO. Vallon identified the mandatory conversion into shares of its common stock as a redemption feature, which requires bifurcation from the 2021 Convertible Notes and treated it as a derivative liability under ASC 815 as the redemption feature was not clearly and closely related to the debt. Vallon evaluated the fair value of the derivative liability at issuance. Upon the conversion of the 2021 Convertible Notes to common stock at the closing of the IPO, the embedded derivative liability was remeasured and removed from the balance sheet.
Warrant Liability, Change in Fair Value and Warrant Conversion
Vallon evaluated the warrants issued in connection with the May 2022 registered direct financing in accordance with ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity (ASC 815-40), and concluded that a provision in the warrants related to the reduction of the exercise price in certain circumstances precludes the warrants from being accounted for as components of equity. As the warrants meet the definition of a derivative as contemplated in ASC 815, the warrants are recorded as derivative liabilities on the Balance Sheets and measured at fair value at inception and at each reporting date in accordance with ASC 820, Fair Value Measurement, with changes in fair value recognized in the accompanying Statements of Operations and Comprehensive Loss in the period of change. The derivative liabilities will ultimately be converted into the Company’s common stock when the warrants are exercised, or will be extinguished upon expiry of the warrant term. Upon exercise, the intrinsic value of the shares issued is transferred to stockholders’ equity. The difference between the intrinsic value of the stock issued and the fair value of the warrant is recorded as gain or loss on the exchange in the accompanying Statements of Operations and Comprehensive Loss in the period of exercise.
Interest Income (Expense), net
Interest income (expense), net, consists of interest earned on our cash, cash equivalents and marketable securities held with institutional banks, the amortization of discounts and accretion of premiums on marketable securities and interest expense on our finance lease of equipment utilized in the commercial scale manufacturing of ADAIR.
Recently Issued Accounting Pronouncements
Vallon considers the applicability and impact of all ASUs. ASUs not discussed below were assessed and determined to be either not applicable or are expected to have minimal impact on the financial statements.
On January 1, 2021, Vallon adopted ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principals in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending the existing guidance. The adoption of this standard did not have a material impact on Vallon’s financial statements.
Emerging Growth Company Status
Vallon is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may remain an emerging growth company for up to five years. For so long as Vallon remains an emerging growth company, Vallon is permitted and intends to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:
•reduced disclosure about its executive compensation arrangements;
•no non-binding stockholder advisory votes on executive compensation or golden parachute arrangements; and
•exemption from the auditor attestation requirement in the assessment of its internal control over financial reporting.
Vallon has taken advantage of reduced reporting requirements in this report and may continue to do so until such time that we are no longer an emerging growth company. Emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Therefore, Vallon may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Vallon will remain an emerging growth company until the earliest of (a) the last day of the fiscal year in which it has total annual gross revenues of $1.07 billion or more, (b) December 31, 2026, the last day of the fiscal year following the fifth anniversary of the completion of the the IPO, (c) the date on which it has issued more than $1.0 billion in nonconvertible debt during the previous three years or (d) the date on which Vallon is deemed to be a large accelerated filer under the rules of the SEC. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards.
Results of Operations
Comparison of the Three Months Ended September 30, 2022 and 2021
The following table summarizes the results of Vallon’s operations for the periods indicated (in thousands):

	Three Months Ended September 30,
	2022	2021
Operating expenses:
Research and development	$(18)	$215
General and administrative	1,422	1,038
Total operating expenses	1,404	1,253
Loss from operations	(1,404)	(1,253)
Change in fair value of warrant liability	757	—
Loss on warrant conversion	(388)	—
Interest income (expense), net	2	(4)
Net loss	$(1,033)	$(1,257)
Research and Development Expenses
Research and development expenses were $(18,000) and $0.2 million for the three months ended September 30, 2022 and 2021, respectively. The $0.2 million decrease in research and development expenses was primarily due to a $0.2 million decrease in personnel expenses, including the reversal of stock compensation.
General and Administrative Expenses
General and administrative expenses were $1.4 million and $1.0 million for the three months ended September 30, 2022 and 2021, respectively. The $0.4 million increase was primarily related an increase in expenses and fees of $0.6 million as a result of Vallon’s evaluation of strategic alternatives, offset by a decrease in personnel expenses, including stock compensation, of $0.2 million.
Change in Fair Value of Warrant Liability and Loss on Warrant Conversion
In May 2022, Vallon issued 3,700,000 shares of common stock pursuant to a securities purchase agreement at a purchase price of $1.0632 per share in a registered direct offering. In connection with the registered direct offering, Vallon issued warrants to purchase an aggregate of 3,700,000 shares of common stock at an exercise price of $0.9382 per share. The warrants were classified as a liability in accordance with ASC 815-40 and the fair value of $1.3 million was recorded as a liability at inception.
On July 25, 2022, Vallon amended the terms of the warrants issued in May 2022 to obligate each warrant holder who signed the warrant amendment (“Applicable Holder”) to effect a cashless exercise, in whole, by August 10, 2022 (the “Expiration Date”). The warrant amendment entitled the Applicable Holder to receive one share of common stock for each warrant in lieu of the aggregate number of shares of common stock that would have been received using the cashless exercise formula set forth in the warrant agreement (“Alternate Cashless Exercise”). If the warrants held by the Applicable Holders were not exercised by the Expiration Date, they were automatically exercised pursuant to the Alternate Cashless Exercise. A total of 2,220,000 warrants were exercised pursuant to the

Alternate Cashless Exercise. As a result of the warrant conversion, Vallon recognized a $0.6 million reversal of the warrant liability and a loss of $0.4 million.
The change in fair value of $0.8 million represents a decrease in the fair value of the warrants outstanding during the three months ended September 30, 2022.
Interest Income (Expense), net
Interest income, net, was $2,000 for the three months ended September 30, 2022. Interest expense, net, was $4,000 for the three months ended September 30, 2021.
Comparison of the Nine Months Ended September 30, 2022 and 2021
The following table summarizes the results of Vallon’s operations for the periods indicated (in thousands):

	Nine Months Ended September 30,
	2022	2021
Operating expenses:
Research and development	$1,529	$3,189
General and administrative	4,014	2,976
Total operating expenses	5,543	6,165
Loss from operations	(5,543)	(6,165)
Other income	—	61
Revaluation of derivative liability	—	(89)
Change in fair value of warrant liability	490	—
Loss on warrant conversion	(388)	—
Interest expense, net	—	(14)
Net loss	$(5,441)	$(6,207)
Research and Development Expenses
Research and development expenses were $1.5 million and $3.2 million for the nine months ended September 30, 2022 and 2021, respectively. The $1.7 million decrease in research and development expenses was primarily due to decreases of $1.3 million in expenses related to the registration development program of ADAIR, decreases in personnel expense, including non-cash stock compensation, of $0.3 million and decreases in consulting expenses of $0.1 million.
General and Administrative Expenses
General and administrative expenses were $4.0 million and $3.0 million for the nine months ended September 30, 2022 and 2021, respectively. The $1.0 million increase was primarily related to increased expenses and fees as a result of Vallon’s evaluation of strategic alternatives.
Other Income
In May 2020, Vallon issued a promissory note under the PPP totaling $61,000. As of December 31, 2020, Vallon had utilized the entire proceeds from such note for payroll costs (greater than 75%), costs related to health care benefits and rent payments and in January 2021, Vallon was notified that the note along with accumulated interest had been forgiven. As the PPP note was forgiven, Vallon recorded income from the extinguishment of its obligation in accordance with ASC 405-20-40-1.

Revaluation of Derivative Liability
During the nine months ended September 30, 2021, pursuant to ASC-815, Vallon revalued the embedded derivative liability associated with the 2021 Convertible Notes, resulting in an $89,000 decrease in the fair value of the derivative liability associated with the 2021 Convertible Notes.
Change in Fair Value of Warrant Liability and Loss on Warrant Conversion
In May 2022, Vallon issued 3,700,000 shares of common stock pursuant to a securities purchase agreement at a purchase price of $1.0632 per share in a registered direct offering. In connection with the registered direct offering, Vallon issued warrants to purchase an aggregate of 3,700,000 shares of common stock at an exercise price of $0.9382 per share. The warrants were classified as a liability in accordance with ASC 815-40 and the fair value of $1.3 million was recorded as a liability at inception.
On July 25, 2022, Vallon amended the terms of the warrants issued in May 2022 to obligate each warrant holder who signed the warrant amendment to effect a cashless exercise, in whole, by August 10, 2022. The warrant amendment entitled the Applicable Holder to receive one share of common stock for each warrant in lieu of the aggregate number of shares of common stock that would have been received using the cashless exercise formula set forth in the warrant agreement. If the warrants held by the Applicable Holders were not exercised by the Expiration Date, they were automatically exercised pursuant to the Alternate Cashless Exercise. A total of 2,220,000 warrants were exercised pursuant to the Alternate Cashless Exercise. As a result of the warrant conversion, Vallon recognized a $0.6 million reversal of the warrant liability and a loss of $0.4 million.
The change in fair value of $0.5 million represents the decrease in the fair value of the warrant liability from inception to September 30, 2022.
Interest Expense, net
Interest expense was $50,000 and $24,000 for the nine months ended September 30, 2022 and 2021, respectively. Interest income was $50,000 and $10,000 for the nine months ended September 30, 2022 and 2021, respectively.
Comparison of the Years Ended December 31, 2021 and 2020
The following table sets forth Vallon’s results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020 (in thousands):

	Year Ended December 31,
	2021	2020
License revenue – from related party	$—	$100
Operating expenses:
Research and development	5,187	3,707
General and administrative	4,072	1,181
Total operating expenses	9,259	4,888
Loss from operations	(9,259)	(4,788)
Other income	61	—
Change in fair value of derivative liability	(89)	—
Interest expense, net	(16)	(34)
Net loss	$(9,303)	$(4,822)

License Revenue – From Related Party
Licensing revenues were $0.1 million for the year ended December 31, 2020 as a result of the upfront payment received under the terms of the Medice License Agreement. No licensing revenues were recognized during the year ended December 31, 2021.
Research and Development Expenses
Research and development expenses were $5.2 million and $3.7 million for the years ended December 31, 2021 and 2020, respectively. The $1.5 million increase in research and development expenses was primarily due to increases of $1.5 million in expenses related to the registration development program of ADAIR and $0.1 million in consulting fees, offset by a decrease of $0.1 million in expenses related to the formulation work for ADMIR.
General and Administrative Expenses
General and administrative expenses were $4.1 million and $1.2 million for the years ended December 31, 2021 and 2020, respectively. The $2.9 million increase was primarily related to increased costs for directors and officers insurance of $1.3 million, personnel expense, including non-cash stock compensation, of $1.0 million, and public company expenses of $0.5 million.
Other Income
In May 2020, Vallon issued a promissory note under the PPP totaling $61,000. As of December 31, 2020, Vallon had utilized the entire proceeds from such note for payroll costs (greater than 75%), costs related to health care benefits and rent payments. In January 2021, Vallon was notified that the note along with accumulated interest had been forgiven. As a result, Vallon recorded income from the extinguishment of the obligation in accordance with ASC 405-20-40-1.
Revaluation of Derivative Liability
During the year ended December 31, 2021, pursuant to ASC 815, Vallon revalued the embedded derivative liability associated with the 2021 Convertible Notes, resulting in an $89,000 decrease in the fair value of the derivative liability associated with the 2021 Convertible Notes.
Interest Expense, net
Interest expense, net, was $16,000 and $34,000 for the years ended December 31, 2021 and 2020, respectively.
Liquidity and Capital Resources
Since inception, Vallon has incurred losses and expects to continue to incur losses for the foreseeable future. Vallon incurred net losses of $5.4 million and $6.2 million for the nine months ended September 30, 2022 and 2021, respectively. As of September 30, 2022, Vallon had an accumulated deficit of $27.3 million.
Vallon has financed its working capital requirements to date through the issuance of common stock, warrants, convertible notes, short-term promissory notes, and a PPP promissory note. As of September 30, 2022, Vallon had $4.7 million in cash and cash equivalents.

Cash Flows
Summary of the Nine Months Ended September 30, 2022 and 2021
The following table summarizes Vallon’s cash flows for the periods indicated (in thousands):

	Nine Months Ended September 30,
	2022	2021
Net cash provided by (used in):
Operating activities	$(5,764)	$(6,729)
Investing activities	3,362	(3,266)
Financing activities	3,432	15,770
Net increase in cash and cash equivalents	$1,030	$5,775
Cash Flows from Operating Activities
For the nine months ended September 30, 2022 and 2021, $5.8 million and $6.7 million were used in operating activities, respectively. The $0.9 million decrease was primarily due to a $0.8 million decrease in net loss.
Cash Flows from Investing Activities
Net cash used in investing activities was $3.4 million for the nine months ended September 30, 2022, which was primarily related to the net purchase of marketable securities.
Cash Flows from Financing Activities
Net cash provided by financing activities was $3.4 million during the nine-month period ended September 30, 2022, which was related to the net proceeds from the registered direct financing in May 2022. Net cash provided by financing activities was $15.8 million for the nine months ended September 30, 2021 and was primarily related to the net proceeds from the IPO and 2021 Convertible Notes financings.
2021 Convertible Note Financing
In January 2021, Vallon entered into a Convertible Promissory Note Purchase Agreement with certain existing stockholders, including Salmon Pharma, an affiliate of Medice, and David Baker, its Chief Executive Officer, pursuant to which Vallon issued convertible promissory notes for cash proceeds of $350,000. The 2021 Convertible Notes bear an interest rate of 7.0% per annum, non-compounding, and had a maturity date of September 30, 2021. The 2021 Convertible Notes were convertible into shares of Vallon capital stock offered to investors in any subsequent equity financing after the date of their issuance in which Vallon issued any of our equity securities (a Qualified Financing) and were convertible at a twenty percent discount to the price per share offered in such Qualified Financing. Such Qualified Financing included the IPO of Vallon’s common stock, consummated on February 12, 2021. The 2021 Convertible Notes converted into an aggregate of 54,906 shares of common stock immediately prior to the closing of the IPO, as agreed upon among the parties thereto.

Summary of the Years Ended December 31, 2021 and 2020
The following table summarizes Vallon’s cash flows for the periods indicated (in thousands):

	Year Ended December 31,
	2021	2020
Net cash provided by (used in):
Operating activities	(8,312)	$(3,706)
Investing activities	(3,842)	(2)
Financing activities	15,747	(4)
Net increase (decrease) in cash and cash equivalents	$3,593	$(3,712)
Cash Flows from Operating Activities
For the years ended December 31, 2022 and 2021, $8.3 million and $3.7 million were used in operating activities, respectively. The $4.6 million increase was primarily due to a $4.5 million increase in net loss, a $0.5 million increase in non-cash stock compensation expense, as well as increases in accrued and prepaid expenses of $0.1 million, offset by a $0.3 million decrease in accounts payable.
Cash Flows from Investing Activities
Net cash used in investing activities was $3.8 million for the year ended December 31, 2022, which was related to the purchase of marketable securities. Net cash used in investing activities was $2,000 for the year ended December 31, 2021, which was related to the purchase of computer equipment.
Cash Flows from Financing Activities
Net cash provided by financing activities was $4,000 during the year ended December 31, 2021, which was related to proceeds received from a PPP note of $61,000, offset by payments related to our finance lease of $65,000. Net cash provided by financing activities was $15.8 million for the year ended December 31, 2022 and was primarily related to the net proceeds from the IPO and 2021 Convertible Notes financings.
2021 Convertible Note Financing
In January 2021, Vallon entered into a Convertible Promissory Note Purchase Agreement with certain existing stockholders, including Salmon Pharma, an affiliate of Medice, and David Baker, its Chief Executive Officer, pursuant to which Vallon issued convertible promissory notes for cash proceeds of $350,000. The 2021 Convertible Notes bear an interest rate of 7.0% per annum, non-compounding, and had a maturity date of September 30, 2021. The 2021 Convertible Notes were convertible into shares of Vallon capital stock offered to investors in any subsequent equity financing after the date of their issuance in which Vallon issued any of its equity securities (a “Qualified Financing”) and were convertible at a twenty percent discount to the price per share offered in such Qualified Financing. Such Qualified Financing included the IPO of Vallon’s common stock, consummated on February 12, 2021. The 2021 Convertible Notes converted into an aggregate of 54,906 shares of common stock immediately prior to the closing of the IPO, as agreed upon among the parties thereto.
Future Funding Requirements
To date, Vallon has not generated any revenue from the sale of any products. Substantially all of its revenue to date has been generated by the Medice license agreement from which a $0.1 million license fee was received in January 2020. Vallon does not know when, or if, it will generate any revenue. In March 2022, Vallon announced that the SEAL study of ADAIR for the treatment of ADHD did not meet statistical significance for its primary endpoint and that it was evaluating strategic alternatives with the goal of maximizing stockholder value. Vallon has no other product candidate undergoing clinical trials. Vallon expects to incur ongoing expenses as it assesses the ADAIR and ADMIR programs and evaluates strategic options. Vallon’s future capital requirements are difficult to forecast and will depend on many factors, including but not limited to the terms and timing of any strategic alternatives including a merger or business combination, asset acquisitions or sales, collaborations or licensing arrangements.
If Vallon raises additional funds by issuing equity securities, its stockholders may experience dilution. Any future debt financing may impose covenants that restrict operations, including limitations on the ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any equity or debt financing may contain terms that are not favorable to Vallon or its stockholders. Therefore, there is substantial doubt about Vallon’s ability to continue as a going concern. Vallon expects to continue to incur expenses and operating losses at least for the foreseeable future as it evaluates future plans for the ADAIR and ADMIR programs as well as its strategic alternatives.
Contractual Obligations and Other Commitments
Vallon enters into contracts in the normal course of business with third-party contract organizations for clinical trials, preclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination following a certain period after notice and therefore Vallon believes that its non-cancelable obligations under these agreements are not material.
Off-Balance Sheet Arrangements
Vallon did not have during the periods presented, and does not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

GRI MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of GRI’s financial condition and results of operations should be read in conjunction with GRI’s financial statements and the related notes included elsewhere in this proxy statement/prospectus/information statement. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus/information statement, including information with respect to GRI’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set out under the section entitled “Risk Factors” of this proxy statement/prospectus/information statement, GRI’s actual results could differ materially from the results described in or implied by these forward-looking statements. See also the section entitled “Cautionary Note Concerning Forward-Looking Statements” beginning on page 93 of this proxy statement/prospectus/information statement.
Overview
GRI is a clinical-stage biopharmaceutical company focused on discovering, developing, and commercializing innovative therapies that target serious diseases associated with dysregulated immune responses leading to inflammatory, fibrotic, and autoimmune disorders. GRI’s goal is to be an industry leader in developing therapies to treat these diseases and to improve the lives of patients suffering from such diseases.
GRI’s lead product candidate, GRI-0621, is an oral inhibitor of NKT I cells. GRI-0621 is an oral gel capsule formulation of tazarotene, a synthetic RAR-beta and gamma selective agonist. Tazarotene is approved in the United States for topical treatment of psoriasis and acne. As of September 30, 2022, GRI-0621 has been evaluated in over 1,700 patients as an oral product for up to 52-weeks. GRI is developing GRI-0621 for the treatment of severe fibrotic lung diseases such as IPF, a life-threatening progressive fibrotic disease of the lung that affects approximately 140,000 people in the United States, with up to 40,000 new cases per year in the United States and, by some estimates, IPF affects 3 million people globally. While there are currently two approved therapies for the treatment of lung fibrosis, neither has been associated with improvements in overall survival, and both therapies have been associated with significant side effects leading to poor therapeutic adherence. In trials to date, GRI has observed GRI-0621 to be well-tolerated and to inhibit NKT I cell activity in subjects. GRI and others have shown that activated NKT I are upregulated in IPF, PSC, NASH, ALD, SLE, MS, UC patients as well as other indications. In these patients activated NKT I cells are correlated with more severe disease. GRI is initiating a Phase 2a trial in 35 IPF patients in the first half of 2023 and expects topline data from this trial to be available in the second quarter of 2024.
GRI’s product candidate portfolio also includes GRI-0803 and a proprietary library of 500+ compounds. GRI-0803, the lead molecule selected from the library, is a novel oral agonist of NKT II cells. GRI is developing GRI-0803 for the treatment of autoimmune disorders, with much of its pre-clinical work in SLE or lupus and MS. In lupus, the immune system mistakenly attacks its own healthy tissues, especially joints and skin, but can affect almost every organ and tissue of the body. The condition can be fatal, and often causes debilitating bouts of fatigue and pain that prevent nearly half of adult patients from working. Lupus affects between 160,00 - 200,000 patients in the United States, with around 80,000 – 100,000 patients in the United States suffering from kidney nephritis - one of the most serious manifestations of SLE - typically within five years of diagnosis. There is no cure for lupus, but medical interventions and lifestyle changes can help control it. SLE treatment consists primarily of immunosuppressive drugs that inhibit the activity of the immune system. Only two drugs have been approved for lupus in the past 50 years, and new treatment options are sorely needed. Subject to IND clearance, we intend to evaluate GRI‑0803 in a Phase 1a and 1b trial initially targeting SLE. We expect to file an IND with respect to this Phase 1a and 1b trial in the fourth quarter of 2023. GRI will continue to evaluate indications to select the best fit for further development of the program, but its initial focus is on lupus.
GRI was incorporated under the laws of the State of Delaware in May 2009 under the name Glycoregimmune, Inc. and changed its name to GRI Bio, Inc, in July 2015. To date, GRI has not commercialized any products or generated any revenue from product sales and has financed its operations primarily with proceeds from issuances of equity and debt securities. From GRI’s inception through September 30, 2022, it has devoted substantially all of its efforts to organizational activities including raising capital, building infrastructure, acquiring assets, developing intellectual property, and conducting preclinical studies, clinical trials and product development activities.
GRI’s net losses were $1.6 million and $2.5 million for the years ended December 31, 2021 and 2020, respectively, and $0.9 million for the nine months ended September 30, 2022. As of September 30, 2022, GRI had $0.1 million in cash and cash equivalents and an accumulated deficit of $16.2 million. GRI expects to devote substantial financial resources to its planned activities, particularly as it prepares for, initiates, and conducts its planned clinical trials of GRI-0621 and GRI-0803, advances its discovery programs and continues its product development efforts. In addition, upon the closing of the Merger, GRI expects to incur additional costs associated with operating as a public company. Based on its current operating plan and assuming completion of the Merger and the Equity Financing, not including the Series T Warrant Exercises, GRI believes that its existing cash will be sufficient to fund its operating expenses and capital expenditure requirements for at least the 12 months immediately following completion of the Merger and the Equity Financing, not including the Series T Warrant Exercises.
Accordingly, GRI will need to obtain substantial additional funding in connection with its continuing operations. If GRI is unable to secure adequate additional funding, it will need to reevaluate its operating plans and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, delay, scale back or eliminate some or all of its development programs, or relinquish rights to its technology on less favorable terms than it would otherwise choose. These actions could materially impact its business, results of operations and future prospects. In addition, attempting to secure additional financing may divert the time and attention of GRI’s management from day-to-day activities and distract from its discovery and product development efforts.
Because of the numerous risks and uncertainties associated with pharmaceutical product development, GRI is unable to accurately predict the timing or amount of increased expenses or when, or if, GRI will be able to achieve or maintain profitability. GRI may never succeed in these activities and, even if it does, GRI may never generate revenues that are significant enough to achieve profitability. Even if GRI does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. GRI’s failure to become and remain profitable would depress the value of GRI and could impair its ability to raise capital, expand its business, maintain its discovery and product development efforts, diversify its pipeline of product candidates, or even continue its operations.
Impact of the COVID-19 Pandemic
To date, GRI’s development efforts have not been materially affected by the COVID-19 pandemic. GRI is carefully monitoring the COVID-19 pandemic which continues to evolve worldwide. The continued spread of COVID-19 and the measures taken by governmental authorities, and any future epidemic disease outbreaks, could cause difficulties recruiting or retaining patients for GRI’s clinical trials, disrupt the supply chain and the manufacture or shipment of pre-clinical materials, delay, limit or prevent GRI’s employees and third parties from continuing research and development activities which could delay GRI’s pre-clinical studies, and increase GRI’s development costs and/or have a material adverse effect on its business, financial condition and results of operations. The effect of the COVID-19 pandemic on GRI’s development timelines is difficult to assess or predict. The future impact of the COVID-19 pandemic on GRI’s industry, the healthcare system and GRI’s current and future operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted with confidence.
Financial Operations Overview
Research and Development Expenses
Research and development expenses include personnel costs associated with research and development activities, including third party contractors to perform research, conduct clinical trials and manufacture drug supplies and materials.

GRI’s research and development expenses have consisted primarily of costs related to its development program for its lead product candidate GRI-0621. These expenses include:
•employee-related expenses, such as salaries, bonuses and benefits, consultant-related expenses such as consultant fees and bonuses, stock-based compensation, overhead related expenses and travel related expenses for GRI’s research and development personnel; and
•expenses incurred under agreements with CROs, CMOs and research laboratories in connection with GRI’s preclinical development, process development, manufacturing and clinical development activities as well as consultants that support the implementation of its clinical and non-clinical studies.
GRI’s direct research and development expenses are tracked by product candidate. GRI does not allocate employee costs and costs associated with its discovery efforts, laboratory supplies and facilities, including other indirect costs, to specific product candidates as these costs are deployed across multiple programs. GRI expects its research and development expenses to increase over the next several years as it conducts its planned clinical and preclinical activities for its product candidates.
General and Administrative Expenses
General and administrative expenses consist primarily of personnel-related costs, insurance costs, facility costs and professional fees for legal, consulting, investor and public relations, accounting, and audit services. GRI expects its general and administrative expenses will increase substantially as it incurs additional costs associated with being a public company, including services associated with maintaining compliance with exchange listing and SEC requirements; director and officer insurance; and investor relations costs as well as hiring additional personnel.
Extinguishment of PPP Loan
Extinguishment of the PPP loan consists of income recognized as a result of the extinguishment of the promissory note issued to GRI under the PPP.
Interest Expense
Interest expense consists of amortization of debt discounts and interest expense related to convertible promissory notes (the “TEP Notes”) held by TEP Biotech, LLC (“TEP”) and Oppel Greeff.
Results of Operations
Comparison of Nine Months Ended September 30, 2022 and 2021
The following table sets forth GRI’s statements of operations data for the periods shown below (in thousands):

	Nine Months Ended September 30,
	2022	2021
	(Unaudited)
Operating expenses:
Research and development	$181	$187
General and administrative	391	646
Total operating expenses	572	833
Loss from operations	(572)	(833)
Gain on extinguishment of PPP loan	—	50
Interest expense	(376)	(410)
Net loss	$(948)	$(1,193)

Research and Development Expenses
Research and development expenses were $0.2 million for each of the nine months ended September 30, 2022 and 2021. These expenses primarily related to personnel costs.
General and Administrative Expenses
General and administrative expenses were $0.4 million and $0.6 million for the nine months ended September 30, 2022 and 2021, respectively. The $0.2 million decrease was primarily due to a $0.2 million decrease in professional fees.
Extinguishment of Paycheck Protection Program Loan
Extinguishment of the PPP loan was $0.1 million for the nine months ended September 30, 2021, as result of the gain on the extinguishment of the promissory note issued to GRI under the PPP.
Interest Expense
Interest expense was $0.4 million for each of the nine months ended September 30, 2021 and 2020 and related to the outstanding convertible promissory notes.
Comparison of Years Ended December 31, 2021 and 2020
The following table sets forth GRI’s statements of operations data for the periods shown below (in thousands):

	Year Ended December 31,
	2021	2020
Operating expenses:
Research and development	$249	$264
General and administrative	813	1,195
Total operating expenses	1,062	1,459
Loss from operations	(1,062)	(1,459)
Gain on extinguishment of PPP loan	50	—
Interest expense	(547)	(1,072)
Net loss	$(1,559)	$(2,531)
Research and Development Expenses
Research and development expenses for the years ended December 31, 2021 and 2020 were $0.2 million and $0.3 million, respectively. The $0.1 million decrease was primarily related to a reduction in consulting expenses.
General and Administrative Expenses
General and administrative expenses for the years ended December 31, 2021 and 2020 were $0.8 million and $1.2 million, respectively. The $0.4 million decrease was primarily due to a $0.5 million decrease in personnel costs, offset by a $0.1 million increase in professional fees.
Extinguishment of PPP Loan
Extinguishment of the PPP loan was $0.1 million for the year ended December 31, 2021, as result of the gain on the extinguishment of the promissory note issued to GRI under the PPP.

Interest Expense
Interest expense was $0.5 million and $1.1 million for the years ended December 31, 2021 and 2020, respectively. The $0.6 million decrease in interest expense was primarily related to a decrease in amortization of debt discounts related to the TEP Notes.
Liquidity and Capital Resources
Overview
From inception through September 30, 2022, GRI has devoted substantially all of its efforts to organizational activities including raising capital, building infrastructure, acquiring assets, developing intellectual property, and conducting preclinical studies, clinical trials and product development activities. GRI has a limited operating history and the sales and income potential of its business and market are unproven. GRI has experienced recurring net losses and negative cash flows from operating activities. As of September 30, 2022, GRI had an accumulated deficit of $16.2 million and had cash of $0.1 million and expects to incur operating losses and generate negative cash flows from operations for the foreseeable future.
Cash Flows
Summary of the Nine Months Ended September 30, 2022 and 2021
The following table summarizes GRI’s sources and uses of cash for each of the periods show below (in thousands):

	Nine Months Ended September 30,
	2022	2021
	(Unaudited)
Net cash provided by (used in):
Operating activities	$(241)	$(725)
Financing activities	255	600
Net increase (decrease) in cash	$14	$(125)
Operating Activities
During the nine months ended September 30, 2022, net cash used in operating activities was $0.2 million, resulting primarily from GRI’s net loss of $0.9 million offset by a $0.6 million net change in operating assets and liabilities and noncash adjustments of $0.1 million. The $0.6 million net change in operating assets and liabilities was primarily due to a $0.6 million increase in accounts payable and accrued expenses. Net noncash adjustments primarily included amortization of debt discounts of $0.1 million
During the nine months ended September 30, 2021, net cash used in operating activities was $0.7 million, resulting primarily from GRI’s net loss of $1.2 million offset by a $0.4 million net change in operating assets and liabilities and net noncash adjustments of $0.1 million. The $0.4 million net change in operating assets and liabilities was primarily due to a $0.4 million increase in accrued expenses. Net noncash adjustments primarily included amortization of debt discounts of $0.1 million.
Financing Activities
Net cash provided by financing activities was $0.3 million for the nine months ended September 30, 2022, which primarily consisted of proceeds from promissory notes.
Net cash provided by financing activities was $0.6 million for the nine months ended September 30, 2021, consisting of $0.5 million in proceeds from a convertible promissory note and $0.1 million in proceeds from the issuance of common stock.

Summary of the Years Ended December 31, 2021 and 2020
The following table summarizes GRI’s sources and uses of cash for each of the periods shown below (in thousands):

	Year Ended December 31,
	2021	2020
Net cash provided by (used in):
Operating activities	$(847)	$(831)
Financing activities	600	750
Net decrease in cash	$(247)	$(81)
Operating Activities
During the year ended December 31, 2021, net cash used in operating activities was $0.8 million, resulting primarily due to our net loss of $1.6 million off set by a 0.6 million net change in operating assets and liabilities and net noncash adjustments of $ 0.2 million. The $0.6 million net change in operating assets and liabilities was primarily due to a $0.6 million increase in accounts payable and accrued expenses. Net noncash adjustments primarily included amortization of debt discounts of $0.2 million.
During the year ended December 31, 2020, net cash used in operating activities was $0.8 million, primarily due to GRI’s net loss of $2.5 million offset by noncash adjustments of $1.0 million and a $0.7 million net change in operating assets and liabilities. Noncash adjustments primarily included amortization of debt discounts of $0.7 million and stock-based compensation expense of $0.3 million. The $0.6 million net change in operating assets and liabilities was primarily due to a $0.7 million increase in accrued expenses offset by a $0.1 million decrease in accounts payable and operating lease liabilities.
Financing Activities
Net cash provided by financing activities was $0.6 million for the year ended December 31, 2021, consisting of $0.5 million in proceeds from a convertible promissory note and $0.1 million in proceeds from the issuance of common stock.
Net cash provided by financing activities was $0.8 million for the year ended December 31, 2020, consisting of $0.2 million in proceeds from the issuance of a convertible promissory note, $0.1 million in proceeds from a Paycheck Protection Program loan, and $0.5 million in proceeds from the issuance of common stock and warrants.
Future Funding Requirements
On December 13, 2022, GRI entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Vallon Pharmaceuticals, Inc. (“Vallon”), pursuant to which GRI will merge with and into a wholly-owned subsidiary of Vallon, and will survive as a wholly-owned subsidiary of Vallon (the “Merger”). In connection with the signing of the Merger Agreement, GRI entered into a securities purchase agreement (the “Bridge SPA”) with Altium Growth Fund, LP (the “Investor”) pursuant to which, among other things, GRI agreed to issue senior secured promissory notes (the “Bridge Notes”) in the aggregate principal amount of up to $3.3 million, in exchange for an aggregate purchase price of up to $2.5 million. Also in connection with the signing of the Merger Agreement, GRI entered into a separate securities purchase agreement (the “Equity SPA”) with the Investor pursuant to which the Investor agreed to invest $12.25 million in cash and cancel any outstanding principal and interest on the Bridge Notes immediately prior to the closing of the Merger (the aggregate amount of such cash investment and the cancellation of the outstanding principal and interest on the Bridge Notes, the Equity Financing) to fund the combined company following the Merger. Although it is difficult to predict future liquidity requirements, GRI believes that following consummation of the Equity Financing and the Merger, not including any Series T Warrant Exercises, it will have cash sufficient to sustain its ongoing business activities for at least 12 months.

GRI will require substantial additional financing to fund its research and development activities. No assurance can be given that any such financing will be available when needed or that GRI’s research and development efforts will be successful. If GRI is not able to obtain additional financing on acceptable terms and in the amounts necessary to fully fund its future operating requirements, it may be forced to reduce or discontinue its operations entirely. Therefore, there is substantial doubt about GRI’s ability to continue as a going concern. GRI expects to continue to incur significant and increasing operating losses at least for the foreseeable future. GRI does not expect to generate product revenue unless and until it successfully completes development, obtains regulatory approval for, and successfully commercializes GRI-0621, or any other future products, including GRI-0803. GRI’s net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of planned clinical trials and its expenditures on other research and development activities. GRI anticipates that its expenses will increase substantially as it:
•conducts clinical trials and non-clinical studies;
•scales up manufacturing capabilities with third-party contract manufacturer(s);
•seeks to identify, acquire, develop and commercialize additional products, such as GRI-0803;
•integrates acquired technologies into a comprehensive regulatory and product development strategy;
•maintains, expands and protects its intellectual property portfolio;
•hires scientific, clinical, quality control and administrative personnel;
•adds operational, financial and management information systems and personnel, including personnel to support its drug development efforts;
•seeks regulatory approvals for any products that successfully complete clinical trials;
•ultimately establishes a sales, marketing and distribution infrastructure and scales up external manufacturing capabilities to commercialize any product candidates for which it may obtain regulatory approval; and
•operates as a public company.
Contractual Obligations and Commitments
GRI enters into contracts in the normal course of business with third-party contract organizations for clinical trials, preclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination following a certain period after notice and therefore GRI believes that its non-cancelable obligations under these agreements are not material.
Recent Accounting Pronouncements
GRI considers the applicability and impact of all ASUs. ASUs not discussed below were assessed and determined to be either not applicable or are expected to have minimal impact on the financial statements.
In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which reduces the number of accounting models available for convertible instruments, amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives, and modifies the diluted earnings per share calculations by requiring the use of the if-converted method and eliminating the treasury stock method, among other changes. The amendments in this update are effective for GRI’s fiscal years beginning after December 15, 2023, with early adoption permitted in fiscal years beginning after December 15, 2020. The guidance may be adopted through either a modified retrospective or fully retrospective transition method. Management is currently evaluating the impact of this update on GRI’s financial statements.

Critical Accounting Policies and Significant Judgments and Estimates
GRI’s management’s discussion and analysis of its financial condition and results of operations is based on its financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires GRI to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of gains and expenses during the reporting period. GRI estimates are based on its historical trends and other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. GRI’s significant accounting policies are described in more detail in Note 1—The Company and a Summary of its Significant Accounting Policies, in the notes to its financial statements as of and for the years ended December 31, 2021 and 2020, appearing elsewhere in this proxy statement/prospectus/information statement.
Net Operating Loss Carryforwards and Other Income Tax Information
As of December 31, 2021, GRI had federal net operating loss carryforwards of approximately $9.7 million, of which $6.1 million expires from 2029 to 2037 and $3.5 million does not expire. As of December 31, 2021, GRI had California net operating loss carryforwards of approximately $9.6 million which expire from 2029 to 2041. The future annual utilization of net operating loss carryforwards may become limited due to changes in ownership. The annual limitation may result in the carryforwards not being fully utilized prior to expiration.
Off-Balance Sheet Arrangements
GRI is not party to any off-balance sheet transactions. GRI has no guarantees or obligations other than those which arise out of normal business operations.
Qualitative and Quantitative Disclosures About Market Risk
GRI is not exposed to market risks in the ordinary course of its business. These risks primarily include interest rate sensitivities. GRI’s cash is its only interest-earning asset. Interest income earned was de minimis for the years ended December 31, 2021 and 2020 and for the nine months ended September 30, 2022 and 2021.

MANAGEMENT FOLLOWING THE MERGER
Executive Officers and Directors
Resignation of Current Executive Officers of Vallon
Pursuant to the Merger Agreement, all of the current executive officers of Vallon, other than Leanne Kelly, will resign immediately prior to the completion of the Merger.
Executive Officers and Directors of the Combined Company Following the Merger
Vallon’s board of directors is currently composed of five directors. Following the Merger, the board of directors of the combined company will include a total of five directors, four of whom will be designed by GRI and one of whom is a current director of Vallon. The following table lists, as of January 15, 2023, the names, ages and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the Merger. GRI expects to designate two additional individuals to serve as members of the board of directors of the combined company upon completion of the Merger.

Name	Age	Position
Executive Officers
W. Marc Hertz, Ph.D.	53	President, Chief Executive Officer, and Director (Principal Executive Officer)
Leanne Kelly	46	Chief Financial Officer (Principal Financial and Accounting Officer)
Vipin Kumar Chaturvedi, Ph.D.	63	Chief Scientific Officer
Albert Agro, Ph.D.	58	Chief Medical Officer
Non-Employee Directors
David Szekeres	49	Chairman of the Board of Directors
David Baker	58	Director
Executive Officers
W. Marc Hertz, Ph.D.
Dr. Hertz co-founded GRI in 2009 and has served as Chief Executive Officer and Chairman of its board of directors since its inception. In addition to his management positions, Dr. Hertz previously served on the boards of directors of GemVax AS from 2005 to 2009, Evozym Biologics Inc., from 2014 to 2018, and Multimeric Biotherapeutics since 2008. Dr. Hertz has also held several senior positions at companies in the biotechnology industry since 1998. Dr. Hertz received his undergraduate degree in biology from Bowdoin College and his Ph.D. in immunology and microbiology from the University of Colorado Medical School. We believe Dr. Hertz’s service as GRI’s co-founder and Chief Executive Officer and his extensive experience in the biotechnology industry qualifies him to serve on our board of directors.
Leanne Kelly
Ms. Kelly has served as Vallon’s Chief Financial Officer since May 2021. She brings over 20 years of experience leading private and publicly traded companies across life science, technology and e-Commerce sectors with a foundation in public accounting. Prior to joining Vallon, she most recently served as the Controller and Executive Director, Global Financial Reporting at OptiNose, Inc. from 2016 to 2021. Over the course of her career, she has held Senior Vice President of Finance, Controller and Chief Financial Officer positions in private and public companies such as Flower Orthopedics from 2013 to 2016, Iroko Pharmaceuticals, LLC in 2013, and Genaera Corporation from 2002 to 2009. Ms. Kelly received her undergraduate degree in business economics with a concentration in accounting from Lehigh University, and is a licensed CPA (inactive status) in the state of Pennsylvania.

Vipin Kumar Chaturvedi, Ph.D.
Dr. Chaturvedi co-founded GRI in 2009 and, since its inception, has served as a member of its board of directors and as Chairman of its scientific advisory board. Dr. Chaturvedi served as GRI’s Chief Scientific Officer from 2009 to 2017 and reassumed the role in 2022. Dr. Chaturvedi has served as a Professor of Medicine, Laboratory of Immune Regulation at the University of California, San Diego since April 2015. In 2015, Dr. Chaturvedi co-founded Simomics, UK, a simulation software company and served as a non-executive director from 2015 to July 2022. Additionally, Dr. Chaturvedi has served on the board of directors of Vidur Discoveries, LLC, a consulting company, since 2009. Dr. Chaturvedi obtained his undergraduate degree in biology from the Kanpur University, India, his masters in biochemistry, molecular biology and immunology from the Institute of Medical Education & Research, India, and his Ph.D. in biochemistry from the Indian Institute of Science, India.
Albert Agro, Ph.D.
Dr. Agro co-founded GRI in 2009 and has served as a consultant to GRI with the title Chief Medical Officer since August 2017. Dr. Agro has served as President and Chief Executive Officer of Columbia Therapeutics Inc. since April 2021 and has over 20 years of experience in the biotechnology and pharmaceutical industries having held several senior clinical and development positions, including Chief Executive Officer of Sublimity Therapeutics Inc. from March 2018 to April 2021 and Chief Medical Officer at Cynapsus from June 2012 to September 2016. Additionally, Dr. Agro currently serves as an assistant professor in the Department of Pathology and Molecular Medicine at McMaster University. Dr. Agro received in Ph.D. in immunology from the Department of Medicine at McMaster University.
Non-Employee Directors
David Szekeres
Mr. Szekeres has more than two decades of experience in the global life sciences industry as a finance and business development executive, deal maker, legal counsel and board member. Mr. Szekeres joined Heron Therpeutics, Inc. in March 2016 and serves as Chief Operating Officer and Head of Finance. Prior to this, he served as Chief Business Officer, Principal Financial Officer and General Counsel at Regulus Therapeutics Inc. from 2014 to 2016. Mr. Szekeres also served as head of Mergers and Acquisitions, Securities and Governance, at Life Technologies Corporation from 2008 through its acquisition by Thermo Fisher Scientific in February 2014. Mr. Szekeres served as corporate attorney at a number of law firms, including Latham & Watkins LLP from 2006 to 2008. Mr. Szekeres currently serves on Sanford Burnham Prebys’ board of directors. He served on the board of directors of Edico Genome Inc. from March 2014 until its acquisition by Illumina in 2018 and Patara Pharma from October 2014 until its acquisition by Roivant Sciences in 2018. Mr. Szekeres received his undergraduate degree in criminology, law and society from the University of California, Irvine and his J.D. from Duke University School of Law. We believe that Mr. Szekeres’s extensive experience as an executive and serving on other boards of directors in the biotechnology and bitotherapeutic industry qualifies him to serve as a member of our board of directors.
David Baker
Mr. Baker has served as Vallon’s President and Chief Executive Officer since January 15, 2019, and as a member of the board of directors from that time until August 23, 2019, and upon the consummation of the initial public offering of Vallon’s common stock on February 12, 2021, he was again appointed as a director. Prior to being appointed Vallon’s President and Chief Executive Officer, he served as a consultant to Vallon since January 15, 2018. He previously served as the Interim Chief Executive Officer and Chief Commercial Officer of Alcobra Ltd. (now known as Arcturus), where he oversaw the development of ADAIR. Prior to joining Alcobra Ltd., he worked at Shire Pharmaceuticals for 10 years, including as Vice President of Commercial Strategy and New Business in the Neuroscience Business Unit. In that role, Mr. Baker led the commercial assessment of neuroscience licensing opportunities, managed commercial efforts on pipeline CNS products, and led the long-term strategic planning process. Previously, he served as Global General Manager for Shire’s Vyvanse® where he led the launch of Vyvanse and led global expansion efforts including successful establishment of a partnership in Japan and launches in Canada and Brazil. Prior to that, Mr. Baker served as Vice President of Marketing for all of Shire’s ADHD products. From 1990 through 2004, Mr. Baker worked at Merck & Co., where he held positions of increasing responsibility in marketing, sales, market research, and business development. In addition to his knowledge and experience with CNS medications, Mr. Baker’s expertise includes therapeutics for osteoporosis, migraine, and hyperlipidemia. He has been directly involved with the marketing of five medications with annual sales in excess of $1.0 billion each. Mr. Baker graduated Magna Cum Laude with a bachelor’s degree in Economics and Computer Science from Duke University. He earned a Master of Business Administration in Marketing from Duke’s Fuqua School of Business. Mr. Baker also serves on the board of directors of Benchworks, Inc., a private healthcare advertising agency.
Family Relationships
There are no family relationships among any of the above directors.
Composition of the Board of Directors Following the Merger
The Vallon Board is currently divided into three staggered classes, with each class serving a three-year term. The staggered structure of the Vallon Board will remain in place for the combined company’s board of directors following the completion of the Merger. The terms of the combined company’s Class I, Class II, and Class III directors will expire upon the election and qualification of successor directors at the annual meetings of stockholders to be held in 2023, 2024, and 2025, respectively. Following the closing of the Merger, the combined company’s directors will be divided among the three classes.
Independence of the Board of Directors
Under the Nasdaq listing standards, a majority of the members of the combined company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. The Vallon Board affirmatively determined that all of the presently expected directors, except for Mr. Baker and Dr. Hertz, are independent directors within the meaning of the applicable Nasdaq listing standards. GRI plans to designate two additional independent directors prior to the Merger. A majority of the members of the board of the combined company and all members of the combined company’s audit committee, compensation committee, and nominating and corporate governance committee will be independent directors under the applicable Nasdaq listing standards.
Board Leadership
The combined company’s board of directors will be responsible for the control and direction of the combined company. At present, the Board has elected to separate the positions of Chairman and Chief Executive Officer. Dr. Hertz will serve as Chief Executive Officer of the combined company and as a member of the combined company’s board of directors. Mr. Szekeres will serve as the Chairman of the combined company’s board of directors. The GRI Board and Vallon Board believe that this structure will serve the combined company well by maintaining a link between management, through Dr. Hertz’s membership on the combined company’s board of directors, and the non-executive directors led by Mr. Szekeres in his role as a non-executive Chairman.
Board Composition and Diversity
On August 6, 2021, the SEC approved amendments to the Listing Rules of The Nasdaq Stock Market related to board diversity. This New Listing Rule 5605(f) requires smaller reporting companies to have, or explain why it does not have, at least two members of its board of directors who are diverse, as defined under said rule, including at least one director who self-identifies as female. The second diverse director may include an individual who self-identifies as one or more of the following: female, LGBTQ+, or an Underrepresented Minority (as defined under Nasdaq Rule 5605(f)(1)).
Of those members selected to date, none of members of the combined company’s board of directors self-identified as female, none of the members of the combined company’s board of directors self-identified as LGBTQ+, and none of the members of the combined company’s board of directors self-identified as an Underrepresented Minority. GRI believes the board of directors will meet the diversity objectives of Nasdaq Listing Rule 5605(f), following the appointment of the additional directors, subject to the phase-in under Nasdaq Listing

Rule 5605(f)(A), and the following table includes information on the diversity of the combined company’s board of directors based upon information voluntarily provided by each director.

Board Diversity Matrix (As of January 15, 2023)
Total Number of Directors: 5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	—	3	—	—
Part II: Demographic Background
African American or Black	—	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	—	3	—	—
Two or More Races of Ethnicities	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	—	—	—
Committees of the Combined Company’s Board of Directors
After completion of the Merger, the combined company’s board of directors will have an audit committee, a compensation committee, and a nominating and corporate governance committee substantially similar to the current committees in existence for Vallon described below. The board of directors of the combined company may establish other committees from time to time.
Audit Committee
The audit committee assists the board of directors with its oversight of the integrity of the financial statements; the compliance with legal and regulatory requirements; the qualifications, independence and performance of the independent registered public accounting firm; the design and implementation of the financial risk assessment and risk management. Among other things, the audit committee is responsible for reviewing and discussing with management the adequacy and effectiveness of disclosure controls and procedures. The audit committee also discusses with management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of the financial statements, and the results of the audit, quarterly reviews of the financial statements and, as appropriate, initiates inquiries into certain aspects of the financial affairs.
The audit committee is responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by employees of concerns regarding questionable accounting or auditing matters. In addition, the audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm. The audit committee has sole authority to approve the hiring and discharging of the independent registered public accounting firm, all audit engagement terms and fees and all permissible non-audit engagements with the independent auditor. The audit committee reviews and oversees all related person transactions in accordance with policies and procedures.
The audit committee of the combined company is expected to retain these responsibilities following completion of the Merger.
In connection with the closing of the Merger, the combined company’s board of directors is expected to select members of the audit committee. Vallon and GRI expect that, after the completion of the Merger, the composition of the audit committee of the combined company will meet the requirements for independence under the current Nasdaq and SEC rules and regulations and that each member will be financially literate. Vallon and GRI also expect that the audit committee of the combined company will have one member qualifying as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act.
Compensation Committee
The compensation committee assists the board of directors with its oversight of the forms and amount of compensation for executive officers (including officers reporting under Section 16 of the Exchange Act), the administration of equity and non-equity incentive plans for employees and other service providers and certain other matters related to compensation programs. The compensation committee, among other responsibilities, evaluates the performance of the chief executive officer and, in consultation with him, evaluates the performance of other executive officers (including officers reporting under Section 16 of the Exchange Act).
The compensation committee of the combined company is expected to retain these responsibilities following completion of the Merger. In connection with the closing of the Merger, the combined company's board of directors is expected to select members of the compensation committee. Vallon and GRI expect that, after the completion of the Merger, the composition of the compensation committee will meet the requirements for independence under the current Nasdaq and SEC rules and regulations. Each member of the compensation committee of the combined company is also expected to be a “non-employee” director within the meaning of Rule 16b-3 promulgated under the Exchange Act.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee assists the board of directors with its oversight of and identification of individuals qualified to become members of the board of directors, consistent with criteria approved by the board of directors, and selects, or recommends that the board of directors selects, director nominees; develops and recommends to the board of directors a set of corporate governance guidelines; oversees the evaluation of the board of directors; and reviews the environmental, safety, sustainability and corporate social responsibility policies, objectives and practices on a periodic basis.
The nominating and corporate governance committee of the combined company is expected to retain these responsibilities following completion of the Merger. In connection with the closing of the Merger, the combined company’s board of directors is expected to select members of the nominating and corporate governance committee. Vallon and GRI expect that, after the completion of the merger, the composition of the nominating and corporate governance committee will meet the requirements for independence under the current Nasdaq and SEC rules and regulations.
The board of directors of the combined company may from time to time establish other committees.
Compensation Committee Interlocks and Insider Participation
It is expected that none of the proposed executive officers of the combined company will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the Merger.
Director and Officer Liability and Indemnification
The combined company purchased directors’ and officers’ liability insurance and will enter into indemnification agreements with each of its directors and executive officers. The indemnification agreements and the combined company’s certificate of incorporation and bylaws will require it to indemnify the directors and officers to the fullest extent permitted by Delaware law.
Code of Business Conduct and Ethics
Vallon has adopted a written Code of Business Conduct and Ethics (the “Code of Conduct”) applicable to all of its employees, executive officers and directors. The Code of Conduct covers fundamental ethical and compliance-

related principles and practices such as accurate accounting records and financial reporting, avoiding conflicts of interest, the protection and use of its property and information and compliance with legal and regulatory requirements. Its Code of Conduct is available on the “Investors — Corporate Governance” section of Vallon’s website at www.vallon-pharma.com. The combined company expects to retain this Code of Conduct following the merger.
The nominating and corporate governance committee of the combined company will be responsible for overseeing the Code of Conduct and approving any waivers of the Code of Conduct for employees, executive officers or director and will disclose any future amendments to, or waivers from, its Code of Conduct within four business days of the waiver or amendment through a posting on its website.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION OF GRI
For the year ended December 31, 2022, GRI’s named executive officer was W. Marc Hertz, Ph.D., President and Chief Executive Officer. None of GRI’s other executive officers received more than $100,000 in total compensation for the years ended December 31, 2022.
This section provides an overview of GRI’s executive compensation, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.
Summary Compensation Table
The following table sets forth information concerning the compensation of GRI’s executive officer for the years ended December 31, 2022 and 2021 who received total compensation in excess of $100,000 for these periods.

Name and Principal Position	Year	Salary ($)		Stock Awards ($)	Total ($)
W. Marc Hertz, Ph.D., President and Chief Executive Officer	2022	343,750	(1)	—	343,750
	2021	375,000	(2)	—	375,000
__________________
(1)Consists of (i) $68,500 of salary paid in cash and (ii) $275,250 of salary earned in 2022 and foregone at the election of Dr. Hertz and paid in the form of 275,250 restricted shares of GRI Common Stock of a total of 369,003 restricted shares of GRI Common Stock issued on December 7, 2022 in lieu of an aggregate of $369,003 of salary earned from March 31, 2021 through September 30, 2022 and foregone at the election of Dr. Hertz. The amount included for restricted stock awards represents represent the aggregate grant date fair value for such stock awards computed in accordance with FASB ASC Topic 718. The shares vest upon the earliest to occur of completion of a change of control of GRI, the expiration of a lock-up period following GRI’s initial public offering, or the executive officer’s death, disability or termination of employment or other service to GRI by GRI or its shareholders other than for cause or for performance reasons.
(2)Consists of (i) $249,996 of salary paid in cash and (ii) $125,004 of salary earned in 2021 and foregone at the election of Dr. Hertz and paid in the form of (x) 24,039 restricted shares of GRI Common Stock of a total of 334,790 restricted shares of GRI Common Stock issued on March 31, 2021 in lieu of an aggregate of $685,228 of salary earned from January 1, 2016 through March 31, 2021 and foregone at the election of Dr. Hertz and (y) 93,753 restricted shares of GRI Common Stock of a total of 369,003 restricted shares of GRI Common Stock issued on December 7, 2022 in lieu of an aggregate of $369,003 of salary earned from March 31, 2021 through September 30, 2022 and foregone at the election of Dr. Hertz. The amounts included for restricted stock awards represent the aggregate grant date fair value for such stock awards computed in accordance with FASB ASC Topic 718. The shares vest upon the earliest to occur of completion of a change of control of GRI, the expiration of a lock-up period following GRI’s initial public offering, or the executive officer’s death, disability or termination of employment or other service to GRI by GRI or its shareholders other than for cause or for performance reasons.
Narrative Disclosure to Summary Compensation Table
W. Marc Hertz, Ph.D.
Dr. Hertz is employed by GRI as its president and chief executive officer on a full time basis and is not subject to a formal employment agreement. He currently receives an annual base salary of $375,000 per year and equity and bonus awards in the discretion of the GRI Board. GRI expects to enter into an employment agreement with Dr. Hertz prior to the Merger. The parties are currently negotiating the terms of this agreement.
Other Executive Officers
Mr. Edwards did not receive more than $100,000 in total compensation for the fiscal year ending December 31, 2022. Mr. Edwards was employed by GRI on a part-time basis in the years 2022 and 2021. On May 30, 2022, Mr. Edwards resigned as Chief Operating Officer of GRI, effective as of the same date, and is no longer an employee of GRI. Mr. Edwards did not have a written employment agreement with the Company. Since his termination of employment, Mr. Edwards has provided general advisory and consulting services to GRI in exchange for the continuation of vesting of his equity awards.
Dr. Agro and Dr. Chaturvedi did not receive more than $100,000 in total compensation for the fiscal years ending December 31, 2022 and December 31, 2021, and are not presently party to formal employment or consulting agreements with GRI. Prior to the Merger, GRI expects to enter into an employment agreement with Dr. Chaturvedi and into a consulting agreement with Dr. Agro. The parties are currently negotiating the terms of these agreements.

Potential Payments Upon Termination or Change of Control
GRI expects to pay each of Dr. Hertz and Mr. Edwards a bonus of $250,000 in connection with the closing of the Merger.
On March 31, 2021, Dr. Hertz and Mr. Edwards were each granted 334,790 restricted shares of GRI Common Stock and 309,853 restricted shares of GRI Common Stock, respectively, and on December 7, 2022, Dr. Hertz and Mr. Edwards were each granted 369,003 restricted shares of GRI Common Stock and 47,997 restricted shares of GRI Common Stock, respectively.
The restricted shares will vest upon the earliest to occur of completion of a change of control (as defined in the restricted stock agreements) of GRI, the expiration of a lock-up period following GRI’s initial public offering, or such executive officer’s death, disability or termination of employment or other service to GRI by GRI or its shareholders other than for cause or for performance reasons (as defined in the restricted stock agreements). In the event that Dr. Hertz’s service to GRI terminates, he is entitled to receive amounts earned during his term of service, including unpaid salary and unused vacation, as applicable.
Mr. Edwards was not entitled to and did not receive severance benefits in connection with his termination.
Outstanding Equity Awards at 2022 Fiscal Year-End
The following table shows grants of stock options and grants of unvested stock awards outstanding on the last day of the fiscal year ended December 31,2022 to each of GRI’s named executive officer.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)
W. Marc Hertz, Ph.D., President and Chief Executive Officer	369,003	(1)	—
	334,790	(2)	—
	1,104,000	(3)	—
__________________
(1)The shares vest upon the earliest to occur of completion of a change of control of GRI, the expiration of a lock-up period following GRI’s initial public offering, or Dr. Hertz’s death, disability or termination of employment or other service to GRI by GRI or its shareholders other than for cause or for performance reasons. The completion of the Merger will not be a change of control.
(2)Represents 369,003 restricted shares of GRI Common Stock granted on December 7, 2022.
(3)Represents 334,790 restricted shares of GRI Common Stock granted on March 31, 2021.
(4)Represents 1,104,000 restricted shares of GRI Common Stock granted on April 2, 2015.
Pension Benefits
GRI does not have any qualified or non-qualified defined benefit plans.
Nonqualified Deferred Compensation
GRI does not have any nonqualified defined contribution plans or other deferred compensation plan.
Director Compensation
Directors who are employed by GRI are not compensated for their service on GRI’s Board. GRI currently has no formal arrangements under which directors receive compensation for their service on GRI’s Board.
As of December 31, 2022, Mr. Yakatan held vested options to purchase 136,707 shares of GRI Common Stock that were granted in 2016.

Description of GRI’s 2015 Equity Incentive Plan
The 2015 Plan was approved GRI’s stockholders on July 10, 2015 and is administered by GRI’s Board or a committee designated by GRI’s Board. The 2015 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, and other stock-based awards to GRI’s employees, directors, consultants, and advisors. The purpose of the 2015 Plan is to advance the interests of GRI by providing officers, employees, directors, consultants and certain other persons with opportunities to participate in the ownership of GRI and its future growth. Under the terms of the 2015 Plan, GRI initially reserved 2,689,900 shares of GRI Common Stock and currently reserves 4,689,900 shares of GRI Common Stock. The 2015 Plan further authorizes the administrator to amend the exercise price and terms of certain awards thereunder.

EXECUTIVE COMPENSATION OF VALLON
All references in this section to “Vallon,” the “Company,” “we,” “us,” or ”our” mean Vallon Pharmaceuticals, Inc., unless stated otherwise or the context otherwise indicates.”
Vallon’s named executive officers for the year ended December 31, 2022 are:
•David Baker, our Chief Executive Officer;
•Leanne Kelly, our Chief Financial Officer; and
•Penny Toren, our former Senior Vice President, Regulatory Affairs & Project Management.
On April 19, 2022, Penny Toren’s position as Senior Vice President, Regulatory Affairs & Project Management was eliminated as part of our effort to streamline our operations and preserve our capital and cash resources.
As an emerging growth company, we are required to disclose the compensation earned by or paid to our named executive officers for the last two completed fiscal years.
Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Compensation ($)(3)	All Other Compensation ($)		Total ($)
David Baker	2022	417,266	—	251,494	210,000	24,183	(4)	902,944
President and Chief Executive Officer	2021	391,553	—	259,136	150,000	26,191	(4)	826,880
Leanne M. Kelly	2022	283,893	—	210,428	149,888	8,400	(5)	652,609
Chief Financial Officer	2021	177,604	—	259,136	55,772	6,347	(5)	498,859
Penny S. Toren(6)	2022	82,437	—	84,171	—	131,729	(5)(7)	298,337
Former Senior Vice President, Regulatory Affairs & Program Management	2021	256,871	—	64,784	30,174	7,544	(5)	359,373
__________________
(1)The amounts in this column represent the aggregate grant date fair value of the restricted stock units (RSUs) calculated in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value that may be realized by the executive in connection with the option awards.The assumptions made in valuing the option awards reported in this column are described in Vallon’s audited financial statements (Note 3. Summary of Significant Accounting Policies - Stock-based compensation and Note 11. Stock-based Compensation) included in our Annual Report on Form 10-K for the year-ended December 31, 2021, as filed with the SEC. In accordance with SEC rules, the grant date fair value of any award subject to a performance condition is based upon the probable outcome of the performance conditions. RSU awards with performance conditions that have been deemed not probable of achievement as of the grant date have not been included in this column as no compensation expense has been recognized under ASC Topic 718 during the year ended December 31, 2022. The grant date fair value of such excluded RSUs with performance conditions, assuming achievement of the highest level of performance conditions, is $41,640 for each of Mr. Baker and Ms. Kelly. No RSUs were granted to Ms. Toren.
(2)Reflects the aggregate grant date fair value of stock options granted during the fiscal year calculated in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value that may be realized by the executive in connection with the option awards.The assumptions made in valuing the option awards reported in this column are described in Vallon’s audited financial statements (Note 3. Summary of Significant Accounting Policies - Stock-based compensation and Note 11. Stock-based Compensation) included in our Annual Report on Form 10-K for the year-ended December 31, 2021, as filed with the SEC.
(3)The amounts in this column represent performance bonuses earned by the named executive officers in the year shown based upon the achievement of pre-established performance objectives. See "Executive Compensation of Vallon - Elements of Compensation - Non-Equity Incentive Plan Compensation" below.
(4)The amounts reflect matching contributions to the named executive officer’s account under Vallon’s SIMPLE IRA plan, an auto allowance and amounts paid with respect to short and long-term disability and life insurance for the benefit of the named executive officer. The amounts reflect SIMPLE IRA matching contribution of $10,200 and $12,000 for 2022 and 2021, respectively; an auto allowance of $6,000 in both 2022 and 2021, and insurance benefits of $7,983 in both 2022 and 2021.
(5)The amounts reflect matching contributions to the named executive officers’ accounts under our SIMPLE IRA plan.
(6)On April 19, 2022, Penny S. Toren's position as Senior Vice President, Regulatory Affairs & Project Management of Vallon was eliminated, effective immediately.
(7)Amounts include severance payments of $129,500 as a result of the elimination of the named executive officer’s position on April 19, 2022.

Elements of Compensation
2022 Base Salaries
Effective as of March 1, 2022, Mr. Baker’s annual salary was increased to $420,000, Ms. Kelly’s salary was increased to $285,500 and Ms. Toren’s annual salary was increased to $259,000.
Non-Equity Incentive Plan Compensation
Each of our named executive officers is eligible to receive an annual performance bonus based on the achievement of corporate and personal objectives as determined by our board of directors or compensation committee. Each executive officer is assigned a target bonus expressed as a percentage of base salary. For 2022, the target bonus opportunities for Mr. Baker and Ms. Kelly, expressed as a percentage of base salary, were 50%,and 35% , respectively. Actual performance bonus payments depend on the extent to which we achieve pre-established corporate objectives for the year, along with an overall assessment of each officer’s personal performance, as determined by our board of directors or compensation committee. For 2022, the corporate objectives, consisted primarily of: (i) fundraising; (ii) exploration of strategic alternatives; (iii) opening and IND for ADMIR; (iv) execution of key non-clinical studies; and (v) manufacture of ADAIR. Based on the results of the SEAL Study, reported in March 2022, these corporate objectives were revised to focus on cash preservation and strategic alternatives. .In the first quarter of 2023, our compensation committee assessed our level of achievement of these objectives. Based on this assessment, our compensation committee determined that our performance relative to the corporate objectives warranted a payout of 100% of the target bonus opportunity, subject to adjustments for personal performance. Actual bonus amounts earned with respect to 2022 are reflected in the "Non-Equity Incentive Compensation" column of the Summary Compensation Table above. As a result of the elimination of her position, Ms.Toren did not earn a bonus in 2022.
In addition to annual performance bonuses, in December 2022, each of Mr. Baker and Ms. Kelly were granted a bonus of $75,000 to be paid upon the closing of the Merger subject to the executive’s continued employment at the date of closing.
Option Awards and Restricted Stock Units Granted During 2022
On February 15, 2022, each of Mr. Baker, Ms. Kelly and Ms. Toren was granted a non-qualified stock option to purchase 61,000, 50,000 and 20,000 shares of our common stock, respectively, with an exercise price of $5.63 per share, which was equal to the closing price of our common stock on the date of grant. Subject to the executive’s continued employment on each applicable vesting date, 25% of the shares underlying these options vest on February 15, 2023, with the remainder vesting in equal quarterly installments thereafter through February 15, 2026. As a result of the elimination of her position, Ms.Toren’s 2022 option grant was forfeited.
On May 16, 2022, Mr. Baker and Ms. Kelly were each granted 75,000 restricted stock units of our common stock. Vesting of the restricted stock units was subject to the achievement of certain milestones. In December 2022, the restricted stock units granted to Mr. Baker and Ms. Kelly were cancelled.
Qualified Retirement Plan
We offer our employees, including our named executive officers, retirement and certain other benefits, including participation in the tax-qualified SIMPLE IRA retirement plan sponsored by the Company in the same manner as all of our other employees. Pursuant to the SIMPLE IRA program, employees are eligible to contribute to an individual SIMPLE IRA account on a tax-deferred basis. If an employee participates in the SIMPLE IRA plan, we make a matching contribution to the employee’s SIMPLE IRA account in an amount up to 3% of the employee’s base salary (subject to applicable IRS compensation limits). In 2022, Mr. Baker, Ms. Kelly and Ms. Toren contributed to the SIMPLE IRA and received a related matching contribution. Participants are fully vested in both their own contribution and the matching contributions at all times.
We do not maintain any deferred compensation, pension, or profit-sharing plans.

Employment Agreements
We have entered into an employment agreement with each of our named executive officers. The employment agreements provide that the executive will receive a base salary and be eligible to receive an annual cash bonus contingent upon the attainment of certain company milestones and/or individual objectives. Pursuant to the employment agreements, each executive's base salary and target bonus will be reviewed periodically by our compensation committee or board of directors. The employment agreements also provide for certain termination benefits, which are described below in the section entitled “Potential Payments Upon a Termination or Change in Control.”
Our named executive officers are also entitled to participate in all of our retirement and group welfare plans available to our senior level executives as a group or our employees generally, subject to the terms and conditions applicable to such plans. Further, each such executive's employment agreement contains restrictive covenants relating to non-disclosure of confidential information, mutual non-disparagement, assignment of inventions, non-competition and non-solicitation provisions.
Potential Payments Upon a Termination or Change in Control
David Baker
Pursuant to his employment agreement with us, if Mr. Baker’s employment were terminated by us without cause or terminated by Mr. Baker for good reason, in either case not in connection with a change in control, then Mr. Baker is entitled to the following severance benefits:
•continued base salary for a period of 12 months, plus a pro-rated bonus for the year of termination, based on actual performance results for the entire year, and provided he was employed for at least six months during that year; and
•subsidized premiums for COBRA continuation coverage for a period of 12 months (or such earlier date that he obtains alternative coverage).
Pursuant to his employment agreement with us, if Mr. Baker’s employment were terminated by us without cause or terminated by Mr. Baker for good reason, in either case withing the one-year period following a change in control, then Mr. Baker would be entitled to the following severance benefits:
•continued base salary for a period of 18 months, plus a lump sum payment equal to 150% of his target bonus, without proration, for the fiscal year of termination;
•subsidized premiums for COBRA continuation coverage for a period of 18 months (or such earlier date that he obtains alternative coverage); and
•accelerated vesting of all outstanding stock-based awards held by the executive as of the date of termination, with any performance awards deemed satisfied at the “target” performance level, and any stock options remaining outstanding for their full term.
Leanne Kelly
Pursuant to her employment agreement with us, if Ms. Kelly’s employment were terminated by us without cause or terminated by Ms. Kelly for good reason, in either case not in connection with a change in control, then Ms. Kelly would be entitled to the following severance benefits:
•continued base salary for a period of nine months, plus a pro-rated bonus for the year of termination, based on actual performance results for the entire year, and provided she was employed for at least six months during that year; and
•subsidized premiums for COBRA continuation coverage for a period of nine months (or such earlier date that she obtains alternative coverage).

Pursuant to her employment agreement with us, if Ms.Kelly’s employment were terminated by us without cause or terminated by Ms. Kelly for good reason, in either case within the one-year period following a change in control transaction, then Ms. Kelly would be entitled to the following severance benefits:
•continued base salary for a period of 12 months, plus a lump sum payment equal to 100% of her target bonus, without proration, for the fiscal year of termination;
•subsidized premiums for COBRA continuation coverage for a period of 12 months (or such earlier date that she obtains alternative coverage); and
•accelerated vesting of all outstanding stock-based awards held by the executive as of the date of termination, with any performance awards deemed satisfied at the “target” performance level, and any stock options remaining outstanding for their full term.
Penny Toren
Pursuant to her employment agreement with us, if Ms. Toren’s employment were terminated by us without cause or terminated by Ms. Toren for good reason, then Ms. Toren would be entitled to continued base salary for six months. Ms. Toren’s employment was terminated without cause on April 19, 2022, and she therefore was entitled to receive this severance payment on the terms, and subject to the conditions, of her employment.
Outstanding Equity Awards at Fiscal Year-End
Stock and Stock Option Awards
The following table sets forth information concerning the outstanding equity awards for each of our named executive officers as of December 31, 2022. All equity awards granted to our named executive officers were made pursuant to our 2018 Equity Incentive Plan.

	Option Awards(6)							Stock Awards(6)
Name	Number of Securities Underlying Unexercised, Options (#) Exercisable	Number of Securities Underlying Unexercised, Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
David Baker	46,875	—		—		1.84	10/1/2028
	61,250	—		—		2.20	2/5/2029
	—	—		37,500	(1)	4.72	5/22/2030
	37,500	62,500	(2)	—		3.66	5/14/2031
	—	61,000	(3)	—		5.63	2/15/2032	—	(5)	—
Leanne Kelly	26,250	43,750	(4)	30,000	(4)	3.66	5/14/2031
	—	50,000	(3)	—		5.63	2/15/2032	—	(5)	—
__________________
(1)The stock option award will vest upon satisfaction of certain performance milestones.
(2)The stock options award will vest 25% on the first anniversary of the vesting start date (May 14, 2021) and 6.25% (1/16th of such shares) for each subsequent full quarter that the executive remains employed with Vallon.
(3)The stock options award will vest 25% on the first anniversary of the vesting start date (February 15, 2022) and 6.25% (1/16th of such shares) for each subsequent full quarter that the executive remains employed with Vallon.
(4)70% of the stock option award will vest 25% on the first anniversary of the vesting start date (May 14, 2021) and 6.25% (1/16th of such shares) for each subsequent full quarter that the executive remains employed with us. The remaining 30% of the stock option award will vest upon the satisfaction of certain performance milestones.
(5)On May 16, 2022, Mr. Baker and Ms. Kelly were each granted 75,000 restricted stock units of our common stock. Vesting of the restricted stock units was subject to the achievement of certain milestones. In December 2022, the restricted stock units granted to Mr. Baker and Ms. Kelly were cancelled.
(6)Penny S. Toren’s position was eliminated on April 19,2022 and all outstanding stock option awards were forfeited. Ms. Toren had no outstanding option or stock awards as of December 31, 2022.

Director Compensation and Compensation Table
Vallon’s director compensation program is designed to enhance its ability to attract and retain highly qualified directors and to align their interests with the long-term interests of Vallon’s stockholders. The program generally includes a cash component, which is designed to compensate non-employee directors for their service on Vallon’s Board of Directors and an equity component, which is designed to align the interests of non-employee directors and stockholders. Directors who are employees of the Company receive no additional compensation for their service on Vallon’s board of directors.
The compensation committee annually reviews compensation paid to our non-employee directors and makes recommendations for adjustments, as appropriate, to the full Board of Directors. As part of this annual review, the compensation committee considers the significant time commitment and skill level required by each non-employee director in serving on our Board of Directors and its various committees. The compensation committee seeks to maintain a market competitive director compensation program and benchmarks our director compensation program against those maintained by our peer group.
In January 2022, and effective as of July 1, 2022, the Board of Directors, upon recommendation of the compensation committee, increased the annual retainer for each non-employee director to $30,000, increased the annual retainer for the chair of the audit committee to $15,000, and provided an annual retainer for the chair of the compensation committee of $10,000 and for the chair of the nominating and corporate governance committee of $5,000. In addition, the director serving as chairperson of the board as of July 1 of any calendar year will be automatically granted a restricted stock unit award with a value of $20,000. The number of restricted stock units granted will be based on the average closing per-share price of the Company’s common stock for the 30 trading days immediately preceding the date of grant and shall vest in equal quarterly installments over one year. Non-employee directors who are first appointed or elected to the Board will receive an initial stock option grant to purchase 15,000 shares, which generally will vest in quarterly installments over two years. A non-employee director who (i) is serving on the Board as of the date of any annual meeting of our stockholders after July 2, 2022 and has been serving as a non-employee director for at least six months as of the date of such meeting, and (ii) will continue to serve as a non-employee director immediately following such meeting, shall be automatically granted an option grant to purchase 7,500 shares on the date of such annual meeting, which generally will vest in quarterly installments over one year. Non-employee directors generally may elect to receive the $30,000 annual retainer in an award of a stock option in lieu of cash.
The following table provides information on compensation paid to our non-employee directors in 2022:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)		Option Awards ($)(2)(7)		Total ($)
Richard Ammer	15,123	—		3,005	(3)	18,129
Meenu Karson	25,205	—		83,687	(4)	108,893
Ofir Levi(5)	—	—		—		—
Joseph Payne	20,164	—		3,005	(3)	23,169
Marella Thorell	32,479	23,574	(6)	3,005	(3)	35,484
_________________
(1)The amounts in this column represent the aggregate grant date fair value of the RSUs calculated in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value that may be realized by the executive in connection with the option awards.The assumptions made in valuing the option awards reported in this column are described in Vallon’s audited financial statements (Note 3. Summary of Significant Accounting Policies - Stock-based compensation and Note 11. Stock-based Compensation) included in our Annual Report on Form 10-K for the year-ended December 31, 2021, as filed with the SEC.
(2)Reflects the aggregate grant date fair value of stock options granted during the fiscal year calculated in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value that may be realized by the executive in connection with the option awards. The assumptions made in valuing the option awards reported in this column are described in our audited financial statements (Note Note 3. Summary of Significant Accounting Policies - Stock-based compensation and Note 11. Stock-based Compensation) included in our Annual Report on Form 10-K for the year-ended December 31, 2021, as filed with the SEC.
(3)Options to purchase 7,500 shares of common stock were granted on June 9, 2022 and vest quarterly over a 12-month period.
(4)Options to purchase 15,000 shares of common stock were granted on February 23, 2022 which vest monthly over a 24-month period..
(5)Dr. Levi resigned from the Company’s Board of Directors on March 28, 2022.

(6)Includes 38,023 RSUs granted on July 1, 2022 which vest quarterly over a 12-month period. In December 2022, 28,517 unvested RSUs were cancelled.
(7)The following table shows the aggregate number of outstanding shares of common stock underlying outstanding option and stock awards held by our non-employee directors as of December 31, 2022:

Name	Outstanding Option Awards	Outstanding Stock Awards
Richard Ammer	32,704	—
Meenu Karson	15,000	—
Joseph Payne	36,786	—
Marella Thorell	22,500	—

RELATED PARTY TRANSACTIONS OF THE COMBINED COMPANY
Described below are all transactions occurring since January 1, 2021 and all currently proposed transactions to which either Vallon or GRI was a party and in which:
•The amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of the total assets of Vallon or GRI, as the case may be, at year-end for the last two completed fiscal years; and
•A director, executive officer, holder of more than 5% of the outstanding capital stock of Vallon or GRI, or any member of such person’s immediate family had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements that are described under the section titled “The Merger — Interests of the Vallon Directors and Executive Officers in the Merger” of this proxy statement/prospectus/information statement and “The Merger — Interests of the GRI Directors and Executive Officers in the Merger” of this proxy statement/prospectus/information statement.
Vallon Transactions
Medice
As of January 15, 2023, Medice, through its affiliated entity, Salmon Pharma, owns approximately 11.3% of Vallon’s issued and outstanding shares of common stock, and accordingly controls approximately 11.3% of Vallon’s voting power. On January 6, 2020, Vallon entered into a license agreement with Medice, which grants Medice an exclusive license, with the right to grant sublicenses, to develop, use, manufacture, market and sell ADAIR throughout Europe. Medice currently markets several ADHD products in Europe and is the ADHD market leader in Europe based on branded prescription market share. Medice is responsible for obtaining regulatory approval of ADAIR in the licensed territory. Under the license agreement, Medice paid Vallon a minimal upfront payment and will pay milestone payments of up to $6.3 million in the aggregate upon first obtaining regulatory approval to market and sell ADAIR in any country, territory or region in the licensed territory and upon achieving certain annual net sales thresholds.
2020 Voting Agreement
On December 30, 2020, Vallon entered into the 2020 Voting Agreement with Dov Malnik and Tomer Feingold, pursuant to which at every meeting of its stockholders and at every adjournment or postponement thereof, Messrs. Malnik and Feingold (in their capacity as stockholders) shall have the right to vote all common stock held by them collectively constituting no more than 9.99% of the total number of shares of common stock issued and outstanding as of the record date for voting on the matters presented at such meeting or taking action by written consent (“Share Voting Cap”). The common stock held or otherwise beneficially owned by Messrs. Malnik and Feingold in excess of the Share Voting Cap (“Excess Shares”) shall be voted at every meeting of the stockholders of Vallon, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders, in a manner that is proportionate to the manner in which all other holders of the issued and outstanding shares of Vallon common stock vote in respect of each matter presented at any such meeting and in respect of each action taken by written consent. Furthermore, each of Messrs. Malnik and Feingold executed an irrevocable proxy for the voting of the Excess Shares in accordance with the 2020 Voting Agreement. The 2020 Voting Agreement terminates on the earliest to occur of (i) the date following the effective date of the 2020 Voting Agreement on which Messrs. Malnik and Feingold’s collective beneficial ownership of Vallon common stock falls below 9.99%, (ii) the third anniversary of the effectiveness of Vallon’s registration statement relating to the IPO, or (iii) with respect to either Messrs. Malnik or Feingold, the date on which any proceeding before or brought by the SEC against such stockholder has been terminated or otherwise concluded. On May 17, 2022, the 2020 Voting Agreement terminated when Messrs. Malnik and Fiengold’s collective beneficial ownership of Vallon common stock fell below 9.99%.
2021 Convertible Note Financing
In January 2021, Vallon entered into a Convertible Promissory Note Purchase Agreement with certain existing stockholders, including Salmon Pharma, an affiliate of Medice, and David Baker, Vallon’s Chief Executive Officer, pursuant to which Vallon issued convertible promissory notes for cash proceeds of $350,000. The 2021 Convertible

Notes bore an interest rate of 7.0% per annum, non-compounding, and had a maturity date of September 30, 2021. The 2021 Convertible Notes were convertible into shares of Vallon capital stock offered to investors in any subsequent equity financing, or Qualified Financing, after the date of their issuance in which Vallon issued any of its equity securities and were convertible at a 20.0% discount to the price per share offered in such Qualified Financing.
On February 12, 2021, Vallon consummated the IPO of its common stock, which was considered a Qualified Financing. Accordingly, the 2021 Convertible Notes converted into an aggregate of 54,906 shares of Vallon common stock immediately prior to the closing of the IPO at a conversion price of $6.40 per share.
The following table sets forth the principal amounts under the 2021 Convertible Notes, acquired by 5% holders in the financing transaction described above, and the number of shares of common stock such 2021 Convertible Notes converted into in connection with the IPO.

Participants	Principal Amount under the Convertible Notes	Shares of Common Stock upon Conversion of Convertible Notes
Greater than 5% Stockholders(1)
SALMON Pharma GmbH(2)	$300,000	54,906
__________________
(1)Additional details regarding these stockholders and their equity holdings are provided in this report under the caption “Principal Stockholders.”
(2)Dr. Ammer is affiliated with Salmon Pharma.
Indemnification Agreements
Vallon has entered into indemnification agreements with each of its directors and officers. These agreements provide that Vallon will indemnify its directors, executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. Vallon will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and Vallon will indemnify its directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of Vallon or in furtherance of Vallon’s rights. Additionally, certain Vallon directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, Vallon has agreed in the indemnification agreements that its obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.
Vallon’s Policy for Approval of Related Party Transactions
Vallon’s written related party transactions policy states that its employees, officers and directors, and any members of the immediate family of and any entity affiliated with any of the foregoing persons are not permitted to enter into a material related party transaction with Vallon without the review and approval of Vallon’s Audit Committee. The policy provides that Vallon’s general counsel, or, if Vallon does not then have a general counsel, the principal executive, financial, or accounting officer (each a Designated Officer), must be notified of any request for Vallon to enter into a transaction with such parties in which the amount involved exceeds $120,000 as well as of the facts and circumstances of the proposed transaction. Should an employee of Vallon become aware of a related party transaction, regardless of whether such employee is a party to such transaction, such employee will report the related party transaction to the Designated Officer. The Designated Officer shall report such related party transaction to the Committee for review. In approving or rejecting any such proposal, Vallon’s Audit Committee considers the relevant facts and circumstances available and deemed relevant to the committee, including, but not limited to, (i) whether the transaction was undertaken in the ordinary course of business; (ii) whether the related party transaction was initiated by Vallon, a subsidiary, or the related party; (iii) whether the transaction with the related party is proposed to be, or was, entered into on terms no less favorable to the company than terms that could have been reached with an unrelated third party; (iv) the purpose of, and the potential benefits to Vallon of, the Related Party

Transaction; (v) the approximate dollar value of the amount involved in the related party transaction, particularly as it relates to the related party; (vi) the related party’s interest in the related party transaction; (vii) whether the related party transaction would impair the independence of an otherwise independent director; and (viii) any other information regarding the related party transaction or the related party that would be material to investors in light of the circumstances of the particular transaction.
GRI Transactions
TEP Convertible Promissory Note
In November 2018, GRI and TEP Biotech, LLC (“TEP”) entered into a convertible note and warrant purchase agreement pursuant to which TEP agreed to fund up to $5.0 million to GRI in exchange for a convertible promissory note (the “TEP Note”) and a warrant to purchase up to 675,000 shares of GRI Common Stock at an exercise price of $0.01 per share. The TEP Note was secured by GRI’s assets and accrues simple interest on the outstanding principal balance at a rate of 12% per annum. The total outstanding principal and accrued interest balance was initially due on the earlier of GRI’s next financing (as defined therein) and May 2, 2020 (the maturity date).
Amendments to TEP Note
In December 2019, GRI and TEP amended the TEP Note. In lieu of TEP funding the second $2.5 million tranche, TEP made a first additional advance of $0.5 million to GRI in exchange for a convertible promissory note, a warrant to purchase up to 461,725 shares of GRI Common Stock at an exercise price of $0.01 per share, and the assignment of GRI’s rights under a certain call option agreement. The call option agreement, which was entered into in 2015, provided GRI with the right to repurchase up to 1,050,000 shares of GRI Common Stock held by the counterparty for $1.00 per share at any time before April 1, 2025.
In July 2022, GRI and TEP further amended the TEP Note, and TEP agreed to make a third additional advance of $125,000 to GRI in exchange for a convertible promissory note and a warrant to purchase up to 31,250 shares of GRI Common Stock at an exercise price of $0.01 per share.
In July 2020, the TEP Note maturity date was extended to August 31, 2020, and in March 2021, TEP agreed to forbear on its available right to exercise remedies on account of GRI’s failure to pay the past due principal and accrued interest balance until October 31, 2021.
In May 2021, GRI and TEP further amended the TEP Note, and TEP agreed to make a second additional advance of $0.5 million to GRI in exchange for a convertible promissory note with separate, modified conversion options.
Conversion of TEP Note
In December 2022, in connection with the execution of the Merger Agreement, the TEP Note converted in full into 4,150,000 shares of GRI Common Stock pursuant to a conversion agreement executed by GRI and TEP. Upon conversion, TEP became a beneficial owner of more than 5% of GRI Common Stock.
GRI Policy for Approval of Related Person Transactions
While GRI does not have a formal written policy or procedure for the review, approval or ratification of related party transactions, the GRI Board reviews and considers the interests of its directors, executive officers and principal stockholders in its review and consideration of transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Combined Financial Statements
In December 2022, Vallon Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Vallon Pharmaceuticals, Inc (“Vallon”), Vallon and GRI Bio, Inc (“GRI”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement including approval of the transaction by Vallon’s stockholders, Merger Sub will merge with and into GRI, with GRI as surviving corporation of the merger and continuing as a wholly owned subsidiary of Vallon (the “Merger”). At the effective time of the Merger (the "Effective Date”), Vallon will change its name to GRI Bio, Inc.
Upon the Effective Date, each share of GRI common stock outstanding will be automatically converted into the right to receive a number of shares of Vallon common stock of Vallon equal to the exchange ratio described below, subject to adjustment for the proposed reverse stock split of Vallon common stock to be implemented prior to the consummation of the Merger as discussed in this proxy statement/prospectus/information statement (the “Reverse Split”). Vallon’s stockholders will continue to own and hold their then existing shares of Vallon common stock. Vallon will assume all outstanding and unexercised options and warrants to purchase shares of GRI common stock and such options and warrants will be converted into options and warrants to purchase shares of Vallon common stock, with the number of shares and exercise price being adjusted by the exchange ratio. Each GRI restricted stock award outstanding will be assumed by Vallon and will be converted into a restricted stock award of Vallon common stock, with the number of shares being adjusted by the exchange ratio. Under the exchange ratio formula in the Merger Agreement, the equity holders of GRI immediately prior to the consummation of the Merger (the “Closing”), including the Altium Growth Fund, LP (the “Investor”) in the Equity Financing (as defined below) are expected to own approximately between 83.0% to 96.7% of the aggregate number of outstanding shares of Vallon Common Stock immediately after the Closing, and the equity holders of Vallon immediately prior to the Closing are expected to own approximately between 17.0% to 3.3% of the aggregate number of outstanding shares of Vallon Common Stock immediately after the Closing, in each case as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Equity Financing but before giving effect to the issuance of the Series A-1, A-2, and T Warrants (as described below). These percentages assume that the net cash of Vallon is between negative $3.5 million and negative $2.5 million at the Closing. The exchange ratio may be adjusted based on Vallon’s net cash at Closing and/or any reduction to Vallon’s valuation required in order to meet the initial listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”).
In addition, in connection with the signing of the Merger Agreement on December 13, 2022, GRI entered into a securities purchase agreement (the “Bridge SPA”) with the Investor pursuant to which, among other things, GRI agreed to issue senior secured promissory notes (the “Bridge Notes”) in the aggregate principal amount of up to $3.33 million, in exchange for an aggregate purchase price of up to $2.5 million. Pursuant to the terms of the Bridge SPA, the Investor agreed to purchase the Bridge Notes in two closings: the first closing, for approximately $1.67 million in aggregate principal amount in exchange for an aggregate purchase price of approximately $1.25 million, occurred on December 14, 2022 and the second closing, for approximately $1.67 million in aggregate principal amount in exchange for an aggregate purchase price of approximately $1.25 million, is scheduled to close on the first business day following the date of the effectiveness of this proxy statement/prospectus/information statement. Upon funding of each closing under the Bridge SPA described above, the Investor will also receive warrants to purchase an aggregate of 1,252,490 shares of GRI Common Stock (the “Bridge Warrants”). As a result of the Merger, at the Effective Time, each Bridge Warrant will automatically be exchanged for warrants (the “Exchange Warrants”) to purchase that number of shares of Vallon Common Stock equal to 11,272,408 multiplied by the exchange ratio. The Exchange Warrants will be on substantively similar terms to the Bridge Warrants, and have an initial exercise price equal to 24% of the Closing Per Share Price (as defined in the Equity SPA, defined below). The exercise price of the Exchange Warrants will be subject to adjustment for splits and similar recapitalization events.
Also in connection with signing the Merger Agreement, on December 13, 2022, GRI, Vallon, and the Investor entered into a separate securities purchase agreement (the “Equity SPA”) pursuant to which, among other things, the Investor agreed to invest $12.25 million in cash and cancel any outstanding principal and interest on the Bridge Notes immediately prior to the Closing to fund the combined company following the Merger. In return, GRI will issue shares (the “Initial Shares”) of GRI Common Stock to the Investor equal to approximately 10.19% of the estimated Parent Fully Diluted Number (as defined in the Equity SPA). We refer to the transactions contemplated by the Equity SPA as the “Equity Financing” in this proxy statement/prospectus/information statement. The Equity Financing will close on the same date as the Closing.
In addition, Vallon will issue to the Investor (i) Series A-1 Warrants to purchase that number of shares of Vallon Common Stock equal to 500% of the Initial Shares, (ii) Series A-2 Warrants to purchase that number of shares of Vallon Common Stock equal to 450% of the Initial Shares, and (iii) Series T Warrants to purchase (x) that number of shares of Vallon Common Stock equal to approximately 320.9% of the Initial Shares and (y) upon exercise of the Series T Warrants, an additional amount of Series A-1 Warrants and Series A-2 Warrants, each to purchase that number of shares of Vallon Common Stock equal to approximately 320.9% of the Initial Shares (collectively, the “Equity Warrants”). The Equity Warrants will be issued on the 11th trading day following the closing of the Merger and will have an initial exercise price per share equal to 20% of the Closing Per Share Price (as defined in the Equity SPA) for the Series T Warrants, 22% of the Closing Per Share Price for the Series A-1 Warrants and Series A-1 Warrants issued upon exercise of the Series T Warrants and 24% of the Closing Per Share Price for the Series A-2 Warrants and Series A-2 Warrants issued upon exercise of the Series T Warrants. The Equity Warrants are exercisable at any time on or after the applicable issuance date. The Series A-1 Warrants have a term of 60 months from the date all shares underlying the Series A-1 Warrants are freely tradable and the Series A-2 Warrants and Series T Warrants have a term of 24 months from the date all shares underlying the Series A-2 Warrants and Series T Warrants, respectively, are freely tradable. Vallon may force the exercise of the Series T Warrants subject to the satisfaction of certain equity conditions. The Equity Warrants have a cashless exercise provision providing that if on any trading day following the earlier of (i) 240 days following the closing of the Merger or (ii) the deadline under the Registration Rights Agreement (as defined below) for having a registration statement registering the underlying Series A-2 warrant shares for resale declared effective (such earlier date, the “Trigger Date”), a registration statement covering the resale of the warrant shares that are the subject of an exercise notice is unavailable, such Equity Warrant may be exercised on a cashless basis and receive shares of common stock pursuant to the formula therein. The Series A-2 Warrants also have an alternate cashless exercise provision providing that if on any trading day following the Trigger Date, the weighted average price of the post-merger combined company’s common stock is less than 90% of the exercise price of the Series A-2 Warrants, then the holder of the Series A-2 Warrant may exercise the Series A-2 Warrants on a cashless basis and receive one share of common stock for each underlying Series A-2 Warrant share. The exercise price of the Series A-1 Warrants is subject to adjustment for certain dilutive issuances, and the exercise prices and number of shares issuable upon exercise of the Equity Warrants are subject to adjustment for reverse stock splits and similar recapitalization events. The Equity Warrants also contain certain rights with regard to asset distributions and fundamental transactions.
The following selected unaudited pro forma condensed combined financial data gives effect to the (i) Merger, (ii) the cancellation of the Bridge Notes, (iii) the Equity Financing after the issuance of the Equity Warrants and (iv) the full exercise of the Put Right (as defined below).
The Merger is accounted for as a reverse recapitalization under U.S. GAAP because the primary assets of Vallon are cash, cash equivalents, and short-term marketable securities. For accounting purposes, GRI has been determined to be the accounting acquirer based upon the terms of the Merger and other factors including: (i) the equity holders of GRI immediately prior to the Closing, including the Investor in the Equity Financing, are expected to own approximately between 83.0% to 96.7% of the aggregate number of outstanding shares of Vallon common stock immediately after the Closing, and the equity holders of Vallon immediately prior to the Closing are expected to own approximately between 17.0% to 3.3% of the aggregate number of outstanding shares of Vallon common stock immediately after the Closing, in each case as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Equity Financing but before giving effect to the issuance of the Equity Warrants (based on estimates made at the time of the execution of the Merger Agreement), (ii) GRI will hold the majority (4 out of 5) of board seats of the combined company, and (iii) GRI’s management will hold the majority of key positions in the management of the combined company.
The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X. The Vallon and GRI unaudited pro forma condensed combined balance sheet data assume that the Merger took place on September 30, 2022 and combines the Vallon and GRI historical balance sheets at

September 30, 2022. The Vallon and GRI unaudited pro forma condensed combined statements of operations data assume that the Merger took place as of January 1, 2021 and combines the historical results of Vallon and GRI for the nine months ended September 30, 2022 and the year ended December 31, 2021. The historical financial statements of Vallon and GRI, which are included in this proxy statement/prospectus/information statement, have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.
The unaudited pro forma condensed combined financial statements are based on the assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma condensed combined financial statements and pro forma adjustments have been prepared based on preliminary estimates of fair value of assets acquired and liabilities assumed. A final determination of these estimated fair values will be based on the actual net tangible assets of Vallon that exist as of the date of completion of the Merger. Differences between these preliminary estimates and the final fair value of assets and liabilities acquired may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of the amount of cash used by Vallon’s operations between the signing of the Merger Agreement and the closing of the Merger; the timing of the closing of the Merger; and other changes in Vallon’s assets and liabilities that occur prior to the completion of the Merger.
The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the Merger. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Vallon and GRI been a combined company during the specified period. The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the separate historical audited financial statements of Vallon and GRI for the year ended December 31, 2021 and the unaudited condensed financial statements of Vallon and GRI for the nine months ended September 30, 2022 included elsewhere in this proxy statement/prospectus/information statement.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2022
(in thousands)

	GRI Bio, Inc.	Vallon Pharmaceuticals, Inc.	Transaction Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$104	$4,732	$7,149	A	$11,985
Short-term marketable securities	—	419	—		419
Prepaid expenses and other current assets	13	418	—		431
Total current assets	117	5,569	7,149		12,835
Deposits	5	—	—		5
Property and equipment, net	1	—	—		1
Right of use assets – operating leases	79	—	—		79
Total assets	$202	$5,569	$7,149		$12,920

Liabilities Redeemable Common Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$134	$1,185	$—		$1,319
Accrued expenses	1,865	700	(1,819)	B	746
Operating lease liabilities	52		—		52
Warrant liability	—	225	—		225
Non-convertible promissory notes	110	—	(110)	D	—
Convertible promissory notes	3,595		(3,595)	C, F	—
Total current liabilities	5,756	2,110	(5,524)		2,342
Operating lease liabilities, noncurrent	28	—	—		28
Total liabilities	5,784	2,110	(5,524)		2,370
Redeemable common stock	124	—	(124)	E	—
Stockholders’ equity (deficit):
Common stock	228	1	(136)	C, F	93
Additional paid-in capital	10,293	30,802	(7,445)	C, F	33,650
Accumulated other comprehensive income (loss)	—	(1)	1	F	—
Accumulated deficit	(16,227)	(27,343)	20,377	F	(23,193)
Total stockholders’ equity (deficit)	(5,706)	3,459	12,797		10,550
Total liabilities and stockholders’ equity (deficit)	$202	$5,569	$7,149		$12,920
See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statements of Operations
For the Nine Months Ended September 30, 2022
(in thousands, except share and per share amounts)

	GRI Bio, Inc.	Vallon Pharmaceuticals, Inc.	Transaction Adjustments	Notes	Pro Forma Combined
Operating expenses:
Research and development	$181	$1,529	$—		$1,710
General administrative	391	4,014	—		4,405
Total operating expenses	572	5,543	—		6,115
Loss from operations	(572)	(5,543)	—		(6,115)
Non-operating income (expense):
Interest income (expense), net	(376)	—	376	G	—
Loss on warrant conversion	—	(388)	—		(388)
Change in fair value of warrant liability	—	490	—		490
Net loss	$(948)	$(5,441)	$376		$(6,013)

Net loss per share, basic and diluted	$(0.04)	$(0.59)			$(0.08)
Weighted average common shares outstanding, basic and diluted	23,921,619	9,219,869	43,995,261	H	77,136,749
See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statements of Operations
For the Year Ended December 31, 2021
(in thousands, except share and per share amounts)

	GRI Bio, Inc.	Vallon Pharmaceuticals, Inc.	Transaction Adjustments	Notes	Pro Forma Combined
Operating expenses:
Research and development	$249	$5,187	$—		$5,436
General and administrative	813	4,072	—		4,885
Total operating expenses	1,062	9,259	—		10,321
Loss from operations	(1,062)	(9,259)	—		(10,321)
Non‑operating income (expense):
Interest expense, net	(547)	(16)	547	G	(16)
Revaluation of derivative liability	—	(89)	—		(89)
Gain on extinguishment of PPP loan	50	—	—		50
Other income	—	61	—		61
Net loss	$(1,559)	$(9,303)	$547		$(10,315)

Net loss per share, basic and diluted	$(0.07)	$(1.42)			$(0.13)
Weighted average common shares outstanding, basic and diluted	23,885,088	6,541,097	46,645,689	H	77,071,874
See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.Description of Transactions
The Merger
In December 2022, Vallon Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Vallon Pharmaceuticals, Inc (“Vallon”), Vallon and GRI Bio, Inc (“GRI”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement including approval of the transaction by Vallon’s stockholders, Merger Sub will merge with and into GRI, with GRI as surviving corporation of the merger and continuing as a wholly owned subsidiary of Vallon (the “Merger”). At the effective time of the Merger (the "Effective Date”), Vallon will change its name to GRI Bio, Inc. As of September 30, 2022, the Vallon common stock is listed on the Nasdaq Capital Market under the symbol “VLON.”
At the Effective Time of the Merger, each outstanding share of GRI common stock (including shares of GRI common stock issued in connection with the Equity Financing (as defined below)) will be converted into the right to receive shares of Vallon common stock equal to the exchange ratio. Based on estimates made at the time of the Merger Agreement, the exchange ratio was initially estimated to be 1.7759 shares of Vallon common stock for each share of GRI common stock and is subject to adjustment based on Vallon’s net cash at Closing and any reduction to Vallon’s valuation required in order to meet the initial listing requirements of Nasdaq.
Vallon currently estimates, assuming for this purpose, a closing date of ____, 2023, that (i) it will have approximately negative $3.0 million in net cash immediately prior to Closing, (ii) the cash raised in the Equity Financing (not including any proceeds from the exercise of Equity Warrants) will be $14.6 million (including $2.5 million from the sale of Bridge Notes with aggregate principal amount of $3.33 million), (iii) the outstanding shares of Vallon common stock, Vallon Restricted Stock Units (RSUs), Vallon options and Vallon warrants as of the Closing will be equal to 14,227,189 and (iv) the outstanding shares of GRI common stock as of the Closing on a fully diluted and as‑converted basis will be equal to 39,119,179. Accordingly, it is currently estimated that the exchange ratio at closing will be 1.7759 and, based solely on such exchange ratio, at Closing: (a) GRI stockholders (including the shares of GRI Common Stock issued in the Equity Financing, but before giving effect to the issuance of the Series A-1, A-2, and T Warrants) are expected to own approximately 34.9% of the Fully Diluted closing Vallon Common Stock, (b) the shares of GRI common stock issued in the Equity Financing are expected to represent approximately 20.1% of the Fully Diluted Closing Vallon Common Stock, (c) the Vallon stockholders (excluding for this purpose certain out‑of‑the‑money Vallon options) are expected to own approximately 7.6% of the fully diluted Closing Vallon Common Stock and (d) approximately 37.4% would be held in escrow pursuant to the Equity Financing, in each case, subject to adjustment of the exchange ratio as set forth in the Merger Agreement and described herein. As of the date of this proxy statement/prospectus/information statement, the parties expect there to be a Nasdaq Adjustment and have assumed an Exchange Ratio that assumes a price per share of Vallon Common Stock of $0.30. The “Fully Diluted Closing Vallon’s Common Stock” as used herein means (x) Vallon’s outstanding Common Shares, which amount excludes the shares of Vallon’s Common Stock available for issuance under the Vallon 2018 Plan plus (y) GRI’s Outstanding Common Stock, which amount includes the shares of GRI Common Stock available for issuance under the GRI Plan plus (z) the shares of GRI Common Stock issued in the Equity Financing.
Because Vallon’s final net cash will not be determined until the Closing, Vallon stockholders cannot be certain of the exact number of shares that will be issued to GRI stockholders when Vallon stockholders vote on the proposals at the Vallon Special Meeting. The exchange ratio referenced above is an estimate only and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.
As of the effective time of the Merger, each GRI option that is outstanding and unexercised immediately prior to the effective time granted under the GRI equity incentive plan, or otherwise, whether or not vested, will be, along with the GRI equity incentive plan, assumed by Vallon and will become an option to purchase solely that number of shares of Vallon common stock equal to the product obtained by multiplying (i) the number of shares of GRI common stock by (ii) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Vallon common stock and rounding the resulting exercise price up to the nearest whole cent. The per share exercise price for Vallon common stock issuable upon exercise of each GRI option assumed shall be determined by dividing (a) the per share exercise price of GRI common stock by (b) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any GRI option assumed will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such GRI option shall otherwise remain unchanged.
Furthermore, each GRI warrant (excluding the Bridge Warrants) that is outstanding and unexercised immediately prior to the effective time of the Merger, whether or not vested, will be converted into and become a warrant to purchase (and Vallon shall assume each such GRI warrant in accordance with its terms) solely that number of shares of Vallon common stock equal to the product obtained by multiplying (i) the number of shares of GRI common stock that were subject to such GRI warrant immediately prior to the effective time of the Merger by (ii) the exchange ratio, and rounding the resulting number down to the nearest number of Vallon common stock. The per share exercise price for Vallon common stock issuable upon exercise of each of GRI warrant assumed by Vallon shall be determined by dividing (a) the per share exercise price of GRI common stock subject to such rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any GRI warrant assumed by Vallon will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such GRI warrant shall otherwise remain unchanged.
Bridge Financing and Equity Financing
As a condition of the Merger Agreement, the Investor and GRI entered into the Bridge SPA, pursuant to which, among other things, GRI agreed to issue the Bridge Notes in the aggregate principal amount of up to $3.33 million in exchange for an aggregate purchase price of up to $2.5 million, as well as the Bridge Warrants. Also as a condition of the Merger Agreement, GRI, the Investor and Vallon entered into the Equity SPA, pursuant to which the Investor agreed, subject to the terms and conditions of the Equity SPA, to purchase GRI common stock and the Equity Warrants for a purchase price of $12.25 million in cash and the cancellation of any outstanding principal and interest on the Bridge Notes immediately prior to the Merger. A portion of the GRI common stock issued pursuant to the Equity Financing (including any shares of GRI common stock that would result in the Investor beneficially owning more than 9.99% of the outstanding Vallon common stock) immediately prior to the Merger will be placed in escrow. The shares of GRI common stock issued in the Equity Financing (including those in escrow) will be converted into shares of Vallon common stock pursuant to the Merger and in accordance with the exchange ratio. The shares of Vallon common stock in the escrow account following the Merger will be released to the Investor upon certain specified reset dates under the Equity SPA in the event that Vallon’s share price is less than 90% of the arithmetic average of the five lowest weighted average prices of the Vallon common stock over the applicable periods set forth in the Equity SPA, subject to a 9.9% ownership limitation with the balance of any shares in excess of such ownership limitations to remain in the escrow account. The closing of the Equity Financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the Merger set forth in the Merger Agreement. At the effective time of the Merger, the shares of GRI common stock issued under the Equity SPA will automatically convert into a number of shares of Vallon common stock calculated in accordance with the terms of the Merger Agreement and the exchange ratio. At the effective time of the Merger, each Bridge Warrant will automatically be exchanged for warrants to purchase that number of shares of Vallon common stock equal to 11,272,408 multiplied by the exchange ratio.
Put Right
GRI is party to an agreement with one of its stockholder pursuant to which the stockholder has the right (the “Put Right”) to require GRI to purchase all or a portion of 209,000 shares of GRI Common Stock held by the stockholder for $0.594 per share.
2.Basis of Presentation
The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the SEC. The unaudited pro forma condensed combined balance sheet as of September 30, 2022 is presented as if the Merger had been completed on September 30, 2022. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and the year ended December 31, 2021 assumes that the merger occurred on January 1, 2021, and combines the historical results of GRI and Vallon.
Additionally, the unaudited pro forma condensed combined balance sheet and statements of operations data reflect the other transactions that will have occurred at or prior to the completion of the Merger.
For accounting purposes, GRI is considered to be the acquiring company and Merger will be accounted for as a reverse recapitalization of Vallon by GRI because at the closing of the Merger, the primary pre‑combination assets of Vallon will be cash, cash equivalents and marketable securities. The purchase consideration of the net assets of Vallon will be determined based on a net cash calculation prior to the closing of the Merger. Vallon currently estimates that it will have approximately negative $3.0 million in net cash immediately prior to the Closing of the Merger, assuming for this purpose that the closing of the Merger is ____, 2023. The exchange ratio is subject to adjustment based on Vallon’s net cash at the closing of the Merger and any reduction to Vallon’s valuation required in order to meet the initial listing requirements of Nasdaq. As of the date of this proxy statement/prospectus/information statement, the parties expect there to be a Nasdaq Adjustment and have assumed an Exchange Ratio that assumes a price per share of Vallon Common Stock of $0.30. The pro forma financial statements reflect Vallon management’s estimates of the fair value of Vallon’s net assets that will be contributed to GRI as part of the Merger. However, the actual exchange ratio will vary as described above prior to the closing of the Merger as described above and that difference could be material.
Under reverse recapitalization accounting, the assets and liabilities of Vallon will be recorded, as of the completion of the Merger, at their fair values which are expected to approximate their book values because of the short‑term nature of the instruments. No goodwill or intangible assets are expected to be recognized and any excess consideration transferred over the fair value of the net assets of Vallon following determination of the actual purchase consideration for Vallon will be reflected as reduction to equity. Consequently, the consolidated financial statements of GRI reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former stockholders of the legal acquirer and a recapitalization of the equity of the accounting acquirer. The historical financial statements of Vallon and GRI, which are provided elsewhere in this proxy statement/prospectus/information statement, have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.
Pro forma adjustments related to the Equity Financing for aggregate cash proceeds of $15.8 million reflect additional issuance of GRI common stock that is expected to be completed prior to or immediately upon the closing of the Merger as a condition to the Merger Agreement. The shares of GRI common stock in the Equity Financing (including those issued upon cancellation of the Bridge Notes) are converted into shares of Vallon common stock effective as of immediately after the effective time of the Merger.
The unaudited pro forma condensed combined financial statements also give effect to the other transactions that are not directly attributable to the Merger but are deemed relevant to the pro forma financial position and operations of the combined companies.
To the extent there are significant changes to the business following completion of the Merger, the assumptions and estimates set forth in the unaudited pro forma condensed combined financial statements could change significantly. Accordingly, the pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the completion of the Merger. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value.
3.Pro Forma Adjustments
The pro forma adjustments were based on the preliminary information available at the time of the preparation of the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the separate historical audited financial statements of Vallon and GRI for the year ended

December 31, 2021 and the unaudited condensed financial statements of Vallon and GRI for the nine months ended September 30, 2022 included elsewhere in this proxy statement/prospectus/information statement.
Merger Transaction Adjustments
A.Reflects (i) approximately $14.6 million in proceeds from the Equity Financing (not including any proceeds from the exercise of Equity Warrants) will be $14.6 million (including $2.5 million from the sale of Bridge Notes with aggregate principal amount of $3.33 million), (ii) payment of total estimated unpaid transaction costs, (iii) repayment of promissory notes of $0.11 million and (iii) payment of severance costs upon consummation of the Merger.

(amounts in thousands)	GRI Bio, Inc.	Vallon Pharmaceuticals, Inc.	Total
Proceeds from Equity Financing, net of issuance costs	$14,600	$—	$14,600
Payment of transaction costs	(2,845)	(4,496)	(7,341)
Payment of severance costs	—	—	—
Payment of GRI non-convertible promissory notes	(110)	—	(110)
Pro forma adjustment	$11,645	$(4,496)	$7,149
B.Reflects settlement of accrued transaction costs and the settlement of accrued interest upon cancellation of the Bridge Notes pursuant to the Equity SPA:

(amounts in thousands)	GRI Bio, Inc.	Vallon Pharmaceuticals, Inc.	Total
Unpaid transaction costs as of September 30, 2022	$—	$(375)	$(375)
Accrued interest for Bridge Notes	(1,444)	—	(1,444)
Pro forma adjustment	$(1,444)	$(375)	$(1,819)
C.Cancellation of the Bridge Notes pursuant to the Equity SPA, including $1.4 million of accrued interest, through the issuance of Vallon common stock upon completion of the Merger.
D.Repayment of the Bridge Notes and related accrued interest.
E.The full exercise of the Put Right.
F.To record the (i) exchange ratio adjustment to GRI’s common stock outstanding, (ii) cancellation of the Bridge Notes pursuant to the Equity SPA, (iii) the full exercise of the Put Right, (iv) sale of GRI common stock and warrants, net of issuance costs, in connection with Equity Financing, (v) elimination of Vallon’s historical equity carrying value, (vi) issuance of common stock upon the acceleration of unvested Vallon RSUs upon closing of the Merger, (vii) post-combination stock-based compensation expense for Vallon options and Vallon RSUs and (viii) payment of transaction and severance costs:
For purposes of these unaudited pro forma condensed combined financial statements, the Equity Warrants have been classified as equity as they are not redeemable and the potential adjustments to exercise prices and settlement scenarios, as defined in the warrant agreements, are deemed to be indexed to the Vallon’s common stock.

	Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total
(Dollar amounts in thousands)	Shares	Amount
Adjustment to GRI common stock outstanding in connection with the exchange ratio	—	$(169)	$169	$—	$—	$—
Issuance of common stock upon conversion of GRI puttable common stock	371,163	—	124	—	—	124
Issuance of common stock and warrants upon completion of Equity Financing	17,390,841	17	14,583	—	—	14,600
Issuance of common stock upon cancellation of Bridge Notes pursuant to Equity SPA	4,150,000	4	5,035	—	—	5,039
Elimination of Vallon’s historical carrying values	—	(1)	(27,343)	1	27,343	—
Issuance of common stock upon acceleration of Vallon’s RSUs and PSUs	12,742,342	13	(13)	—	—	—
Post-combination stock-based compensation costs	—	—		—	—	—
Payment of transaction costs and severance expenses	—	—	—	—	(6,966)	(6,966)
Pro forma adjustment	34,654,346	$(136)	$(7,445)	$1	$20,377	$12,797
G.Elimination of interest expense associated with the Bridge Notes that were settled upon completion of the Merger.
H.The pro forma combined basic and diluted loss per share have been adjusted to reflect the pro forma net loss for the nine months ended September 30, 2022 and the year ended December 31, 2021. In addition, the number of shares used in calculating the pro forma combined basic and diluted loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the closing of the Merger. The following table sets forth the calculation of the pro forma weighted-average number of common shares outstanding—basic and diluted.

	Nine months ended September 30, 2022	Year ended December 31, 2021
Elimination of historical Vallon weighted average shares	(9,219,869)	(6,541,097)
Effect of applying estimated exchange ratio to GRI common stock	18,560,784	18,532,440
Conversion of GRI puttable common stock	371,163	371,163
Issuance of common stock in connection with Equity Financing	17,390,841	17,390,841
Issuance of common stock upon settlement of Bridge Notes and accrued interest	4,150,000	4,150,000
Issuance of shares of common stock of the combined company to Vallon stockholders	12,742,342	12,742,342
	43,995,261	46,645,689

DESCRIPTION OF VALLON CAPITAL STOCK
General
Vallon’s authorized capital stock consists of 250,000,000 shares of Vallon Common Stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock are undesignated.
As of January 15, 2023, 13,482,342 shares of Vallon Common Stock and no shares of preferred stock were outstanding and held by seven stockholders of record.
Common Stock
The holders of Vallon Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of Vallon Common Stock do not have any cumulative voting rights. Holders of Vallon Common Stock are entitled to receive ratably any dividends declared by the Vallon Board out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Vallon Common Stock has no preemptive rights, conversion rights, or other subscription rights or redemption or sinking fund provisions.
On December 30, 2020, Vallon entered into the 2020 Voting Agreement with Dov Malnik and Tomer Feingold, pursuant to which, at every meeting of the Vallon stockholders, and at every adjournment or postponement thereof, Messrs. Malnik and Feingold (in their capacity as stockholders) shall have the right to vote all Vallon Common Stock held by them collectively constituting no more than the Share Voting Cap. Any Excess Shares shall be voted at every meeting of the stockholders of Vallon, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders, in a manner that is proportionate to the manner in which all other holders of the issued and outstanding shares of Vallon Common Stock vote in respect of each matter presented at any such meeting and in respect of each action taken by written consent. Furthermore, each of Messrs. Malnik and Feingold executed an irrevocable proxy for the voting of the Excess Shares in accordance with the 2020 Voting Agreement. The 2020 Voting Agreement terminates on the earliest to occur of (i) the date following the effective date of the 2020 Voting Agreement on which Messrs. Malnik and Feingold collective beneficial own less than 9.99% of Vallon’s outstanding common stock, (ii) the date following written notice to them that Vallon has withdrawn the registration statement in connection with the initial public offering of Vallon Common Stock, (iii) the third anniversary of the effectiveness of the registration statement in connection with the initial public offering of Vallon Common Stock, or (iv) with respect to either Messrs. Malnik or Feingold, the date on which any proceeding before or brought by the SEC against such stockholder has been terminated or otherwise concluded. On May 17, 2022, the 2020 Voting Agreement terminated when Messrs. Malnik and Fiengold’s collective beneficial ownership of Vallon common stock fell below 9.99%. See the section titled “Related Party Transactions of the Combined Company — Vallon Transactions — 2020 Voting Agreement.”
In the event of Vallon’s liquidation, dissolution or winding up, holders of Vallon Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.
Preferred Stock
The Vallon Board has the authority, without further action by Vallon’s stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of Vallon’s preferred stock could adversely affect the voting power of holders of Vallon Common Stock and the likelihood that such holders will receive dividend payments and payments upon Vallon’s liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Vallon or other corporate action. No shares of preferred stock are issued or outstanding, and Vallon has no present plan to issue any shares of preferred stock.

Registration Rights
Salmon Pharma is entitled to rights with respect to the registration of the shares of Vallon Common Stock held by it under the Securities Act. These rights are provided under the terms of an investor’s rights agreement between Vallon and Salmon Pharma. The investor’s rights agreement includes piggyback registration rights. All fees, costs and expenses of underwritten registrations under such agreement will be borne by Vallon and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.
Piggyback Registration Rights
Pursuant to the investor’s rights agreement, if Vallon registers any of its securities, Salmon Pharma is entitled to include their shares in the registration; provided that Salmon Pharma accepts the terms of the underwriting as agreed upon between Vallon and the underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering. Subject to certain exceptions contained in the amended and restated investor’s rights agreement, Vallon and the underwriters may terminate or withdraw any registration initiated before the effective date of such registration in their sole discretion.
Indemnification
Vallon’s investor’s rights agreement contains customary cross-indemnification provisions, under which Vallon is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in any registration statement attributable to Vallon, and they are obligated to indemnify Vallon for material misstatements or omissions attributable to them.
Expiration of Registration Rights
The registration rights terminate upon the earlier to occur of (i) such time after consummation of the initial public offering of Vallon Common Stock as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of Salmon Pharma’s shares without limitation during a three-month period without registration, or (ii) the third anniversary of the initial public offering of Vallon Common Stock.
Anti-Takeover Effects of Vallon’s Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, and Delaware Law
Vallon’s amended and restated certificate of incorporation and amended and restated bylaws includes a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of Vallon and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Vallon Board rather than pursue non-negotiated takeover attempts. These provisions include the items described below.
Board Composition and Filling Vacancies
Vallon’s amended and restated certificate of incorporation provides for the division of the Vallon Board into three classes serving staggered three-year terms, with one class being elected each year. Vallon’s amended and restated certificate of incorporation provides that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on the Vallon Board, however occurring, including a vacancy resulting from an increase in the size of the Vallon Board, may only be filled by the affirmative vote of a majority of Vallon’s directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of the Vallon Board.
No Written Consent of Stockholders
Vallon’s amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of Vallon’s bylaws or removal of directors by Vallon’s stockholders without holding a meeting of stockholders.
Meetings of Stockholders
Vallon’s amended and restated certificate of incorporation and amended and restated bylaws provides that only Vallon’s chief executive officer, chairman of the Vallon Board, and a majority of the members of the Vallon Board then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Vallon’s amended and restated bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.
Advance Notice Requirements
Vallon’s amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of Vallon’s stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to Vallon’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at Vallon’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Vallon’s amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.
Amendment to Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Any amendment of Vallon’s amended and restated certificate of incorporation must first be approved by a majority of the Vallon Board, and if required by law or Vallon’s amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to removal of Vallon’s directors, and the amendment of Vallon’s amended and restated bylaws must be approved by not less than 66 2/3% of the outstanding shares entitled to vote on the amendment. Vallon’s amended and restated bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the amended and restated bylaws; and may also be amended by the affirmative vote of 66 2/3% of the outstanding shares entitled to vote on the amendment.
Preferred Stock
Vallon’s amended and restated certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the Vallon Board to discourage an attempt to obtain control of Vallon by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Vallon Board were to determine that a takeover proposal is not in the best interests of Vallon’s stockholders, the Vallon Board could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, Vallon’s amended and restated certificate of incorporation grants the Vallon Board broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of Vallon Common Stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of Vallon.
Choice of Forum
Vallon’s amended and restated certificate of incorporation provides that unless Vallon consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for (i) any derivative action or proceeding brought on Vallon’s behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of Vallon’s directors, officers, and employees to Vallon or Vallon’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, Vallon’s amended and restated certificate of incorporation or Vallon’s amended and restated certificate of incorporation, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This choice of forum provision does not preclude or contract the scope of exclusive federal jurisdiction for any actions brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and Vallon does not intend for the exclusive forum provision to apply to Exchange Act claims. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act. Additionally, this choice of forum provision will not apply to claims as to which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction.
Vallon’s amended and restated certificate of incorporation further provides that unless Vallon consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
In addition, Vallon’s amended and restated certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of Vallon Common Stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived Vallon’s compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.
Section 203 of the Delaware General Corporation Law
Vallon is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or
•at or after the time the stockholder became interested, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
Section 203 defines a business combination to include:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Listing
Vallon Common Stock is listed on The Nasdaq Capital Market under the trading symbol “VLON.”
Transfer Agent and Registrar
Vallon’s transfer agent and registrar for Vallon Common Stock is Broadridge Corporate Issuer Solutions, Inc. The transfer agent and registrar’s address is 51 Mercedes Way, Edgewood, NY 11717.

COMPARISON OF RIGHTS OF HOLDERS OF VALLON STOCK AND GRI STOCK
General
Vallon and GRI are incorporated under the laws of the State of Delaware and, accordingly, the rights of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, GRI stockholders will become stockholders of Vallon, and their rights will be governed by the DGCL, the amended and restated bylaws of Vallon, and the amended and restated certificate of incorporation of Vallon.
The table below summarizes the material differences between the current rights of GRI stockholders under GRI’s certificate of incorporation, as amended, and the rights of Vallon stockholders, following the Merger, under the Vallon amended and restated certificate of incorporation and amended and restated bylaws, as applicable, and as in effect immediately following the Merger.
While Vallon and GRI believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the Merger and the rights of Vallon stockholders following the Merger, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Vallon and GRI stockholders, and are qualified in their entirety by reference to the DGCL and the various documents of Vallon and GRI that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus/information statement and the other documents referred to in this proxy statement/prospectus/information statement for a more complete understanding of the differences between being a stockholder of Vallon or GRI before the Merger and being a stockholder of the combined company after the Merger. Vallon has filed copies of its current amended and restated certificate of incorporation and bylaws with the SEC. For additional information on how to obtain these documents, see the section titled “Where You Can Find More Information” of this proxy statement/prospectus/information statement.
Current GRI Rights Versus Vallon Rights Post-Merger

Provision	GRI (Pre-Merger)	Vallon (Post-Merger)
Authorized Capital Stock	The GRI certificate of incorporation authorizes the issuance of up to 40,000,000 shares of common stock, par value $0.01 per share.	The amended and restated certificate of incorporation of Vallon authorizes the issuance of up to 250,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share.

Number of Directors	GRI’s bylaws provide that the number of directors shall initially be set at two, and thereafter, shall be fixed from time to time by resolution of the GRI board of directors.	Vallon’s amended and restated certificate of incorporation and amended and restated bylaws do not provide for a maximum or minimum number of directors. The number of directors shall be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the total number of directors then authorized.
Stockholder Nominations and Proposals
GRI’s bylaws provide that nominations for the election of directors may be made by any stockholder entitled to vote at each annual meeting, subject to the rights of holders of any class or series of preferred stock then outstanding or any contractual agreement between the holders of GRI’s capital stock.
Vallon’s amended and restated certificate of incorporation and amended and restated bylaws provide that a stockholder entitled to vote at the annual meeting of the stockholders may nominate persons for election to the board of directors or propose business to be considered by the stockholders at such annual meeting, subject to certain notice and procedural requirements.

Classified Board of Directors	None.	Vallon’s amended and restated certificate of incorporation provides for the board of directors to be divided into three classes, with one class being elected each year at the annual meeting and members of each class holding office for three-year terms.

Special Meetings of the Board of Directors	The GRI bylaws provide that special meetings of the board of directors may be called by the Chairman of the Board, the President or two more directors and may be held at any time and place.
Vallon’s amended and restated bylaws provide that special meetings of the board of directors may be called at any time by the Chairman of the Board, the Chief Executive Officer or a majority of the directors then in office.

Removal of Directors	The GRI bylaws provide that subject to the rights of the holders of any series of preferred stock then outstanding, any directors, or the entire board of directors, may be removed from office, at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.	Under Vallon’s amended and restated certificate of incorporation, a director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of 66 2/3% of the voting power of all then outstanding shares of voting stock of Vallon with the power to vote at an annual election of directors.

Special Meeting of the Stockholders	The GRI bylaws provide that special meetings of stockholders may be called at any time by the board of directors, Chairman of the Board or President or the holders of record of not less than ten percent of all shares entitled to cast votes at the meeting, for any purpose or purposes prescribed in the notice of the meeting and shall be held at such place, on such date and at such time as the board of directors may fix.	The amended and restated certificate of incorporation of Vallon and the amended and restated bylaws of Vallon provide that subject to any certificate of designations relating to any series of preferred stock, a special meeting of stockholders may be called at any time only by the Chief Executive Officer, the Chairman of the Board and the board of directors, but such special meetings may not be called by stockholders or any other person or persons.

Stockholder Action by Written Consent
The GRI bylaws provide that any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the actions so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Vallon’s amended and restated bylaws provide that except as otherwise provided for or fixed pursuant to the amended and restated certificate of incorporation, no action that is required or permitted to be taken by the stockholders may be effected by consent of stockholders in lieu of a meeting.

Vacancies on the Board of Directors	The GRI bylaws provide that subject to the rights of the holders of any series of preferred stock then outstanding, vacancies in the board of directors may be filled only by a majority vote of the directors then in office, through less than a quorum, or by the sole remaining director, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders.	The amended and restated certificate of incorporation of Vallon provides that subject to the rights of the holders of any outstanding series of preferred stock shall be filled solely by the affirmative vote of a majority of the remaining directors elected by the stockholders generally then in office, even though less than a quorum, and any director so chosen shall hold office until the next election of the class for which such director shall have been chosen.

Quorum
Board of Directors: The GRI bylaws provide that a majority of the total number of authorized directors shall constitute a quorum at any meeting of the board of directors.
Stockholders: The GRI bylaws provide that the holders of a majority of the shares of the capital stock of GRI entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum.

Board of Directors: The Vallon amended and restated bylaws provide that a majority of the directors then in office shall constitute a quorum.
Stockholders: The Vallon amended and restated bylaws provide that a one-third of the voting power of the stock outstanding and entitled to vote at the meeting, present in person or represented by proxy shall constitute a quorum; provided, however, that where a separate vote by a class or series or classes or series is required, one-third of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote on that matter, present in person or represented by proxy shall constitute a quorum with respect to such matter.

Amendment of Bylaws
By the Board of Directors: The GRI bylaws set forth that the bylaws may be altered, amended, or repealed by the affirmative vote of a majority of the directors present at any regular or special meeting of the board of directors at which a quorum is present.
By the Stockholders: The GRI bylaws provide that the bylaws may be altered, amended or repealed or new bylaws adopted by the affirmative vote of the holders of at least a majority of the voting power of all of the shares of the capital stock of the corporation issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class.

By the Board of Directors: The Vallon board of directors is expressly authorized to adopt, amend or repeal the amended and restated bylaws.
By the Stockholders: The Vallon stockholders may not adopt, amend or repeal any provision of the amended and restated bylaws unless such action is approved by the affirmative vote of at least 66 2/3% of the voting power of the stock outstanding entitled to vote, voting together as a single class.

Amendment of Certificate of Incorporation
Pursuant to Delaware law, an amendment to a charter generally requires the approval of the board of directors and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

Vallon’s amended and restated certificate of incorporation provides that Vallon reserves the right to amend, alter, change or repeal any provision contained in the amended and restated certificate of incorporation, in the manner now or hereafter prescribed by the DGCL, and all rights conferred upon stockholders therein are granted subject to this reservation. However, an affirmative vote of at least 66 2/3% of the voting power of the stock outstanding entitled to vote, voting together as a single class is required to adopt, amend or repeal any provision inconsistent with Section 5.2(c) of the amended and restated articles of incorporation.

PRINCIPAL STOCKHOLDERS OF VALLON
The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of January 15, 2023, as adjusted to reflect the sale of common stock offered by us in this offering, for:
•each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;
•each of our named executive officers;
•each of our directors and our director nominees; and
•all of our executive officers, and directors and director nominees as a group.
We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power, and includes securities that the individual or entity has the right to acquire, such as through the exercise of stock options, within 60 days of January 15, 2023. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.
The percentage of beneficial ownership in the table below is based on 13,482,342 shares of common stock deemed to be outstanding as of January 15, 2023.

	Common Stock Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership	Percentage of Total Common Stock
Greater than 5% Stockholders
SALMON Pharma GmbH(1)	1,523,797	11.3%
FGP Protective Opportunity Master Fund LP(2)	1,480,000	11.0%
Armistice Capital Master Fund Ltd.(3)	1,480,000	10.4%
Lincoln Park Capital Fund, LLC(4)	1,480,000	11.0%
Arcturus Therapeutics, Inc. (fka successor to Arcturus Therapeutics Ltd.)(5)	843,750	6.3%
Lind Global Fund II LP(6)	740,000	5.5%
Lind Global Macro Fund LP(7)	740,000	5.5%
Bigger Capital Fund LP(8)	738,498	5.5%

Directors and Named Executive Officers(9)
David Baker(10)	175,968	1.3%
Leanne Kelly(11)	49,375	*
Richard Ammer(12)	1,553,376	11.5%
Joseph Payne(13)	894,911	6.6%
Marella Thorell(14)	30,131	*
Meenu Karson(15)	7,500	*
All directors and named executive officers as a group (6 persons)	2,711,261	19.7%
__________________
*Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)The address of the principal business office of SALMON Pharma GmbH is Sankt-Jakobs-Strasse 90, CH-9002 Basel, Switzerland.
(2)Consists of 740,000 shares of common stock purchased by FGP Protective Opportunity Master Fund LP directly from Vallon in a registered direct offering of common stock on May 17, 2022 and a warrant to purchase 740,000 shares of common stock common stock purchased by FGP Protective Opportunity Master Fund LP directly from Vallon in a concurrent private placement.The address of the principal business office of FGP Protective Opportunity Master Fund LP is 94 Solaris Avenue, 2nd Floor, Camana Bay, PO box 30745, Grand Cayman.

(3)Consists of 740,000 shares of common stock purchased by Armistice Capital Master Fund Ltd directly from Vallon in a registered direct offering of common stock on May 17, 2022 and a warrant to purchase 740,000 shares of common stock common stock purchased by Armistice Capital Master Fund Ltd directly from Vallon in a concurrent private placement.The address of the principal business office of Armistice Capital Master Fund Ltd. is 510 Madison Avenue, 7th Floor, New York, New York, 10022.
(4)Based on the Schedule 13G filed by Lincoln Park Capital Fund, LLC (“LPC Fund”) on May 18, 2022. Consists of 740,000 shares of Common Stock purchased by LPC Fund directly from Vallon in a registered direct offering of Common Stock on May 17, 2022 (the “Registered Direct Offering”) and a warrant to purchase 740,000 shares of common stock (the “Warrant”) purchased by LPC Fund directly from the Issuer in a concurrent private placement (the “Private Placement”). The Warrant, however, contains a 9.99% contractual cap on the amount of outstanding shares of the Issuer’s common stock that LPC Fund may own upon exercise of such Warrant. Therefore, the number of shares of the Issuer’s common stock beneficially owned by LPC Fund under the Warrant as of the date of the filing was 310,232 shares, which, when combined with the 740,000 shares of Common Stock owned as of May 18, 2022, is 9.99% of the 10,512,836 shares that were outstanding on that date (as reported in the Vallon’s prospectus supplement filed on May 13, 2022). The shares outstanding includes the 740,000 shares of Common Stock of the Issuer owned directly by LPC Fund, but does not include any shares issuable upon exercise of the Warrant issued to LPC Fund or any other investor in the Private Placement. The address of the principal business office of Lincoln Park Capital Fund, LLC is 440 North Wells, Suite 410, Chicago, Illinois 60654.
(5)The address of the principal business office of Arcturus Therapeutics Ltd is 10628 Science Center Drive, Suite 250, San Diego, California 92121.
(6)Based on the 13G filed by Lind Global Fund II LP on May 23, 2022. Consists of 370,000 shares of common stock purchased by Lind Global Fund II LP directly from Vallon in a registered direct offering of common stock on May 17, 2022 and a warrant to purchase 370,000 shares of common stock purchased by Lind Global Fund II LP directly from Vallon in a concurrent private placement. The address of the principal business office of Lind Global Fund II LP is 444 Madison Avenue, Floor 41, New York, New York 10022.
(7)Based on the 13G filed by Lind Global Macro Fund LP on May 23, 2022. Consists of 370,000 shares of common stock purchased by Lind Global Macro Fund LP directly from Vallon in a registered direct offering of common stock on May 17, 2022 and a warrant to purchase 370,000 shares of common stock purchased by Lind Global Macro Fund LP directly from Vallon in a concurrent private placement. The address of the principal business office of Lind Global Macro Fund LP is 444 Madison Avenue, Floor 41, New York, New York 10022.
(8)Based on the Schedule 13G filed by Bigger Capital Fund, LP (“Bigger Capital”) on May 23, 2022. Consists of 368,498 shares of common stock and 370,000 shares of common stock issuable upon exercise of warrants. Both Bigger Capital Fund GP, LLC (‘Bigger GP”), the general partner of Bigger Capital and Michael Bigger, the managing member of Bigger GP, may be deemed to beneficially own the he 368,498 shares of common stock and 370,000 shares of common stock issuable upon exercise of warrants beneficially owned by Bigger Capital. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of common stock beneficially owned by Bigger Capital. The address of the principal business office of Bigger Capital is 2250 Red Springs Drive, Las Vegas, Nevada 89135.
(9)The address for each of our executive officers, directors and director nominees is c/o Vallon Pharmaceuticals, 100 N. 18th Street, Suite 300, Philadelphia, PA 19103.
(10)Consists of (i) 8,843 shares of common stock and (ii) 167,125 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2023.
(11)Consists of (i) 6,250 shares of common stock and (ii) 43,125 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2023.
(12)Consists of (i) 1,523,797 shares of common stock held by SALMON Pharma GmbH (“Salmon Pharma”), of which Dr. Ammer is an affiliate and may be deemed to have shared voting and dispositive power over the shares beneficially owned by Salmon Pharma but disclaims such beneficial ownership except to the extent of his pecuniary interest therein, if any, and (ii) 29,579 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2023.
(13)Consists of 843,750 shares of common stock held by Arcturus, of which Mr. Payne is an affiliate and may be deemed to have shared voting and dispositive power over the shares beneficially owned by Arcturus but disclaims such beneficial ownership except to the extent of his pecuniary interest therein, if any, (ii) 17,500 shares of common stock and (iii) 33,661 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2023.
(14)Consists of (i) 9,506 shares of common stock and (ii) 20,625 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2023.
(15)Includes 7,500 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2023.
Delinquent Section 16(a) Reports
Under U.S. securities laws, directors, certain officers and persons holding more than 10% of our common stock must report their initial ownership of our common stock and any changes in their ownership to the SEC. The SEC has designated specific due dates for these reports and we must identify in this Proxy Statement those persons who did not file these reports when due. Based solely on our review of copies of the reports filed with the SEC and the written representations of our directors and executive officers, we believe that all reporting requirements during 2022 were complied with by each person who at any time during 2022 was a director or an executive officer or held more than 10% of our common stock.

PRINCIPAL STOCKHOLDERS OF GRI
The following table sets forth certain information with respect to the beneficial ownership of GRI’s securities as of January 15, 2023 for:
•each person, or group of affiliated persons, who are known by GRI to beneficially own more than 5% of GRI Common Stock;
•each of GRI’s directors;
•each of GRI’s named executive officers; and
•all of the directors and executive officers of GRI as a group.
The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of January 15, 2023, such as through the exercise of any stock option, warrant, or other right. Shares of GRI Common Stock that may be acquired by an individual or group within 60 days of January 15, 2023, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Unless otherwise indicated, we believe each stockholder named in the following table has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares shown as beneficially owned by them.
The percentage of ownership is based on 32,634,982 shares of GRI common stock as of January 15, 2023. GRI does not know of any arrangements, including any pledge by any person of securities of GRI, the operation of which may at a subsequent date result in a change of control of GRI.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(1)	Percentage of Beneficial Ownership(2)
Named Executive Officers and Directors
W. Marc Hertz, Ph.D.(3)	10,307,793	31.38%
Sean Edwards(4)	1,998,338	5.79%
Vipin Kumar Chaturvedi, Ph.D.(5)	4,604,000	14.02%
Albert Agro(6)	4,604,000	14.02%
Abraham Van Wyck	—	*
All current executive officers and directors as a group (5 persons)(7)	21,514,131	62.39%
5% and Greater Stockholders
Altium Growth Fund, LP(8)	1,252,490	3.70%
Acquipharma Holdings Limited(9)	4,153,204	12.65%
TEP Biotech, LLC(10)	5,478,897	16.11%
__________________
*Indicates beneficial ownership of less than 1%.
(1)Unless otherwise indicated, the address of such individual is c/o GRI Bio, Inc., 2223 Avenida De La Playa #208, La Jolla, CA 92037.
(2)Applicable number of shares beneficially owned is calculated as of January 15, 2023, including any shares that the individual has the right to acquire within 60 days of January 15, 2023.
(3)Represents shares of GRI Common Stock held by Dr. Hertz.
(4)Represents (i) 357,850 shares of GRI common stock; and (ii) 1,640,488 shares of GRI Common Stock that may be acquired within 60 days of January 15, 2023 pursuant to the exercise of outstanding options held by Mr. Edwards.
(5)Represents shares of GRI common stock held by Dr. Chaturvedi.
(6)Represents shares of GRI common stock held by Mr. Agro.
(7)Represents the shares described in footnotes (3) through (6) above.

(8)Represents shares of GRI Common Stock that may be acquired within 60 days of January 15, 2023 pursuant to the exercise of the Bridge Warrants held by Altium Growth Fund, LP. The address of Altium Growth Fund, L.P. is c/o Altium Capital Management, LP, 152 West 57th Street, 20th Floor, New York, NY 10019. Altium Capital Management, LP, the investment manager of Altium Growth Fund, LP, has voting and investment power over these securities. Jacob Gottlieb is the managing member of Altium Capital Growth GP, LLC, which is the general partner of Altium Growth Fund, LP. Each of Altium Growth Fund, LP and Jacob Gottlieb disclaims beneficial ownership over these shares.
(9)Represents shares of GRI common stock held by Acquipharma Holdings Limited. The address of Acquipharma Holdings Limited is Cytespace Africa (Pty) Ltd, 125 Amkor Road, Lyttelton Manor, Centurion, 0157, South Africa.
(10)Represents (i) 4,310,922 shares of GRI Common Stock; and (ii) 1,167,975 shares of GRI Common Stock that may be acquired within 60 days of January 15, 2023 pursuant to the exercise of outstanding warrants held by TEP Biotech, LLC. The address of TEP Biotech, LLC is 23851 E. Ontario Pl., Aurora, CO 80016.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY
The following information and the related notes present certain information with respect to the expected beneficial ownership of the common stock of the combined company upon consummation of the Merger by:
•each person or group of affiliated persons expected by Vallon and GRI to be the beneficial owner of more than 5% of the common stock of the combined company upon the closing of the Merger;
•each of the combined company’s directors;
•each of the combined company’s named executive officers; and
•all executive officers and directors of the combined company as a group.
Unless otherwise indicated in the footnotes to this table, Vallon and GRI believe that each of the persons named in this table have sole voting and investment power with respect to the shares indicated as beneficially owned.
The combined company has determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of the combined company common stock deemed outstanding includes shares issuable upon exercise of warrants or options held by the respective person or group that may be exercised within 60 days after January 15, 2023. For purposes of calculating each person’s or group’s percentage ownership, warrants and options exercisable within 60 days after January 15, 2023 are included for that person or group but not the warrants or options of any other person or group. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the combined company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Unless otherwise indicated, the address for the following stockholders is: c/o GRI Bio, Inc., 2223 Avenida De La Playa #208, La Jolla, CA 92037.
The following information assumes:
•that the closing of the Merger occurred on January 15, 2023;
•that the issuance of the Bridge Warrants in the first and second closings of the Bridge Financing has occurred;
•that each of: (i) the issuance of the Initial Shares and the Additional Purchase Shares pursuant to the Equity Financing, (ii) the conversion of each of the Initial Shares and Additional Purchase Shares into common stock of the combined company pursuant to the Merger and (iii) the issuance of the Exchange Warrants pursuant to the Merger have occurred;
•that issuance of the Equity Warrants pursuant to the Equity Financing has occurred;
•an Exchange Ratio of 1.7759; and
•that immediately prior to the Merger, Vallon will have 13,482,342 shares of Vallon Common Stock outstanding and GRI will have 32,634,982 shares of GRI Common Stock outstanding.

Based on these assumptions, there will be a total of 174,568,903 shares of combined company common stock outstanding for purposes of the following information. The following information does not reflect the Reverse Split.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership(1)
5% and Greater Stockholders
Altium Growth Fund, LP(2)	17,439,433	9.99%
Named Executive Officers and Directors
W. Marc Hertz, Ph.D.(3)	18,305,687	10.49%
Leanne Kelly(4)	49,375	*
David Szekeres(5)	—	*
David Baker(6)	175,968	*
All current executive officers and directors as a group (6 persons)(7)	34,883,586	19.98%
____________________
*Indicates beneficial ownership of less than 1%.
(1)Applicable number of shares beneficially owned is calculated as of January 15, 2023, including any shares that the individual has the right to acquire within 60 days of January 15, 2023.
(2)Under the terms of the Equity SPA, the combined company will not deliver combined company common stock issued in exchange for the Initial Shares or the Additional Purchased Shares pursuant to the Merger to Altium Growth Fund, LP to the extent such delivery would cause such stockholder, together with its affiliates, to beneficially own a number of shares of combined company common stock that would exceed 9.99%, of the combined company’s then outstanding common stock following such delivery. Under the terms of the Series A-2 Warrants, Altium Growth Fund, LP may not exercise such warrants to the extent such exercise would cause such stockholder, together with its affiliates, to beneficially own a number of shares of combined company common stock that would exceed 9.99%, of the combined company’s then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares issuable upon exercise of the warrants which have not been exercised. Under the terms of each of the Series A-1 Warrants, Series T Warrants and Exchange Warrants, Altium Growth Fund, LP may not exercise such warrants to the extent such exercise would cause such stockholder, together with its affiliates, to beneficially own a number of shares of combined company common stock that would exceed 4.99%, of the combined company’s then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares issuable upon exercise of the warrants which have not been exercised. The address of Altium Growth Fund, LP is c/o Altium Capital Management, LP, 152 West 57th Street, 20th Floor, New York, NY 10019. Altium Capital Management, LP, the investment manager of Altium Growth Fund, LP, has voting and investment power over these securities. Jacob Gottlieb is the managing member of Altium Capital Growth GP, LLC, which is the general partner of Altium Growth Fund, LP. Each of Altium Growth Fund, LP and Jacob Gottlieb disclaims beneficial ownership over these shares.
(3)Represents shares of combined company common stock held by Dr. Hertz.
(4)Represents (i) 6,250 shares of combined company common stock and (ii) 43,125 shares of combined company common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2023.
(5)David Szekeres does not beneficially own any combined company common stock.
(6)Represents (i) 8,843 shares of combined company common stock and (ii) 167,125 shares of combined company common stock issuable pursuant to stock options exercisable within 60 days of January 15, 2023.
(7)Represents (i) the shares described in footnotes (3) through (6) above; (ii) 8,176,278 shares of combined company common stock held by Dr. Chaturvedi; and (iii) 8,176,278 shares of combined company common stock held by Dr. Agro.

LEGAL MATTERS
Thompson Hine will pass upon the validity of the Vallon Common Stock offered by this proxy statement/prospectus/information statement. The material U.S. federal income tax consequences of the Merger will be passed upon for GRI by Mintz.
EXPERTS
The balance sheets of Vallon Pharmaceuticals, Inc. as of December 31, 2021 and 2020, and the related statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for each of the years then ended, have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is incorporated herein, which report includes an explanatory paragraph disclosing substantial doubt about the Company’s ability to continue as a going concern. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.
The financial statements of GRI Bio, Inc. as of and for the years ended December 31, 2021 and 2020, included in this proxy statement/prospectus/information statement have been audited by Sadler, Gibb & Associates LLC, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to GRI’s ability to continue as a going concern), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
Vallon has filed with the SEC the Registration Statement on Form S-4 (including exhibits, schedules, and amendments) under the Securities Act with respect to the shares of common stock offered by this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement is a part of the Registration Statement and constitutes a prospectus of Vallon, as well as a proxy statement of Vallon for its special meeting and an information statement for the purpose of GRI for its written consent.
This proxy statement/prospectus/information statement does not contain all the information set forth in the Registration Statement. For further information about Vallon and the shares of common stock to be registered in the Merger, you should refer to the Registration Statement. Statements contained in this proxy statement/prospectus/information statement relating to the contents of any contract, agreement, or other document are not necessarily complete and are qualified in all respects by the complete text of the applicable contract, agreement, or other document, a copy of which has been filed as an exhibit to the Registration Statement.
Vallon is subject to the reporting and information requirements of the Exchange Act and, as a result, files, or will file, periodic reports, proxy statements, and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s internet site can be found at http://www.sec.gov. Vallon also maintains a website at http://www.vallon-pharma.com and makes available free of charge through this website Vallon’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act. Vallon make these reports available through Vallon’s website as soon as reasonably practicable after Vallon electronically files such reports with, or furnishes such reports to, the SEC. The information contained on, or that can be accessed through, Vallon’s website is not a part of this proxy statement/prospectus/information statement.
Statements contained in this proxy statement/prospectus/information statement, or in any document incorporated by reference into this proxy statement/prospectus/information statement regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Vallon to incorporate by reference into this document documents filed with the SEC by Vallon. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this proxy statement/prospectus/information statement, and later information that we file with the SEC will update and supersede that information. Vallon incorporates by reference any documents filed by Vallon under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus/information statement.
This proxy statement/prospectus/information statement does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus/information statement, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus/information statement nor any distribution of securities pursuant to this proxy statement/prospectus/information statement shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus/information statement by reference or in our affairs since the date of this proxy statement/prospectus/information statement.
Vallon has supplied all information contained in this proxy statement/prospectus/information statement relating to Vallon and its business, and GRI has supplied all information contained in this proxy statement/prospectus/information statement relating to GRI and its business.
If you would like to request documents from Vallon or GRI, please send a request in writing or by telephone to either Vallon or GRI at the following addresses:
Vallon Pharmaceuticals, Inc.
100 N. 18th Street, Suite 300
Philadelphia, PA 19103
Attn: Corporate Secretary
(267) 607-8255
GRI Bio, Inc.
2223 Avenida De La Playa #208
La Jolla, CA 92037
Attn: W. Marc Hertz
(619) 400-1171

OTHER MATTERS
Section 16(a) Beneficial Ownership Reporting
Under U.S. securities laws, directors, certain officers and persons holding more than 10% of Vallon Common Stock must report their initial ownership of Vallon Common Stock and any changes in their ownership to the SEC. The SEC has designated specific due dates for these reports and Vallon must identify in this proxy statement/prospectus/information statement those persons who did not file these reports when due. Based solely on Vallon’s review of copies of the reports filed with the SEC and the written representations of its directors and executive officers, Vallon believes that all reporting requirements during 2022 were complied with by each person who at any time during 2022 was a director or an executive officer or held more than 10% of the Vallon Common Stock.
Stockholder Proposals
If you wish to submit a proposal to be considered for inclusion in Vallon’s proxy materials next year or nominate a director, your proposal must be in proper form according to SEC Regulation 14A, Rule 14a-8 and received by Vallon’s Corporate Secretary no later than December 26, 2022. Proposals received after that date will not be included in the proxy materials that Vallon sends out in connection with its 2023 Annual Meeting of Stockholders. If a proposal is received before that date, the proxies that management solicits for the meeting may still exercise discretionary voting authority on the proposal under circumstances consistent with the proxy rules of the SEC.
In accordance with Rule 14a-19 promulgated under the Exchange Act, a stockholder intending to engage in a director election contest with respect to Vallon’s 2023 Annual Meeting of stockholders must give Vallon notice of its intent to solicit proxies by providing the names of its nominees and certain other information at least 60 calendar days before the anniversary date of the 2022 Annual Meeting. This deadline is April 10, 2023.
In addition, Vallon’s amended and restated bylaws establish an advance notice procedure for nominations for election to the Vallon Board and other matters that stockholders wish to present for action at an annual meeting other than those to be included in Vallon’s proxy statement. To be timely, stockholder notice of a nomination or a proposal must be delivered to or mailed and received by the Corporate Secretary at Vallon’s principal offices not later than the close of business on March 11, 2023 and no earlier than the close of business on February 9, 2023; provided, however, that in the event that the date of the 2023 Annual Meeting of Stockholders is held more than 30 days before or more than 70 days after the anniversary date of the 2022 Annual Meeting of Stockholders, notice by the stockholder to be timely must be delivered not earlier than the close of business on the 120th day prior to the 2023 Annual Meeting of Stockholders and not later than the close of business on the later of the 90th day prior to the 2023 Annual Meeting of Stockholders or the 10th day following the day on which public announcement of the date of such meeting is first made by Vallon. All nominations and stockholder proposals should be sent to the attention of Vallon’s Corporate Secretary, c/o Vallon Pharmaceuticals, Inc., 100 N,18th Street, Suite 300, Philadelphia, PA 19103. The notice of nomination or proposal also must comply with the content requirements for such notices set forth in Vallon’s amended and restated bylaws.
Stockholder Communication with the Vallon Board
Persons wishing to write to the Vallon Board, or to a specified director or committee of the Vallon Board, should send correspondence to Vallon’s Corporate Secretary at Vallon Pharmaceuticals, Inc., 100 N. 18th Street, Suite 300, Philadelphia, PA 19103. Electronic submissions of stockholder correspondence will not be accepted.
Vallon’s Corporate Secretary will forward to the directors all communications that, in the Corporate Secretary’s judgment, are appropriate for consideration by the directors. Examples of communications that would not be appropriate for consideration by the directors include commercial solicitations and matters not relevant to the stockholders, to the functioning of the Vallon Board or to the affairs of Vallon. Any correspondence received that is addressed generically to the Vallon Board or Board of Directors will be forwarded to the Chairman of the Vallon Board.

Householding of Proxy Materials
The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.
A number of brokers with account holders who are Vallon stockholders will be householding Vallon’s proxy materials. A single proxy statement/prospectus/information statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders.
Once a stockholder has received notice from its broker that they will be householding communications to such stockholder’s address, householding will continue until such stockholder is notified otherwise or until it revokes its consent. If, at any time, a stockholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement/prospectus/information statement and annual disclosure documents, it may notify its broker, and direct its written request to Vallon Pharmaceuticals, Inc. at Vallon’s principal executive offices at       100 N. 18th Street, Suite 300, Philadelphia, PA 19103, Attn: Corporate Secretary. Stockholders who currently receive multiple copies of the proxy statement/prospectus/information statement and annual disclosure documents at their address and would like to request householding of their communications should contact their broker.
Code of Business Conduct and Ethics
Vallon has adopted the Code of Conduct applicable to all of its employees, executive officers and directors. The Code of Conduct covers fundamental ethical and compliance-related principles and practices such as accurate accounting records and financial reporting, avoiding conflicts of interest, the protection and use of Vallon’s property and information and compliance with legal and regulatory requirements. The Code of Conduct is available on the “Investors — Corporate Governance” section of Vallon’s website at www.vallon-pharma.com. The information contained on, or that can be accessed through, Vallon’s website is not a part of this proxy statement/prospectus/information statement.
Vallon’s nominating and corporate governance committee is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers, or directors. Vallon intends to disclose any future amendments to, or waivers from, the Code of Conduct within four business days of the waiver or amendment through a posting on its website.

Vallon Pharmaceuticals, Inc. Index to Financial Statements
For the Years Ended December 31, 2021 and 2020
As of September 30, 2022 (unaudited) and December 31, 2021 and for the Three and Nine Months Ended September 30, 2022 and 2021 (unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Vallon Pharmaceuticals, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Vallon Pharmaceuticals, Inc. (the “Company”) as of December 31, 2021 and 2020, and the related statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has sustained a net loss and has experienced cash outflows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ EisnerAmper LLP
We have served as the Company’s auditors since 2018.
EISNERAMPER LLP
Iselin, New Jersey
February 14, 2022

Vallon Pharmaceuticals, Inc.
Balance Sheets
(in thousands, except share and per share amounts)

	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$3,702	$109
Marketable securities, available-for-sale	3,808	—
Prepaid expenses and other current assets	619	565
Total current assets	8,129	674
Other assets	206	279
Property and equipment, net	—	2
Total assets	$8,335	$955

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$918	$1,226
Accrued expenses	1,430	847
Note payable, current	—	47
Other current liabilities	97	105
Total current liabilities	2,445	2,225
Note payable, non-current	—	14
Other liabilities	72	170
Total liabilities	2,517	2,409

Commitments and contingencies (Note 9)

Stockholders' equity (deficit):
Common stock, $0.0001 par value; 250,000,000 shares authorized; 6,812,836 and 4,506,216 shares issued and outstanding as of December 31, 2021 and 2020, respectively	—	—
Additional paid-in-capital	27,722	11,145
Accumulated other comprehensive loss	(2)	—
Accumulated deficit	(21,902)	(12,599)
Total stockholders' equity (deficit)	5,818	(1,454)
Total liabilities and stockholders' equity (deficit)	$8,335	$955
See accompanying notes to financial statements.

Vallon Pharmaceuticals, Inc.
Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)

	Year Ended December 31,
	2021	2020
Licensing revenue – related party	$—	$100
Operating expenses:
Research and development	5,187	3,707
General and administrative	4,072	1,181
Total operating expenses	9,259	4,888
Loss from operations	(9,259)	(4,788)
Other income	61	—
Revaluation of derivative liability	(89)	—
Interest expense, net	(16)	(34)
Net loss	$(9,303)	$(4,822)
Other comprehensive loss:
Unrealized loss on marketable securities, available-for-sale	(2)	—
Total comprehensive loss	$(9,305)	$(4,822)
Net loss per share of common stock, basic and diluted	$(1.42)	$(1.07)
Weighted-average common shares outstanding, basic and diluted	6,541,097	4,506,216
See accompanying notes to financial statements.

Vallon Pharmaceuticals, Inc.
Statements of Changes in Stockholders’ Equity (Deficit)
(in thousands, except shares)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Stockholders’ Equity (Deficit)
	Shares	Amount
Balance, December 31, 2019	4,506,216	$—	$10,991	$—	$(7,777)	$3,214
Stock-based compensation expense	—	—	154	—	—	154
Net loss	—	—	—	—	(4,822)	(4,822)
Balance, December 31, 2020	4,506,216	—	11,145	—	(12,599)	(1,454)
Issuance of common stock for convertible notes	54,906	—	439	—	—	439
Issuance of common stock for IPO, net of issuance expenses	2,250,000	—	15,104	—	—	15,104
Issuance of common stock for services	1,714	—	9	—	—	9
Issuance of Underwriters Warrants	—		399	—	—	399
Stock-based compensation expense	—	—	626	—	—	626
Unrealized loss on marketable securities, available-for sale	—	—	—	(2)	—	(2)
Net loss	—	—	—	—	(9,303)	(9,303)
Balance, December 31, 2021	6,812,836	$—	$27,722	$(2)	$(21,902)	$5,818
See accompanying notes to financial statements.

Vallon Pharmaceuticals, Inc.
Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(9,303)	$(4,822)
Adjustments to reconcile net loss to cash used in operating activities:
Amortization of finance lease right-of-use asset	73	74
Amortization of marketable securities premiums	32	—
Revaluation of derivative liability	89	—
Stock-based compensation expense	626	154
Forgiveness of PPP note	(61)	—
Non-cash interest, depreciation and other expense	12	1
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(55)	(464)
Accounts payable	(308)	980
Accrued expenses	583	371
Cash used in operating activities	(8,312)	(3,706)

Investing activities:
Purchase of marketable securities	(3,842)	—
Purchase of property and equipment	—	(2)
Cash used in investing activities	(3,842)	(2)

Financing activities:
Proceeds from common stock issuance, net of offering expenses	15,104	—
Proceeds from issuance of warrants	399	—
Proceeds from PPP loan	—	61
Proceeds from convertible notes	350	—
Payment of finance lease liability	(106)	(65)
Cash provided by (used in) financing activities	15,747	(4)

Net increase (decrease) in cash and cash equivalents	3,593	(3,712)
Cash and cash equivalents at beginning of period	109	3,821
Cash and cash equivalents at end of period	$3,702	$109

Supplemental disclosure of cash flow information:
Cash paid for interest	$29	$41
Non-cash financing activities:
Conversion of convertible notes to common stock	$350	$—
See accompanying notes to financial statements

Vallon Pharmaceuticals, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)

1.ORGANIZATION AND DESCRIPTION OF BUSINESS
Vallon Pharmaceuticals, Inc. (Vallon or the Company) was incorporated in Delaware in January 2018 (inception) and is based in Philadelphia, PA.
The Company is a biopharmaceutical company focused on the development and commercialization of novel abuse-deterrent medications for central nervous system (CNS) disorders. The Company’s lead investigational product candidate, ADAIR, is a proprietary, abuse-deterrent oral formulation of immediate-release dextroamphetamine (the main active ingredient in Adderall®) for the treatment of attention-deficit/hyperactivity disorder (ADHD) and narcolepsy. The Company plans to develop other abuse-deterrent products, which have potential for abuse in their current forms, beginning with the development of ADMIR, an abuse deterrent formulation of Ritalin, for which the Company has completed formulation development work.
2.LIQUIDITY
These financial statements have been prepared on the basis that the Company is a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company has not generated any significant revenues from operations since inception, and does not expect to do so in the foreseeable future. The Company has incurred operating losses since inception and has incurred $21,902 in accumulated deficit through December 31, 2021. The Company has financed its working capital requirements to date through the issuance of common stock, convertible notes, short-term promissory notes, and a Paycheck Protection Program (PPP) note.
In January 2021, the Company completed a $350 convertible note financing and in February 2021, the Company closed on its initial public offering (IPO) raising net proceeds of approximately $15,500. As of December 31, 2021, the Company had cash, cash equivalents and marketable securities of approximately $7,510, which management expects will provide funding for its ongoing business activities into the third quarter of 2022.
The Company’s ability to continue as a going concern is dependent on its ability to raise substantial additional capital to fund its business activities, including its research and development program. The Company intends to raise capital through additional issuances of common stock and /or short-term notes, but there can be no assurances any such financing will be available when needed or that the Company’s research and development efforts will be successful. If the Company is not able to obtain additional financing on acceptable terms and in the amounts necessary to fully fund its future operating requirements, it may be forced to reduce or discontinue its operations entirely. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.
3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
References in this Annual Report on Form 10-K to “authoritative guidance” is meant to refer to accounting principles generally accepted in the United States of America (GAAP) as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) of the Financial Accounting Standards Board (FASB).
Recapitalization
Immediately prior to the closing of the IPO (Note 10), the Company effected a one-for-40 reverse stock split of its common stock. All share and per share amounts, excluding the number of authorized shares and par value, contained in these financial statements and accompanying notes, and this Annual Report on Form 10-K give retroactive effect to the reverse split.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and

Vallon Pharmaceuticals, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Estimates and assumptions are primarily made in relation to the valuation of share options, the embedded derivative of convertible notes, warrant issuance, valuation allowances relating to deferred tax assets, revenue recognition, accrued expenses and estimation of the incremental borrowing rate for the finance lease. If actual results differ from the Company’s estimates, or to the extent these estimates are adjusted in future periods, the Company’s results of operations could either benefit from, or be adversely affected by, any such change in estimate.
Concentration of credit risk
The Company from time to time during the period covered by these financial statements may have had bank account balances in excess of federally insured limits. The Company has not experienced losses in such accounts. The Company believes that it is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.
Cash equivalents
Cash equivalents are highly-liquid investments that are readily convertible into cash with original maturities of three months or less when purchased and as of December 31, 2021 and 2020 included investment in money market funds.
Marketable Securities
Marketable securities consist of debt securities that are designated as available-for-sale. Marketable debt securities are recorded at fair value and unrealized holding gains or losses are reported as a component of accumulated other comprehensive income (loss). Amortization of premiums and discounts on marketable securities are included in interest expense, net on the statements of operations and comprehensive loss.
Realized gains or losses resulting from the sale of these securities are determined based on the specific identification of the securities sold. An impairment charge is recognized when the decline in the fair value of a debt security below the amortized cost basis is determined to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the duration and severity of any decline in fair value below the amortized cost basis, any adverse changes in the financial condition of the issuers and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.
Fair value of financial instruments
The Company follows ASC 820, Fair Value Measurements and Disclosures (ASC 820), to measure the fair value of its financial statements and disclosures about fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of fair value hierarchy defined by ASC 820 are described below:
Level 1:Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
Level 2:Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3:Pricing inputs that are generally unobservable inputs and not corroborated by market data.
The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lower priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input

Vallon Pharmaceuticals, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
that is significant to the fair value measurement of the instrument. The Company uses this framework for measuring fair value and disclosures about fair value measurement. The Company uses fair value measurements in areas that include derivative instruments.
The Company recognizes transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. The carrying amounts reported in the balance sheets for cash and cash equivalents, prepaid expenses and other current assets, accounts payable, accrued expenses, and note payable approximate their fair value based on the short-term maturity of these instruments.
Property and equipment
Property and equipment are stated at cost. The Company commences depreciation when the asset is placed in service. Computers and peripheral equipment are depreciated on a straight-line method over useful lives of three years.
Leases
The Company determines whether an arrangement is a lease at contract inception by establishing if the contract conveys the right to use, or control the use of, identified property, plant, or equipment for a period of time in exchange for consideration. Leases may be classified as finance leases or operating leases. Lease right-of-use (ROU) assets and lease liabilities recognized in the accompanying balance sheet represent the right to use an underlying asset for the lease term and an obligation to make lease payments arising from the lease respectively.
At each reporting date, the finance lease liabilities are increased by interest and reduced by repayments made under the lease agreements. The ROU asset is subsequently measured at the amount of the remeasured lease liability (i.e. the present value of the remaining lease payments), any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term, and any unamortized initial direct costs.
Licensing revenues
The Company has a license agreement (the Medice License Agreement) with MEDICE Arzneimittel Pütter GmbH & Co. KG (Medice), a related party (Note 13). The license agreement provides for an exclusive license to develop, use, manufacture, market and sell ADAIR throughout Europe, a non-refundable up-front payment, potential regulatory and sales milestones and potential royalty payments. The Company analyzed the performance obligations under the license agreements, the consideration received to date and the consideration the Company could receive in the future as part of its analysis in accordance with ASC 606– Revenue from Contracts with Customers (ASC 606). The Company recognized $100 as licensing revenue during the year ended December 31, 2020. No licensing revenue was recognized during the year ended December 31, 2021.
Research and development
Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third party contractors to perform research, conduct clinical trials and manufacture drug supplies and materials. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of service performed and costs incurred.
Stock-based compensation
The Company recognizes expense for employee and non-employee stock-based compensation in accordance with ASC Topic 718, Stock-Based Compensation (ASC 718). ASC 718 requires that such transactions be accounted for using a fair value-based method. The estimated fair value of the options is amortized over the vesting period, based on the fair value of the options on the date granted, and is calculated using the Black-Scholes option-pricing model. The Company accounts for forfeitures as incurred. In considering the fair value of the underlying stock when the Company granted options, the Company considered several factors including the fair values established by market transactions. Stock option-based compensation includes estimates and judgments of when stock options might be exercised and stock price volatility. The timing of option exercises is out of the Company's control and

Vallon Pharmaceuticals, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
depends upon a number of factors including the Company's market value and the financial objectives of the option holders. These estimates can have a material impact on the stock compensation expense but will have no impact on the cash flows. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised. The Company uses the expected term, rather than the contractual term, for both employee and consultant options issued.
Derivative instruments
The Company evaluated its convertible notes to determine if those contracts or embedded components of those contracts qualified as derivatives to be separately accounted for in accordance with ASC 815, Derivatives and Hedging. The result of this accounting treatment is that the fair value of the embedded derivative is marked to market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statements of operations as other income or expense. Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity.
In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.
Equity instruments that are initially classified as equity that become subject to reclassification are reclassified to liability at the fair value of the instrument on the reclassification date. Derivative instrument liabilities are classified in the balance sheets as current or non-current to correspond with its host instrument.
Income taxes
Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and the expected benefits of net operating loss carryforwards. The impact of changes in tax rates and laws on deferred taxes, if any, applied during the period in which temporary differences are expected to be settled, is reflected in the Company's financial statements in the period of enactment. The measurement of deferred tax assets is reduced, if necessary, if, based on the weight of the evidence, it is more likely than not that some, or all, of the deferred tax assets will not be realized. As of December 31, 2021 and 2020, the Company concluded that a full valuation allowance was necessary for all of its net deferred tax assets. The Company had no amounts recorded for uncertain tax positions, interest or penalties in the accompanying consolidated financial statements.
Net loss per common share
Basic net loss per common share is computed based on the weighted average number of shares of common stock outstanding during each year. Diluted net loss per common share is computed based on the weighted average number of shares of common stock outstanding during each year, plus the dilutive effect of options considered to be outstanding during each year, in accordance with ASC 260, Earnings Per Share.
Recent accounting pronouncements
The Company considers the applicability and impact of all ASUs. ASUs not discussed below were assessed and determined to be either not applicable or are expected to have minimal impact on the financial statements.
On January 1, 2021, the Company adopted ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principals in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending the existing guidance. The adoption of this standard did not have a material impact on the Company’s financial statements.

Vallon Pharmaceuticals, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
4.MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS
Marketable Securities
The following is a summary of the Company’s available-for-sale securities as of the dates indicated:

	As of December 31, 2021
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable Securities:
Debt securities:
Corporate bonds	$1,153	$—	$(1)	$1,152
Municipal bonds	2,657	—	(1)	2,656
Total	$3,810	$—	$(2)	$3,808
All of the Company’s investments in marketable debt securities are accounted for as available-for-sale securities and have contractual maturity dates of one year or less.
Fair Value Measurements
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.
As of December 31, 2021, all of the Company’s marketable securities were classified as Level 2 assets.
The fair value of the embedded derivative liability identified in the 2021 Convertible Notes was a Level 3 fair value measurement. As of February 12, 2021, the embedded derivative was remeasured based upon the conversion price of $8.00 per share upon closing of the IPO. As such, an expense of $89 was recorded in the first quarter of 2021.
The following table presents the activity for the liability measured at estimated fair value using unobservable inputs for the year ended December 31, 2021:

Beginning balance, January 1, 2021	$—
Additions during the year ended December 31, 2021	89
Transfer out of Level 3	89
Balance at December 31, 2021	$—
5.LEASES
The Company has a financing lease in relation to equipment utilized in the commercial scale manufacturing of ADAIR. The Company evaluates renewal options at lease inception on an ongoing basis and includes renewal options that it is reasonably certain to exercise in its expected lease terms when classifying leases and measuring lease liabilities. Lease agreements generally do not require material variable lease payments, residual value guarantees or restrictive covenants.
Financing lease ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of minimum lease payments over the lease term. The Company utilized the interest rate implicit in the lease. The lease term is based on the non-cancellable period in the lease contract. Any termination fees are included in the calculation of the ROU asset and lease liability when it is assumed that the lease will be terminated.

Vallon Pharmaceuticals, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
The table below presents the finance lease assets and liabilities recognized on the Company's balance sheets:

		December 31,
	Balance Sheet Line Item	2021	2020
Non-current finance lease assets	Other assets	$206	$279
Finance lease liabilities:
Current finance lease liabilities	Other current liabilities	97	105
Non-current finance lease liabilities	Other liabilities	72	170
Total finance lease liabilities		$169	$275
The Company’s weighted average remaining lease term and weighted average discount rate for its financing lease as of December 31, 2021 are:

December 31, 2021
Weighted-average remaining lease term - finance lease	1.75 years
Weighted-average discount rate - finance lease	13.50%
Cash flows related to the measurement of financing lease assets and liabilities were as follows:

	Year Ended December 31,
	2021	2020
Operating cash flows from finance lease amortization	$73	$74
Financing cash flows from finance lease payments	$106	$65
The maturities of the finance lease liability as of December 31, 2021 are as follows:

December 31, 2021
2022	$114
2023	76
Total lease payments	190
Less: Imputed interest	21
Present value of lease liability	$169
6.ACCRUED EXPENSES
Accrued expenses consisted of:

	December 31,
	2021	2020
Accrued expenses:
Research and development	$894	$259
General and administrative	183	156
Payroll and related	291	342
Licensing related	62	81
Other	—	9
Total accrued expenses	$1,430	$847

Vallon Pharmaceuticals, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
7.PPP NOTE AND CONVERTIBLE NOTES
In May 2020, the Company issued a promissory note under the PPP (the PPP Note) totaling $61. The note had a stated interest rate of 1% and had a two-year maturity. Payments were required to be made over a 1.5 years period beginning in November 2020 unless forgiven. In January 2021, the Company was notified that the loan along with accumulated interest had been forgiven. As a result, the Company recorded income from the extinguishment of its obligation in the amount of $61 as other income on the accompanying statements of operations and comprehensive loss.
In January 2021, the Company entered into a Convertible Promissory Note Purchase Agreement with certain existing stockholders, including Salmon Pharma, an affiliate of Medice, and David Baker, the Company’s Chief Executive Officer, pursuant to which the Company issued the 2021 Convertible Notes, for cash proceeds of $350. The 2021 Convertible Notes bore an interest rate of 7.0% per annum, non-compounding, and had a maturity date of September 30, 2021. The 2021 Convertible Notes converted into 54,906 shares of the Company’s common stock upon completion of the IPO. The Company identified the mandatory conversion into shares of the Company’s common stock as a redemption feature, which requires bifurcation from the 2021 Convertible Notes and treated it as a derivative liability under ASC 815 as the redemption feature was not clearly and closely related to the debt. The Company evaluated the fair value of the derivative liability. Upon the conversion of the 2021 Convertible Notes to common stock at the closing of the IPO, the embedded derivative liability was remeasured and removed from the balance sheet.
8.EMPLOYEE BENEFIT PLANS
The Company maintains a tax-qualified SIMPLE IRA retirement plan which covers all employees. Pursuant to the SIMPLE IRA program, employees are eligible to contribute to an individual SIMPLE IRA account on a tax-deferred basis. The Company makes matching contributions to the employee’s SIMPLE IRA account in an amount up to 3% of the employee’s base salary (subject to applicable IRS compensation limits). Expenses related to Company contributions were $24 and $17 for the years ended December 31, 2021 and 2020, respectively.
9.COMMITMENTS AND CONTINGENCIES
Employment agreements
The Company has entered into employment contracts with its officers that provide for severance and continuation of benefits in the event of termination of employment by the Company without cause or by the employee for good reason. In addition, in the event of termination of employment following a change in control, the vesting of certain equity awards may be accelerated.
Litigation
In November 2021, the Company was named as a defendant in a putative class action lawsuit filed in the California Superior Court, County of Los Angeles, styled Rendon v. Vallon, Inc., et al. The complaint brought one claim for violation of California’s Unruh Civil Rights Act (Unruh Act), alleging that the Company’s website is not compatible with software used by vision-impaired individuals. The Company settled the lawsuit for an immaterial amount.
COVID-19 Impact
The global COVID-19 pandemic continues to present uncertainty and unforeseeable new risks to the Company’s operations and business plan. The Company has closely monitored recent COVID-19 developments, including states’ lifting COVID-19 safety measures, drops in vaccination rates, and the spread of various coronavirus strains such as the Delta and Omicron variants. In light of these developments, the full impact of the COVID-19 pandemic on the Company’s business, operations and clinical development plans remains uncertain and will vary depending on the pandemic’s future impact on its clinical trial enrollment, clinical trial sites, clinical research organizations (CROs), third-party manufacturers, and other third parties with whom the Company does business, as well as any legal or regulatory consequences resulting therefrom. To the extent possible, the Company

Vallon Pharmaceuticals, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
is conducting business as usual, with necessary or advisable modifications to employee travel and with most of its employees and consultants working remotely. The Company will continue to actively monitor the COVID-19 situation and may take further actions that alter its operations, including those that may be required by federal, state or local authorities, or that it determines is in the best interests of its employees and other third parties with whom the Company does business.
10.STOCKHOLDERS EQUITY (DEFICIT)
Common Stock
In February 2021, the Company completed its IPO of 2,250,000 shares of common stock at a public offering price of $8.00 per share. As a result of the IPO, the Company received approximately $15,500 in net proceeds, after deducting discounts and commissions of $1,600 and offering expenses of approximately $905.
Common Stock Warrants
In connection with the IPO, the Company granted the underwriters warrants (the Underwriters' Warrants) to purchase an aggregate of 112,500 shares of common stock at an exercise price of $10.00 per share. The Underwriters’ Warrants have a five-year term and became exercisable after August 12, 2021.
The Black-Scholes option-pricing model was used to estimate the fair value of the warrants with the following weighted-average assumptions:

Volatility	85.0%
Expected term in years	2.5
Dividend rate	0.0%
Risk-free interest rate	0.155%
As of December 31, 2021, all of the Underwriters’ Warrants were outstanding.
11.STOCK-BASED COMPENSATION
The Company issues stock-based awards pursuant to its 2018 Equity Incentive Plan (the 2018 Plan). The 2018 Plan provides for the granting of stock options, restricted stock, or restricted stock units. The Company's employees, officers, directors and other persons are eligible to receive awards under the Plan. The number of shares of the Company's common stock authorized under the 2018 Plan will automatically increase on January 1st of each year until the expiration of the 2018 Plan, in an amount equal to four percent of the total number of shares of the Company's common stock outstanding on December 31st of the preceding calendar year, subject to the discretion of the Company's board of directors or compensation committee to determine a lesser number of shares shall be added for such year. The total number of shares authorized for issuance under the 2018 Plan was 621,022 as of December 31, 2021.
The amount, terms of grants, and exercisability provisions are determined and set by the Company's board of directors or compensation committee. The Company measures employee stock-based awards at grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the award. Stock-based awards issued to non-employees are revalued until the award vests.

Vallon Pharmaceuticals, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
The Company recorded stock-based compensation related to stock options issued under the 2018 Plan in the following expense categories of its accompanying statements of operations for the years ended December 31, 2021 and 2020:

	For the Year Ended December 31,
	2021	2020
Research and development	$83	$103
General and administrative	543	51
Total	$626	$154
The Company has granted stock options to purchase its common stock to employees and consultants under the 2018 Plan that generally have a contractual life of up to 10 years. The Company has also granted certain stock options outside of the 2018 Plan. As of December 31, 2021, all equity awards granted from the 2018 Plan were in the form of stock options.
The Company measures equity-based awards granted to employees, and non-employees based on their fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period or performance-based period, which is generally the vesting period of the respective award. The measurement date for equity awards is the date of grant, and equity-based compensation costs are recognized as expense over the requisite service period, which is the vesting period or for certain performance-based awards. The Company records the expense for these awards if it concludes that it is probable that the performance condition will be achieved.
The table below represents the activity of stock options granted to employees and non-employees for the year ended December 31, 2021:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)
Outstanding at December 31, 2020	266,250	$2.94	8.22
Granted	442,240	$4.00
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2021	708,490	$3.60	8.64
Exercisable at December 31, 2021	205,888	$2.94	7.80
Vested and expected to vest at December 31, 2021	708,490	$3.60	8.64
The Black-Scholes option-pricing model was used to estimate the grant date fair value of each stock option grant at the time of grant using the following weighted-average assumptions:

	For the Year Ended December 31,
	2021	2020
Volatility	83.78%	85.00%
Expected term in years	5.85	5.80
Dividend rate	0.00%	0.00%
Risk-free interest rate	1.01%	0.64%
Fair value of common stock on grant date	$4.00	$4.72
The aggregate intrinsic value of stock options outstanding and stock options exercisable as of December 31, 2021 was $1,716 and $640, respectively. At December 31, 2021, the unrecognized compensation cost related to unvested stock options expected to vest was $885. This unrecognized compensation is expected to be recognized over a weighted-average amortization period of 2.49 years.

Vallon Pharmaceuticals, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
12.INCOME TAX
A reconciliation of income tax expense (benefit) at the US federal statutory income tax rate and the income tax provision in the financial statements is as follows:

	December 31,
	2021	2020
Expected income tax benefit at the federal statutory rate	21.0%	21.0%
State and local taxes, net of federal benefit	10.6	12.8
Non-deductible items and other	(0.5)	—
Prior year provision to return adjustments	—	6.4
Change in valuation allowance	(31.1)	(40.2)
Total	—%	—%
Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
The principal components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2021	2020
Deferred tax assets:
Federal and state net operating loss carryforwards	$6,617	$3,939
Share based compensation	308	97
Lease liabilities	57	96
Accruals and other	98	108
Gross deferred tax assets	7,080	4,240
Less: deferred tax liabilities	(70)	(94)
Less: valuation allowance	(7,010)	(4,146)
Net deferred tax assets	$—	$—
Based on the Company’s history of losses, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2021 and 2020. The Company increased its valuation allowance by approximately $2,864 for the year ended December 31, 2021. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support a reversal of the allowance.
As of December 31, 2021, the Company had federal, state and local net operating loss carryforwards of $20,125, $20,362, and $15,866, respectively. The federal net operating loss carryforwards do not expire. The state and local losses begin to expire in the year ending December 31, 2038.
Under the provisions of Sections 382 and 383 of the Internal Revenue Code (IRC), certain substantial changes in the Company’s ownership may have limited, or may limit in the future, the amount of net operating loss and credit carryforwards that can be used to reduce future income taxes if there has been a significant change in ownership of the Company, as defined by the IRC. Future owner or equity shifts could result in limitations on net operating loss and credit carryforwards.
The Company evaluates tax positions for recognition using a more-likely-than-not recognition threshold, and those tax positions eligible for recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon the effective settlement with a taxing authority that has full knowledge of all relevant information. As of December 31, 2021 and 2020, the Company had no unrecognized income tax benefits that would affect the Company’s effective tax rate if recognized. The Company would recognize both accrued interest and penalties related to unrecognized benefits in income tax expense. The Company’s uncertain tax positions yet to be

Vallon Pharmaceuticals, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
determined would be related to years that remain subject to examination by relevant tax authorities. Since the Company is in a loss carryforward position, the Company is generally subject to examination by the U.S. federal, state and local income tax authorities for all tax years in which a loss carryforward is available.
13.RELATED PARTY TRANSACTIONS
On January 2020, the Company entered into a license agreement with Medice which grants Medice an exclusive license, with the right to grant sublicenses, to develop, use, manufacture, market and sell ADAIR throughout Europe. Medice is responsible for obtaining regulatory approval of ADAIR in the licensed territory. Under the license agreement, Medice paid Vallon a $100 upfront payment and is required to pay milestone payments upon first obtaining regulatory approval to market and sell ADAIR in any country, territory or region in the licensed territory and upon achieving certain annual net sales thresholds. Medice will also pay tiered royalties on annual net sales of ADAIR at rates in the low double-digits. The initial term of the license agreement will expire five years after the date on which Medice first obtains regulatory approval in any country, territory or region in the licensed territory.
In January 2021, the Company entered into a Convertible Promissory Note Purchase Agreement with certain existing stockholders, including Salmon Pharma, an affiliate of Medice, and David Baker, the Company’s Chief Executive Officer, pursuant to which the Company issued the 2021 Convertible Notes for cash proceeds of $350. The 2021 Convertible Notes bore an interest rate of 7.0% per annum, non-compounding, and had a maturity date of September 30, 2021. The 2021 Convertible Notes converted into 54,906 shares of the Company’s common stock upon completion of the IPO.

Vallon Pharmaceuticals, Inc.
Balance Sheets
(in thousands, except share and per share amounts)

	September 30, 2022	December 31, 2021
Assets	(unaudited)
Current assets:
Cash and cash equivalents	$4,732	$3,702
Marketable securities, available-for-sale	419	3,808
Prepaid expenses and other current assets	418	619
Total current assets	5,569	8,129
Other assets	—	206
Total assets	$5,569	$8,335

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$1,185	$918
Accrued expenses	700	1,430
Warrant liability	225	—
Other current liabilities	—	97
Total current liabilities	2,110	2,445
Other liabilities	—	72
Total liabilities	2,110	2,517

Commitments and contingencies (Note 10)

Stockholders' equity:
Common stock, $0.0001 par value; 250,000,000 shares authorized as of September 30, 2022 and December 31, 2021; 12,732,836 and 6,812,836 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	1	—
Additional paid-in-capital	30,802	27,722
Accumulated other comprehensive loss	(1)	(2)
Accumulated deficit	(27,343)	(21,902)
Total stockholders’ equity	3,459	5,818
Total liabilities and stockholders' equity	$5,569	$8,335
See accompanying notes to unaudited interim financial statements.

Vallon Pharmaceuticals, Inc.
Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Operating expenses:
Research and development	$(18)	$215	$1,529	$3,189
General and administrative	1,422	1,038	4,014	2,976
Total operating expenses	1,404	1,253	5,543	6,165
Loss from operations	(1,404)	(1,253)	(5,543)	(6,165)
Other income	—	—	—	61
Revaluation of derivative liability	—	—	—	(89)
Change in fair value of warrant liability	757	—	490	—
Loss on warrant conversion	(388)	—	(388)	—
Interest income (expense), net	2	(4)	—	(14)
Net loss	(1,033)	(1,257)	(5,441)	(6,207)
Other comprehensive income (loss):
Unrealized gain (loss) on investments	2	(1)	1	(1)
Total comprehensive loss	$(1,031)	$(1,258)	$(5,440)	$(6,208)

Net loss per share of common stock, basic and diluted	$(0.09)	$(0.18)	$(0.59)	$(0.96)
Weighted-average common shares outstanding, basic and diluted	12,105,445	6,812,836	9,219,869	6,449,522
See accompanying notes to unaudited interim financial statements.

Vallon Pharmaceuticals, Inc.
Statements of Changes in Stockholders’ Equity (Deficit)
(in thousands, except shares)
(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Stockholders’ Equity (Deficit)
	Shares	Amount
Balance, December 31, 2020	4,506,216	$—	$11,145	$—	$(12,599)	$(1,454)
Issuance of common stock for convertible notes	54,906	—	439	—	—	439
Issuance of common stock for IPO, net of issuance expenses	2,250,000	—	15,104	—	—	15,104
Issuance of common stock for services	1,714	—	9	—	—	9
Issuance of Underwriters Warrants	—	—	399	—	—	399
Stock-based compensation	—	—	168	—	—	168
Net loss	—	—	—	—	(2,638)	(2,638)
Balance, March 31, 2021	6,812,836	—	27,264	—	(15,237)	12,027
Stock-based compensation	—	—	138	—	—	138
Net loss	—	—	—	—	(2,312)	(2,312)
Balance, June 30, 2021	6,812,836	—	27,402	—	(17,549)	9,853
Stock-based compensation	—	—	134	—	—	134
Unrealized loss on investments	—	—	—	(1)	—	(1)
Net loss	—	—	—	—	(1,257)	(1,257)
Balance September 30, 2021	6,812,836	$—	$27,536	$(1)	$(18,806)	$8,729

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2021	6,812,836	$—	$27,722	$(2)	$(21,902)	$5,818
Stock-based compensation	—	—	181	—	—	181
Unrealized loss on marketable securities, available-for-sale	—	—	—	(4)		(4)
Net loss	—	—	—	—	(2,635)	(2,635)
Balance, March 31, 2022	6,812,836	—	27,903	(6)	(24,537)	3,360
Issuance of common stock, net of offering expenses	3,700,000	1	2,160	—	—	2,161
Stock-based compensation	—	—	(85)	—	—	(85)
Unrealized gain on marketable securities, available-for-sale	—	—	—	3	—	3
Net loss	—	—	—	—	(1,773)	(1,773)
Balance June 30, 2022	10,512,836	1	29,978	(3)	(26,310)	3,666
Balance, Issuance of common stock upon warrant exercise	2,220,000	—	960	—	—	960
Stock-based compensation	—	—	(136)	—	—	(136)
Unrealized gain on marketable securities, available-for-sale	—	—	—	2	—	2
Net loss	—	—	—	—	(1,033)	(1,033)
Balance September 30, 2022	12,732,836	$1	$30,802	$(1)	$(27,343)	$3,459
See accompanying notes to unaudited interim financial statements.

Vallon Pharmaceuticals, Inc.
Statements of Cash Flows
(in thousands)
(Unaudited)

	Nine Months Ended September 30,
	2022	2021
Operating activities:
Net loss	$(5,441)	$(6,207)
Adjustments to reconcile net loss to cash used in operating activities:
Amortization of finance lease right-of-use asset	206	55
Amortization of marketable securities premiums	29	11
Stock-based compensation expense	(40)	440
Revaluation of derivative liability	—	89
Change in fair value of warrant liability	(490)	—
Loss on warrant conversion	388	—
Forgiveness of PPP note	—	(61)
Non-cash interest, depreciation and other expense	—	2
Change in operating assets and liabilities:
Prepaid expenses and other current assets	200	(213)
Accounts payable	114	(729)
Accrued expenses	(730)	(116)
Cash used in operating activities	(5,764)	(6,729)

Investing activities:
Purchase of marketable securities	(640)	(3,266)
Sale of marketable securities	4,002	—
Cash provided by (used in) investing activities	3,362	(3,266)

Financing activities:
Proceeds from issuance of common stock and warrants, net of offering expenses	3,447	15,503
Proceeds from convertible notes	—	350
Payment of finance lease liability	(15)	(83)
Cash provided by financing activities	3,432	15,770

Net increase in cash and cash equivalents	1,030	5,775
Cash and cash equivalents, at beginning of period	3,702	109
Cash and cash equivalents, at end of period	$4,732	$5,884
Supplemental disclosure of cash flows information:
Noncash financing activities:
Conversion of convertible notes to common stock	$—	$350
Finance lease liability costs included in accounts payable	$154	$—
Non-cash exercise of warrants	$960	$—
See accompanying notes to unaudited interim financial statements.

Vallon Pharmaceuticals, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)

1.ORGANIZATION AND DESCRIPTION OF BUSINESS
Vallon Pharmaceuticals, Inc. (Vallon or the Company), based in Philadelphia, PA was incorporated in Delaware on January 11, 2018, which is the date of inception.
The Company is a biopharmaceutical company focused on the development and commercialization of novel abuse-deterrent medications for CNS disorders. The Company’s lead investigational product candidate, ADAIR, is a proprietary, abuse-deterrent oral formulation of immediate-release dextroamphetamine (the main active ingredient in Adderall®) for the treatment of attention-deficit/hyperactivity disorder (ADHD) and narcolepsy. In March 2022, the Company announced that its SEAL study for ADAIR did not reach its primary endpoint, and there is no assurance that ADAIR will receive approval by the U.S. Food and Drug Administration (the FDA). In addition to ADAIR, the Company completed formulation development work and selected the final formulation of its second product candidate, ADMIR, an abuse deterrent formulation of methylphenidate (Ritalin®), for the treatment of ADHD.
Recent Developments
The SEAL study (Study to Evaluate the Abuse Liability, Pharmacokinetics, Safety and Tolerability of an Abuse-Deterrent d-Amphetamine Sulfate Immediate Release Formulation), was the Company’s pivotal intranasal human abuse liability study assessing the pharmacodynamics (PD), pharmacokinetics (PK), safety and tolerability of snorting professional laboratory-manipulated ADAIR 30 mg when compared to crushed d-amphetamine sulfate and placebo in recreational drug users. ADAIR was prepared for snorting by a pharmacist using a multi-step technique that had been developed by a professional laboratory and agreed upon by the FDA. The SEAL study enrolled 55 subjects, of whom 53 completed the study and 52 were included in the final analysis. The study involved a four-way crossover design to evaluate professionally manipulated, intranasal ADAIR 30 mg, crushed intranasal dextroamphetamine, ADAIR 30 mg taken orally, and placebo. All subjects were non-dependent recreational stimulant users with an additional history of recreational intranasal drug use.
The SEAL study did not meet its primary endpoint, which was Emax Drug Liking. ADAIR scored similarly to what was observed in an earlier proof-of-concept study, however, reference dextroamphetamine did not score as high as expected and as seen in the previous study, thus driving the lack of statistical significance. The SEAL study did meet all pharmacodynamic secondary endpoints including Overall Drug Liking and willingness to Take Drug Again at 12 and 24 hours post-dosing, demonstrating statistical significance.
The Company is continuing to assess the best path forward for the ADAIR and ADMIR development programs. In addition, the Company has engaged Ladenburg Thalmann & Co. Inc. (Ladenburg) to evaluate its strategic alternatives with the goal of maximizing stockholder value. Ladenburg has been engaged to advise the Company on the strategic review process, which could include, without limitation, exploring the potential for a possible merger, business combination, investment into the Company, or a purchase, license or other acquisition of assets. In the meantime, and in conjunction with the exploration of strategic alternatives, the Company is streamlining its operations in order to preserve its capital and cash resources.

Vallon Pharmaceuticals, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
2.LIQUIDITY
These financial statements have been prepared on the basis that the Company is a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company has not generated any significant revenues from operations since inception and does not expect to do so in the foreseeable future. The Company has incurred operating losses since its inception and has incurred and accumulated deficit of $27,343 through September 30, 2022. The Company has financed its working capital requirements to date through the issuance of common stock, warrants, convertible notes, short-term promissory notes, and a Paycheck Protection Program (PPP) promissory note.
In January 2021, the Company completed a $350 convertible note financing and in February 2021, the Company completed the initial public offering (IPO), raising net proceeds of $15,500.
On May 17, 2022, the Company entered into a Securities Purchase Agreement with certain investors (the Securities Purchase Agreement) for the sale of up to 3,700,000 shares of the Company’s common stock, par value $0.0001 per share (the Shares), at a purchase price of $1.0632 per Share in a registered direct offering (the Offering). In a concurrent private placement also pursuant to the Securities Purchase Agreement (the Private Placement), for each Share of common stock purchased by an investor, such investor was entitled receive from the Company an unregistered warrant (the Warrant and, together with the Shares, the Securities) to purchase one Share of common stock. The gross proceeds from the Offering and Private Placement were approximately $3,900, before deducting fees payable to the placement agent and other estimated offering expenses payable by the Company of approximately $572, of which $85 related to the warrants was expensed.
As of September 30, 2022, the Company had cash, cash equivalents and marketable securities of approximately $5,151.
The Company expects to incur ongoing expenses as it evaluates its plans for the ADAIR and ADMIR programs and strategic alternatives after it announced in March 2022 that the SEAL study of ADAIR for the treatment of ADHD failed to meet statistical significance for its primary endpoint. The Company is currently assessing the best path forward for the ADAIR and ADMIR programs and has no other product candidates undergoing clinical trials. The Company’s future capital requirements are difficult to forecast and will depend on many factors, including but not limited to the terms and timing of any strategic alternatives including a merger or business combination, asset acquisitions or sales, collaborations or licensing arrangements.
If the Company raises additional funds by issuing equity securities, its stockholders may experience dilution. Any future debt financing may impose upon it covenants that restrict our operations, including limitations on its ability to incur liens or additional debt, pay dividends, repurchase its common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any equity or debt financing may contain terms that are not favorable to the Company or its stockholders. If the Company is unable to raise additional funds when needed, it may be required to delay, reduce or terminate some or all of its development programs and clinical trials. The Company may also be required to sell or license to other parties’ rights to develop or commercialize its drug candidates that it would prefer to retain. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern. The Company expects to continue to incur expenses and operating losses at least for the foreseeable future as it evaluates future plans for the ADAIR and ADMIR programs as well as its strategic alternatives.
3.BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial periods and pursuant to the rules of the Securities and Exchange Commission. References in this Quarterly Report on Form 10-Q to “authoritative guidance” is meant to refer to GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) of the Financial Accounting Standards Board (FASB). The                December 31, 2021 balance sheet was derived from audited financial statements.

Vallon Pharmaceuticals, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
In the opinion of management, the unaudited interim financial statements furnished herein include all normal and recurring adjustments considered necessary to present fairly the Company’s financial position as of September 30, 2022, and the results of operations and stockholders’ equity (deficit) for the three and nine months ended September 30, 2022 and 2021 and cash flows for the nine months ended September 30, 2022 and 2021. Results of operations for the three and nine months ended September 30, 2022, are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2022. The unaudited interim financial statements, presented herein, do not contain the required disclosures under GAAP for annual financial statements. The accompanying unaudited interim financial statements should be read in conjunction with the annual audited financial statements and related notes as of and for the year ended December 31, 2021 included in the Company’s Annual Report on Form 10-K filed with the SEC on February 14, 2022.
Recapitalization
Immediately prior to the closing of the IPO (Note 7), the Company effected a one-for-40 reverse stock split of its common stock. All share and per share amounts, excluding the number of authorized shares and par value, contained in these financial statements and accompanying notes, and this Quarterly Report on Form 10-Q give retroactive effect to the reverse split.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the unaudited interim financial statements and the reported amounts of expenses during the reporting period. Estimates and assumptions are primarily made in relation to the valuation of share options, the embedded derivative of convertible notes, warrant issuance and subsequent warrant revaluations, valuation allowances relating to deferred tax assets, revenue recognition, accrued expenses and estimation of the incremental borrowing rate for the finance lease. If actual results differ from the Company’s estimates, or to the extent these estimates are adjusted in future periods, the Company’s results of operations could either benefit from, or be adversely affected by, any such change in estimate.
Marketable Securities
Marketable securities consist of debt securities that are designated as available-for-sale. Marketable debt securities are recorded at fair value and unrealized holding gains or losses are reported as a component of accumulated other comprehensive income (loss).
Realized gains or losses resulting from the sale of these securities are determined based on the specific identification of the securities sold. An impairment charge is recognized when the decline in the fair value of a debt security below the amortized cost basis is determined to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the duration and severity of any decline in fair value below the amortized cost basis, any adverse changes in the financial condition of the issuers and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.
Warrant Liabilities, Change in Fair Value and Warrant Conversion
The Company evaluated the warrants issued in connection with the May 2022 registered direct financing (Note 7) in accordance with ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity (ASC 815-40), and concluded that a provision in the warrants related to the reduction of the exercise price in certain circumstances precludes the warrants from being accounted for as components of equity. As the warrants meet the definition of a derivative as contemplated in ASC 815, the warrants are recorded as derivative liabilities on the accompanying Balance Sheets and measured at fair value at inception and at each reporting date in accordance with ASC 820, Fair Value Measurement, with changes in fair value recognized in the accompanying Statements of Operations and Comprehensive Loss in the period of change. The derivative liabilities will ultimately be converted into the Company’s common stock when the warrants are exercised, or will be extinguished upon expiry of the warrant term. Upon exercise, the intrinsic value of the shares issued is transferred to stockholders’ equity. The difference between

Vallon Pharmaceuticals, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
the intrinsic value of the stock issued and the fair value of the warrant is recorded as gain or loss on the exchange in the accompanying Statements of Operations and Comprehensive Loss in the period of exercise.
Stock-based Compensation
The Company recognizes expense for employee and non-employee stock-based compensation in accordance with ASC Topic 718, Stock-Based Compensation (ASC 718). ASC 718 requires that such transactions be accounted for using a fair value-based method. The estimated fair value of the options is amortized over the vesting period, based on the fair value of the options on the date granted, and is calculated using the Black-Scholes option-pricing model. The Company accounts for forfeitures as incurred. In considering the fair value of the underlying stock when the Company granted options, the Company considered several factors including the fair values established by market transactions. Stock option-based compensation includes estimates and judgments of when stock options might be exercised and stock price volatility. The timing of option exercises is out of the Company's control and depends upon a number of factors including the Company's market value and the financial objectives of the option holders. These estimates can have a material impact on the stock compensation expense but will have no impact on the cash flows. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised. The Company uses the expected term, rather than the contractual term, for both employee and consultant options issued.
Recent Accounting Pronouncements
The Company considered the applicability and impact of all ASUs issued during the quarter ended September 30, 2022 and each was determined to be either not applicable or expected to have minimal impact on these financial statements.
4.MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS
Marketable Securities
The following is a summary of the Company’s available for sale securities as of the dates indicated:

	As of September 30, 2022
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable Securities:
Debt securities:
Corporate bonds	$150	$—	$—	$150
Municipal bonds	270	—	(1)	269
Total	$420	$—	$(1)	$419

	As of December 31, 2021
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable Securities:
Debt securities:
Corporate bonds	$1,153	$—	$(1)	$1,152
Municipal bonds	2,657	—	(1)	2,656
Total	$3,810	$—	$(2)	$3,808
Fair Value Measurements
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase consistency and comparability

Vallon Pharmaceuticals, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
in fair value measurements and related disclosures, ASC 820, Fair Value Measurement, establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of fair value hierarchy defined by ASC 820 are described below:
Level 1:Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2:Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.
Level 3:Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
As of September 30, 2022, the Company’s financial instruments included cash and cash equivalents, marketable securities, prepaid expenses and other current assets, accounts payable, accrued expenses, and the warrant liability. The carrying amounts reported in the balance sheets for cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair value based on the short-term maturity of these instruments. The Company recognizes transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.
The following table presents, for each of the fair value hierarchy levels required under ASC 820, the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2022:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Marketable securities, available-for-sale	$—	$419	$—
Liabilities:
Warrant liability	$—	$—	$225
On May 17, 2022, the Company issued 3,700,000 shares of common stock pursuant to a securities purchase agreement at a purchase price of $1.0632 per share in a registered direct offering (Note 7). In connection with the registered direct offering, the Company issued warrants to purchase an aggregate of 3,700,000 shares of common stock at an exercise price of $0.9382 per share. The warrants were classified as a liability in accordance with ASC 815-40 and the fair value of $225 is reflected in warrant liability on the accompanying Balance Sheets. The warrant liability was measured at fair value at inception and is revalued at each financial statement date, with changes in fair value presented within change in fair value of warrant liability in the accompanying Statements of Operations and Comprehensive Loss.
On July 25, 2022, the Company amended the terms of the warrants issued in May 2022 to obligate each warrant holder who signed the warrant amendment (Applicable Holder) to effect a cashless exercise, in whole, by August 10, 2022 (the Expiration Date). The warrant amendment entitled the Applicable Holder to receive one share of common stock for each warrant in lieu of the aggregate number of shares of common stock that would have been received using the cashless exercise formula set forth in the warrant agreement (Alternate Cashless Exercise). If the warrants held by the Applicable Holders were not exercised by the Expiration Date, they were automatically exercised pursuant to the Alternate Cashless Exercise. A total of 2,220,000 warrants were exercised pursuant to the Alternate Cashless Exercise. As a result of the warrant conversion, the Company recognized a $573 reversal of the warrant liability.

Vallon Pharmaceuticals, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
The following table presents the changes is the fair value of the Level 3 liability:

Warrant Liability
Fair value as of December 31, 2021	$—
Initial measurement on May 17, 2022	1,288
Warrant conversion	(573)
Change in valuation	(490)
Balance as of September 30, 2022	$225
The Black-Scholes valuation model was used to estimate the fair value of the warrants with the following weighted-average assumptions:

	(Initial Measurement)
	May 17, 2022	September 30, 2022
Volatility	130.8%	133.3%
Expected term in years	2.5	2.5
Dividend rate	0.0%	0.0%
Risk-free interest rate	2.67%	4.24%
The fair value of the embedded derivative liability identified in the 2021 Convertible Notes (Note 6) was a Level 3 fair value measurement. As of February 12, 2021, the embedded derivative was remeasured based upon the conversion price of $8.00 per share upon closing of the IPO. As such, an expense of $89 was recorded during the nine months ended September 30, 2021.
The following table summarizes the estimated fair value of our investments in marketable debt securities with stated contractual maturity dates, accounted for as available-for-sale securities and classified by the contractual maturity date of the securities:

As of September 30, 2022
Due in 1 year	$419
Due in 1-5 years	—
Due in 5-10 years	—
Due after 10 years	—
Total	$419
5.ACCRUED EXPENSES
Accrued expenses consist of the following:

	September 30, 2022	December 31, 2021
Research and development	$297	$894
General and administrative	106	183
Payroll and related	297	291
Licensing related	—	62
Total accrued expenses	$700	$1,430

Vallon Pharmaceuticals, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
6.PPP NOTE AND CONVERTIBLE NOTES
In May 2020, the Company issued a promissory note under the PPP (the PPP Note) totaling $61. The PPP Note had a stated interest rate of 1% and had a two-year maturity. Payments were required to be made over a 1.5-year period beginning November 1, 2020 unless forgiven. In January 2021, the Company was notified that the loan along with accumulated interest had been forgiven. As a result, the Company recorded income from the extinguishment of its obligation in accordance with ASC 405-20-40-1, disclosed in the amount of $61 included in other income on the accompanying statements of operations and comprehensive loss. The Small Business Administration (SBA) reserves the right to audit any PPP loan, regardless of size. These audits may occur after forgiveness has been granted. In accordance with the CARES Act, all borrowers are required to maintain the PPP loan documentation for six years after the PPP loan was forgiven or repaid in full and to provide that documentation to the SBA upon request.
In January 2021, the Company entered into a Convertible Promissory Note Purchase Agreement with certain existing stockholders, including Salmon Pharma, an affiliate of Medice, and David Baker, the Company’s Chief Executive Officer, pursuant to which the Company issued the 2021 Convertible Notes, for cash proceeds of $350. The 2021 Convertible Notes bore an interest rate of 7.0% per annum, non-compounding, and had a maturity date of September 30, 2021. The 2021 Convertible Notes converted into 54,906 shares of the Company’s common stock upon completion of the IPO. The Company identified the mandatory conversion into shares of the Company’s common stock as a redemption feature, which requires bifurcation from the 2021 Convertible Notes and treated it as a derivative liability under ASC 815 as the redemption feature was not clearly and closely related to the debt. The Company evaluated the fair value of the derivative liability. Upon the conversion of the 2021 Convertible Notes to common stock at the closing of the IPO, the embedded derivative liability was remeasured and removed from the balance sheet.
7.STOCKHOLDERS’ EQUITY (DEFICIT)
Common Stock
In February 2021, the Company completed the IPO of 2,250,000 shares of common stock at a public offering price of $8.00 per share. The gross proceeds from the IPO, before deducting underwriting discounts, commissions and other offering expenses payable by the Company, were $18,000. Underwriting discounts and expenses totaled $1,600 and the Company incurred approximately $905 of additional expenses related to completing the IPO for aggregate net proceeds were approximately $15,500.
On May 17, 2022, the Company sold 3,700,000 shares of common stock pursuant to a securities purchase agreement at a purchase price of $1.0632 per share in a registered direct offering (the Offering). The gross proceeds from the Offering were approximately $3,900, before deducting fees payable to the placement agent and other estimated offering expenses payable by the Company of approximately $572 of which $85 related to the warrants was expensed.
Common Stock Warrants
In connection with the IPO, the Company granted the underwriters warrants (the Underwriters' Warrants) to purchase an aggregate of 112,500 shares of common stock at an exercise price of $10.00 per share. The Underwriters’ Warrants have a five-year term and are not exercisable prior to August 12, 2021. The warrants were classified as equity and the fair value of $399 is reflected as additional paid-in capital. The Black-Scholes option-pricing model was used to estimate the fair value of the warrants with the following weighted-average assumptions:

Volatility	85.0%
Expected term in years	2.5
Dividend rate	0.0%
Risk-free interest rate	0.16%

Vallon Pharmaceuticals, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
In connection with the Offering, the Company issued warrants to purchase an aggregate of 3,700,000 shares of common stock at an exercise price of $0.9382 per share. The warrants have a five-year term. The warrants were classified as a liability and are revalued at each balance sheet date.
On July 25, 2022, the Company amended the terms of the warrants issued in May 2022 to obligate each warrant holder who signed the warrant amendment (Applicable Holder) to effect a cashless exercise, in whole, by August 10, 2022 (the Expiration Date). The warrant amendment entitled the Applicable Holder to receive one share of common stock for each warrant in lieu of the aggregate number of shares of common stock that would have been received using the cashless exercise formula set forth in the warrant agreement (Alternate Cashless Exercise). If the warrants held by the Applicable Holders were not exercised by the Expiration Date, they were automatically exercised pursuant to the Alternate Cashless Exercise. A total of 2,220,000 warrants were exercised pursuant to the Alternate Cashless Exercise. As a result of the warrant conversion, the Company recognized a $573 reversal of the warrant liability and a loss of $388. The fair value of $225 as of September 30, 2022 is reflected in warrant liability on the accompanying Balance Sheets (Note 4).
As of September 30, 2022, the Company had the following warrants outstanding to purchase common stock.

Number of Shares	Exercise Price per Share	Expiration Date
112,500	$10.00	February 12, 2026
1,480,000	$0.9382	May 17, 2027
8.STOCK-BASED COMPENSATION
The Company recorded stock-based compensation related to stock options and restricted stock units (RSUs) issued under the Company’s 2018 Equity Incentive Plan (2018 Plan) in the following expense categories of its accompanying statements of operations for the three and nine months ended September 30, 2022 and 2021:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
Research and development	$(97)	$22	$(208)	$61
General and administrative	(39)	112	168	379
Total	$(136)	$134	$(40)	$440
Stock Options
The Company has granted stock options to purchase its common stock to employees and consultants under the 2018 Plan, under which the Company may issue stock options, restricted stock and other equity-based awards. The Company has also granted certain stock options outside of the 2018 Plan. Stock options granted by the Company generally have a contractual life of up to 10 years.
The Company measures equity-based awards granted to employees, and non-employees based on their fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period or performance-based period, which is generally the vesting period of the respective award. The measurement date for service-based equity awards is the date of grant, and equity-based compensation costs are recognized as expense over the requisite service period, which is the vesting period for certain performance-based awards. The Company records expense for performance-based awards if it concludes that it is probable that the performance condition will be achieved. During the three and nine month periods ended September 30, 2022, the Company reversed stock based compensation related to performance awards with performance conditions deemed not probable of achievement.

Vallon Pharmaceuticals, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
The table below represents the activity of stock options granted to employees and non-employees for the nine months ended September 30, 2022:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)
Outstanding at December 31, 2021	708,490	$3.60	8.64
Granted	204,500	$5.22
Exercised	—	—
Forfeited	216,406	4.06
Outstanding at September 30, 2022	696,584	$3.93	8.30
Exercisable at September 30, 2022	315,991	$3.37	7.77
The Black-Scholes option-pricing model was used to estimate the grant date fair value of each stock option grant at the time of grant using the following weighted-average assumptions:

	For the Nine Months Ended September 30,
	2022	2021
Volatility	90.39%	83.50%
Expected term in years	5.98	5.90
Dividend rate	0.00%	0.00%
Risk-free interest rate	2.00%	0.99%
Fair value of option on grant date	$3.86	$3.87
At September 30, 2022, the unrecognized compensation cost related to unvested stock options expected to vest was $839. This unrecognized compensation is expected to be recognized over a weighted-average amortization period of 2.85 years.
Restricted Stock Units
The Company has issued performance-based and time-based RSUs. Vesting of the performance-based RSUs is subject to the achievement of certain milestones.
The following table summarizes the activity related to RSUs granted to employees for the nine months ended September 30, 2022:

Shares
Outstanding at December 31, 2021	—
Granted	188,023
Vested and settled	—
Expired/forfeited/canceled	—
Outstanding at September 30, 2022	188,023
During the nine months ended September 30, 2022, the Company granted 188,023 RSUs at a weighted average grant date fair value of $0.5683, of which 150,000 were performance-based RSUs and 38,023 were time-based RSUs. As of September 30, 2022, the milestones associated with the performance-based RSUs were not probable of achievement, and accordingly, no stock-based compensation expense has been recognized for these awards. Compensation expense related to time-based RSUs was $6 for the nine months ended September 30, 2022. The unrecognized compensation cost related to unvested performance-based RSUs was $83, which will be recognized commencing in the period in which the performance condition is deemed probable of achievement. The

Vallon Pharmaceuticals, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
unrecognized compensation cost related to unvested time-based RSUs was $18 and will be recognized over the vesting period.
9.RELATED PARTY TRANSACTIONS
In January 2021, the Company entered into a Convertible Promissory Note Purchase Agreement with certain existing stockholders, including Salmon Pharma, an affiliate of Medice, and David Baker, the Company’s Chief Executive Officer, pursuant to which the Company issued the 2021 Convertible Notes for cash proceeds of $350. The 2021 Convertible Notes bore an interest rate of 7.0% per annum, non-compounding, and had a maturity date of September 30, 2021. The 2021 Convertible Notes converted into 54,906 shares of the Company’s common stock upon completion of the IPO.
10.COMMITMENTS AND CONTINGENCIES
Employment Agreements
The Company has entered into employment contracts with its officers that provide for severance and continuation of benefits in the event of termination of employment by the Company without cause or by the employee for good reason. In addition, in the event of termination of employment following a change in control, the vesting of certain equity awards may be accelerated.
COVID-19 Impact
The global COVID-19 pandemic continues to present uncertainty and unforeseeable new risks to the Company’s operations and business plan. The Company has closely monitored recent COVID-19 developments, including the lifting of COVID-19 safety measures, the drop in vaccination rates, the implementation of, and reaction to, vaccine mandates, the spread of new strains or variants of coronavirus (such as the Delta and Omicron variants), and supply chain and labor shortages. In light of these developments, the full impact of the COVID-19 pandemic on the Company’s business, operations and clinical development plans remains uncertain and will vary depending on the pandemic’s future impact on the Company’s clinical trial enrollment (including the Company’s ability to recruit and retain patients), clinical trial sites, CROs, third-party manufacturers, and other third parties with whom we do business, as well as any legal or regulatory consequences resulting therefrom. To the extent possible, the Company is conducting business as usual, with necessary or advisable modifications to employee travel and with most of its employees and consultants working remotely. The Company will continue to actively monitor the COVID-19 pandemic and may take further actions that alter its operations, including those that may be required by federal, state or local authorities, or that the Company determines are in the best interests of its employees and other third parties with whom the Company does business.

GRI BIO, Inc.

For the Years Ended December 31, 2021 and 2020
As of September 30, 2022 (unaudited) and December 31, 2021
and for the Nine Months Ended September 30, 2022 and 2021 (unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of GRI Bio, Inc.:
Opinion on the Financial Statements
We have audited the accompanying balance sheets of GRI Bio, Inc. (“the Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.
/s/ Sadler, Gibb & Associates, LLC
We have served as the Company’s auditor since 2022.
Draper, UT
December 22, 2022

GRI Bio, Inc.
Balance Sheets
(in thousands, except share and per share amounts)

	December 31,
	2021	2020
Assets
Current assets:
Cash	$90	$337
Prepaid expenses	6	5
Total current assets	96	342
Property and equipment, net	3	6
Operating lease right-of-use assets	114	15
Deposits	5	5
Total assets	$218	$368
Liabilities, mezzanine equity and stockholders' deficit
Current liabilities:
Accounts payable	$57	$3
Accrued expenses	1,271	2,126
Convertible promissory notes	3,500	3,000
Paycheck Protection Program (PPP) loan	—	50
Operating lease liabilities, current	47	10
Total current liabilities	4,875	5,189
Operating lease liabilities, noncurrent	67	—
Total liabilities	4,942	5,189

Commitments and contingencies (Note 8)

Redeemable common stock	124	124

Stockholders' deficit:
Common stock, $0.01 par value; 40,000,000 shares authorized; 26,722,077 and 26,000,511 shares issued as of December 31, 2021 and 2020, respectively, and 22,765,434 and 22,688,511 shares outstanding as of December 31, 2021 and 2020, respectively	228	227
Additional paid-in capital	10,203	8,548
Accumulated deficit	(15,279)	(13,720)
Total stockholders' deficit	(4,848)	(4,945)
Total liabilities, mezzanine equity, and stockholders' deficit	$218	$368

GRI Bio, Inc.
Statements of Operations
(in thousands, except share and per share amounts)

	December 31,
	2021	2020
Operating expenses:
Research and development	$249	$264
General and administrative	813	1,195
Total operating expenses	1,062	1,459
Loss from operations	(1,062)	(1,459)
Gain on extinguishment of PPP loan	50	—
Interest expense	(547)	(1,072)
Net loss	$(1,559)	$(2,531)
Net loss per common share, basic and diluted	$(0.07)	$(0.11)
Weighted-average common shares outstanding, basic and diluted	23,885,088	23,358,233

GRI Bio, Inc.
Statements of Changes in Stockholders’ Deficit
(In thousands, except shares)
(Unaudited)

	Redeemable Common Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2019	209,000	$124	22,150,049	$222	$7,574	$(11,189)	$(3,393)
Stock-based compensation	—	—	—	—	279	—	279
Issuance of common stock and warrants	—	—	538,462	5	695	—	700
Net loss	—	—	—	—	—	(2,531)	(2,531)
Balance, December 31, 2020	209,000	124	22,688,511	227	8,548	(13,720)	(4,945)
Issuance of common stock	—	—	76,923	1	99	—	100
Non-contingent beneficial conversion feature	—	—	—	—	150	—	150
Extinguishment of accrued compensation	—	—	—	—	1,406	—	1,406
Net loss	—	—	—	—	—	(1,559)	(1,559)
Balance December 31, 2021	209,000	$124	22,765,434	$228	$10,203	$(15,279)	$(4,848)

GRI Bio, Inc.
Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(1,559)	$(2,531)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	3	3
Amortization of debt discounts	150	713
Gain on extinguishment of PPP loan	(50)	—
Reduction in carrying amount of right-of-use assets	46	54
Stock-based compensation expense	—	279
Changes in operating assets and liabilities:
Prepaid expenses	(1)	5
Accounts payable	54	(28)
Accrued expenses	551	728
Operating lease liabilities	(41)	(54)
Cash used in operating activities	(847)	(831)

Cash flows from financing activities:
Proceeds from issuance of convertible promissory notes	500	200
Proceeds from PPP loan	—	50
Proceeds from issuance of common stock and warrants	—	500
Proceeds from issuance of common stock	100	—
Cash provided by financing activities	600	750
Net decrease in cash	(247)	(81)
Cash at beginning of period	337	418
Cash at end of period	$90	$337

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$1
Supplemental disclosure of non-cash investing and financing activities:
Issuance of common stock and warrants to extinguish convertible promissory note	$—	$200
Recognition of operating lease right-of-use asset	$145	$—
Recognition of operating lease liability	$145	$—
Non-contingent beneficial conversion feature on an advance under a convertible promissory note.	$150	$—
Extinguishment of accrued compensation recognized in additional paid-in capital.	$1,406	$—

GRI Bio, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
Note 1.    THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES
The Company and Nature of Operations
GRI Bio, Inc. (the Company), incorporated in Delaware in May 2009, is a clinical stage biotechnology company located in La Jolla, California. With a focus on discovering, developing, and commercializing innovative therapies that target serious diseases associated with dysregulated immune responses leading to inflammatory, fibrotic, and autoimmune disorders, the Company’s goal is to be an industry leader in developing therapies to treat these diseases and to improve the lives of patients suffering from such diseases. Since its inception, the Company has devoted substantially all of its resources to research and development efforts relating to drug candidates and to general and administrative support for these operations. Management views its operations and manages its business as one operating segment.
The Company is subject to a number of risks and uncertainties, similar to those faced by other clinical stage biotechnology companies, involving the successful discovery and development of drug candidates, the protection of proprietary information, obtaining regulatory approvals and market acceptance, and the ability to raise additional capital, among others.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of gains and expenses during the reporting period. Accordingly, actual results could differ from those estimates.
Cash
The Company maintains its cash in checking and savings accounts with reputable banks that may, at times, exceed federally insured limits. The Company has not experienced any losses in its cash accounts and does not believe they are subject to significant credit risk.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.
The authoritative guidance establishes a hierarchy that prioritizes the inputs used to measure fair value, which consists of three broad levels:
Level 1:Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
Level 2:Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly. Such inputs include (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3:Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The carrying amounts reported for cash, accounts payable, and accrued expenses approximate their fair values due to their short-term nature. The fair value of the outstanding convertible promissory note was estimated to be approximately $3,650 and $3,000 as of December 31, 2021 and 2020, respectively, based on the interest rate on the note and the holder’s options to convert the note into shares of the Company’s common stock (Level 2 inputs).

GRI Bio, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
Property and Equipment
Property and equipment are stated at cost. Maintenance and repairs that do not improve or extend the useful lives of the respective assets are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized, using the straight-line method, over the shorter of the estimated economic life of the improvements or the remaining lease term.
Long-Lived Assets
Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of the projected future undiscounted cash flows is less than the carrying amount of the assets, the assets will be written down to their estimated fair value in the period in which the determination is made. Management determined there was no impairment of long-lived assets during the years ended December 31, 2021 and 2020.
Leases
The Company accounts for its leases in accordance with Accounting Standards Codification (ASC) 842, Leases, and assesses at contract inception whether a contract is, or contains, a lease. Generally, a lease exists if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company determines that it has the right to control the use of an identified asset when (i) it has the right to substantially all of the economic benefits from use of the identified asset and (ii) it has the right to direct the use of the identified asset. As permitted, the Company has made the accounting policy election to not separate lease components from non-lease components when allocating contract consideration, and instead accounts for each lease component and associated non-lease components as a single lease component.
The Company classifies a lease as a finance lease when one or more of the following criteria are met: (i) the lease transfers ownership of the underlying asset to the Company by the end of the lease term, (ii) the lease grants an option to purchase the underlying asset that the Company is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining useful life of the underlying asset, (iv) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Company did not have any finance leases as of December 31, 2021 and 2020. A lease that does not meet any of these criteria is classified as an operating lease.
At the lease commencement date, the Company recognizes a right-of-use asset and a lease liability for its operating leases, except its short-term operating leases with original lease terms of twelve months or less. The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability plus any lease prepayments.
The lease liability is initially measured at the present value of the lease payments not yet paid, discounted using an estimate of the Company’s incremental borrowing rate for a collateralized loan with a similar amount and terms as the underlying lease in a similar economic environment. That discount rate is used because the interest rate implicit in the Company’s lease contracts is typically not readily determinable.
Lease modifications that grant the right to use an existing leased asset for an additional period of time (i.e., a period of time not included in the original lease agreement) are not accounted for as separate contracts; however, the lease term, classification, discount rate, and measurement of the remaining consideration due under the contract are reassessed upon execution of such modifications.
Lease expense for operating leases is recognized on a straight-line basis over the term of the lease and is included in operating expenses.
Paycheck Protection Program Loan
In April 2020, the Company was granted a $50 loan from a bank under the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The interest rate on the loan was

GRI Bio, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
1.00% per annum and it was scheduled to mature in April 2022. Up to 100% of the loan amount qualified for forgiveness if, during the covered period following loan disbursement, (i) employee and compensation levels were maintained, (ii) the loan proceeds were spent on payroll costs and other eligible expenses, and (iii) at least 60% of the proceeds were spent on payroll costs.
The application for these funds required the Company to, in good-faith, certify that the then-current economic uncertainty made the loan request necessary to support the operations of the Company. This certification further required the Company to take into account business activity and ability to access other sources of liquidity sufficient to support operations in a manner that would not significantly detriment the business. The certification made by the Company did not contain any objective criteria and is subject to interpretation. If, despite the good-faith belief that given the Company’s circumstances all eligibility requirements for the PPP loan were satisfied, it is later determined that the Company had violated any applicable laws or regulations or it is otherwise determined the Company was ineligible to receive the PPP loan, it may be required to repay the PPP loan in its entirety and/or be subject to additional penalties.
In May 2021, the Company received notification from the Small Business Administration (SBA) that all of the principal and interest outstanding under its PPP loan had been forgiven. Accordingly, the Company de-recognized the related liability in 2021 and recognized a corresponding gain on extinguishment. No payments of principal or interest were made prior to forgiveness.
Beneficial Conversion Features
Conversion options embedded in convertible promissory notes are accounted for as beneficial conversion features if the effective conversion price is less than the fair value of the Company’s common stock on the commitment date. The intrinsic value of a non-contingent beneficial conversion feature is recognized as a debt discount, with a corresponding increase to additional paid-in capital, on the commitment date. The intrinsic value of a contingent beneficial conversion feature is not recognized until the uncertain future event or circumstance occurs.
Debt Discounts
The relative fair values of warrants and common shares issued, and call option rights assigned, in connection with principal advances under a convertible promissory note, and the intrinsic values of the related beneficial conversion features, were recorded as debt discounts which were amortized over the estimated term of the note using the effective interest method.
Stock-Based Compensation
Stock-based compensation recognized for stock option awards is based on the fair value of the awards on the grant date. The Company estimates the grant-date fair value of the awards using the Black-Scholes option pricing model, which requires the input of subjective assumptions including (i) the estimated fair value of the common stock, (ii) the expected stock price volatility, (iii) the risk-free interest rate, (iv) the expected term of the award, and (v) the expected dividend yield. Compensation cost for awards with service-based vesting conditions is recognized ratably over the requisite service periods. Compensation cost for awards with performance-based vesting conditions is recognized ratably over the requisite service periods if achievement of the performance conditions is probable. The effect of forfeitures is recognized as a reduction of stock-based compensation expense in the period in which the forfeitures occur. The Company issues new shares of common stock upon a stock option exercise.
Common Shares Issued and Outstanding
The number of shares of common stock issued as reported in the balance sheets includes legally issued shares of unvested restricted common stock for which the holders have the right to vote the shares and the right to receive dividends in such amount and at such times as all other common stockholders.
Internally Developed Patents
Costs associated with the application and award of internally developed patents are expensed as incurred due to uncertainties regarding their recoverability.

GRI Bio, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
Research and Development
Research and development costs are expensed as incurred.
Income Taxes
The provision for income taxes is based on the sum of the taxes payable or refundable for the current year plus the changes in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for net operating loss carryforwards and temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities for net operating loss carryforwards and temporary differences are measured using enacted tax rates in effect for the years in which the net operating losses are expected to be utilized and the temporary differences are expected to reverse. A valuation allowance is recorded against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.
The provision for income taxes is based on tax positions taken or expected to be taken in the Company’s income tax returns. The tax benefits of an uncertain tax position are recognized only if it is more likely than not that the tax position would be sustained upon examination by the relevant taxing authority. Tax benefits related to uncertain tax positions that do not meet this criterion are not recognized in the financial statements. There were no unrecognized tax benefits related to uncertain tax positions as of December 31, 2021 and 2020. Due to the existence of net operating loss carryforwards, the Company’s federal and state income tax returns are open to examination by the taxing authorities for all years since inception. Interest and penalties related to income taxes are recognized as a component of the provision for income taxes.
Recently Issued Accounting Pronouncements Not Yet Adopted
In August 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which reduces the number of accounting models available for convertible instruments, amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives, and modifies the diluted earnings per share calculations by requiring the use of the if-converted method and eliminating the treasury stock method, among other changes. The amendments in this update are effective for the Company’s fiscal years beginning after December 15, 2023, with early adoption permitted in fiscal years beginning after December 15, 2020. The guidance may be adopted through either a modified retrospective or fully retrospective transition method. Management is currently evaluating the impact of this update on the Company’s financial statements.
Note 2.     LIQUIDITY AND GOING CONCERN
Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date the financial statements are issued. The mitigating effect of management’s plans to alleviate the substantial doubt is considered only to the extent that it is probable that (i) management’s plans will be effectively implemented and (ii) when implemented, will mitigate the relevant conditions or events that raise the substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued.
As of December 31, 2021, the Company had cash of $90, negative working capital of $4,779 and an accumulated deficit of $15,279. In 2021, the Company incurred a net loss of $1,559 and used $847 of cash in operations. The Company has incurred losses since inception and, to date, has financed its operations by issuing equity and debt securities. Management anticipates that the Company will continue to incur losses and generate negative operating cash flows in the foreseeable future as it continues to develop its drug candidates and that the Company will require additional funding to support its planned operating activities. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.

GRI Bio, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
The Company recently completed the Bridge Financing (as defined below) and entered into the Merger Agreement (as defined below) and Equity SPA (as defined below)(Note 11). The Company will require additional funding in order to complete the development and commercialization of its product candidates. Until such time, if ever, in which the Company can generate substantial product revenue, it expects it may continue to fund its operations and capital funding needs through equity offerings, debt financings or other capital sources, including strategic licensing, collaboration or other similar agreements. If the Company is unable to secure adequate additional funding, it will need to reevaluate its operating plans and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, delay, scale back or eliminate some or all of its development programs, or relinquish rights to its technology on less favorable terms than it would otherwise choose. These actions could materially impact its business, results of operations and future prospects.
Failure to obtain adequate financing when needed could adversely affect the Company’s ability to operate as a going concern. The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. They do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.
Note 3.    NET LOSS PER COMMON SHARE
Basic and diluted net loss per common share are calculated by dividing the net loss by the applicable weighted-average number of common shares outstanding during the period. As the Company had a net losses for the years ended December 31, 2021 and 2020, diluted net loss per common share is the same as basic net loss per common share for each period because the effects of potentially dilutive securities are antidilutive. The following table summarizes the calculations of basic and diluted net loss per common share:

	Year Ended December 31,
	2021	2020
Numerator:
Net loss	$(1,559)	$(2,531)
Denominator:
Weighted-average common shares outstanding	23,885,088	23,358,233
Net loss per common share, basic and diluted	$(0.07)	$(0.11)
__________________
(1)Includes 1,136,725 common shares underlying warrants with $0.01 exercise prices.
Potentially dilutive securities not included in the diluted net loss per common share calculations because their effects were antidilutive are as follows:

	December 31,
	2021	2020

Stock options	2,392,375	2,392,375
Warrants	1,405,957	1,405,957
Restricted stock subject to contingent conditions	3,956,643	3,312,000
Stock subject to put right	209,000	209,000
Convertible promissory note(1)	3,307,692	2,307,692
	11,271,667	9,627,024
__________________
(1)The conversion price for the $500,000 second additional advance from May 2021 is assumed to be $1.00 per share. The conversion price for all other convertible amounts is assumed to be $1.30 per share.

GRI Bio, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
Note 4.    PROPERTY AND EQUIPMENT

	December 31,
	2021	2020
Computer equipment (useful life – 5 years)	$10	$10
Furniture and fixtures (useful life – 5 years)	13	13
	23	23
Accumulated depreciation	(20)	(17)
	$3	$6
Depreciation expense related to property and equipment was $3 for each of the years ended December 31, 2021 and 2020.
Note 5.    ACCRUED EXPENSES

	December 31,
	2021	2020
Accrued compensation	$142	$1,328
Accrued interest	1,111	715
Other	18	53
	$1,271	$2,126
In March 2021, two employees agreed to forego $1,406 of accrued compensation and legally released the Company from the obligation to pay such amount. Accordingly, the Company de-recognized the related liability in 2021 and recognized a corresponding increase to additional paid-in capital.
Note 6.    CONVERTIBLE PROMISSORY NOTES
In November 2018, the Company and TEP Biotech, LLC (TEP) entered into a convertible note and warrant purchase agreement pursuant to which TEP agreed to fund up to $5,000 to the Company in exchange for a convertible promissory note (the TEP Note) and a warrant to purchase up to 675,000 shares of the Company’s common stock at an exercise price of $0.01 per share. The TEP Note is secured by the Company’s assets and accrues simple interest on the outstanding principal balance at a rate of 12% per annum. The total outstanding principal and accrued interest balance was initially due on the earlier of the Company’s next financing, as defined, and May 2, 2020 (the maturity date).
The initial $2,500 tranche under the TEP Note was funded upon execution of the agreement in November 2018. Upon receipt of the initial tranche, the Company used a portion of the proceeds to repurchase 252,349 shares of the Company’s common stock held by another stockholder for $150, then issued 83,999 of the repurchased shares to TEP as additional consideration for the TEP Note. The proceeds from the initial $2,500 tranche were allocated to the convertible debt instrument, warrants, and common stock based on their relative fair values as of the commitment date. Since the effective conversion price of the convertible debt instrument was less than the commitment date fair value of the Company’s common stock, this also gave rise to a beneficial conversion feature. The Company recognized a total debt discount of $1,408 for the beneficial conversion feature, warrants, and common stock, which was amortized as additional interest expense over the initial eighteen-month term of the note.
In December 2019, the Company and TEP amended the TEP Note. In lieu of TEP funding the second $2,500 tranche, TEP made a first additional advance of $500 to the Company in exchange for a convertible promissory note, a warrant to purchase up to 461,725 shares of the Company’s common stock at an exercise price of $0.01 per share, and the assignment of the Company’s rights under a certain call option agreement. The call option agreement, which was entered into in 2015, provided the Company with the right to repurchase up to 1,050,000 shares of the Company’s common stock held by the counterparty for $1.00 per share at any time before April 1, 2025.

GRI Bio, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
Management assessed the call option agreement and determined that it was indexed to the Company’s own equity and that all other conditions for equity classification were met.
Accordingly, the call option agreement was classified as equity, was initially measured at fair value, and was not adjusted for subsequent changes in fair value. The proceeds from the $500 first additional advance were allocated to the convertible debt instrument, warrants, and call option rights based on their relative fair values as of the commitment date. Since the effective conversion price of the convertible debt instrument was less than the commitment date fair value of the Company’s common stock, this also gave rise to a beneficial conversion feature. The intrinsic value of the beneficial conversion feature was greater than the proceeds allocated to the convertible debt instrument and, accordingly, the amount recorded for the beneficial conversion feature was limited to that amount. The Company recognized a total debt discount of $500 for the beneficial conversion feature, warrants, and call option rights, which was amortized as additional interest expense over the remaining five-month term of the note.
Until repayment of the TEP Note, TEP has the option to convert the initial tranche, the first additional advance, and, effective May 2021, accrued interest in the amount of $650, into shares of the Company’s common stock: (i) at any time at a conversion price equal to $1.30 per share; (ii) upon the closing of the Company’s next financing at a conversion price equal to the lesser of (a) $1.30 per share, (b) the lowest per share purchase price of the equity securities issued in the next financing, and (c) the quotient resulting from dividing the valuation cap ($40,000) by the Company’s fully diluted capitalization, as defined, immediately prior to the closing of the next financing; and (iii) upon the closing of a corporate transaction, as defined, at a conversion price equal to the lesser of (a) $1.30 per share and (b) the quotient resulting from dividing the valuation cap by the Company’s fully diluted capitalization immediately prior to the closing of the corporate transaction. The conversion price described in (ii)(c) and (iii)(b) does not apply if the then-current valuation exceeds the valuation cap. The conversion price is subject to standard antidilution adjustments.
In July 2020, the TEP Note maturity date was extended to August 31, 2020, and in March 2021, TEP agreed to forbear on its available right to exercise remedies on account of the Company’s failure to pay the past due principal and accrued interest balance until October 31, 2021.
In May 2021, the Company and TEP further amended the TEP Note, and TEP agreed to make a second additional advance of $500 to the Company in exchange for a convertible promissory note with separate, modified conversion options. The conversion options and terms for the second additional advance are the same as those for the initial tranche, except that $1.00 is the modified conversion price in sections (i), (ii)(a), and (iii)(a), and $27,000 is the modified valuation cap.
Since the conversion price of the convertible debt instrument was less than the commitment date fair value of the Company’s common stock, this gave rise to a beneficial conversion feature. The Company recognized a debt discount of $150 for the beneficial conversion feature, which was amortized as additional interest expense over the remaining five-month term of the note.
The aggregate principal balance outstanding on the TEP Note was $3,500 and $3,000 as of December 31, 2021 and 2020, respectively. The Company continues to accrue simple interest on the outstanding principal balance based on the 12% per annum rate. Management believes it is unlikely that TEP will assert a claim for additional default rate interest of 5% per annum or for a late charge of 5% on the entire principal and accrued interest balance that is past due. Interest expense recognized on the TEP Note, including amortization of the debt discounts, was $546 and $1,073 for the years ended December 31, 2021 and 2020, respectively. Accrued interest on the TEP Note was $1,111 and $715 as of December 31, 2021 and 2020, respectively.
In July 2020, the Company issued a $200 convertible promissory note to a different lender as part of a bridge financing which called for simple interest on the outstanding principal balance at a rate of 12% per annum. There were no warrants issued with the convertible promissory note, and the conversion price was equal to the commitment date fair value of the Company’s common stock of $1.30 per share. In November 2020, the lender canceled the $200 convertible promissory note and paid an additional $200 in cash to the Company in exchange for

GRI Bio, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
307,692 shares of the Company’s common stock and a warrant to purchase up to 153,846 shares of the Company’s common stock at an exercise price of $1.30 per share.
Note 7.    STOCKHOLDERS’ DEFICIT
Issuance of Common Stock and Warrants to Investors
In November 2020 and December 2020, the Company issued 538,462 shares of common stock and 269,232 common stock purchase warrants to four investors in exchange for $500 in cash and the cancellation of a $200 convertible promissory note (as disclosed in Note 6). The warrants have an exercise price of $1.30 per share and expire three years from the issuance date.
In March 2021, the Company issued 76,923 shares of common stock to one investor in exchange for $100 in cash.
Redeemable Common Stock
In November 2018, the Company entered into an agreement with a stockholder pursuant to which the stockholder has the right to require the Company to purchase all or a portion of 209,000 shares of the Company’s common stock held by the stockholder for $0.594 per share (the Put Right).
The Put Right is exercisable (i) for a period commencing thirty days prior to the day the Company completes an equity or debt financing and ending fifteen business days thereafter, or (ii) at any time following a breach of the agreement by the Company.
Management assessed the Put Right and determined that (i) it is not freestanding and, therefore, is not required to be classified as a liability and (ii) it can be exercised by the stockholder at any time, which is not within the Company’s control. Therefore, the common shares subject to the Put Right are classified in mezzanine equity. The stockholder had not exercised the Put Right as of December 31, 2021.
Warrants
As of December 31, 2021 and 2020, the Company had 1,405,957 warrants outstanding, the details of which are as follows:

Issuance	Number of Common Shares	Exercise Price	Expiration
November 2018	675,000	$0.01	November 2023
December 2019	461,725	$0.01	December 2024
November 2020	230,770	$1.30	November 2023
December 2020	38,462	$1.30	December 2023
The warrants include cashless exercise features, are subject to standard antidilution adjustments, and were issued in connection with issuances of convertible promissory notes and common stock.
Restricted Stock Awards
In April 2015, the Company issued a total of 3,312,000 restricted stock awards to its three co-founders.
The awards vest upon a liquidity event or, if earlier, upon death or disability of the grantee or the termination by the corporation or the corporation’s shareholders, as applicable, of the grantee’s service relationship with the corporation, whether as an employee, member of the board of directors, or consultant, other than for cause or performance reasons, provided that the grantee is continuously an employee of, director of, or consultant to the Company throughout the period from the grant date to the vesting date.
Compensation cost for these restricted stock awards will be recognized if and when the awards vest based on the consummation of a liquidity event or, if earlier, upon the death, disability, or termination without cause of the grantee. The compensation cost for the restricted stock award issued to the co-founder who is a Company employee

GRI Bio, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
will be based on the grant date fair value of the award which was $1.00 per share. The compensation cost for the restricted stock awards issued to the two co-founders who are non-employees will be based on the fair value of the awards on the adoption date of ASU No. 2018-07 (January 1, 2018) which was $1.30 per share. The total unrecognized compensation cost for these restricted stock awards was $3,974 as of December 31, 2021.
In March 2021, the Company awarded an aggregate of 644,643 shares of restricted common stock to two employees. The awards vest upon the completion of a liquidity event to be defined as a change in control of the Company or the Company’s initial public offering. Compensation cost for these restricted stock awards will be recognized if and when the awards vest based on the grant date fair value of the awards which was $1.30 per share. The total unrecognized compensation cost for these restricted stock awards was $838 as of December 31, 2021.
Stock Options
The Board of Directors authorized the 2015 Equity Incentive Plan, as amended, (the 2015 Plan) pursuant to which the Company is authorized to grant incentive stock options, non-qualified stock options, and other stock-based awards to employees, directors, and consultants. The maximum term of a stock option granted under the 2015 Plan cannot exceed 10 years. The Company is authorized to grant up to 4,689,900 shares of common stock under the Plan, of which 2,297,525 shares remained available for future issuance as of December 31, 2021 and 2020. No stock options were granted, exercised, or forfeited during the years ended December 31, 2021 and 2020.
There were 2,392,375 stock options outstanding as of December 31, 2021 and 2020, all of which were granted in November 2016, have an exercise price of $0.73 per share, and contractually expire in November 2026 or upon termination of service, if earlier. The 1,298,718 options granted with service-based vesting conditions vested ratably over periods of two to three years. Of the 1,093,657 options granted with performance-based vesting conditions related to future receipts of funding by the Company, 546,829 of these options vested, and the related stock-based compensation was recognized, during the year ended December 31, 2020. Achievement of the related performance conditions for the remaining 546,828 options has not been deemed probable and, accordingly, the Company has not recognized any compensation cost for these awards as of December 31, 2021. Stock-based compensation expense was $279 for the year ended December 31, 2020. No stock-based compensation expenses was recognized for the year ended December 31, 2021. There were no related tax benefits recognized.
There were 1,845,547 vested and exercisable stock options outstanding as of December 31, 2021 and 2020. The aggregate intrinsic value of vested and exercisable stock options outstanding was $1,052, and the remaining contractual term was 4.85 years, as of December 31, 2021.
There were 546,828 non-vested stock options outstanding as of December 31, 2021 and 2020. The total unrecognized compensation cost for non-vested stock options outstanding was $279, and the remaining contractual term was 4.85 years, as of December 31, 2021. The non-vested stock options are subject to performance-based vesting conditions related to future receipts of funding by the Company. The unrecognized compensation cost will be recognized if and when it becomes probable that the performance conditions will be achieved.
Note 8.    COMMITMENTS AND CONTINGENCIES
Operating Leases
The Company leases office facilities under an operating lease agreement that was originally set to expire on March 31, 2021. In February 2021, the operating lease agreement was modified to extend the lease term to March 31, 2024. The lease agreement requires fixed monthly rental payments as well as payments for variable monthly utilities and operating costs throughout the lease term. As of December 31, 2021 and 2020, the discount rate applied on this operating lease was 12% and the remaining lease term was twenty seven months and three months, respectively.
The Company also leased a storage facility under an operating lease agreement which renewed on a month-to-month basis. The storage facility lease was not renewed after June 2020.

GRI Bio, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
Lease expense for operating leases was $58 and $59 for the years ended December 31, 2021 and 2020, respectively. Cash paid for operating leases was also $58 and $59 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, future minimum lease payments are due as follows:

December 31, 2021
2022	$58
2023	58
2024	15
Total	131
Less: Imputed interest	17
Present value of operating lease liabilities	$114
License Agreement
The Company has a license to use certain patents under a license agreement with Torrey Pines Institute for Molecular Studies. As part of the arrangement, the Company agreed to pay (i) a $100 milestone payment upon the enrollment of the first patient in the first clinical phase 1a trial with respect to a license related product and (ii) royalty payments of 2% of net sales of license related products. As of December 31, 2021, the Company does not expect to owe royalties pursuant to this agreement for any of its product candidates. Neither of these payments have been triggered through December 31, 2021, and management does not anticipate them being triggered in the near future. The agreement term ends on the expiration date of the longest-lived patent, which is in 2032.
Contingent Transaction Bonuses
In March 2021, the Company agreed to pay cash bonuses of $500 in the aggregate to two Company executives upon the execution of a definitive merger agreement related to a reverse merger. Compensation cost for these contingent transaction bonuses will be recognized if and when a reverse merger is consummated based on the amount of cash paid by the Company. The Company expects to pay each of W. Marc Hertz, Ph.D. and Sean Edwards a bonus of $250 in connection with the closing of the Merger.
Note 9.     INCOME TAXES
The difference between the provision for income taxes and the amount expected by applying the federal statutory rate of 21% to pre-tax loss is due to the following:

	Year Ended December 31,
	2021	2020
Expected tax benefit based on federal statutory rate	$(328)	$(532)
State tax benefit	(144)	(198)
Permanent differences	567	342
Increase (decrease) in valuation allowance	(95)	388
Provision for income taxes	$—	$—

Index to the Financial Statements
GRI Bio, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
Significant components of deferred tax assets and liabilities, and the related valuation allowance, are as follows:

	December 31,
	2021	2020
Net operating loss (NOL) carryforwards	$2,879	$2,619
Stock-based compensation	188	188
Accrued compensation	42	405
Operating lease liabilities	34	3
Operating lease right-of-use assets	(34)	(4)
Depreciation and amortization	(2)	(3)
State income taxes	(193)	(199)
Valuation allowance	(2,914)	(3,009)
Net deferred tax asset	$—	$—
A valuation allowance has been recorded for the full amount of the net deferred tax asset due to uncertainties regarding its realizability.
As of December 31, 2021, federal NOL carryforwards totaled $9,649, of which $6,124 expires from 2029 to 2037 and $3,525 does not expire. As of December 31, 2021, California NOL carryforwards totaled $9,640 and expire from 2029 to 2041. The future annual utilization of NOL carryforwards may become limited due to changes in ownership. The annual limitation may result in the carryforwards not being fully utilized prior to expiration.
Note 10.     RELATED PARTY TRANSACTIONS
On October 31, 2018, the Company entered into a consulting agreement with Vidur Discoveries LLC, an entity wholly owned by Dr. Vipin Kumar Chaturvedi, the Company’s Chief Scientific Officer, to provide consulting services related to the Company’s technologies and business. The consulting agreement was terminated in June 2020. Total expenses incurred under the consulting agreement $12,500 during the year ended December 31, 2020. No expenses were incurred under the consulting agreement during the year ended December 31, 2021.
Note 12.     SUBSEQUENT EVENTS
Amendment to TEP Note
In July 2022, the Company and TEP further amended the TEP Note, and TEP agreed to make a third additional advance of $125 to the Company in exchange for a convertible promissory note and a warrant to purchase up to 31,250 shares of the Company’s common stock at an exercise price of $0.01 per share.
The conversion options and terms for the third additional advance are the same as those for the initial tranche, except that the third additional advance calls for fixed interest in the amount of $15 with total principal and interest due on the earlier of the Company’s next financing of $3,000 or more and December 31, 2022. The proceeds from the $125 third additional advance were allocated to the convertible debt instrument and warrants based on their relative fair values as of the commitment date. Since the effective conversion price of the convertible debt instrument was less than the commitment date fair value of the Company’s common stock, this also gave rise to a beneficial conversion feature. The Company recognized a total debt discount of $60 for the beneficial conversion feature and warrants, which is being amortized as additional interest expense over the estimated six-month term of the note.
In July 2022, the Company issued a $125 non-convertible promissory note to a lender which calls for fixed interest in the amount of $15 with total principal and interest due on the earlier of the Company’s next financing of $3,000 or more and December 31, 2022. The promissory note is secured by the Company’s assets and, on a pro-rata basis, is jointly senior with the TEP Note (Note 6). As part of the financing, the Company also issued a warrant to the lender to purchase up to 31,250 shares of the Company’s common stock at an exercise price of $0.01 per share. The proceeds from the financing were allocated to the promissory note and warrants based on their relative fair

GRI Bio, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
values as of the commitment date, resulting in a debt discount of $30 which is being amortized as additional interest expense over the estimated six-month term of the note.
In December 2022, in connection with the execution of the Merger Agreement (as defined below), the outstanding amounts pursuant to the TEP Note converted in full to 4,150,000 shares of the Company’s common stock pursuant to a conversion agreement executed by the Company and TEP.
Merger Agreement and Proposed Merger
On December 13, 2022, Vallon Pharmaceuticals, Inc. (Vallon) entered into an Agreement and Plan of Merger (the Merger Agreement) with the Company and Vallon Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Vallon (Merger Sub). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into the Company (the Merger), with the Company surviving the Merger as a wholly owned subsidiary of Vallon. The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.
At the effective time of the Merger (the Effective Time) and pursuant to the terms of the Merger Agreement, each share of the Company’s common stock outstanding immediately prior to the Effective Time, excluding any dissenting shares but including any shares of Company’s common stock issued pursuant to the Equity Financing (as defined below) will be automatically converted solely into the right to receive a number of shares of Vallon’s common stock (Vallon Common Stock) equal to the exchange ratio described below. Each option to purchase shares of Company’s common stock (each, a Company Option) that is outstanding and unexercised immediately prior to the Effective Time under the 2015 Plan, whether or not vested, will be converted into and become an option to purchase shares of Vallon Common Stock, and Vallon will assume the 2015 Plan and each such Company Option in accordance with the terms of the 2015 Plan (Assumed Options). The number of shares of Vallon Common Stock subject to each Assumed Option will be determined by multiplying (i) the number of shares of Company’s common stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (ii) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Vallon Common Stock. The per share exercise price for Vallon Common Stock issuable upon exercise of each Assumed Option will be determined by dividing (A) the per share exercise price of such Assumed Option, as in effect immediately prior to the Effective Time, by (B) the exchange ratio and rounding the resulting per share exercise price up to the nearest whole cent. Any restriction on the exercise of any Assumed Option will continue in full force and effect and the term, exercisability, vesting schedule, and any other provisions of such Assumed Option will otherwise remain unchanged. Each warrant to purchase shares of Company’s common stock (the Company Warrants) outstanding immediately prior to the Effective Time will be assumed by Vallon and converted into warrants to purchase Vallon Common Stock (Assumed Warrants) and thereafter (i) each Assumed Warrant may be exercised solely for shares of Vallon Common Stock; (ii) the number of shares of Vallon Common Stock subject to each Assumed Warrant will be determined by multiplying (A) the number of shares of Company’s common stock that were subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Vallon Common Stock; (iii) the per share exercise price for Vallon Common Stock issuable upon exercise of each Assumed Warrant will be determined by dividing (A) the exercise price per share of the Company’s common stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (B) the exchange ratio, and rounding the resulting exercise price up to the nearest whole cent. All rights with respect to Company restricted stock awards will be assumed by Vallon and converted into Vallon restricted stock awards with the number of shares subject to each warrant multiplied by the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Vallon Common Stock. The term, exercisability, vesting schedule and other provisions of the Company restricted stock awards shall otherwise remain unchanged.
Securities Purchase Agreement (Bridge Financing)
In connection with signing the Merger Agreement, the Company entered into a Securities Purchase Agreement, dated as of December 13, 2022 (Bridge SPA) with Altium Growth Fund, LP (Investor), pursuant to which, among other things, the Investor agreed to purchase, and the Company agreed to issue, senior secured notes (Bridge Notes) in the aggregate principal amount of up to approximately $3,333, in exchange for an aggregate purchase price of up

GRI Bio, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
to approximately $2,500. Pursuant to the terms of the Bridge SPA, the Investor agreed to purchase the Bridge Notes in two closings: (i) the first closing for approximately $1,667 in aggregate principal amount (in exchange for an aggregate purchase price of approximately $1,250), which is scheduled to occur on December 14, 2022; and (ii) the second closing for approximately $1,667 in aggregate principal amount (in exchange for an aggregate purchase price of approximately $1,250), which is scheduled to close on the first business day following the date of effectiveness of the Registration Statement. The Bridge Notes are secured by a lien on all of the Company’s assets, as described in the Bridge SPA and its exhibits. In addition, upon the funding of each tranche as described above, the Investor will also receive warrants to purchase an aggregate of 1,252,490 shares of Company’s common stock (Bridge Warrants). The Bridge Warrants have an exercise price of $1.33 per share, are exercisable at any time on or after the applicable issuance date and have a term of 60 months from the date all shares underlying the Bridge Warrants are freely tradable. The Bridge Warrants also contain certain rights with regard to asset distributions and fundamental transactions. The exercise price of the Bridge Warrants will be subject to adjustment for splits and similar recapitalization events. As a result of the Merger, at the Effective Time, each Bridge Warrant will automatically be exchanged for warrants (Exchange Warrants) to purchase that number of shares of Vallon Common Stock equal to 11,272,408 multiplied by the exchange ratio. The Exchange Warrants will be on substantively similar terms to the Bridge Warrants, and have an initial exercise price equal to 24% of the Closing Per Share Price (as defined in the Equity SPA, defined below). The exercise price of the Exchange Warrants will be subject to adjustment for splits and similar recapitalization events.
Securities Purchase Agreement (Equity Financing)
In connection with signing the Merger Agreement, Vallon, the Company and the Investor entered into a Securities Purchase Agreement, dated as of December 13, 2022 (Equity SPA), pursuant to which, among other things, the Investor agreed to invest approximately $12,250 in cash and cancel any outstanding principal and interest on the Bridge Notes immediately prior to the Closing (the aggregate amount of such cash investment and the cancellation of the outstanding principal and interest on the Bridge Notes) to fund the combined company following the Merger. In return, the Company will issue shares (Initial Shares) of Company’s common stock to the Investor equal to approximately 10.19% of the estimated Parent Fully Diluted Number (as defined in the Equity SPA). The Equity Financing will close on the same date as the Closing. In addition, Company will deposit a number of shares of Company’s common stock equal to 400% of the number of Initial Shares (Additional Shares) into escrow with an escrow agent, to be exchanged for Vallon Common Stock in the Merger, and to be delivered, in whole or in part, based on the exchange ratio. As a result of the Merger, at the Effective Time, each Initial Share will automatically be converted into the right to receive a number of shares of Vallon Common Stock equal to the number of Initial Shares multiplied by the exchange ratio. Further, at the Effective Time, each Additional Share placed into escrow with the escrow agent will automatically be converted into the right to receive a number of shares of Vallon Common Stock equal to the number of Additional Shares multiplied by the exchange ratio. Additional Shares shall be issued to the Investor upon certain specified reset dates under the Equity SPA in the event that Vallon’s share price is less than 90% of the arithmetic average of the five lowest weighted average prices of the Vallon Common Stock over the applicable periods set forth in the Equity SPA.
In addition, Vallon will issue to the Investor (i) Series A-1 Warrants to purchase that number of shares of Vallon Common Stock equal to 500% of the Initial Shares, (ii) Series A-2 Warrants to purchase that number of shares of Vallon Common Stock equal to 450% of the Initial Shares, and (iii) Series T Warrants to purchase (x) that number of shares of Vallon Common Stock equal to approximately 320.9% of the Initial Shares and (y) upon exercise of the Series T Warrants, an additional amount of Series A-1 Warrants and Series A-2 Warrants, each to purchase that number of shares of Vallon Common Stock equal to approximately 320.9% of the Initial Shares (collectively, the Equity Warrants). The Equity Warrants will be issued on the 11th trading day following the Closing and will have an initial exercise price per share equal to 20% of the Closing Per Share Price for the Series T Warrants, 22% of the Closing Per Share Price for the Series A-1 Warrants and Series A-1 Warrants issued upon exercise of the Series T Warrants and 24% of the Closing Per Share Price for the Series A-2 Warrants and Series A-2 Warrants issued upon exercise of the Series T Warrants. The Equity Warrants are exercisable at any time on or after the applicable issuance date. The Series A-1 Warrants have a term of 60 months from the date all shares underlying the Series A-1 Warrants are freely tradable and the Series A-2 Warrants and Series T Warrants have a term of 24 months from the date all shares underlying the Series A-2 Warrants and Series T Warrants, respectively,

GRI Bio, Inc.
Notes to Financial Statements
(in thousands, except share and per share data)
are freely tradable. Vallon may force the exercise of the Series T Warrants subject to the satisfaction of certain equity conditions. The Equity Warrants have a cashless exercise provision providing that if on any trading day following the earlier of (i) 240 days following the Closing or (ii) the deadline under the Registration Rights Agreement for having a registration statement registering the underlying Series A-2 warrant shares for resale declared effective (such earlier date, the Trigger Date), a registration statement covering the resale of the warrant shares that are the subject of an exercise notice is unavailable, such Equity Warrant may be exercised on a cashless basis and receive shares of common stock pursuant to the formula therein. The Series A-2 Warrants also have an alternate cashless exercise provision providing that if on any trading day following the Trigger Date, the weighted average price of the post-merger combined company’s common stock is less than 90% of the exercise price of the Series A-2 Warrants, then the holder of the Series A-2 Warrant may exercise the Series A-2 Warrants on a cashless basis and receive one share of common stock for each underlying Series A-2 Warrant share. The exercise price of the Series A-1 Warrants is subject to adjustment for certain dilutive issuances, and the exercise prices and number of shares issuable upon exercise of the Equity Warrants are subject to adjustment for reverse stock splits and similar recapitalization events. The Equity Warrants also contain certain rights with regard to asset distributions and fundamental transactions
Restricted Stock Awards
Additionally, in December 2022, the Company awarded an aggregate of 417,000 shares of restricted common stock to two executive officers. The awards vest upon the earliest to occur of completion of a liquidity event, defined as a change in control of the Company or the expiration of a lock-up period following the Company’s initial public offering, or the executive officer’s death, disability or termination of employment or other service to the Company by the Company or its shareholders other than for cause or for performance reasons. Compensation cost for these restricted stock awards will be recognized if and when the awards vest based on the grant date fair value of the awards which was $1.00 per share. The vesting for these awards will not be accelerated in connection with the completion of the Merger.
Management has evaluated subsequent events through December 22, 2022, which is the date that the accompanying financial statements were issued.

GRI Bio, Inc.
Balance Sheets
(in thousands, except share and per share amounts)

	September 30, 2022	December 31, 2021
	(unaudited)
Assets
Current assets:
Cash	$104	$90
Prepaid expenses	13	6
Total current assets	117	96
Property and equipment, net	1	3
Operating lease right-of-use assets	79	114
Deposits	5	5
Total assets	$202	$218
Liabilities, mezzanine equity and stockholders' deficit
Current liabilities:
Accounts payable	$134	$57
Accrued expenses	1,860	1,271
Advances from employees	5	—
Convertible promissory notes	3,595	3,500
Non-convertible promissory note, net	110	—
Operating lease liabilities, current	52	47
Total current liabilities	5,756	4,875
Operating lease liabilities, noncurrent	28	67
Total liabilities	5,784	4,942

Commitments and contingencies (Note 9)

Redeemable common stock	124	124

Stockholders' deficit:
Common stock, $0.01 par value; 40,000,000 shares authorized; 26,722,077 shares issued as of September 30, 2022 and December 31, 2021 and 22,765,434 shares outstanding as of September 30, 2022 and December 31, 2021	228	228
Additional paid-in capital	10,293	10,203
Accumulated deficit	(16,227)	(15,279)
Total stockholders' deficit	(5,706)	(4,848)
Total liabilities, mezzanine equity, and stockholders' deficit	$202	$218

See accompanying notes to unaudited interim financial statements.

GRI Bio, Inc.
Statements of Operations
(In thousands, except share and per share amounts)
(Unaudited)

	Nine Months Ended
	September 30,
	2022	2021
Operating expenses:
Research and development	$181	$187
General and administrative	391	646
Total operating expenses	572	833
Loss from operations	(572)	(833)
Gain on extinguishment of Paycheck Protection Program (PPP) loan	—	50
Interest expense	(376)	(410)
Net loss	$(948)	$(1,193)
Net loss per common share, basic and diluted	$(0.04)	$(0.05)
Weighted-average common shares outstanding, basic and diluted	23,921,619	23,879,336

See accompanying notes to unaudited interim financial statements.

GRI Bio, Inc.
Statements of Changes in Stockholders’ Deficit
(In thousands, except shares)
(Unaudited)

	Redeemable Common Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2020	209,000	$124	22,688,511	$227	$8,548	$(13,720)	$(4,945)
Issuance of common stock	—	—	77	1	99	—	100
Non-contingent beneficial conversion feature	—	—	—	—	150	—	150
Extinguishment of accrued compensation	—	—	—	—	1,406	—	1,406
Net loss	—	—	—	—	—	(1,193)	(1,193)
Balance September 30, 2021	209,000	$124	22,765,511	$228	$10,203	$(14,913)	$(4,482)

	Redeemable Common Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2021	209,000	$124	22,765,434	$228	$10,203	$(15,279)	$(4,848)
Issuance of warrants and non-contingent beneficial conversion feature in connection with convertible promissory note	—	—	—	—	60	—	60
Issuance of warrants in connection with non-convertible promissory note	—	—	—	—	30	—	30
Net loss	—	—	—	—	—	(948)	(948)
Balance September 30, 2022	209,000	$124	22,765,434	$228	$10,293	$(16,227)	$(5,706)

See accompanying notes to unaudited interim financial statements.

GRI Bio, Inc.
Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended
	September 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(948)	$(1,193)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	2	2
Amortization of debt discounts	45	120
Gain on extinguishment of PPP loan	—	(50)
Reduction in carrying amount of right-of-use assets	35	35
Changes in operating assets and liabilities:
Prepaid expenses	(7)	(1)
Accounts payable	77	(1)
Accrued expenses	590	394
Operating lease liabilities	(35)	(29)
Cash used in operating activities	(241)	(723)

Financing activities:
Advances from employees	35	—
Repayment of advances from employees	(30)	—
Proceeds from advances under a convertible promissory note	125	500
Proceeds from issuance of a non-convertible promissory note	125	—
Proceeds from issuance of common stock	—	100
Cash provided by financing activities	255	600
Net increase (decrease) in cash	14	(123)
Cash at beginning of year	90	337
Cash at end of year	$104	$214

Non-cash investing and financing activities:
Recognition of operating lease right-of-use asset	$—	$145
Recognition of operating lease liability	$—	$145
Non-contingent beneficial conversion feature on an advance under a convertible promissory note.	$90	$150
Extinguishment of accrued compensation recognized in additional paid-in capital.	$—	$1,406

See accompanying notes to unaudited interim financial statements.

GRI Bio, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
Note 1.    THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES
The Company and Nature of Operations
GRI Bio, Inc. (the Company), incorporated in Delaware in May 2009, is a clinical stage biotechnology company located in La Jolla, California. With a focus on discovering, developing, and commercializing innovative therapies that target serious diseases associated with dysregulated immune responses leading to inflammatory, fibrotic, and autoimmune disorders, the Company’s goal is to be an industry leader in developing therapies to treat these diseases and to improve the lives of patients suffering from such diseases. Since its inception, the Company has devoted substantially all of its resources to research and development efforts relating to drug candidates and to general and administrative support for these operations. Management views its operations and manages its business as one operating segment.
The Company is subject to a number of risks and uncertainties, similar to those faced by other clinical stage biotechnology companies, involving the successful discovery and development of drug candidates, the protection of proprietary information, obtaining regulatory approvals and market acceptance, and the ability to raise additional capital, among others.
Basis of Presentation
The condensed financial statements have been prepared for interim financial reporting purposes, are unaudited, and should be read in conjunction with the Company’s latest annual financial statements. The condensed financial statements were prepared on the same basis as the Company’s annual financial statements; however, certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) may have been condensed or omitted.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of gains and expenses during the reporting period. Accordingly, actual results could differ from those estimates.
Cash
The Company maintains its cash in checking and savings accounts with reputable banks that may, at times, exceed federally insured limits. The Company has not experienced any losses in its cash accounts and does not believe they are subject to significant credit risk.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a hierarchy that prioritizes the inputs used to measure fair value, which consists of three broad levels:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
Level 2: Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly. Such inputs include (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

GRI Bio, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The carrying amounts reported for cash, accounts payable, accrued expenses, and advances from employees, and the $125 face amount of the outstanding non-convertible promissory note as of September 30, 2022, approximate their fair values due to their short-term nature. The fair value of the outstanding convertible promissory note was estimated to be approximately $3,775 and $3,650 as of September 30, 2022 and 2021, respectively, based on the interest on the note and the holder’s options to convert the note into shares of the Company’s common stock (Level 2 inputs).
Property and Equipment
Property and equipment are stated at cost. Maintenance and repairs that do not improve or extend the useful lives of the respective assets are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized, using the straight-line method, over the shorter of the estimated economic life of the improvements or the remaining lease term.
Long-Lived Assets
Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of the projected future undiscounted cash flows is less than the carrying amount of the assets, the assets will be written down to their estimated fair value in the period in which the determination is made. Management determined there was no impairment of long-lived assets during the nine months ended September 30, 2022 and 2021.
Leases
The Company accounts for its leases in accordance with Accounting Standards Codification (ASC) 842, Leases, and assesses at contract inception whether a contract is, or contains, a lease. Generally, a lease exists if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company determines that it has the right to control the use of an identified asset when (i) it has the right to substantially all of the economic benefits from use of the identified asset and (ii) it has the right to direct the use of the identified asset. As permitted, the Company has made the accounting policy election to not separate lease components from non-lease components when allocating contract consideration, and instead accounts for each lease component and associated non-lease components as a single lease component.
The Company classifies a lease as a finance lease when one or more of the following criteria are met: (i) the lease transfers ownership of the underlying asset to the Company by the end of the lease term, (ii) the lease grants an option to purchase the underlying asset that the Company is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining useful life of the underlying asset, (iv) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Company did not have any finance leases as of September 30, 2022 and 2021. A lease that does not meet any of these criteria is classified as an operating lease.
At the lease commencement date, the Company recognizes a right-of-use asset and a lease liability for its operating leases, except its short-term operating leases with original lease terms of twelve months or less. The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability plus any lease prepayments. The lease liability is initially measured at the present value of the lease payments not yet paid, discounted using an estimate of the Company’s incremental borrowing rate for a collateralized loan with a similar amount and terms as the underlying lease in a similar economic environment. That discount rate is used because the interest rate implicit in the Company’s lease contracts is typically not readily determinable.
Lease modifications that grant the right to use an existing leased asset for an additional period of time (i.e., a period of time not included in the original lease agreement) are not accounted for as separate contracts; however, the lease term, classification, discount rate, and measurement of the remaining consideration due under the contract are

GRI Bio, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
reassessed upon execution of such modifications. Lease expense for operating leases is recognized on a straight-line basis over the term of the lease and is included in operating expenses.
Paycheck Protection Program Loan
In April 2020, the Company was granted a $50 loan from a bank under the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The interest rate on the loan was 1.00% per annum and it was scheduled to mature in April 2022. Up to 100% of the loan amount qualified for forgiveness if, during the covered period following loan disbursement, (i) employee and compensation levels were maintained, (ii) the loan proceeds were spent on payroll costs and other eligible expenses, and (iii) at least 60% of the proceeds were spent on payroll costs. The application for these funds required the Company to, in good-faith, certify that the then-current economic uncertainty made the loan request necessary to support the operations of the Company. This certification further required the Company to take into account business activity and its ability to access other sources of liquidity sufficient to support operations in a manner that would not significantly detriment the business. The certification made by the Company did not contain any objective criteria and is subject to interpretation. If, despite the good-faith belief that given the Company’s circumstances all eligibility requirements for the PPP loan were satisfied, it is later determined that the Company had violated any applicable laws or regulations or it is otherwise determined the Company was ineligible to receive the PPP loan, it may be required to repay the PPP loan in its entirety and/or be subject to additional penalties.
In May 2021, the Company received notification from the Small Business Administration (SBA) that all of the principal and interest outstanding under its PPP loan had been forgiven. Accordingly, the Company de-recognized the related liability in 2021 and recognized a corresponding gain on extinguishment. No payments of principal or interest were made prior to forgiveness.
Beneficial Conversion Features
Conversion options embedded in convertible promissory notes are accounted for as beneficial conversion features if the effective conversion price is less than the fair value of the Company’s common stock on the commitment date. The intrinsic value of a non-contingent beneficial conversion feature is recognized as a debt discount, with a corresponding increase to additional paid-in capital, on the commitment date. The intrinsic value of a contingent beneficial conversion feature is not recognized until the uncertain future event or circumstance occurs.
Debt Discounts
The relative fair values of warrants and common shares issued, and call option rights assigned, in connection with principal advances under promissory notes, and the intrinsic values of related non-contingent beneficial conversion features, were recorded as debt discounts which are amortized over the estimated terms of the notes using the effective interest method.
Stock-Based Compensation
Stock-based compensation recognized for stock option awards is based on the fair value of the awards on the grant date. The Company estimates the grant-date fair value of the awards using the Black-Scholes option pricing model, which requires the input of subjective assumptions including (i) the estimated fair value of the common stock, (ii) the expected stock price volatility, (iii) the risk-free interest rate, (iv) the expected term of the award, and (v) the expected dividend yield. Compensation cost for awards with service-based vesting conditions is recognized ratably over the requisite service periods. Compensation cost for awards with performance-based vesting conditions is recognized ratably over the requisite service periods if achievement of the performance conditions is probable. The effect of forfeitures is recognized as a reduction of stock-based compensation expense in the period in which the forfeitures occur. The Company issues new shares of common stock upon a stock option exercise.

GRI Bio, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
Common Shares Issued and Outstanding
The number of shares of common stock issued as reported in the balance sheets includes legally issued shares of unvested restricted common stock for which the holders have the right to vote the shares and the right to receive dividends in such amount and at such times as all other common stockholders.
Internally Developed Patents
Costs associated with the application and award of internally developed patents are expensed as incurred due to uncertainties regarding their recoverability.
Research and Development
Research and development costs are expensed as incurred.
Income Taxes
The provision for income taxes is based on the sum of the taxes currently payable or refundable plus the changes in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for net operating loss carryforwards and temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities for net operating loss carryforwards and temporary differences are measured using enacted tax rates in effect for the years in which the net operating losses are expected to be utilized and the temporary differences are expected to reverse. A valuation allowance is recorded against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.
The provision for income taxes is based on tax positions taken or expected to be taken in the Company’s income tax returns. The tax benefits of an uncertain tax position are recognized only if it is more likely than not that the tax position would be sustained upon examination by the relevant taxing authority. Tax benefits related to uncertain tax positions that do not meet this criterion are not recognized in the financial statements. There were no unrecognized tax benefits related to uncertain tax positions as of September 30, 2022 and 2021. Due to the existence of net operating loss carryforwards, the Company’s federal and state income tax returns are open to examination by the taxing authorities for all years since inception. Interest and penalties related to income taxes are recognized as a component of the provision for income taxes.
Recently Issued Accounting Pronouncements Not Yet Adopted
In August 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which reduces the number of accounting models available for convertible instruments, amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives, and modifies the diluted earnings per share calculations by requiring the use of the if-converted method and eliminating the treasury stock method, among other changes. The amendments in this update are effective for the Company’s fiscal years beginning after December 15, 2023, with early adoption permitted in fiscal years beginning after December 15, 2020. The guidance may be adopted through either a modified retrospective or fully retrospective transition method. Management is currently evaluating the impact of this update on the Company’s financial statements.
Note 2.    LIQUIDITY AND GOING CONCERN
Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date the financial statements are issued. The mitigating effect of management’s plans to alleviate the substantial doubt is considered only to the extent that it is probable that (i) management’s plans will be effectively implemented and (ii) when implemented, will mitigate the relevant conditions or events that raise the substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued.

GRI Bio, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
As of September 30, 2022, the Company had cash of $104, negative working capital of $5,639 and an accumulated deficit of $16,227. During the nine months ended September 30, 2022, the Company incurred a net loss of $948 and used $241 of cash in operations. The Company has incurred losses since inception and, to date, has financed its operations by issuing equity and debt securities. Management anticipates that the Company will continue to incur losses and generate negative operating cash flows in the foreseeable future as it continues to develop its drug candidates and that the Company will require additional funding to support its planned operating activities.
These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.
As discussed in Note 12, Subsequent Events, the Company recently completed the Bridge Financing (as defined below) and entered into the Merger Agreement (as defined below) and Equity SPA (as defined below). The Company will require additional funding in order to complete the development and commercialization of its product candidates. Until such time, if ever, in which the Company can generate substantial product revenue, it expects it may continue to fund its operations and capital funding needs through equity offerings, debt financings or other capital sources, including strategic licensing, collaboration or other similar agreements. If the Company is unable to secure adequate additional funding, it will need to reevaluate its operating plans and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, delay, scale back or eliminate some or all of its development programs, or relinquish rights to its technology on less favorable terms than it would otherwise choose. These actions could materially impact its business, results of operations and future prospects.
Failure to obtain adequate financing when needed could adversely affect the Company’s ability to operate as a going concern. The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. They do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.
Note 3.    NET LOSS PER COMMON SHARE
Basic and diluted net loss per common share are calculated by dividing the net loss by the applicable weighted-average number of common shares outstanding during the period. Since the Company had a net loss during the nine months ended September 30, 2022 and 2021, diluted net loss per common share is the same as basic net loss per common share for the period because the effects of potentially dilutive securities are antidilutive.
The following table summarizes the calculations of basic and diluted net loss per common share:

	Nine Months Ended
	September 30,
	2022	2021
Numerator:
Net loss	$(948)	$(1,193)
Denominator:
Weighted-average common shares outstanding(1)	23,921,619	23,879,336
Net loss per common share, basic and diluted	$(0.04)	$(0.05)
__________________
(1)Includes 1,199,225 and 1,136,725 common shares underlying warrants with $0.01 exercise price as of September 30, 2022 and 2021, respectively.

GRI Bio, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
Potentially dilutive securities not included in the diluted net income (loss) per common share calculations because their (i) effects were antidilutive or (ii) contingent conditions have not been satisfied are as follows for the periods presented:

	September 30,
	2022	2021
Stock options	2,392,375	2,392,375
Warrants	269,232	269,232
Restricted stock subject to contingent conditions	3,956,643	3,956,643
Stock subject to put right	209,000	209,000
Convertible promissory note(1)	3,403,846	3,307,692
	11,430,321	8,020,163
__________________
(1)The conversion price for the $500 second additional advance from May 2021 is assumed to be $1.00 per share. The conversion price for all other convertible amounts is assumed to be $1.30 per share.
Note 4.    PROPERTY AND EQUIPMENT

	September 30,	December 31,
	2022	2021
Computer equipment (useful life – 5 years)	$10	$10
Furniture and fixtures (useful life – 5 years)	13	13
	23	23
Accumulated depreciation	(22)	(20)
	$1	$3
Depreciation expense related to property and equipment was $2 for each of the nine-month periods ended September 30, 2022 and 2021.
Note 5.    ACCRUED EXPENSES

	September 30,	December 31,
	2022	2021
Accrued compensation	$417	$142
Accrued interest	1,440	1,111
Other	3	18
	$1,860	$1,271
In March 2021, two employees agreed to forego $1,406 of accrued compensation and legally released the Company from the obligation to pay such amount. Accordingly, the Company de-recognized the related liability in 2021 and recognized a corresponding increase to additional paid-in capital.
Note 6.    CONVERTIBLE PROMISSORY NOTE
In November 2018, the Company and TEP Biotech, LLC (TEP) entered into a convertible note and warrant purchase agreement pursuant to which TEP agreed to fund up to $5,000 to the Company in exchange for a convertible promissory note (the TEP Note) and a warrant to purchase up to 675,000 shares of the Company’s common stock at an exercise price of $0.01 per share. The TEP Note is secured by the Company’s assets and, on a pro-rata basis, is jointly senior with a non-convertible promissory note issued to a separate lender (Note 7). The note accrues simple interest on the outstanding principal balance at a rate of 12% per annum. The total outstanding principal and accrued interest balance was initially due on the earlier of the Company’s next financing, as defined, and May 2, 2020 (the maturity date). The initial $2,500 tranche under the TEP Note was funded upon execution of the agreement in November 2018. Upon receipt of the initial tranche, the Company used a portion of the proceeds to

GRI Bio, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
repurchase 252,349 shares of the Company’s common stock held by another stockholder for $150 then issued 83,999 of the repurchased shares to TEP as additional consideration for the TEP Note. The proceeds from the $2,500 initial tranche were allocated to the convertible debt instrument, warrants, and common stock based on their relative fair values as of the commitment date. Since the effective conversion price of the convertible debt instrument was less than the commitment date fair value of the Company’s common stock, this also gave rise to a beneficial conversion feature.
The Company recognized a total debt discount of $1,408 for the beneficial conversion feature, warrants, and common stock, which was amortized as additional interest expense over the initial eighteen-month term of the note.
In December 2019, the Company and TEP amended the TEP Note. In lieu of TEP funding the second $2,500 tranche, TEP made a first additional advance of $500 to the Company in exchange for a convertible promissory note, a warrant to purchase up to 461,725 shares of the Company’s common stock at an exercise price of $0.01 per share, and the assignment of the Company’s rights under a certain call option agreement. The call option agreement, which was entered into in 2015, provided the Company with the right to repurchase up to 1,050,000 shares of the Company’s common stock held by the counterparty for $1.00 per share at any time before April 1, 2025. Management assessed the call option agreement and determined that it was indexed to the Company’s own equity and that all other conditions for equity classification were met. Accordingly, the call option agreement was classified as equity, was initially measured at fair value, and was not adjusted for subsequent changes in fair value.
The proceeds from the $500 first additional advance were allocated to the convertible debt instrument, warrants, and call option rights based on their relative fair values as of the commitment date. Since the effective conversion price of the convertible debt instrument was less than the commitment date fair value of the Company’s common stock, this also gave rise to a beneficial conversion feature. The intrinsic value of the beneficial conversion feature was greater than the proceeds allocated to the convertible debt instrument and, accordingly, the amount recorded for the beneficial conversion feature was limited to that amount. The Company recognized a total debt discount of $500 for the beneficial conversion feature, warrants, and call option rights, which was amortized as additional interest expense over the remaining five-month term of the note.
Until repayment of the TEP Note, TEP has the option to convert the initial tranche, the first additional advance, and, effective May 2021, accrued interest in the amount of $650, into shares of the Company’s common stock: (i) at any time at a conversion price equal to $1.30 per share; (ii) upon the closing of the Company’s next financing at a conversion price equal to the lesser of (a) $1.30 per share, (b) the lowest per share purchase price of the equity securities issued in the next financing, and (c) the quotient resulting from dividing the valuation cap ($40,000) by the Company’s fully diluted capitalization, as defined, immediately prior to the closing of the next financing; and (iii) upon the closing of a corporate transaction, as defined, at a conversion price equal to the lesser of (a) $1.30 per share and (b) the quotient resulting from dividing the valuation cap by the Company’s fully diluted capitalization immediately prior to the closing of the corporate transaction.
The conversion price described in (ii)(c) and (iii)(b) does not apply if the then-current valuation exceeds the valuation cap. The conversion price is subject to standard antidilution adjustments.
In July 2020, the TEP Note maturity date was extended to August 31, 2020, and in March 2021, TEP agreed to forbear on its available right to exercise remedies on account of the Company’s failure to pay the past due principal and accrued interest balance until October 31, 2021.
In May 2021, the Company and TEP amended the TEP Note, and TEP agreed to make a second additional advance of $500 to the Company in exchange for a convertible promissory note with separate, modified conversion options. The conversion options and terms for the second additional advance are the same as those for the initial tranche, except that $1.00 is the modified conversion price in sections (i), (ii)(a), and (iii)(a), and $27,000 is the modified valuation cap. Since the conversion price of the convertible debt instrument was less than the commitment date fair value of the Company’s common stock, this gave rise to a beneficial conversion feature. The Company recognized a debt discount of $150 for the beneficial conversion feature, which was amortized as additional interest expense over the remaining five-month term of the note.

GRI Bio, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
In July 2022, the Company and TEP further amended the TEP Note, and TEP agreed to make a third additional advance of $125 to the Company in exchange for a convertible promissory note and a warrant to purchase up to 31,250 shares of the Company’s common stock at an exercise price of $0.01 per share. The conversion options and terms for the third additional advance are the same as those for the initial tranche, except that the third additional advance calls for fixed interest in the amount of $15 with total principal and interest due on the earlier of the Company’s next financing of $3,000 or more and December 31, 2022. The proceeds from the $125,000 third additional advance were allocated to the convertible debt instrument and warrants based on their relative fair values as of the commitment date. Since the effective conversion price of the convertible debt instrument was less than the commitment date fair value of the Company’s common stock, this also gave rise to a beneficial conversion feature. The Company recognized a total debt discount of $60 for the beneficial conversion feature and warrants, which is being amortized as additional interest expense over the estimated six-month term of the note.
The aggregate principal balance outstanding on the TEP Note was $3,625 and $3,500 as of September 30, 2022 and 2021, respectively. The carrying amounts in the accompanying balance sheets are presented net of the unamortized debt discounts of $30,000 and $0 as of September 30, 2022 and December 31, 2021, respectively.
The Company continues to accrue simple interest on the initial tranche, the first additional advance, and the second additional advance based on the 12% per annum rate. Management believes it is unlikely that TEP will assert a claim for additional default rate interest of 5% per annum or for a late charge of 5% on the principal and accrued interest balance that is past due.
Total interest expense recognized on the TEP Note, including amortization of the debt discounts, was $352 and $410 for the nine months ended September 30, 2022 and 2021, respectively. Total accrued interest on the TEP Note was $1,433 and $1,111 as of September 30, 2022 and December 31, 2021, respectively.
Note 7.    NON-CONVERTIBLE PROMISSORY NOTE
In July 2022, the Company issued a $125 non-convertible promissory note to a lender which calls for fixed interest in the amount of $15 with total principal and interest due on the earlier of the Company’s next financing of $3,000 or more and December 31, 2022. The promissory note is secured by the Company’s assets and, on a pro-rata basis, is jointly senior with the TEP Note (Note 6).
As part of the financing, the Company also issued a warrant to the lender to purchase up to 31,250 shares of the Company’s common stock at an exercise price of $0.01 per share. The proceeds from the financing were allocated to the promissory note and warrants based on their relative fair values as of the commitment date, resulting in a debt discount of $30 which is being amortized as additional interest expense over the estimated six-month term of the note.
The principal balance outstanding on the non-convertible promissory note was $125 as of September 30, 2022. The carrying amount in the accompanying balance sheet is presented net of the unamortized debt discount of $15 as of September 30, 2022. Interest expense recognized on the promissory note, including amortization of the debt discount, was $23 for the nine months ended September 30, 2022. Accrued interest on the promissory note was $7 as of September 30, 2022.
Note 8.    STOCKHOLDERS’ DEFICIT
Issuance of Common Stock to Investors
In March 2021, the Company issued 76,923 shares of common stock to one investor in exchange for $100 in cash.
Redeemable Common Stock
In November 2018, the Company entered into an agreement with a stockholder pursuant to which the stockholder has the right to require the Company to purchase all or a portion of 209,000 shares of the Company’s common stock held by the stockholder for $0.594 per share (the Put Right).

GRI Bio, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
The Put Right is exercisable (i) for a period commencing thirty days prior to the day the Company completes an equity or debt financing and ending fifteen business days thereafter, or (ii) at any time following a breach of the agreement by the Company.
Management assessed the Put Right and determined that (i) it is not freestanding and, therefore, is not required to be classified as a liability and (ii) it can be exercised by the stockholder at any time, which is not within the Company’s control. Therefore, the common shares subject to the Put Right are classified in mezzanine equity. The stockholder had not exercised the Put Right as of September 30, 2022.
Warrants
As of September 30, 2022 and December 31, 2021, the Company had 1,468,457 and 1,405,957 warrants outstanding, respectively, the details of which are as follows:

Issuance	Number of Common Shares	Exercise Price	Expiration
November 2018	675,000	$0.01	November 2023
December 2019	461,725	$0.01	December 2024
November 2020	230,770	$1.30	November 2023
December 2020	38,462	$1.30	December 2023
July 2022	62,500	$0.01	July 2027
The warrants include cashless exercise features, are subject to standard antidilution adjustments, and were issued in connection with advances under promissory notes and issuances of common stock.
Restricted Stock Awards
In April 2015, the Company issued a total of 3,312,000 restricted stock awards to its three co-founders.
These awards vest upon the earlier occurrence of a liquidity event, defined as a change in control of the Company or the Company’s initial public offering, or the executive’s death, disability or the termination of employment or other service of the Company by the Company or the Company’s shareholders other than for cause or performance reasons
Compensation cost for these restricted stock awards will be recognized if and when the awards vest based on the consummation of a liquidity event or, if earlier, upon the death, disability, or termination without cause of the executive officer. The compensation cost for the restricted stock award issued to one executive officer who is a Company employee will be based on the grant date fair value of the award which was $1.00 per share. The compensation cost for the restricted stock awards issued to the two executive officers who are non-employees will be based on the fair value of the awards on the adoption date of ASU No. 2018-07 (January 1, 2018) which was $1.30 per share. The total unrecognized compensation cost for these restricted stock awards was $3,974 as of September 30, 2022.
In March 2021, the Company awarded an aggregate of 644,643 shares of restricted common stock to two executive officers. The awards vest upon the earliest to occur of completion of a liquidity event or the executive officer’s death, disability or termination of employment or other services to the Company by the Company or its shareholders other than for cause or for performance reasons. Compensation cost for these restricted stock awards will be recognized if and when the awards vest based on the grant date fair value of the awards which was $1.30 per share. The total unrecognized compensation cost for these restricted stock awards was $838 as of September 30, 2022.
Stock Options
The Board of Directors authorized the 2015 Equity Incentive Plan, as amended, (2015 Plan) pursuant to which the Company is authorized to grant incentive stock options, non-qualified stock options, and other stock-based awards to employees, directors, and consultants. The maximum term of a stock option granted under the 2015 Plan

GRI Bio, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
cannot exceed 10 years. The Company is authorized to grant up to 4,689,900 shares of common stock under the 2015 Plan, of which 2,297,525 shares remained available for future issuance as of September 30, 2022 and December 31, 2021. No stock options were granted, exercised, or forfeited during the nine months ended September 30, 2022 and 2021.
There were 2,392,375 stock options outstanding as of September 30, 2022 and December 31, 2021, all of which were granted in November 2016, have an exercise price of $0.73 per share, and contractually expire in November 2026 or upon termination of service, if earlier. The 1,298,718 options granted with service-based vesting conditions vested ratably over periods of two to three years. Of the 1,093,657 options granted with performance-based vesting conditions related to future receipts of funding by the Company, 546,829 of these options vested, and the related stock-based compensation was recognized, during a prior year. Achievement of the related performance conditions for the remaining 546,828 options has not been deemed probable and, accordingly, the Company has not recognized any compensation cost for these awards as of September 30, 2022. No stock-based compensation expense was recognized for the nine months ended September 30, 2022 and 2021.
There were 1,845,547 vested and exercisable stock options outstanding as of September 30, 2022 and December 31, 2021. The aggregate intrinsic value of vested and exercisable stock options outstanding was $1,052, and the remaining contractual term was 4.10 years, as of September 30, 2022. There were 546,828 non-vested stock options outstanding as of September 30, 2022 and December 31, 2021. The total unrecognized compensation cost for non-vested stock options outstanding was $279, and the remaining contractual term was 4.10 years, as of September 30, 2022. The non-vested stock options are subject to performance-based vesting conditions related to future receipts of funding by the Company. The unrecognized compensation cost will be recognized if and when it becomes probable that the performance conditions will be achieved.
Note 9.    COMMITMENTS AND CONTINGENCIES
Operating Leases
The Company leases office facilities under an operating lease agreement that was originally set to expire on March 31, 2021. In February 2021, the operating lease agreement was modified to extend the lease term to March 31, 2024. The lease agreement requires fixed monthly rental payments as well as payments for variable monthly utilities and operating costs throughout the lease term. As of September 30, 2022 and December 31, 2021, the discount rate applied on this operating lease was 12% and the remaining lease term was eighteen months and twenty-seven months, respectively. Lease expense for operating leases was $45 and $43 for the nine months ended September 30, 2022 and 2021, respectively. Cash paid for operating leases was also $45 and $43 for the nine months ended September 30, 2022 and 2021, respectively.
As of September 30, 2022, future minimum lease payments are due as follows for the years:

September 30, 2022
2023	$58
2024	29
Total	87
Less: Imputed interest	8
Present value of operating lease liabilities	$79
License Agreement
The Company has a license to use certain patents under a license agreement with Torrey Pines Institute for Molecular Studies. As part of the arrangement, the Company agreed to pay (i) a $100,000 milestone payment upon the enrollment of the first patient in the first clinical phase 1a trial with respect to a license related product and (ii) royalty payments of 2% of net sales of license related products. As of September 30, 2022, the Company does not expect to owe royalties pursuant to this agreement for any of its product candidates. Neither of these payments have

GRI Bio, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
been triggered through September 30, 2022, and management does not anticipate them being triggered in the near future. The agreement term ends on the expiration date of the longest-lived patent, which is in 2032.
Contingent Transaction Bonuses
In March 2021, the Company agreed to pay cash bonuses of $500 in the aggregate to W. Marc Hertz, Ph.D. and Sean Edwards upon the execution of a definitive merger agreement related to a reverse merger. Compensation cost for these contingent transaction bonuses will be recognized if and when a reverse merger is consummated based on the amount of cash paid by the Company. The Company expects to pay each of W. Marc Hertz, Ph.D. and Sean Edwards a bonus of $250 in connection with the closing of the Merger.
Note 10.    INCOME TAXES
The difference between the provision for income taxes and the amount expected by applying the federal statutory rate of 21% to pre-tax income (loss) is due to the following:

	Nine Months Ended
	September 30,
	2022	2021
Expected tax (benefit) based on federal statutory rate	$(199)	$(251)
State tax (benefit)	(73)	(116)
Permanent differences	105	527
Increase (decrease) in valuation allowance	167	(160)
Provision for income taxes	$—	$—
Significant components of deferred tax assets and liabilities, and the related valuation allowance, are as follows as of:

	September 30,	December 31,
	2022	2021
Net operating loss (NOL) carryforwards	$2,974	$2,879
Stock-based compensation	188	188
Accrued compensation	125	42
Operating lease liabilities	24	34
Operating lease right-of-use assets	(24)	(34)
Depreciation and amortization	(2)	(2)
State income taxes	(204)	(193)
Valuation allowance	(3,081)	(2,914)
Net deferred tax asset	$—	$—
A valuation allowance has been recorded for the full amount of the net deferred tax asset due to uncertainties regarding its realizability.
As of September 30, 2022, federal NOL carryforwards totaled $9,970, of which $6,124 expires from 2029 to 2037 and $3,845 does not expire. As of September 30, 2022, California NOL carryforwards totaled $9,961 and expire from 2029 to 2042. The future annual utilization of NOL carryforwards may become limited due to changes in ownership. The annual limitation may result in the carryforwards not being fully utilized prior to expiration.
Note 11.    RELATED PARTY TRANSACTIONS
The Company received $35 of non-interest bearing, short-term working capital advances from two employees during the nine months ended September 30, 2022, of which $5 remained outstanding as of September 30, 2022. The outstanding balance is due on demand.

GRI Bio, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
Note 12.    SUBSEQUENT EVENTS
Merger Agreement and Transaction
On December 13, 2022, Vallon Pharmaceuticals, Inc. (Vallon) entered into an Agreement and Plan of Merger (the Merger Agreement) with the Company and Vallon Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Vallon (Merger Sub). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into the Company (the Merger), with the Company surviving the Merger as a wholly owned subsidiary of Vallon. The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.
At the effective time of the Merger (the Effective Time) and pursuant to the terms of the Merger Agreement, each share of the Company’s common stock outstanding immediately prior to the Effective Time, excluding any dissenting shares but including any shares of Company’s common stock issued pursuant to the Equity Financing will be automatically converted solely into the right to receive a number of shares of Vallon’s common stock (Vallon Common Stock) equal to the exchange ratio described below. Each option to purchase shares of Company’s common stock (each, a Company Option) that is outstanding and unexercised immediately prior to the Effective Time under the 2015 Plan, whether or not vested, will be converted into and become an option to purchase shares of Vallon Common Stock, and Vallon will assume the 2015 Plan and each such Company Option in accordance with the terms of the 2015 Plan (Assumed Options). The number of shares of Vallon Common Stock subject to each Assumed Option will be determined by multiplying (i) the number of shares of Company’s common stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (ii) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Vallon Common Stock. The per share exercise price for Vallon Common Stock issuable upon exercise of each Assumed Option will be determined by dividing (A) the per share exercise price of such Assumed Option, as in effect immediately prior to the Effective Time, by (B) the exchange ratio and rounding the resulting per share exercise price up to the nearest whole cent. Any restriction on the exercise of any Assumed Option will continue in full force and effect and the term, exercisability, vesting schedule, and any other provisions of such Assumed Option will otherwise remain unchanged. Each warrant to purchase shares of Company’s common stock (the Company Warrants) outstanding immediately prior to the Effective Time will be assumed by Vallon and converted into warrants to purchase Vallon Common Stock (Assumed Warrants) and thereafter (i) each Assumed Warrant may be exercised solely for shares of Vallon Common Stock; (ii) the number of shares of Vallon Common Stock subject to each Assumed Warrant will be determined by multiplying (A) the number of shares of Company’s common stock that were subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Vallon Common Stock; (iii) the per share exercise price for Vallon Common Stock issuable upon exercise of each Assumed Warrant will be determined by dividing (A) the exercise price per share of the Company’s common stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (B) the exchange ratio, and rounding the resulting exercise price up to the nearest whole cent. All rights with respect to Company restricted stock awards will be assumed by Vallon and converted into Vallon restricted stock awards with the number of shares subject to each warrant multiplied by the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Vallon Common Stock. The term, exercisability, vesting schedule and other provisions of the Company restricted stock awards shall otherwise remain unchanged.
Securities Purchase Agreement (Bridge Financing)
In connection with signing the Merger Agreement, the Company entered into a Securities Purchase Agreement, dated as of December 13, 2022 (Bridge SPA) with Altium Growth Fund, LP (Investor), pursuant to which, among other things, the Investor agreed to purchase, and the Company agreed to issue, senior secured notes (Bridge Notes) in the aggregate principal amount of up to approximately $3,333, in exchange for an aggregate purchase price of up to approximately $2,500. Pursuant to the terms of the Bridge SPA, the Investor agreed to purchase the Bridge Notes in two closings: (i) the first closing for approximately $1,667, in aggregate principal amount (in exchange for an aggregate purchase price of approximately $1,250), which is scheduled to occur on December 14, 2022; and (ii) the second closing for approximately $1,667 in aggregate principal amount (in exchange for an aggregate purchase price of approximately $1,250), which is scheduled to close on the first business day following the date of effectiveness of

GRI Bio, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
the Registration Statement. The Bridge Notes are secured by a lien on all of the Company’s assets, as described in the Bridge SPA and its exhibits. In addition, upon the funding of each tranche as described above, the Investor will also receive warrants to purchase an aggregate of 1,252,490 shares of Company’s common stock (Bridge Warrants). The Bridge Warrants have an exercise price of $1.33 per share, are exercisable at any time on or after the applicable issuance date and have a term of 60 months from the date all shares underlying the Bridge Warrants are freely tradable. The Bridge Warrants also contain certain rights with regard to asset distributions and fundamental transactions. The exercise price of the Bridge Warrants will be subject to adjustment for splits and similar recapitalization events. As a result of the Merger, at the Effective Time, each Bridge Warrant will automatically be exchanged for warrants (Exchange Warrants) to purchase that number of shares of Vallon Common Stock equal to 11,272,408 multiplied by the exchange ratio. The Exchange Warrants will be on substantively similar terms to the Bridge Warrants, and have an initial exercise price equal to 24% of the Closing Per Share Price (as defined in the Equity SPA, defined below). The exercise price of the Exchange Warrants will be subject to adjustment for splits and similar recapitalization events.
Securities Purchase Agreement (Equity Financing)
In connection with signing the Merger Agreement, Vallon, the Company and the Investor entered into a Securities Purchase Agreement, dated as of December 13, 2022 (Equity SPA), pursuant to which, among other things, the Investor agreed to invest approximately $12,250 in cash and cancel any outstanding principal and interest on the Bridge Notes immediately prior to the Closing (the aggregate amount of such cash investment and the cancellation of the outstanding principal and interest on the Bridge Notes) to fund the combined company following the Merger. In return, the Company will issue shares (Initial Shares) of Company’s common stock to the Investor equal to approximately 10.19% of the estimated Parent Fully Diluted Number (as defined in the Equity SPA). The Equity Financing will close on the same date as the Closing. In addition, Company will deposit a number of shares of Company’s common stock equal to 400% of the number of Initial Shares (Additional Shares) into escrow with an escrow agent, to be exchanged for Vallon Common Stock in the Merger, and to be delivered, in whole or in part, based on the exchange ratio. As a result of the Merger, at the Effective Time, each Initial Share will automatically be converted into the right to receive a number of shares of Vallon Common Stock equal to the number of Initial Shares multiplied by the exchange ratio. Further, at the Effective Time, each Additional Share placed into escrow with the escrow agent will automatically be converted into the right to receive a number of shares of Vallon Common Stock equal to the number of Additional Shares multiplied by the exchange ratio. Additional Shares shall be issued to the Investor upon certain specified reset dates under the Equity SPA in the event that Vallon’s share price is less than 90% of the arithmetic average of the five lowest weighted average prices of the Vallon Common Stock over the applicable periods set forth in the Equity SPA.
In addition, Vallon will issue to the Investor (i) Series A-1 Warrants to purchase that number of shares of Vallon Common Stock equal to 500% of the Initial Shares, (ii) Series A-2 Warrants to purchase that number of shares of Vallon Common Stock equal to 450% of the Initial Shares, and (iii) Series T Warrants to purchase (x) that number of shares of Vallon Common Stock equal to approximately 320.9% of the Initial Shares and (y) upon exercise of the Series T Warrants, an additional amount of Series A-1 Warrants and Series A-2 Warrants, each to purchase that number of shares of Vallon Common Stock equal to approximately 320.9% of the Initial Shares (collectively, the Equity Warrants). The Equity Warrants will be issued on the 11th trading day following the Closing and will have an initial exercise price per share equal to 20% of the Closing Per Share Price for the Series T Warrants, 22% of the Closing Per Share Price for the Series A-1 Warrants and Series A-1 Warrants issued upon exercise of the Series T Warrants and 24% of the Closing Per Share Price for the Series A-2 Warrants and Series A-2 Warrants issued upon exercise of the Series T Warrants. The Equity Warrants are exercisable at any time on or after the applicable issuance date. The Series A-1 Warrants have a term of 60 months from the date all shares underlying the Series A-1 Warrants are freely tradable and the Series A-2 Warrants and Series T Warrants have a term of 24 months from the date all shares underlying the Series A-2 Warrants and Series T Warrants, respectively, are freely tradable. Vallon may force the exercise of the Series T Warrants subject to the satisfaction of certain equity conditions. The Equity Warrants have a cashless exercise provision providing that if on any trading day following the earlier of (i) 240 days following the Closing or (ii) the deadline under the Registration Rights Agreement for having a registration statement registering the underlying Series A-2 warrant shares for resale declared effective (such earlier date, the Trigger Date), a registration statement covering the resale of the warrant

GRI Bio, Inc.
Notes to Unaudited Interim Financial Statements
(in thousands, except share and per share data)
shares that are the subject of an exercise notice is unavailable, such Equity Warrant may be exercised on a cashless basis and receive shares of common stock pursuant to the formula therein. The Series A-2 Warrants also have an alternate cashless exercise provision providing that if on any trading day following the Trigger Date, the weighted average price of the post-merger combined company’s common stock is less than 90% of the exercise price of the Series A-2 Warrants, then the holder of the Series A-2 Warrant may exercise the Series A-2 Warrants on a cashless basis and receive one share of common stock for each underlying Series A-2 Warrant share. The exercise price of the Series A-1 Warrants is subject to adjustment for certain dilutive issuances, and the exercise prices and number of shares issuable upon exercise of the Equity Warrants are subject to adjustment for reverse stock splits and similar recapitalization events. The Equity Warrants also contain certain rights with regard to asset distributions and fundamental transactions
Restricted Stock Awards
In December 2022, the Company amended the 2015 Awards to allow the awards to vest upon the earliest to occur of completion of a liquidity event to be defined as a change in control of the Company, the expiration of a lock-up period following the Company’s initial public offering, or the executive officer’s death, disability or termination of employment or other service to the Company by the Company or its shareholders other than for cause or for performance reasons.
Additionally, in December 2022, the Company awarded an aggregate of 417,000 shares of restricted common stock to two executive officers. The awards vest upon the earliest to occur of completion of a liquidity event to be defined as a change in control of the Company, the expiration of a lock-up period following the Company’s initial public offering, or the executive officer’s death, disability or termination of employment or other service to the Company by the Company or its shareholders other than for cause or for performance reasons. Compensation cost for these restricted stock awards will be recognized if and when the awards vest based on the grant date fair value of the awards which was $1.00 per share.
Conversion of TEP Note
In December 2022, in connection with the execution of the Merger Agreement, the TEP Note converted in full to 4,150,000 shares of Company’s common stock pursuant to a conversion agreement executed by the Company and TEP.
Management has evaluated subsequent events through December 22, 2022, which is the date that the accompanying financial statements were issued.

Annex A

AGREEMENT AND PLAN OF MERGER
among:
VALLON PHARMACEUTICALS, INC.;
VALLON MERGER SUB, INC.; and
GRI BIO, INC.
Dated as of December 13, 2022

A-1

i

SECTION 4.REPRESENTATIONS AND WARRANTIES OF PUBCO AND MERGER SUB		49

4.1	DUE ORGANIZATION; SUBSIDIARIES.	49
4.2	ORGANIZATIONAL DOCUMENTS	50
4.3	AUTHORITY; BINDING NATURE OF AGREEMENT	50
4.4	VOTE REQUIRED	50
4.5	NON-CONTRAVENTION; CONSENTS.	50
4.6	CAPITALIZATION.	52
4.7	SEC FILINGS; FINANCIAL STATEMENTS.	53
4.8	ABSENCE OF CHANGES	55
4.9	ABSENCE OF UNDISCLOSED LIABILITIES	56
4.10	TITLE TO ASSETS	56
4.11	REAL PROPERTY; LEASEHOLD	56
4.12	INTELLECTUAL PROPERTY.	56
4.13	AGREEMENTS, CONTRACTS AND COMMITMENTS.	59
4.14	COMPLIANCE; PERMITS; RESTRICTIONS.	61
4.15	LEGAL PROCEEDINGS; ORDERS.	64
4.16	TAX MATTERS.	64
4.17	EMPLOYEE AND LABOR MATTERS; BENEFIT PLANS	66
4.18	ENVIRONMENTAL MATTERS	70
4.19	INSURANCE	71
4.20	TRANSACTIONS WITH AFFILIATES	71
4.21	NO FINANCIAL ADVISORS	71
4.22	VALID ISSUANCE	71
4.23	PRIVACY AND DATA SECURITY	71
4.24	SHELL COMPANY STATUS	72
4.25	ANTI-BRIBERY	72
4.26	NO OWNERSHIP OF THE COMPANY STOCK	72
4.27	OPINION OF FINANCIAL ADVISOR	72
4.28	OPERATIONS OF MERGER SUB	72
4.29	NO OTHER REPRESENTATIONS OR WARRANTIES	72

SECTION 5.CERTAIN COVENANTS OF THE PARTIES		73

5.1	OPERATION OF PUBCO’S BUSINESS	73
5.2	OPERATION OF THE COMPANY’S BUSINESS	75
5.3	ACCESS AND INVESTIGATION.	77
5.4	NO SOLICITATION.	78
5.5	NOTIFICATION OF CERTAIN MATTERS	79

SECTION 6.ADDITIONAL AGREEMENTS OF THE PARTIES		79

6.1	REGISTRATION STATEMENT; PROXY STATEMENT.	79
6.2	COMPANY STOCKHOLDER WRITTEN CONSENT.	82
6.3	PUBCO STOCKHOLDER MEETING.	84
6.4	EFFORTS; REGULATORY APPROVALS.	86
6.5	COMPANY OPTIONS AND COMPANY WARRANTS.	87
6.6	PUBCO OPTIONS	89

6.7	EMPLOYEE BENEFITS	89
6.8	PUBCO RSU AWARDS	89
6.9	INDEMNIFICATION OF OFFICERS AND DIRECTORS.	89
6.10	DISCLOSURE	91
6.11	LISTING	91
6.12	TAX MATTERS	92
6.13	LEGENDS	92
6.14	DIRECTORS AND OFFICERS	92
6.15	TERMINATION OF CERTAIN AGREEMENTS AND RIGHTS	92
6.16	SECTION 16 MATTERS	93
6.17	ALLOCATION CERTIFICATES	93
6.18	PUBCO REVERSE STOCK SPLIT	93
6.19	TAKEOVER STATUTES	93
6.20	PUBCO SEC DOCUMENTS	94
6.21	POST-CLOSING INVESTMENT	94
6.22	OBLIGATIONS OF MERGER SUB	94
6.23	FURTHER ASSURANCES	94

SECTION 7.CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY		94

7.1	EFFECTIVENESS OF REGISTRATION STATEMENT	94
7.2	NO RESTRAINTS	95
7.3	STOCKHOLDER APPROVAL	95
7.4	LISTING	95

SECTION 8.ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PUBCO AND MERGER SUB		95

8.1	ACCURACY OF REPRESENTATIONS	95
8.2	PERFORMANCE OF COVENANTS	96
8.3	CLOSING CERTIFICATE	96
8.4	FIRPTA CERTIFICATE	96
8.5	NO COMPANY MATERIAL ADVERSE EFFECT	96
8.6	COMPANY LOCK-UP AGREEMENTS	96
8.7	TERMINATION OF INVESTOR AGREEMENTS	96
8.8	CHIEF FINANCIAL OFFICER	96

SECTION 9.ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY		96

9.1	ACCURACY OF REPRESENTATIONS	96
9.2	PERFORMANCE OF COVENANTS	97
9.3	DOCUMENTS	97
9.4	NO PUBCO MATERIAL ADVERSE EFFECT	97
9.5	NET CASH. PUBCO’S NET CASH AT CLOSING SHALL NOT EXCEED NEGATIVE $4,000,000.	97
9.6	PUBCO LOCK-UP AGREEMENTS	97
9.7	LISTING	97
9.8	SARBANES-OXLEY CERTIFICATIONS	98

9.9	TERMINATION OF PUBCO MATERIAL CONTRACTS	98
9.10	CHARTER AMENDMENT	98
9.11	D&O POLICY	98
9.12	EXCHANGE AGENT AGREEMENT	98

SECTION 10.TERMINATION.		98

10.1	TERMINATION	98
10.2	EFFECT OF TERMINATION	101
10.3	EXPENSES; TERMINATION FEES	101

SECTION 11.MISCELLANEOUS PROVISIONS.		103

11.1	NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES	103
11.2	AMENDMENT	103
11.3	WAIVER	104
11.4	ENTIRE AGREEMENT; COUNTERPARTS; EXCHANGES BY ELECTRONIC TRANSMISSION	104
11.5	APPLICABLE LAW; JURISDICTION	104
11.6	ASSIGNABILITY	105
11.7	NOTICES	105
11.8	COOPERATION	106
11.9	SEVERABILITY	106
11.10	OTHER REMEDIES; SPECIFIC PERFORMANCE	106
11.11	NO THIRD PARTY BENEFICIARIES	107
11.12	ATTORNEYS’ FEES	107
Exhibits:
Exhibit A    Form of PubCo Stockholder Support Agreement
Exhibit B    Form of Company Stockholder Support Agreement
Exhibit C    Form of Lock-Up Agreement
Exhibit D    Form of Securities Purchase Agreement

Execution Version
AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of December 13, 2022, by and among VALLON PHARMACEUTICALS, INC., a Delaware corporation (“PubCo”), VALLON MERGER SUB, INC., a Delaware corporation and wholly owned Subsidiary of PubCo (“Merger Sub”), and GRI BIO, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.
RECITALS
A.PubCo and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL and, to the extent applicable, the CGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned Subsidiary of PubCo.
B.The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. By executing this Agreement, the Parties hereby adopt a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 and intend to file the statement required by Treasury Regulations Section 1.368-3(a).
C.The PubCo Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of PubCo and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of PubCo Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of PubCo vote to approve this Agreement and the Contemplated Transactions, including the (a) issuance of shares of PubCo Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement, and (b) amendment of PubCo’s certificate of incorporation to effect the PubCo Reverse Stock Split.
D.The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.
E.The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.
F.Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors set forth on Section A of the PubCo Disclosure Schedule (solely in their capacity as stockholders of PubCo) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit A (the “PubCo Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of PubCo in favor of the approval of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.
G.Within twenty-four (24) hours following the execution and delivery of this Agreement, directors and stockholders of the Company listed on Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) shall execute support agreements in favor of PubCo in substantially the form attached hereto as Exhibit B (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Common Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.
H.Concurrently with the execution and delivery of this Agreement and as a condition and inducement to PubCo’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section B of the Company Disclosure Schedule, to the extent not presently bound by a similar lock-up agreement, are each executing a lock-up agreement in substantially the form attached hereto as Exhibit C (the “Lock-Up Agreement”).
I.Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors of PubCo set forth on Section B of the PubCo Disclosure Schedule are each executing the form of Lock-Up Agreement.
J.It is expected that within five (5) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Common Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s Organizational Documents will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to PubCo, in order to obtain the Required Company Stockholder Vote (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).
K.Concurrently with the execution and delivery of this Agreement, certain investors have executed a Securities Purchase Agreement among the Company and the Persons named therein (representing an aggregate commitment no less than the Concurrent Investment Amount), pursuant to which such Persons will have agreed to purchase the number of shares of Company Common Stock set forth therein concurrently with the Closing in connection with the Company Financing.
AGREEMENT
The Parties, intending to be legally bound, agree as follows:

Section 1.    Definitions and Interpretative Provisions.
1.1    Definitions.
(a)    For purposes of this Agreement (including this Section 1):
“Acceptable Confidentiality Agreement” means a confidentiality agreement with respect to the Company or PubCo that is either (a) in effect as of the execution and delivery of this Agreement, or (b) executed, delivered and effective after the execution and delivery of this Agreement, in either case, that (i) contains confidentiality and use provisions and other provisions contained therein that are no less favorable in the aggregate, to the Company or PubCo, as applicable, than the terms of the Confidentiality Agreement, (ii) contains a “standstill” or similar provision that prohibits the making of an Acquisition Proposal to the applicable Party (other than an Acquisition Proposal to the applicable Party on a confidential, non-public basis) and (iii) does not contain any provision (A) granting any exclusive right to negotiate with such counterparty, (B) expressly prohibiting the Company or PubCo from satisfying its obligations under this Agreement, or (C) requiring the Company or its Affiliates or PubCo or its Affiliates, as applicable, to pay or reimburse the counterparty or its Affiliates’ fees, costs or expenses in connection with an Acquisition Proposal.
“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or PubCo, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.
“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of PubCo or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.
“Acquisition Transaction” means any transaction or series of related transactions involving:
(a)    any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent Entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided, however that in the case of the Company, to the extent the Company Financing is effected in accordance with the terms of this Agreement, the Company Financing shall not constitute an Acquisition Transaction, or

(b)    any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole, other than licenses by the Company in the Ordinary Course of Business.
“Additional Company Shares” means up to four hundred percent (400%) of the Company Initial Financing Shares. The Additional Company Shares will be held in escrow pursuant to the Escrow Agreement.
“Affiliate” shall have the meaning given to such term in Rule 144 under the Securities Act.
“Affordable Care Act” means the Patient Protection and Affordable Care Act.
“Ancillary Documents” means, collectively, the PubCo Stockholder Support Agreement, the Company Stockholder Support Agreement, the Lock-Up Agreements and the Securities Purchase Agreement.
“Applicable Time” means (a) with respect to the prospectus registering the public offering and sale of PubCo Common Stock, (i) the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC, (ii) the time the Registration Statement becomes effective under the Securities Act, and (iii) at the Effective Time, and (b) with respect to the Proxy Statement, (i) the time the Registration Statement becomes effective under the Securities Act, (ii) the date the Proxy Statement, or any amendment or supplement thereto, is first mailed to the stockholders of PubCo, and (iii) at the time of the PubCo Stockholder Meeting.
“Bridge Loan” means that certain Senior Secured Bridge Note entered into by and between the Company and Altium Growth Fund, LP.
“Bridge Loan Cash Amount” means $2,500,100.
“Bridge Loan Principal Amount” means $3,333,333.
“Bridge Warrants” means warrants to purchase 2,504,980 shares of Company Common Stock to be issued pursuant to the terms of the Bridge Loan.
“Business Day” means any day other than a day on which banks in the State of New York, State of California or State of Delaware are authorized or obligated to be closed.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority, or any other Law intended to address the consequences of COVID-19.
“Cash and Cash Equivalents” means all (a) cash and cash equivalents, and (b) marketable securities, in each case determined in accordance with GAAP, but excluding (i) any cash which is not freely usable by the PubCo because it is subject to restrictions, limitations or Taxes on use or distribution by Law, Contract, agreement or otherwise, including restrictions on dividends and repatriations or any other form of restriction, and (ii) any amounts that are not convertible to cash within thirty (30) days.
“CGCL” means the General Corporation Law of the State of California.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.
“Company Board” means the board of directors of the Company.
“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a), 3.6(c) and 3.6(d).
“Company Common Stock” means the common stock, $0.01 par value per share, of the Company.
“Company Contract” means any Contract: (a) to which the Company is a Party, (b) by which the Company is or may become bound or under which the Company has, or may become subject to, any obligation, or (c) under which the Company has or may acquire any right or interest.
“Company Employee Plan” means any Employee Plan (a) that the Company or any subsidiary sponsors, contributes to, or provides benefits under or through, or has any obligation to contribute to or provide benefits under or through, (b) that provides benefits to or otherwise covers any current or former employee, officer, director or other service provider of the Company (or their spouses, dependents, or beneficiaries), or (c) pursuant to which the Company has any liability, contingent or otherwise (including as an ERISA Affiliate).
“Company Financing” means the sale of Company Common Stock to be consummated concurrently with the Closing pursuant to the Securities Purchase Agreement with aggregate gross cash proceeds to the Company of at least the Concurrent Investment Amount, plus the conversion of the Bridge Loan Principal Amount.
“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(b), 3.3, 3.4 and 3.20.
“Company Initial Financing Shares” means the number of shares of Company Common Stock issued in the Company Financing that will be converted into PubCo Common Stock pursuant to the terms of this Agreement.
“Company IP Rights” means all Intellectual Property owned, licensed, or controlled by the Company that is necessary for or used in the operation of the business of the Company as presently conducted.

“Company IP Rights Agreement” means any instrument or agreement governing, related to or pertaining to any Company IP Rights.
“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of this Agreement, (c) any natural disaster or epidemics, pandemics (including the COVID-19 pandemic, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (collectively, “COVID-19”) or other outbreaks of diseases or quarantine restrictions), or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any change in GAAP or applicable Law or the interpretation thereof, (e) general economic or political conditions or conditions generally affecting the industries in which the Company operates, (f) changes in financial, banking or securities markets, or (g) any change in the cash position of the Company which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (c), (d) and (e), to the extent materially and disproportionately affecting the Company, relative to other similarly situated companies in the industries in which the Company operates.
“Company Options” means options to purchase shares of Company Common Stock issued by the Company.
“Company Registered IP” means all Company IP Rights that are owned or exclusively licensed by the Company that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.
“Company Restricted Stock Award” means Company Common Stock that is subject to vesting in accordance with a restricted stock grant agreement.
“Company Transaction Expenses” means all unpaid fees and expenses incurred by the Company at or prior to the Effective Time in connection with the Contemplated Transactions and this Agreement, including: (a) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of the Company, including for preparing of the Registration Statement, Proxy Statement, and any amendments and supplements thereto, preparing responses to any SEC comments, and drafting any charter amendments (and in each case, the related disclosure required in the Registration Statement and Proxy Statement); and (b) 50% of (i) any fees and expenses incurred by PubCo’s proxy solicitor (to be determined at the time retained) and PubCo’s filing agent and/or printer, in connection with the filing and distribution of the Registration Statement and the Proxy Statement and any amendments and supplements thereto with the SEC and the issuance of PubCo Common Stock, (ii) the fees and expenses paid or payable to the Exchange Agent pursuant to the engagement agreement with the Exchange Agent, (iii) any fees and expenses incurred by Broadridge Corporate Issuer Solutions, Inc., PubCo’s transfer agent, in connection with the filing and distribution of the Registration Statement and any amendments and supplements thereto with the SEC (without duplication of the fees and expenses addressed in clause (b) above), (iv) the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto with the SEC; (v) the fees payable to Nasdaq associated with the Nasdaq Listing Application and the PubCo Reverse Stock Split; and (vi) fees associated with the preparation of pro forma financial statements and evaluation of the accounting treatment of warrants.
“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have made a Company Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal, (b) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4), or (c) the Company, or any director or officer of the Company, shall have willfully and intentionally breached the provisions set forth in Section 5.4.
“Company Warrants” means any warrant to purchase shares of Company Common Stock but shall not include the Bridge Warrants.
“Concurrent Investment Amount” means $12,250,000.
“Confidentiality Agreement” means the Mutual Nondisclosure Agreement dated April 29, 2022, by and between the Company and PubCo.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” means the Merger and the other transactions contemplated by this Agreement and the Ancillary Documents, including the PubCo Reverse Stock Split.
“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.
“D&O Insurance” means the Director and Officer Liability Insurance of PubCo in effect as of the date of this Agreement or as may be renewed subsequent hereto.
“Deferred Payroll Taxes” means (i) any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) that the Company or PubCo has elected to defer pursuant to Section 2302 of the CARES Act and (ii) any payroll Tax obligations deferred pursuant to or in connection with the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of

the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Governmental Authority (including IRS Notice 2020-65).
“DGCL” means the General Corporation Law of the State of Delaware.
“Effect” means any effect, change, event, circumstance, or development.
“Employee Plan” means: (a) an “employee benefit plan” within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (b) stock option plans, stock purchase plans, bonus (including any annual bonus and retention bonus) or incentive plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other material employee benefit plans, agreements, and arrangements, not described in (a) above; and (c) plans or arrangements providing compensation to employee and non-employee directors.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other Person that is, or at any applicable time, was a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes such Entity.
“Escrow Agent” means Bank of New York Mellon.
“Escrow Agreement” means those certain escrow agreements by and among the Company, PubCo, the Escrow Agent and the parties named therein, related to the Additional Company Shares.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means, subject to Section 2.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) (i) the Company Valuation divided by (ii) the Company Outstanding Shares by (b) (i) the PubCo Valuation divided by (ii) the PubCo Outstanding Shares, in which:
•“Company Outstanding Shares” means, subject to Section 2.5(f), the total number of: (i) shares of Company Common Stock (including the Company Restricted Stock) and shares of Company common stock underlying the Company Options, Company Warrants, and the Bridge Warrants, in each case, outstanding immediately prior to the Effective Time; and (ii) the shares of Company common stock issued upon conversion of the Bridge Loan. For the avoidance of doubt, the issuance of any additional Company Outstanding Shares in connection with the Company Financing will have no effect on the ownership percentage of existing PubCo shareholders as of the date of Closing in either PubCo or the Surviving Corporation.
•“Company Valuation” means $49,000,000, subject to adjustment in accordance with Section 2.9(l) hereof.
•“PubCo Outstanding Shares” means, subject to Section 2.5(f) (including the effects of the PubCo Reverse Stock Split), the total number of: (i) shares of PubCo Common Stock outstanding immediately prior to the Effective Time, (ii) shares of PubCo Common Stock underlying each outstanding PubCo Warrant outstanding immediately prior to the Effective Time (other than the Representative’s Warrant), (iii) the number of shares of PubCo Common Stock resulting from the net settlement in shares of each in-the-money PubCo Option (calculated based on the treasury stock method using the PubCo In-the-Money Price) outstanding as of the Effective Time but solely to the extent such PubCo Option will not be canceled at or prior to the Effective Time pursuant to Section 6.6(b) or exercised prior thereto, (iv) the number of shares of PubCo Common Stock resulting from the net settlement in shares of the Representative’s Warrant to the extent such Representative’s Warrant is outstanding at the Effective Time and in-the-money (calculated based on the treasury stock method using the PubCo In-the-Money Price), and (v) any PubCo Capital Stock not requiring additional consideration will be deemed converted pursuant to its terms, provided however,

(a) any PubCo Options canceled at or prior to the Effective Time pursuant to Section 6.6(b) and (b) any shares of PubCo Common Stock reserved for future issuance pursuant to the PubCo Employee Plans shall be excluded. Notwithstanding anything contained herein to the contrary, any warrants issued in connection with the Company Financing and the Post-Closing Investment will not be included in the PubCo Outstanding Shares.
•“PubCo Base Equity Value” means $29,000,000, subject to adjustment in accordance with Section 2.9(l) hereof.
•“PubCo Valuation” means the sum of (x) the PubCo Base Equity Value, plus (y) Net Cash. For the avoidance of doubt, to the extent Net Cash is a negative number it shall reduce the PubCo Base Equity Value on a dollar for dollar basis; provided, however, that if PubCo Base Equity Value is reduced to a value between $29,000,000 and $26,000,000 in accordance with Section 2.9(l) hereof, PubCo Valuation means $26,000,000; provided, further, that if PubCo Base Equity Value is reduced to a value less than $26,000,000 in accordance with Section 2.9(l) hereof, PubCo Valuation means the PubCo Base Equity Value. By way of illustration, if (a) PubCo Base Equity Value is reduced to $27,000,000 in accordance with Section 2.9(l), then PubCo Valuation will be $26,000,000 regardless of the value of Net Cash or (b) if PubCo Base Equity value is reduced to $22,000,000 in accordance with Section 2.9(l), then PubCo Valuation will be $22,000,000.
Set forth on Section 1.1(a)(i) of the PubCo Disclosure Schedule is an illustrative example of Exchange Ratio calculations.
“Exchange Warrants” warrants to purchase a number of shares of PubCo Common Stock and to be issued in exchange for the Bridge Warrants after the Effective Time on the terms set forth in the Securities Purchase Agreement.
“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).
“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law; or (b) right under any Contract with any Governmental Authority.
“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including, crude oil or any fraction thereof, and petroleum products or by-products.
“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not and (e) all United States and foreign rights arising under or associated with any of the foregoing.
“IRS” means the United States Internal Revenue Service.
“Key Employee” means, with respect to the Company or PubCo, an executive officer of such Party.
“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions or similar opinions of counsel or any Intellectual Property rights clearance searches.
“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.
“Lower Net Cash Target” means negative $2,500,000.
“Merger Sub Board” means the board of directors of Merger Sub.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) of ERISA.
“Multiple Employer Plan” means a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA.
“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
“Nasdaq” means The Nasdaq Capital Market.
“Net Cash” means without duplication, on the Closing Date: (a) PubCo’s Cash and Cash Equivalents determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the PubCo SEC Documents and the unaudited interim balance sheet of PubCo as of September 30, 2022 (the “PubCo Unaudited Interim Balance Sheet”), minus (b) the sum of the consolidated short-term and long-term liabilities of PubCo accrued, in each case determined in accordance with GAAP, minus (c) any and all Liabilities of PubCo (I) to any current or former officer, director, employee, consultant or independent contractor of PubCo (including change of control payments, retention payments, PubCo RSU cash-out payments contemplated by Section 6.8, severance and other employee-, consultant- or independent contractor-related termination costs, or other payments), and (II) pursuant to any PubCo Employee Plan, including deferred compensation accrued but unpaid bonuses and accrued but unpaid vacation or paid time off (including related employer employment taxes on all the foregoing), minus (d) the PubCo Transaction Expenses to the extent not paid prior to the Closing Date, plus (e) solely with respect to PubCo, (1) prepaid expenses (2) expenses paid, or liabilities incurred as of the Closing Date, that are approved in writing to be covered under the D&O Insurance in excess of the deductible; provided, that, in the event that the actual PubCo Net Cash Calculation (as defined below) is at or above the Lower Net Cash Target and at or below the Upper Net Cash Target, then PubCo Net Cash shall be deemed to be negative $3,000,000. For illustrative purposes only, a sample statement of PubCo Net Cash as of the date described therein is set forth on Schedule 1.6.
“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.
“Ordinary Course of Business” means, in the case of each of the Company and PubCo, such actions taken in the ordinary course of its normal operations and consistent with its past practices.
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Party” or “Parties” means the Company, Merger Sub and PubCo.
“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.
“Permitted Encumbrance” means (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the PubCo Unaudited Interim Balance Sheet, as applicable, (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or PubCo, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.
“Person” means any individual, Entity or Governmental Authority.
“Personal Information” means information about an identified or identifiable individual.
“Post-Closing Investment” means the sale of Surviving Corporation capital stock to be consummated following the Closing pursuant to a Securities Purchase Agreement with aggregate gross cash proceeds to the Company of at least the Post-Closing Investment Amount.
“Post-Closing Investment Amount” means $10,000,000.
“Pre-Closing Tax Period” shall mean any taxable period ending on or prior to the Closing Date and the portion through the end of the Closing Date in the case of any Straddle Tax Period.
“Privacy Laws” mean Laws relating to privacy, security and/or collection, use or other processing of Personal Information.
“PubCo Associate” means any current or former employee, independent contractor, officer or director of PubCo.
“PubCo Board” means the board of directors of PubCo.
“PubCo Capitalization Representations” means the representations and warranties of PubCo and Merger Sub set forth in Sections 4.6(a), 4.6(c) and 4.6(d).
“PubCo Capital Stock” means the PubCo Common Stock.

“PubCo Common Stock” means the common stock, $0.0001 par value per share, of PubCo.
“PubCo Contract” means any Contract: (a) to which PubCo is a party, (b) by which PubCo is or may become bound or under which PubCo has, or may become subject to, any obligation or (c) under which PubCo has or may acquire any right or interest.
“PubCo Employee Plan” means any Employee Plan (i) that PubCo sponsors, contributes to, or provides benefits under or through, or has any obligation to contribute to or provide benefits under or through, (ii) that provides benefits to or otherwise covers any current or former employee, officer, director or other service provider of PubCo (or their spouses, dependents, or beneficiaries) or (iii) pursuant to which the PubCo has any liability, contingent or otherwise (including as an ERISA Affiliate).
“PubCo Fundamental Representations” means the representations and warranties of PubCo and Merger Sub set forth in Sections 4.1(a), 4.1(b), 4.3, 4.4, 4.21, 4.25 and 4.26.
“PubCo Indemnification Agreements” means PubCo’s standard form of indemnification agreement entered into with PubCo’s officer and directors with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers.
“PubCo In-the-Money Price” means the quotient obtained by dividing (a) the PubCo Valuation by (b) the PubCo Outstanding Shares.
“PubCo IP Rights” means all Intellectual Property owned, licensed or controlled by PubCo that is necessary for the operation of the business of PubCo as presently conducted.
“PubCo IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any PubCo IP Rights.
“PubCo Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a PubCo Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of PubCo (taken as a whole) or ability to consummate the Contemplated Transactions; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a PubCo Material Adverse Effect: (a) general business, economic or political conditions affecting the industry in which PubCo operates, (b) any natural disaster or epidemics, pandemics (including COVID-19 or other outbreaks of diseases or quarantine restrictions), or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (c) the taking of any action required to be taken by this Agreement, (d) any change in the stock price or trading volume of PubCo Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of PubCo Common Stock may be taken into account in determining whether a PubCo Material Adverse

Effect has occurred, unless such Effects are otherwise excepted from this definition), (e) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (g) resulting from the taking of any action or the failure to take any action, by PubCo that is required to be taken by this Agreement, or (h) decrease in operation or decrease in cash balances of PubCo, except in each case with respect to clauses (a) and (b), to the extent disproportionately affecting PubCo relative to other similarly situated companies in the industries in which PubCo operates.
“PubCo Options” means options to purchase shares of PubCo Common Stock issued by PubCo.
“PubCo Registered IP” means all PubCo IP Rights that are owned or exclusively licensed by PubCo that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all Patents, registered copyrights and registered trademarks and all applications for any of the foregoing.
“PubCo RSU Award” means any equity award with respect to PubCo Common Stock that represents the right to receive in the future shares of PubCo Common Stock pursuant to the PubCo 2018 Stock Plan.
“PubCo Transaction Expenses” means the sum of: (a) (i) the cash cost of any change of control payments or severance, termination or similar payments that are due or become due to any current or former employee, director or independent contractor of PubCo upon the consummation of the Contemplated Transactions and (ii) any Transaction Payroll Taxes that are unpaid as of the Closing Date; (b) any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, and other advisors of PubCo, including, for preparation of the Registration Statement, Proxy Statement, and any amendments and supplements thereto, preparing responses to any SEC comments, and drafting any charter amendments (and in each case, the related disclosure required in the Registration Statement and Proxy Statement); (c) the D&O Tail Policy; and (d) 50% of (i) any fees and expenses incurred by PubCo’s proxy solicitor (to be determined at the time retained) and PubCo’s filing agent and/or printer, in connection with the filing and distribution of the Registration Statement and Proxy Statement and any amendments and supplements thereto with the SEC and the issuance of PubCo Common Stock, (ii) the fees and expenses paid or payable to the Exchange Agent pursuant to the engagement agreement with the Exchange Agent, (iii) any fees and expenses incurred by Broadridge Corporate Issuer Solutions, Inc., PubCo’s transfer agent, in connection with the filing and distribution of the Registration Statement and any amendments and supplements thereto with the SEC (without duplication of the fees and expenses addressed in clause (b) above), (iv) the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto with the SEC; (v) the fees payable to Nasdaq associated with the Nasdaq Listing Application and the PubCo Reverse Stock Split; and (vi) fees associated with the preparation of pro forma financial statements and evaluation of the accounting treatment of warrants.
“PubCo Triggering Event” shall be deemed to have occurred if: (a) PubCo shall have failed to include in the Proxy Statement the PubCo Board Recommendation, (b) the PubCo Board or any committee thereof shall have made a PubCo Board Adverse Recommendation

Change or approved, endorsed or recommended any Acquisition Proposal, (c) PubCo shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4), or (d) PubCo, or any director or officer of the PubCo, shall have willfully and intentionally breached the provisions set forth in Section 5.4.
“PubCo Warrants” means any warrant to purchase shares of PubCo Capital Stock.
“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.
“Representatives Warrant” means the warrants held by ThinkEquity, a division of Fordham Financial Management, Inc. to purchase an aggregate of 112,500 shares of PubCo Common Stock at an exercise price of $10.00 per share.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Securities Purchase Agreement” means the Securities Purchase Agreement in substantially the same form as attached hereto as Exhibit D, among the Company and the Persons named therein, in connection with the Company Financing and the Post-Closing Investment.
“Straddle Tax Period” shall mean any taxable period beginning on or prior to, and ending after, the Closing Date.
“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 85% for these purposes).
“Subsidiary” means, with respect to a Person, another Entity of which such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.
“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 80% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; (b) is on terms and conditions that the PubCo Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to PubCo’s stockholders or the

Company’s stockholders, as applicable, than the terms of the Contemplated Transactions; (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party); and (d) is reasonably capable of being completed on the terms proposed without unreasonable delay.
“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest imposed by a Governmental Authority with respect thereto, in each case whether disputed or not; and (b) any liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person's taxes as a transferee or successor, by Contract or otherwise.
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, including all information returns relating to Taxes of third parties, any claims for refund of Taxes and any amendments or supplements to any of the foregoing.
“Transaction Payroll Taxes” shall mean the employer’s portion of any employment, payroll or similar Taxes with respect to (a) any payments described in the definition of PubCo Transaction Expenses, (b) any exercise or payments in respect of PubCo Options, (c) the vesting and settlement of PubCo RSU Awards (including in accordance with Section 6.8), (d) any vesting of PubCo Capital Stock, or (e) other compensatory payments, in each case made in connection with the Contemplated Transactions.
“Treasury Regulations” means the final and temporary United States Treasury regulations promulgated under the Code, as such regulations may be amended from time to time.
“Upper Net Cash Target” means negative $3,500,000.
Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Anti-Bribery Laws	3.22
Cash Determination Time	2.9(a)
Capitalization Date	4.6(a)
Certificate of Merger	2.3
Certifications	4.7(a)

Term	Section
Closing	2.3
Closing Date	2.3
Company	Preamble
Company Allocation Certificate	6.17(a)
Company Board Adverse Recommendation Change	6.2(d)
Company Board Recommendation	6.2(c)
Company Disclosure Schedule	Section 3
Company Financials	3.7(a)
Company Interim Financial Statements	6.1
Company Material Contract	3.13(a)
Company Plan	3.6(c)
Company Permits	3.14(b)
Company Product Candidates	3.14(d)
Company Real Estate Leases	3.11
Company Regulatory Permits	3.14(d)
Company Stock Certificate	2.6
Company Stockholder Support Agreement	Recitals
Company Stockholder Written Consents	Recitals
Company Termination Fee	10.3(b)
Company Valuation Calculation	2.9(f)
Company Valuation Schedule	2.9(f)
Company Unaudited Interim Balance Sheet	3.7(a)
COVID-19 Measures	5.1
D&O Indemnified Parties	6.9(a)
D&O Tail Policy	6.9(c)
Dissenting Shares	2.8(a)
Drug Regulatory Agency	3.14(c)
Effective Time	2.3
End Date	10.1(b)
Exchange Agent	2.7(a)
FDA	3.14(c)
FDCA	3.14(c)
Form S-4	6.1(a)
GAAP	3.7(a)
Investor Agreements	6.15
Liability	3.9
Lock-Up Agreement	Recitals
Merger	Recitals
Merger Consideration	2.5(a)(ii)
Merger Sub	Preamble
Nasdaq Listing Application	6.11
Notice Period	6.2(d)
PHSA	3.14(b)
Pre-Closing Period	5.1(a)
Privacy Policies	4.23

Term	Section
Proxy Statement	6.1(a)
PubCo	Preamble
PubCo 2018 Plan	4.6(c)
PubCo Allocation Certificate	6.17(b)
PubCo Board Adverse Recommendation Change	6.3(b)
PubCo Board Recommendation	6.3(b)
PubCo Disclosure Schedule	Section 4
PubCo Material Contract	4.13
PubCo Net Cash Calculation	2.9(a)
PubCo Net Cash Schedule	2.9(a)
PubCo Notice Period	6.3(c)
PubCo Permits	4.14(b)
PubCo Product Candidates	4.14(d)
PubCo Regulatory Permits	4.14(b)
PubCo Real Estate Leases	4.11
PubCo Reverse Stock Split	6.18
PubCo SEC Documents	4.7(a)
PubCo Stockholder Matters	6.3(a)
PubCo Stockholder Meeting	6.3(a)
PubCo Stockholder Support Agreement	Recitals
PubCo Termination Fee	10.3(d)
Registration Statement	6.1(a)
Required Company Stockholder Vote	3.4
Required PubCo Stockholder Vote	4.4
SEC Documents	6.21
Stockholder Notice	6.2(b)
Surviving Corporation	2.1
1.2    Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United

States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Schedule or PubCo Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule or the PubCo Disclosure Schedule shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. (New York City time) on the date that is two days prior to the date of this Agreement, a copy of such material has been posted to and made available by PubCo and its Representatives in the Egnyte electronic data room maintained by PubCo for the purposes of the Contemplated Transactions, and made available by Company and its Representatives in the Donnelley Financial Solutions Venue electronic data room maintained by Company for the purposes of the Contemplated Transactions.
Section 2.    Description of Transaction.
2.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
2.2    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the CGCL. As a result of the Merger, the Company will become a wholly owned Subsidiary of PubCo.
2.3    Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10, and subject to the satisfaction or waiver of the conditions set forth in Section 7, Section 8 and Section 9, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7, Section 8 and Section 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as PubCo and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance as agreed to by the Parties (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of PubCo and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).
2.4    Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:
(a)    the certificate of incorporation of the Surviving Corporation shall be amended and restated as set forth in an exhibit to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;
(b)    the certificate of incorporation of PubCo shall be identical to the certificate of incorporation of PubCo immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, PubCo shall file an amendment to its certificate of incorporation to (i) effect the PubCo Reverse Stock Split, (ii) change the name of PubCo to “GRI Bio, Inc.” and (iii) make such other changes as are mutually agreeable to PubCo and the Company;
(c)    the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation in such bylaws shall reflect the name identified Section 2.4(a)), until thereafter amended as provided by the DGCL and such bylaws;
(d)    the directors and officers of PubCo, each to hold office in accordance with the certificate of incorporation and bylaws of PubCo, shall be as set forth in Section 6.14; and
(e)    the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of PubCo as set forth in Section 6.14, after giving effect to the provisions of Section 6.14.
2.5    Conversion of Shares.
(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of PubCo, Merger Sub, the Company or any stockholder of the Company or PubCo:
(i)    any shares of Company Common Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii)    subject to Section 2.5(c), each share of Company Common Stock (including any shares of Company Common Stock issued pursuant to the Company

Financing and including, for the avoidance of doubt, the Additional Company Shares outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right, to receive a number of shares of PubCo Common Stock equal to the Exchange Ratio (the “Merger Consideration”).
(b)    If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock unit award agreement or other similar agreement with the Company, then the shares of PubCo Common Stock issued in exchange for such shares of Company Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of PubCo Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, PubCo is entitled to exercise any such repurchase option or other right set forth in any such restricted stock unit award agreement or other agreement.
(c)    No fractional shares of PubCo Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of PubCo Common Stock a holder of Company Common Stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share.
(d)    All Company Options outstanding immediately prior to the Effective Time under the Company Plan shall be treated in accordance with Section 6.5.
(e)    The Bridge Warrants outstanding immediately prior to the Effective Time will be exchanged for Exchange Warrants.
(f)    Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.
(g)    If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Company Common Stock or PubCo Capital Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the PubCo Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Common Stock, Company Options, Company Warrants, Company Restricted Stock Awards and PubCo Options and PubCo Capital Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or PubCo to take any action with respect to Company Common Stock or PubCo Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.
2.6    Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving

Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 2.5 and 2.7.
2.7    Surrender of Certificates.
(a)    On or prior to the Closing Date, PubCo and the Company shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, PubCo shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of PubCo Common Stock issuable pursuant to Section 2.5(a) in exchange for shares of Company Common Stock.
(b)    Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Common Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as PubCo may reasonably specify and (ii) instructions for effecting the surrender of Company Stock Certificates, if any, in exchange for book-entry shares of PubCo Common Stock. Upon surrender of a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or PubCo, the record holder of such Company Common Stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of PubCo Common Stock) that such record holder has the right to receive pursuant to the provisions of Section 2.5(a).
(c)    No dividends or other distributions declared or made with respect to PubCo Common Stock with a record date after the Effective Time shall be paid to the record holder of any Company Common Stock with respect to the shares of PubCo Common Stock that such holder has the right to receive in the Merger until such holder delivers a duly executed letter of transmittal (at which time (or, if later, on the applicable payment date) such record holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d)    Any shares of PubCo Common Stock deposited with the Exchange Agent that remain undistributed to record holders of Company Common Stock as of the date that is 180 days after the Closing Date shall be delivered to PubCo upon demand, and any record holders of Company Common Stock who have not theretofore delivered a duly executed letter of transmittal in accordance with this Section 2.7 shall thereafter look only to PubCo for satisfaction of their claims for PubCo Common Stock and any dividends or distributions with respect to shares of PubCo Common Stock.
(e)    Each of the Exchange Agent, PubCo and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Tax Law and shall be entitled to request any reasonably appropriate Tax forms, including Form W-9 (or the appropriate Form W-8, as applicable) from any recipient of merger consideration hereunder. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
(f)    No Party shall be liable to any record holder of Company Common Stock or to any other Person with respect to any shares of PubCo Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.
2.8    Appraisal Rights.
(a)    Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Common Stock in accordance with the DGCL and/or, if applicable by virtue of Section 2115 of the CGCL and Chapter 13 of the CGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 2.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Common Stock held by them in accordance with the DGCL or the CGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL or the CGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Common Stock under the DGCL or the CGCL (whether occurring before, at, or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 2.5.
(b)    The Company shall give PubCo prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the

Company in connection with such demands and the Company shall have the right to direct all negotiations and proceedings with respect to such demands. The Company shall not, without PubCo’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
2.9    Calculation of Net Cash, Company Valuation, and PubCo Valuation.
(a)    No later than three (3) Business Days prior to the date of the PubCo Stockholder Meeting (subject to any adjournment or postponement pursuant to Section 6.3), PubCo will deliver to the Company a schedule (the “PubCo Net Cash Schedule”) setting forth, in reasonable detail, PubCo’s good faith, estimated calculation of Net Cash (the “PubCo Net Cash Calculation”) as of the anticipated Closing Date (the “Cash Determination Time”) prepared and certified by PubCo’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for PubCo). PubCo shall make available to the Company (electronically to the greatest extent possible), as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the PubCo Net Cash Schedule and, if reasonably requested by the Company, PubCo’s accountants and counsel at reasonable times and upon reasonable notice. The PubCo Net Cash Calculation shall include PubCo’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1(a) necessary to calculate the Exchange Ratio.
(b)    Within three (3) Business Days following the delivery of the PubCo Net Cash Calculation (the “Response Date”), the Company will have the right to dispute any part of the PubCo Net Cash Calculation as set forth in the PubCo Net Cash Schedule by delivering a written notice to that effect (a “Dispute Notice”) to PubCo. Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the PubCo Net Cash Calculation.
(c)    If on or prior to the Response Date, (i) the Company notifies PubCo in writing that it has no objections to the PubCo Net Cash Calculation, or (ii) the Company fails to deliver a Dispute Notice as provided in Section 2.9(a), then the PubCo Net Cash Calculation as set forth in the PubCo Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the PubCo Net Cash Schedule at the Cash Determination Time for purposes of this Agreement.
(d)    If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of PubCo and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the PubCo Net Cash Schedule.
(e)    If Representatives of PubCo and the Company are unable to negotiate an agreed-upon determination of the PubCo Net Cash Schedule, as applicable, pursuant to Section 2.9(c) within three (3) days after delivery of the Dispute Notice (or such other period as PubCo and the Company may mutually agree upon), then PubCo and the Company shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the PubCo Net Cash Calculation that were set forth in the Dispute Notice delivered by the Company pursuant to Section 2.9(a). PubCo shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the PubCo Net Cash Schedule, as applicable, pursuant to Section 2.9(a), and PubCo and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) days of accepting its selection. The Company and PubCo shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and PubCo. The determination of the Accounting Firm shall be limited to those disagreements submitted to the Accounting Firm, provided, that such disagreements were set forth in the Dispute Notice sent by the Company to PubCo pursuant to Section 2.9(a). The determination made by the Accounting Firm of any such disagreements submitted to the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and the PubCo Net Cash Calculation, as adjusted by the Accounting Firm to reflect any such determination made by the Accounting Firm of such disagreements submitted to the Accounting Firm, shall represent the PubCo Net Cash Schedule at the Cash Determination Time, as applicable, for purposes of this Agreement, and the Parties shall delay the Closing Date until the resolution of the matters described in this Section 2.9(e). The fees and expenses of the Accounting Firm shall be allocated between PubCo and the Company in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash (and for the avoidance of doubt the portion of such fees and expenses to be paid by PubCo shall reduce the Net Cash); provided, however, that if the Accounting Firm takes longer than ten (10) days to make its determination then Company shall at its election (x) pay the fees and expenses of the Accounting Firm or (y) deem any costs and expenses incurred by PubCo following such ten (10) day period to be excluded from positive Net Cash or included in negative Net Cash, as the case may be. If this Section 2.9(e) applies as to the determination of the PubCo Net Cash Schedule at the Cash Determination Time described in Section 2.9(a), upon resolution of the matter in accordance with this Section 2.9(e), the Parties shall not be required to determine the PubCo Net Cash Schedule again even though the Closing Date may occur later than the Cash Determination Time.
(f)    No later than five (5) Business Days prior to the date of the PubCo Stockholder Meeting, the Company will deliver to PubCo a schedule (the “Company Valuation Schedule”) setting forth, in reasonable detail, the Company’s good faith, estimated calculations of the components of the Company Valuation (the “Company Valuation Calculation”) as of the anticipated Closing Date, (the “Company Valuation Time”) prepared and certified by the Company’s Chief Executive Officer. The Company shall make available to PubCo, as reasonably requested by PubCo, the work papers and back-up materials used or useful in preparing the Company Valuation Schedule and, if reasonably requested by PubCo, the Company’s accountants and counsel at reasonable times and upon reasonable notice.
(g)    Within three (3) days following the Company Valuation Time (the “Valuation Response Date”) of the Company Valuation Schedule to the PubCo, the PubCo will have the right to dispute any part of the Company Valuation Calculation as set forth in the Company Valuation Schedule by delivering a written notice to that effect (a “Valuation Dispute

Notice”) to Company. Any Valuation Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Company Valuation Calculation.
(h)    If on or prior to the Valuation Response Date, (i) PubCo notifies the Company in writing that it has no objections to the Company Valuation Calculation or (ii) the PubCo fails to deliver a Valuation Dispute Notice as provided in Section 2.9(f), then the Company Valuation Calculation as set forth in the Company Valuation Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Valuation at the Company Valuation Time for purposes of this Agreement.
(i)    If PubCo delivers a Valuation Dispute Notice on or prior to the Valuation Response Date and such Valuation Dispute Notice complies with the provisions of Section 2.9(f), then Representatives of the Company and PubCo shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Company Valuation.
(j)    If Representatives of the Company and PubCo are unable to negotiate an agreed-upon determination of the Company Valuation pursuant to Section 2.9(h) within three (3) days after delivery of the Valuation Dispute Notice (or such other period as the Company and the PubCo may mutually agree upon), then PubCo and the Company shall jointly select an Accounting Firm to resolve any remaining disagreements as to the Company Valuation Calculation that were set forth in the Valuation Dispute Notice delivered by the PubCo pursuant to, and in compliance with, the provisions of Section 2.9(f). PubCo shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Company Valuation Schedule pursuant to Section 2.9(f), and the Company and PubCo shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) days of accepting its selection. PubCo and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of PubCo and the Company. The determination of the Accounting Firm shall be limited to those disagreements submitted to the Accounting Firm, provided, that such disagreements were set forth in the Valuation Dispute Notice sent by PubCo to the Company pursuant to, and in compliance with, the provisions of Section 2.9(f). The determination made by the Accounting Firm of any such disagreements submitted to the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and the Company Valuation Calculation, as adjusted by the Accounting Firm to reflect any such determination made by the Accounting Firm of such disagreements submitted to the Accounting Firm, shall represent the Company Valuation Calculation at the Company Valuation Time for purposes of this Agreement, and the Parties shall delay the Closing Date until the resolution of the matters described in this Section 2.9(j). The fees and expenses of the Accounting Firm shall be allocated between the Company and PubCo in the same proportion that the disputed amount of the Company Valuation that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Company Valuation (and for the avoidance of doubt the portion of such fees and expenses to be paid by the Company shall reduce the Company Valuation); provided, however, that if the Accounting Firm takes longer than ten (10) days to make its determination then PubCo shall at its election (x) pay the fees and expenses of the Accounting Firm or (y) deem any costs and expenses incurred by the Company following such ten (10) day period to be excluded from the Company Valuation. If this Section 2.9(j) applies as to the determination of the Company Valuation at the Company Valuation Time described in Section 2.9(f), upon resolution of the matter in accordance with this Section 2.9(j) the Parties shall not be required to determine the Company Valuation again even though the Closing Date may occur later than the Company Valuation Time.
(k)    For the purposes of this Section 2.9, the “anticipated” Closing Date shall be the date, as agreed upon by PubCo and the Company at least ten (10) calendar days prior to the PubCo Stockholders Meeting, to be the anticipated date for Closing.
(l)    Notwithstanding anything to contrary herein, if, at the date of determination by Nasdaq of the market value of unrestricted publicly held shares of the Surviving Corporation (the “Unrestricted Publicly Held Shares Requirement”) for the purpose of determining whether the Surviving Corporation will satisfy the Nasdaq initial listing standards for the Nasdaq Capital Market (the “Nasdaq Determination Date”), the price per share of PubCo common stock as selected by Nasdaq for this purpose is insufficient to enable the Surviving Corporation to satisfy the Unrestricted Publicly Held Shares Requirement, then the sum of the Company Valuation and the PubCo Base Equity Value shall remain $75,000,000, but the Company Valuation shall be adjusted upward and the PubCo Base Equity Value shall be adjusted downward until the adjusted Company Valuation and adjusted PubCo Base Equity Value enable the Surviving Corporation to satisfy the Unrestricted Publicly Held Shares Requirement based on the price per share of the PubCo common stock selected by Nasdaq on the Nasdaq Determination Date, and the Exchange Ratio shall be recalculated based on such adjusted Company Valuation and adjusted PubCo Base Equity Value; provided, however, that the PubCo Base Equity Value shall not be reduced below $5,000,000.00. For the avoidance of doubt, no adjustment pursuant to this Section 2.9(l) shall cause the Company Valuation to decrease or the PubCo Base Equity Value to increase.
2.10    Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.
2.11    Tax Consequences. For United States federal, state and other relevant Tax purposes, (i) the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which PubCo, Merger Sub and the Company are parties under Section 368(b) of the Code.
Section 3.    Representations and Warranties of the Company.
Except as set forth in the written disclosure schedule delivered by the Company to PubCo (the “Company Disclosure Schedule”), the Company represents and warrants to PubCo and Merger Sub as follows:
3.1    Due Organization; Subsidiaries.
(a)    The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound, except, in each case, where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions or have a Company Material Adverse Effect.
(b)    The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.
(c)    The Company has no Subsidiaries and the Company does not own any capital stock of, or any equity, ownership or profit sharing interest of any nature in, and does not control directly or indirectly, any other Entity. The Company is not and has otherwise never been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed, is not obligated to make, and is not bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has never been a general partner of, and has otherwise never been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
3.2    Organizational Documents. The Company has delivered to PubCo accurate and complete copies of the Company’s Organizational Documents in effect as of the date of this Agreement. The Company is not in breach or violation of its Organizational Documents in any material respect.
3.3    Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into this Agreement and, subject to receipt of the Required Company Stockholder Vote, to perform its obligations under this Agreement and consummate the Contemplated Transactions. The Company Board has (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt or approve this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by PubCo and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.
3.4    Vote Required. The affirmative vote or written consent of the holders of a majority of the shares of Company Common Stock, outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon (the “Required Company Stockholder Vote”), are the only votes of the holders of any class or series of Company Common Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.
3.5    Non-Contravention; Consents.
(a)    Subject to obtaining the Required Company Stockholder Vote, the filing of the Certificate of Merger required by the DGCL, and except as set forth on Section 3.5 of the Company Disclosure Schedule, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(i)    contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;
(ii)    contravene, conflict with or result in a material violation of, or give any Governmental Authority or, to the Knowledge of the Company, any other Person the right to challenge the Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any Order by which the Company, or any of the assets owned or used by the Company, is subject, except as would not reasonably be expected to be material to the Company or its business;
(iii)    contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company;
(iv)    contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (C) accelerate the maturity or performance of any Company Material Contract or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(v)    result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company (except for Permitted Encumbrances).

(b)    Except for (i) any Consent as set forth on Section 3.5 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger required by the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, the Company was not, is not, and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Authority in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions, which, if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions.
(c)    The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the Contemplated Transactions.
3.6    Capitalization.
(a)    The authorized Company Common Stock as of the date of this Agreement consists of 40,000,000 shares of Company Common Stock of which 27,189,077 shares have been issued and are outstanding as of the date of this Agreement.
(b)    All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in the Company’s Organization Documents, Investor Agreements or as contemplated herein (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right, (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company, and (iii) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 3.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of Company Options) and specifies which of those repurchase rights are currently exercisable.
(c)    Except for the Glycoregimmune, Inc. 2015 Equity Incentive Plan, as amended (the “Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 4,689,900 shares of Company Common Stock for issuance under the Company Plan, of which 2,392,375 have been reserved for issuance upon exercise of outstanding Company Options granted under the

Company Plan, and 2,306,525 shares of Company Common Stock remain available for future issuance pursuant to the Company Plan. Section 3.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee, (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant, (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement, (iv) the exercise price of such Company Option, (v) the date on which such Company Option was granted, (vi) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares as of the date of this Agreement, (vii) the date on which such Company Option expires and (viii) whether such Company Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to PubCo an accurate and complete copy of the Company Plan and forms of all stock option agreements approved for use thereunder.
(d)    Other than the outstanding Company Options set forth on Section 3.6(c) of the Company Disclosure Schedule and the Company Warrants and Company Restricted Stock Awards as set forth on Section 3.6(d) of the Company Disclosure Schedule there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Company Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) to the Company’s Knowledge, condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.
(e)    All outstanding shares of Company Common Stock, Company Options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law, and (ii) all requirements set forth in applicable Company Contracts.
3.7    Financial Statements.
(a)    No later than 10 Business Days prior to the filing of the Form S-4, the Company will deliver to PubCo true and complete copies of (i) the Company’s audited balance sheets at December 31, 2020 and 2021 (the “Company Audited Balance Sheets”), (ii) the Company’s unaudited balance sheet at September 30, 2022 (the “Company Unaudited Interim Balance Sheet”), (iii) the Company’s audited statements of income, cash flow and stockholders’ equity for the years ended December 31, 2020 and 2021 and (iv) the Company’s unaudited statements of income, cash flow and stockholders’ equity at September 30, 2022 (collectively, the “Company Financials”). When delivered to PubCo, the Company Financials (A) will have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except that the Company Financials may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-

end adjustments that are not reasonably expected to be material in amount) and (B) will fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.
(b)    The Company has no “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company since January 1, 2020.
(c)    Since January 1, 2020, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since January 1, 2020, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or (iii) any claim or allegation regarding any of the foregoing.
3.8    Absence of Changes. Between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect, or (b) action, event or occurrence that would have required consent of PubCo pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
3.9    Absence of Undisclosed Liabilities. As of the date hereof, the Company has no liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet, (b) Liabilities that have been incurred by the Company since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of the Company under Company Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and the Securities Purchase Agreement, and (e) Liabilities which would not individually or in the aggregate, reasonably be expected to be material to the Company.
3.10    Title to Assets. Except where a failure would not result in a Company Material Adverse Effect, the Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to the Company or its business, including: (a) all tangible assets reflected on the Company Unaudited Interim Balance Sheet, and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.
3.11    Real Property; Leasehold. The Company does not own or has ever owned any real property. The Company has made available to PubCo (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.
3.12    Intellectual Property.
(a)    Section 3.12(a) of the Company Disclosure Schedule is an accurate, true and complete listing of all Company Registered IP, in each case including, to the extent applicable, the date of filing, issuance or registration, the filing, issuance or registration number and the name of the body where the filing, issuance or registration was made.
(b)    Section 3.12(b) of the Company Disclosure Schedule accurately identifies (i) all material Company Contracts pursuant to which Company IP Rights are licensed to the Company (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use by or on behalf of the Company of equipment, reagents or other materials, (C) agreements between Company and its employees of the kind described in Section 3.12(e)(ii) in the Company’s standard form thereof, and (D) materials transfer agreement, clinical trial agreements, or services agreement), (ii) the corresponding Company Contract pursuant to which such Company IP Rights are licensed to the Company, and (iii) whether the license or licenses granted to the Company are exclusive or non-exclusive.
(c)    Section 3.12(c) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest (including any joint ownership) in, any Company IP Rights (other than (i) any confidential information provided under confidentiality agreements, (ii) any materials transfer agreements, and (iii) any Company IP Rights non-exclusively licensed to suppliers or service providers for the purpose of enabling such supplier or service providers to provide services for the Company’s benefit).
(d)    The Company is not bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert, or enforce any Company IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the Company as currently conducted or planned to be conducted.

(e)    The Company exclusively owns all right, title, and interest in and to Company IP Rights, other than (i) Company IP Rights exclusively and non-exclusively licensed to the Company, (ii) co-owned rights as identified in Section 3.12(c) of the Company Disclosure Schedule, or (iii) any non-customized software that (A) is licensed to the Company solely in executable or object code form pursuant to a non-exclusive software license and other Intellectual Property associated with such software, and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s products or services, in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i)    All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.
(ii)    Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Company IP Rights purported to be owned by the Company has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the Company and confidentiality provisions protecting trade secrets and confidential information of the Company.
(iii)    To the Knowledge of the Company, no current or former stockholder, officer, director, or employee of the Company has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company, or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.
(iv)    To the Knowledge of the Company, no funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company has an ownership interest, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority obtaining ownership or other rights to such Company IP Rights or the right to receive royalties for the practice of such Company IP Rights.
(v)    The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company holds, or purports to hold, as confidential or a trade secret.
(vi)    The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.
(vii)    To the Knowledge of the Company, the Company IP Rights constitute all Intellectual Property necessary for the Company to conduct its business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement or misappropriation of Intellectual Property.
(f)    The Company has delivered or made available to PubCo, a complete and accurate copy of all Company IP Rights Agreements required to be listed on Section 3.12(b) or Section 3.12(c) of the Company Disclosure Schedule. With respect to each of the Company IP Rights Agreements: (i) each such agreement is valid and binding on the Company, as applicable, and in full force and effect, subject to the Enforceability Exceptions, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived, and (iii) neither Company nor to the Knowledge of the Company any other party to any such agreement, is in breach or default thereof in any material respect.

(g)    The manufacture, marketing, license, sale, offering for sale, importation, use or intended use or other disposal of any product or technology as currently licensed or sold or under development by the Company does not violate any license or agreement between the Company and any third party in any material respect, and, to the Knowledge of the Company, does not infringe or misappropriate any valid and issued Patent right of any other Person, other than any Intellectual Property licensed to the Company by any other Person, which infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon any Patents owned by Company within the Company IP Rights or misappropriating or otherwise violating any license or agreement between such third party and the Company relating to any Company IP Rights in any material respect.
(h)    As of the date of this Agreement, Company is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any Company IP Rights. The Company has not received any written notice asserting that any Company IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder conflicts with or infringes or misappropriates the rights of any other Person or that the Company have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Company IP Rights purported to be owned by the Company is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of the Company to exploit any Company IP Rights purported to be owned by the Company.
(i)    Each item of Company IP Rights that is Company Registered IP purported to be owned by the Company is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, all Company Registered IP purported to be owned by the Company that is issued or granted is valid and enforceable.
(j)    To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company has or purports to have an ownership interest has been impaired as determined by the Company in accordance with GAAP.
(k)    Except as set forth in Sections 3.12(b) or 3.12(c) of the Company Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by the Company (i) the Company is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to the Company, and (ii) the Company has not assumed, nor agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
(l)    The Company is not party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Company IP Rights, result in breach of, default under or termination of such Contract with respect to any Company IP Rights, or impair the right of the Company or the Surviving Corporation to use, sell or license or enforce any Company IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.
3.13    Agreements, Contracts and Commitments.
(a)    Section 3.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):
(i)    each Company Contract relating to the employment of, or the performance of employment-related services by, any current Company Associate that is not immediately terminable at-will by the Company without notice, severance, or other similar cost or liability;
(ii)    each Company Contract the primary purpose of which is indemnification or guaranty, except as entered into in the Ordinary Course of Business;
(iii)    each Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision with respect to employees of other Persons, in each case, except for restrictions that would not materially affect the ability of Company to conduct its business;
(iv)    each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;
(v)    each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000;
(vi)    each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company, in each case, having an outstanding principal amount in excess of $100,000;
(vii)    each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company, or (D) any Company Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;
(viii)    each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;
(ix)    each Company Real Estate Lease;
(x)    each Company Contract to which the Company is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company in excess of $100,000; or
(xi)    any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, as applicable, and (A) which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (B) that is material to the business or operations of the Company.
(b)    The Company has delivered or made available to PubCo accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. As of the date of this Agreement, no Person is renegotiating with the Company to change any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.
3.14    Compliance; Permits; Restrictions.
(a)    The Company is, and since January 1, 2020 has been, in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement or Order binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b)    Except where a failure would not result in a Company Material Adverse Effect, the Company holds all required Governmental Authorizations which are material to the operation of the business of the Company as currently conducted (the “Company Permits”). Section 3.14(b) of the Company Disclosure Schedule identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the Effective Time.
(c)    There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company of the

Federal Food, Drug, and Cosmetic Act (“FDCA”) (21 U.S.C. § 301 et seq.), the implementing regulations adopted thereunder, or any other similar Law enforced by Governmental Authorities responsible for regulation of the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of investigational drug products (“Drug Regulatory Agency”) that is material to the conduct of the Company’s business.
(d)    The Company holds all required Governmental Authorizations issued or granted by any Drug Regulatory Agency or other Governmental Authority which is necessary for the conduct of the business of the Company as currently conducted, and the development, testing, manufacturing, processing, storage, labeling, and importation or exportation, as currently conducted, of any of its product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated, or (ii) modified in any adverse manner, other than immaterial modifications. The Company has timely maintained and is in compliance in all material respects with the Company Regulatory Permits and have not received any written notice or other written communication from any Drug Regulatory Agency or other Governmental Authority regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit, or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. The Company has made available to PubCo all information requested by PubCo in the Company’s possession or control relating to the Company Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Company Product Candidates, including but not limited to complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and official meeting minutes from any Drug Regulatory Agency, and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes involving any other Governmental Authority pertaining to the development of Company Product Candidates. All such information is accurate and complete in all respects.
(e)    All clinical trials, pre-clinical studies and other studies and tests conducted by or on behalf of, or sponsored by, the Company with respect to the Company Product Candidates were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable Laws and regulations of the Drug Regulatory Agencies, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. The Company has not received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company threatening to initiate, any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, the Company with respect to the Company Product Candidates. Further, no clinical investigator, researcher, or clinical staff participating in any clinical study conducted by or, to the Knowledge of the Company, on behalf of the Company has been disqualified by the U.S. Food and Drug Administration (“FDA”) from participating in studies involving the Company Product Candidates, and to the Knowledge of the Company, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.
(f)    The Company is not the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, neither the Company nor any contract manufacturer with respect to any Company Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither of the Company, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a, or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents.
(g)    All manufacturing operations conducted by, or to the Knowledge of the Company, for the benefit of, the Company in connection with any Company Product Candidate, since January 1, 2020, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices for human pharmaceuticals codified at 21 C.F.R. Parts 210 and 211, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.
(h)    No manufacturing site owned by the Company, and to the Knowledge of the Company, no manufacturing site of a contract manufacturer, with respect to any Company Product Candidate, (i) is subject to a Drug Regulatory Agency or Governmental Authority shutdown or import or export prohibition, or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting noncompliance with any applicable Law in relation to any Company Product Candidate, in each case, that have not been complied with or closed to the satisfaction of the relevant Governmental Authority, and, to the Knowledge of the Company, neither the FDA nor any other Governmental Authority is considering such action.
3.15    Legal Proceedings; Orders.
(a)    As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of the material assets owned or used by the Company, or (ii) that challenges, or that may reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b)    There is no Order to which the Company, or any of the material assets owned or used by the Company, is subject.
3.16    Tax Matters.
(a)    The Company has timely filed all federal income Tax Returns and other material Tax Returns that it was required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. No claim has ever been made in writing by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is subject to taxation by that jurisdiction.
(b)    All material Taxes due and owing by the Company (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of the Company did not, as of the date of the Company Unaudited Interim Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Company Unaudited Interim Balance Sheet. Since the date of the Company Unaudited Interim Balance Sheet, the Company has not incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.
(c)    The Company has timely withheld and timely paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
(d)    There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.
(e)    No deficiencies for Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company. Neither the Company (nor any of its predecessors) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business).
(f)    The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(g)    The Company is not a party to, or bound by, any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions, the primary purpose of which do not relate to Taxes, in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders or landlords.
(h)    The Company has never been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). The Company does not have any Liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor, by contract, or otherwise.
(i)    The Company has delivered or made available to PubCo complete and accurate copies of all U.S. federal income Tax and all other material Tax Returns of the Company for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company with respect to U.S. federal income Tax and all other material Taxes.
(j)    The Company has not distributed stock of another Person, nor has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.
(k)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date; (viii) application of Sections 951 or 951A of the Code (or any similar provision of state, local or foreign Law) to any income received or accrued on or prior to the Closing Date; or (ix) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date. The Company has not made any election under Section 965(h) of the Code.
(l)    The Company has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2) or any similar provision of state, local, or foreign law.
(m)    The Company is a corporation for U.S. federal income Tax purposes under Section 7701 of the Code.
(n)    The Company does not have knowledge of any facts and has not taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(o)    The Company has no Deferred Payroll Taxes or is the beneficiary of any other COVID-19 related tax deferral relief of state and local Governmental Authorities.
(p)    The Company has not incurred any loan, directly or indirectly, pursuant to the Paycheck Protection Program, established by the CARES Act, as amended or supplemented from time to time by interim rules, policy statements, FAQs or otherwise.
3.17    Employee and Labor Matters; Benefit Plans.
(a)    The employment of each of the Company’s employees is terminable by the Company at will. The Company has made available to PubCo accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Company Associates to the extent currently effective and material.
(b)    As of the date of this Agreement, no officer or Key Employee of the Company has expressed any written or oral intention to the Company to terminate his, her or its employment or service arrangement with the Company.
(c)    The Company is not a party to, is not bound by and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company. During the past three (3) years, there has not been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting the Company. To the Knowledge of the Company, no event has occurred within the past six (6) months, to the Knowledge of the Company, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute. The Company is not, nor has the Company been, engaged in any Unfair Labor Practice within the meaning of the National Labor Relations Act.
(d)    Section 3.17(d) of the Company Disclosure Schedule sets forth a true, complete and correct list of every material Company Employee Plan. True, complete and correct copies of the following documents, with respect to each Company Employee Plan, where applicable, have been made available to PubCo: (i) all documents embodying or governing such Company Employee Plan (or for unwritten Company Employee Plans a written description of such Company Employee Plan) and any funding medium for the Company Employee Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three years of non-discrimination testing results; and (vii) all non-routine correspondence to and from any governmental agency.

(e)    Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Employee Plan for any period for which such Company Employee Plan would not otherwise be covered by an IRS determination and, to the Knowledge of the Company, no event or omission has occurred that could reasonably be expected to cause any Company Employee Plan to lose such qualification or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification.
(f)    Each Company Employee Plan has been established, operated and administered in all material respects in accordance with its terms and all applicable Law, including, the Code, ERISA, and the Affordable Care Act. No Company Employee Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan and, to the Knowledge of the Company, there is no reasonable basis for any such Legal Proceeding. All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law. The Company Employee Plans satisfy in all material respects the minimum coverage, affordability and non-discrimination requirements under the Code.
(g)    Neither the Company nor any of its subsidiaries provides or has any obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by COBRA or similar state Law) and the Company has never promised to provide such post-termination benefits.
(h)    Each Company Employee Plan may be amended, terminated, or otherwise modified (including cessation of participation) by the Company to the greatest extent permitted by applicable Law, including the elimination of any and all future benefit accruals thereunder (other than ordinary administration expenses or with respect to benefits, other than bonuses, commissions or amounts under other compensation plans, that were previously earned, vested or accrued under Company Employee Plans prior to the Effective Time) and no employee communication or provision of any Company Employee Plan has failed to effectively reserve the right of the Company to so amend, terminate or otherwise modify such Company Employee Plan. Neither the Company nor any of its subsidiaries has announced its intention to modify or terminate any Company Employee Plan or adopt any arrangement or program which, once established, would come within the definition of a Company Employee Plan. Each asset held under each Company Employee Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability.
(i)    No Company Employee Plan provides for medical or any other welfare benefits to any service provider beyond termination of service or retirement, other than pursuant to (1) COBRA or an analogous state law requirement, or (2) continuation coverage through the end of the month in which such termination or retirement occurs. The Company does not sponsor or maintain any self-funded medical or long-term disability employee benefit plan.
(j)    No Company Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.
(k)    The per share exercise price of each Company Option is no less than the fair market value of a share of Company Common Stock on the date of grant of such Company Option, determined in a manner consistent with Section 409A of the Code. Each Company Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Company Employee Plan is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code. Any transfer of property which was subject to a substantial risk of forfeiture and which would otherwise have been subject to taxation under Section 83(a) of the Code is covered by a valid and timely filed election under Section 83(b) of the Code, and a copy of such election has been provided to PubCo.
(l)    The Company is, and since January 1, 2020 has been, in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of the Company: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no, and since January 1, 2020 there have not been any, actions, suits, claims or administrative matters pending or, to the Knowledge of the Company, threatened against the Company relating to any employee, employment agreement or Company Employee Plan (other than routine claims for benefits). To the Knowledge of the Company, there are no pending or threatened claims or actions against the Company, any Company trustee under any workers’ compensation policy or long-term disability policy. The Company is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.
(m)    Since January 1, 2020, the Company has no material liability with respect to any misclassification: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages. The Company has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied.
(n)    There is no, and since January 1, 2020 there has not been any, Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of Unfair Labor Practices or discrimination complaints.
(o)    The consummation of the transactions contemplated in this Agreement will not (i) entitle any employee, officer, director, independent contractor or other service provider of the Company to severance pay, unemployment compensation, bonus payment or any other payment, (ii) accelerate the time of payment for vesting of, or increase the amount of compensation due to, any such employee, officer, director, independent contractor or other service provider, or (iii) entitle any such employee, officer, director, independent contractor or other service provider to terminate, shorten or otherwise change the terms of his or her employment or engagement with the Company.
(p)    No Company Employee Plan provides for any Tax “gross-up” or similar “make-whole” payments.
(q)    Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) further restrict any rights of the Company to amend or terminate any Company Employee Plan; or (ii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).
(r)    The representations and warranties set forth in this Section 3.17, shall constitute the only representations and warranties of the Company with respect to employment and labor matters.
3.18    Environmental Matters. Since January 1, 2020, the Company has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has not received since January 1, 2020, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority or other Person, that alleges that the Company is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance in any material respects with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, neither the Company: (i) nor any current or prior owner of any property leased or controlled by the Company has received since January 1, 2020, any written notice or other communication relating to property leased at any time by the Company, whether from a Governmental Authority or other Person, that alleges that such current or prior owner or the Company is not in compliance with or violated any Environmental Law relating to such property. The Company has no material liability under any Environmental Law.
3.19    Insurance. The Company has delivered to PubCo accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2020 through the date of this Agreement, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company for which the Company has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.
3.20    No Financial Advisors. Other than Evolution Partners LLC (“EVP”), no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.
3.21    Transactions with Affiliates. Since January 1, 2020, there has been no material transactions or relationships between, on the one hand, the Company and, on the other hand, any (a) executive officer or director of the Company or, to the Knowledge of the Company, any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Company Common Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
3.22    Anti-Bribery. None of the Company or any of its directors, officers, employees or, to the Company’s Knowledge, agents or any other Person acting on its behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). The Company has not been the subject of any investigation or inquiry by any Governmental Authority with respect to potential violations of Anti-Bribery Laws.
3.23    Privacy and Data Security. The Company has complied with all applicable Privacy Laws and the applicable terms of any Company Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with the Company in connection with the operation of the Company’s business, in all material respects. The Company has implemented and maintains reasonable privacy policies (“Privacy Policies”), and to the best of its knowledge has complied with its Privacy Policies, in all material respects. As of the date hereof, no claims have been asserted or threatened against the Company by any Person alleging a violation of Privacy Laws, Privacy Policies or the applicable terms of any Company Contracts relating to privacy, security, collection or use of Personal Information of any individuals. There have been no data security incidents, data breaches, ransomware attacks, or other adverse events or incidents related to Personal Information or the Company data used, collected, handled, stored, processed, or otherwise in the custody or control of the Company or, to the best of the Company’s knowledge any service provider acting on behalf of the Company. To the best of the Company’s knowledge, the computer systems, software, hardware, and communication facilities used by the Company (i) have not experienced any material disruption, interruption, outage, or continued substandard performance; (ii) do not contain any bugs and other defects, disabling codes or instructions or any “back door”, “time bomb”, “Trojan horse”, “worm”, “drop dead device”, “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure; and (iii) are in good working order and are sufficient for the operation of the business of the Company as currently conducted.
3.24    No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither PubCo nor any other person on behalf of PubCo makes any express or implied representation or warranty with respect to PubCo or with respect to any other information provided to the Company or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of PubCo set forth in Section 4 (in each case as qualified and limited by the PubCo Disclosure Schedule)) none of the Company or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).
Section 4.    Representations and Warranties of PubCo and Merger Sub.
Except (i) as set forth in the written disclosure schedule delivered by PubCo to the Company (the “PubCo Disclosure Schedule”), or (ii) as disclosed in the PubCo SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the PubCo SEC Documents (x) shall not be deemed disclosed for purposes of Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5 or Section 4.6, and (y) shall be deemed to be disclosed in a section of the PubCo Disclosure Schedule only to the extent that it is readily apparent from a reading of such PubCo SEC

Document that it is applicable to such section of the PubCo Disclosure Schedule, PubCo and Merger Sub represent and warrant to the Company as follows:
4.1    Due Organization; Subsidiaries.
(a)    Each of PubCo and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, and (iii) to perform its obligations under all Contracts by which it is bound, in each case, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of PubCo or Merger Sub to consummate the Contemplated Transactions or have a PubCo Material Adverse Effect. Since the date of its incorporation, Merger Sub has not engaged in any activities or conducted any operations of any kind, entered into any agreement or arrangement with any Person, or incurred, directly or indirectly, any liabilities, in each case other than in connection with or as contemplated by this Agreement. Merger Sub is wholly owned by PubCo.
(b)    Each of PubCo and Merger Sub is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a PubCo Material Adverse Effect.
(c)    PubCo has no Subsidiaries other than Merger Sub and PubCo does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. PubCo is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. PubCo has not agreed and is not obligated to make, nor is PubCo bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. PubCo has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
4.2    Organizational Documents. PubCo has delivered to the Company accurate and complete copies of PubCo’s Organizational Documents in effect as of the date of this Agreement. PubCo is not in breach or violation of its Organizational Documents in any material respect.
4.3    Authority; Binding Nature of Agreement. Each of PubCo and Merger Sub has all necessary corporate power and authority to enter into this Agreement and, subject to receipt of the Required PubCo Stockholder Vote, to perform its obligations under the Agreement and to consummate the Contemplated Transactions. The PubCo Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of PubCo and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of PubCo Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of PubCo vote to approve this Agreement and thereby approve the Contemplated Transactions, including the issuance of shares of PubCo Common Stock to the stockholders of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (y) approved and declared advisable this Agreement and the Contemplated Transactions, and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by PubCo and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of PubCo and Merger Sub, enforceable against each of PubCo and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.
4.4    Vote Required. The affirmative vote of a majority of (a) the votes present and entitled to vote at the PubCo Stockholder Meeting is the only vote of the holders of PubCo Common Stock necessary to approve the proposals in Section 6.3(a)(i), and Section 6.3(a)(iii), and (b) the shares of PubCo Common Stock entitled to vote thereon is the only vote of the holders of any class or series of PubCo Capital Stock necessary to approve the proposals in Section 6.3(a)(ii) (collectively, the “Required PubCo Stockholder Vote”).
4.5    Non-Contravention; Consents.
(a)    Subject to obtaining the Required PubCo Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, and except as set forth on Section 4.5 of the PubCo Disclosure Schedule, neither (x) the execution, delivery or performance of this Agreement by PubCo or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time), except where such actions, occurrences or events could not reasonably be expected to result in a PubCo Material Adverse Effect:
(i)    contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of PubCo or the Merger Sub;
(ii)    contravene, conflict with or result in a material violation of, or give any Governmental Authority or, to the Knowledge of PubCo, any other Person the right to challenge the Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any Order to which PubCo or any of the assets owned or used by PubCo, is subject, except as would not reasonably be expected to be material to PubCo or its business;
(iii)    contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by PubCo or that otherwise relates to the business of PubCo, or any of the assets owned, leased or used by PubCo;
(iv)    contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any PubCo Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any PubCo Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such PubCo Material Contract, (C) accelerate the maturity or performance of any PubCo Material Contract, or (D) cancel, terminate or modify any term of any PubCo Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(v)    result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by PubCo (except for Permitted Encumbrances).
(b)    Except for (i) any Consent as set forth on Section 4.5 of the PubCo Disclosure Schedule under any PubCo Contract, (ii) the Required PubCo Stockholder Vote, (iii) the filing of the Certificate of Merger required by the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, PubCo was not, is not nor will it be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Authority in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions.
(c)    The PubCo Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.
4.6    Capitalization.
(a)    The authorized capital stock of PubCo consists of 250,000,000 shares of PubCo Common Stock, par value $0.0001 per share, of which 12,742,342 shares have been issued and are outstanding as of October 15, 2022 (the “Capitalization Date”) and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share, none of which are issued and outstanding as of the Capitalization Date. PubCo does not hold any shares of its capital stock in its treasury.
(b)    All of the outstanding shares of PubCo Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of PubCo Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of PubCo Common Stock is subject to any right of first refusal in favor of PubCo. Except as contemplated herein, there is no PubCo Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of PubCo Common Stock. PubCo is not under any obligation, nor is PubCo bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of PubCo Common Stock or other securities. Section 4.6(b) of the PubCo Disclosure Schedule accurately and completely describes all repurchase rights held by PubCo with respect to shares of PubCo Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.
(c)    Except for the PubCo 2018 Equity Incentive Plan (the “PubCo 2018 Plan”), PubCo does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, PubCo has reserved 893,535 shares of PubCo Common Stock for issuance under the PubCo 2018 Plan, of which 9,506 shares have been issued and are currently outstanding, 875,101 shares have been reserved for issuance upon exercise or settlement of PubCo Options and PubCo RSU Awards, as applicable, granted under the PubCo 2018 Plan, and 8,928 shares remain available for future issuance pursuant to the PubCo 2018 Plan. Section 4.6(c) of the PubCo Disclosure Schedule sets forth the following information with respect to each PubCo Option and PubCo RSU Award outstanding as of the date of this Agreement, as applicable: (i) the name of the holder, (ii) the number of shares of PubCo Common Stock subject to such PubCo Option or PubCo RSU Award at the time of grant, (iii) the number of shares of PubCo Common Stock subject to such PubCo Option or PubCo RSU Award as of the date of this Agreement, (iv) the exercise price of such PubCo Option, (v) the date on which such PubCo Option or PubCo RSU Award was granted, (vi) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares as of the date of this Agreement, (vii) the date on which such PubCo Option expires, and (viii) whether such PubCo Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. PubCo has made available to the Company accurate and complete copies of equity incentive plans pursuant to which PubCo has granted equity-based awards, the forms of all award agreements evidencing such equity-based awards.
(d)    Except for the outstanding PubCo Options, PubCo RSU Awards and PubCo Warrants, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of PubCo, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of PubCo, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which PubCo is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities, or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of PubCo. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to PubCo.
(e)    All outstanding shares of PubCo Common Stock, PubCo Options, PubCo RSU Awards and other securities of PubCo have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.
4.7    SEC Filings; Financial Statements.
(a)    PubCo has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents (including all exhibits, schedules and annexes thereto) required to be filed or furnished by it with the SEC under applicable Laws, including any amendments or supplements thereto (collectively, together with all documents filed on a voluntary basis on Form 8-K and together with all documents and information incorporated by reference therein, the “PubCo SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the PubCo SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the PubCo SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act, and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the PubCo SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws, and no current or former executive officer of PubCo has failed to make the Certifications required of him or her. PubCo has made available to the Company true and complete copies of all correspondence, other than transmittal correspondence, between the SEC, on the one hand, and PubCo, on the other, since January 1, 2018, including all SEC comment letters and responses to such comment letters and responses to such comment letters by or on behalf of PubCo. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b)    The financial statements (including any related notes) contained or incorporated by reference in the PubCo SEC Documents (including the audited financial statements conducted on PubCo by EisnerAmper LLP as of December 31, 2020, and December 31, 2021): (i) complied as to form in all material respects with the Securities Act and Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated, and (iii) fairly present, in all material respects, the financial position of PubCo as of the respective dates thereof and the results of operations and cash flows of PubCo for the periods covered thereby. Other than as expressly disclosed in the PubCo SEC Documents filed prior to the date hereof, there has been no material change in PubCo’s accounting methods or principles that would be required to be disclosed in PubCo’s financial statements in accordance with GAAP. The books of account and other financial records of PubCo are true and complete in all material respects.

(c)    To the Knowledge of PubCo, PubCo’s independent registered accounting firm has at all times since the date PubCo became subject to the applicable provisions of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) “independent” with respect to PubCo within the meaning of Regulation S-X under the Exchange Act, and (iii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.
(d)    Since September 11, 2020, except as set forth on Section 4.7(d) of the PubCo Disclosure Schedule and made available to the Company, PubCo has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the PubCo Common Stock on Nasdaq that have not been resolved.
(e)    Since January 1, 2020, there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of PubCo, the PubCo Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
(f)    Except as set forth on Section 4.7(f) of the PubCo Disclosure Schedule, PubCo is, and since its initial listing on Nasdaq has been, in compliance in all material respects with the applicable current listing and governance rules and regulations of Nasdaq.
(g)    PubCo maintains, and at all times since February 9, 2021 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that PubCo maintains records that in reasonable detail accurately and fairly reflect transactions and dispositions of assets of PubCo, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the PubCo Board, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of PubCo’s assets that could have a material effect on PubCo’s financial statements. PubCo has evaluated the effectiveness of PubCo’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable PubCo SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. PubCo has disclosed to PubCo’s auditors and the audit committee of the PubCo Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect PubCo’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in PubCo’s internal control over financial reporting. PubCo has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of PubCo’s internal control over financial reporting.
(h)    PubCo maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that all information (both financial and non-financial) required to be disclosed by PubCo in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. All such information is accumulated and communicated to PubCo’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Certifications and such disclosure controls and procedures are effective. PubCo has carried out evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.
4.8    Absence of Changes. Except as set forth on Section 4.8 of the PubCo Disclosure Schedule, between the date of the PubCo Unaudited Interim Balance Sheet and the date of this Agreement, PubCo has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) PubCo Material Adverse Effect, or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
4.9    Absence of Undisclosed Liabilities. PubCo does not have any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the PubCo Unaudited Interim Balance Sheet, (b) Liabilities that have been incurred by PubCo since the date of the PubCo Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of PubCo under PubCo Contracts, and (d) Liabilities described in Section 4.9 of the PubCo Disclosure Schedule.
4.10    Title to Assets. Except where a failure would not result in a PubCo Material Adverse Effect, PubCo owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the PubCo Unaudited Interim Balance Sheet, and (b) all other assets reflected in the books and records of PubCo as being owned by PubCo. All of such assets are owned or, in the case of leased assets, leased by PubCo free and clear of any Encumbrances, other than Permitted Encumbrances.
4.11    Real Property; Leasehold. PubCo does not own nor has it ever owned any real property. PubCo has made available to the Company (a) an accurate and complete list of all real properties with respect to which PubCo directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by PubCo, and (b) copies of all leases under which any such real property is possessed (the “PubCo Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.
4.12    Intellectual Property.
(a)    Section 4.12(a) of the PubCo Disclosure Schedule is an accurate, true and complete listing of all PubCo Registered IP, in each case including, to the extent applicable, the date of filing, issuance or registration, the filing, issuance or registration number and the name of the body where the filing, issuance or registration was made.
(b)    Section 4.12(b) of the PubCo Disclosure Schedule accurately identifies (i) all material PubCo Contracts pursuant to which PubCo IP Rights are licensed to PubCo (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive software license and other Intellectual Property associated with such software, and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of PubCo products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use by or on behalf of PubCo of equipment, reagents or other materials, (C) agreements between PubCo and its employees of the kind described in Section 4.12(f)(ii) in PubCo’s standard form thereof, and (D) materials transfer agreement, clinical trial agreements, or services agreement), (ii) the corresponding PubCo Contract pursuant to which such PubCo IP Rights are licensed to PubCo, and (iii) whether the license or licenses granted to PubCo are exclusive or non-exclusive.
(c)    Section 4.12(c) of the PubCo Disclosure Schedule accurately identifies each PubCo Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest (including any joint ownership) in, any PubCo IP Rights (other than (i) any confidential information provided under confidentiality agreements, (ii) any materials transfer agreements, and (iii) any PubCo IP Rights non-exclusively licensed to suppliers or service providers for the purpose of enabling such supplier or service providers to provide services for PubCo’s benefit).
(d)    PubCo is not bound by, and no PubCo IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the PubCo to use, exploit, assert, or enforce any PubCo IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the PubCo as currently conducted or planned to be conducted.
(e)    PubCo has delivered, or made available to the Company, a complete and accurate copy of all material PubCo IP Rights Agreements required to be listed on Section 4.12(b) or 4.12(c) of the PubCo Disclosure Schedule. With respect to each such PubCo IP Rights Agreements: (i) each such agreement is valid and binding on PubCo and in full force and effect, subject to the Enforceability Exceptions, (ii) PubCo has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived, and (iii) PubCo, and, to the Knowledge of PubCo, no other party to any such agreement, is in breach or default thereof in any material respect.

(f)    PubCo exclusively owns all right, title, and interest in and to PubCo IP Rights, other than (i) PubCo IP Rights exclusively and non-exclusively licensed to PubCo, (ii) co-owned rights as identified in Section 4.12(c) of the PubCo Disclosure Schedule, or (iii) any non-customized software that (A) is licensed to PubCo solely in executable or object code form pursuant to a non-exclusive software license and other Intellectual Property associated with such software, and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of PubCo’s products or service, in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i)    All documents and instruments necessary to register or apply for or renew registration of PubCo Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.
(ii)    Each Person who is or was an employee or contractor of PubCo and who is or was involved in the creation or development of any PubCo IP Rights purported to be owned by PubCo has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to PubCo and confidentiality provisions protecting trade secrets and confidential information of PubCo.
(iii)    To the Knowledge of PubCo, no current or former stockholder, officer, director, or employee of PubCo has any claim, right (whether or not currently exercisable), or interest to or in any PubCo IP Rights purported to be owned by PubCo. To the Knowledge of PubCo, no employee of PubCo is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for PubCo, or (b) in breach of any Contract with any former employer or other Person concerning PubCo IP Rights purported to be owned by PubCo or confidentiality provisions protecting trade secrets and confidential information comprising PubCo IP Rights purported to be owned by PubCo.
(iv)    To the Knowledge of PubCo, no funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any PubCo IP Rights in which PubCo has an ownership interest, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority obtaining ownership or other rights to such PubCo IP Rights or the right to receive royalties for the practice of such PubCo IP Rights or that could result in a PubCo Material Adverse Effect.
(v)    PubCo has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that PubCo holds, or purports to hold, as confidential or a trade secret.
(vi)    Except as set forth in Section 4.12(f)(vi) of the PubCo Disclosure Schedule, PubCo has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any PubCo IP Rights to any other Person.

(vii)    To the Knowledge of PubCo, the PubCo IP Rights constitute all Intellectual Property necessary for PubCo to conduct its business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement or misappropriation of Intellectual Property.
(g)    Neither the manufacture, marketing, license, offering for sale, sale, importation, use or intended use or other disposal of any product or technology as currently licensed or sold or under development by PubCo violates any license or agreement between PubCo and any third party in any material respect, and, to the Knowledge of PubCo, infringes or misappropriates any valid and issued Patent right of any other Person, other than any Intellectual Property licensed to PubCo by any other Person, which infringement or misappropriation would reasonably be expected to have a PubCo Material Adverse Effect. To the Knowledge of PubCo, no third party is infringing upon any Patents owned by PubCo within the PubCo IP Rights, or otherwise violating any license or agreement between such third party and PubCo relating to any PubCo IP Rights in any material respect.
(h)    As of the date of this Agreement, PubCo is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, the enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any PubCo IP Rights. PubCo has not received any written notice asserting that any PubCo Registered IP or the proposed use, sale, offer for sale, license or disposition of any products, methods, or processes claimed or covered thereunder conflicts with or infringes or misappropriates the rights of any other Person or that PubCo has otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the PubCo IP Rights purported to be owned by PubCo is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of PubCo to exploit any PubCo IP Rights purported to be owned by PubCo.
(i)    Each item of PubCo IP Rights purported to be owned by PubCo that is PubCo Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of PubCo Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of PubCo, all PubCo Registered IP purported to be owned by PubCo that is issued or granted is valid and enforceable.
(j)    To the Knowledge of PubCo, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by PubCo conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which PubCo has or purports to have an ownership interest has been impaired as determined by PubCo in accordance with GAAP.
(k)    Except as may be set forth in the Contracts listed on Section 4.12(b) or 4.12(c) of the PubCo Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by PubCo (i) PubCo is not

bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to PubCo taken as a whole, and (ii) PubCo has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
(l)    PubCo is not party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any PubCo IP Rights, result in breach of, default under or termination of such Contract with respect to any PubCo IP Rights, or impair the right of PubCo to use, sell or license or enforce any PubCo IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not, individually or in the aggregate, reasonably be expected to result in a PubCo Material Adverse Effect.
4.13    Agreements, Contracts and Commitments.
(a)    Section 4.13(a) of the PubCo Disclosure Schedule lists the following PubCo Contracts in effect as of the date of this Agreement (each, a “PubCo Material Contract” and collectively, the “PubCo Material Contracts”):
(i)    each PubCo Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;
(ii)    each PubCo Contract requiring payments by PubCo after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any current PubCo Associate that is not immediately terminable at-will by PubCo without notice, severance, or other similar cost or liability;
(iii)    each PubCo Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan, stock purchase plan, severance plan, policy or agreement, any of the payments or benefits of which will be increased, or the vesting of benefits or payments of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the payments or benefits of which will be calculated on the basis of any of the Contemplated Transactions;
(iv)    each PubCo Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(v)    each PubCo Contract containing (A) any covenant limiting the freedom of PubCo or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of PubCo’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision with respect to employees of other Persons, in each case, except for restrictions that would not materially affect the ability of PubCo to conduct its business;
(vi)    each PubCo Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;
(vii)    each PubCo Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000;
(viii)    each PubCo Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances in each case in excess of $100,000 with respect to any assets of PubCo or any loans or debt obligations with officers or directors of PubCo;
(ix)    each PubCo Contract requiring payment by or to PubCo after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of PubCo, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which PubCo has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which PubCo has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by PubCo, or (D) any Contract to license any Patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of PubCo or any Contract to sell, distribute or commercialize any products or service of PubCo, in each case, except for PubCo Contracts entered into in the Ordinary Course of Business;
(x)    each PubCo Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to PubCo in connection with the Contemplated Transactions;
(xi)    each PubCo Real Estate Lease;
(xii)    each PubCo Contract to which PubCo is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, PubCo in excess of $100,000; or
(xiii)    any other PubCo Contract that is not terminable at will (with no penalty or payment) by PubCo, as applicable, and (A) which involves payment or receipt by PubCo after the date of this Agreement under any such agreement, Contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (B) that is material to the business or operations of PubCo, taken as a whole.
(b)    PubCo has delivered or made available to the Company accurate and complete copies of all PubCo Material Contracts, including all amendments thereto. There are no PubCo Material Contracts that are not in written form. PubCo has not, nor to PubCo’s Knowledge, as of the date of this Agreement has any other party to a PubCo Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any PubCo Material Contract in such manner as would permit any other party to cancel or terminate any such PubCo Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a PubCo Material Adverse Effect. As to PubCo, as of the date of this Agreement, each PubCo Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. As of the date of this Agreement, no Person is renegotiating, or has a right pursuant to the terms of any PubCo Material Contract to change, any material amount paid or payable to PubCo under any PubCo Material Contract or any other material term or provision of any PubCo Material Contract.
4.14    Compliance; Permits; Restrictions.
(a)    Except where failure would not result in a PubCo Material Adverse Effect, PubCo is, and since January 1, 2020, has been in material compliance with all applicable Laws, including the FDCA, applicable provisions of the Public Health Service Act (“PHSA”), the Controlled Substances Act (“CSA”) (21 U.S.C. § 801 et seq.), and regulations promulgated to implement the foregoing. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of PubCo, threatened against PubCo. There is no agreement or Order binding upon PubCo which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of PubCo, any acquisition of material property by PubCo or the conduct of business by PubCo as currently conducted, or (ii) is reasonably likely to result in a PubCo Material Adverse Effect.
(b)    Except where a failure would not result in a PubCo Material Adverse Effect, PubCo: (i) holds all required Governmental Authorizations that are material to the operation of the business of PubCo and Merger Sub as currently conducted (collectively, the “PubCo Permits”), and (ii) is in material compliance with the terms of the PubCo Permits. No Legal Proceeding is pending or, to the Knowledge of PubCo, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any PubCo Permit.
(c)    There are no Legal Proceedings pending or, to the Knowledge of PubCo, threatened with respect to an alleged material violation by PubCo of the FDCA, the PHSA, the CSA, the implementing regulations adopted thereunder, or any other similar Law promulgated by the FDA or other Drug Regulatory Agency that is material to the conduct of PubCo’s business.
(d)    Except where failure would not result in a PubCo Material Adverse Effect, each of PubCo holds all required Governmental Authorizations issued or granted by any

Drug Regulatory Agency or other Governmental Authority which is necessary for the conduct of the business of PubCo as currently conducted and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “PubCo Product Candidates”) (collectively, the “PubCo Regulatory Permits”) and no such PubCo Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated, or (ii) modified in any adverse manner, other than immaterial modifications. Except where failure would not result in a PubCo Material Adverse Effect, PubCo has timely maintained and are in compliance in all material respects with the PubCo Regulatory Permits and have not received any written notice or other written communication from any Drug Regulatory Agency or other Governmental Authority regarding (A) any material violation of or failure to comply materially with any term or requirement of any PubCo Regulatory Permit, or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any PubCo Regulatory Permit. PubCo has made available to the Company all information requested by the Company in PubCo’s possession or control relating to the PubCo Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the PubCo Product Candidates, including but not limited to complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency, and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information is accurate and complete in all material respects.
(e)    All clinical trials, pre-clinical studies and other studies and tests conducted by or on behalf of, or sponsored by, PubCo, or in which PubCo or their respective product candidates, including the PubCo Product Candidates, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. PubCo has not received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of PubCo threatening to initiate, any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, PubCo or in which PubCo or its respective current product candidates, including the PubCo Product Candidates, have participated. Further, no clinical investigator, researcher, or clinical staff participating in any clinical study conducted by or, to the Knowledge of PubCo, on behalf of PubCo has been disqualified from participating in studies involving the PubCo Product Candidates, and to the Knowledge of PubCo, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.
(f)    Neither PubCo nor, to the Knowledge of PubCo, any contract manufacturer with respect to any PubCo Product Candidate, is the subject of any pending or, to the Knowledge of PubCo, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”

Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of PubCo, neither PubCo nor any contract manufacturer with respect to any PubCo Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither of PubCo, and to the Knowledge of PubCo, any contract manufacturer with respect to any PubCo Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a, or (ii) any similar applicable Law. To the Knowledge of PubCo, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against PubCo, and to the Knowledge of PubCo, any contract manufacturer with respect to any PubCo Product Candidate, or any of their respective officers, employees or agents.
(g)    All manufacturing operations conducted by, or to the Knowledge of PubCo, for the benefit of, PubCo in connection with any PubCo Product Candidate, since January 1, 2018, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices for human pharmaceutical products codified at 21 C.F.R. Parts 210, and 211, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.
(h)    No manufacturing site owned by PubCo, and to the Knowledge of PubCo, no manufacturing site of a contract manufacturer, with respect to any PubCo Product Candidate, (i) is subject to a Drug Regulatory Agency or Governmental Authority shutdown or import or export prohibition, or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Governmental Authority, and, to the Knowledge of PubCo, neither the FDA nor any other Governmental Authority is considering such action.
4.15    Legal Proceedings; Orders.
(a)    Except as set forth in Section 4.15 of the PubCo Disclosure Schedule, as of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of PubCo, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves PubCo or any PubCo Associate (in his or her capacity as such) or any of the material assets owned or used by PubCo, or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b)    There is no Order to which PubCo, or any of the material assets owned or used by PubCo is subject. To the Knowledge of PubCo, no officer or other Key Employee of PubCo is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of PubCo or to any material assets owned or used by PubCo.

4.16    Tax Matters.
(a)    PubCo has filed all federal income Tax Returns and other material Tax Returns that it was required to file under applicable Law except where failure to do so would not result in a PubCo Material Adverse Effect. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. No claim has ever been made in writing by a Governmental Authority in a jurisdiction where PubCo does not file Tax Returns that PubCo is subject to taxation by that jurisdiction.
(b)    All material Taxes due and owing by PubCo have been timely paid. The unpaid Taxes of PubCo did not, as of the date of the PubCo Unaudited Interim Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the PubCo Unaudited Interim Balance Sheet. Since the date of the PubCo Unaudited Interim Balance Sheet, PubCo has not incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.
(c)    PubCo has timely withheld and timely paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
(d)    There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of PubCo.
(e)    No deficiencies for Taxes with respect to PubCo have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of PubCo. PubCo has not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business).
(f)    PubCo is not a party to, nor is it bound by, any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions, the primary purpose of which do not relate to Taxes, in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders or landlords.
(g)    PubCo has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is PubCo). PubCo has no material Liability for the Taxes of any Person (other than PubCo) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor, by contract, or otherwise.
(h)    PubCo has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i)    PubCo has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2) or any similar provision of state, local, or foreign law.
(j)    PubCo is a corporation for U.S. federal income Tax purposes under Section 7701 of the Code.
(k)    PubCo does not have knowledge of any facts and has not taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(l)    PubCo will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date; (viii) application of Sections 951 or 951A of the Code (or any similar provision of state, local or foreign Law) to any income received or accrued on or prior to the Closing Date; or (ix) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date. PubCo has not made any election under Section 965(h) of the Code.
(m)    PubCo has no Deferred Payroll Taxes or is the beneficiary of any other COVID-19 related tax deferral relief of state and local Governmental Authorities.
(n)    PubCo has not incurred any loan, directly or indirectly, pursuant to the Paycheck Protection Program, established by the CARES Act, as amended or supplemented from time to time by interim rules, policy statements, FAQs or otherwise.
4.17    Employee and Labor Matters; Benefit Plans.
(a)    Section 4.17(a) of the PubCo Disclosure Schedule contains a complete and accurate list of all PubCo’s employees as of the date of this Agreement, setting forth for each employee: (i) their names; (ii) their job position or title; (iii) whether they are classified as exempt or non-exempt for wage and hour purposes; (iv) their base salaries, base hourly wage or contract rate, as applicable; and (v) their target bonus rates or target commission rates.
(b)    Section 4.17(b) of the PubCo Disclosure Schedule contains a complete and accurate list providing services as of the date hereof, of the independent contractors, consultants and other service providers engaged by PubCo and classified by PubCo as other than employees, or compensated other than through wages paid by PubCo through

PubCo’s payroll department (“Contingent Workers”), showing for each Contingent Worker such Contingent Worker’s (i) name; and (ii) description of services provided to the business; (v) fee or compensation arrangements.
(c)    Except as set forth in Section 4.17(c) of the PubCo Disclosure Schedule, the employment of PubCo’s employees is terminable by PubCo at will without advance notice, severance, or other cost or Liability. PubCo has made available to the Company accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of PubCo Associates to the extent currently effective and material.
(d)    PubCo is not a party to, is not bound by, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of PubCo, purporting to represent or seeking to represent any employees of PubCo. There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting PubCo. To the Knowledge of PubCo, no event has occurred within the past six (6) months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute. PubCo is not, nor has PubCo been, engaged in any Unfair Labor Practice within the meaning of the National Labor Relations Act.
(e)    Section 4.17(e) of the PubCo Disclosure Schedule sets forth a true, complete and correct list of every material PubCo Employee Plan.
(f)    True, complete and correct copies of the following documents, with respect to each PubCo Employee Plan, where applicable, have previously been made available to the Company: (i) all documents embodying or governing such PubCo Employee Plan (or for unwritten PubCo Employee Plans a written description of the material terms of such PubCo Employee Plan) and any funding medium for the PubCo Employee Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three years of non-discrimination testing results; and (vii) all non-routine correspondence to and from any governmental agency.
(g)    Each PubCo Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such PubCo Employee Plan for any period for which such PubCo Employee Plan would not otherwise be covered by an IRS determination and, to the Knowledge of PubCo, no event or omission has occurred that would reasonably be expected to cause any PubCo Employee Plan to lose such qualification or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification.
(h)    Each PubCo Employee Plan is and has been established, operated and administered in all material respects, in accordance with its terms and all applicable Law, including, the Code, ERISA and the Affordable Care Act. No Employee Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of PubCo, threatened with respect to any PubCo Employee Plan and, to the Knowledge of PubCo, there is no reasonable basis for any such Legal Proceeding. All payments and/or contributions required to have been made with respect to all PubCo Employee Plans either have been made or have been accrued in accordance with the terms of the applicable PubCo Employee Plan and applicable Law. The PubCo Employee Plans satisfy in all material respects the minimum coverage, affordability and nondiscrimination requirements under the Code.
(i)    Neither PubCo nor Merger Sub has ever maintained, contributed to, or been required to contribute to or had any liability or obligation (including on account of any ERISA Affiliate) with respect to (whether contingent or otherwise) (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither PubCo nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.
(j)    Neither PubCo nor any of its ERISA Affiliates provides or has any obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by COBRA or similar state Law) and PubCo has never promised to provide such post-termination benefits.
(k)    Each PubCo Employee Plan may be amended, terminated, or otherwise modified (including cessation of participation) by PubCo to the greatest extent permitted by applicable Law, including the elimination of any and all future benefit accruals thereunder (other than ordinary administration expenses or with respect to benefits, other than bonuses, commissions or amounts under other compensation plans, that were previously earned, vested or accrued under PubCo Employee Plans prior to the Effective Time) and no employee communication or provision of any PubCo Employee Plan has failed to effectively reserve the right of PubCo or Merger Sub to so amend, terminate or otherwise modify such PubCo Employee Plan. Neither PubCo nor Merger Sub has announced its intention to modify or terminate any PubCo Employee Plan or adopt any arrangement or program which, once established, would come within the definition of a PubCo Employee Plan. Each asset held under each PubCo Employee Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability.
(l)    Except as set forth in Section 4.17(l) of the PubCo Disclosure Schedule, no PubCo Employee Plan provides for medical or any other welfare benefits to any service provider beyond termination of service or retirement, other than pursuant to (i) COBRA or an analogous state law requirement, or (ii) continuation coverage through the end of the month in which such termination or retirement occurs. PubCo does not sponsor or maintain any self-funded medical or long-term disability employee benefit plan.
(m)    No PubCo Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.
(n)    The per share exercise price of each PubCo Option is no less than the fair market value of a share of PubCo Common Stock on the date of grant of such PubCo Option determined in a manner consistent with Section 409A of the Code. Each PubCo Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any PubCo Employee Plan is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code.
(o)    PubCo is, and during the past three (3) years has been, in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, restrictive covenants, meal and rest periods, immigration status, unemployment compensation, workers’ compensation, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of PubCo: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, salaries, commissions, bonuses, fees, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no, and there have not been during the past three (3) years, actions, suits, claims or administrative matters pending or, to the Knowledge of PubCo, threatened or reasonably anticipated against PubCo relating to any employee, employment agreement or PubCo Employee Plan (other than routine claims for benefits). To the Knowledge of PubCo, there are no pending or threatened or reasonably anticipated claims or actions against PubCo under any workers’ compensation policy or long-term disability policy. PubCo is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.
(p)    PubCo has no material liability with respect to any misclassification within the past three (3) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages. PubCo has not taken any action which would constitute a “plant closing,” “business closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing, business closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. During the ninety (90) day period preceding the date hereof, no employee or Contingent Worker has suffered an “employment loss” as defined in the WARN Act with respect to PubCo.
(q)    There is no, and there has not been during the past three (3) years, any Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of PubCo, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any PubCo Associate, including charges of Unfair Labor Practices or discrimination complaints.
(r)    Section 4.17(r) of the PubCo Disclosure Schedule identifies each employee of PubCo who is subject to a non-competition, non-solicitation, confidentiality and/or invention assignment agreement with PubCo and includes a form of each such agreement.
(s)    In the last five (5) years, no allegations of sexual harassment, other unlawful harassment or unlawful discrimination or retaliation have been made with respect to any PubCo employee, officer, director, or independent contractor, and PubCo has not otherwise become aware of any such allegations. To the Knowledge of PubCo, there are no facts that would reasonably be expected to give rise to claim of sexual harassment, other unlawful harassment or unlawful discrimination or retaliation against or involving PubCo or any of PubCo’s employees, officers, directors or independent contractors. PubCo has not entered into any settlement agreement or conducted any investigation related to allegations of sexual harassment, other unlawful harassment or unlawful discrimination or retaliation by an employee, contractor, director, officer or other Representative of PubCo.
(t)    The consummation of the transactions contemplated in this Agreement will not (i) entitle any employee, officer, director, independent contractor or other service provider of PubCo to severance pay, unemployment compensation, bonus payment or any other payment, (ii) accelerate the time of payment for vesting of, or increase the amount of compensation due to, any such employee, officer, director, independent contractor or other service provider, or (iii) entitle any such employee, officer, director, independent contractor or other service provider to terminate, shorten or otherwise change the terms of his or her employment or engagement with PubCo.
(u)    PubCo is and at all relevant times has been in compliance with (i) COVID-19 related Laws, standards, regulations, Orders and guidance (including relating to business reopening), including those issued and enforced by the Occupational Safety and Health Administration, the Centers for Disease Control, the Equal Employment Opportunity Commission, and any other Governmental Authority; (ii) the Families First Coronavirus Response Act (including with respect to eligibility for Tax credits under such Act) and any other applicable COVID-19 related leave Law, whether state, local or otherwise.
(v)    No PubCo Employee Plan provides for any Tax “gross-up” or similar “make-whole” payments.

(w)    Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of PubCo; (ii) further restrict any rights of PubCo to amend or terminate any PubCo Employee Plan; or (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).
4.18    Environmental Matters. Since January 1, 2020, PubCo has complied with all applicable Environmental Laws, which compliance includes the possession by PubCo of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a PubCo Material Adverse Effect. PubCo has not received since January 1, 2020, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that PubCo is not in compliance with any Environmental Law, and, to the Knowledge of PubCo, there are no circumstances that may prevent or interfere with PubCo’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a PubCo Material Adverse Effect. To the Knowledge of PubCo: (i) no current or prior owner of any property leased or controlled by PubCo has received since January 1, 2020, any written notice or other communication relating to property owned or leased at any time by PubCo, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or PubCo is not in compliance with or violated any Environmental Law relating to such property; and (ii) PubCo has no material liability under any Environmental Law.
4.19    Insurance. PubCo has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of PubCo and Merger Sub. Each of such insurance policies is in full force and effect and PubCo and Merger Sub are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2020, PubCo has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of PubCo and Merger Sub has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against PubCo for which PubCo has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed PubCo of its intent to do so.
4.20    Transactions with Affiliates. Except as set forth in the PubCo SEC Documents filed prior to the date of this Agreement, since the date of PubCo’s last proxy statement filed in 2022 with the SEC, no event has occurred that would be required to be reported by PubCo pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section

4.20 of the PubCo Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of PubCo as of the date of this Agreement.
4.21    No Financial Advisors. Except as set forth on Section 4.21 of the PubCo Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of PubCo.
4.22    Valid Issuance. The PubCo Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.
4.23    Privacy and Data Security. PubCo has complied with all applicable Privacy Laws and the applicable terms of any PubCo Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with PubCo in connection with the operation of PubCo’s business, in all material respects. PubCo has implemented and maintains reasonable Privacy Policies and to the best of its knowledge has complied with its Privacy Policies, in all material respects. As of the date hereof, no claims have been asserted or threatened against PubCo by any Person alleging a violation of Privacy Laws, Privacy Policies or the applicable terms of any PubCo Contracts relating to privacy, security, collection or use of Personal Information of any individuals. There have been no data security incidents, data breaches, ransomware attacks, or other adverse events or incidents related to Personal Information or PubCo data used, collected, handled, stored, processed, or otherwise in the custody or control of PubCo or, to the best of PubCo’s knowledge any service provider acting on behalf of PubCo. To the best of PubCo’s knowledge, the computer systems, software, hardware, and communication facilities used by PubCo (i) have not experienced any material disruption, interruption, outage, or continued substandard performance; (ii) do not contain any bugs and other defects, disabling codes or instructions or any “back door”, “time bomb”, “Trojan horse”, “worm”, “drop dead device”, “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure; and (iii) are in good working order and are sufficient for the operation of the business of PubCo as currently conducted.
4.24    Shell Company Status. PubCo is not an issuer identified in Rule 144(i)(1)(i) of the Securities Act.
4.25    Anti-Bribery. Neither PubCo nor any of its directors, officers, employees or, to the Knowledge of PubCo, agents or any other Person acting on its behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts or otherwise, or taken any other action, in violation of Anti-Bribery Laws. PubCo is not or has not been the subject of any investigation or inquiry by any Governmental Authority with respect to potential violations of Anti-Bribery Laws.
4.26    No Ownership of the Company Stock. PubCo does not own any shares of the Company Stock or any other securities convertible into or otherwise exercisable to acquire shares of the Company Stock.
4.27    Opinion of Financial Advisor. The PubCo Transaction Committee has received an opinion of Ladenburg Thalmann & Co. Inc., (“Ladenburg”) to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and other matters considered by Ladenburg in connection with the preparation thereof, the Exchange Ratio provided for in the Merger pursuant to this Agreement was fair, from a financial point of view, to PubCo as of the date of the opinion. It is agreed and understood that such opinion is for the benefit of the PubCo Transaction Committee and may not be relied upon by the Company.
4.28    Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions, has engaged in no other business activities, has no liabilities (other than transaction expenses incurred in connection with the Contemplated Transactions) and has conducted its operations only as contemplated hereby.

4.29    No Other Representations or Warranties. PubCo hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any other person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to PubCo, Merger Sub or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Schedule)) none of PubCo, Merger Sub or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).
Section 5.    Certain Covenants of the Parties.
5.1    Operation of PubCo’s Business.
(a)    Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(a) of the PubCo Disclosure Schedule, (iii) as required by applicable Law, (iv) as required to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19 (“COVID-19 Measures”), (v) any action taken or not taken by PubCo or Merger Sub in good faith to respond to the actual or anticipated effect on PubCo or Merger Sub of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the Effective Time (the “Pre-Closing Period”), PubCo shall, and shall cause Merger Sub to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business.

(b)    Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the PubCo Disclosure Schedule, (iii) as required by applicable Law, (iv) as required to comply with any COVID-19 Measures, (v) any action taken or not taken by PubCo or Merger Sub in good faith to respond to the actual or anticipated effect on PubCo or Merger Sub of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, PubCo shall not:
(i)    declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of PubCo to its parent) or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (other than acquisitions of shares of PubCo Common Stock in satisfaction by holders of PubCo Options and PubCo RSU Awards of the applicable exercise price and/or withholding Taxes, in each case in accordance with the terms of the PubCo 2018 Plan);
(ii)    except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iii)    sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of PubCo (except for shares of outstanding PubCo Common Stock issued upon the valid exercise of PubCo Options or PubCo RSU Awards), (B) any option, warrant or right to acquire any capital stock or any other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security of PubCo;
(iv)    form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v)    (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $25,000;
(vi)    (A) adopt, establish or enter into any PubCo Employee Plan, (B) cause or permit any PubCo Employee Plan to be amended other than as required by Law, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any PubCo Employee Plan in effect as of the date of this Agreement), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, or consultants or employees, or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;
(vii)    acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except disposition of tangible assets in the Ordinary Course of Business;
(viii)    make (other than consistent with past practice), change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes;
(ix)    enter into, amend or terminate any PubCo Material Contract;
(x)    delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;
(xi)    forgive any loans to any Person, including its employees, officers, directors or Affiliate;
(xii)    other than the incurrence or payment of PubCo Transaction Expenses, make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, outside of the Ordinary Course of Business;
(xiii)    sell, assign, transfer, license, sublicense or otherwise dispose of any material PubCo IP Rights;
(xiv)    either solely or in collaboration with any third party, directly or indirectly, commence, enter, join, revive, solicit, or otherwise get engaged in, any clinical trial;
(xv)    other than as required by Law or GAAP, take any action to change accounting policies or procedure;
(xvi)    initiate or settle any Legal Proceeding; or
(xvii)    agree, resolve or commit to do any of the foregoing.
Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of PubCo prior to the Effective Time. Prior to the Effective Time, PubCo shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
During the period from the date hereof through the earlier of the Effective Time or the date of termination of this Agreement, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

5.2    Operation of the Company’s Business.
(a)    Except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by applicable Law, (iii) as required to comply with any COVID-19 Measures, (iv) any action taken or not taken by the Company in good faith to respond to the actual or anticipated effect on the Company of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) unless PubCo shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business.
(b)    Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, (iv) as required to comply with any COVID-19 Measures, (v) any action taken or not taken by the Company in good faith to respond to the actual or anticipated effect on the Company of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) with the prior written consent of PubCo (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not do any of the following:
(i)    declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent) or repurchase, redeem or otherwise reacquire any shares of Company Common Stock or other securities (except as contemplated by that certain letter regarding buy back rights dated November 2, 2018 between the Company and TEP Biotech, LLC, or for shares of Company Common Stock from terminated employees, directors or consultants of the Company in accordance with agreements in effect on the date of this Agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to Company, other than acquisitions of shares of Company Common Stock in satisfaction by holders of Company Options of the applicable exercise price and/or withholding Taxes, in each case in accordance with the terms of the Company Plan);
(ii)    except as required to give effect to anything in contemplation of the Closing or as set forth on Schedule 3.6 of the Company Disclosure Schedules, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iii)    sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options), (B) any option, warrant or right to acquire any capital stock or any other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company, except that the Company may enter into an agreement related to the Bridge Loan and the Securities Purchase Agreement;
(iv)    form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v)    (v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $25,000;
(vi)    other than in the Ordinary Course of Business: (A) adopt, establish or enter into any Company Employee Plan, (B) cause or permit any Company Employee Plan to be amended other than as required by Law, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Company Employee Plan in effect as of the date of this Agreement), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, consultants or employees, or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;
(vii)    acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business or as contemplated by that certain letter of intent dated January 21, 2022 related to certain assets of Sublimity Therapeutics HoldCo Limited, Sublimity Therapeutics Limited, and Sublimity Limited;
(viii)    make (other than consistent with past practice), change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes;
(ix)    enter into, amend or terminate any Company Material Contract, other than in the Ordinary Course of Business;
(x)    other than the incurrence or payment of Company Transaction Expenses, make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, outside the Ordinary Course of Business;
(xi)    (A) materially change pricing or royalties or other payments set or charged by Company to its customers or licensees, or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Company; or
(xii)    agree, resolve or commit to do any of the foregoing.

5.3    Access and Investigation.
(a)    Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, PubCo, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief executive officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary; and (d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either PubCo or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.
(b)    Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to (i) waive the attorney-client privilege or attorney work product privilege, (ii) violate any applicable Law or (iii) breach such Party’s confidentiality obligations to a third party; provided, that such Party or its Subsidiary (1) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (2) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information), (3) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver, and (4) in the case of subsection (iii) above, upon the other Party’s reasonable request, such Party shall use its reasonable efforts to obtain such third party’s consent to permit such other Party access to such information, subject to appropriate confidentiality protections.
5.4    No Solicitation.
(a)    Each of PubCo and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.2 and Section 6.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, or (vii) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company, or the Required PubCo Stockholder Vote in the case of PubCo), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 5.4 in any material respect, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to constitute a violation of the board of directors’ fiduciary duties under applicable Law, (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) such Party receives from such Person an executed Acceptable Confidentiality Agreement, and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.
(b)    If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.
(c)    Each Party shall immediately (i) cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement, and (ii) request the destruction or return of any nonpublic information provided to such Person as soon as practicable after the date of this Agreement.

5.5    Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and PubCo, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement, or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 7, Section 8 and Section 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Schedule or the PubCo Disclosure Schedule for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement, or (y) determining whether any condition set forth in Section 7, Section 8 or Section 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Sections 8.2 or 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.
Section 6.    Additional Agreements of the Parties.
6.1    Registration Statement; Proxy Statement.
(a)    As promptly as practicable after the date of this Agreement, (i) PubCo, in cooperation with the Company, shall prepare and file with the SEC a proxy statement relating to the PubCo Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) PubCo, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the issuance of the shares of PubCo Common Stock to be issued by virtue of the Merger. PubCo shall use its commercially reasonable efforts to (i) cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, (iii) respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement, and (iv) have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. PubCo shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of PubCo Common Stock pursuant to the Merger. Each of the Parties shall reasonably cooperate with the other Party and furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.
(b)    PubCo covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at the

Applicable Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company to PubCo for inclusion in the Registration Statement (including the Company Financials) will not, at the Applicable Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, (i) PubCo makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or any of their Representatives for inclusion therein, and (ii) the Company makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by PubCo or any of their Representatives for inclusion therein.
(c)    PubCo shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to PubCo’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.
(d)    If at any time before the Effective Time (i) any Party (A) becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement; then in each such case such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC (and, if related to the Proxy Statement, mailing such amendment or supplement to the PubCo stockholders) or otherwise addressing such SEC request or comments and each Party and shall use their reasonable best efforts to cause any such amendment to become effective, if required. PubCo shall promptly notify the Company once it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the PubCo Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or (3) any Order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all Orders of the SEC relating to the Registration Statement. PubCo shall promptly provide the Proxy Statement, as amended or supplemented from time to time, to the Company for use in connection with the Company Stockholder Written Consent.
(e)    Without limiting the Company’s obligation in Section 6.1(a), the Company will use commercially reasonable efforts to cause to be delivered to PubCo a letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to PubCo), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.
(f)    The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. No filing of, or amendment or supplement to, the Registration Statement will be made by PubCo, and no filing of, or amendment or supplement to, the Proxy Statement will be made by PubCo, in each case, without the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed.
(g)    As promptly as reasonably practicable following the date of this Agreement the Company will (i) use commercially reasonable efforts to furnish to PubCo audited financial statements for each of its fiscal years required to be included in the Proxy Statement and the Registration Statement, and (ii) furnish to PubCo unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.
(h)    Prior to the filing of the Registration Statement, the Parties shall use their respective reasonable best efforts to executive and deliver to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz Levin”) the applicable “Tax Representation Letters” referenced in Section 6.12(c). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, the Company shall use its reasonable best efforts to cause Mintz Levin to deliver to the Company a Tax opinion satisfying the requirements of Item 601 of Regulation S-K as promulgated under the Securities Act. In rendering such opinion, Mintz Levin shall be entitled to rely on the Tax Representation Letters referenced in this Section 6.1(h) and Section 6.12(c).
(i)    PubCo and the Company shall mutually agree on the form and substance of a press release setting forth the anticipated Exchange Ratio as of the anticipated Closing Date, which the Parties shall cause to be publicly disclosed (and which PubCo shall file on Form 8-K) as early as practicable prior to the PubCo Stockholder Meeting (and in no event shall this delay or cause the postponement of such meeting under any applicable law).
6.2    Company Stockholder Written Consent.
(a)    Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than five (5) Business Days thereafter, the Company shall use commercially reasonable efforts to obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL and Chapter 13 of the CGCL, copies of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and Chapter 13 of the CGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL and the CGCL. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b)    Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the Company’s Organization Documents, and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL and the CGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.2(b) shall be subject to PubCo’s advance review and reasonable approval.
(c)    The Company agrees that, subject to Section 6.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”), and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not propose to withdraw or modify the Company Board Recommendation) in a manner adverse to PubCo, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to PubCo or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d)    Notwithstanding anything to the contrary contained in Section 6.2(c), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, the Company receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 5.4) from any Person that has not been withdrawn and after consultation with outside financial advisors and outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to PubCo (collectively, a “Company Board Adverse Recommendation Change”) if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Notice Period (as defined below), negotiate with PubCo in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after PubCo shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) PubCo receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least five (5) Business Days in advance of the Company Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and a summary of the material terms and conditions as well as written copies of the Acquisition Proposal, any other documents and correspondence and proposed transaction agreements with any party making a potential Superior Offer, (y) during any Notice Period, PubCo shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with PubCo in good faith (to the extent PubCo desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer, and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide PubCo with notice of such material amendment (as well as the information set forth in clause (x)) and the Notice Period shall be extended, if applicable, to ensure that at least four (4) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(e)    The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Company Board Adverse Recommendation Change.
6.3    PubCo Stockholder Meeting.
(a)    PubCo shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of PubCo Common Stock to consider and vote to approve this Agreement and the Contemplated Transactions, including (i) the issuance of PubCo Common Stock that represent (or are convertible into or exercisable for) more than twenty percent (20%) of the shares of PubCo Common Stock outstanding immediately prior to the Merger to the Company stockholders in connection with the Contemplated Transactions and the change of control of PubCo resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules, (ii) an amendment to PubCo’s certificate of incorporation to effect the PubCo Reverse Stock Split in accordance with the terms of this Agreement, and (iii) increase the number of shares of PubCo Common Stock available under it Equity Incentive Plan to 6,500,000 (collectively, the “PubCo Stockholder Matters” (the matters contemplated by the clauses 6.3(a)(i), (ii) and (iii) are referred to as the “Closing PubCo Stockholder Matters” and such meeting, the “PubCo Stockholder Meeting”). The PubCo Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. PubCo and the Company shall mutually agree upon the record date for the PubCo Stockholder Meeting. PubCo shall take reasonable measures to ensure that all proxies solicited in connection with the PubCo Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the PubCo Stockholder Meeting, or a date preceding the date on which the PubCo Stockholder Meeting is scheduled, PubCo reasonably believes that (i) it will not receive proxies sufficient to obtain the Required PubCo Stockholder Vote, whether or not a quorum would be present, or (ii) it will not have sufficient shares of PubCo Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the PubCo Stockholder Meeting, PubCo may postpone or adjourn, or make one or more successive postponements or adjournments of, the PubCo Stockholder Meeting as long as the date of the PubCo Stockholder Meeting is not postponed or adjourned more than an aggregate of 15 days in connection with any postponements or adjournments.
(b)    PubCo agrees that, subject to Section 6.3(c): (i) the PubCo Board shall recommend that the holders of PubCo Common Stock vote to approve the PubCo Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the time frame set forth in Section 6.3(a) above, (ii) the Proxy Statement shall include a statement to the effect that the PubCo Board recommends that PubCo’s stockholders vote to approve the PubCo Stockholder Matters (the recommendation of the PubCo Board being referred to as the “PubCo Board Recommendation”), and (iii) the PubCo Board Recommendation shall not be withheld, amended, withdrawn or modified (and the PubCo Board shall not propose to withhold, amend, withdraw or modify the PubCo Board Recommendation) in a manner adverse to the Company, and no resolution by the PubCo Board or any committee thereof to withdraw or modify the PubCo Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “PubCo Board Adverse Recommendation Change”).
(c)    Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and Section 6.3, at any time prior to the approval of PubCo Stockholder Matters by the Required PubCo Stockholder Vote, PubCo receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 5.4) from any Person that has not been withdrawn and after consultation with outside financial advisors and outside legal counsel, the PubCo Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the PubCo Board may make a PubCo Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the PubCo Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to constitute a violation of its fiduciary duties under applicable Law, (ii) PubCo has, and has caused its financial advisors and outside legal counsel to, during the PubCo Notice Period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after the Company shall have delivered to PubCo a written offer to alter the terms or conditions of this Agreement during the PubCo Notice Period, the PubCo Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the PubCo Board Recommendation would reasonably be expected to constitute a violation of its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) the Company receives written notice from PubCo confirming that the PubCo Board has determined to change its recommendation at least five (5) Business Days in advance of the PubCo Board Adverse Recommendation Change (the “PubCo Notice Period”), which notice shall include a description in reasonable detail of the reasons for such PubCo Board Adverse Recommendation Change, and a summary of the material terms and conditions as well as written copies of the Acquisition Proposal, any other documents and correspondence and proposed transaction agreements with any party making a potential Superior Offer, (y) during any Notice Period, the Company shall be entitled to deliver to PubCo one or more counterproposals to such Acquisition Proposal and PubCo will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer, and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that PubCo stockholders would receive as a result of such potential Superior Offer), PubCo shall be required to provide the Company with notice of such material amendment (as well as the information set forth in clause (x)) and the PubCo Notice Period shall be extended, if applicable, to ensure that at least four (4) Business Days remain in the PubCo Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the PubCo Board shall not make a PubCo Board Adverse Recommendation Change prior to the end of such PubCo Notice Period as so extended (it being understood that there may be multiple extensions).
(d)    PubCo’s obligation to call, give notice of and hold the PubCo Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the PubCo Board Recommendation or any other PubCo Board Adverse Recommendation Change.
(e)    Nothing contained in this Agreement shall prohibit PubCo or the PubCo Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by PubCo or the PubCo Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that PubCo is unable to take a position with respect to the bidder’s tender offer unless the PubCo Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to constitute a violation of its fiduciary duties under applicable Law.
6.4    Efforts; Regulatory Approvals.
(a)    The Parties shall use commercially reasonable efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect (which, with respect to Consents from non-Governmental Authorities, shall be limited to the Consents set forth on Schedule 6.4), (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions, and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.
(b)    Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority. The Company and PubCo shall promptly notify the other and respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Authority in connection with antitrust or competition matters.
6.5    Company Options and Company Warrants.
(a)    Subject to Section 6.5(c), at the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan, whether or not vested, without any action on the part of the holder thereof, shall be converted into and become an option to purchase PubCo Common Stock, and PubCo shall assume the Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan and the terms of the stock option agreement by which such Company Option is evidenced. All rights with respect to Company Common Stock subject to Company Options assumed by PubCo shall at the Effective Time be converted into rights with respect to PubCo Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by PubCo may be exercised solely for shares of PubCo Common Stock, (ii) the number of shares of PubCo Common Stock subject to each Company Option assumed by PubCo shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of PubCo Common Stock, (iii) the per share exercise price for the PubCo Common Stock issuable upon exercise of each Company Option assumed by PubCo shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent, and (iv) any restriction on the exercise of any Company Option assumed by PubCo shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option, such Company Option assumed by PubCo in accordance with this Section 6.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to PubCo Common Stock subsequent to the Effective Time, and (B) the PubCo Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by PubCo after the Effective Time. Notwithstanding anything to the contrary in this Section 6.5(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of PubCo Common Stock shall be made in a manner consistent with Treasury Regulations Section 1.424-1, such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.
(b)    PubCo shall file with the SEC, as soon as reasonably practicable after the Effective Time, a registration statement on Form S-8 relating to the shares of PubCo Common Stock issuable with respect to Company Options assumed by PubCo in accordance with Section 6.5(a) to the extent such shares are eligible to be registered on Form S-8.
(c)    Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plans and otherwise) to effectuate the provisions of this Section 6.5 (including, but not limited to, the waiver of any provisions providing for accelerated vesting by reason of the transactions contemplated hereby) and to ensure that, from and after the

Effective Time, holders of Company Options, Company Warrants and Company Restricted Stock Awards have no rights with respect thereto other than those specifically provided in this Section 6.5.
(d)    At the Effective Time, all rights with respect to Company Common Stock under Company Warrants shall be converted into rights with respect to PubCo Common Stock and thereupon assumed by PubCo. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by PubCo may be exercised solely for shares of PubCo Common Stock; (ii) the number of shares of PubCo Common Stock subject to each Company Warrant assumed by PubCo shall be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of PubCo Common Stock; (iii) the per share exercise price for the PubCo Common Stock issuable upon exercise of each Company Warrant assumed by PubCo shall be determined by dividing (x) the exercise price per share of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Warrant assumed by PubCo shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Warrant shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Warrant, such Company Warrant assumed by PubCo in accordance with this Section 6.5(d) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to PubCo Common Stock subsequent to the Effective Time; and (B) the PubCo Board or a committee thereof shall succeed to the authority and responsibility, if any, of the Company Board or any committee thereof with respect to each Company Warrant assumed by PubCo.
(e)    At the Effective Time, all rights with respect to Company Common Stock under Company Restricted Stock Awards shall be converted into rights with respect to PubCo Common Stock and thereupon assumed by PubCo. Accordingly, from and after the Effective Time: (i) the number of shares of PubCo Common Stock subject to each Company Restricted Stock Award assumed by PubCo shall be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Restricted Stock Award, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of PubCo Common Stock; and (ii) the term, exercisability, vesting schedule and other provisions of such Company Restricted Stock Award shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Restricted Stock Award, such Company Restricted Stock Award assumed by PubCo in accordance with this Section 6.5(e) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to PubCo Common Stock subsequent to the Effective Time; and (B) the PubCo Board or a committee thereof shall succeed to the authority and responsibility, if any, of the Company Board or any committee thereof with respect to each Company Restricted Stock Award assumed by PubCo.
6.6    PubCo Options. Prior to the Closing, the PubCo Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate, including using commercially reasonable efforts to obtain any necessary consent from the holder of a PubCo Option, to provide the following:
(a)    each vested, unexpired and unexercised PubCo Option shall continue to remain outstanding after the Effective Time in accordance with its terms; and
(b)    each unvested, unexpired and unexercised PubCo Option shall be canceled for no consideration.
6.7    Employee Benefits. PubCo and the Company shall cause PubCo to comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 4.17(e) of the PubCo Disclosure Schedule, subject to the provisions of such agreements.
6.8    PubCo RSU Awards. Prior to the Closing, the PubCo Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (i) the vesting of each outstanding and unvested PubCo RSU Award shall be accelerated in full effective as of immediately prior to the Effective Time, contingent on the occurrence of the Closing, and (ii) for each outstanding and unsettled PubCo RSU Award (including any PubCo RSU Award accelerated under clause (i) of this Section 6.8) the holder thereof shall receive, immediately prior to the Effective Time, cash in an amount equal to the aggregate value of the number of shares of PubCo Common Stock such holder would have received had the PubCo RSU Award been settled in PubCo Common Stock.
6.9    Indemnification of Officers and Directors.
(a)    The provisions of the PubCo’s Organizational Documents and PubCo Indemnification Agreements entered between PubCo and its officer and directors (“D&O Indemnified Parties”) with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of PubCo that are presently set forth in PubCo’s Organizational Documents and PubCo Indemnification Agreements shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of PubCo, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and PubCo shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of PubCo.
(b)    From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified

Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time, and (ii) PubCo shall fulfill and honor in all respects the obligations of PubCo to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under PubCo’s Organizational Documents and pursuant to any indemnification agreements between PubCo and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.
(c)    PubCo shall purchase, prior to the Effective Time, a six-year prepaid “D&O Tail Policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of PubCo’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under PubCo’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of PubCo by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with PubCo’s initial public offering of shares of PubCo Common Stock). Notwithstanding the foregoing, in satisfying its obligation under this Section 6.8(c), PubCo shall not be obligated to pay a one-time premium in excess of $2,500,000 (the “Current Premium”); provided, however, that the D&O Tail Policy shall be as set forth on Schedule 6.9(c); provided, further, that, if the one-time premium for the D&O Tail Policy exceeds the amount contemplated above, PubCo shall obtain a D&O Tail Policy with the greatest coverage available that is consistent with the first sentence of this paragraph (c) for a cost not exceeding the amount contemplated above.
(d)    The provisions of this Section 6.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of PubCo and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.
(e)    In the event PubCo or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of PubCo or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.8. PubCo shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.8.
6.10    Disclosure. The Parties shall agree to the text of any initial press release and PubCo’s Form 8-K announcing the execution and delivery of this Agreement without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and PubCo may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, as well as announcements to employees, consultants, vendors and suppliers, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or PubCo in compliance with this Section 6.10. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.3(d) or with respect to any Acquisition Proposal, PubCo Board Adverse Recommendation Change or Company Board Adverse Recommendation Change, as applicable, or with respect to PubCo only, pursuant to Section 6.3(e).
6.11    Listing. At or prior to the Effective Time, PubCo shall use its reasonable best efforts (a) to maintain its existing listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of PubCo Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), (c) prepare and timely submit to Nasdaq a notification form for the PubCo Reverse Stock Split and to submit a copy of the amendment to PubCo’s certificate of incorporation effecting the PubCo Reverse Stock Split, certificated by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date, and (d) to the extent required by Nasdaq Marketplace Rule 5110, file (or, at the Company’s request, to assist the Company in preparing and filing) an initial listing application for the PubCo Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its Representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company agrees to pay the Nasdaq fees associated with any action contemplated by this Section 6.11. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.11.
6.12    Tax Matters.
(a)    The Parties shall treat and shall not take any Tax reporting position inconsistent with the Intended Tax Treatment (including not filing any U.S. federal, state or local

Tax Return in a manner that is inconsistent with the Intended Tax Treatment, preparing and filing all income Tax Returns in accordance with the Intended Tax Treatment, and not taking any position inconsistent with the Intended Tax Treatment in the course of any audit, litigation or other Legal Proceeding), unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
(b)    The Parties shall (and shall cause their Affiliates to) use their respective reasonable best efforts to cause the Merger and the Contemplated Transactions to qualify, and refrain from taking any action that would reasonably be expected to prevent or impede the Merger and the Contemplated Transactions from qualifying, for the Intended Tax Treatment.
(c)    PubCo, Merger Sub, and the Company shall each use its reasonable best efforts to deliver to Mintz, Levin, as counsel to Company, representation letters, dated as of the date of the Tax opinion referenced in Section 6.1(h) and signed by an officer of PubCo, Merger Sub, and the Company, as applicable, containing such representations as shall be reasonably necessary or appropriate to enable Mintz Levin to render such tax opinion as may be required to satisfy the requirements of Item 601 of Regulation S-K as promulgated under the Securities Act (the “Tax Representation Letters”).
6.13    Legends. PubCo shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of PubCo Common Stock to be received in the Merger by equity holders of the Company who may be considered “affiliates” of PubCo for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for PubCo Common Stock.
6.14    Directors and Officers. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use reasonable best efforts and take all necessary action so that the Persons listed in Schedule 6.14 are elected or appointed, as applicable, to the positions of officers and directors of PubCo and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed in Schedule 6.14 is unable or unwilling to serve as officer or director of PubCo or the Surviving Corporation, as set forth therein, the Party appointing such Person (as set forth on Schedule 6.14) shall designate a successor.
6.15    Termination of Certain Agreements and Rights. Each of PubCo and the Company shall cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between either PubCo or the Company and any holders of PubCo Common Stock or Company Common Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights (collectively, the “Investor Agreements”), to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of PubCo or the Surviving Corporation.
6.16    Section 16 Matters. Prior to the Effective Time, PubCo shall take all such steps as may be required to cause any acquisitions of PubCo Common Stock and any options to purchase PubCo Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to PubCo, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
6.17    Allocation Certificates.
(a)    The Company will prepare and deliver to PubCo at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer of the Company in a form reasonably acceptable to PubCo setting forth (as of immediately prior to the Effective Time) (i) each holder of Company Common Stock, Company Options, Company Restricted Stock Awards or Company Warrants, (ii) such holder’s name and address, (iii) the number and type of Company Common Stock held and/or underlying the Company Options, Company Restricted Stock Awards or Company Warrants as of the Closing Date for each such holder, and (iv) the number of shares of PubCo Common Stock to be issued to such holder, or to underlie any PubCo Option or PubCo Warrant to be issued to such holder, pursuant to this Agreement in respect of the Company Common Stock, Company Options, Company Restricted Stock Awards or Company Warrant held by such holder as of immediately prior to the Effective Time (the “Company Allocation Certificate”).
(b)    PubCo will prepare and deliver to the Company at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer of PubCo in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Effective Time (and giving effect to Section 6.6 hereof and the PubCo Reverse Stock Split): (i) each record holder of PubCo Common Stock, PubCo Options, PubCo Warrants and PubCo RSU Awards, (ii) the number and type of PubCo Capital Stock held and/or underlying the PubCo Options or PubCo Warrants as of the Closing Date for each such holder, (iii) such record holder’s name and address, and (iv) the number of shares of PubCo Common Stock held and/or underlying the PubCo Options, PubCo Warrants and PubCo RSU Awards as of the Effective Time for such holder (the “PubCo Allocation Certificate”).
6.18    PubCo Reverse Stock Split. PubCo shall submit to PubCo’s stockholders at the PubCo Stockholder Meeting a proposal to approve and adopt an amendment to PubCo’s certificate of incorporation to authorize the PubCo Board to effect a reverse stock split of all outstanding shares of PubCo Common Stock at a reverse stock split ratio in the range mutually agreed to by the Company and PubCo (the “PubCo Reverse Stock Split”), and shall take such other actions as shall be reasonably necessary to effectuate the PubCo Reverse Stock Split.
6.19    Takeover Statutes. If any takeover statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, PubCo and the PubCo Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.
6.20    PubCo SEC Documents. From the date of this Agreement to the Effective Time, PubCo shall timely file with the SEC all registration statements, proxy statements,

Certifications, reports, schedules, exhibits, forms and other documents required to be filed by PubCo or its officers with the SEC required to be filed by it under the Exchange Act or the Securities Act (“SEC Documents”). As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each SEC Document filed by PubCo with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
6.21    Post-Closing Investment. The Company shall use commercially reasonable efforts to execute a Securities Purchase Agreement among the Company and the Persons named therein (representing an aggregate commitment no less than the Post-Closing Investment Amount), pursuant to which such Persons will have agreed to purchase the number of shares of Surviving Corporation capital stock set forth therein.
6.22    Obligations of Merger Sub. PubCo will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
6.23    Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
Section 7.    Conditions Precedent to Obligations of Each Party.
The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:
7.1    Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn. Any material state securities laws applicable to the issuance of the shares of PubCo Common Stock constituting Merger Consideration shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of any shares of PubCo Common Stock constituting Merger Consideration by any applicable state securities commissioner or court of competent jurisdiction.

7.2    No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.
7.3    Stockholder Approval. (a) PubCo shall have obtained the Required PubCo Stockholder Vote for the Closing PubCo Stockholder Matters, and (b) the Company shall have obtained the Required Company Stockholder Vote.
7.4    Listing. The approval of the listing of the additional shares of PubCo Common Stock on Nasdaq shall have been obtained and the shares of PubCo Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.
Section 8.    Additional Conditions Precedent to Obligations of PubCo and Merger Sub.
The obligations of PubCo and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by PubCo, at or prior to the Closing, of each of the following conditions:
8.1    Accuracy of Representations. The Company Fundamental Representations and Company Capitalization Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). Notwithstanding the foregoing, the Company may increase its total number of authorized shares to 120,000,000 in connection with the Company Financing and the Company’s Capitalization Representation in Section 3.6(a) shall be deemed to be true and correct in all material respects as of the Closing Date. The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded unless waived by PubCo).

8.2    Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.
8.3    Closing Certificate. PubCo shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (a) that the conditions set forth in Sections 8.1, 8.2 and 8.6 have been duly satisfied, and (b) that the information set forth in the Company Allocation Certificate delivered by the Company in accordance with Section 6.17 is true and accurate in all respects as of the Closing Date.
8.4    FIRPTA Certificate. PubCo shall have received (i) an original signed statement from the Company that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for PubCo to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company.
8.5    No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.
8.6    Company Lock-Up Agreements. The Lock-Up Agreements entered into by the officers, directors and stockholders of the Company listed on Section B of the Company Disclosure Schedule will continue to be in full force and effect as of immediately following the Effective Time and the Company agrees to not terminate or amend such Lock-Up Agreements, except to the extent necessary to comply with Nasdaq rules and regulations.
8.7    Termination of Investor Agreements. Except as set forth on Schedule 8.7, the Investor Agreements shall have been terminated.
8.8    Chief Financial Officer. The Company and/or the Surviving Corporation, as applicable, shall have entered into an employment arrangement with a chief financial officer on terms and conditions acceptable to both the Company and PubCo.
Section 9.    Additional Conditions Precedent to Obligation of the Company.
The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:
9.1    Accuracy of Representations. Each of the PubCo Fundamental Representations and PubCo Capitalization Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The representations and warranties of PubCo and Merger Sub contained in this Agreement (other than the PubCo Fundamental Representations and the PubCo Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a PubCo Material Adverse Effect (without giving effect to any references therein to any PubCo Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the PubCo Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
9.2    Performance of Covenants. PubCo and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.
9.3    Documents. The Company shall have received the following documents, each of which shall be in full force and effect:
(a)    (a) a certificate executed by the Chief Executive Officer of PubCo confirming that (i) the conditions set forth in Sections 9.1, 9.2, and 9.4 have been duly satisfied and (ii) the information set forth in the PubCo Allocation Certificate delivered by the Company in accordance with Section 6.17 is true and accurate in all respects as of the Closing Date;
(b)    the PubCo Net Cash Schedule; and
(c)    written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of PubCo who are not to continue as officers or directors of PubCo pursuant to Section 6.14 hereof.
9.4    No PubCo Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any PubCo Material Adverse Effect that is continuing.
9.5    Net Cash. PubCo’s Net Cash at Closing shall not exceed negative $4,000,000.
9.6    PubCo Lock-Up Agreements. The Lock-Up Agreements entered into by the officers and directors of PubCo set forth on Section B of the PubCo Disclosure Schedule will continue to be in full force and effect as of immediately following the Effective Time.
9.7    Listing. The existing shares of PubCo Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date.

9.8    Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of PubCo shall have failed to provide, with respect to any SEC Document filed (or required to be filed) by PubCo with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. § 1350.
9.9    Termination of PubCo Material Contracts. The PubCo Material Contracts set forth on Section 9.9 of the PubCo Disclosure Schedule shall have been terminated prior to the Effective Time and PubCo shall provide the Company written evidence that the PubCo Material Contracts have been terminated.
9.10    Charter Amendment. PubCo shall have filed the amendment to its certificate of incorporation contemplated by Section 2.4(b), and timely submitted a certified copy of the same to Nasdaq in accordance with Nasdaq’s Marketplace Rules.
9.11    D&O Policy. The directors’ and officers’ liability insurance policies contemplated by Section 6.9 shall have been obtained and in full force and effect concurrent with the Closing.
9.12    Exchange Agent Agreement. PubCo shall have entered into an exchange agent agreement with the Exchange Agent pertaining to the exchange of shares of Company Common Stock for shares of PubCo Common Stock as contemplated hereby, including a form of letter of transmittal, in form and substance reasonably satisfactory to the Company.
Section 10.    Termination.
10.1    Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the PubCo Stockholder Matters by PubCo’s stockholders, unless otherwise specified below):
(a)    by mutual written consent of PubCo and the Company;
(b)    by either PubCo or the Company if the Merger shall not have been consummated by seven (7) months following the execution of this Agreement by the Parties (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or PubCo if such Party’s action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is 60 days prior to the End Date, then either the Company or PubCo shall be entitled to extend the End Date for an additional 60 days; provided, further, however, that, in the event an adjournment or postponement of the PubCo Stockholder Meeting has occurred as permitted pursuant to Section 6.3 and such adjournment or postponement continues through the End Date, then the End Date shall automatically extend until the date that is ten (10) calendar days following such adjournment or postponement

(c)    by either PubCo or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;
(d)    by PubCo if the Required Company Stockholder Vote shall not have been obtained within ten (10) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, PubCo may not terminate this Agreement pursuant to this Section 10.1(d);
(e)    by either PubCo or the Company if (i) the PubCo Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and PubCo’s stockholders shall have taken a final vote on the PubCo Stockholder Matters, and (ii) the Closing PubCo Stockholder Matters shall not have been approved at the PubCo Stockholder Meeting (or at any adjournment or postponement thereof) by the Required PubCo Stockholder Vote; provided, however, that PubCo shall act in good faith and shall use commercially reasonable efforts in order to obtain the Required PubCo Stockholder Vote; provided, further, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to PubCo where the failure to obtain the Required PubCo Stockholder Vote for the Closing PubCo Stockholder Matters shall have been caused by the action or failure to act of PubCo and such action or failure to act constitutes a material breach by PubCo of this Agreement;
(f)    by the Company (at any time prior to the approval of the PubCo Stockholder Matters by the Required PubCo Stockholder Vote) if a PubCo Triggering Event shall have occurred;
(g)    by PubCo (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;
(h)    by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by PubCo or Merger Sub or if any representation or warranty of PubCo or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, further, that if such inaccuracy in PubCo’s or Merger Sub’s representations and warranties or breach by PubCo or Merger Sub is curable by PubCo or Merger Sub, then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Company to PubCo or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) and (ii) PubCo or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to PubCo or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by PubCo or Merger Sub is cured prior to such termination becoming effective);
(i)    by PubCo, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that PubCo is not then in material breach of any representation, warranty, covenant or agreement under this Agreement such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from PubCo to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i), and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from PubCo to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or
(j)    by PubCo (at any time prior to the approval of the PubCo Stockholder Matters by the Required PubCo Stockholder Vote) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(j), upon the PubCo Board authorizing PubCo to enter into a Permitted Alternative Agreement; provided, however, that PubCo shall not enter into any Permitted Alternative Agreement unless: (i) the Company shall have received written notice from PubCo of PubCo’s intention to enter into such Permitted Alternative Agreement at least five (5) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) PubCo shall have complied with its obligations under Section 5.4 and Section 6.3, (iii) the PubCo Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law, and (iv) PubCo shall concurrently pay to the Company the Company Termination Fee in accordance with Section 10.3(c).
(k)    by the Company (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(k), upon the Company Board authorizing the Company to enter into a Permitted Alternative Agreement; provided, however, that the Company shall not enter into any Permitted Alternative Agreement unless: (i) PubCo shall have received written notice from the Company of the Company’s intention to enter into such Permitted Alternative Agreement at least five (5) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) the Company shall have complied with its obligations under Section 5.4 and Section 6.2, (iii) the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law, and (iv) the Company shall concurrently pay to PubCo the PubCo Termination Fee in accordance with Section 10.3(e).
The Party desiring to terminate this Agreement pursuant to this Section 10 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.
10.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 10, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 6.12, Section 10.3, and Section 11 (and the related definitions of the defined terms in such sections) shall survive the termination of this Agreement and shall remain in full force and effect, (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for common law fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement, and (c) no termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement, which obligations shall survive termination of this Agreement in accordance with their terms. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement.
10.3    Expenses; Termination Fees.
(a)    Except as set forth in this Section 10.3, Section 6.11 and Section 6.12, (i) all PubCo Transaction Expenses shall be paid by PubCo, or (ii) all Company Transaction Expenses shall be paid by Company, and all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.
(b)    If this Agreement is terminated by (i) the Company pursuant to Section 10.1(f) or, at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 10.1(f), then PubCo shall pay to the Company, within five (5) Business Days of such termination, a nonrefundable fee in an amount equal to $2,000,000 (the “Company Termination Fee”), or (ii) PubCo pursuant to Section 10.1(j), then PubCo shall pay to the Company, concurrent with such termination, the Company Termination

Fee, or (iii) PubCo pursuant to Section 10.1(g) or at the time this Agreement is terminated, PubCo had the right to terminate this Agreement pursuant to Section 10.1(g), then Company shall pay to PubCo, within five (5) Business Days of such termination, a nonrefundable fee in an amount equal to $2,000,000 (the “PubCo Termination Fee”), or (iv) the Company pursuant to Section 10.1(k) then Company shall pay to PubCo, concurrent with such termination, the PubCo Termination Fee.
(c)    If this Agreement is terminated by the Company as a result of the occurrence of the events contained both in, Section 10.1(f) and Section 10.1(h), PubCo shall in addition to any applicable required payment of the Company Termination Fee, reimburse the Company for all reasonable out-of-pocket fees, and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $400,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to PubCo true and correct copies of reasonable documentation supporting such expenses.
(d)    If this Agreement is terminated by PubCo pursuant to Section 10.1(d), at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been withdrawn) and the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction within six (6) months after the date of such termination, then the Company shall pay to PubCo, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), the PubCo Termination Fee.
(e)    If this Agreement is terminated by PubCo as a result of the occurrence of the events contained in both Section 10.1(g) and Section 10.1(i), the Company shall in addition to any applicable required payment of the PubCo Termination Fee reimburse PubCo for all reasonable out-of-pocket fees and expenses incurred by PubCo in connection with this Agreement and the Contemplated Transactions, up to a maximum of $400,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which PubCo submits to the Company true and correct copies of reasonable documentation supporting such expenses.
(f)    If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(g)    The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either PubCo or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated, and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement, and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 10.3(h) shall limit the rights of the Parties under Section 11.10.
Section 11.    Miscellaneous Provisions.
11.1    Non-Survival of Representations and Warranties. The representations and warranties of the Company, PubCo and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 11 shall survive the Effective Time.
11.2    Amendment. This Agreement may be amended with the approval of the Company, Merger Sub and PubCo at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required PubCo Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and PubCo.
11.3    Waiver.
(a)    Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b)    No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
11.4    Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the

Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
11.5    Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.8 of this Agreement, and (f) irrevocably and unconditionally waives the right to trial by jury.
11.6    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.
11.7    Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided, no “bounce back” or similar message of non-delivery is received with respect thereto), or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and no “bounce back” or similar message of non-delivery is received with respect thereto, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties hereto):
if to PubCo or Merger Sub:
Vallon Pharmaceuticals, Inc./Vallon Merger Sub, Inc.
Two Logan Square
100 N. 18th Street
Suite 3000
Philadelphia, PA 19103
Attention: David Baker
Email: davidb@vallon-pharma.com
with a copy to (which shall not constitute notice):
Thompson Hine LLP
335 Madison Avenue, 12th Floor
New York, NY 10017
Attention: Faith Charles; Naveen Pogula
Email: faith.charles@thompsonhine.com; naveen.pogula@thompsonhine.com if to the Company:
GRI Bio, Inc.
2223 Avenida de la Playa, Suite 208
La Jolla, CA 92037
Attention: Marc Hertz, CEO
Email: mh@gribio.com
with a copy to (which shall not constitute notice):

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
3580 Carmel Mountain Road, Suite 300
San Diego, CA 92130
Attention: Adam Lenain, Esq.
Email: ACLenain@mintz.com
11.8    Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
11.9    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
11.10    Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.
11.11    No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O

Indemnified Parties to the extent of their respective rights pursuant to Section 6.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for the Persons named in column (1) of the Schedule of Buyers attached to the Securities Purchase Agreement.
11.12    Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

VALLON PHARMACEUTICALS, INC.

By:	/s/ David Baker
Name:	David Baker
Title:	Chief Executive Officer

VALLON MERGER SUB, INC.

By:	/s/ David Baker
Name:	David Baker
Title:	Chief Executive Officer

GRI BIO, INC.

By:	/s/ Marc Hertz
Name:	Marc Hertz
Title:	Chief Executive Officer

Annex B
§ 262. Appraisal rights.
(a)Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b)Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):
(1)Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:
a.Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;
b.Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)[Repealed.]
(c)Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)Appraisal rights shall be perfected as follows:
(1)If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2)If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3)Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e)Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f)Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g)At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i)The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j)The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k)From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.
(l)The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.
8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16; 77 Del. Laws, c. 14, §§ 12, 13; 77 Del. Laws, c. 253, §§ 47-50; 77 Del. Laws, c. 290, §§ 16, 17; 79 Del. Laws, c. 72, §§ 10, 11; 79 Del. Laws, c. 122, §§ 6, 7; 80 Del. Laws, c. 265, §§ 8-11; 81 Del. Laws, c. 354, §§ 9, 10, 17; 82 Del. Laws, c. 45, § 15; 82 Del. Laws, c. 256, § 15; 83 Del. Laws, c. 377, § 9;

Annex C
Selected sections of Chapter 13 of the California Corporation Code
(Dissenters’ Rights)
Chapter 13 of the California Corporations Code
1300. Right to Require Purchase—“Dissenting Shares” and “Dissenting Shareholders” Defined.
(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day of, and immediately prior to, the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed reorganization or short-form merger, as adjusted for any stock split, reverse stock split, or share dividend that becomes effective thereafter.
(b) As used in this chapter, “dissenting shares” means shares to which all of the following apply:
(1) That were not, immediately prior to the reorganization or short-form merger, listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any shares where the holder of those shares is required, by the terms of the reorganization or short-form merger, to accept for the shares anything except: (A) shares of any other corporation, which shares, at the time the reorganization or short-form merger is effective, are listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100; (B) cash in lieu of fractional shares described in the foregoing subparagraph (A); or (C) any combination of the shares and cash in lieu of fractional shares described in the foregoing subparagraphs (A) and (B).
(2) That were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.
(3) That the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.
(4) That the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.
(c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.
1302. Endorsement of Shares.
Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written
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statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.
1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of Payment
(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.
(b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.
1304. Dissenter’s Action to Enforce Payment
(a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.
(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.
(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.
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Annex D
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
VALLON PHARMACEUTICALS, INC.
(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)
Vallon Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:
1.That a resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable and that such amendment be submitted to the stockholders of the Corporation for their consideration, as follows:
RESOLVED:    That Section 4.1 of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following is inserted in lieu thereof:
“Section 4.1    Authorized Stock. The total number of shares which the Corporation shall have authority to issue is 260,000,000, of which 250,000,000 shall be designated as Common Stock, par value $0.0001 per share (the “Common Stock,” and 10,000,000 shall be designated as Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).
Effective on the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Reverse Stock Split Effective Time”), a one-for-[__]1 reverse stock split of the Corporation’s Common Stock shall become effective, pursuant to which each [__]1 shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Reverse Stock Split Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Reverse Stock Split Effective Time and shall represent one share of Common Stock from and after the Reverse Stock Split Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Reverse Stock Split Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Stock Split Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Reverse Stock Split Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock immediately prior to the Reverse Stock Split Effective Time as determined by the Board of Directors of the Corporation.
Each stock certificate that, immediately prior to the Reverse Stock Split Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Stock Split Effective Time shall, from and after the Reverse Stock Split Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Reverse Stock Split Effective Time into which
1 Shall be a number greater than _____ (____) and equal to or lesser than _____ (____) and shall include not more than four decimal digits, which number is referred to as the “Reverse Split Factor” (it being understood that any Reverse Split Factor within such range shall, together with the remaining provisions of this Certificate of Amendment not appearing in brackets, constitute a separate amendment being approved and adopted by the board and stockholders in accordance with Section 242 of the Delaware General Corporation Law).
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the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Reverse Stock Split Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Stock Split Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Reverse Stock Split Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.”
2.That, at a special meeting of stockholders of the Corporation, the aforesaid amendment was duly adopted by the stockholders of the Corporation.
3.That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this _____ day of _______, 20____.

VALLON PHARMACEUTICALS, INC.

By:
Name:
Title:
[Signature Page to Certificate of Amendment]
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Annex E
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
Vallon Pharmaceuticals, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:
FIRST: Effective as of ____________, Article X of the Amended and Restated Certificate of Incorporation be, and it hereby is, amended and restated in its entirety as follows:
“ARTICLE X
LIABILITY OF DIRECTORS AND OFFICERS
Section 10.1 No Personal Liability. To the fullest extent permitted by the DGCL, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer.
Section 10.2 Amendment or Repeal. Any amendment, alteration or repeal of this Article X that adversely affects any right of a director or officer shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, alteration or repeal. If the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.”
SECOND: This Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to be duly executed this _____________.

VALLON PHARMACEUTICALS, INC.

By:	______________________________
Name:
Title:
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Annex F
VALLON PHARMACEUTICALS, INC.
2018 EQUITY INCENTIVE PLAN
(As amended and restated)
1.Establishment and Purpose.
a.Establishment. Vallon Pharmaceuticals, Inc. (the “Company”) established the Vallon Pharmaceuticals, Inc. 2018 Equity Incentive Plan (the “Plan”) effective as of October 1, 2018. The Plan is hereby amended and restated, as set forth herein, as of ____________, 2023 (the “Restatement Date”), subject to the approval by the stockholders of the Company. Definitions of capitalized terms used in the Plan are contained in Section 15 of the Plan.
b.Purpose. The purpose of the Plan is to attract and retain Directors, Consultants and officers and other key Employees of the Company and its Subsidiaries and to provide to such persons incentives and rewards for superior performance.
2.Shares Available Under the Plan.
a.Basic Limit. Subject to adjustment under Section 10 and the provisions of this Section 2, the aggregate number of Shares issued under the Plan shall not exceed the sum of (i) 6,500,000 Shares, and (ii) an annual increase on the first day of each calendar year beginning January 1, 2024 and ending on and including January 1, 2033, equal to the lesser of (x) 4% of the aggregate number of Shares outstanding on the final day of the immediately preceding calendar year, and (y) such smaller number of Shares as is determined by the Board. The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan. Shares offered under the Plan may be authorized but unissued Shares or treasury Shares.
b.Additional Shares. In the event that Shares previously issued under the Plan are reacquired by the Company, such Shares shall be added to the number of Shares then available for issuance under the Plan. In the event that an outstanding Stock Option, Stock Appreciation Right, Restricted Share Unit or Other Share-Based Award for any reason expires or is canceled before being exercised or settled in full, the unexercised or unsettled Shares subject to such Stock Option, Stock Appreciation Right, Restricted Share Unit or Other Share-Based Award shall remain available for issuance under the Plan. In the event that Shares that otherwise would have been issuable under the Plan are withheld by the Company in payment of the purchase price, exercise price or withholding taxes with respect to an Award, such Shares shall remain available for issuance under the Plan. To the extent a Restricted Share Unit is settled in cash, the cash settlement shall not reduce the number of Shares remaining available for issuance under the Plan. The payment of dividend equivalents in cash in conjunction with any outstanding Awards shall not reduce the number of Shares remaining available for issuance under the Plan.
c.Incentive Stock Option Limitations. Notwithstanding anything to the contrary herein, no more than 80,000,000 Shares may be issued pursuant to the exercise of Incentive Stock Options.
d.Non-Employee Director Award Limit. Notwithstanding any provision to the contrary in the Plan, the maximum aggregate grant date fair value (as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a Director as compensation for services as a Director during any fiscal year of the Company, taken together with any cash fees paid to such Director during such calendar year, may not exceed $750,000, increased to $1,000,000 in the calendar year of an individual’s initial service as a Director.
3.Administration of the Plan.
a.Authority of the Board. Subject to the provisions of the Plan, the Board shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the Plan. Notwithstanding anything to the contrary in the Plan, with respect to the terms and conditions of Awards granted to Participants outside the United States, the Board may vary from the provisions of the Plan to the extent it determines it necessary and appropriate to do so; provided that it may not vary from those Plan terms requiring stockholder
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approval pursuant to Section 13 below. All decisions, interpretations and other actions of the Board shall be final and binding on all Participants and all persons deriving their rights from a Participant.
b.In General. The Plan may be administered by one or more Committees. Each Committee shall consist of one or more members of the Board who have been appointed by the Board, and, to the extent required by Applicable Law, any such Committee shall consist solely of individuals who are “non-employee directors” within the meaning of Section 16b-3 promulgated under the Exchange Act and “independent directors” within the meaning of the rules of any securities exchange upon which Shares are listed. Each Committee shall have such authority and be responsible for such functions as the Board has assigned to it. If no Committee has been appointed, the entire Board shall administer the Plan. To the extent permitted by Applicable Law, the Board or the Committee may further delegate administrative authority under the Plan to one or more officers of the Company. Any reference to the Board in the Plan shall be construed as a reference to the Committee (if any) or to any officers of the Company to whom authority has been delegated pursuant to this Section 3, with respect to any action within the scope of such delegated authority.
c.Indemnification. No member of the Board or the Committee, nor any officer or Employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board and the Committee, each officer of the Company, and each Employee of the Company acting on behalf of the Board or the Committee shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination, or interpretation.
4.Eligibility and Participation. Subject to the provisions of the Plan, the Board may, from time to time, select from all eligible Employees, Directors and Consultants those to whom Awards shall be granted and shall determine, in its sole discretion, the nature of any and all terms permissible by Applicable Law and the amount of each Award.
5.Stock Options and Stock Appreciation Rights. Subject to the terms and conditions of the Plan, Stock Options and Stock Appreciation Rights may be granted to Participants in such number, and upon such terms and conditions, as shall be determined by the Board in its sole discretion, provided that Incentive Stock Options may be granted only to Employees.
a.Award Agreement. Each Stock Option and Stock Appreciation Right shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the Stock Option or Stock Appreciation Right, the number of Shares covered by the Stock Option or Stock Appreciation Right, the conditions upon which the Stock Option or Stock Appreciation Right shall become vested and exercisable and such other terms and conditions as the Board shall determine and which are not inconsistent with the terms and conditions of the Plan. The Award Agreement with respect to a Stock Option also shall specify whether the Stock Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option.
b.Exercise Price. The exercise price per Share of a Stock Option or Stock Appreciation Right shall be determined by the Board at the time the Stock Option or Stock Appreciation Right is granted and shall be specified in the related Award Agreement; provided, however, that in no event shall the exercise price per Share of any Stock Option or Stock Appreciation Right be less than one hundred percent of the Fair Market Value of a Share on the Date of Grant.
c.Term. The term of a Stock Option or Stock Appreciation Right shall be determined by the Board and set forth in the related Award Agreement; provided, however, that in no event shall the term of any Stock Option or Stock Appreciation Right exceed ten years from its Date of Grant.
d.Exercisability. Stock Options and Stock Appreciation Rights shall become vested and exercisable at such times and upon such terms and conditions as shall be determined by the Board and set forth in the related Award Agreement. Such terms and conditions may include, without limitation, the satisfaction of (i) performance goals based on one or more Performance Objectives, and (ii) time-based vesting requirements. The Award Agreement may permit a Participant to exercise all or a portion of a Stock Option prior to satisfaction of the applicable vesting requirements; provided that the Shares delivered upon such exercise shall be subject to
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restrictions and a vesting schedule identical to the vesting schedule of the related Stock Option and the Participant shall be required to enter into a Restricted Share Award Agreement and any other similar documentation required by the Company as a condition to exercise of such Stock Option.
e.Exercise of Stock Options. Except as otherwise provided in the Plan or in a related Award Agreement, a Stock Option may be exercised for all or any portion of the Shares for which it is then exercisable. A Stock Option shall be exercised by the delivery of a notice of exercise to the Company or its designee in a form specified by the Company which sets forth the number of Shares with respect to which the Stock Option is to be exercised and full payment of the exercise price for such Shares. Payment of the exercise price of a Stock Option may be made by one or more of the following methods (or any combination thereof) to the extent provided in the Award Agreement: (i) in cash, by certified or bank check, by wire transfer of immediately available funds, or other instrument acceptable to the Board; (ii) by the Participant tendering (either by actual delivery or attestation) previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the aggregate exercise price; (iii) by the Participant delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; and (iv) with respect to Nonqualified Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of Shares issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price. As soon as practicable after receipt of the notification of exercise and full payment of the exercise price of a Stock Option, the Company shall cause the appropriate number of Shares to be issued to the Participant.
f.Exercise of Stock Appreciation Rights. Except as otherwise provided in the Plan or in a related Award Agreement, a Stock Appreciation Right may be exercised for all or any portion of the Shares for which it is then exercisable. A Stock Appreciation Right shall be exercised by the delivery of a notice of exercise to the Company or its designee in a form specified by the Company which sets forth the number of Shares with respect to which the Stock Appreciation Right is to be exercised. Upon exercise, a Stock Appreciation Right shall entitle a Participant to an amount equal to (i) the excess of (A) the Fair Market Value of a Share on the exercise date over (B) the exercise price per Share, multiplied by (ii) the number of Shares with respect to which the Stock Appreciation Right is exercised. A Stock Appreciation Right may be settled in whole Shares, cash or a combination thereof, as specified by the Board in the related Award Agreement.
g.No Rights as a Stockholder. A Participant shall have no rights as a stockholder with respect to any Shares covered by a Stock Option or Stock Appreciation Right until the Participant files a notice of exercise, pays the exercise price and satisfies all applicable withholding taxes pursuant to the terms of such Stock Option or Stock Appreciation Right.
h.Special Rules Applicable to Incentive Stock Options.
i.To the extent that the aggregate Fair Market Value of the Shares (determined as of the Date of Grant) with respect to which an Incentive Stock Option is exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its Subsidiaries) is greater than $100,000 (or such other amount specified in Section 422 of the Code), as calculated under Section 422 of the Code, then the Stock Option shall be treated as a Nonqualified Stock Option.
ii.No Incentive Stock Option shall be granted to any Participant who, on the Date of Grant, is a Ten Percent Stockholder, unless (A) the exercise price per Share of such Incentive Stock Option is at least one hundred and ten percent of the Fair Market Value of a Share on the Date of Grant, and (B) the term of such Incentive Stock Option shall not exceed five years from the Date of Grant.
6.Restricted Shares. Subject to the terms and conditions of the Plan, Restricted Shares may be granted or sold to Participants in such number, and upon such terms and conditions, as shall be determined by the Board in its sole discretion.
a.Award Agreement. Each Award of Restricted Shares shall be evidenced by an Award Agreement that shall specify the number of Restricted Shares, the restriction period(s) applicable to the Restricted Shares, the conditions upon which the restrictions on the Restricted Shares will lapse, the purchase price, if any, for
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each Restricted Share, and such other terms and conditions as the Board shall determine and which are not inconsistent with the terms and conditions of the Plan.
b.Purchase Price. If a Participant is required to pay a purchase price for the Restricted Shares, payment may be made by one or more of the following methods (or any combination thereof) to the extent provided in the Award Agreement: (i) in cash, by certified or bank check, by wire transfer of immediately available funds, or other instrument acceptable to the Board, or (ii) if permitted under Applicable Law, by the Participant delivering to the Company a promissory note in a form provided by the Company bearing either full-recourse or such lesser amount of recourse as the Board determines in its sole discretion and in accordance with Applicable Law.
c.Terms, Conditions and Restrictions. The Board shall impose such other terms, conditions and/or restrictions on any Restricted Shares as it may deem advisable, including, without limitation, restrictions based on the achievement of specific Performance Objectives, time-based restrictions or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Shares. Unless otherwise provided in the related Award Agreement or required by Applicable Law, the restrictions imposed on Restricted Shares shall lapse upon the expiration or termination of the applicable restriction period and the satisfaction of any other applicable terms and conditions.
d.Custody of Certificates. To the extent deemed appropriate by the Board, the Company may retain the certificates representing Restricted Shares, if any, in the Company’s possession until such time as all terms, conditions and restrictions applicable to such Shares have been satisfied or lapse, and annotate the Company’s Share ledger to reflect such terms, conditions, and restrictions.
e.Rights Associated with Restricted Shares during Restriction Period. During any restriction period applicable to Restricted Shares: (i) the Restricted Shares may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated; (ii) unless otherwise provided in the related Award Agreement, the Participant shall be entitled to exercise full voting rights associated with such Restricted Shares; and (iii) the Participant shall be entitled to all dividends and other distributions paid with respect to such Restricted Shares during the restriction period; provided, however, that the Company is under no duty to declare any such dividends or to make any such distribution, and that the Award Agreement may require any dividends or other distributions with respect to the Restricted Shares to be accumulated or deemed reinvested in Shares and subject to the same terms and conditions as the Restricted Shares with respect to which such dividends or distributions are paid.
7.Restricted Share Units. Subject to the terms and conditions of the Plan, Restricted Share Units may be granted to Participants in such number, and upon such terms and conditions, as shall be determined by the Board in its sole discretion.
a.Award Agreement. Each Restricted Share Unit Award shall be evidenced by an Award Agreement that shall specify the number of units, the restriction period(s) applicable to the Restricted Share Units, the conditions upon which the restrictions on the Restricted Share Units will lapse, the time and method of payment of the Restricted Share Units, and such other terms and conditions as the Board shall determine and which are not inconsistent with the terms and conditions of the Plan.
b.Terms, Conditions and Restrictions. The Board shall impose such other terms, conditions and/or restrictions on any Restricted Share Units as it may deem advisable, including, without limitation, restrictions based on the achievement of specific Performance Objectives or time-based restrictions or holding requirements.
c.Voting and Dividend Rights. The Participant shall not possess any incidents of ownership (including, without limitation, any rights to distributions or voting rights) in the Shares underlying the Restricted Share Units. Prior to settlement or forfeiture, any Restricted Share Unit granted under the Plan may, at the discretion of the Board, carry with it a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all cash dividends paid on one Share while the Restricted Share Unit is outstanding, on a current, deferred or contingent basis as provided in the Award Agreement. Settlement of dividend equivalents may be made in the form of cash, Shares, or a combination of both. The Award Agreement may require any dividend equivalents
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with respect to the Restricted Share Units to be accumulated or deemed reinvested and subject to the same terms and conditions as the Restricted Share Units with respect to which they are paid.
d.Form of Settlement. Restricted Share Units may be settled in whole Shares, cash or a combination thereof, as specified by the Board in the related Award Agreement.
8.Other Share-Based Awards. Subject to the terms and conditions of the Plan, Other Share-Based Awards may be granted or sold to Participants in such number, and upon such terms and conditions, as shall be determined by the Board in its sole discretion. Other Share-Based Awards are Awards that are valued in whole or in part by reference to, or otherwise based on the Fair Market Value of, Shares, and shall be in such form as the Board shall determine, including, without limitation, unrestricted Shares or time-based or performance-based units that are settled in Shares and/or cash. Without limiting the foregoing, the Board is specifically authorized to grant unrestricted Shares as a bonus, or to grant unrestricted Shares or other awards in lieu of obligations of the Company or a Subsidiary to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Board.
a.Award Agreement. Each Other Share-Based Award shall be evidenced by an Award Agreement that shall specify the terms and conditions upon which the Other Share-Based Award shall become vested, if applicable, the time and method of settlement, the form of settlement, whether dividend equivalents are payable, and such other terms and conditions as the Board shall determine and which are not inconsistent with the terms and conditions of the Plan.
b.Form of Settlement. An Other Share-Based Award may be settled in whole Shares, cash or a combination thereof, as specified by the Board in the related Award Agreement.
9.Transfer Restrictions.
a.Transferability of Awards. Except as otherwise determined by the Board, no Award or dividend equivalents paid with respect to any Award shall be transferable by the Participant except by will or the laws of descent and distribution; provided, that if so determined by the Board, each Participant may, in a manner established by the Board, designate a beneficiary to exercise the rights of the Participant with respect to any Award upon the death of the Participant and to receive Shares, cash or other property issued or delivered under such Award. Except as otherwise determined by the Board, Stock Options and Stock Appreciation Rights will be exercisable during a Participant’s lifetime only by the Participant or, in the event of the Participant’s legal incapacity to do so, by the Participant’s guardian or legal representative acting on behalf of the Participant in a fiduciary capacity under state law and/or court supervision.
b.Lockup Provision. Each Participant shall not, if requested by the Company and any underwriter engaged by the Company, sell or otherwise transfer or dispose of any Shares (including, without limitation, pursuant to Rule 144 under the Securities Act) held by such Participant for such period following the effective date of any registration statement of the Company filed under the Securities Act as the Company shall specify reasonably and in good faith (such period not to exceed 180 calendar days). The underwriters in connection with any such registration are intended third-party beneficiaries of this Section 9(b) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Participant further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with any such registration that are consistent with this Section 9(b) or that are necessary to give further effect thereto.
c.Other Conditions and Restrictions on Shares. Shares issued under the Plan shall be subject to such other rights of repurchase, rights of first refusal, other transfer restrictions and such other terms and conditions as the Board may determine from time-to-time. Such conditions and restrictions shall be set forth in the applicable Award Agreement and shall apply in addition to any restrictions that may apply to a Participant’s Shares generally. In addition, Shares issued under the Plan shall be subject to conditions and restrictions imposed either by Applicable Law or by Company policy, as adopted from time to time, designed to ensure compliance with Applicable Law or laws with which the Company determines in its sole discretion to comply including in order to maintain any statutory, regulatory or tax advantage.
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10.Adjustment of Shares.
a.General. In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation), such as a stock dividend, stock split, reverse stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend, the Board shall cause there to be an equitable adjustment in (i) the number and kind of Shares available for future grants under Section 2, (ii) the number and kind of Shares covered by each outstanding Stock Option, Stock Appreciation Right, Restricted Share Unit or Other Share-Based Award, (iii) the exercise price under each outstanding Stock Option or Stock Appreciation Right and the purchase price applicable to any other outstanding Award, and (iv) any repurchase price that applies to Shares granted under the Plan pursuant to the terms of a Company repurchase right under the applicable Award Agreement, in each case to prevent dilution or enlargement of the rights of Participants. In the event of any other change in corporate capitalization, or in the event of a merger, consolidation, combination, liquidation, dissolution, or similar corporate transaction that affects the Shares, the Board at its sole discretion may make appropriate adjustments in one or more of the items listed in clauses (i) through (iv) above. No fractional Shares shall be issued under the Plan as a result of an adjustment under this Section 10(a), although the Board in its sole discretion may make a cash payment in lieu of fractional Shares.
b.Change in Control. Unless otherwise provided in the applicable Award Agreement, in the event that the Company is subject to a Change in Control, all Shares acquired under the Plan and all Awards outstanding on the effective date of the Change in Control transaction shall be treated in the manner described in the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which the Company is party, in the manner determined by the Board in its capacity as administrator of the Plan, with such determination having final and binding effect on all parties), which agreement or determination need not treat all Awards (or portions thereof) in an identical manner. The treatment specified in the definitive transaction agreement or as determined by the Board may include (without limitation) one or more of the following with respect to each outstanding Award:
i.Continuation of the outstanding Award by the Company (if the Company is the surviving corporation).
ii.Assumption of the outstanding Award by the surviving corporation or its parent, provided that the assumption of a Stock Option or Stock Appreciation Right shall be in a manner that complies with Section 424(a) of the Code (whether or not the Stock Option is an Incentive Stock Option).
iii.Substitution by the surviving corporation or its parent of an equivalent award for the outstanding Award (including, but not limited to, an award to acquire the same consideration paid to the holders of Shares in the transaction), provided that the substitution of a Stock Option or Stock Appreciation Right shall be in a manner that complies with Section 424(a) of the Code (whether or not the Stock Option is an Incentive Stock Option).
iv.Cancellation of the outstanding Award and a payment to the Participant with respect to each Share subject to the Award (including vested and/or unvested Shares, as determined by the Board) as of the transaction date equal to the excess of (A) the value, as determined by the Board in its absolute discretion, of the property (including cash) received by the holder of a Share as a result of the transaction, over (if applicable) (B) the per-Share exercise price of the Award (such excess, if any, the “Spread”). Such payment shall be made in the form of cash, cash equivalents, or securities of the surviving corporation or its parent having a value equal to the Spread. In addition, any escrow, holdback, earn-out or similar provisions in the transaction agreement may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of Shares, but only to the extent the application of such provisions does not adversely affect the status of the Award as exempt from Section 409A of the Code. If the Spread applicable to an Award is zero or a negative number, then the Award may be cancelled without making a payment to the Participant. In the event that a Restricted Share Unit or Other Share-Based Award is subject to Section 409A of the Code, the payment described in this clause (iv) shall be made on the settlement date specified in the applicable Award Agreement, provided that settlement may be accelerated in accordance with Treasury Regulation Section 1.409A-3(j)(4).
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v.Cancellation of the Stock Option or Stock Appreciation Right without the payment of any consideration; provided that the Participant holding a Stock Option or Stock Appreciation Right shall be notified of such treatment and given an opportunity to exercise the award (including any unvested portion) during a period of not less than 5 business days preceding the effective date of the transaction, unless (A) a shorter period is required to permit a timely closing of the transaction and (B) such shorter period still offers the holder of the Stock Option or Stock Appreciation Right a reasonable opportunity to exercise the award. Any exercise of the Stock Option or Stock Appreciation Right during such period may be contingent upon the closing of the transaction.
vi.Suspension of a Participant’s right to exercise the Stock Option or Stock Appreciation Right during a limited period of time preceding the closing of the transaction if such suspension is administratively necessary to permit the closing of the transaction.
vii.Termination of any right the Participant has to exercise the Stock Option prior to vesting in the Shares subject to the Stock Option (i.e., “early exercise”), such that following the closing of the transaction the Stock Option may only be exercised to the extent it is vested.
Any action taken under this Section 10(b) shall either preserve an Award’s status as exempt from Section 409A of the Code or comply with Section 409A of the Code.
c.Reservation of Rights. Except as provided in this Section 10, a Participant shall have no rights by reason of (i) any subdivision or consolidation of shares of stock of any class, (ii) the payment of any dividend or (iii) any other increase or decrease in the number of shares of stock of any class. Any issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or exercise price of Shares subject to an Award. The grant of an Award pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge or consolidate or to dissolve, liquidate, sell or transfer all or any part of its business or assets.
11.Compliance with Section 409A. Unless otherwise expressly set forth in an Award Agreement, it is intended that awards granted under the Plan shall be exempt from Section 409A of the Code, and any ambiguity in the terms of an Award Agreement and the Plan shall be interpreted consistently with this intent. To the extent an award is not exempt from Section 409A of the Code (any such award, a “409A Award”), any ambiguity in the terms of such award and the Plan shall be interpreted in a manner that to the maximum extent permissible supports the award’s compliance with the requirements of that statute. Notwithstanding anything to the contrary permitted under the Plan, in no event shall a modification of an Award not already subject to Section 409A of the Code be given effect if such modification would cause the Award to become subject to Section 409A of the Code unless the parties explicitly acknowledge and consent to the modification as one having that effect. A 409A Award shall be subject to such additional rules and requirements as specified by the Board from time to time in order for it to comply with the requirements of Section 409A of the Code. In this regard, if any amount under a 409A Award is payable upon a “separation from service” to an individual who is considered a “specified employee” (as each term is defined under Section 409A of the Code), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the Participant’s separation from service or (ii) the Participant’s death, but only to the extent such delay is necessary to prevent such payment from being subject to Section 409A(a)(1). In addition, if a Change in Control constitutes a payment event with respect to any 409A Award, then the transaction with respect to such award must also constitute a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) to the extent required by Section 409A of the Code. Neither the Company nor any member of the Board shall have any liability to a Participant in the event an Award held by the Participant fails to achieve its intended characterization under applicable tax law.
12.Withholding Taxes. To the extent required by Applicable Law, a Participant shall be required to satisfy, in a manner satisfactory to the Company or Subsidiary, as applicable, any withholding tax obligations that arise by reason of a Stock Option or Stock Appreciation Right exercise, the vesting of or settlement of Shares under an Award, an election pursuant to Section 83(b) of the Code or otherwise with respect to an Award. Neither the Company nor any of its Subsidiaries shall be required to issue or deliver Shares, make any payment or to recognize the transfer or disposition of Shares until such obligations are satisfied. The Board may permit or require applicable
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tax withholding obligations to be satisfied by having the Company withhold a portion of the Shares that otherwise would be issued or delivered to a Participant upon exercise of a Stock Option or Stock Appreciation Right or upon the vesting or settlement of an Award, or by tendering Shares previously acquired, provided that in no event shall the Fair Market Value of any Shares withheld to satisfy tax withholding obligations with respect to an Award exceed the taxes required to be withheld based on the maximum statutory tax rates in the applicable taxing jurisdictions. Any such elections are subject to such conditions or procedures as may be established by the Board and may be subject to disapproval by the Board.
13.Duration and Amendments; Stockholder Approval.
a.Term of the Plan. The Plan shall terminate automatically 10 years after the Restatement Date. The Plan may be terminated on any earlier date pursuant to Subsection (b) below.
b.Right to Amend or Terminate the Plan. The Board may amend, suspend or terminate the Plan at any time and for any reason. Stockholder approval shall not be necessary for any amendment to the Plan, except to the extent stockholder approval is required by Applicable Law (including such stockholder approval as may be required to authorize grant of Incentive Stock Options to Employees or as may be required under stock exchange listing standards).
c.Effect of Amendment or Termination. No Shares shall be issued or sold and no Award granted under the Plan after the termination of the Plan, except upon exercise of a Stock Option, Stock Appreciation Right (or any other right to purchase Shares) or settlement of any other Award granted under the Plan prior to such termination. Except as otherwise provided in Sections 10 or 13(d), which specifically do not require the consent of any Participant, no termination, amendment, suspension, or modification of the Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant of such Award; provided that the Board may modify an Incentive Stock Option to disqualify such Stock Option from treatment as an “incentive stock option” under Section 422 of the Code without the Participant’s consent.
d.Adjustments to Outstanding Awards. The Board may in its sole discretion at any time, including in connection with a Change in Control, and without the consent of any Participant, (i) provide that all or a portion of a Participant’s Stock Options, Stock Appreciation Rights and other Awards in the nature of rights that may be exercised shall become fully or partially exercisable; (ii) provide that all or a part of the time-based vesting restrictions on all or a portion of the outstanding Awards shall lapse, and/or that any Performance Objectives or other performance-based criteria with respect to any Awards shall be deemed to be wholly or partially satisfied; or (iii) waive any other limitation or requirement under any such Award, in each case, as of such date as the Board may, in its sole discretion, declare.
e.Prohibition on Repricing. Except for adjustments made pursuant to Section 10, the Board or the Committee will not, without the further approval of the stockholders of the Company, authorize the amendment of any outstanding Stock Option or Stock Appreciation Right to reduce the exercise price. No Stock Option or Stock Appreciation Right will be cancelled and replaced with an Award having a lower exercise price, or for another Award, or for cash without further approval of the stockholders of the Company, except as provided in Section 10. Furthermore, no Stock Option or Stock Appreciation Right will provide for the payment, at the time of exercise, of a cash bonus or grant or sale of another Award without further approval of the stockholders of the Company. This Section 13(e) is intended to prohibit the repricing of “underwater” Stock Options or Stock Appreciation Rights without stockholder approval and will not be construed to prohibit the adjustments provided for in Section 10.
14.Miscellaneous.
a.Securities Law Requirements. Shares shall not be issued under the Plan unless, in the opinion of counsel acceptable to the Board, the issuance and delivery of such Shares comply with (or are exempt from) all applicable requirements of law, including (without limitation) the Securities Act, the rules and regulations promulgated thereunder, state securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company’s securities may then be traded. The Company shall not be liable for a
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failure to issue Shares as a result of such requirements. Unless and until the Shares have been registered under the Securities Act, each certificate evidencing any Shares delivered pursuant to the Plan, if any, shall bear a restrictive legend in a form specified by the Company.
b.No Right of Continued Employment or Service. The Plan shall not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary, nor shall it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate such Participant’s employment or other service at any time. No Employee, Director or Consultant shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive future Awards.
c.Unfunded, Unsecured Plan. Neither a Participant nor any other person shall, by reason of participation in the Plan, acquire any right or title to any assets, funds or property of the Company or any Subsidiary, including, without limitation, any specific funds, assets or other property which the Company or any Subsidiary may set aside in anticipation of any liability under the Plan. A Participant shall have only a contractual right to an Award or the amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary shall be sufficient to pay any benefits to any person.
d.Severability. If any provision of the Plan is or becomes invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any Award under any law deemed applicable by the Board, such provision shall be construed or deemed amended or limited in scope to conform to Applicable Law or, in the discretion of the Board, it shall be stricken and the remainder of the Plan shall remain in full force and effect.
e.Acceptance of the Plan. By accepting any benefit under the Plan, each Participant and each person claiming under or through any such Participant shall be conclusively deemed to have indicated their acceptance and ratification of, and consent to, all of the terms and conditions of the Plan and any action taken under the Plan by the Board or the Company, in any case in accordance with the terms and conditions of the Plan.
f.Successors. All obligations of the Company under the Plan and with respect to Awards shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or other event, or a sale or disposition of all or substantially all of the business and/or assets of the Company and references to the “Company” herein and in any Award Agreements shall be deemed to refer to such successors.
g.Applicable Law. The obligations of the Company with respect to Awards under the Plan shall be subject to all Applicable Laws and such approvals by any governmental agencies as the Committee determines may be required. The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.
15.Definitions. As used in the Plan, the following definitions shall apply:
“Applicable Law” means the applicable requirements relating to the administration of equity-based compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, the rules of any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any other country or jurisdiction where Awards are granted under the Plan.
“Award” means an award of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Shares, Restricted Share Units, or Other Share-Based Awards granted pursuant to the terms and conditions of the Plan.
“Award Agreement” means either: (a) an agreement, in written or electronic format, entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under the Plan; or (b) a statement, in written or electronic format, issued by the Company to a Participant describing the terms and provisions of such Award, which need not be signed by the Participant.
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“Board” means the Board of Directors of the Company.
“Cause” shall have the meaning provided in the applicable employment agreement or consulting agreement between, or severance plan covering, the Participant and the Company or a Subsidiary, if any, or if there is no such agreement or plan, as applicable, that defines the term, “Cause” shall mean: (a) the Participant’s repeated failure to satisfactorily perform the Participant’s job duties after thirty (30) days written notice of such deficiency and an opportunity to cure (of at least fifteen business days), as reasonably determined by the Company or a Subsidiary; (b) the Participant’s commission of any act of fraud, misappropriation or embezzlement against or in connection with the Company or any of its Subsidiaries or their respective businesses or operations; (c) the Participant’s commission of, or indictment for or otherwise being formally charged with, any crime involving dishonesty or for any felony; or (d) the engaging by the Participant in misconduct that is detrimental to the financial condition or business reputation of the Company or any of its Subsidiaries, including due to any adverse publicity.
“Change in Control” means the occurrence of one of the following events: (a) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities; or (b) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; or (c) the consummation of a merger or consolidation of the Company with or into any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation. A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.
“Code” means the Internal Revenue Code of 1986, as amended.
“Committee” means a committee of the Board, as described in Section 3(b).
“Company” has the meaning given such term in Section 1(a) and any successor thereto.
“Consultant” means a person, excluding Employees and Directors, who performs bona fide services for the Company or a Subsidiary as a consultant or advisor and who qualifies as a consultant or advisor under Rule 701(c)(1) of the Securities Act or under Instruction A.1.(a)(1) of Form S-8 under the Securities Act.
“Date of Grant” means the date as of which an Award is determined to be effective and designated in a resolution by the Board and is granted pursuant to the Plan. The Date of Grant shall not be earlier than the date of the resolution and action therein by the Board.
“Director” means any individual who is a member of the Board who is not an Employee.
“Employee” means any employee of the Company or a Subsidiary, provided that for purposes of determining whether any person may be a Participant for purposes of any grant of an Incentive Stock Option, the term “Employee” has the meaning given to such term in Section 3401(c) of the Code, as interpreted by the regulations thereunder and Applicable Law.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
“Fair Market Value” means, as of any date: (a) if the Shares are not listed or admitted to unlisted trading privileges on a nationally recognized stock exchange, (i) for the purpose of determining the exercise price of, or the amount payable upon the exercise of, Stock Options, Stock Appreciation Rights and any other Award of stock rights that is subject to Section 409A of the Code, the value as determined by the Board through the reasonable application of a reasonable valuation method, taking into account all information material to the value of the
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Company, within the meaning of Section 409A of the Code, and (ii) for any other purpose, the fair market value as determined by the Board in good faith; or (b) if the Shares are listed on a nationally recognized stock exchange, the closing price of the Shares as reported on the principal nationally recognized stock exchange on which the Shares are traded on such date, or if no Share prices are reported on such date, the closing price of the Shares on the next preceding date on which there were reported Share prices.
“Incentive Stock Option” means a Stock Option that is designated as an Incentive Stock Option and that is intended to meet the requirements of Section 422 of the Code.
“Nonqualified Stock Option” means a Stock Option that is not intended to meet the requirements of Section 422 of the Code or otherwise does not meet such requirements.
“Other Share-Based Award” means an equity-based or equity-related Award not otherwise described by the terms of the Plan, granted in accordance with the terms and conditions set forth in Section 8.
“Participant” means any eligible individual as set forth in Section 4 who holds one or more outstanding Awards.
“Performance Objectives” means the performance objective or objectives established by the Board pursuant to the Plan. The Performance Objectives applicable to an Award may include, but shall not be limited to, one or more of the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic valued added models; division, group or corporate financial goals; attainment of strategic and operational initiatives; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; year-end cash; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease, peer group results, or market performance indicators or indices.
“Plan” has the meaning given such term in Section 1(a).
“Restatement Date” has the meaning given such term in Section 1(a).
“Restricted Shares” means Shares granted or sold pursuant to Section 6 as to which neither the substantial risk of forfeiture nor the prohibition on transfers referred to in such Section 6 has expired.
“Restricted Share Unit” means a grant or sale of the right to receive Shares or cash at the end of a specified restriction period made pursuant to Section 7.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.
“Share” means a share of common stock of the Company, $0.001 par value per share, or any security into which such Share may be changed by reason of any transaction or event of the type referred to in Section 10.
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“Stock Appreciation Right” means a right designated as such and granted pursuant to Section 5.
“Stock Option” means a right to purchase a Share granted to a Participant under the Plan in accordance with the terms and conditions set forth in Section 5. Stock Options may be either Incentive Stock Options or Nonqualified Stock Options.
“Subsidiary” means: (a) with respect to an Incentive Stock Option, a “subsidiary corporation” as defined under Section 424(f) of the Code; and (b) for all other purposes under the Plan, any corporation or other entity in which the Company owns, directly or indirectly, a proprietary interest of more than fifty percent by reason of stock ownership or otherwise.
“Ten Percent Stockholder” means any Participant who owns more than ten percent of the combined voting power of all classes of stock of the Company, within the meaning of Section 422 of the Code.
[END OF DOCUMENT]
F-12

Annex G
Strictly Confidential
December 13, 2022
Vallon Pharmaceuticals, Inc.
Attention: David C. Baker
President, Chief Executive Officer and Director
Two Logan Square
100 North 18th Street, Suite 300
Philadelphia, PA 19103
Members of the Board of Directors:
We have been advised that Vallon Pharmaceuticals, Inc., a Delaware corporation (“Vallon”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Vallon, Vallon Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Vallon (“Merger Sub”), and GRI Bio, Inc., a Delaware corporation (“GRI Bio”, “GRI” or the “Company”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into GRI, with GRI continuing as the surviving corporation (the “Merger”). We further understand that as a result of the Merger, GRI will become a wholly-owned subsidiary of Vallon and each share of Company Common Stock (including any shares of Company Common Stock issued pursuant to the Company Financing and including, for the avoidance of doubt, the Additional Company Shares outstanding immediately prior to the Effective Time (excluding treasury shares which will be canceled and excluding Dissenting Shares) will be converted solely into the right to receive a number of shares of Vallon Common Stock equal to the Exchange Ratio. Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation. Immediately following the consummation of the Merger, the holders of Company Outstanding Shares immediately prior to the Merger are expected to own approximately 83% of the fully-diluted shares of Vallon Common Stock outstanding immediately following the Merger and the holders of Vallon Outstanding Shares immediately prior to the Merger are expected to own approximately 17% of the fully-diluted shares of Vallon Common Stock outstanding immediately following the Merger, inclusive of the Altium Concurrent Investment Amount, Bridge Loan Principal Amount as well as fully accounting for the full impact of dilution of the shares held in escrow. Each vested, unexpired, and unexercised Vallon Option shall continue to remain outstanding with each unvested, unexpired and unexercised Vallon Option shall be canceled for no consideration. Each Company Option that is outstanding and unexercised, whether or not vested shall be converted into and become an option to purchase Vallon Common Stock. The terms and conditions of the Merger are more fully set forth in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement, except that references to the term “PubCo” in such definitions have been changed to “Vallon” throughout this Opinion.
In your capacity as members of the Board of Directors (the “Board of Directors”) of Vallon, you have requested our opinion (our “Opinion”), as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio to the holders of Vallon Common Stock.
In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:
◦Reviewed a draft of the Merger Agreement dated December 13, 2022 which would be delivered in connection with the consummation of the Merger. The Merger Agreement was the most recent draft made available to us prior to the delivery of our Opinion;
LADENBURG THALMANN & CO. INC.
650 5th Avenue, 4th floor
New York, NY 10019
Phone 212.409.2000   ●   Fax 212.409.2169
MEMBER NYSE, NYSE MKT, FINRA, SIPC

Vallon Pharmaceuticals, Inc.
December 13, 2022

◦Reviewed and analyzed certain publicly available financial and other information for each of Vallon and GRI, respectively, including equity research on comparable companies and on Vallon, and certain other relevant financial and operating data furnished to us by the management of each of Vallon and GRI, respectively;
◦Reviewed and analyzed certain relevant historical financial and operating data concerning GRI furnished to us by the management of GRI;
◦Discussed with certain members of the management of Vallon the historical and current business operations, financial condition and prospects of Vallon and GRI;
◦Reviewed and analyzed certain operating results of GRI as compared to operating results and the reported price and trading histories of certain publicly traded companies that we deemed relevant;
◦Reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected business combinations that we deemed relevant;
◦Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that we deemed relevant;
◦Reviewed certain pro forma financial effects of the Merger;
◦Reviewed and analyzed certain internal financial analyses, projections as to cost and expenses, reports, preliminary internal market opportunity assumptions and other information concerning GRI prepared by GRI, which were further revised by Vallon and utilized per the instruction of Vallon;
◦Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as we deemed relevant for the purposes of our Opinion
In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent verification or investigation, upon the accuracy and completeness of all financial and other information provided to or discussed with us by Vallon and GRI, respectively (or their respective employees, representatives or affiliates), or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verification, the assessment of Vallon management and GRI management as to the viability of, and risks associated with, the current and future products and services of GRI (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, we have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of Vallon or GRI. Furthermore, Section 2.9(l) of the Merger Agreement provides that the Vallon Base Equity Value is subject to downward adjustment (subject to a floor of $5.0 million) to the extent necessary to assure that the market value of the unrestricted publicly held shares of the Surviving Corporation satisfies Nasdaq’s initial listing requirements (the “Adjustment”). Management of Vallon has advised us that, as of the date of this Opinion, such an Adjustment would be required. However, at your request and with your approval, for purposes of this Opinion, we have assumed that no Adjustment will occur. We have, with your consent, relied upon the assumption that all information provided to us by Vallon and GRI is accurate and complete in all material respects. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We have assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Vallon or GRI since the date of the last financial statements made available to us. We have not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Vallon or GRI, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of Vallon or GRI under any state or federal laws relating to bankruptcy, insolvency or similar matters. Management of Vallon has advised us the Vallon Net Cash is expected to be, and at your request and with your approval, for purposes of this Opinion, we have assumed without independent verification that it will be, negative $3.0 million at Closing. Our Opinion does not address any legal, tax or accounting matters related to the Merger, as to which we have assumed that Vallon and the Board of Directors have received such advice from legal, regulatory, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view, to the holders of Vallon Common Stock. We express no view as to any other aspect or implication of the

Vallon Pharmaceuticals, Inc.
December 13, 2022

Merger or any other agreement or arrangement entered into in connection with the Merger. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.
We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.
For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or amendment of any term or condition thereof. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement or otherwise required for the transactions contemplated thereby will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on Vallon, the Company or the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. You have informed us, and we have assumed, that the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.
It is understood that this letter is intended for the sole benefit and use of the Board of Directors in its consideration of the financial terms of the Merger and, except as set forth in our engagement letter with Vallon, dated as of April 19, 2022 (the “Engagement Letter”), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, unless pursuant to applicable law or regulations or required by other regulatory authority by the order or ruling of a court or administrative body, except that this Opinion may be included in its entirety in any filing related to the Merger to be filed with the Securities and Exchange Commission and the proxy statement to be mailed to the holders of Vallon Common Stock. This letter does not constitute a recommendation to the Board of Directors of whether or not to approve the Merger or to any holder of Vallon Common Stock or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. Our Opinion does not address Vallon’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to Vallon. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Vallon, will trade at any time, including following the announcement or consummation of the Merger. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be received by the holders of Vallon Common Stock in connection with the Merger or with respect to the fairness of any such compensation.
We are a full service investment bank providing investment banking, brokerage, equity research, institutional sales and trading, and asset management services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as Vallon’s financial advisor in connection with the Merger and will receive a fee for our services pursuant to the terms of our Engagement Letter, a significant portion of which is contingent upon consummation of the Merger. In addition, Vallon has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We will also receive an additional fee for rendering our Opinion set forth below pursuant to the Engagement Letter. We have acted, and are currently acting, as financial advisor to Vallon with respect to the Merger and have received $464,707.20 in fees to-date, which consist of a non-creditable $150,000

Vallon Pharmaceuticals, Inc.
December 13, 2022

upfront retainer in connection with the Merger (the “Upfront Retainer”) and $314,707.20 paid to us as in connection with Vallon’s May 2022 registered direct offering. In the two years preceding the date hereof, we have not had a relationship with Vallon and have not received any fees from Vallon, except for the fees described above. In the two years preceding the date hereof, we have not had a relationship with GRI and have not received any fees from GRI. We and our affiliates may in the future seek to provide investment banking or financial advisory services to Vallon and GRI and/or their respective affiliates and expect to receive fees for the rendering of these services.
In the ordinary course of business, we or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Vallon, GRI or any other party that may be involved in the Merger and/or their respective affiliates.
Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Vallon and the proposed Merger that may differ from the views of our investment banking personnel.
The Opinion set forth below was reviewed and approved by our fairness opinion committee.
Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein and such other factors that we deem relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Vallon Common Stock.
Very truly yours,
Ladenburg Thalmann & Co. Inc.

Annex H
Strictly Confidential
January 26, 2023
Vallon Pharmaceuticals, Inc. Attention: David C. Baker
President, Chief Executive Officer and Director
Two Logan Square
100 North 18th Street, Suite 300
Philadelphia, PA 19103
Members of the Board of Directors:
On December 13, 2022, Vallon Pharmaceuticals, Inc., a Delaware corporation (“Vallon”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Vallon, Vallon Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Vallon (“Merger Sub”), and GRI Bio, Inc., a Delaware corporation (“GRI Bio”, “GRI” or the “Company”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into GRI, with GRI continuing as the surviving corporation (the “Merger”). As a result of the Merger, GRI will become a wholly-owned subsidiary of Vallon and each share of Company Common Stock (including any shares of Company Common Stock issued pursuant to the Company Financing and including, for the avoidance of doubt, the Additional Company Shares outstanding immediately prior to the Effective Time (excluding treasury shares which will be canceled and excluding Dissenting Shares) will be converted solely into the right to receive a number of shares of Vallon Common Stock equal to the Exchange Ratio. The Merger Agreement provides that the Exchange Ratio will be based on the relative valuations of the Company and Vallon with the Company having a Company Valuation of $49 million and Vallon having a Vallon Base Equity Value of $29 million and a total Vallon Valuation equal to the Vallon Base Equity Value plus Net Cash, subject to adjustment as summarized below. In the event that the Vallon Base Equity Value, as adjusted as summarized below, is $22 million or less, then the Vallon Valuation is equal to the Vallon Base Equity Valuation. The Merger Agreement provides that the Company Valuation and the Vallon Valuation are subject to adjustment (the “Adjustment”) to the extent necessary to satisfy the Unrestricted Publicly Held Share Requirement, provided that the Vallon Base Equity Value shall not be reduced below $5 million. Each vested, unexpired, and unexercised Vallon Option shall continue to remain outstanding with each unvested, unexpired and unexercised Vallon Option shall be canceled for no consideration. Each Company Option that is outstanding and unexercised, whether or not vested shall be converted into and become an option to purchase Vallon Common Stock. The terms and conditions of the Merger are more fully set forth in the Merger Agreement. Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement, except that references to the term “PubCo” in such definitions have been changed to “Vallon” throughout this Opinion.
At the request of the Board of Directors of Vallon (the “Board of Directors”), Ladenburg rendered an opinion to the Board of Directors, dated December 13, 2022 (the “Prior Opinion”), that, based on the various assumptions and limitations set forth therein and such other factors that Ladenburg deemed relevant, the Exchange Ratio was fair, from a financial point of view and as of the date of the Prior Opinion, to the holders of Vallon Common Stock. At your request and with your approval, the Prior Opinion assumed without independent verification that Net Cash would be negative $3 million at Closing and that no Adjustment would occur.
LADENBURG THALMANN & CO. INC.
650 5th Avenue, 4th floor
New York, NY 10019
Phone 212.409.2000    ●    Fax 212.409.2169
MEMBER NYSE, NYSE MKT, FINRA, SIPC

Vallon Pharmaceuticals, Inc.
January 26, 2023

The Board of Directors has now requested our opinion (our “Opinion”), as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio to the holders of Vallon Common Stock. For the purposes of our Opinion, the Board of Directors has instructed us to assume that the Vallon Valuation is $5 million. Based on this assumption, following the consummation of the Merger, the holders of Company Outstanding Shares immediately prior to the Merger are expected to own approximately 96.7% of the fully-diluted shares of Vallon Common Stock outstanding immediately following the Merger and the holders of Vallon Outstanding Shares immediately prior to the Merger are expected to own approximately 3.3% of the fully-diluted shares of Vallon Common Stock outstanding immediately following the Merger, inclusive of the Altium Concurrent Investment Amount, Bridge Loan Principal Amount as well as fully accounting for the full impact of dilution of the shares held in escrow.
In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:
◦Reviewed the Merger Agreement;
◦Reviewed and analyzed certain publicly available financial and other information for each of Vallon and GRI, respectively, including equity research on comparable companies and on Vallon, and certain other relevant financial and operating data furnished to us by the management of each of Vallon and GRI, respectively;
◦Reviewed and analyzed certain relevant historical financial and operating data concerning GRI furnished to us by the management of GRI;
◦Discussed with certain members of the management of Vallon the historical and current business operations, financial condition and prospects of Vallon and GRI;
◦Reviewed and analyzed certain operating results of GRI as compared to operating results and the reported price and trading histories of certain publicly traded companies that we deemed relevant;
◦Reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected business combinations that we deemed relevant;
◦Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that we deemed relevant;
◦Reviewed certain pro forma financial effects of the Merger;
◦Reviewed and analyzed certain internal financial analyses, including the cash burn model over the next year, projections as to cost and expenses and whether concurrent capital raised would sufficiently cover select programs, reports, preliminary internal market opportunity assumptions and other information concerning GRI prepared by GRI, which were further revised by Vallon and utilized per the instruction of Vallon; and
◦Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as we deemed relevant for the purposes of our Opinion
In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent verification or investigation, upon the accuracy and completeness of all financial and other information provided to or discussed with us by Vallon and GRI, respectively (or their respective employees, representatives or affiliates), or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verification, the assessment of Vallon management and GRI management as to the viability of, and risks associated with, the current and future products and services of GRI (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, we have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of Vallon or GRI. We have, with your consent, relied upon the assumption that all information provided to us by Vallon and GRI is accurate and complete in all material respects. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We have assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Vallon or GRI since the date of the last financial statements made available to us. We have not obtained any independent evaluations, valuations

Vallon Pharmaceuticals, Inc.
January 26, 2023

or appraisals of the assets or liabilities of Vallon or GRI, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of Vallon or GRI under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax or accounting matters related to the Merger, as to which we have assumed that Vallon and the Board of Directors have received such advice from legal, regulatory, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view, to the holders of Vallon Common Stock. We express no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.
We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.
For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or amendment of any term or condition thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement or otherwise required for the transactions contemplated thereby will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on Vallon, the Company or the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. You have informed us, and we have assumed, that the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.
It is understood that this letter is intended for the benefit and use of the Board of Directors in its consideration of the financial terms of the Merger and, except as set forth in our engagement letter with Vallon, dated as of April 19, 2022 (the “Engagement Letter”), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, unless pursuant to applicable law or regulations or required by other regulatory authority by the order or ruling of a court or administrative body, except that this Opinion may be included in its entirety in any filing related to the Merger to be filed with the Securities and Exchange Commission and the proxy statement to be mailed to the holders of Vallon Common Stock. This letter does not constitute a recommendation to the Board of Directors of whether or not to approve the Merger or to any holder of Vallon Common Stock or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. Our Opinion does not address Vallon’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to Vallon. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Vallon, will trade at any time, including following the announcement or consummation of the Merger. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be received by the holders of Vallon Common Stock in connection with the Merger or with respect to the fairness of any such compensation.
We are a full service investment bank providing investment banking, brokerage, equity research, institutional sales and trading, and asset management services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as Vallon’s financial advisor in connection with the Merger and will receive a fee for our services pursuant to the terms of our Engagement Letter, a significant portion of which is contingent upon consummation of

Vallon Pharmaceuticals, Inc.
January 26, 2023

the Merger. In addition, Vallon has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We will also receive an additional fee for rendering our Opinion set forth below pursuant to the Engagement Letter. We have acted, and are currently acting, as financial advisor to Vallon with respect to the Merger and have received $714,707.20 in fees to-date, which consist of $250,000 in connection with the delivery of Ladenburg’s Prior Opinion, a non-creditable $150,000 upfront retainer in connection with the Merger (the “Upfront Retainer”) and $314,707.20 paid to us as in connection with Vallon’s May 2022 registered direct offering. In the two years preceding the date hereof, we have not had a relationship with Vallon and have not received any fees from Vallon, except for the fees described above. In the two years preceding the date hereof, we have not had a relationship with GRI and have not received any fees from GRI. We and our affiliates may in the future seek to provide investment banking or financial advisory services to Vallon and GRI and/or their respective affiliates and expect to receive fees for the rendering of these services.
In the ordinary course of business, we or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Vallon, GRI or any other party that may be involved in the Merger and/or their respective affiliates.
Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Vallon and the proposed Merger that may differ from the views of our investment banking personnel.
The Opinion set forth below was reviewed and approved by our fairness opinion committee.
Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein and such other factors that we deem relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Vallon Common Stock.
Very truly yours,
/s/ Ladenburg Thalmann
Ladenburg Thalmann & Co. Inc.

Annex I

SECURITIES PURCHASE AGREEMENT
SECURITIES PURCHASE AGREEMENT (this "Agreement"), dated as of December 13, 2022, by and among GRI Bio, Inc., a Delaware corporation, with headquarters located at 2223 Avenida De La Playa, Suite 208, La Jolla, California 92037 ("PrivateCo"), Vallon Pharmaceuticals, Inc., a Delaware corporation, with headquarters located at 100 N. 18th Street, Suite 300, Philadelphia, PA 19103 ("PublicCo"), and the investors listed on the Schedule of Buyers attached hereto (each, a "Buyer" and collectively, the "Buyers").
WHEREAS:
A.    PrivateCo, PublicCo and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506(b) of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.
B.    Each Buyer wishes to purchase, and PrivateCo wishes to sell, upon the terms and conditions stated in this Agreement, (i) an aggregate number of shares of PrivateCo's common stock, par value $0.01 per share (the "PrivateCo Common Stock"), to be determined on the Shares Closing Date (as defined below), that will, after they are exchanged for Exchange Shares (as defined below) on the terms described in the Merger Agreement (as defined below), represent an aggregate of 10.19% of the estimated Parent Fully Diluted Number (as defined below), and shall collectively be referred to herein as the "Initial Purchased Shares", a portion of which shall be issued in escrow to The Bank of New York Mellon acting as escrow agent (the "Escrow Agent") in accordance with those certain escrow agreements by and among each Buyer, on the one hand, and PrivateCo, PublicCo and the Escrow Agent on the other hand, in the form attached hereto as Exhibit A (collectively, the "Securities Escrow Agreement") and which shall be delivered from time to time to the Buyers pursuant to the terms and conditions set forth in this Agreement and the Securities Escrow Agreement, and (ii) up to an aggregate number of shares of PrivateCo Common Stock equal to 400% of the number of Initial Purchased Shares (the "Additional Purchased Shares" and together with the Initial Purchased Shares, the "Purchased Shares"), which shall be issued, in addition with certain Initial Purchased Shares, in escrow to the Escrow Agent in accordance with the Securities Escrow Agreement and which shall be delivered from time to time to the Buyers pursuant to the terms and conditions set forth in this Agreement and the Securities Escrow Agreement.
C.    In addition, PublicCo hereby agrees to issue to each Buyer, upon the terms and conditions stated in this Agreement, (i) warrants, in the form attached hereto as Exhibit B-1 (the "Series A-1 Warrants"), representing the right to acquire a number of shares of PublicCo's common stock, par value $0.0001 per share (the "PublicCo Common Stock") equal to 500% of the Initial Purchased Shares (such shares of PublicCo Common Stock issuable upon exercise of the Series A-1 Warrants, collectively, the "Series A-1 Warrant Shares"), (ii) warrants, in the form attached hereto as Exhibit B-2 (the "Series A-2 Warrants"), representing the right to acquire a number of shares of PublicCo Common Stock equal to 450% of the Initial Purchased Shares (such shares of PublicCo Common Stock issuable upon exercise of the Series A-2 Warrants, collectively, the "Series A-2 Warrant Shares") and (iii) warrants, in the form attached hereto as

Exhibit B-3 (the "Series T Warrants" and together with the Series A-1 Warrants and the Series A-2 Warrants, the "Warrants"), representing the right to acquire (x) a number of shares of PublicCo Common Stock equal to 320.856% of the Initial Purchased Shares (such shares of PublicCo Common Stock issuable upon exercise of the Series T Warrants, collectively, the "Series T Warrant Shares" and together with the Series A-1 Warrant Shares and the Series A-2 Warrant Shares, the "Warrant Shares") and (y) an additional amount of Series A-1 Warrants and Series A-2 Warrants, each to purchase a number of shares of PublicCo Common Stock equal to 320.856% of the Initial Purchased Shares pursuant to the terms thereof (such shares of PublicCo Common Stock, are also referred to herein and in the other Transaction Documents (as defined herein) as "Series A-1 Warrant Shares" and "Series A-2 Warrant Shares", respectively).
D.    Contemporaneously with the execution and delivery of this Agreement, the Buyers and PublicCo are executing and delivering a Registration Rights Agreement, in the form attached hereto as Exhibit C (the "Registration Rights Agreement"), pursuant to which PublicCo has agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement) under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.
E.    The Purchased Shares (and, as applicable, the Exchange Shares issued in exchange therefor), the Warrants and the Warrant Shares collectively are referred to herein as the "Securities."
F.    The "Parent Fully Diluted Number" is equal to the "fully-diluted" post-Merger (as defined in the Merger Agreement) outstanding shares of PublicCo Common Stock, which figure shall be mutually agreed upon by the parties and, for the avoidance of doubt, (x) include (i) any shares of PublicCo Common Stock that may be issued pursuant to any outstanding warrants and in-the-money options of PublicCo at the Shares Closing (as defined below), (ii) the Exchange Shares to be issued in exchange for the Initial Purchased Shares, and (iii) any shares of PublicCo Common Stock that may be issued upon the exercise of the Exchange Warrants (as defined below) to be issued in exchange for the Bridge Warrants (as defined below) without regard to any limitation on exercise set forth therein and (y) exclude the Exchange Shares to be issued in exchange for the Additional Purchased Shares and any shares to be issued upon exercise of the Warrants.
NOW, THEREFORE, PrivateCo, PublicCo and each Buyer hereby agree as follows:
1.    PURCHASE AND SALE OF PURCHASED SHARES AND WARRANTS.
(a)    Purchased Shares.
(i)    Issuance and Delivery of Initial Purchased Shares. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 7 and 8 below, PrivateCo shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from PrivateCo on the Shares Closing Date, such Buyer's pro rata share (based on the proportion that the Purchase Price attributable to such Buyer bears to the total Purchase Price set forth in the last row of column (3) on the Schedule of Buyers) of the Initial Purchased Shares (the "Initial Closing"); provided, however, if Section 1(c)(v) prevents the delivery on the Shares Closing Date of all or any portion of the Initial Purchased Shares to a Buyer, PrivateCo shall issue in escrow in the name of the Escrow Agent a number of shares of PrivateCo Common Stock equal to the number of Initial Purchased Shares in excess of the Maximum Percentage (as defined below), and on the second (2nd) Trading Day immediately after the delivery to the Escrow Agent (with a copy to PublicCo) of a capacity notice by such Buyer in the form attached hereto as Exhibit D setting forth such Buyer's election to receive all or any portion of the Exchange Shares issued in exchange of the Initial Purchased Shares such Buyer is entitled to pursuant to this Section 1(a)(i) and the delivery of which is no longer prevented by Section 1(c)(v) (an "Initial Purchased Shares Capacity Notice") (each second (2nd) Trading Day immediately following the delivery to the Escrow Agent of an Initial Purchased Shares Capacity Notice, an "Initial Exchange Shares Delivery Date"), subject to Section 1(c)(v), PublicCo acknowledges that, in each case, without any additional consideration, the Escrow Agent shall transfer from the escrow account governed by the Securities Escrow Agreement and deliver via The Depository Trust Company ("DTC") free delivery / free receive system, the Initial Purchased Shares (once exchanged for the Exchange Shares as set forth herein) (as adjusted for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events occurring after the date hereof and including any securities, cash, rights or other property distributed with respect to such Initial Purchased Shares or in exchange for such Initial Purchased Shares). PublicCo shall notify the Escrow Agent in writing of the occurrence of an Initial Exchange Shares Delivery Date applicable to each Buyer and shall deliver a copy of such notice to such Buyer. Upon request of an Investor Representative (as defined in the applicable Securities Escrow Agreement), upon delivery of any Initial Purchased Shares Capacity Notice to the Escrow Agent, PublicCo hereby agrees to give instructions and to take any additional actions reasonably requested by such Investor Representative, to cause the Escrow Agent to promptly deliver (but in no event later than two (2) Trading Days after such request) the Exchange Shares issued in exchange for Initial Purchased Shares to which the applicable Buyer(s) are entitled pursuant to such Initial Purchased Shares Capacity Notice.
(ii)    Issuance of Additional Shares. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 7 and 8 below, on the Shares Closing Date, PrivateCo shall issue in escrow in the name of the Escrow Agent a number of shares of PrivateCo Common Stock equal to 400% of the number of Initial Purchased Shares, in accordance with the terms hereof and the Securities Escrow Agreement (the "Additional Closing" and together with the Initial Closing, the "Shares Closing").
(b)    Shares Closing. The date and time of the Shares Closing (the "Shares Closing Date") shall be 10:00 a.m., New York City time, on a date mutually agreed to by PrivateCo, PublicCo and each Buyer after notification of satisfaction (or waiver) of the conditions to the Shares Closing set forth in Sections 7 and 8 below, at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022. The Shares Closing may also be undertaken remotely by electronic transfer of Shares Closing documentation.
(c)    Issuance of Warrants and Delivery of Additional Purchased Shares.
(i)    Obligation to Issue Warrants. On the Warrant Closing Date (as defined below), PublicCo shall issue to each Buyer for no additional consideration, (x) Series A-1 Warrants to purchase a number of shares of PublicCo Common Stock equal to 500% of the Initial

Purchased Shares and Series A-2 Warrants to purchase a number of shares of PublicCo Common Stock equal to 450% of the Initial Purchased Shares, respectively, and (y) Series T Warrants to acquire (A) a number of shares of PublicCo Common Stock equal to 320.856% of the Initial Purchased Shares and (B) Series A-1 Warrants and Series A-2 Warrants, each to purchase a number of shares of PublicCo Common Stock equal to 320.856% of the Initial Purchased Shares pursuant to the terms thereof (the "Warrant Closing" and together with the Shares Closing, the "Closings" and each a "Closing").
(ii)    Obligation to Deliver Additional Purchased Shares. Promptly but in any event by no later than:
(a) the earlier to occur of (x) each Reset Date (as defined below) (provided, however, a Buyer may waive such obligation with respect to a Reset Date, in its sole and absolute discretion, by written notice (which may be via e-mail) to PublicCo) and (y) with respect to any Buyer, the first (1st) Trading Day following the delivery, if any, to PublicCo of a written notice by such Buyer (an "Early Delivery Notice") at any time from the fifth (5th) Trading Day (as defined in the Warrants) immediately preceding each Reset Date indicating that such Buyer elects to determine the Per Share Price (as defined below) of such Reset Date using ninety (90%) percent of the sum of the five (5) lowest Weighted Average Prices (as defined in the Warrants) of the shares of PublicCo Common Stock during the period beginning on the tenth (10th) Trading Day immediately preceding the applicable Reset Date and ending on the date such Buyer delivers such Early Delivery Notice to PublicCo, inclusive (as adjusted for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events during such period), divided by five (5) (each such earlier date, a "First Additional Exchange Shares Delivery Date"); and/or
(b) if Section 1(c)(v) prevents the delivery on the applicable First Additional Exchange Shares Delivery Date of all or any portion of the Exchange Shares (as defined in Section 5(d)) issued in exchange of Additional Purchased Shares to a Buyer, the second (2nd) Trading Day immediately after the delivery to the Escrow Agent (with a copy to PublicCo) of a capacity notice by such Buyer in the form attached hereto as Exhibit D setting forth such Buyer's election to receive all or any portion of the Exchange Shares issued in exchange of the Additional Purchased Shares such Buyer is entitled to pursuant to this Section 1(c)(ii) and the delivery of which is no longer prevented by Section 1(c)(v) (an "Additional Purchased Shares Capacity Notice" and together with the Initial Purchased Shares Capacity Notice, a "Capacity Notice") (each First Additional Exchange Shares Delivery Date and each second (2nd) Trading Day immediately following the delivery to the Escrow Agent of an Additional Purchased Shares Capacity Notice, an "Additional Exchange Shares Delivery Date" and together with the Initial Exchange Share Delivery Date, the "Exchange Shares Delivery Date"),
subject to Section 1(c)(v), PublicCo acknowledges that, in each case, without any additional consideration, the Escrow Agent shall transfer from the escrow account governed by the Securities Escrow Agreement and deliver to such Buyer via DTC free delivery / free receive system, the Additional Purchased Shares (once exchanged for the Exchange Shares as set forth herein) (as adjusted for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events occurring after the date hereof and including any securities, cash, rights or other property distributed with respect to such

Additional Purchased Shares or in exchange for such Additional Purchased Shares), which such Exchange Shares issued in exchange of Additional Purchased Shares shall be equal to the lesser of:
(A) the number of Exchange Shares issued in exchange for the Additional Purchased Shares deposited in such Buyer's escrow account and remaining in such Buyer's escrow account, if any, as of the applicable date of determination (as adjusted for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events occurring after the date hereof); and
(B) the number of Exchange Shares issued in exchange for the number of Additional Purchased Shares (if positive) obtained by subtracting (I) the quotient determined by dividing (x) the aggregate Purchase Price paid by such Buyer on the Shares Closing Date, by (y) with respect to each applicable Buyer, the lower of (1) the Closing Per Share Price and (2) the lowest Per Share Price related to all the Reset Date(s) preceding the applicable Reset Date, if any (as adjusted for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events related to the PublicCo Common Stock occurring after the Shares Closing Date or the applicable Reset Date, as applicable), from (II) the quotient determined by dividing (x) the aggregate Purchase Price paid by such Buyer on the Shares Closing Date, by (y) with respect to such Buyer, the Per Share Price applicable to such Reset Date.
(iii)    PublicCo shall notify the Escrow Agent in writing of the occurrence of a First Additional Exchange Shares Delivery Date applicable to each Buyer and shall deliver a copy of such notice to such Buyer. On the First Additional Exchange Shares Delivery Date relating to the Final Reset Date (as defined below) applicable to each Buyer, the Investor Representative related to such Buyer and PublicCo shall instruct the Escrow Agent to release to the PrivateCo holders set forth on Schedule 1(c)(iii) hereto, in accordance with each such holder's pro rata share as set forth on Schedule 1(c)(iii), from the applicable escrow account governed by the Securities Escrow Agreement any Exchange Shares issued in exchange for Additional Purchased Shares to the extent that the Buyer(s) affiliated with such Investor Representative is not entitled to receive such Exchange Shares pursuant to this Section 1(c)(iii) without giving effect to the limitations under Section 1(c)(v). Upon request of an Investor Representative, upon delivery of any Additional Purchased Shares Capacity Notice to the Escrow Agent, PublicCo hereby agrees to give instructions and to take any additional actions reasonably requested by such Investor Representative, to cause the Escrow Agent to promptly deliver (but in no event later than two (2) Trading Days after such request) the Exchange Shares issued in exchange for Additional Purchased Shares to which the applicable Buyer(s) are entitled pursuant to such Additional Purchased Shares Capacity Notice. Notwithstanding the foregoing, PublicCo shall not be obligated to issue or deliver to all Buyers under this Agreement, any shares in excess of the number of Exchange Shares represented by the Additional Purchased Shares (which, for the avoidance of doubt, does not include the Warrant Shares to be delivered) deposited with the Escrow Agent under the Securities Escrow Agreement.
As used in this Agreement:
"Closing Per Share Price" means the quotient obtained by dividing (x) the Purchase Price paid by such Buyer on the Shares Closing Date, by (y) the amount of Initial Purchased Shares purchased by such Buyer on the Shares Closing Date (as adjusted for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events related to the PublicCo Common Stock occurring after the Shares Closing Date, including the Merger).
"Per Share Price" means ninety (90%) percent of the arithmetic average of the five (5) lowest Weighted Average Prices of the PublicCo Common Stock during the period beginning on the tenth (10th) Trading Day immediately preceding the applicable Reset Date and ending, with respect to each applicable Buyer, on the First Additional Exchange Shares Delivery Date related to such Reset Date, inclusive (as adjusted for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events related to the PublicCo Common Stock occurring after the applicable Reset Date).
"Reset Date" means each of the following dates: (i) the tenth (10th) Trading Day immediately following the Shares Closing Date; (ii) the forty-fifth (45th) calendar day immediately following the Shares Closing Date or, if such date falls on a Holiday (as defined in the Warrants), the next day that is not a Holiday; (iii) the ninetieth (90th) calendar day immediately following the Shares Closing Date or, if such date falls on a Holiday, the next day that is not a Holiday; and (iv) the one-hundred thirty-fifth (135th) calendar day immediately following the Shares Closing Date or, if such date falls on a Holiday, the next day that is not a Holiday (such date, the "Final Reset Date").
(iv)    Mechanics of Delivery of Exchange Shares.
(1)    General. PublicCo shall be responsible for all fees and expenses of its transfer agent (the "Transfer Agent") and all fees and expenses with respect to the delivery of Exchange Warrants issued in exchange of Bridge Warrants and Exchange Shares issued in exchange of Purchased Shares and transfer of such shares to each Buyer's or its designee's balance account with DTC, if any, including, without limitation, for same day processing. PublicCo's obligations to cause the Transfer Agent to deliver and transfer Exchange Warrants issued in exchange of Bridge Warrants and Exchange Shares issued in exchange of Purchased Shares to the Buyers in accordance with the terms and subject to the conditions hereof and the Securities Escrow Agreement are absolute and unconditional, irrespective of any action or inaction by such Buyer to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person (as defined below) or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination. Notwithstanding anything to the contrary contained herein, in no event will any Exchange Warrants issued in exchange of Bridge Warrants or Exchange Shares issued in exchange of Purchased Shares be delivered with any restrictive legends or any restrictions or limitations on resale by the Buyers, except in the case of Buyer who is then an affiliate of PublicCo; provided, that PublicCo acknowledges and agrees that no Buyer will be an affiliate of PublicCo as a result of the transactions contemplated hereby. If PublicCo and/or the Transfer Agent requires any legal opinions with respect to the delivery of Exchange Warrants issued in exchange of Bridge Warrants or any Exchange Shares issued in exchange of Purchased Shares without restrictive legends or the removal of any such restrictive legends, PublicCo agrees to cause, at its sole cost and expense, its legal counsel to issue any such legal opinions. PublicCo hereby acknowledges and agrees that the holding period of Exchange

Warrants issued in exchange of Bridge Warrants and any Exchange Shares issued in exchange of Purchased Shares delivered hereunder for purposes of Rule 144 (as defined below) shall be deemed to have commenced on the Shares Closing Date. For purposes of this Agreement, "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.
(2)    PublicCo's Failure to Timely Deliver Exchange Shares. If PublicCo shall fail for any reason or for no reason to credit such Buyer's or its designee's balance account with DTC on the applicable Exchange Shares Delivery Date for such number of Exchange Shares issued in exchange of shares of PublicCo Common Stock to which such Buyer is entitled under Section 1 (a "Delivery Failure"), then, in addition to all other remedies available to such Buyer, PublicCo shall pay in cash to such Buyer on each day after such Exchange Shares Delivery Date that PublicCo shall fail to credit such Buyer's or its designee's balance account with DTC for the number of shares of PublicCo Common Stock to which such Buyer is entitled pursuant to PublicCo's obligation pursuant to clause (ii) below, an amount equal to 1.5 % of the product of (A) the number of Exchange Shares not issued to such Buyer on or prior to the applicable Exchange Shares Delivery Date and to which the Buyer is entitled, and (B) any trading price of the PublicCo Common Stock selected by the Buyer in writing as in effect at any time during the period beginning on the applicable Exchange Shares Delivery Date and ending on the date PublicCo makes the applicable cash payment, and if on or after such Trading Day such Buyer (or any Person in respect of, or on behalf, of such Buyer) purchases (in an open market transaction or otherwise) shares of PublicCo Common Stock related to the applicable Delivery Failure, then, in addition to all other remedies available to such Buyer, PublicCo shall, within two (2) Trading Days after such Buyer's request and in such Buyer's discretion, either (i) pay cash to such Buyer in an amount equal to such Buyer's total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the shares of PublicCo Common Stock so purchased (the "Buy-In Price"), at which point PublicCo's obligation to credit such Buyer's or its designee's balance account with DTC for such shares of PublicCo Common Stock shall terminate, or (ii) promptly honor its obligation to credit such Buyer's or its designee's balance account with DTC and pay cash to such Buyer in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of PublicCo Common Stock, multiplied by (B) any trading price of the PublicCo Common Stock selected by such Buyer in writing as in effect at any time during the period beginning on the applicable Exchange Shares Delivery Date and ending on the date of such delivery and payment under this Section 1(c)(iv)(2). Nothing shall limit any Buyer's right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to PublicCo's failure to timely electronically deliver shares of PublicCo Common Stock as required pursuant to the terms hereof. Notwithstanding the foregoing, any payments made by PublicCo to any Buyer pursuant to this Section 1(c)(iv)(2) shall be made without withholding or deduction for any taxes, unless required by law, in which case PublicCo will pay such additional amounts as will result, after such withholding or deduction, in the receipt by each Buyer of the amounts that would otherwise have been receivable in respect thereof.
(3)    Charges, Taxes and Expenses. Issuance of the Purchased Shares to the Escrow Agent and subsequent delivery of the Exchange Shares issued in exchange thereof to the Buyers shall be made without charge to the Buyers for any issue or transfer tax or other incidental expense in respect of such issuance and transfer, all of which taxes (other than the

Buyers' income taxes) and expenses shall be paid by PublicCo, and the Exchange Shares issued in exchange of such Purchased Shares shall be delivered in the name of the respective Buyer or in such name or names as may be directed by the respective Buyer.
(4)    Closing of Books. Neither PrivateCo nor PublicCo will close its stockholder books or records in any manner which prevents the timely exercise of such Buyer's rights with respect to the Exchange Warrants issued in exchange of the Bridge Warrants or Exchange Shares issued in exchange of the Purchased Shares.
(v)    Blocker. Notwithstanding anything to the contrary contained herein, PublicCo shall not deliver Exchange Shares issued in exchange of Purchased Shares, and no Buyer shall have the right to receive Exchange Shares issued in exchange of Purchased Shares, and any such delivery shall be null and void and treated as if never made, to the extent that after giving effect to such delivery, such Buyer together with its other Attribution Parties (as defined in the Warrants) would beneficially own in excess of such percentage corresponding to the checked box on such Buyer's signature page attached hereto (the "Maximum Percentage") of the number of shares of PublicCo Common Stock outstanding immediately after giving effect to such delivery. For purposes of the foregoing sentence, the aggregate number of shares of PublicCo Common Stock beneficially owned by such Buyer and the other Attribution Parties shall include the number of shares of PublicCo Common Stock held by such Buyer and all other Attribution Parties plus the number of Exchange Shares issued in exchange of Purchased Shares delivered to such Buyer pursuant to Section 1 hereof with respect to which the determination of such sentence is being made, but shall exclude the number of shares of PublicCo Common Stock which would be issuable upon (i) exercise of the remaining, unexercised portion of the Warrants beneficially owned by such Buyer or any of the other Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of PublicCo beneficially owned by such Buyer or any of the other Attribution Parties (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of this Section 1(c)(v), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). For purposes of determining the number of outstanding shares of PublicCo Common Stock that the Buyers may receive without exceeding the Maximum Percentage, the Buyers may rely on the number of outstanding shares of PublicCo Common Stock as reflected in (1) PublicCo's most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q or other public filing with the SEC, as the case may be, (2) a more recent public announcement by PublicCo or (3) any other written notice by PublicCo or the Transfer Agent setting forth the number of shares of PublicCo Common Stock outstanding (the "Reported Outstanding Share Number"). If PublicCo receives a Capacity Notice from such Buyer at a time when the actual number of outstanding shares of PublicCo Common Stock is less than the Reported Outstanding Share Number, PublicCo shall promptly notify the Buyers in writing of the number of shares of PublicCo Common Stock then outstanding and, to the extent that such Capacity Notice would otherwise cause a Buyer's beneficial ownership, as determined pursuant to this Section 1(c)(v), to exceed the Maximum Percentage, such Buyer must notify PublicCo of a reduced number of Exchange Shares issued in exchange of Purchased Shares to be delivered pursuant to such Capacity Notice. For any reason at any time, upon the written or oral request of a Buyer, PublicCo shall within one (1) Business Day (as defined below) confirm in writing or by electronic mail to such Buyer the number of shares of PublicCo Common Stock then outstanding. In any case, the number of outstanding shares of PublicCo Common Stock shall be determined after giving effect to the conversion or exercise of securities of PublicCo, including the Warrants held by each Buyer and the other Attribution Parties since the date as of which the Reported Outstanding Share Number was reported. In the event that the delivery of Exchange Shares issued in exchange of Purchased Shares to such Buyer results in such Buyer and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of PublicCo Common Stock (as determined under Section 13(d) of the 1934 Act), the number of shares so delivered by which such Buyer's and the other Attribution Parties' aggregate beneficial ownership exceeds the Maximum Percentage (the "Excess Shares") shall be deemed null and void and shall be cancelled ab initio, and such Buyer shall not have the power to vote or to transfer the Excess Shares. If a Buyer's right to receive Exchange Shares issued in exchange of Purchased Shares is limited, in whole or in part, by this Section 1(c)(v), all such Exchange Shares issued in exchange of Purchased Shares that are so limited shall be held in abeyance for the benefit of such Buyer by the Escrow Agent until the earlier to occur of the fifth (5th) anniversary of the Shares Closing Date and such time as such Buyer notifies PublicCo that its right thereto would not result in such Buyer exceeding the Maximum Percentage and PublicCo shall promptly but in any event within two (2) Trading Days after the delivery of such Capacity Notice deliver to such Buyer the Exchange Shares issued in exchange of such Purchased Shares. Upon delivery of a written notice to PublicCo, each Buyer may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to PublicCo and (ii) any such increase or decrease will apply only to such Buyer and the other Attribution Parties and not to any of the other Buyers that is not an Attribution Party of such Buyer. For purposes of clarity, the Exchange Shares issued in exchange of the Purchased Shares deliverable pursuant to the terms hereof in excess of the Maximum Percentage shall not be deemed to be beneficially owned by such Buyer for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 1(c)(v) to the extent necessary to correct this paragraph or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 1(c)(v) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor of such Buyer. As used herein, "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York, New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay at home", "shelter-in-place", "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York, New York generally are open for use by customers on such day.
(d)    Warrant Closing. The time of the Warrant Closing shall be 10:00 a.m., New York City time on the eleventh (11th) Trading Day immediately following the Shares Closing Date (the "Warrant Closing Date" and together with the Shares Closing Date, the "Closing Dates" and each a "Closing Date"), at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New

York, New York 10022. The Warrant Closing may also be undertaken remotely by electronic transfer of Warrant Closing documentation.
(e)    Purchase Price. The purchase price for the Purchased Shares and the related Warrants to be purchased by each Buyer pursuant to this Agreement shall be the amount set forth opposite such Buyer's name in column (3) of the Schedule of Buyers (the "Purchase Price"). If a Buyer, or an affiliate of such Buyer, is also party to that certain Securities Purchase Agreement, dated as of December 13, 2022, by and between PrivateCo and the buyers thereto (the "Bridge Securities Purchase Agreement"), such Buyer, or such Buyer's affiliate, shall surrender of such Buyer's, or such Buyer's affiliate's, Note (as defined below), the Purchase Price shall be offset by an amount equal to the Outstanding Amount (as defined in the Note) due and payable by PrivateCo to such Buyer, or such Buyer's affiliate, on the Shares Closing Date under those senior secured notes (the "Notes") issued by PrivateCo pursuant to the Bridge Securities Purchase Agreement. PrivateCo and each Buyer that is, or has an affiliate that is, a party to the Bridge Securities Purchase Agreement, acknowledges and agrees that, effective immediately upon the Shares Closing and the issuance of Initial Purchased Shares hereunder, and immediately prior to the consummation of the Merger, pursuant to Section 1 of the Notes, the Note, if any, issued to such Buyer or such Buyer's affiliates shall be deemed to have been repaid concurrently with the Shares Closing, shall have no further force and effect and shall be deemed to be cancelled.
(f)    Form of Payment. On the Shares Closing Date, (i) each Buyer shall pay its respective Purchase Price (less, (x) in the case of Altium Growth Fund, LP (the "Lead Investor"), any amounts withheld pursuant to Section 5(h) and (y) in the case of any Buyer as described in Section 1(e), any Outstanding Amount pursuant to such Buyer's, or such Buyer's affiliate's, Note surrendered to PrivateCo pursuant to Section 1(e)) to PrivateCo for the Purchased Shares and the related Warrants to be issued and sold to such Buyer pursuant to this Agreement by wire transfer of immediately available funds in accordance with PrivateCo's written wire instructions and (ii) PrivateCo shall deliver to each Buyer such Buyer's pro rata share of the Initial Purchased Shares, subject to Section 1(a)(i). On the Warrant Closing Date, for no additional consideration, PublicCo shall deliver to each Buyer a Series A-1 Warrant and a Series A-2 Warrant, in each case, pursuant to which such Buyer shall have the right to acquire a number of shares of PublicCo Common Stock equal to 500% of the Initial Purchased Shares and a number of shares of PublicCo Common Stock equal to 450% of the Initial Purchased Shares, respectively, and a Series T Warrant pursuant to which such Buyer shall have the right to acquire a number of shares of PublicCo Common Stock equal to 320.856% of the Initial Purchased Shares, duly executed on behalf of PublicCo and registered in the name of such Buyer or its designee.
(g)    Additional Series A-1 Warrants and Series A-2 Warrants. PublicCo shall, pursuant to the terms and conditions set forth in the Series T Warrants, issue additional Series A-1 Warrants and Series A-2 Warrants to the holders of Series T Warrants. PublicCo hereby acknowledges and agrees that (i) such additional Series A-1 Warrants and Series A-2 Warrants shall, for all intents and purposes under this Agreement and all other Transaction Documents, be also deemed "Series A-1 Warrants" and "Series A-2 Warrants", respectively and (ii) such shares of PublicCo Common Stock issuable upon exercise of the Series A-1 Warrants and Series A-2 Warrants shall, for all intents and purposes under this Agreement and all other Transaction Documents, also be deemed "Series A-1 Warrant Shares" and "Series A-2 Warrant Shares", respectively.

2.    BUYER'S REPRESENTATIONS AND WARRANTIES. Each Buyer, severally and not jointly, represents and warrants with respect to only itself to each of PrivateCo and PublicCo that, as of the date hereof and as of the Shares Closing Date:
(a)    No Public Sale or Distribution. Such Buyer is (i) acquiring the Purchased Shares and the Warrants and (ii) upon exercise of the Warrants (other than pursuant to a Cashless Exercise (as defined in the Warrants)) will acquire the Warrant Shares issuable upon exercise of the Warrants, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act; provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act. Such Buyer is acquiring the Securities hereunder in the ordinary course of its business. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities.
(b)    Accredited Investor Status; No Disqualification Events. Such Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D. To the extent such Buyer is a beneficial owner of 10% or more of PublicCo Common Stock as of the date hereof or as of the Shares Closing Date, none of (i) such Buyer, (ii) any of such Buyer's directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, or (iii) any beneficial owner of PrivateCo's or PublicCo's voting equity securities (in accordance with Rule 506(d) of the 1933 Act) held by such Buyer is subject to any Disqualification Event (as defined below), except for Disqualification Events covered by Rule 506(d)(2) or (d)(3) under the 1933 Act and disclosed reasonably in advance of the Shares Closing in writing in reasonable detail to PrivateCo and PublicCo.
(c)    Reliance on Exemptions. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that PrivateCo and PublicCo are relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.
(d)    Information. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of PrivateCo and PublicCo and materials relating to the offer and sale of the Securities that have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of PrivateCo and PublicCo. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on PrivateCo's and PublicCo's representations and warranties contained herein. Such Buyer understands that its investment in the Securities involves a high degree of risk. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities. Such Buyer acknowledges and agrees that Evolution Venture Partners, LLC (the "Placement Agent") nor any Affiliate (as defined in Rule 144) of the Placement Agent has provided such Buyer with any information or advice with respect to the Securities nor is such information or advice necessary or desired. Neither the Placement Agent nor any Affiliate has made or makes any representation as to PrivateCo and PublicCo or the quality of the Securities and the Placement Agent and any Affiliate may have acquired non-public information with respect to PrivateCo and PublicCo which such Buyer agrees need not be provided to it. In connection with the issuance of the Securities to such Buyer, neither the Placement Agent nor any of its affiliates has acted as a financial advisor or fiduciary to such Buyer.
(e)    No Governmental Review. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.
(f)    Transfer or Resale. Such Buyer understands that: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) subject to Section 1(c)(iv)(1), such Buyer shall have delivered to PublicCo an opinion of counsel, in a form reasonably acceptable to PublicCo, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, (C) such Buyer provides PublicCo with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act, as amended, (or a successor rule thereto) (collectively, "Rule 144") or (D) to an accredited investor in a private transaction exempt from the registration requirements of the 1933 Act; (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) except as provided in the Registration Rights Agreement, neither PublicCo nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder; provided, however, that on the Shares Closing Date, (x) the Purchased Shares will be exchanged, or pursuant to Section 5(d) will be exchangeable, for shares of PublicCo Common Stock and (y) the Bridge Warrants will be exchanged for Exchange Warrants, which are exercisable to purchase shares of PublicCo Common Stock, in each case, registered under the 1933 Act pursuant to the registration statement on Form S-4 to be filed by PublicCo in connection with the transactions contemplated by the Merger Agreement (as amended from time to time, the "Form S-4"). Notwithstanding the foregoing, the Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide PublicCo with any notice thereof or otherwise make any delivery to PublicCo pursuant to this Agreement or any other Transaction Document, including, without limitation, this Section 2(f).
(g)    Legends. Such Buyer understands that the certificates or other instruments representing the Purchased Shares and the Warrants and, until such time as the resale or exchange of the Purchased Shares and the Warrant Shares have been registered under the 1933 Act as contemplated by the Registration Rights Agreement or the Form S-4, as applicable, the stock certificates representing the Securities, except as set forth below, shall bear a restrictive legend in the following form (and a stop-transfer order may be placed against transfer of such stock certificates):
[NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN][THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL SELECTED BY THE HOLDER, IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD (X) PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR (Y) TO AN ACCREDITED INVESTOR IN A PRIVATE TRANSACTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.
The legend set forth above shall be removed and PublicCo shall issue a certificate without such legend to the holder of the Securities upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at DTC, if (i) such Securities are registered for resale under the 1933 Act or exchanged for other securities in a transaction registered under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, except as provided in Section 1(c)(iv)(1), such holder provides PublicCo with an opinion of counsel, in a form reasonably acceptable to PublicCo, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, or (iii) the Securities can be sold, assigned or transferred pursuant to Rule 144 or to an accredited investor in a private transaction exempt from the registration requirements of the 1933 Act. PublicCo shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance. If PublicCo shall fail for any reason or for no reason to issue to the holder of the Securities within two (2) Trading Days after the occurrence of any of (i) through (iii) above (the initial date of such occurrence, the "Legend Removal Date" and such failure, a "Legend Removal Failure"), a certificate without such legend to such holder or to issue such Securities to such holder by electronic delivery at the applicable balance account at DTC, then, in addition to all other remedies available to such holder, PublicCo shall pay in cash to such holder on each day after the second

(2nd) Trading Day after the Legend Removal Date and during such Legend Removal Failure an amount equal to 2.0% of the product of (i) the number of shares represented by such certificate, and (ii) any trading price of the PublicCo Common Stock selected by the holder in writing as in effect at any time during the period beginning on the applicable Legend Removal Date and ending on the date PublicCo makes the applicable cash payment, and if on or after such Trading Day the holder purchases (in an open market transaction or otherwise) PublicCo Common Stock relating to the applicable Legend Removal Failure, then PublicCo shall, within two (2) Trading Days after the holder's request and in the holder's discretion, either (i) pay cash to the holder in an amount equal to the holder's total purchase price (including brokerage commissions, if any) for the PublicCo Common Stock so purchased (the "Legend Buy-In Price"), at which point the obligation of PublicCo to deliver such unlegended Securities shall terminate, or (ii) promptly honor its obligation to deliver to the holder such unlegended Securities as provided above and pay cash to the holder in an amount equal to the excess (if any) of the Legend Buy-In Price over the product of (A) such number of shares of PublicCo Common Stock, times (B) any trading price of the PublicCo Common Stock selected by the holder in writing as in effect at any time during the period beginning on the applicable Legend Removal Date and ending on the date PublicCo makes the applicable cash payment. PublicCo shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance. Notwithstanding the foregoing, any payments made by PublicCo to any Buyer pursuant to this Section 2(g) shall be made without withholding or deduction for any taxes, unless required by law, in which case PublicCo will pay such additional amounts as will result, after such withholding or deduction, in the receipt by each Buyer of the amounts that would otherwise have been receivable in respect thereof.
(h)    Validity; Enforcement. This Agreement and the other Transaction Documents to which such Buyer is a party have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.
(i)    No Conflicts. The execution, delivery and performance by such Buyer of this Agreement and the other Transaction Documents to which such Buyer is a party and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.
(j)    General solicitation. To such Buyer's knowledge, the Securities were not offered to such Buyer by any means of general solicitation or general advertising (within the meaning of Regulation D).

(k)    No Transactions in Securities. Such Buyer and its affiliates represent and warrant that they have not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with such Buyer or its affiliates, engaged in any transactions in the securities of PublicCo (including, without limitations, any short sales involving PublicCo's securities) since the time such Buyer was first contacted by PrivateCo, PublicCo or any other Person regarding an investment in PrivateCo or PublicCo.
3.    REPRESENTATIONS AND WARRANTIES OF PRIVATECO.
PrivateCo represents and warrants to each of the Buyers that, as of the date hereof and as of the Shares Closing Date:
(a)    Organization and Qualification. Each of PrivateCo and its "PrivateCo Subsidiaries" (which for purposes of this Agreement means any entity in which PrivateCo, directly or indirectly, owns any of the capital stock or holds an equity or similar interest) are entities duly organized and validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted and as presently proposed to be conducted. Each of PrivateCo and each of the PrivateCo Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a PrivateCo Material Adverse Effect. As used in this Agreement, "PrivateCo Material Adverse Effect" means any material adverse effect on the business, properties, assets, liabilities, operations, results of operations, condition (financial or otherwise) or prospects of PrivateCo and the PrivateCo Subsidiaries, individually or taken as a whole, or on the transactions contemplated hereby or on the other PrivateCo Transaction Documents (as defined below) or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of PrivateCo to perform any of its obligations under any of the PrivateCo Transaction Documents. PrivateCo has no PrivateCo Subsidiaries. The outstanding shares of capital stock of each of the PrivateCo Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and are owned by PrivateCo or another PrivateCo Subsidiary free and clear of all liens, encumbrances and equities and claims; and no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights to convert any obligations into shares of capital stock or ownership interests in the PrivateCo Subsidiaries are outstanding.
(b)    Authorization; Enforcement; Validity. PrivateCo has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Securities Escrow Agreement, the Lock-Up Agreements (as defined in Section 8(xiii)), and each of the other agreements entered into by PrivateCo in connection with the transactions contemplated by this Agreement (collectively, the "PrivateCo Transaction Documents") and to issue the Purchased Shares in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the other PrivateCo Transaction Documents by PrivateCo and the consummation by PrivateCo of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Purchased Shares, have been duly authorized by PrivateCo's Board of Directors and (other than the filing of a Form D with the SEC and any other filings as may be required by any state securities agencies), no further filing, consent or authorization is required by PrivateCo, its Board of Directors or its members. This Agreement and the other PrivateCo Transaction Documents have been duly executed and delivered by PrivateCo, and constitute the legal, valid and binding obligations of PrivateCo, enforceable against PrivateCo in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.
(c)    Issuance of Purchased Shares. The issuance of the Purchased Shares is duly authorized and, upon issuance in accordance with the terms of the PrivateCo Transaction Documents, the Purchased Shares shall be validly issued and free from all preemptive or similar rights (except for those which have been validly waived prior to the date hereof), taxes, liens and charges and other encumbrances with respect to the issue thereof and the Purchased Shares shall be fully paid and nonassessable with the holders being entitled to all rights accorded to a holder of PrivateCo Common Stock. Assuming the accuracy of each of the representations and warranties set forth in Section 3 of this Agreement, the offer and issuance by PrivateCo of the Purchased Shares is exempt from registration under the 1933 Act.
(d)    No Conflicts. Except as disclosed in Schedule 3(d), the execution, delivery and performance of the PrivateCo Transaction Documents by PrivateCo and any of the PrivateCo Subsidiaries and the consummation by PrivateCo of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Purchased Shares) will not (i) result in a violation of the PrivateCo Certificate of Incorporation (as defined below) or PrivateCo Bylaws (as defined below) or other organizational documents of PrivateCo or any of the PrivateCo Subsidiaries, or any capital stock of PrivateCo or any of the PrivateCo Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which PrivateCo or any of the PrivateCo Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, federal and state securities laws, rules and regulations) and including all applicable foreign, federal and state laws, rules and regulations applicable to PrivateCo or any of the PrivateCo Subsidiaries or by which any property or asset of PrivateCo or any of the PrivateCo Subsidiaries is bound or affected, except, in the case of clauses (ii) and (iii) above, as would not have or reasonably be expected to result in a PrivateCo Material Adverse Effect.
(e)    Consents. Except as disclosed in Schedule 3(e), PrivateCo is not required to obtain any consent from, authorization or order of, or make any filing or registration with (other than the filing of a Form D with the SEC and any other filings as may be required by any state securities agencies), any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the PrivateCo Transaction Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which PrivateCo is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the Shares Closing Date (or in the case of filings detailed above, will be made timely after the Shares Closing Date).

(f)    Acknowledgment Regarding Buyer's Purchase of Securities. PrivateCo acknowledges and agrees that each Buyer is acting solely in the capacity of an arm's length purchaser with respect to the PrivateCo Transaction Documents and the transactions contemplated hereby and thereby and that, prior to the purchase of Securities hereunder, no Buyer is (i) an officer or director of PrivateCo or any of the PrivateCo Subsidiaries, (ii) an "affiliate" (as defined in Rule 144) of PrivateCo or any of the PrivateCo Subsidiaries or (iii) to the knowledge of PrivateCo, a "beneficial owner" of more than 10% of the PrivateCo Common Stock (as defined for purposes of Rule 13d-3 of the 1934 Act). PrivateCo further acknowledges that no Buyer is acting as a financial advisor or fiduciary of PrivateCo or any of the PrivateCo Subsidiaries (or in any similar capacity) with respect to the PrivateCo Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the PrivateCo Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer's purchase of the Securities. PrivateCo further represents to each Buyer that PrivateCo's decision to enter into the PrivateCo Transaction Documents has been based solely on the independent evaluation by PrivateCo and its representatives.
(g)    No General Solicitation; Placement Agent's Fees. Neither PrivateCo, nor any of the PrivateCo Subsidiaries or their affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Initial Purchased Shares. PrivateCo shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for Persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby, including, without limitation, placement agent fees payable to the Placement Agent in connection with the sale of the Initial Purchased Shares. PrivateCo shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorney's fees and out-of-pocket expenses) arising in connection with any such claim. PrivateCo acknowledges that it has engaged the Placement Agent in connection with the sale of the Securities. Other than the Placement Agent, neither PrivateCo nor any of the PrivateCo Subsidiaries has not engaged any placement agent or other agent in connection with the offer or sale of the Initial Purchased Shares.
(h)    No Integrated Offering. None of PrivateCo, the PrivateCo Subsidiaries, their affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, or cause this offering of the Initial Purchased Shares to require approval of the members of PrivateCo for purposes of the 1933 Act or any applicable member approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of PublicCo are listed or designated for quotation. None of PrivateCo, the PrivateCo Subsidiaries, their affiliates nor any Person acting on their behalf will take any action or steps that would require registration of the issuance of any of the Initial Purchased Shares under the 1933 Act or cause the offering of any of the Securities to be integrated with other offerings for purposes of any such applicable stockholder approval provisions.
(i)    Application of Takeover Protections; Rights Agreement. PrivateCo and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested stockholder, business combination (including, without limitation, under Section 203 of the Delaware General Corporation Law), poison pill (including, without limitation, any distribution under a rights agreement) or other similar anti-takeover provision under the PrivateCo Certificate of Incorporation, PrivateCo Bylaws or other organizational documents or the laws of the jurisdiction of its formation which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, PrivateCo's issuance of the Purchased Shares and any Buyer's ownership of the Securities. PrivateCo and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any member rights plan or similar arrangement relating to accumulations of beneficial ownership of PrivateCo Common Stock or a change in control of PrivateCo or any of the PrivateCo Subsidiaries.
(j)    S-4; Financial Statements. As of the dates of the filing of the Form S-4, including any amendments thereto, the sections of the Form S-4 titled "Risk Factors — Risks Related to GRI's Business, Financial Position and Capital Requirements," "GRI Business," "GRI Management's Discussion and Analysis of Financial Condition and Results of Operations," "Related Party Transactions of Directors and Executive Officers of GRI" and "Principal Securityholders of GRI," at the time the Form S-4 or such amendment thereto was filed with the SEC, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as set forth on Schedule 3(j), PrivateCo has no liabilities or obligations, absolute or contingent (individually or in the aggregate), except (i) liabilities and obligations incurred after December 31, 2021 in the ordinary course of business that are not material and (ii) obligations under contracts made in the ordinary course of business that would not be required to be reflected in financial statements prepared in accordance with U.S. generally accepted accounting principles, consistently applied during the periods involved ("GAAP"). PrivateCo has made available to Buyer its unaudited financial statements as of and for the years ended December 31, 2020 and 2021, and unaudited financial statements as of and for the nine-month period ended September 30, 2022. Such financial statements complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements fairly present in all material respects the financial position of each of PrivateCo and the PrivateCo Subsidiaries, on a consolidated basis, at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements will be subject to normal adjustments which will not be material, either individually or in the aggregate. No other information provided by or on behalf of PrivateCo to any of the Buyers which is not included in the Form S-4 (including, without limitation, information referred to in Section 2(d) of this Agreement or in the disclosure schedules to this Agreement) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.
(k)    Absence of Certain Changes. Except as disclosed in Schedule 3(k)(i), since December 31, 2021, there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations, condition (financial or otherwise), results of operations or prospects of PrivateCo or the PrivateCo Subsidiaries. Except as disclosed in Schedule 3(k)(ii), since December 31, 2021, neither PrivateCo nor any of the PrivateCo Subsidiaries have (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $100,000 outside of the ordinary course of business or (iii) had capital expenditures, individually or in the aggregate, in excess of $100,000. Neither PrivateCo nor any of the PrivateCo Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does PrivateCo or any of the PrivateCo Subsidiaries have any knowledge or reason to believe that any of its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. PrivateCo and the PrivateCo Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and, after giving effect to the transactions contemplated hereby to occur at the Shares Closing, will not be Insolvent (as defined below). For purposes of this Agreement, "Insolvent" means, with respect to any Person, (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined below), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.
(l)    Conduct of Business; Regulatory Permits. Neither PrivateCo nor any of the PrivateCo Subsidiaries is in violation of any term of or in default under the PrivateCo Certificate of Incorporation, the PrivateCo Bylaws, any certificate of designations, preferences or rights of any outstanding series of preferred stock of PrivateCo or any of the PrivateCo Subsidiaries, or their organizational charter or memorandum of association or certificate of incorporation or articles of association or bylaws, respectively. Neither PrivateCo nor any of the PrivateCo Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to PrivateCo or any of the PrivateCo Subsidiaries, and neither PrivateCo nor any of the PrivateCo Subsidiaries will conduct its business in violation of any of the foregoing, except in all cases for possible violations which would not, individually or in the aggregate, reasonably be expected to have a PrivateCo Material Adverse Effect. PrivateCo and the PrivateCo Subsidiaries possess all certificates, authorizations and permits issued by the appropriate foreign, federal or state regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a PrivateCo Material Adverse Effect, and neither PrivateCo nor any such PrivateCo Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.
(m)     Transactions With Affiliates. Except as set forth in Schedule 3(m), none of the officers, directors or employees of PrivateCo or any of the PrivateCo Subsidiaries is presently a party to any transaction with PrivateCo or any of the PrivateCo Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the PrivateCo or any of the PrivateCo Subsidiaries, any corporation, partnership, trust or other Person in which any such officer, director, or employee has a substantial interest or is an employee, officer, director, trustee or partner.

(n)    Equity Capitalization. As of the date hereof, the authorized capital stock of PrivateCo consists of 40,000,000 shares of PrivateCo Common Stock, of which as of the date hereof (i) 27,189,077 shares of PrivateCo Common Stock are issued and outstanding, (ii) 4,689,9000 shares of PrivateCo Common Stock are reserved for issuance pursuant to PrivateCo's stock option and purchase plans, of which 2,392,375 shares of PrivateCo Common Stock are subject to outstanding PrivateCo options granted under the PrivateCo stock plans and (iii) 1,468,457 shares of PrivateCo Common Stock are reserved for issuance upon exercise of outstanding warrants to purchase PrivateCo Common Stock. No PrivateCo Common Stock are held in treasury. All of such outstanding shares are duly authorized and have been, or upon issuance will be, validly issued and are fully paid and nonassessable. (i) Except as disclosed in Schedule 3(n)(i), hereto, none of PrivateCo's or any PrivateCo Subsidiary's capital equity is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by PrivateCo or any PrivateCo Subsidiary's; (ii) except as disclosed in Schedule 3(n)(ii), there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital equity of PrivateCo or any of the PrivateCo Subsidiaries, or contracts, commitments, understandings or arrangements by which PrivateCo is or may become bound to issue additional capital stock of PrivateCo or any of the PrivateCo Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital equity of PrivateCo or any of the PrivateCo Subsidiaries; (iii) except as disclosed in Schedule 3(n)(iii), there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of PrivateCo or any of the PrivateCo Subsidiaries or by which PrivateCo or any of the PrivateCo Subsidiaries is or may become bound; (iv) except as disclosed in Schedule 3(n)(iv), there are no financing statements securing obligations in any amounts filed in connection with PrivateCo or any of the PrivateCo Subsidiaries; (v), except as disclosed in Schedule 3(n)(v), there are no agreements or arrangements under which PrivateCo or any of the PrivateCo Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act; (vi) except as disclosed in Schedule 3(n)(vi), there are no outstanding securities or instruments of PrivateCo or any of the PrivateCo Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which PrivateCo or any of the PrivateCo Subsidiaries is or may become bound to redeem a security of PrivateCo or any of the PrivateCo Subsidiaries; (vii) except as disclosed in Schedule 3(n)(vii), there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Initial Purchased Shares; (viii) except as disclosed in Schedule 3(n)(viii), neither PrivateCo nor any of its PrivateCo Subsidiaries has any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (ix) except as disclosed in Schedule 3(n)(ix), PrivateCo or any of the PrivateCo Subsidiaries have no liabilities or obligations, other than those incurred in the ordinary course of PrivateCo's or any of the PrivateCo Subsidiary's respective businesses and which, individually or in the aggregate, do not or could not have a PrivateCo Material Adverse Effect. True, correct and complete copies of PrivateCo's certificate of incorporation, as in effect on the date hereof (the "PrivateCo Certificate of Incorporation"), and PrivateCo's bylaws, as amended and as in effect on the date hereof (the "PrivateCo Bylaws"), and the terms of all securities convertible into, or exercisable or exchangeable for, PrivateCo Common Stock and the material rights of the holders thereof in respect thereto shall be provided to the Buyers on the Shares Closing Date.

(o)    Indebtedness and Other Contracts. Neither PrivateCo nor any of the PrivateCo Subsidiaries, (i) except as disclosed in Schedule 3(o)(i), has any outstanding Indebtedness (as defined below), (ii) except as disclosed in Schedule 3(o)(ii), is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would reasonably be expected to result in a PrivateCo Material Adverse Effect, (iii) except as disclosed in Schedule 3(o)(iii), is in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a PrivateCo Material Adverse Effect, or (iv) except as disclosed in Schedule 3(o)(iv), is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of PrivateCo's officers, has or is expected to have a PrivateCo Material Adverse Effect. Schedule 3(o) provides a detailed description of the material terms of such outstanding Indebtedness. Schedule 3(o)(v) provides a list of all material contracts, agreements and instruments of PrivateCo that would be required to be filed as exhibits to a Registration Statement on Form S-1 assuming PrivateCo were to file such a registration statement on the date hereof or the Shares Closing Date, as applicable. For purposes of this Agreement (other than Section 4(k)): (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, "finance leases" in accordance with GAAP) (other than (1) trade payables entered into in the ordinary course of business consistent with past practice and (2) costs and expenses incurred in connection with the transactions contemplated by each of the Transaction Documents, the Transaction Documents (as defined in the Bridge Securities Purchase Agreement) and the Merger Agreement (including all legal fees and disbursements in connection therewith, documentation and implementation of the transactions contemplated by the therein and due diligence in connection therewith)), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, is classified as a finance lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, claim, lien, tax, right of first refusal, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations (as defined below) in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, finance lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.
(p)    Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of PrivateCo, threatened against or affecting PrivateCo or any of the PrivateCo Subsidiaries, the PrivateCo Common Stock or any of the PrivateCo Subsidiary's capital stock or any of PrivateCo's or any of the PrivateCo Subsidiary's officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such, except as set forth in Schedule 3(p). The matters set forth in Schedule 3(p) would not reasonably be expected to have a PrivateCo Material Adverse Effect.
(q)    Insurance. PrivateCo and each of the PrivateCo Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of PrivateCo believes to be prudent and customary in the businesses in which PrivateCo and the PrivateCo Subsidiaries are engaged. Neither PrivateCo nor any of the PrivateCo Subsidiaries has been refused any insurance coverage sought or applied for and neither PrivateCo nor any of the PrivateCo Subsidiaries has any reason to believe that it will be unable to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a PrivateCo Material Adverse Effect.
(r)    Employee Benefits. Schedule 3(r) sets forth a complete and accurate list of all PrivateCo Benefit Plans that are an "employee pension benefit plan" within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("ERISA"), whether or not such plan is subject to ERISA (each, a "PrivateCo Pension Plan"). For purposes of this Section 3(r), a "PrivateCo Benefit Plan" means any "employee benefit plan" within the meaning of Section 3(3) of ERISA and any employee benefit plan, program, policy, practices, or other arrangement providing compensation or benefits to any current or former employee, officer or director of PrivateCo, the PrivateCo Subsidiaries or their ERISA Affiliates or any beneficiary or dependent thereof, whether written or unwritten, that is sponsored, maintained or contributed by PrivateCo, the PrivateCo Subsidiaries or any of their ERISA Affiliates contributes. For purposes of this Section 3(r), an entity is an "ERISA Affiliate" of PrivateCo or any PrivateCo Subsidiary if it would have ever been considered a single employer with PrivateCo or a PrivateCo Subsidiary under ERISA Section 4001(b) or Section 414(b), (c) or (m) of the Internal Revenue Code of 1986, as amended (the "Code"). Each PrivateCo Benefit Plan has been administered in all material respects in accordance with its terms all applicable laws and each of PrivateCo, the PrivateCo Subsidiaries and their ERISA Affiliates is in compliance in all material respects with all applicable provisions of ERISA and the terms of any PrivateCo Benefit Plan. No "reportable event" (as defined in Section 4043 of ERISA (other than a "reportable event" as to which the PBGC has regulation or otherwise waived the requirement of Section 4043(a) of ERISA that it be notified within thirty (30) days of the occurrence of such event)) has occurred with respect to any PrivateCo Pension Plan; none of PrivateCo, any PrivateCo Subsidiaries or any of their ERISA Affiliates has incurred or expects to incur material liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any Pension Plan or any other "pension plan" (as defined in ERISA) or (ii) Sections 412 or 4971 of the Code; and each Pension Plan that is intended to be qualified under

Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification. Except for liabilities that arise solely out of, or relate solely to, an PrivateCo Benefit Plan, none of PrivateCo, the PrivateCo Subsidiaries or their ERISA Affiliates has any current or contingent liabilities (i) to any "employee benefit plan" (as defined in ERISA); (ii) under Title IV of ERISA, (iii) under Section 302 of ERISA, (iv) under Sections 412 and 4971 of the Code, (v) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (vi) under corresponding or similar provisions of foreign Laws or regulations. Each stock option, if any, granted by PrivateCo, any PrivateCo Subsidiaries or any of their ERISA Affiliates was granted (i) in accordance with the terms of the applicable stock option plan of such entity and (ii) with an exercise price at least equal to the fair market value of such capital stock on the date such stock option would be considered granted under GAAP and applicable law.
(s)    Employee Relations. Neither PrivateCo nor any of the PrivateCo Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. PrivateCo and the PrivateCo Subsidiaries believe that their relations with their respective employees are good. No executive officer (as defined in Rule 501(f) promulgated under the 1933 Act) or other key employee of PrivateCo or any of the PrivateCo Subsidiaries has notified PrivateCo or any such PrivateCo Subsidiary that such officer intends to leave PrivateCo or any such PrivateCo Subsidiary or otherwise terminate such officer's employment with PrivateCo or any such PrivateCo Subsidiary. No executive officer or other key employee of PrivateCo or any of the PrivateCo Subsidiaries is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer or other key employee (as the case may be) does not subject PrivateCo or any of the PrivateCo Subsidiaries to any liability with respect to any of the foregoing matters. PrivateCo and the PrivateCo Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a PrivateCo Material Adverse Effect. To the knowledge of PrivateCo and the PrivateCo Subsidiaries, (i) no allegations of sexual harassment have been made against any employee of PrivateCo or any of the PrivateCo Subsidiaries, and (ii) none of PrivateCo or the PrivateCo Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment or misconduct by an employee of PrivateCo or any of the PrivateCo Subsidiaries.
(t)    Real Property.
(i)    PrivateCo does not own any real property. PrivateCo has good, valid and marketable title to all personal property owned by it which is material to the business of PrivateCo and the PrivateCo Subsidiaries, in each case, free and clear of all liens, encumbrances and defects.
(ii)    Schedule 3(t)(ii) sets forth a complete and accurate list of all leases, subleases, licenses, occupancy and other agreements (including all amendments, modifications and supplements thereof and assignments and subleases thereof) (the "PrivateCo Leases"; and each, a "PrivateCo Lease") under which PrivateCo or the PrivateCo Subsidiaries, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property (the "PrivateCo Real Property"). Each of PrivateCo and the PrivateCo Subsidiaries has a valid and enforceable leasehold estate in all PrivateCo Real Property free and clear of all liens, encumbrances and defects, and (ii) no default or breach by PrivateCo or the PrivateCo Subsidiaries, nor any event with respect to PrivateCo or the PrivateCo Subsidiaries that with notice or the passage of time would result in a default or breach, has occurred under any PrivateCo Lease, nor does PrivateCo or the PrivateCo Subsidiaries have knowledge of the existence of, any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by any other contracting parties under any such PrivateCo Real Property.
(iii)    None of PrivateCo or the PrivateCo Subsidiaries has granted or entered into any sublease, license, option, right of first refusal or other contractual right or similar agreement to purchase, assign or dispose of the PrivateCo Real Property or to allow or grant to any third party the right to use or occupy the PrivateCo Real Property. None of PrivateCo or the PrivateCo Subsidiaries has received any written notice of assessments for public improvements against the PrivateCo Real Property or written notice or law, rule, regulation, order, judgment or decree by any governmental authority, insurance company or board of fire underwriters or other body exercising similar functions that relates to violations of building, safety or fire ordinances or regulations that would have, or would reasonably be expected to have, a PrivateCo Material Adverse Effect on the value of such PrivateCo Real Property or its use in connection with the business of the PrivateCo or the PrivateCo Subsidiaries.
(u)    Intellectual Property Rights. PrivateCo and the PrivateCo Subsidiaries owns (free and clear of all liens, encumbrances and defects) or possesses a valid license or other lawful right to use all Intellectual Property Rights (as defined below) necessary, used or held for use, to conduct its business as presently conducted and as presently proposed to be conducted. Each of the registrations or applications for registration of Intellectual Property Rights (including issued patents and applications for patent) owned or licensed to PrivateCo and the PrivateCo Subsidiaries is listed on Schedule 3(u)(i), and each item of such Intellectual Property Rights is (A) not invalid and (B) enforceable. Each of the licenses (in-bound or out-bound) of Intellectual Property Rights or other contracts (including settlement agreements) with respect to the use, ownership or enforcement of Intellectual Property Rights to which any of PrivateCo and the PrivateCo Subsidiaries is a party is listed on Schedule 3(u)(ii), each such contract is valid and enforceable against PrivateCo and the PrivateCo Subsidiaries and, to the knowledge of PrivateCo and the PrivateCo Subsidiaries, its counterparty(ies), and none of PrivateCo or the PrivateCo Subsidiaries and, to the knowledge of PrivateCo and the PrivateCo Subsidiaries, none of the counterparties to any such contract, is in default or breach thereunder or thereof. Except as set forth in Schedule 3(u)(iii), none PrivateCo and the PrivateCo Subsidiaries Intellectual Property Rights listed or required to be listed on Schedule 3(u)(i) has expired or terminated, has been abandoned or canceled, or adjudged invalid or unenforceable or are scheduled or expected to expire or terminate or are scheduled or expected to be abandoned or canceled, or adjudged invalid or unenforceable, within three (3) calendar months from the date of mutual execution of this Agreement. The conduct of the business of PrivateCo and the PrivateCo Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate or conflict with the Intellectual Property Rights of others, and in the past six (6) calendar years, no claim, action or proceeding (including in the U.S. Patent and Trademark Office, or any corresponding non-U.S. authority, or before any other governmental authority) has been made or brought alleging the foregoing. There is no claim, action or proceeding that has been made or brought in the past six (6) years by or against, being threatened by or, to the knowledge of PrivateCo and the PrivateCo Subsidiaries, being threatened against, PrivateCo and the PrivateCo Subsidiaries regarding Intellectual Property Rights, including any challenging the validity, enforceability, ownership, enforcement, patentability or registrability of such Intellectual Property Rights. To the knowledge of PrivateCo and the PrivateCo Subsidiaries, no third party is infringing, misappropriating or otherwise conflicting with its Intellectual Property Rights. None of PrivateCo or the PrivateCo Subsidiaries are aware of any facts or circumstances which would reasonably be expected to give rise to any of the foregoing infringements, misappropriations or other conflicts, or claims, actions or proceedings. Each of PrivateCo and the PrivateCo Subsidiaries has taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of its material Intellectual Property Rights, as applicable, and, to its knowledge, no unauthorized disclosure of any information comprising any Intellectual Property Rights has occurred, as applicable. All present and former employees, consultants and independent contractors of each of PrivateCo and the PrivateCo Subsidiaries that have been involved in the development of any material Intellectual Property Rights have entered into written agreements under which such Persons (A) agree to protect the trade secrets, know-how and other confidential information of PrivateCo and the PrivateCo Subsidiaries, as applicable, and (B) assign to one of PrivateCo or the PrivateCo Subsidiaries, as applicable, all right, title and interest in and to all Intellectual Property Rights created by such Person in the course of his, her or its employment or other engagement by one of PrivateCo or the PrivateCo Subsidiaries. Except as set forth on Schedule 3(u)(iv), no United States federal or state agency or any other government or governmental agency, university, research institute or other similar organization has sponsored any research by PrivateCo and the PrivateCo Subsidiaries or been involved with or otherwise sponsored any development of any Intellectual Property Rights claimed by PrivateCo or the PrivateCo Subsidiaries and that are material to the business of PrivateCo or the PrivateCo Subsidiaries as presently conducted. For purposes of this Agreement, "Intellectual Property Rights" means all intellectual property and proprietary rights, including all (i) trademarks, trade names, service marks, service names, domain names, and other designation of origin, together with all goodwill associated therewith, (ii) original works of authorship and copyrights, (iii) patents and patent applications, together with all divisionals, continuations, continuations-in-part, reissues and reexaminations thereof, including all rights to file applications for patent, (iv) trade secrets, know-how and other confidential information and (v) inventions, licenses, approvals and governmental authorizations.
(v)    IT Systems; Data Privacy and Security. The information technology and computer systems, including the software, firmware, hardware, equipment, networks, data communication lines, interfaces, databases, storage media, websites, platforms and related systems owned, licensed or leased by PrivateCo and the PrivateCo Subsidiaries (collectively, "PrivateCo IT Systems") are sufficient for the conduct of each of the businesses of PrivateCo and the PrivateCo Subsidiaries, in all material respects, and to the knowledge of each of PrivateCo and the PrivateCo Subsidiaries, do not contain any "viruses", "worms", "time-bombs", "key-locks", or any other devices intentionally designed to disrupt or interfere with the operation of the PrivateCo IT Systems or equipment upon which the PrivateCo IT Systems operate, or the integrity of the data, information or signals PrivateCo IT Systems produce; and during the last two (2)

years, there have been no material failures, breakdowns, continued substandard performance or other adverse events affecting any of PrivateCo IT Systems. Each of PrivateCo and the PrivateCo Subsidiaries has and maintains commercially reasonable business continuity and disaster recovery plans, procedures and facilities appropriate for its business and has taken commercially reasonable steps to safeguard the integrity and security of PrivateCo IT Systems, and to the knowledge of each of PrivateCo and the PrivateCo Subsidiaries, there has been no unauthorized access, or any intrusions or breaches, of the PrivateCo IT Systems during the last two (2) years. Each of PrivateCo and the PrivateCo Subsidiaries is, and during the last three (3) years has been, in compliance in all material respects with all PrivateCo Data Privacy and Security Laws applicable to it. Each of PrivateCo and the PrivateCo Subsidiaries has maintained and posted all requisite privacy notices pursuant to PrivateCo Data Privacy and Security Laws. Each of PrivateCo and the PrivateCo Subsidiaries has commercially reasonable security measures in place designed to protect all PrivateCo Personal Data under its control or in its possession from unauthorized use, access, modification or destruction. During the last three (3) years, none of PrivateCo nor the PrivateCo Subsidiaries has suffered any breach in security or other incident that has permitted any unauthorized access to the PrivateCo Personal Data under its control or possession. Each of PrivateCo and the PrivateCo Subsidiaries maintains, and has remained in compliance, in all material respects, with, a comprehensive written information security program that includes commercially reasonable administrative, physical and technical measures intended to protect the confidentiality, integrity, availability and security of PrivateCo Personal Data in is possession or under its control and PrivateCo IT Systems against any unauthorized control, use, access, interruption, modification or corruption and to ensure the continued, uninterrupted and error-free operation of PrivateCo IT Systems. There are no material claims, actions or proceedings against or affecting any of PrivateCo or the PrivateCo Subsidiaries pending or threatened in writing, relating to or arising under PrivateCo Data Privacy and Security Laws. None of PrivateCo nor the PrivateCo Subsidiaries has received any written notices from the Department of Justice, U.S. Department of Education, Federal Trade Commission, or the Attorney General of any state, or any equivalent foreign governmental authority, relating to possible violations of PrivateCo Data Privacy and Security Laws. For purposes of this Agreement, (i) "PrivateCo Data Privacy and Security Laws" shall mean (a) all applicable laws relating to the Processing of PrivateCo Personal Data or otherwise relating to privacy, data protection, data security, cyber security, breach notification or data localization, and (b) all published policies of PrivateCo and the PrivateCo Subsidiaries relating to the Processing of PrivateCo Personal Data or otherwise relating to privacy, data protection, data security, cyber security, breach notification or data localization; (ii) "Process" or "Processing" shall mean the collection, use, storage, processing, recording, distribution, transfer, import, export, protection, disposal or disclosure or other activity regarding or operations performed on data or information (whether electronically or in any other form or medium); and (iii) "PrivateCo Personal Data" shall mean any information that, alone or in combination with other information held by PrivateCo and the PrivateCo Subsidiaries, allows the identification of an individual, including name, street address, telephone number, e-mail address, photograph, social security number, driver's license number, passport number, customer or account number, biometrics, IP address, geolocation data or persistent device identifier, or any other information that is otherwise considered personal information, personal data, protected health information and is regulated by applicable PrivateCo Data Privacy and Security Laws.

(w)    Environmental Laws. PrivateCo and the PrivateCo Subsidiaries (i) are in compliance with all Environmental Laws (as defined below), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) is in compliance, in all material respects, with all terms and conditions of any such permit, license or approval. Neither PrivateCo nor the PrivateCo Subsidiaries has received from any Person or governmental authority any written claim, demand, notice of violation, citation or notice of potential liability under any Environmental Law that remains pending or unresolved and, to the knowledge of each of PrivateCo and the PrivateCo Subsidiaries, no such claims, demands, citations or notices have been threatened in writing. Except as would not reasonably be expected, individually or in the aggregate, to have a material effect on the operations of the business or result in material liability of PrivateCo and the PrivateCo Subsidiaries, (i) there has been no Release (as defined below) of Hazardous Materials (as defined below) that could reasonably be expected to result in a claim or liability under any Environmental Law in, at, on or under or migrating from any real property currently or formerly owned, leased or operated by PrivateCo or the PrivateCo Subsidiaries or in, at, on or under any other property to which of PrivateCo or the PrivateCo Subsidiaries sent Hazardous Materials for treatment or disposal; (ii) neither PrivateCo nor the PrivateCo Subsidiaries is a party to any agreement or the subject of any law, rule, regulation, order, judgment or decree that requires PrivateCo or the PrivateCo Subsidiaries to conduct a remedial action with respect to Hazardous Materials or requires PrivateCo or the PrivateCo Subsidiaries to indemnify, defend or hold harmless any governmental authority or Person from or against any claim or liability under Environmental Laws; and (iii) to the knowledge of PrivateCo and the PrivateCo Subsidiaries, there are no underground storage tanks at any real property currently owned, leased or operated by PrivateCo or the PrivateCo Subsidiaries. PrivateCo and the PrivateCo Subsidiaries have made available to Buyers (i) true and correct copies of all permits, licenses and approvals maintained by PrivateCo or the PrivateCo Subsidiaries in compliance with Environmental Laws; and (ii) all material environmental reports, audits, site assessments and studies related to PrivateCo and the PrivateCo Subsidiaries, its operations and currently and formerly owned, leased and operated real property. The term "Environmental Laws" means all laws relating to pollution or protection of human health and safety, natural resources or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all laws, rules, orders, judgments, decrees, authorizations, codes, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, permits, plans or regulations issued, entered, promulgated or approved thereunder. The term "Release" means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, dispersal, migrating, injecting, escaping, leaching, dumping, or disposing on or into the indoor or outdoor environment.
(x)    Reserved.
(y)    Taxes.

(i)    PrivateCo and each of the PrivateCo Subsidiaries (A) has timely made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and all such tax returns and deliverables are true, correct and complete in all material respects, (B) has timely paid all taxes which are due and payable (regardless of whether shown on a tax return) and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith, (C) has set aside on its books provisions reasonably adequate for the payment of all taxes or periods subsequent to the periods to which such returns, reports or declarations apply and (D) has complied in all material respects with all applicable legal requirements relating to the withholding and remittance of all material amounts of taxes, and all such taxes have been withheld and paid over to the appropriate governmental authority. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of PrivateCo know of no basis for any such claim. As used in this Agreement, (x) "tax" or "taxes" means any and all United States federal, state, local, or foreign income, gross receipts, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, capital stock, capital gains, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, or other tax imposed by any governmental authority, including any interest, penalty, indexation differentials or addition thereto and (y) "tax return" or "tax returns" means any return, declaration, report, claim for refund or information return or statement relating to taxes filed or required to be filed with a governmental authority, including any schedule or attachment thereto, and including any amendment thereof.
(ii)    No deficiency for any material amount of taxes has been asserted or assessed by any governmental authority in writing against PrivateCo or any PrivateCo Subsidiary, which deficiency has not been paid or resolved. No material audit or other proceeding by any governmental authority is currently in progress, pending or threatened in writing against PrivateCo or any PrivateCo Subsidiary with respect to any taxes due from such entities. Neither PrivateCo nor any PrivateCo Subsidiary are currently contesting any material tax liability before any governmental authority.
(iii)    There are no claims in writing by any governmental authority in a jurisdiction in which PrivateCo or any PrivateCo Subsidiary does not file tax returns that such entity is or may be subject to tax or required to file tax returns in that jurisdiction which claim has not been dismissed, closed or otherwise resolved.
(z)    Internal Accounting. PrivateCo and each of the PrivateCo Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and applicable law, and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. Except as set forth in Schedule 3(z), during the twelve months prior to the date hereof neither PrivateCo nor any of the PrivateCo Subsidiaries has received any notice or correspondence from any accountant relating to any material weakness in any part of the system of internal accounting controls of PrivateCo or any of the PrivateCo Subsidiaries.
(aa)    Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between PrivateCo and an unconsolidated or other off balance sheet entity that would be reasonably likely to have a PrivateCo Material Adverse Effect.
(bb)    Investment Company Status. Neither PrivateCo nor any of the PrivateCo Subsidiaries is, and upon consummation of the sale of the Securities, and for so long as any Buyer holds any Securities, will not be, an "investment company," an affiliate of an "investment company," a company controlled by an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.
(cc)    Reserved.

(dd)    Reserved.
(ee)    FDA. As to each product subject to the jurisdiction of the U.S. Food and Drug Administration (the "FDA") under the Federal Food, Drug and Cosmetic Act, as amended, and the regulations thereunder ("FDCA") that is manufactured, packaged, labeled, tested, distributed, sold, and/or marketed by PrivateCo or any of its PrivateCo Subsidiaries (each such product, a "Pharmaceutical Product"), such Pharmaceutical Product is being manufactured, packaged, labeled, tested, distributed, sold and/or marketed by PrivateCo in compliance with all applicable requirements under FDCA and similar laws, rules and regulations relating to registration, investigational use, premarket clearance, licensure, or application approval, good manufacturing practices, good laboratory practices, good clinical practices, product listing, quotas, labeling, advertising, record keeping and filing of reports, except where the failure to be in compliance would not have a PrivateCo Material Adverse Effect. There is no pending, completed or, to PrivateCo's knowledge, threatened, action (including any lawsuit, arbitration, or legal or administrative or regulatory proceeding, charge, complaint, or investigation) against PrivateCo or any of its PrivateCo Subsidiaries, and none of PrivateCo or any of its PrivateCo Subsidiaries has received any notice, warning letter or other communication from the FDA or any other governmental entity, which (i) contests the premarket clearance, licensure, registration, or approval of, the uses of, the distribution of, the manufacturing or packaging of, the testing of, the sale of, or the labeling and promotion of any Pharmaceutical Product, (ii) withdraws its approval of, requests the recall, suspension, or seizure of, or withdraws or orders the withdrawal of advertising or sales promotional materials relating to, any Pharmaceutical Product, (iii) imposes a clinical hold on any clinical investigation by PrivateCo or any of its PrivateCo Subsidiaries, (iv) enjoins production at any facility of PrivateCo or any of its PrivateCo Subsidiaries, (v) enters or proposes to enter into a consent decree of permanent injunction with PrivateCo or any of its PrivateCo Subsidiaries, or (vi) otherwise alleges any violation of any laws, rules or regulations by PrivateCo or any of its PrivateCo Subsidiaries, and which, either individually or in the aggregate, would have a PrivateCo Material Adverse Effect. The properties, business and operations of PrivateCo have been and are being conducted in all material respects in accordance with all applicable laws, rules and regulations of the FDA. Except as set forth on Schedule 3(ee) or as disclosed in the PPM, PrivateCo has not been informed by the FDA that the FDA will prohibit the marketing, sale, license or use in the United States of any product proposed to be developed, produced or marketed by PrivateCo nor has PrivateCo been informed by the FDA that the FDA will not approve for marketing any product being developed or proposed to be developed by PrivateCo.
(ff)    U.S. Real Property Holding Corporation. Neither PrivateCo nor any of the PrivateCo Subsidiaries is, or has ever been, and so long as any of the Securities are held by any of the Buyers, shall become, a U.S. real property holding corporation within the meaning of Section 897 of the Code, and PrivateCo and each PrivateCo Subsidiary shall so certify upon any Buyer's request.
(gg)    Transfer Taxes. On the Shares Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance, sale and transfer of the Securities to be sold to each Buyer hereunder will be, or will have been, fully paid or provided for by PrivateCo, and all laws imposing such taxes will be or will have been complied with.
(hh)    Bank Holding Company Act. Neither PrivateCo nor any of the PrivateCo Subsidiaries or affiliates is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA") and to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Neither PrivateCo nor any of the PrivateCo Subsidiaries or their affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither PrivateCo nor any of the PrivateCo Subsidiaries or affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.
(ii)    Shell Company Status. PrivateCo is not, and has never been, an issuer identified in, or subject to, Rule 144(i)(1) of the 1933 Act.
(jj)    Compliance with Anti-Money Laundering Laws. The operations of PrivateCo and the PrivateCo Subsidiaries and their affiliates are and has been conducted at all times in compliance with all applicable U.S. and non-U.S. Laws, rules and regulations relating to terrorism or money laundering, including, without limitation, the Currency and Foreign Transactions Reporting Act of 1970, as amended, the U.S. Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and the U. S. Money Laundering Control Act of 1986 (18 U.S.C. §§1956 and 1957), as amended, and any applicable law prohibiting or directed against the financing or support of terrorist activities (e.g., 18 U.S.C. §§ 2339A and 2339B), and the rules and regulations promulgated thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency or self-regulatory body (collectively, the "Anti-Money Laundering Laws"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving PrivateCo or the PrivateCo Subsidiaries or any of their affiliates with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of PrivateCo, the PrivateCo Subsidiaries or any of their affiliates, threatened.
(kk)    No Conflicts with Sanctions Laws. Neither PrivateCo nor any of the PrivateCo Subsidiaries, nor any owner or shareholder, director, officer, employee, agent, affiliate or other Person associated with or acting on behalf of PrivateCo, the PrivateCo Subsidiaries or their affiliates is, or is directly or indirectly, individually or in the aggregate, owned or controlled by any Person that is currently the subject or the target of any sanctions administered or enforced by the U.S. government including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury ("OFAC") or the U.S. Departments of State or Commerce and including, without limitation, the designation as a "Specially Designated National" or on the "Sectoral Sanctions Identifications List" (collectively, "Blocked Persons"), the United Nations Security Council, the European Union, Her Majesty's Treasury of the United Kingdom or any other relevant sanctions authority (collectively, "Sanctions Laws"), or any Person with whom or with which a U.S. Person is prohibited from dealing under any of the Sanctions Laws; Neither PrivateCo nor any of the PrivateCo Subsidiaries, nor any director, officer, employee, agent, affiliate or other Person associated with or acting on behalf of PrivateCo, the PrivateCo Subsidiaries or their affiliates, is located, organized, resident or doing business in a country or territory that is the subject or target of a comprehensive embargo or Sanctions Laws prohibiting dealings with the country or territory, which as of the date hereof, include, without limitation, Crimea, Cuba, Iran, North Korea, and Syria (each, a "Sanctioned Country"); PrivateCo and the PrivateCo Subsidiaries are in compliance with all Sanctions Laws; PrivateCo and the PrivateCo Subsidiaries maintain in effect and enforces policies and procedures designed to ensure compliance by PrivateCo and the PrivateCo Subsidiaries with applicable Sanctions Laws; none of PrivateCo nor the PrivateCo Subsidiaries, nor any director, officer, employee, agent, affiliate or other Person associated with or acting on behalf of PrivateCo, the PrivateCo Subsidiaries or their affiliates, acting in any capacity in connection with the operations of PrivateCo, the PrivateCo Subsidiaries or their affiliates, conducts any business with or for the benefit of any Blocked Person or engages in making or receiving any contribution of funds, goods or services to, from or for the benefit of any Blocked Person, or deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked or subject to blocking pursuant to any applicable Sanctions Laws; no action of PrivateCo, the PrivateCo Subsidiaries or their affiliates in connection with (i) the execution, delivery and performance of this Agreement and the other PrivateCo Transaction Documents, (ii) the issuance and sale of the Securities, or (iii) the direct or indirect use of proceeds from the Securities or the consummation of any other transaction contemplated hereby or by the other PrivateCo Transaction Documents or the fulfillment of the terms hereof or thereof, will result in the proceeds of the transactions contemplated hereby and by the other PrivateCo Transaction Documents being used, or loaned, contributed or otherwise made available, directly or indirectly, to any PrivateCo Subsidiary, joint venture partner or other Person, for the purpose of (i) unlawfully funding or facilitating any activities of or business with any Person that, at the time of such funding or facilitation, is the subject or target of Sanctions Laws, (ii) unlawfully funding or facilitating any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions Laws. For the past five (5) years, each of PrivateCo, the PrivateCo Subsidiaries and their affiliates has not knowingly engaged in and is not now knowingly engaged in any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or the target of Sanctions Laws or with any Sanctioned Country.
(ll)    Anti-Bribery. None of PrivateCo, the PrivateCo Subsidiaries or their affiliates nor anyone acting on their behalf have made any contribution or other payment to any official of, or candidate for, any federal, state or foreign office in violation of any law. None of PrivateCo, the PrivateCo Subsidiaries or their affiliates, nor any owner or shareholder, director, officer, agent, employee or other Person associated with or acting on behalf of PrivateCo, the PrivateCo Subsidiaries or their affiliates, has (i) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee, to any employee or agent of a private entity with which any of PrivateCo, the PrivateCo Subsidiaries or their affiliates does or seeks to do business or to foreign or domestic political parties or campaigns, (iii) violated or is in violation of any provision of any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any applicable provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.K. Bribery Act 2010, or any other similar law of any other jurisdiction in which any of PrivateCo, the PrivateCo or their affiliates operates its business, including, in each case, the rules and regulations thereunder (collectively, the "Anti-Bribery Laws"), (iv) taken, is currently taking or will take any action in furtherance of an offer, payment, gift or anything else of value, directly or indirectly, to any Person while knowing that all or some portion of the money or value will be offered, given or promised to anyone to improperly influence official action, to obtain or retain business or otherwise to secure any improper advantage or (v) otherwise made any offer, bribe, rebate, payoff, influence payment, unlawful kickback or other unlawful payment; Each of PrivateCo, the PrivateCo Subsidiaries and their affiliates has instituted and has maintained, and will continue to maintain, policies and procedures reasonably designed to promote and achieve compliance with the Anti-Bribery Laws and with this representation and warranty; none of PrivateCo, the PrivateCo Subsidiaries or their affiliates will directly or indirectly use the proceeds of the convertible securities or lend, contribute or otherwise make available such proceeds to any subsidiary, affiliate, joint venture partner or other Person for the purpose of financing or facilitating any activity that would violate the Anti-Bribery Laws; there are, and have been, no allegations, investigations or inquiries with regard to a potential violation of any Anti-Bribery Laws by PrivateCo, the PrivateCo Subsidiaries or their affiliates, or any of their respective current or former directors, officers, employees, owners, shareholders, stockholders, representatives, agents or other Persons acting or purporting to act on their behalf.
(mm)    No Additional Agreements. Neither PrivateCo nor any of the PrivateCo Subsidiaries have any agreement or understanding with any person or entity other than the Buyer with respect to the transactions contemplated by the PrivateCo Transaction Documents other than as specified in the PrivateCo Transaction Documents.
(nn)    Disclosure. Except for discussions specifically regarding the offer and sale of the Securities and any information provided by PrivateCo to Buyers in connection therewith, PrivateCo confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, non-public information concerning PrivateCo, any of the PrivateCo Subsidiaries, PublicCo or any of its "PublicCo Subsidiaries" (which for purposes of this Agreement means any entity in which PublicCo, directly or indirectly, owns any of the capital stock or holds an equity or similar interest) (the PublicCo Subsidiaries, together with the PrivateCo Subsidiaries, the "Subsidiaries"), other than the existence of the transactions contemplated by this Agreement and the other Transaction Documents. PrivateCo understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of PrivateCo and PublicCo. All disclosure provided to the Buyers regarding PrivateCo or any of the

PrivateCo Subsidiaries, their business and the transactions contemplated hereby, including the schedules to this Agreement, furnished by or on behalf of PrivateCo is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All of the written information furnished after the date hereof by or on behalf of PrivateCo to you pursuant to or in connection with this Agreement and the other PrivateCo Transaction Documents, taken as a whole, will be true and correct in all material respects as of the date on which such information is so provided and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Each press release, if any, issued by PrivateCo or any of the PrivateCo Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except for the transactions contemplated by the Merger Agreement, no event or circumstance has occurred or information exists with respect to PrivateCo or any of the PrivateCo Subsidiaries or its or their business, properties, liabilities, prospects, operations (including results thereof) or conditions (financial or otherwise), which, under applicable law, rule or regulation, requires public disclosure at or before the date hereof or announcement by PrivateCo but which has not been so publicly disclosed. PrivateCo acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2.
(oo)    Stock Option Plans. Each stock option granted by PrivateCo was granted (i) in accordance with the terms of the applicable PrivateCo stock plan and (ii) with an exercise price at least equal to the fair market value of the PrivateCo Common Stock on the date such stock option would be considered granted under GAAP and applicable law. No stock option granted under PrivateCo's stock option plan has been backdated. PrivateCo has not knowingly granted, and there is no and has been no PrivateCo policy or practice to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding PrivateCo or the PrivateCo Subsidiaries or their financial results or prospects.
(pp)    No Disagreements with Accountants and Lawyers. There are no material disagreements of any kind presently existing, or reasonably anticipated by PrivateCo to arise, between PrivateCo and the accountants and lawyers formerly or presently employed by PrivateCo and PrivateCo is current with respect to any fees owed to its accountants and lawyers which could affect PrivateCo's ability to perform any of its obligations under any of the PrivateCo Transaction Documents.
(qq)    No Disqualification Events. With respect to Securities to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D ("Regulation D Securities"), none of PrivateCo, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of PrivateCo participating in the offering hereunder, any beneficial owner of 20% or more of PrivateCo's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the 1933 Act) connected with PrivateCo in any capacity at the time of sale (each, an "PrivateCo Covered Person" and, together,

"PrivateCo Covered Persons") is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the 1933 Act (a "Disqualification Event"), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). PrivateCo has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. PrivateCo has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Buyers a copy of any disclosures provided thereunder.
(rr)    Other Covered Persons. PrivateCo is not aware of any Person (other than the Placement Agent) that has been or will be paid (directly or indirectly) remuneration for solicitation of Buyers or potential purchasers in connection with the sale of any Regulation D Securities.
(ss)    Notice of Disqualification Events. PrivateCo will notify the Buyers and the Placement Agent in writing, prior to the Shares Closing Date of (i) any Disqualification Event relating to any PrivateCo Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any PrivateCo Covered Person.
(tt)    Lock-Up Parties. Each Person identified on Schedule 3(tt) (which includes all directors and officers immediately following the consummation of the Merger) have entered into a Lock-Up Agreement.
(uu)    COVID-19. Since December 31, 2021, there has not occurred, directly or indirectly as a result of, with respect to or in connection with SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks, any material disruption in, or material negative impact on, PrivateCo or any of the PrivateCo Subsidiaries' business or business operations, whether in the near, medium or long term or of short, medium or long duration, including as a result of, with respect to or in connection with: (a) any temporary or permanent whole or partial loss of customer(s), supplier(s), service provider(s), systems or technology provider(s), or infrastructure; (b) any temporary or permanent whole or partial loss of access to, or the services of, facilities (including offices or co-location facilities), employees, independent contractors or consultants, technology or networks, utilities, services and repair or other resources; (c) any excessive or unusual costs, expenses, fees, rates, royalties or charges of any nature, including with respect to compensation of employees, independent contractors or consultants or costs of employee benefits or insurance (including health insurance and business interruption or similar insurance); (d) any delay in the payment or performance of obligations by third Persons, regardless of whether caused or allegedly caused by force majeure or a similar concept or otherwise; (e) any cause similar to any of the forgoing; or (f) any combination of the forgoing.
4.    REPRESENTATIONS AND WARRANTIES OF PUBLICCO.
PublicCo represents and warrants to each of the Buyers that, as of the date hereof and as of the Shares Closing Date:
(a)    Authorization; Enforcement; Validity. PublicCo has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Warrants, the Registration Rights Agreement, the Securities Escrow Agreement, the Irrevocable Transfer

Agent Instructions (as defined in Section 6(b)), the Lock-Up Agreements, and each of the other agreements entered into by PublicCo in connection with the transactions contemplated by this Agreement (collectively, the "PublicCo Transaction Documents" and, together with the PrivateCo Transaction Documents, the "Transaction Documents") and to issue the Warrants and the Warrant Shares in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the other PublicCo Transaction Documents by PublicCo and the consummation by PublicCo of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Warrants and the reservation for issuance and the issuance of the Warrant Shares issuable upon exercise of the Warrants have been duly authorized by PublicCo's Board of Directors and (other than the filing with the SEC of one or more Registration Statements (as defined in the Registration Rights Agreement) in accordance with the requirements of the Registration Rights Agreement, a Form D with the SEC, a Form S-4 relating to the Merger and any other filings as may be required by any state securities agencies) no further filing, consent or authorization is required by PublicCo, its Board of Directors or its stockholders (other than, as of the date hereof, stockholder consent related to items in the Form S-4). This Agreement and the other PublicCo Transaction Documents have been duly executed and delivered by PublicCo, and constitute the legal, valid and binding obligations of PublicCo, enforceable against PublicCo in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.
(b)    Issuance of Securities. The issuance of the Warrants are duly authorized and, upon issuance in accordance with the terms of the PublicCo Transaction Documents, the Warrants shall be validly issued and free from all preemptive or similar rights (except for those which have been validly waived prior to the date hereof), taxes, liens and charges and other encumbrances with respect to the issue thereof. As of the Shares Closing Date, after giving effect to the Certificate of Amendment (as defined below), a number of shares of PublicCo Common Stock shall have been duly authorized and reserved for issuance which equals the maximum number of shares of PublicCo Common Stock as shall from time to time be necessary to effect the exercise in full of all of the Warrants and Exchange Warrants then outstanding without regard to any limitation on exercise set forth herein (the foregoing clauses (i) and (ii), as applicable, the "Required Reserve Amount") (as adjusted for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events occurring after the date hereof). Upon exercise of the Warrants in accordance with the Warrants, the Warrant Shares when issued will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens, charges and other encumbrances with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of PublicCo Common Stock. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by PublicCo of the Warrants and the Warrant Shares is exempt from registration under the 1933 Act.
(c)    No Conflicts. Except as disclosed in Schedule 4(c), the execution, delivery and performance of the PublicCo Transaction Documents by PublicCo and the consummation by PublicCo of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Warrants and reservation for issuance and issuance of the Warrant Shares) will not (i) result in a violation of the PublicCo Certificate of Incorporation (as defined below) or PublicCo

Bylaws (as defined below) or other organizational documents of PublicCo or any of the PublicCo Subsidiaries or any capital stock of PublicCo or any of the PublicCo Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which PublicCo or any of the PublicCo Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, federal and state securities laws and regulations and the rules and regulations of the Nasdaq Capital Market (the "Principal Market") and including all applicable foreign, federal, state laws, rules and regulations) applicable to PublicCo or any of the PublicCo Subsidiaries or by which any property or asset of PublicCo or any of the PublicCo Subsidiaries is bound or affected; except, in the case of clauses (ii) and (iii) above, as would not have or reasonably be expected to result in a PublicCo Material Adverse Effect. As used in this Agreement, "PublicCo Material Adverse Effect" means any material adverse effect on the business, properties, assets, liabilities, operations, results of operations, condition (financial or otherwise) or prospects of PublicCo and the PublicCo Subsidiaries, individually or taken as a whole, or on the transactions contemplated hereby or on the other PublicCo Transaction Documents or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of PublicCo to perform any of its obligations under any of the PublicCo Transaction Documents.
(d)    Consents. Except as disclosed in Schedule 4(d), other than from PrivateCo pursuant to that certain Agreement and Plan of Merger by and among PublicCo, Vallon Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of PublicCo, and PrivateCo, dated as of December 13, 2022 (the "Merger Agreement") and approval of the Principal Market to list additional shares on the Principal Market (in each case, as of the date hereof), PublicCo is not required to obtain any consent from, authorization or order of, or make any filing or registration with (other than the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, a Form D with the SEC, a Form S-4 relating to the Merger and any other filings as may be required by any state securities agencies), any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the PublicCo Transaction Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which PublicCo is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the Shares Closing Date (or in the case of filings detailed above, will be made timely after the Shares Closing Date), and PublicCo is unaware of any facts or circumstances which might prevent PublicCo from obtaining or effecting any of the registration, application or filings contemplated by the PublicCo Transaction Documents. Except as disclosed in Schedule 4(d) or as disclosed in reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act, PublicCo is not in violation of the listing requirements of the Principal Market and has no knowledge of any facts or circumstances which would reasonably lead to delisting or suspension of the PublicCo Common Stock in the foreseeable future. The issuance by PublicCo of the Warrants and Warrant Shares shall not have the effect of delisting or suspending the PublicCo Common Stock from the Principal Market.
(e)    Acknowledgment Regarding Buyer's Purchase of Securities. PublicCo acknowledges and agrees that each Buyer is acting solely in the capacity of an arm's length purchaser with respect to the PublicCo Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of PublicCo or any of the PublicCo Subsidiaries, (ii) an "affiliate" (as defined in Rule 144) of PublicCo or any of the PublicCo Subsidiaries or (iii) to the knowledge of PublicCo, a "beneficial owner" of more than 10% of the PublicCo Common Stock (as defined for purposes of Rule 13d-3 of the 1934 Act). PublicCo further acknowledges that no Buyer is acting as a financial advisor or fiduciary of PublicCo or any of the PublicCo Subsidiaries (or in any similar capacity) with respect to the PublicCo Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the PublicCo Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer's purchase of the Securities. PublicCo further represents to each Buyer that PublicCo's decision to enter into the PublicCo Transaction Documents has been based solely on the independent evaluation by PublicCo and its representatives.
(f)    No General Solicitation. Neither PublicCo, nor any of the PublicCo Subsidiaries or their affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities.
(g)    No Integrated Offering. None of PublicCo, the PublicCo Subsidiaries their affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of stockholders of PublicCo for purposes of the 1933 Act or any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of PublicCo are listed or designated for quotation. None of PublicCo, the PublicCo Subsidiaries, their affiliates nor any Person acting on their behalf will take any action or steps that would require registration of the issuance of any of the Securities under the 1933 Act (other than the Warrant Shares) or cause the offering of any of the Securities to be integrated with other offerings for purposes of any such applicable stockholder approval provisions.
(h)    Application of Takeover Protections; Rights Agreement. PublicCo and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested stockholder, business combination (including, without limitation, under Section 203 of the Delaware General Corporation Law), poison pill (including, without limitation, any distribution under a rights agreement) or other similar anti-takeover provision under the Certificate of Incorporation of PublicCo, as amended and as in effect on the date hereof (the "PublicCo Certificate of Incorporation"), and PublicCo's bylaws, as amended and as in effect on the date hereof (the "PublicCo Bylaws"), or other organizational documents or the laws of the jurisdiction of its formation which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, PublicCo's issuance of the Securities and any Buyer's ownership of the Securities. PublicCo and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of PublicCo Common Stock or a change in control of PublicCo or any of the PublicCo Subsidiaries.
(i)    Investment Company Status. Neither PublicCo nor any of the PublicCo Subsidiaries is, and upon consummation of the sale of the Securities, and for so long as any Buyer holds any Securities, will not be, an "investment company," an affiliate of an "investment company," a company controlled by an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.
(j)    Registration Rights. Except as set forth on Schedule 4(j), other than each of the Buyers, no Person has any right to cause PublicCo or any PublicCo Subsidiary to effect the registration under the 1933 Act of any securities of PublicCo or any PublicCo Subsidiary.
(k)    Solvency. Based on the consolidated financial condition of PublicCo as of the Shares Closing Date, after giving effect to the receipt by PrivateCo of the proceeds from the sale of the Securities hereunder: (i) the fair saleable value of PublicCo's assets exceeds the amount that will be required to be paid on or in respect of PublicCo's existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) PublicCo's assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by PublicCo, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of PublicCo, together with the proceeds PublicCo would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. PublicCo does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). PublicCo has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Shares Closing Date. Schedule 4(k) sets forth as of the date hereof all outstanding secured and unsecured Indebtedness of PublicCo or any PublicCo Subsidiary, or for which PublicCo or any PublicCo Subsidiary has commitments. For the purposes of this Section 4(k), "Indebtedness" means (x) any liabilities for borrowed money or amounts owed in excess of $50,000 (other than trade account payables and accrued expenses incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in PublicCo's consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with GAAP. Neither PublicCo nor any PublicCo Subsidiary is in default with respect to any Indebtedness.
(l)    Acknowledgment Regarding Buyer's Trading Activity. PublicCo acknowledges and agrees that except as set forth in Section 5(x), (i) none of the Buyers has been asked to agree, nor has any Buyer agreed, to desist from purchasing or selling, long and/or short, securities of PublicCo, or "derivative" securities based on securities issued by PublicCo or to hold the Securities for any specified term; (ii) any Buyer, and counter-parties in "derivative"

transactions to which any such Buyer is a party, directly or indirectly, presently may have a "short" position in the PublicCo Common Stock and (iii) each Buyer shall not be deemed to have any affiliation with or control over any arm's length counter-party in any "derivative" transaction. PublicCo further understands and acknowledges that (a) one or more Buyers may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Warrant Shares are being determined and (b) such hedging and/or trading activities, if any, can reduce the value of the existing stockholders' equity interest in PublicCo both at and after the time the hedging and/or trading activities are being conducted. PublicCo acknowledges that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Warrants or any of the documents executed in connection herewith.
(m)    Manipulation of Price. PublicCo has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result, or that could reasonably be expected to cause or result, in the stabilization or manipulation of the price of any security of PublicCo to facilitate the sale or resale of any of the Securities, (ii) other than the Placement Agent, sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) other than the Placement Agent, paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of PublicCo.
(n)    U.S. Real Property Holding Corporation. Neither PublicCo nor any of the PublicCo Subsidiaries is, or has ever been, a U.S. real property holding corporation within the meaning of Section 897 of the Code, and PublicCo and each PublicCo Subsidiary shall so certify upon any Buyer's request.
(o)    Eligibility for Registration. PublicCo is eligible to register the Warrant Shares for resale by the Buyers using Form S-3 promulgated under the 1933 Act (subject to any applicable transaction limits specified in such form).
(p)    Transfer Taxes. On the Shares Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance, sale and transfer of the Securities to be sold to each Buyer hereunder will be, or will have been, fully paid or provided for by PublicCo, and all laws imposing such taxes will be or will have been complied with.
(q)    Bank Holding Company Act. Neither PublicCo nor any of the PublicCo Subsidiaries or affiliates is subject to BHCA and to regulation by the Board of Governors of the Federal Reserve. Neither PublicCo nor any of the PublicCo Subsidiaries or affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither PublicCo nor any of the PublicCo Subsidiaries or affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.
(r)    Shell Company Status. PublicCo is not, and has never been, an issuer identified in, or subject to, Rule 144(i)(1) of the 1933 Act.

(s)    Disclosure. Except for discussions specifically regarding the offer and sale of the Securities, PublicCo confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, non-public information concerning PublicCo or any of the PublicCo Subsidiaries, other than the existence of the transactions contemplated by this Agreement and the other PublicCo Transaction Documents. PublicCo understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of PublicCo. All disclosure provided to the Buyers regarding PublicCo and the PublicCo Subsidiaries, their businesses and the transactions contemplated hereby, including the schedules to this Agreement, furnished by or on behalf of PublicCo or any of the PublicCo Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All of the written information furnished after the date hereof by or on behalf of PublicCo or any of the PublicCo Subsidiaries to Buyers pursuant to or in connection with this Agreement and the other PublicCo Transaction Documents, taken as a whole, will be true and correct in all material respects as of the date on which such information is so provided and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Each press release issued by PublicCo or any of the PublicCo Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to PublicCo or any of the PublicCo Subsidiaries or its or their business, properties, liabilities, prospects, operations (including results thereof) or conditions (financial or otherwise), which, under applicable law, rule or regulation, requires public disclosure at or before the date hereof or announcement by PublicCo but which has not been so publicly disclosed. PublicCo acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2.
(t)    No Disqualification Events. With respect to Regulation D Securities to be offered and sold hereunder, none of PublicCo, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of PublicCo participating in the offering hereunder, any beneficial owner of 20% or more of PublicCo's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the 1933 Act) connected with PublicCo in any capacity at the time of sale (each, an "PublicCo Covered Person" and, together, "PublicCo Covered Persons") is subject to a Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). PublicCo has exercised reasonable care to determine whether any PublicCo Covered Person is subject to a Disqualification Event. PublicCo has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Buyers a copy of any disclosures provided thereunder.
(u)    Other Covered Persons. PublicCo is not aware of any Person (other than the Placement Agent) that has been or will be paid (directly or indirectly) remuneration for solicitation of Buyers or potential purchasers in connection with the sale of any Regulation D Securities.

(v)    Notice of Disqualification Events. PublicCo will notify the Buyers and the Placement Agent in writing, prior to the Shares Closing Date of (i) any Disqualification Event relating to any PublicCo Covered Person and (ii) any event that would, with the passage of time, reasonably be expected to become a Disqualification Event relating to any PublicCo Covered Person.
(w)    COVID-19. Since December 31, 2021, there has not occurred, directly or indirectly as a result of, with respect to or in connection with SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks, any material disruption in, or material negative impact on, PublicCo or any of the PublicCo Subsidiaries' business or business operations, whether in the near, medium or long term or of short, medium or long duration, including as a result of, with respect to or in connection with: (a) any temporary or permanent whole or partial loss of customer(s), supplier(s), service provider(s), systems or technology provider(s), or infrastructure; (b) any temporary or permanent whole or partial loss of access to, or the services of, facilities (including offices or co-location facilities), employees, independent contractors or consultants, technology or networks, utilities, services and repair or other resources; (c) any excessive or unusual costs, expenses, fees, rates, royalties or charges of any nature, including with respect to compensation of employees, independent contractors or consultants or costs of employee benefits or insurance (including health insurance and business interruption or similar insurance); (d) any delay in the payment or performance of obligations by third Persons, regardless of whether caused or allegedly caused by force majeure or a similar concept or otherwise; (e) any cause similar to any of the forgoing; or (f) any combination of the forgoing.
(x)    Merger Agreement Representations. PublicCo hereby makes the representations and warranties to each of the Buyers that are set forth in Section 4 of the Merger Agreement, mutatis mutandis.
5.    COVENANTS.
(a)    Best Efforts. Each party shall use its reasonable best efforts timely to satisfy each of the covenants and the conditions to be satisfied by it as provided in Sections 7 and 8 of this Agreement.
(b)    Form D and Blue Sky. Each of PrivateCo and PublicCo agrees to file a Form D with respect to the Purchased Shares and Warrants, respectively, as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. Each of PrivateCo and PublicCo shall, on or before the Shares Closing Date, take such action as it shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyers at the Shares Closing and the Warrant Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyers on or prior to the Shares Closing Date. Each of PrivateCo and PublicCo shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States following the Shares Closing Date.

(c)    Reporting Status. Until the date on which the Investors (as defined in the Registration Rights Agreement) shall have sold all of the Warrant Shares and Bridge Warrant Shares (as defined below) and none of the Warrants and Bridge Warrants are outstanding (the "Reporting Period"), PublicCo shall use its commercially reasonable efforts to timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and PublicCo shall not terminate its status as an issuer required to file reports under the 1934 Act unless the 1934 Act or the rules and regulations thereunder would no longer require or otherwise permit such termination, and PublicCo shall take all actions reasonably necessary to maintain its eligibility to register the Warrant Shares for resale by the Investors on Form S-3 or, if it is ineligible to use Form S-3, on Form S-1. As used herein, (i) "Bridge Warrants" means the Warrants as defined in the Bridge Securities Purchase Agreement; and (i) "Bridge Warrant Shares" means the Warrant Shares as defined in the Bridge Securities Purchase Agreement.
(d)    Exchange of Shares.
(i)    Promptly following the issuance of the Purchased Shares on the Shares Closing Date upon and subject to the closing of the Merger (x) the Purchased Shares shall be exchanged pursuant to the Form S-4 for shares of PublicCo Common Stock at the Exchange Ratio (as defined in the Merger Agreement) (the "Exchange Shares") and (y) the Bridge Warrants shall be exchanged pursuant to the Form S-4 for identical (with share amounts and share prices adjusted to reflect the Exchange Ratio) PublicCo warrants to purchase shares of PublicCo Common Stock, in the form attached hereto as Exhibit E (the "Exchange Warrants" and such shares of PublicCo Common Stock issuable upon exercise of the Exchange Warrants, collectively, the "Exchange Warrant Shares"), in each case, on the terms described in the Merger Agreement. Such Exchange Shares shall be delivered to each Buyer by crediting to such Buyer's or its designee's balance account within (i) with respect to the Exchange Shares being issued in exchange of the Initial Purchased Shares not subject to Section 1(c)(v), two (2) Trading Days following the Shares Closing Date and (ii) with respect to the Exchange Shares being issued in exchange of any Purchased Shares (excluding such Initial Purchased Shares set forth in the immediately preceding clause (i)), on the applicable Exchange Shares Delivery Date. Promptly following the Merger (but, in any event, no later than one (1) Trading Day thereafter), the Exchange Warrants will be delivered to the Buyers. Notwithstanding anything to the contrary contained herein, in no event will any Exchange Shares or Exchange Warrants be delivered with any restrictive legends or any restrictions or limitations on resale by the Buyers, except to the extent any Buyer is then an affiliate of PublicCo. If PublicCo and/or the Transfer Agent requires any legal opinions with respect to the delivery of any Exchange Shares or Exchange Warrants without restrictive legends or the removal of any such restrictive legends, PublicCo agrees to cause, at its sole cost and expense, its legal counsel to issue any such legal opinions.
(ii)    So long as such Buyer has paid its Purchase Price hereunder and has complied with the requirements set forth in Section 2.7 of the Merger Agreement, as applicable, if PublicCo shall fail for any reason or for no reason to credit such Buyer's or its designee's balance account with DTC within two (2) Trading Days following the Shares Closing Date (the "Merger Delivery Date") the applicable Exchange Shares with respect to the Initial Purchased Shares to which such Buyer is entitled hereunder (a "Merger Delivery Failure"), then, in addition to all other remedies available to such Buyer, PublicCo shall pay in cash to such Buyer on each day after such Merger Delivery Date that PublicCo shall fail to credit such Buyer's or its designee's balance account with DTC for the number of shares of PublicCo Common Stock to which such Buyer is entitled pursuant to the exchange of the Initial Purchased Shares for PublicCo Common Stock pursuant to the Merger, an amount equal to 2.0% of the product of (A) the number of Exchange Shares with respect to the Initial Purchased Shares not delivered to such Buyer on or prior to the Merger Delivery Date and to which the Buyer is entitled, and (B) any trading price of the PublicCo Common Stock selected by the Buyer in writing as in effect at any time during the period beginning on the Merger Delivery Date and ending on the date PublicCo makes the applicable cash payment, and if on or after such Trading Day such Buyer (or any Person in respect of, or on behalf, of such Buyer) purchases (in an open market transaction or otherwise) shares of PublicCo Common Stock related to the applicable Merger Delivery Failure, then, in addition to all other remedies available to such Buyer, PublicCo shall, within two (2) Trading Days after such Buyer's request and in such Buyer's discretion, either (i) pay cash to such Buyer in an amount equal to such Buyer's total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the shares of PublicCo Common Stock so purchased (the "Merger Buy-In Price"), at which point PublicCo's obligation to credit such Buyer's or its designee's balance account with DTC for such shares of PublicCo Common Stock shall terminate, or (ii) promptly honor its obligation to credit such Buyer's or its designee's balance account with DTC and pay cash to such Buyer in an amount equal to the excess (if any) of the Merger Buy-In Price over the product of (A) such number of shares of PublicCo Common Stock, multiplied by (B) any trading price of the PublicCo Common Stock selected by such Buyer in writing as in effect at any time during the period beginning on the Merger Delivery Date and ending on the date of such delivery and payment under this Section 5(d)(ii). Nothing shall limit any Buyer's right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to PublicCo's failure to timely electronically deliver shares of PublicCo Common Stock as required pursuant to the terms hereof. Notwithstanding the foregoing, any payments made by PublicCo to any Buyer pursuant to this Section 5(d) shall be made without withholding or deduction for any taxes, unless required by law, in which case PublicCo will pay such additional amounts as will result, after such withholding or deduction, in the receipt by each Buyer of the amounts that would otherwise have been receivable in respect thereof.
(iii)    Each of PublicCo, PrivateCo and the Buyers hereby acknowledges and agrees that, based on the outstanding shares of PublicCo and PrivateCo as of the date hereof, and subject only to changes in the outstanding capitalization of PublicCo or PrivateCo after the date hereof and potential adjustment pursuant to Section 2.9(l) of the Merger Agreement, Schedule 5(d)(iii) sets forth the pro forma table of the shares of PublicCo Common Stock that are expected to be held by the stockholders of PublicCo immediately following the consummation of the Merger on a fully-diluted basis (but excluding the Series A-1 Warrants, Series A-2 Warrants and Series T Warrants). For the avoidance of doubt, the information set forth on Schedule 5(d)(iii) remains subject to, and will be adjusted for, any (a) stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events or changes to the Exchange Ratio occurring after the date hereof and (b) the circumstances contemplated by Section 2.9(l) of the Merger Agreement. Any changes or adjustments to the information set forth on Schedule 5(d)(iii) pursuant to the immediately preceding sentence shall be reasonably acceptable to the Buyers.
(e)    Use of Proceeds. Except as set forth on Schedule 5(e), PrivateCo shall use the proceeds from the sale of the Securities for working capital and general corporate purposes,

which shall not include the payment of any outstanding Indebtedness, other than the Notes issued pursuant to the Bridge Securities Purchase Agreement.
(f)    Financial Information. PublicCo agrees to send the following to each Investor (as defined in the Registration Rights Agreement) during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 10-K, any Quarterly Reports on Form 10-Q, any Current Reports on Form 8-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act, (ii) unless the following have been widely disseminated by wire service or in one or more newspapers of general circulation, on the same day as the release thereof, facsimile or e-mailed copies of all press releases issued by PublicCo, and (iii) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, copies of any notices and other information made available or given to the stockholders of PublicCo generally, contemporaneously with the making available or giving thereof to the stockholders.
(g)    Listing. During the Reporting Period, PublicCo shall promptly secure the listing of all of the Exchange Shares and Registrable Securities on the Principal Market and shall use its reasonable best efforts to maintain such listing of all Exchange Shares and Registrable Securities from time to time issuable under the terms of the Transaction Documents. PublicCo shall maintain the authorization for quotation of the PublicCo Common Stock on the Principal Market or any other Eligible Market (as defined in the Warrants). During the Reporting Period, neither PublicCo nor any of the PublicCo Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the PublicCo Common Stock on the Principal Market. PublicCo shall pay all fees and expenses in connection with satisfying its obligations under this Section 5(g).
(h)    Fees. PrivateCo shall, upon the request of the Lead Investor or its designee(s), deposit with counsel for the Lead Investor up to $50,000 (in addition to any other amounts paid to any Buyer or its counsel prior to the date of this Agreement) for all costs and expenses incurred in connection with the transactions contemplated by the Transaction Documents (including all legal fees and disbursements in connection therewith, documentation and implementation of the transactions contemplated by the Transaction Documents and due diligence in connection therewith). At the Shares Closing, PrivateCo shall reimburse the Lead Investor or its designee(s) for all costs and expenses incurred in connection with the transactions contemplated by the Transaction Documents (including all legal fees and disbursements in connection therewith, documentation and implementation of the transactions contemplated by the Transaction Documents and due diligence in connection therewith), which amount may be withheld by such Buyer from its Purchase Price to the extent not previously deposited by PrivateCo or PublicCo. PrivateCo shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by anyone other than PrivateCo or PublicCo, as applicable) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Placement Agent and the Escrow Agent. PrivateCo shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorney's fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the

Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers.
(i)    Pledge of Securities. Each of PrivateCo and PublicCo acknowledges and agrees that the Securities (excluding Securities held in escrow pursuant to the Securities Escrow Agreement) may be pledged by an Investor, at the Investor's sole cost and expense, in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide PublicCo with any notice thereof or otherwise make any delivery to PublicCo pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(f) hereof; provided that an Investor and its pledgee shall be required to comply with the provisions of Section 2(f) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee. PublicCo hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor, at the Investor's sole cost and expense.
(j)    Disclosure of Transactions and Other Material Information. On or before the Disclosure Time (as defined below), PublicCo shall file a Current Report on Form 8-K or Form S-4 describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act or 1933 Act, as applicable, and attaching the material Transaction Documents (including, without limitation, this Agreement (and all schedules and exhibits to this Agreement), the form of the Warrant, the Registration Rights Agreement, the Securities Escrow Agreement, the Form of Lock-Up Agreement as exhibits to such filing (including all attachments), the "8-K Filing"). From and after the filing of the 8-K Filing, no Buyer shall be in possession of any material, non-public information received from PrivateCo, PublicCo, any of their respective Subsidiaries or any of their respective officers, directors, employees, affiliates or agents, that is not disclosed in the 8-K Filing. In addition, effective upon the filing of the 8-K Filing, each of PrivateCo and PublicCo acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between PrivateCo, PublicCo, any of their respective Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and any of the Buyers or any of their affiliates, on the other hand, shall terminate and be of no further force or effect. Each of PrivateCo and PublicCo shall not, and shall cause each of their respective Subsidiaries and its and each of their respective officers, directors, employees, affiliates and agents, not to, provide any Buyer with any material, non-public information regarding PrivateCo, PublicCo or any of their respective Subsidiaries from and after the date hereof without the express prior written consent of such Buyer. In the event of a breach of the foregoing covenant by PrivateCo, PublicCo, any of their respective Subsidiaries, or any of their respective officers, directors, employees, affiliates and agents, PublicCo shall within one (1) Trading Day of receipt of such notice, make public disclosure of such material non-public information. If PublicCo fails to timely make such filing, in addition to any other remedy provided herein or in the Transaction Documents, a Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, non-public information without the prior approval by PrivateCo, PublicCo, their respective Subsidiaries, or any of their respective officers, directors, employees, affiliates or agents. No Buyer shall have any liability to PrivateCo, PublicCo, their respective Subsidiaries, or any of its or their respective officers, directors, employees, affiliates or agents for any such disclosure. To the extent that

PrivateCo or PublicCo delivers any material, non-public information to a Buyer without such Buyer's consent, each of PrivateCo and PublicCo hereby covenants and agrees that such Buyer shall not have any duty of confidentiality to PrivateCo, PublicCo, any of their respective Subsidiaries or any of their respective officers, directors, employees, affiliates or agents with respect to, or a duty to PrivateCo, PublicCo, any of their respective Subsidiaries or any of their respective officers, directors, employees, affiliates or agents not to trade on the basis of, such material, non-public information. Subject to the foregoing, none of PrivateCo, PublicCo, their respective Subsidiaries nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that each of PrivateCo and PublicCo shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 8-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided, that in the case of clause (i) the Lead Investor shall be consulted by PrivateCo or PublicCo in connection with any such 8-K Filing or other public disclosure prior to its release). Except for the Form S-4, the Registration Statement required to be filed pursuant to the Registration Rights Agreement or as otherwise required by applicable law or regulation, without the prior written consent of any applicable Buyer, none of PrivateCo, PublicCo or any of their respective Subsidiaries or affiliates shall disclose the name of such Buyer in any filing, announcement, release or otherwise. Upon receipt or delivery by PublicCo of any notice in accordance with the terms of this Agreement or any other Transaction Document, unless PublicCo has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to PublicCo or the PublicCo Subsidiaries, PublicCo shall contemporaneously with any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 8-K or otherwise. In the event that PublicCo believes that a notice contains material, nonpublic information relating to PublicCo or the PublicCo Subsidiaries, PublicCo so shall indicate to the Buyers contemporaneously with delivery of such notice, and in the absence of any such indication, the Buyers shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to PublicCo or the PublicCo Subsidiaries. As used herein, "Disclosure Time" means, (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date thereof, unless otherwise instructed in writing as to an earlier time by the Lead Investor, or (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date thereof, unless otherwise instructed in writing as to an earlier time by the Lead Investor.
(k)    Corporate Existence. So long as any Buyer beneficially owns any Warrants, PublicCo shall maintain its corporate existence and shall not be party to any Fundamental Transaction (as defined in the Warrants) unless PublicCo is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Warrants.
(l)    Reservation of Shares. From and after the Shares Closing of the Merger and while any Warrants remain outstanding, PublicCo shall take all action necessary to have authorized, and reserved for the purpose of issuance, no less than the number of shares of PublicCo Common Stock equal to the Required Reserve Amount. If at any time the number of shares of PublicCo Common Stock authorized and reserved for issuance is not sufficient to meet the requirements set forth in this Section 5(l), PublicCo will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares, including, without limitation, calling a special meeting of stockholders to authorize additional shares to meet PublicCo's obligations under this Section 5(l), in the case of an insufficient number of authorized shares, obtain stockholder approval of an increase in such authorized number of shares, and voting the management shares of PublicCo in favor of an increase in the authorized shares of PublicCo Common Stock to ensure that the number of authorized shares is sufficient to meet the requirements set forth in this Section 5(l).
(m)    Conduct of Business. The business of each of PrivateCo, the PrivateCo Subsidiaries, PublicCo and the PublicCo Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, including, without limitation, FCPA and other applicable Anti-Bribery Laws, OFAC regulations and other applicable Sanctions Laws, and Anti-Money Laundering Laws.
(i)    None of PrivateCo, the PrivateCo Subsidiaries, PublicCo or the PublicCo Subsidiaries or affiliates, directors, officers, employees, representatives or agents shall:
(a)    conduct any business or engage in any transaction or dealing with or for the benefit of any Blocked Person, including the making or receiving of any contribution of funds, goods or services to, from or for the benefit of any Blocked Person;
(b)    deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked or subject to blocking pursuant to the applicable Sanctions Laws;
(c)    use any of the proceeds of the transactions contemplated by this Agreement to finance, promote or otherwise support in any manner any illegal activity, including, without limitation, any Anti-Money Laundering Laws, Sanctions Laws, or Anti-Bribery Laws; or
(d)    violate, attempt to violate, or engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, any of the Anti-Money Laundering Laws, Sanctions Laws, or Anti-Bribery Laws, or that would cause Buyers to be in violation of the Anti-Bribery Laws, Anti-Money Laundering Laws or Sanctions Laws.
(ii)    Each of PrivateCo and PublicCo shall maintain in effect and enforce policies and procedures designed to ensure compliance by it and its Subsidiaries and their directors, officers, employees, agents representatives and affiliates with the Sanctions Laws and Anti-Bribery Laws.
(iii)    During the Reporting Period, each of PrivateCo and PublicCo will promptly notify the Buyers in writing if any of it, or any of its Subsidiaries or affiliates, directors, officers, employees, representatives or agents, shall become a Blocked Person, or become directly or indirectly owned or controlled by a Blocked Person.
(iv)    During the Reporting Period, each of PrivateCo and PublicCo shall provide such information and documentation as the Buyers or any of their affiliates may require to satisfy compliance with the Anti-Money Laundering Laws, Sanctions Laws or Anti-Bribery Laws.
(v)    The covenants set forth above shall be ongoing during the Reporting Period. During the Reporting Period, each of PrivateCo and PublicCo shall promptly notify the Buyers in writing should it become aware (a) of any changes to these covenants, or (b) if it cannot comply with the covenants set forth herein. During the Reporting Period, each of PrivateCo and PublicCo shall also promptly notify the Buyers in writing should they become aware of an investigation, litigation or regulatory action relating to an alleged or potential violation of the Anti-Money Laundering Laws, Sanctions Laws, and Anti-Bribery Laws.
(n)    Additional Issuances of Securities.
(i)    For purposes of this Agreement, the following definitions shall apply.
(1)    "Convertible Securities" means any stock or securities (other than Options) convertible into or exercisable or exchangeable for PrivateCo Common Stock or PublicCo Common Stock.
(2)    "Options" means any rights, warrants or options to subscribe for or purchase PrivateCo Common Stock, PublicCo Common Stock or Convertible Securities, including without limitation, any Warrants.
(3)    "Common Stock Equivalents" means, collectively, Options and Convertible Securities.
(ii)    From the date hereof until the date that is one hundred eighty (180) calendar days after the earliest of (x) such time as all of the Registrable Securities may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), (y) the one (1) year anniversary of the Shares Closing Date, and (z) the date that the Demand Registration Statement (as defined in the Registration Rights Agreement) has been declared effective by the SEC; provided, that this clause (z) shall only apply if there are no Cutback Shares (as defined in the Registration Rights Agreement) arising from the Demand Registration Statement (the "Trigger Date"), PublicCo shall not, directly or indirectly, file any registration statement or any amendment or supplement thereto other than (A) the Form S-4, (B) registration statements after the effective date of the Merger with respect to the issuance or resale of any Excluded Securities (as defined in the Warrants) or (C) registration statements with respect to a Permitted Subsequent Placement ((A) through (C), including any amendments or supplements thereto provided that the registration statements referenced in clauses (A) and (B) shall not register pursuant to any amendment or supplement thereto a greater number of shares of PublicCo Common Stock as being contemplated on the date hereof (as such number of shares of PublicCo Common Stock may be adjusted for any stock dividend, stock split, stock combination, reclassifications or similar transaction occurring after the date hereof), collectively, the "Exempt Registration Statements"), or cause any registration statement other than the Exempt Registration Statements to be declared effective by the SEC, or grant any registration rights to any Person that can be exercised prior to such time as set forth above, other than pursuant to the Registration Rights Agreement. From the date hereof until the Trigger Date, except for Excluded Securities, neither PrivateCo nor PublicCo shall, (1) directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' debt, equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for PrivateCo Common Stock, PublicCo Common Stock or Common Stock Equivalents, including, without limitation, any rights, warrants or options to subscribe for or purchase PrivateCo Common Stock or PublicCo Common Stock or directly or indirectly convertible into or exchangeable or exercisable for PrivateCo Common Stock or PublicCo Common Stock at a price which varies or may vary with the market price of the PrivateCo Common Stock or PublicCo Common Stock, including by way of one or more reset(s) to any fixed price (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement"), (2) enter into, or effect a transaction under, any agreement, including, but not limited to, an equity line of credit or "at-the-market" offering, whereby PrivateCo or PublicCo may issue securities at a future determined price or (3) be party to any solicitations, negotiations or discussions with regard to the foregoing; provided, that in the event there is an Equity Conditions Failure (as defined in the Series T Warrants) then in effect and the Lead Investor does not exercise its Series T Warrant by the later of (i) the date that is two hundred forty (240) calendar days following the Warrant Closing Date and (ii) the Demand Effectiveness Deadline (as defined in the Registration Rights Agreement), PrivateCo and PublicCo shall then be permitted to enter into (x) an "at-the-market" offering described in the foregoing clause (2) with a registered broker-dealer for aggregate gross proceeds in an amount not to exceed $10,000,000, and/or (y) any of the other transactions described in the foregoing clauses (1) and (3) with the express prior written consent of the Lead Investor, such consent to not be unreasonably withheld, conditioned or delayed (a "Permitted Subsequent Placement").
(iii)    From the date hereof until the date that is eighteen (18) months following the Shares Closing Date, PublicCo will not, directly or indirectly, effect any Subsequent Placement unless PublicCo shall have first complied with this Section 5(n)(iii).
(1)    At least five (5) Business Days prior to any proposed or intended Subsequent Placement, PublicCo shall deliver to each Buyer a written notice (each such notice, a "Pre-Notice"), which Pre-Notice shall not contain any information (including, without limitation, material, non-public information) other than: (A) if the proposed Offer Notice (as defined below) constitutes or contains material, non-public information, a statement asking whether the Buyer is willing to accept material non-public information or (B) if the proposed Offer Notice does not constitute or contain material, non-public information, (x) a statement that the PublicCo proposes or intends to effect a Subsequent Placement, (y) a statement that the statement in clause (x) above does not constitute material, non-public information and (z) a statement informing such Buyer that it is entitled to receive an Offer Notice (as defined below) with respect to such Subsequent Placement upon its written request. Upon the written request of a Buyer within three (3) Business Days after PublicCo's delivery to such Buyer of such Pre-Notice, and only upon a written request by such Buyer, PublicCo shall promptly, but no later than one (1) Business Day after such request, deliver to such Buyer an irrevocable written notice (the "Offer Notice")

of any proposed or intended issuance or sale or exchange (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement, which Offer Notice shall (w) identify and describe the Offered Securities, (x) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, (y) identify the Persons (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (z) offer to issue and sell to or exchange with such Buyers at least fifty percent (50%) of the Offered Securities, allocated among such Buyers (a) based on such Buyer's pro rata portion of the number of Initial Purchased Shares purchased hereunder (the "Basic Amount") and (b) with respect to each Buyer that elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of other Buyers as such Buyer shall indicate it will purchase or acquire should the other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount"), which process shall be repeated until the Buyers shall have an opportunity to subscribe for any remaining Undersubscription Amount.
(2)    To accept an Offer, in whole or in part, such Buyer must deliver a written notice to PublicCo prior to the end of the fifth (5th) Business Day after such Buyer's receipt of the Offer Notice (the "Offer Period"), setting forth the portion of such Buyer's Basic Amount that such Buyer elects to purchase and, if such Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that such Buyer elects to purchase (in either case, the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by PublicCo to the extent it deems reasonably necessary. Notwithstanding anything to the contrary contained herein, if PublicCo desires to modify or amend the terms and conditions of the Offer prior to the expiration of the Offer Period, PublicCo may deliver to the Buyers a new Offer Notice and the Offer Period shall expire on the fifth (5th) Business Day after such Buyer's receipt of such new Offer Notice.
(3)    PublicCo shall have five (5) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the "Refused Securities") pursuant to a definitive agreement (the "Subsequent Placement Agreement"), but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring Person or Persons or less favorable to PublicCo than those set forth in the Offer Notice and to publicly announce (a) the execution of such Subsequent Placement Agreement and (b) either (x) the consummation of the transactions contemplated by such Subsequent Placement Agreement or (y) the termination of such Subsequent Placement Agreement, which shall be filed with the SEC on a Current Report on Form 8-K with such Subsequent Placement Agreement and any documents contemplated therein filed as exhibits thereto.
(4)    In the event PublicCo shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 5(n)(iii)(3) above), then each Buyer may, at its sole option and in its sole discretion, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 5(n)(iii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities PublicCo actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to Buyers pursuant to Section 5(n)(iii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that any Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, PublicCo may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 5(n)(iii)(1) above.
(5)    Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, the Buyers shall acquire from PublicCo, and PublicCo shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as may be reduced pursuant to Section 5(n)(iii)(4) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. Notwithstanding anything to the contrary contained in this Agreement, if PublicCo does not consummate the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, within fifteen (15) Business Days of the expiration of the Offer Period, PublicCo shall issue to the Buyers, the number or amount of Offered Securities specified in the Notice of Acceptance, as reduced pursuant to Section 5(n)(iii)(4) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to the preparation, execution and delivery by PublicCo and the Buyers of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Buyers and their respective counsel.
(6)    Any Offered Securities not acquired by the Buyers or other Persons in accordance with Section 5(n)(iii)(3) above may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Section 5(n)(iii).
(7)    PublicCo and the Buyers agree that if any Buyer elects to participate in the Offer, (x) neither the Subsequent Placement Agreement with respect to such Offer nor any other transaction documents related thereto shall include any term or provisions whereby any Buyer shall be required to agree to any restrictions in trading as to any securities of PublicCo owned by such Buyer prior to such Subsequent Placement and

(y) the Buyers shall be entitled to the same registration rights provided to other investors in the Subsequent Placement.
(8)    Notwithstanding anything to the contrary in this Section 5(n) and unless otherwise agreed to by the Buyers, PublicCo shall either confirm in writing to the Buyers that the transaction with respect to the Subsequent Placement has been abandoned or shall publicly disclose its intention to issue the Offered Securities, in either case in such a manner such that the Buyers will not be in possession of material, nonpublic information, by the fifteenth (15th) Business Day following delivery of the Offer Notice. If by the fifteenth (15th) Business Day following delivery of the Offer Notice no public disclosure regarding a transaction with respect to the Offered Securities has been made, and no notice regarding the abandonment of such transaction has been received by the Buyers, such transaction shall be deemed to have been abandoned and the Buyers shall not be deemed to be in possession of any material, nonpublic information with respect to PublicCo. Should PublicCo decide to pursue such transaction with respect to the Offered Securities, PublicCo shall provide each Buyer with another Offer Notice and each Buyer will again have the right of participation set forth in this Section 5(n)(iii). PublicCo shall not be permitted to deliver more than one (1) such Offer Notice to the Buyers in any 60 day period (other than the Offer Notices contemplated by the last sentence of Section 5(n)(iii)(2) of this Agreement).
(iv)    The restrictions contained in subsections (ii) and (iii) of this Section 5(n) shall not apply to any issuance or proposed issuance of any Excluded Securities.
(o)    Public Information. At any time during the period commencing from the six (6) month anniversary of the Shares Closing Date and ending at such time that all of the Registrable Securities, if a registration statement is not available for the resale of all of the Registrable Securities, may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), if PublicCo shall (i) fail for any reason to satisfy the requirements of Rule 144(c)(1), including, without limitation, the failure to satisfy the current public information requirements under Rule 144(c) or (ii) if PublicCo shall fail to satisfy any condition set forth in Rule 144(i)(2) (each, a "Public Information Failure") then, as partial relief for the damages to any holder of Securities by reason of any such delay in or reduction of its ability to sell the Securities (which remedy shall not be exclusive of any other remedies available at law or in equity), PublicCo shall pay to each such holder an amount in cash equal to two percent (2.0%) of the aggregate Purchase Price of such holder's Securities on the day of a Public Information Failure and on every thirtieth day (prorated for periods totaling less than thirty days) thereafter until the earlier of (i) the date such Public Information Failure is cured and (ii) such time that such Public Information Failure no longer prevents a holder of Securities from selling such Securities pursuant to Rule 144 without any restrictions or limitations. The payments to which a holder shall be entitled pursuant to this Section 5(o) are referred to herein as "Public Information Failure Payments." Public Information Failure Payments shall be paid on the earlier of (I) the last day of the calendar month during which such Public Information Failure Payments are incurred and (II) the third Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event PublicCo fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of one and one-half percent (1.5%) per month (prorated for partial months) until paid in full.
(p)    Notice of Disqualification Events. Each of PrivateCo and PublicCo will notify the Buyers in writing, prior to the Shares Closing Date of (i) any Disqualification Event relating to any PrivateCo Covered Person or PublicCo Covered Person, respectively, and (ii) any event that would, with the passage of time, reasonably be expected to become a Disqualification Event relating to any PrivateCo Covered Person or PublicCo Covered Person, respectively.
(q)    FAST Compliance. While any Warrants or Exchange Warrants are outstanding, PublicCo shall maintain a transfer agent that participates in the DTC Fast Automated Securities Transfer Program.
(r)    Lock-Up. PublicCo shall not amend, modify, waive or terminate any provision of any of the Lock-Up Agreements except to extend the term of the lock-up period and shall enforce the provisions of each Lock-Up Agreement in accordance with its terms. If any party to a Lock-Up Agreement breaches any provision of a Lock-Up Agreement, PublicCo shall promptly use its commercially reasonable efforts to seek specific performance of the terms of such Lock-Up Agreement.
(s)    Variable Securities. From the date hereof until the date twenty-four (24) months after the Registration Date (as defined in the Warrants), PrivateCo, PublicCo, each PrivateCo Subsidiary and each PublicCo Subsidiary shall be prohibited from effecting or entering into an agreement to effect any Subsequent Placement involving a Variable Rate Transaction other than a Permitted Subsequent Placement. "Variable Rate Transaction" means a transaction in which PrivateCo, PublicCo, any PrivateCo Subsidiary or any PublicCo Subsidiary (i) issues or sells any Convertible Securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of PrivateCo Common Stock or PublicCo Common Stock at any time after the initial issuance of such Convertible Securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Convertible Securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of PrivateCo or PublicCo or the market for the PrivateCo Common Stock or PublicCo Common Stock, other than pursuant to a customary "weighted average" anti-dilution provision or (ii) enters into any agreement (including, without limitation, an equity line of credit or an "at-the-market" offering) whereby PrivateCo, PublicCo, any PrivateCo Subsidiary or any PublicCo Subsidiary may sell securities at a future determined price (other than standard and customary "preemptive" or "participation" rights). Each Buyer shall be entitled to obtain injunctive relief against PrivateCo, PublicCo, the PrivateCo Subsidiaries and the PublicCo Subsidiaries to preclude any such issuance, which remedy shall be in addition to any right to collect damages for an actual breach of this Section 5(s).
(t)    Merger Agreement. Neither PrivateCo nor PublicCo shall amend or waive any of the terms of the Merger Agreement without the prior written consent of the Required Holders (as defined below).

(u)    U.S. Real Property Holding Corporation. So long as any of the Securities are held by any of the Buyers, neither PublicCo nor any of the PublicCo Subsidiaries shall become a U.S. real property holding corporation within the meaning of Section 897 of the Code, and PublicCo and each PublicCo Subsidiary shall so certify upon any Buyer's request.
(v)    PFIC. So long as any of the Securities are held by any of the Buyers, PublicCo shall not become a "passive foreign investment company" as defined in Section 1297 of the Code, and regulations promulgated thereunder.
(w)    Closing Documents. On or prior to fourteen (14) calendar days after the Shares Closing Date, PublicCo agrees to deliver, or cause to be delivered, to each Buyer and Schulte Roth & Zabel LLP a complete closing set (which may be solely in electronic format) of the executed Transaction Documents, Securities and any other documents required to be delivered to any party pursuant to Section 8 hereof or otherwise.
(x)    Short Sales. Each Buyer agrees that from the date hereof until the Warrant Closing Date and, thereafter, for so long as any Series T Warrants remain outstanding, such Buyer shall not, and shall cause its Affiliates not to, enter into or effect, directly or indirectly, a hedging transaction that establishes a Net Short Position with respect to the PublicCo Common Stock. For purposes hereof, a "Net Short Position" by a Person means a position whereby such Person has executed one or more sales of PublicCo Common Stock that is marked as a "short sale" (as defined in Rule 200 of Regulation SHO under the 1934 Act) and that is executed at a time when such Buyer has no equivalent offsetting long position in the PublicCo Common Stock or contract for the foregoing.
(y)    Options and Convertible Securities. Notwithstanding anything to the contrary contained in any Transaction Document, neither PrivateCo nor PublicCo shall increase or decrease (i) the purchase price provided for in any Options, (ii) the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or (iii) the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for shares of PrivateCo Common Stock or PublicCo Common Stock, in each case, after their respective issuance (whether such Options or Convertible Securities were issued on or prior to the date hereof or will be issued at any time after the date hereof, including, without limitation, pursuant to this Agreement), unless the Required Holders consents to such increase or decrease in writing prior to the effective date of such increase or decrease.
6.    REGISTER; TRANSFER AGENT INSTRUCTIONS.
(a)    Register. PublicCo shall maintain at its principal executive offices (or such other office or agency of PublicCo as it may designate by notice to each holder of Securities), a register for the Warrants in which PublicCo shall record the name and address of the Person in whose name the Warrants have been issued (including the name and address of each transferee) and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. PublicCo shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.

(b)    Transfer Agent Instructions. PublicCo shall issue irrevocable instructions to its Transfer Agent, and any subsequent transfer agent, in the form attached hereto as Exhibit F (the "Irrevocable Transfer Agent Instructions") to issue certificates or credit shares to the applicable balance accounts at DTC, registered in the name of each Buyer or its respective nominee(s), for the Exchange Shares issued in exchange of the Purchased Shares and the Warrant Shares upon delivery of a Capacity Notice or upon exercise of the Warrant, as applicable, in such amounts as specified from time to time by each Buyer to PublicCo upon delivery of a Capacity Notice or upon exercise of the Warrants, as applicable. PublicCo warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 6(b), and stop transfer instructions to give effect to Section 2(f) hereof, will be given by PublicCo to its Transfer Agent, and that the Securities shall otherwise be freely transferable on the books and records of PublicCo as and to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f), PublicCo shall permit the transfer and shall promptly instruct its Transfer Agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves the Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the Transfer Agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. PublicCo acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, PublicCo acknowledges that the remedy at law for a breach of its obligations under this Section 6(b) will be inadequate and agrees, in the event of a breach or threatened breach by PublicCo of the provisions of this Section 6(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.
7.    CONDITIONS TO PRIVATECO'S OBLIGATION TO SELL AND PUBLICCO'S OBLIGATION TO ISSUE.
The obligation of PrivateCo hereunder to issue and sell the Purchased Shares at the Shares Closing and the obligation of PublicCo hereunder to issue the Warrants at the Warrant Closing is subject to the satisfaction, at or before the Shares Closing Date, of each of the following conditions, provided that these conditions are for each of PrivateCo's and PublicCo's sole benefit and may be waived by PrivateCo and/or PublicCo at any time in its sole discretion by providing each Buyer with prior written notice thereof. Neither PrivateCo nor PublicCo may rely on the failure of any condition set forth in this Section 7 to be satisfied if such failure was proximately caused by its failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5(a), or a breach of this Agreement.
(i)    All Buyers shall have executed each of the Transaction Documents to which it is a party and delivered the same to PrivateCo and PublicCo.
(ii)    All Buyers shall have delivered to PrivateCo the Purchase Price (less, in the case of the Lead Investor, the amounts withheld pursuant to Section 5(h) and less, in the case of any converting Buyer as described in Section 1(e), the Outstanding Amount pursuant to such Buyer's, or such Buyer's affiliate, Note surrendered to PrivateCo pursuant to Section 1(e)), for the Purchased Shares and the related Warrants being purchased by such Buyer at the Shares Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by PrivateCo.
(iii)    The representations and warranties of such Buyer shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality, which shall be true and correct in all respects) as of the date when made and as of the Shares Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality, which shall be true and correct in all respects) as of such specified date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Shares Closing Date.
(iv)    All conditions precedent to the closing of the merger (the "Merger") contained in the Merger Agreement shall have been satisfied or waived.
(v)    The Form S-4 shall have become effective in accordance with the provisions of the 1933 Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 that has not been withdrawn.
8.    CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.
The obligation of each Buyer hereunder to purchase the Purchased Shares and the Warrants at the Shares Closing is subject to the satisfaction, at or before the Shares Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing PrivateCo with prior written notice thereof. No Buyer may rely on the failure of any condition set forth in this Section 8 to be satisfied if such failure was proximately caused by such Buyer's failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5(a), or a breach of this Agreement.
(i)    PrivateCo shall have duly executed and delivered to such Buyer (A) each of the PrivateCo Transaction Documents, and (B) the Purchased Shares (allocated in such amounts as such Buyer shall request, without changing the aggregate number of Purchased Shares PrivateCo is obligated to issue and deliver pursuant to this Agreement), being purchased by such Buyer at the Shares Closing pursuant to this Agreement.
(ii)    PublicCo shall have duly executed and delivered to such Buyer each of the PublicCo Transaction Documents (except for the Warrants).
(iii)    Such Buyer shall have received the opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C, PrivateCo's outside counsel, dated as of the Shares Closing Date, in the form attached hereto as Exhibit G-1.

(iv)    Such Buyer shall have received the opinion of Thompson Hine LLP, PublicCo's outside counsel, dated as of the Shares Closing Date, in the form attached hereto as Exhibit G-2.
(v)    PublicCo shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions in escrow to be released upon the effectiveness of the Merger, which irrevocable instructions shall have been delivered to and acknowledged in writing by the Transfer Agent.
(vi)    PrivateCo shall have delivered to such Buyer a certificate evidencing the formation and good standing of PrivateCo and the PrivateCo Subsidiaries in such entity's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within ten (10) calendar days prior to the Shares Closing Date.
(vii)    PublicCo shall have delivered to such Buyer a certificate evidencing the formation and good standing of PublicCo and the PublicCo Subsidiaries in such entity's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within ten (10) calendar days prior to the Shares Closing Date.
(viii)    PrivateCo shall have delivered to such Buyer a certificate evidencing its qualification as a foreign corporation and good standing of PrivateCo and the PrivateCo Subsidiaries issued by the Secretary of State (or comparable office) of the jurisdiction in which it has its headquarters, as of a date within ten (10) calendar days prior to the Shares Closing Date.
(ix)    PublicCo shall have delivered to such Buyer a certificate evidencing its qualification as a foreign corporation and good standing of PublicCo and the PublicCo Subsidiaries issued by the Secretary of State (or comparable office) of the jurisdiction in which it conducts business, as of a date within ten (10) calendar days prior to the Shares Closing Date.
(x)    Each of PrivateCo and PublicCo shall have delivered to such Buyer a certified copy of the PrivateCo Certificate of Incorporation and the PublicCo Certificate of Incorporation, respectively, as certified by the Secretary of State (or comparable office) of its jurisdiction of formation within ten (10) calendar days prior to the Shares Closing Date.
(xi)    Each of PrivateCo and PublicCo shall have delivered to such Buyer a certificate, executed by its Secretary and dated as of the Shares Closing Date, as to (i) the resolutions consistent with Section 3(b) or Section 4(a), respectively, as adopted by PrivateCo's Board of Directors and PublicCo's Board of Directors, respectively, in a form reasonably acceptable to such Buyer, (ii) the PrivateCo Certificate of Incorporation or the PublicCo Certificate of Incorporation, respectively, and (iii) the PrivateCo Bylaws and PublicCo Bylaws, respectively, each as in effect at the Shares Closing, in the form attached hereto as Exhibit H.
(xii)    The representations and warranties of each of PrivateCo and PublicCo shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality, PrivateCo Material Adverse Effect or PublicCo Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Shares Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality, PrivateCo Material Adverse Effect or PublicCo Material Adverse Effect, which shall be true and correct in all respects) as of such specified date), and each of PrivateCo and PublicCo shall have no reason to believe that the Closing (as defined in the Merger Agreement) will not occur, and each of PrivateCo and PublicCo shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the Shares Closing Date. Such Buyer shall have received certificates, executed by the Chief Executive Officer of each of PrivateCo and PublicCo, dated as of the Shares Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form attached hereto as Exhibit I.
(xiii)    Each of PrivateCo and PublicCo shall have delivered to each Buyer a lock-up agreement, in the form attached hereto as Exhibit J (collectively, the "Lock-Up Agreements"), executed by each Person set forth on Schedule 3(tt).
(xiv)    PublicCo shall have delivered to such Buyer a letter from its Transfer Agent certifying the number of shares of PublicCo Common Stock outstanding as of a date within five (5) calendar days of the Shares Closing Date.
(xv)    The proposed Merger between PrivateCo and PublicCo shall have been consummated or shall occur immediately following the Shares Closing2 and the PublicCo Common Stock (I) shall be designated for quotation or approved for listing on the Principal Market and (II) shall not have been suspended, as of the Shares Closing Date, by the SEC or the Principal Market from trading on the Principal Market.
(xvi)    Each of PrivateCo and PublicCo shall have obtained all stockholder, governmental, regulatory or other third party consents and approvals, including, without limitation, approval of the Principal Market, necessary for the completion of the Merger and the sale of the Securities, including, without limitation, in the case of PublicCo, any and all stockholder approval required by the Principal Market with respect to the issuances of the Warrants and the Warrant Shares in full upon exercise of the Warrants without giving effect to any limitation on the exercise of the Warrants set forth therein.
(xvii)    All conditions precedent to the closing of the Merger contained in the Merger Agreement shall have been satisfied or waived.
(xviii)    The Form S-4 shall have become effective in accordance with the provisions of the 1933 Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 that has not been withdrawn.
2 NTD: The Merger Agreement to include the Exchange Warrants.

(xix)    The Securities Escrow Agreement shall have been executed and delivered to such Buyer by the other parties thereto.
(xx)    PrivateCo shall have issued or shall substantially concurrently with the Share Closing issue the Additional Purchased Shares and the applicable Initial Purchased Shares in escrow in the name of the Escrow Agent in accordance with the terms of the Securities Escrow Agreement.
(xxi)    Such Buyer shall have received PrivateCo's wire instructions on PrivateCo's letterhead duly executed by an authorized executive officer of PrivateCo.
(xxii)    PrivateCo shall have filed a certificate of amendment to its Certificate of Incorporation (the "Certificate of Amendment") to increase the number of authorized shares of Common Stock under the Certificate of Incorporation to 120,000,000.
(xxiii)    PublicCo shall have effected a reverse stock split of shares of PublicCo Common Stock at a ratio and time to be determined, if at all, in the sole discretion of the Lead Investor; provided that such ratio shall be within a range to be determined in the sole discretion of the Lead Investor and approved by the board of directors (which approval shall not be unreasonably withheld, conditioned or delayed) and stockholders of PublicCo and shall be a ratio permitting PublicCo's compliance with the initial listing standards of the Principal Market.
(xxiv)    PublicCo shall have a number of shares of PublicCo Common Stock equal to the Required Reserve Amount available in its authorized capital and reserved for issuances under the Transaction Documents.
(xxv)    PrivateCo shall have delivered written notice to the Escrow Agent, with a copy of such executed notice to the Lead Investor, that the Shares Closing is occurring on the Shares Closing Date.
(xxvi)    Each of PrivateCo and PublicCo shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.
9.    TERMINATION. In the event that the Shares Closing shall not have occurred with respect to a Buyer on or before July 11, 2023 due to PrivateCo's, PublicCo's or such Buyer's failure to satisfy the conditions set forth in Sections 7 and 8 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the Buyer, if such Buyer is the nonbreaching party, or PrivateCo, if PrivateCo is the nonbreaching party, or PublicCo, if PublicCo is the nonbreaching party, shall have the option to terminate this Agreement with respect to such Buyer, if such Buyer is the breaching party, or with respect to PrivateCo and PublicCo, if PrivateCo or PublicCo are the breaching party, at the close of business on such date by delivering a written notice to that effect to each other party to this Agreement and without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 9, PrivateCo shall remain obligated to reimburse the Lead Investor or its designee(s), as applicable, for the expenses described in Section 5(h) above.
10.    MISCELLANEOUS.
(a)    Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. In addition to, but not in limitation of, any other rights of a Buyer hereunder, if (a) this Agreement is placed in the hands of an attorney for collection of any indemnification or other obligation hereunder then outstanding or enforcement or any such obligation is collected or enforced through any legal proceeding or a Buyer otherwise takes action to collect amounts due under this Agreement or to enforce the provisions of this Agreement or (b) there occurs any bankruptcy, reorganization, receivership of PrivateCo or PublicCo or other proceedings affecting PrivateCo's or PublicCo's creditors' rights and involving a claim under this Agreement, then PrivateCo or PublicCo, as applicable, shall pay the costs incurred by such Buyer for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys' fees and disbursements.
(b)    Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or .pdf signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or .pdf signature.
(c)    Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d)    Severability. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).
(e)    Entire Agreement; Amendments. This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between PrivateCo, PublicCo, their affiliates and Persons acting on their behalf, on the one hand, and the Buyers, their affiliates and Persons acting on their behalf, on the other hand, with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, none of PrivateCo, PublicCo nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by PrivateCo, PublicCo and the Required Holders, and any amendment to this Agreement made in conformity with the provisions of this Section 10(e) shall be binding on all Buyers and holders of Securities, PrivateCo and PublicCo. No provisions hereto may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. Neither PrivateCo nor PublicCo has, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, each of PrivateCo and PublicCo confirms that, except as set forth in this Agreement, no Buyer has made any commitment or promise or has any other obligation to provide any financing to PrivateCo or PublicCo or otherwise. As used in this Agreement, "Required Holders" means (I) prior to the Shares Closing Date, the Buyers entitled to purchase at the Closings a majority of the aggregate amount of Initial Purchased Shares issuable hereunder and the aggregate amount of Warrant Shares issuable under the Warrants (without regard to any restriction or limitation on the exercise of the Warrants contained or the delivery of the Exchange Shares issued in exchange of Purchased Shares contained therein or herein) and shall include the Lead Investor and (II) on or after the Shares Closing Date, holders of at least a majority of the aggregate amount of Securities issued and issuable hereunder and under the Warrants held by the Buyers or successors and assigns of the Buyers (without regard to any restriction or limitation on the exercise of the Warrants or the delivery of the Exchange Shares issued in exchange of Additional Purchased Shares contained therein or herein) as of the applicable time of determination and shall include the Lead Investor so long as the Lead Investor or any of its affiliates holds any Securities.
(f)    Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement or any of the other Transaction

Documents must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon delivery, when sent by electronic mail (provided that the sending party does not receive an automated rejection notice); or (iii) one (1) Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses, facsimile numbers and e-mail addresses for such communications shall be:
If to PrivateCo:
GRI Bio, Inc.
2223 Avenida De La Playa, Suite 208
La Jolla, California 92037
Attention:    Marc Hertz
E-mail:    mh@gribio.com
With a copy (for informational purposes only) to:
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C
3580 Carmel Mountain Road, Suite 300
San Diego, CA 92130
Attention:    Adam Lenain
E-mail:    ACLenain@mintz.com
If to PublicCo:
Vallon Pharmaceuticals, Inc.
100 N. 18th Street, Suite 300
Philadelphia, PA 19103
Telephone:    267-607-8255
Attention:    David Baker
E-mail:    davidb@vallon-pharma.com
With a copy (for informational purposes only) to:
Thompson Hine LLP
355 Madison Avenue, 12th Floor
Telephone:    212-344-5680
Attention:    Faith L. Charles
E-mail:    faith.charles@thompsonhine.com
If to the Escrow Agent:
The Bank of New York Mellon
Corporate Trust Administration
240 Greenwich Street
New York, NY 10286

Attention: Escrow Unit
If to the Transfer Agent:
Broadridge Corporate Issuer Solutions, Inc.
51 Mercedes Way
Edgewood, NY 11717
Telephone:    (201) 714-8506
Attention:    Kevin Shinkunas, Senior Relationship Manager
E-mail:    kevin.shinkunas@broadridge.com
If to a Buyer, to its address and e-mail address set forth on the Schedule of Buyers, with copies to such Buyer's representatives as set forth on the Schedule of Buyers,
With a copy (for informational purposes only) to:
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Telephone:    (212) 756-2000
Attention:    Eleazer N. Klein, Esq.
E-mail:    eleazer.klein@srz.com
or to such other address, facsimile number and/or e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) calendar days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine or e-mail containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.
(g)    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Purchased Shares or the Warrants. Neither PrivateCo nor PublicCo shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the Required Holders, including by way of a Fundamental Transaction (unless PublicCo is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Warrants and other than the Merger in accordance with the terms and conditions of the Merger Agreement). A Buyer may assign some or all of its rights hereunder without the consent of PrivateCo or PublicCo, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights. For the avoidance of doubt, each Buyer may, without the consent of either PrivateCo or PublicCo, assign some or all of its right of participation set forth in Section 5(n)(iii) to any other Person approved by the Required Holders, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights, and which assignment may occur (x) prior to receiving an Offer Notice or (y) after receiving an Offer Notice up to the date of execution and delivery by PublicCo and the Buyers of a purchase agreement relating to the Offered Securities.
(h)    Third Party Beneficiaries. The Placement Agent shall be a third party beneficiary of the representations and warranties of the Buyers in Section 2, the representations and warranties of PrivateCo in Section 3 and the representations and warranties of PublicCo in Section 4. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except that each Indemnitee (as defined below) shall have the right to enforce the obligations of PrivateCo and PublicCo with respect to Section 10(k) and as otherwise set forth in this Section 10(h).
(i)    Survival. Unless this Agreement is terminated under Section 9, the representations and warranties of PrivateCo, PublicCo and the Buyers contained in Sections 2, 3 and 4, respectively, and the agreements and covenants set forth in Sections 5, 6 and 10, respectively, shall survive the Closings. Each Buyer, and each of PrivateCo and PublicCo, shall be responsible only for its own representations, warranties, agreements and covenants hereunder.
(j)    Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
(k)    Indemnification. (i) In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of PrivateCo's other obligations under the Transaction Documents, PrivateCo shall defend, protect, indemnify and hold harmless each Buyer and each other holder of the Securities and all of their stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by PrivateCo in the Transaction Documents or any other certificate, instrument or document of PrivateCo contemplated hereby or thereby (provided that for purposes of establishing a misrepresentation or breach of a representation or warranty, such representation or warranty shall be read without giving effect to any materiality or PrivateCo Material Adverse Effect qualifiers set forth therein), (b) any breach of any covenant, agreement or obligation of PrivateCo contained in the Transaction Documents or any other certificate, instrument or document of PrivateCo contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of PrivateCo or PublicCo) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (iii) any disclosure made by such Buyer pursuant to Section 5(j), or (iv) the status of such Buyer or holder of the Securities as an investor in PrivateCo pursuant to the transactions contemplated by the Transaction Documents; provided that PrivateCo will have no obligation to defend, protect, indemnify or hold harmless any Indemnitee in respect of any Indemnified Liabilities as a result of, arising out of or relating to the willful misconduct, gross negligence or bad faith of such Buyer or such Indemnitee or information furnished to PrivateCo or PublicCo by such Buyer or such Indemnitee. To the extent that the foregoing undertaking by PrivateCo may be unenforceable for any reason, PrivateCo shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 10(k)(i) shall be the same as those set forth in Section 6 of the Registration Rights Agreement.
(ii) In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of PublicCo's other obligations under the Transaction Documents, PublicCo shall defend, protect, indemnify and hold harmless the Indemnitees from and against any and all Indemnified Liabilities incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by PublicCo in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby (provided that for purposes of establishing a misrepresentation or breach of a representation or warranty, such representation or warranty shall be read without giving effect to any materiality or PublicCo Material Adverse Effect qualifiers set forth therein), (b) any breach of any covenant, agreement or obligation of PublicCo contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of PrivateCo or PublicCo) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (iii) any disclosure made by such Buyer pursuant to Section 5(j), or (iv) the status of such Buyer or holder of the Securities as an investor in PublicCo pursuant to the transactions contemplated by the Transaction Documents; provided that PublicCo will have no obligation to defend, protect, indemnify or hold harmless any Indemnitee in respect of any Indemnified Liabilities as a result of, arising out of or relating to the willful misconduct, gross negligence or bad faith of such Buyer or such Indemnitee or information furnished to PublicCo or PrivateCo by such Buyer or such Indemnitee. To the extent that the foregoing undertaking by PublicCo may be unenforceable for any reason, PublicCo shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 10(k)(ii) shall be the same as those set forth in Section 6 of the Registration Rights Agreement.
(l)    No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(m)    Remedies. Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, each of PrivateCo and PublicCo recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers. Each of PrivateCo and PublicCo therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.
(n)    Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and either PrivateCo or PublicCo does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to PrivateCo or PublicCo, as applicable, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.
(o)    Payment Set Aside. To the extent that PrivateCo or PublicCo makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to PrivateCo or PublicCo, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.
(p)    Independent Nature of Buyers' Obligations and Rights. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as, and each of PrivateCo and PublicCo acknowledges that the Buyers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group, and neither PrivateCo nor PublicCo shall assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents and each of PrivateCo and PublicCo acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each of PrivateCo and PublicCo acknowledges and each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors.

Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.
[Signature Pages Follow]

IN WITNESS WHEREOF, each Buyer, PrivateCo and PublicCo have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

GRI BIO, INC.

By:	/s/ Marc Hertz
	Name:	Marc Hertz
	Title:	Chief Executive Officer

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, each Buyer, PrivateCo and PublicCo have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

VALLON PHARMACEUTICALS, INC.

By:
Name:
Title:

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, each Buyer, PrivateCo and PublicCo have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

ALTIUM GROWTH FUND, LP

By:
Name:
Title:

Maximum Percentage with respect to the delivery for the Exchange Shares to be issued in exchange of the Initial
Purchased Shares:	☐	4.99%
	☒	9.99%

Maximum Percentage with respect to the delivery for the Exchange Shares to be issued in exchange of the Additional
Purchased Shares:	☐	4.99%
	☒	9.99%

Maximum Percentage to be included in the Series A-1
Warrants:	☒	4.99%
	☐	9.99%

Maximum Percentage to be included in the Series A-2
Warrants:	☐	4.99%
	☒	9.99%

Maximum Percentage to be included in the Series T
Warrants:	☒	4.99%
	☐	9.99%

[Signature Page to Securities Purchase Agreement]

SCHEDULE OF BUYERS

(1)	(2)	(3)	(4)

Buyer	Address, Facsimile Number and E-mail	Purchase Price	Legal Representative's Address, Facsimile Number and E-mail

Altium Growth Fund, LP	c/o Altium Capital Management, LP 152 West 57th Street, 20th Floor New York, NY 10019 Attention: Joshua Thomas Telephone: 212-259-8404 E-mail: jthomas@altiumcap.com	$12,250,000 plus the outstanding principal amount of the Notes	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Eleazer Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2376 E-mail: eleazer.klein@srz.com

TOTAL		$12,250,000 plus the outstanding principal amount of the Notes

EXHIBITS

Exhibit A	Form of Securities Escrow Agreement
Exhibit B	Form of Warrants
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of Capacity Notice
Exhibit E	Form of Exchange Warrant
Exhibit F	Form of Irrevocable Transfer Agent Instructions
Exhibit G-1	Form of Opinion of PrivateCo's Counsel
Exhibit G-2	Form of Opinion of PublicCo's Counsel
Exhibit H	Form of Secretary's Certificate
Exhibit I	Form of Officer's Certificate
Exhibit J	Form of Lock-Up Agreement

SCHEDULES

PrivateCo Disclosure Schedules

Schedule 1(c)(iii)	PrivateCo Holders
Schedule 3(d)	No Conflicts
Schedule 3(e)	Consents
Schedule 3(j)	Private Placement Memorandum; Financial Statements
Schedule 3(k)	Absence of Certain Changes
Schedule 3(l)	Conduct of Business; Regulatory Permits
Schedule 3(m)	Transactions with Affiliates
Schedule 3(n)	Equity Capitalization
Schedule 3(o)	Indebtedness and Other Contracts
Schedule 3(p)	Absence of Litigation
Schedule 3(r)	Employee Benefits
Schedule 3(t)	Real Property
Schedule 3(u)	Intellectual Property Rights
Schedule 3(z)	Internal Accounting
Schedule 3(ee)	FDA
Schedule 3(tt)	Lock-Up Parties
Schedule 5(d)(iii)	Pro Forma Capitalization Table
Schedule 5(e)	Use of Proceeds

PublicCo Disclosure Schedules

Schedule 4(c)	No Conflicts
Schedule 4(d)	Consents
Schedule 4(j)	Registration Rights
Schedule 4(k)	Solvency

PART II
INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT
Item 20. Indemnification of Directors and Officers
Section 145 of the DGCL authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.
We have adopted provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:
•any breach of the director’s duty of loyalty to us or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or
•any transaction from which the director derived an improper personal benefit.
These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.
In addition, our bylaws provide that:
•we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and
•we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.
We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with our executive officers. These agreements provide that we will indemnify each of our directors, our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Item 21. Exhibits and Financial Statement Schedules.
(a)Exhibit Index
A list of exhibits filed with this Registration Statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.
(b)Financial Statements
The financial statements filed with this Registration Statement on Form S-4 are set forth on the Financial Statement Index and are incorporated herein by reference.
Item 22. Undertakings.
(a)The undersigned registrant hereby undertakes as follows:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(5)That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(7)That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(8)To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.
(9)To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.
(10)Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Description
2.1Δ
Agreement and Plan of Merger, dated as of December, 2022, by and among Vallon Pharmaceuticals, Inc., GRI Bio, Inc., and Vallon Merger Sub, Inc. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed with the SEC on December 13, 2022).

3.1	Amended and Restated Certificate of Incorporation of Vallon Pharmaceuticals, Inc. (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed with the SEC on February 16, 2021).
3.2	Amended and Restated Bylaws of Vallon Pharmaceuticals, Inc. (Incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K, filed with the SEC on February 16, 2021).
3.3
Amendment No. 1 to the Amended and Restated Bylaws of Vallon Pharmaceuticals, Inc., certified as of May 16, 2022 (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed with the SEC on May 18, 2022).

4.1
Specimen certificate evidencing shares of common stock (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1, initially filed with the SEC on October 23, 2020, as amended on January 28, 2021).

4.2	Form of Underwriter Warrant (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed with the SEC on February 16, 2021).
4.3	Form of Bridge Warrant (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed with the SEC on May 13, 2022).
4.4	Form of Equity Warrant (Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed with the SEC on December 13, 2022).
4.5	Form of Exchange Warrant (Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K, filed with the SEC on December 13, 2022).
4.6Δ	Form of Senior Secured Note of GRI Bio, Inc. (Incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).
4.7Δ
Registration Rights Agreement, by and between Vallon Pharmaceuticals, Inc. and the investor party thereto, dated December 13, 2022 (Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K, filed with the SEC on December 13, 2022).

4.8
Warrant to Purchase Stock issued to TEP Biotech, LLC, dated as of November 2, 2018 (Incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

4.9
Warrant to Purchase Stock issued to TEP Biotech, LLC, dated as of December 3, 2019 (Incorporated by reference to Exhibit 4.9 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

4.10
Warrant to Purchase Stock issued to TEP Biotech, LLC, dated as of July 7, 2022 (Incorporated by reference to Exhibit 4.10 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

4.11
Warrant to Purchase Stock issued to Oppel Greeff, dated as of July 7, 2022 (Incorporated by reference to Exhibit 4.11 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

4.12
Warrant to Purchase Stock issued to Oppel Greeff, dated as of November 4, 2020 (Incorporated by reference to Exhibit 4.12 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

4.13
Warrant to Purchase Stock issued to Dinver LLC, dated as of November 4, 2020 (Incorporated by reference to Exhibit 4.13 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

4.14
Warrant to Purchase Stock issued to Eric Reiter, dated as of November 4, 2020 (Incorporated by reference to Exhibit 4.14 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

4.15
Warrant to Purchase Stock issued to FT618 Investments, LLC, dated as of November 9, 2020 (Incorporated by reference to Exhibit 4.15 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

4.16
Warrant to Purchase Stock issued to FT618 Investments, LLC, dated as of December 28, 2020 (Incorporated by reference to Exhibit 4.16 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

4.17	Form of Amendment to 2020 Warrant to Purchase Stock of GRI (Incorporated by reference to Exhibit 4.17 to the Registration Statement on Form S-4/A, filed with the SEC on January 27, 2023).
4.18	Form of Amendment to 2022 Warrant to Purchase Stock of GRI (Incorporated by reference to Exhibit 4.18 to the Registration Statement on Form S-4/A, filed with the SEC on January 27, 2023).
5.1♦	Opinion of Thompson Hine LLP.
8.1
Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding tax matters (Incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.1#
Employment Agreement between Vallon Pharmaceuticals, Inc. and David Baker, dated April 20, 2021 (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed with the SEC on May 13, 2021).

10.2#
Employment Agreement between Vallon Pharmaceuticals, Inc. and Leanne Kelly, dated May 10, 2021 (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q, filed with the SEC on May 13, 2021).

10.3#
Vallon Pharmaceuticals, Inc. 2018 Equity Incentive Plan (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1, initially filed with the SEC on October 23, 2020, as amended).

10.4#
Form of Stock Option Agreement under Vallon Pharmaceuticals, Inc. 2018 Equity Incentive Plan (Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1, initially filed with the SEC on October 23, 2020, as amended).

10.5#
Form of Incentive Stock Option Agreement under Vallon Pharmaceuticals, Inc. 2018 Equity Incentive Plan (Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1, initially filed with the SEC on October 23, 2020, as amended).

10.6#
Form of Nonqualified Stock Option Agreement under Vallon Pharmaceuticals, Inc. 2018 Equity Incentive Plan (Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1, initially filed with the SEC on October 23, 2020, as amended).

10.7#
Form of Directors’ and Officers’ Indemnity Agreement (Incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1, initially filed with the SEC on October 23, 2020, as amended).

10.8
Investor’s Rights Agreement, dated as of July 25, 2019, by and between Vallon Pharmaceuticals, Inc. and Salmon Pharma GmbH (Incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1, initially filed with the SEC on October 23, 2020, as amended).

10.9
License Agreement, effective as of January 6, 2020, by and between Vallon Pharmaceuticals, Inc. and MEDICE Arzneimittel Putter GmbH & Co. KG (Incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-1, initially filed with the SEC on October 23, 2020, as amended).

10.10	Form of Lock Up Agreement (Incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1, initially filed with the SEC on October 23, 2020, as amended).
10.11	Form of Lock-Up Agreement (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed with the SEC on December 13, 2022).
10.12
Form of Vallon Support Agreement, dated as of December 13, 2022, by and between GRI Bio, Inc. and each of the parties named in each agreement therein (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on December 13, 2022).

10.13
Form of GRI Support Agreement, dated as of December 13, 2022, by and between Vallon Pharmaceuticals, Inc. and each of the parties named in each agreement therein (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on December 13, 2022).

10.14Δ
Voting Agreement, dated as of December 30, 2020, by and among Vallon Pharmaceuticals, Inc. and certain of its stockholders (Incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-1, initially filed with the SEC on October 23, 2020, as amended).

10.15
Placement Agency Agreement, dated May 13, 2022, between the Company and Ladenburg Thalmann & Co., Inc. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on May 13, 2022).

10.16Δ	Form of Securities Purchase Agreement (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on May 13, 2022).
10.17Δ
Amendment No. 1 to Securities Purchase Agreement, dated July 25, 2022, between Vallon Pharmaceuticals, Inc. and each Purchaser identified on the signature pages hereto (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on July 26, 2022).

10.18	Form of Amendment No. 1 to Common Stock Purchase Warrant (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on July 26, 2022).
10.19#
Non-Employee Director Compensation Program of Vallon Pharmaceuticals, Inc., effective on June 9, 2022 (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q, filed with the SEC on July 28, 2022).

10.20Δ
Securities Purchase Agreement, by and between GRI Bio, Inc. and the investor party thereto, dated December 13, 2022 (Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, filed with the SEC on December 13, 2022).

10.21Δ
Securities Purchase Agreement, by and among Vallon Pharmaceuticals, Inc., GRI Bio, Inc. and the investor party thereto, dated December 13, 2022 (Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K, filed with the SEC on December 13, 2022).

10.22#
Incentive Stock Option Agreement by and between GRI Bio, Inc. and Sean Edwards, dated as of November 4, 2016 (Incorporated by reference to Exhibit 10.22 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.23#
Nonqualified Stock Option Agreement by and between GRI Bio, Inc. and Rohit Loomba, dated as of November 4, 2016 (Incorporated by reference to Exhibit 10.23 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.24#
Nonqualified Stock Option Agreement by and between GRI Bio, Inc. and Gerald Yakatan, dated as of November 4, 2016 (Incorporated by reference to Exhibit 10.24 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.25#Δ
Restricted Stock Purchase Agreement, by and between GRI Bio, Inc. and Albert Agro, dated as of November 1, 2009 (Incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.26#
Restricted Stock Award Agreement, by and between GRI Bio, Inc. and Albert Agro, dated as of April 2, 2015, as amended by the Amendment to the Restricted Stock Award Agreement, by and between the Company and Albert Agro, dated as of December 7, 2022 (Incorporated by reference to Exhibit 10.26 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.27#Δ
Restricted Stock Purchase Agreement, by and between GRI Bio, Inc. and Vipin Kumar Chaturvedi, dated as of March 28, 2009 (Incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.28#
Restricted Stock Award Agreement, by and between GRI Bio, Inc. and Vipin Kumar Chaturvedi, dated as of April 2, 2015, as amended by the Amendment to the Restricted Stock Award Agreement, by and between the Company and Vipin Kumar Chaturvedi, dated as of December 7, 2022 (Incorporated by reference to Exhibit 10.28 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.29#
Restricted Stock Award Agreement, by and between GRI Bio, Inc. and Sean Edwards, dated as of March 31, 2021 (Incorporated by reference to Exhibit 10.29 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.30#
Restricted Stock Award Agreement, by and between GRI Bio, Inc. and Sean Edwards, dated as of December 7, 2022 (Incorporated by reference to Exhibit 10.30 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.31#Δ
Restricted Stock Purchase Agreement, by and between GRI Bio, Inc. and W. Marc Hertz, dated as of March 28, 2009 (Incorporated by reference to Exhibit 10.31 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.32#
Restricted Stock Award Agreement, by and between GRI Bio, Inc. and W. Marc Hertz, dated as of April 2, 2015, as amended by the Amendment to the Restricted Stock Award Agreement, by and between the Company and W. Marc Hertz, dated as of December 7, 2022 (Incorporated by reference to Exhibit 10.32 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.33#
Restricted Stock Award Agreement, by and between GRI Bio, Inc. and W. Marc Hertz, dated as of March 31, 2021 (Incorporated by reference to Exhibit 10.33 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.34#
Restricted Stock Award Agreement, by and between GRI Bio, Inc. and W. Marc Hertz, dated as of December 7, 2022 (Incorporated by reference to Exhibit 10.34 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.35#
Consulting and Clinical Advisory Board Agreement, by and between GRI Bio, Inc. and Rohit Loomba, M.D., dated as of June 3, 2016 (Incorporated by reference to Exhibit 10.35 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.36#
Consulting and Scientific Advisory Board Agreement, by and between GRI Bio, Inc. and Vipin Kumar Chaturvedi, personally or through Vidur Discoveries LLC, dated as of October 31, 2018 (Incorporated by reference to Exhibit 10.36 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.37Δ
Lease Agreement, dated as of March 2, 2018, by and between La Jolla Shores Plaza, LLC and GRI Bio, Inc., for that property located at 2223 Avenida de la Playa, Suite 208, La Jolla, California, 92037, as amended on February 16, 2021 (Incorporated by reference to Exhibit 10.37 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

10.38#	GRI Bio, Inc. 2015 Equity Incentive Plan (Incorporated by reference to Exhibit 10.38 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).
10.39
Stock Redemption Agreement, by and between GRI Bio, Inc. and Catalent Ontario Limited, dated as of November 2, 2018 (Incorporated by reference to Exhibit 10.39 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).

21.1	List of subsidiaries (Incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K, filed with the SEC on March 29, 2021).
23.1♦	Consent of EisnerAmper LLP, Independent Registered Public Accounting Firm.
23.2♦	Consent of Sadler, Gibb & Associates LLC, Independent Registered Public Accounting Firm.
23.3♦	Consent of Thompson Hine LLP (Included in Exhibit 5.1).
23.4	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (Included in Exhibit 8.1).
23.5♦	Consent of Ladenburg Thalmann & Co., Inc., Financial Advisor to Vallon.
24.1	Powers of Attorney (included on the signature page to the initial registration statement).
99.1	Proposed Amended and Restated Certificate of Vallon Pharmaceuticals, Inc. (Incorporated by reference to Annex E to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).
99.2♦	Form of proxy card for the Vallon Pharmaceuticals, Inc. virtual special meeting of stockholders.
99.3	Consent of W. Marc Hertz, Ph.D., as designee to the Board of Directors (Incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).
99.4	Consent of David Szekeres, as designee to the Board of Directors (Incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4, filed with the SEC on December 23, 2022).
101.INS♦	Inline XBRL Instance Document.
101.SCH♦	Inline XBRL Taxonomy Extension Schema Document.
101.CAL♦	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF♦	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB♦	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE♦	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104♦	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).
107♦	Filing Fee Table.
__________________
Unless otherwise indicated, exhibits are filed herewith.
♦    Filed herewith.
*To be filed by amendment.
#    Indicates a management contract or any compensatory plan, contract or arrangement.
Δ    Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Vallon undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania on February 9, 2023.

VALLON PHARMACEUTICALS, INC.
By:	/s/ David Baker

David Baker
President and Chief Executive Officer
POWER OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David Baker	President and Chief Executive Officer (Principal Executive Officer)	February 9, 2023
David Baker

/s/ Leanne Kelly	Chief Financial Officer (Principal Financial and Accounting Officer)	February 9, 2023
Leanne Kelly

*	Director, Chairperson of the Board	February 9, 2023
Marella Thorell

*	Director	February 9, 2023
Richard Ammer

*	Director	February 9, 2023
Joseph Payne

*	Director	February 9, 2023
Meenu Karson

By:	/s/ David Baker

David Baker
Attorney-in-Fact

*Pursuant to Power of Attorney